03045284

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME NQL Drilling Tools, Inc.

*CURRENT ADDRESS 1507 - 4th Street
Nisku, Alberta
Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 22 2003
THOMSON FINANCIAL

FILE NO. 82- 2052 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 12/10/03

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
NQL Drilling Tools Inc. - Rights Offering Oversubscribed

/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

NISKU, AB, Oct. 16 /CNW/ - NQL Drilling Tools Inc. ("Company") (TSX-NQL.A) is pleased to announce that the rights offering which expired at 4:00 pm on Tuesday, October 14, 2003, resulted in an over subscription with requests for shares totalling 8,303,239. As a result, the maximum number of 7,100,141 Class A common shares available pursuant to the rights offering will be issued. CanFund VE Investors II, L.P. will not be required to take up any shares pursuant to its stand-by commitment.

The closing of the rights offering is anticipated to be completed no later than Monday, October 20, 2003. Total gross proceeds raised from the rights offering will be $22,365,444.15 and NQL will have 42,597,845 Class A Common Shares issued and outstanding. The Company will use the net proceeds of the rights offering to repay certain amounts owing to CanFund VE Investors II, L.P. pursuant to the previously completed $10 million short term subordinated loan arrangement and to repay certain amounts owing to its Canadian senior bank lenders while retaining $8 million for working capital purposes.

NQL Drilling Tools Inc. is an industry leader in providing downhole tools, technology and services used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

THIS NEWS RELEASE DOES NOT CONSTITUTE AN OFFER OF SECURITIES FOR SALE.
%SEDAR: 00003534E

/For further information: Dean Livingstone, President and Chief Executive Officer, or Kevin Nugent, Vice President, Finance and Chief Financial Officer, Telephone: (780) 955-8828;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./
(NQL.A.)

CO: NQL Drilling Tools Inc.

CNW 08:00e 16-OCT-03

1 . a . 11

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
NQL Drilling Tools Inc. - Rights Offering

/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

NISKU, AB, Sept. 10 /CNW/ - NQL Drilling Tools Inc. (TSX-NQL.A) is pleased to announce that it has finalized the terms of its previously announced rights offering, which is expected to result in gross proceeds of approximately $22 million.

The Company will be issuing, to holders of its outstanding Class "A" common shares of record at the close of business on September 17, 2003, transferable rights certificates to subscribe for common shares before 4:00 p.m. (Calgary time) on October 14, 2003 on the terms set out in a rights offering circular to be mailed by the Company to its shareholders. The rights offering circular will also be available on the SEDAR website at www.sedar.com. Each shareholder will receive one right for each common share held on the record date. The holders of rights will be entitled to acquire one common share for every five rights held upon payment of the subscription price of $3.15 per share. The rights will be listed for trading on the Toronto Stock Exchange until 12:00 noon (Toronto time) on October 14, 2003. Shareholders who exercise all of their rights will also be entitled to acquire additional shares, if available, pursuant to an additional subscription privilege as described in the rights offering circular.

CanFund VE Investors II, L.P., which currently owns 12.1% of the issued and outstanding common shares of the Company, has agreed, subject to certain conditions described in the rights offering circular, to acquire all common shares that are not taken up by rights holders.

The Company will use the net proceeds of the rights offering to repay certain amounts owing to CanFund VE Investors II, L.P. pursuant to the previously completed $10 million short term subordinated loan arrangement and to repay certain amounts owing to its Canadian senior bank lenders, while retaining up to $8 million for working capital purposes.

NQL Drilling Tools Inc. is an industry leader in providing downhole tools, technology and services used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

THIS NEWS RELEASE DOES NOT CONSTITUTE AN OFFER OF SECURITIES FOR SALE.
%SEDAR: 00003534E

/For further information: Dean Livingstone, President and Chief Executive Officer, Kevin Nugent, Vice President, Finance and Chief Financial Officer, Telephone: (780) 955-8828;

(NQL.A.)

CO: NQL Drilling Tools Inc.

CNW 08:00e 10-SEP-03

News release via Canada NewsWire, Calgary 403-269-7605

03 NOV 10 AM 7:21

Attention Business Editors:
NQL Drilling Tools Inc. - Closing of $25 million private placement

/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

Symbol: NQL.A - TSX

NISKU, AB, Sept. 3 /CNW/ - NQL Drilling Tools Inc. (TSX-NQL.A) (the "Company") is pleased to announce the completion of its previously announced private placement of 6,349,300 Class "A" common shares ("Common Shares") to Lime Rock Partners II, L.P. ("Lime Rock") and 1,587,300 Common Shares to CanFund VE Investors II, L.P. ("CanFund"), at a price of $3.15 per share, for a total of 7,936,600 Common Shares and total gross proceeds of approximately $25 million.

With the closing of this private placement, the Company has successfully completed another component of its previously announced refinancing package. The Company had previously closed a $10 million short term loan arrangement with CanFund and successfully negotiated and entered into a loan extension arrangement with the Company's Canadian senior bank lenders.

The Company will use the net proceeds of the private placement to repay more than $20 million of the Company's $34.6 million bridge loan facility with its Canadian senior bank lenders, while retaining $2 million for working capital purposes.

At a shareholders' meeting held on September 2, 2003, shareholders of the Company approved the private placement, and the waiver of the application of the Company's shareholder rights protection plan to the private placement, the Company's planned $22 million rights offering and related transactions. Following completion of the private placement, in accordance with the terms of the shareholder rights protection plan, all rights issued under the shareholder rights protection plan are being redeemed by the Company.

In connection with the completion of the private placement, Thomas R. Bates, Jr. and John Clarkson (both nominees of Lime Rock) were appointed to the board of directors of the Company, joining R. Tim Swinton (Chairman), Dean Livingstone, Bruce R. Libin, Derek Martin and Glen D. Roane as directors of the Company.

The Company intends to proceed with its previously announced $22 million rights offering by mid-September, subject to obtaining final regulatory approvals.

This news release is not for dissemination in the United States or to any United States news services. The Common Shares of the Company have not and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold in the United States or to any U.S. person except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

NQL Drilling Tools Inc. is an industry leader in providing downhole tools, technology and services used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis.

/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

%SEDAR: 00003534E

/For further information: R. Tim Swinton, Chairman, Telephone: (780) 955-8828; or Dean Livingstone, President and Chief Executive Officer, Telephone: (780) 955-8828;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./
(NQL.A.)

CO: NQL Drilling Tools Inc.

CNW 08:00e 03-SEP-03

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
NQL Drilling Tools Inc. - Appointment of CFO

03 NOV 10 AM 7:21

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

NISKU, AB, Aug. 12 /CNW/ - NQL Drilling Tools Inc. (TSX-NQL.A) is pleased to announce that Kevin L. Nugent, C.A., has accepted an appointment as Vice President, Finance and Chief Financial Officer for the Company. Mr. Nugent has a broad background in accounting and finance, operations and corporate development. Most recently, Mr. Nugent has served as Vice President of a private equity firm specialising in North American oilfield service businesses. Prior thereto he served as Vice President, Finance and Chief Financial Officer for Enserco Energy Service Company Inc. and predecessor companies from 1998 to 2002. Mr. Nugent will be assuming his responsibilities with the Company effective September 1, 2003.

NQL Drilling Tools Inc. is an industry leader in providing downhole tools, technology and services used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis.

%SEDAR: 00003534E

/For further information: R. Tim Swinton, Chairman, Telephone: (780) 955-8828, Dean Livingstone, President and Chief Executive Officer, Telephone: (780) 955-8828;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./

(NQL.A.)

CO: NQL Drilling Tools Inc.

CNW 08:00e 12-AUG-03

l.a.v.

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
NQL Drilling Tools Inc. - Closing of $10 million short term subordinated loan arrangement

/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

NISKU, AB, Aug. 1 /CNW/ - NQL Drilling Tools Inc. (TSX-NQL.A) (the "Company") is pleased to announce the completion and funding of its previously announced $10 million short term subordinated loan arrangement with CanFund VE Investors II, L.P. ("CanFund"). In addition, the Company has entered into a comprehensive loan extension agreement with its Canadian senior bank lenders. As a result of these arrangements, together with the previously announced $25 million private placement to Lime Rock Partners II, L.P. ("Lime Rock") and CanFund and $22 million rights offering (when completed), the Company's financial stability will be restored, providing a platform for normal operations and growth.

The completion of the $10 million short term subordinated loan arrangement and the loan extension agreement represent the first two parts of a refinancing package that includes the private placement and the rights offering. Completion of the private placement and rights offering is subject to the satisfaction of certain conditions, including shareholder approval, regulatory approval and completion of documentation. The Company believes that all parties are committed to pursue satisfaction of these conditions and the completion of the refinancing, but no assurance can be given that these transactions will be completed.

NQL, CanFund and Lime Rock have agreed to complete negotiation of definitive documentation necessary to complete the private placement a week prior to NQL's shareholder meeting and on settlement of such documentation to deposit the subscription funds with their respective counsel pending closing to expedite closing of the private placement.

The Company will shortly mail meeting materials to shareholders in respect of a meeting to be held on September 2, 2003 at which time shareholders will be asked to approve certain matters in respect of the private placement and rights offering.

The Company will use the net proceeds of the subordinated loan financing for working capital purposes. All amounts owing thereunder are due and payable on March 31, 2004, other than $4 million which is to be paid out of the proceeds of the rights offering.

Under the loan extension agreement, subject to the completion of the remaining steps of the refinancing and other conditions, the repayment of the indebtedness owed by the Company to its Canadian senior bank lenders has been extended to June 30, 2004, provided that the Company's non-revolving bridge loan facility must be paid in full by March 31, 2004. The net proceeds of the private placement will be used to reduce the Company's non-revolving bridge loan facility, other than $2 million which will be retained for working capital purposes. The net proceeds of the rights offering, other than $4 million to be repaid to CanFund as partial repayment of the subordinated loan, will be used to reduce the Company's non-revolving bridge loan facility. Following these financings and repayments towards the Company's non-revolving bridge loan facility, $10 million of additional working capital is available to the Company.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

NQL DRILLING TOOLS INC. IS AN INDUSTRY LEADER IN PROVIDING DOWNHOLE TOOLS, TECHNOLOGY AND SERVICES USED PRIMARILY IN DRILLING APPLICATIONS IN THE OIL AND GAS, ENVIRONMENTAL AND UTILITY INDUSTRIES ON A WORLDWIDE BASIS.

%SEDAR: 00003534E

/For further information: R. Tim Swinton, Chairman, Telephone: (780) 955-8828; or Dean Livingstone, President and Chief Executive Officer, Telephone: (780) 955-8828;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./

(NQL.A.)

CO: NQL Drilling Tools Inc.

CNW 08:30e 01-AUG-03

1.9.VI

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
NQL Drilling Tools Inc. - Financing update

/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

NISKU, AB, July 30 /CNW/ - NQL Drilling Tools Inc. (TSX-NQL.A) On July 8, 2003, NQL Drilling Tools Inc. (the "Company") announced it had negotiated a $10 million short term subordinated loan arrangement, subject to certain conditions. Negotiations have continued towards the satisfaction of conditions and the closing of this transaction. The Company believes that substantive matters regarding the completion of the transaction have now been resolved in principle, and the parties are diligently finalizing documentation to allow completion and funding under the loan arrangement this week.

The $10 million short term subordinated loan arrangement is the first part of a refinancing package that also includes the previously announced $25 million private placement to Lime Rock Partners II, L.P. and CanFund VE Investors II, LP and $22 million rights offering, and entering into a comprehensive loan extension agreement which the Company is pursuing with its senior bank lenders. Completion of the private placement and rights offering is subject to the satisfaction of certain conditions, including shareholder approval, regulatory approval and completion of documentation. The Company believes that all parties are committed to pursue satisfaction of these conditions and the completion of the refinancing, but no assurance can be given that these transactions will be completed.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

NQL DRILLING TOOLS INC. IS AN INDUSTRY LEADER IN PROVIDING DOWNHOLE TOOLS, TECHNOLOGY AND SERVICES USED PRIMARILY IN DRILLING APPLICATIONS IN THE OIL AND GAS, ENVIRONMENTAL AND UTILITY INDUSTRIES ON A WORLDWIDE BASIS.
%SEDAR: 00003534E

/For further information: R. Tim Swinton, Chairman, Telephone: (780) 955-8828; or Dean Livingstone, President and Chief Executive Officer, Telephone: (780) 955-8828.;

(NQL.A.)

CO: NQL Drilling Tools Inc.

CNW 09:05e 30-JUL-03

1.a.vii

News release via Canada NewsWire, Calgary 403-269-7605

03 NOV 10 AM 7:21

Attention Business Editors:
NQL Drilling Tools Inc. announces $10 million short term subordinated loan arrangement

/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

NISKU, AB, July 8 /CNW/ - NQL Drilling Tools Inc. (the "Company") announces today that the Company has entered into a term sheet respecting a short term loan arrangement in the principal amount of $10 million, to be provided by CanFund VE Investors II, LP ("CanFund"), in order to ensure that the Company's operations are not adversely affected during the time period required to complete its previously announced $47 million refinancing package. This short term loan arrangement with CanFund will be subordinated to the Company's existing indebtedness with its senior banking lenders and will be repaid from the proceeds of the previously announced rights offering which is expected to close in late September, 2003. The closing of this loan arrangement is anticipated to be on July 21, 2003 and is subject to certain conditions including completion of definitive documentation and appropriate arrangements with the Company's senior banking lenders.

The purpose of this loan arrangement is to provide the Company with the liquidity to pay approximately $7.5 million of accounts payable, plus other corporate payments in arrears, which the Company's current senior banking facilities do not support. The net proceeds of the previously announced $47 million refinancing package are required to repay a bridge loan facility in the principal amount of $34.6 million provided by the Company's senior banking lenders and to finance the working capital items referred to above.

This short term subordinated loan arrangement and the previously announced $47 million refinancing package have been designed to allow the Company to continue to conduct its business operations in the normal course on an on-going basis.

CanFund, based in Calgary, Alberta, is a private investment partnership formed to invest in securities of public Canadian companies in the energy sector and is funded by senior Canadian institutional investors as limited partners.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. NQL Drilling Tools Inc. shares are traded on the Toronto Stock Exchange under the symbol "NQL.A".

NQL DRILLING TOOLS INC. IS AN INDUSTRY LEADER IN PROVIDING DOWNHOLE TOOLS, TECHNOLOGY AND SERVICES USED PRIMARILY IN DRILLING APPLICATIONS IN THE OIL AND GAS, ENVIRONMENTAL AND UTILITY INDUSTRIES ON A WORLDWIDE BASIS.
%SEDAR: 00003534E

/For further information: R. Tim Swinton, Chairman, Telephone: (780) 955-8828; or Dean Livingstone, President and Chief Executive Officer, Telephone: (780) 955-8828;

(NQL.A.)

CO: NQL Drilling Tools Inc.

CNW 08:20e 08-JUL-03

1.a.viii

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
NQL Drilling Tools Inc. Announces Intent to Complete Loan Extension Arrangements

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

NISKU, AB, July 4 /CNW/ - NQL Drilling Tools Inc. (the "Company") announces today that the Company has provided its senior banking lenders with the details of the Company's previously announced refinancing package, and continues to negotiate with its senior banking lenders in order to enter into a comprehensive loan extension agreement which will allow the Company the ability to complete such refinancings.

Although the previous extension of the Company's indebtedness to its senior banking lenders expired on June 30, 2003, the Company considers it prudent to negotiate a longer term arrangement to accommodate the previously announced refinancing package. The Company is optimistic that satisfactory arrangements can be arrived at with its senior banking lenders.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. NQL Drilling Tools Inc. shares are traded on the Toronto Stock Exchange under the symbol "NQL.A".

NQL DRILLING TOOLS INC. IS AN INDUSTRY LEADER IN PROVIDING DOWNHOLE TOOLS, TECHNOLOGY AND SERVICES USED PRIMARILY IN DRILLING APPLICATIONS IN THE OIL AND GAS, ENVIRONMENTAL AND UTILITY INDUSTRIES ON A WORLDWIDE BASIS.

%SEDAR: 00003534E

/For further information: R. Tim Swinton, Chairman, Telephone: (780) 955-8828, Dean Livingstone, President and Chief Executive Officer, Telephone: (780) 955-8828;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./

(NQL.A.)

CO: NQL Drilling Tools Inc.

CNW 18:59e 04-JUL-03

1.a.1X

03 NOV 10 AM 7:21

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
NQL Drilling Tools Inc. announces $47 million refinancing package.

NISKU, AB, July 2 /CNW/ - NQL Drilling Tools Inc. ("NQL" or the "Company") announces today that it has entered into a private placement financing arrangement with Lime Rock Partners II, L.P. ("Lime Rock") and CanFund VE Investors II, LP ("CanFund"), a current shareholder of NQL, whereby it will issue to Lime Rock 6,349,300 common shares and to CanFund 1,587,300 common shares, each at a price of $3.15 per share, for total gross proceeds of approximately $25.0 million, by way of private placement exemptions from prospectus requirements. The financing is subject to certain conditions including completion of due diligence, regulatory approval, agreement with the Company's bankers, completion of definitive documentation and shareholder approval.

After completion of the common share private placement financing, NQL intends, subject to regulatory approval and shareholder approval, to complete a rights offering at an exercise price of $3.15 to all NQL common shareholders, whereby NQL shareholders will be issued one right for each common share held at the record date to be established. NQL shareholders will be entitled to purchase one common share for every five rights held. If fully subscribed, the rights offering will raise approximately $22.4 million. CanFund has agreed to exercise all rights issued to it under the rights offering and has provided a standby commitment whereby, subject to certain limitations, it will acquire all common shares not acquired through the exercise of rights by other shareholders.

The common share private placement financing to Lime Rock and CanFund, together with the rights offering and standby commitment of CanFund, if fully subscribed, will generate gross proceeds to the Company in excess of $47 million and NQL will have 42,582,844 common shares outstanding. The net proceeds from the financings will be used to fund working capital and reduce bank indebtedness.

R. Tim Swinton, Chairman of NQL, stated "We are delighted to announce these financing transactions, as they materially improve the Company's financial position and will allow it to re-establish conventional credit facilities."

As a contingency should the rights offering not close or not be fully subscribed for any reason, NQL has also arranged for a $20 million subordinated debt private placement, with $10 million to be provided by each of Lime Rock and CanFund. The subordinated debt will only be drawn to the extent the rights offering is not fully subscribed.

The private placement of common shares and rights offering are subject to the waiver of NQL's shareholder protection rights plan to the transactions, which waiver requires approval of shareholders of NQL which will be sought at a shareholders meeting to be held as soon as practicable. The board of directors of NQL have extended the separation time for the rights issued under the Company's shareholder protection rights plan to the date which is 10 business days following such shareholders' meeting.

On closing of the common share private placement financing, two nominees of Lime Rock will be appointed to the Company's board of directors.

After giving effect to the proposed private placement, Lime Rock will hold 6,349,300 common shares of NQL (17.9% of the then outstanding common shares) and CanFund will hold 4,287,900 common shares of NQL (12.1% of the then outstanding common shares). After the proposed rights offering, Lime Rock will hold 7,619,160 common shares (17.9%) assuming only exercise of its basic subscription right. Under CanFund's obligation to participate in the proposed rights offering, it will hold a minimum of 5,145,480 common shares (12.1%) which number of common shares and percentage of outstanding common shares will increase based on the number of common shares acquired pursuant to its subscription obligation. The common shares of NQL acquired by each of CanFund

and Lime Rock are being acquired for investment purposes.

NQL has agreed to pay a non-completion fee of $4.5 million if the common share private placement is not completed in certain circumstances.

Lime Rock, based in Westport, Connecticut, is a private equity firm with over US$420 million under management dedicated to investing in energy companies with high growth potential. With offices in the major energy centers of North America and Western Europe, Lime Rock targets growth equity investments in companies involved in oil field services, oil field technology, midstream services and exploration and production. Peters & Co. Limited has acted as financial advisor to Lime Rock in connection with these transactions.

CanFund, based in Calgary, Alberta, is a private investment partnership formed to invest in securities of public Canadian companies in the energy sector and is funded by senior Canadian institutional investors as limited partners.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. NQL Drilling Tools Inc. shares are traded on the Toronto Stock Exchange under the symbol "NQL.A".

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the common shares in any jurisdiction. The common shares offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States or to a U.S. person, absent registration, or an applicable exemption therefrom.

NQL DRILLING TOOLS INC. IS AN INDUSTRY LEADER IN PROVIDING DOWNHOLE TOOLS, TECHNOLOGY AND SERVICES USED PRIMARILY IN DRILLING APPLICATIONS IN THE OIL AND GAS, ENVIRONMENTAL AND UTILITY INDUSTRIES ON A WORLDWIDE BASIS

/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

%SEDAR: 00003534E

/For further information: R. Tim Swinton, Chairman, Telephone: (780) 955-8828; Dean Livingstone, President and Chief Executive Officer, Telephone: (780) 955-8828;

To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./

(NQL.A.)

CO: NQL Drilling Tools Inc.

CNW 08:37e 02-JUL-03

1.a.x

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
NQL Drilling Tools Inc. announces the appointment of R. Tim Swinton, Bruce R. Libin, Q.C. and Glen D. Roane to Board

NISKU, AB, June 27 /CNW/ - NQL Drilling Tools Inc. ("NQL" or the "Company") is pleased to announce that R. Tim Swinton, Bruce R. Libin, Q.C, and Glen D. Roane have been elected to the board of directors of NQL. Mr. Swinton has also been appointed as the Chair of the board. Dean Livingstone and Derek Martin have been re-elected to the board and Mr. Livingstone will also continue in the position of CEO and President of the Company.

The changes to the board have been as a result of the former board and management recognizing the Company has evolved to a point where additional skill sets were desirable to ensure profitability and accompanying increases in shareholder value. Mr. Swinton, Mr. Libin and Mr. Roane come to NQL with experience and skill sets required to provide assistance and guidance in this regard. The newly constituted board places a high degree of emphasis on restoring the Company's balance sheet in a timely manner in support of creation of shareholder value.

The Company also announces that the shareholders have approved the continuation of its shareholder rights plan.

NQL Drilling Tools Inc. is an industry leader in providing downhole tools, technology and services used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

NQL Drilling Tools Inc. shares are traded on the Toronto Stock Exchange under the symbol "NQL.A".

%SEDAR: 00003534E

/For further information: please contact: Dean Livingstone, President and CEO, 1507 - 4th Street, Nisku, Alberta, T9E 7M9, Telephone: (780) 955-8828, Facsimile: (780) 955-3309;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./
(NQL.A.)

CO: NQL Drilling Tools Inc.

CNW 08:40e 27-JUN-03

1.9.xi

03 NOV 10 AM 7:21

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
NQL Drilling Tools Inc. Announces Resignation of Chief Financial Officer

NISKU, AB, June 24 /CNW/ - NQL Drilling Tools Inc. ("NQL" or the "Company") today announces that Darren Stevenson has tendered his resignation as Chief Financial Officer of the Company with immediate effect.
Mr. Stevenson, who has been with NQL since 1993, has agreed to remain with the Company and to assist in identifying an appropriate candidate to fill this vacancy.

Dean Livingstone, CEO and President, noted that "Darren has been an invaluable employee of the Company and has shown tremendous dedication and commitment to this organization through the 10 years he has been employed with us. We are pleased that we were able to convince Darren to remain with the Company in the near term".

NQL Drilling Tools Inc. is an industry leader in providing downhole tools, technology and services used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis.

NQL Drilling Tools Inc. shares are traded on the Toronto Stock Exchange under the symbol "NQL.A".

%SEDAR: 00003534E

/For further information: Dean Livingstone, President and CEO, Telephone: (780) 955-8828, Facsimile: (780) 955-3309;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./
(NQL.A.)

CO: NQL Drilling Tools Inc.

CNW 17:51e 24-JUN-03

1.a.xii

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
NQL Drilling Tools Inc. Announces Annual and Special Meeting and Webcast

NISKU, AB, June 23 /CNW/ - NQL Drilling Tools Inc. ("NQL") announces its Annual and Special Meeting to be held on Thursday, June 26 at 4pm (ET) from the Marquis Room at the Fairmont Palliser Hotel in Calgary, Alberta. The webcast portion of the meeting will begin approximately at 4:14pm (ET).

The webcast will be available via Canada NewsWire by entering http://www.newswire.ca/webcast/viewEventCNW.html?eventID(equal sign)508420 in your web browser or through the company's website at www.nql.com. An archived version will be available as well.

NQL Drilling Tools Inc. is an industry leader in providing downhole tools and technology used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis.

NQL Drilling Tools Inc. is listed on the Toronto Stock Exchange under the symbol "NQL.A".

%SEDAR: 00003534E

/For further information: Joanne Stach, Investor Relations, (780) 955-6460, E-mail: joanne.stach(at)nql.com, Website: www.nql.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw/
(NQL.A.)

CO: NQL Drilling Tools Inc.

CNW 11:42e 23-JUN-03

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
NQL Drilling Tools Inc. Announces First Quarter Results for the Period Ended March 31, 2003 and Further Extension of Credit Facilities

CALGARY, May 30 /CNW/ -
<<

(Thousands of Canadian Dollars, except per share figures)	3 Months Ended March 31, 2003	3 Months Ended March 31, 2002	% Change
Revenues	$ 32,014	$ 23,245	38%
Net loss	$ (1,231)	$ (951)	29%
Per share - basic	$ (0.04)	$ (0.04)	0%
Per share - diluted	$ (0.04)	$ (0.04)	0%
Weighted average shares outstanding	27,547,870	23,617,679	17%

The Company recorded revenues of $32.0 million for the three months ended March 31, 2003. This represents an increase of 38% over revenues for the three months ended March 31, 2002, which were $23.2 million. Net loss for the quarter was $1.2 million ($0.05 per share), an increase of 29% over the 2002 net loss of $1.0 million ($0.04 per share).

Revenues

Geographic Segments

Canadian revenues for the quarter were $12.0 million compared to $9.3 million in 2002, an increase of 29%. The increase reflects the high levels of activity experienced in Canada during the quarter, which saw drilling activity increase by 21% over last year. Black Max operations in Canada posted revenues of $6.3 million compared to $4.7 million last year. CanFish operations showed revenues for the quarter of $5.1 million compared to $4.1 million in 2001. The remainder of the revenues in Canada came from third party revenues in NBJ Manufacturing ($0.4 million) and DPI ($0.2 million).

In the US, revenues for the first quarter of 2003 were $13.2 million (includes DPI revenues of $4.4 million) compared to $8.0 million in the first quarter of 2002, an increase of 65%. On an organic basis (removing DPI), revenues were $8.8 or 10% higher than 2002. Black Max operations in the US had revenues of $6.9 million compared to $5.8 million in the prior year. Ackerman International posted revenues of $1.9 million compared to $1.6 million in 2002.

Internationally, the Company had revenues of $6.7 million (includes DPI revenues of $3.0 million) compared to $6.0 million in 2002, an increase of 12%. On an organic basis, international revenues were $3.7 million or 38% below 2002 first quarter revenues. Aside from DPI, the next largest contributor to international revenues for the quarter was the Company's operations in Holland, posting revenues of $0.9 million. This compares to revenues of $1.1 million last year. Venezuelan operations posted revenues of $0.2 million compared to $2.8 million in the prior year. The large decline relates to the ongoing geopolitical situation in this country. The Company's operations in the U.A.E. posted revenues for the quarter of $0.80 million compared to $0.90 million last year. Other international revenues came from operations in Mexico ($0.60 million - 2003; $0.50 million - 2002), Argentina ($0.50 million - 2003; $0.20 million - 2002), and Bolivia ($0.40 million - 2003; $0.20 million - 2002). The remainder of the international revenues

includes sales to customers in Vietnam, Australia, and Scotland. DPI's revenues were earned in the Middle East, Europe, Africa and Asia Pacific regions.

The Company's geographic revenue distribution in the first quarter of 2003 was divided as follows: Canada - 38%; US - 41%; and International - 21%. In the first quarter of 2002, this allocation was Canada - 40%, US - 34% and International - 26%.

Expenses

Direct expenses for the first quarter of 2003 were $16.9 million (53% of sales) compared to $13.0 million (56% of sales) for 2002. This resulted in a gross margin for the quarter of 47 percent compared to 44 percent in the prior year. The increase in gross margin can be attributed to the fixed component of direct expenses combined with the increase in revenues. As well, the gross margin of DPI for the quarter, which was approximately 50%, had the effect of bringing the gross margin up on an overall basis by 1%.

General and administrative expenses for the quarter were $9.9 million, representing 31% of revenues, compared to $5.4 million or 23% in 2002. On an organic basis, G&A expenses were $6.7 million. This compares favorably to G&A expenses in Q4 of 2002, which were $7.5 million (excludes DPI).

Amortization expense increased to $4.0 million in 2003 from $3.5 million in the prior year. Amortization expense for the first quarter remained relatively consistent with fourth quarter 2002 amortization expense, which was $4.3 million.

Interest expense in the quarter was approximately $2.0 million compared to $0.7 million last year. The increase can be attributed to interest and financing costs incurred on funds borrowed to acquire DPI, interest incurred by DPI itself on its operating line and long-term debt and additional bank fees incurred to extend the credit facilities.

The income tax recovery for the quarter was $0.8 million compared to an expense of $0.4 million last year. The income tax recovery resulted from losses incurred in the quarter. The income tax expense in the prior year related to profits earned in taxable jurisdictions. These were not offset by losses incurred in other subsidiaries, as recovery of income taxes was not reasonably assured.

Net Earnings

Net loss for the first quarter of 2003 was $1.2 million compared to a net loss of $1.0 million in the prior year.

Restatement of comparative figures

The Consolidated Balance Sheet as at March 31, 2002 and the Consolidated Statement of Operations and Consolidated Statement of Cash Flows for the three months ended March 31, 2002 have been restated to reflect changes in the areas of foreign currency translation and future income taxes. See note 9 to these consolidated financial statements for further detail.

Extension of Credit Facilities

The Company has received a further extension of its credit facilities to June 30, 2003.

Liquidity and Capital Resources

As at March 31, 2003, the Company had long-term debt of $21.4 million as compared to $22.4 million at December 31, 2002. The Company also has a bridge loan in the amount $34.6 million which has remained unchanged from December 31, 2002. At March 31, 2003, the Company had bank indebtedness

relating to its operating facilities of $37.5 million compared to $37.9 million at December 31, 2002. The credit facilities available to the Company and its subsidiaries at the end of the quarter included a Canadian bank operating facility of up to $30.0 million, operating lines at US banks totaling $4.6 million US and an operating line at a Dutch bank in the amount of 350,000 Euros. (At March 31, 2003, one Euro was equal to 1.59 Canadian dollars)

The Company is currently in violation of certain profit-based covenants under its financing arrangements and has required a series of extensions with regard to the bridge loan repayments. The Company has appointed a special committee of the Board of Directors whose mandate is to work with management and its financial advisors to explore refinancing alternatives.

As at March 31, 2003, the Company had a $22.6 million working capital deficiency compared to $17.4 million at December 31, 2002. This deficiency arose primarily from the $34.6 million bridge loan, which is due June 30, 2003 and from $15.0 million of long-term debt that is classified as a current liability due to the violation of financial covenants.

Outlook

Due to the short-term nature of the Company's present debt facilities, management will take a cautious approach for the balance of 2003 to ensure continued stability for its worldwide group of companies. Management will continue to work with its bankers and financial advisors to secure a long-term solution for its debt facilities. We will also continue to focus on increasing utilization of existing downhole tools and inventory and plan to transfer these assets into areas where the best return can be achieved. While many tools were moved into Canada from the US during the busy winter drilling season, many of these tools are now being returned to the US as this market begins to strengthen. Due to the slowdown in some the Company's South American markets, downhole tools and inventory are being shifted to more active markets.

With the recent increase in drilling activity in many of the Company's markets, we are optimistic of the prospects for the balance of 2003 and into 2004.

NQL DRILLING TOOLS INC.
Consolidated Balance Sheet

(Thousands of Canadian dollars)	March 31, 2003 (Unaudited)	March 31, 2002 (Unaudited) (restated - see note 9)	December 31, 2002
ASSETS			
CURRENT ASSETS			
Cash	$1,392	$2,436	$1,688
Accounts receivable	35,102	33,150	35,613
Inventory	46,109	44,661	49,270
Prepaid expenses	2,053	3,749	2,739
Income taxes recoverable	6,863	---	6,110
Future income taxes	1,484	---	1,462
	93,003	83,996	96,882
Long-term investments	1,149	1,148	1,191
Future income taxes	4,042	1,933	3,934
Capital assets	110,866	107,752	114,763

Deferred charges	10,004	3,360	11,005
Goodwill (note 4)	74,825	37,738	77,803
	$293,889	$235,927	$305,578
LIABILITIES			
CURRENT LIABILITIES			
Bank indebtedness	$37,470	$30,932	$37,946
Bridge loan	34,600	---	34,600
Accounts payable and accrued liabilities	22,154	19,350	19,694
Income taxes payable	2,500	3,959	1,761
Current portion of long-term debt	18,890	4,609	20,325
	115,614	58,850	114,326
Long-term debt	2,551	16,210	2,113
Future income taxes	9,559	5,469	10,584
	127,724	80,529	127,023
SHAREHOLDERS' EQUITY			
Capital stock (note 5)	135,476	108,285	135,389
Retained earnings	34,678	40,835	35,909
Cumulative translation adjustments (note 6)	(3,989)	6,278	7,257
	166,165	155,398	178,555
	$293,889	$235,927	$305,578

NQL DRILLING TOOLS INC.
Consolidated Statements of Operations

(Thousands of Canadian dollars, except per share data) (Unaudited)	For the three months ended March 31, 2003	2002 (restated - see note 9)
REVENUES	$32,014	$23,245
Direct expenses	16,943	13,013
Gross margin	15,071	10,232
EXPENSES		
General and administrative	9,920	5,379
Amortization	4,027	3,529
Foreign exchange loss	1,133	1,173
	15,080	10,081
Income (loss) before interest expense and income taxes	(9)	151
Interest expense	1,979	736

Loss before income taxes	(1,988)	(585)
Income tax expense (recovery)		
- current	398	91
- future	(1,155)	275
	(757)	366
NET LOSS	($1,231)	($951)
Loss per common share - net		
Basic	($0.04)	($0.04)
Diluted	($0.04)	($0.04)
Weighted average shares outstanding	27,547,870	23,617,679

NQL DRILLING TOOLS INC.
Consolidated Statements of Retained Earnings

(Thousands of Canadian dollars) (Unaudited)	For the three months ended March 31, 2003	2002
Retained Earnings, beginning of period	35,909	41,786
Net loss for the period	(1,231)	(951)
Retained earnings, end of period	$34,678	$ 40,835

Consolidated Statements of Cash Flow

(Thousands of Canadian dollars) (Unaudited)	For the three months ended March 31, 2003	2002 (restated - see note 9)
OPERATING ACTIVITIES		
Net loss	($1,231)	($951)
Items not affecting cash		
Amortization	4,027	3,529
Amortization of deferred financing costs	221	---
Future income tax (recovery) expense	(1,155)	275

	1,862	2,853
Net change in operating working capital items	3,397	3,839
Cash provided by operating activities	5,259	6,692
FINANCING ACTIVITIES		
Bank Indebtedness	(476)	1,407
Issuance of capital stock	87	8
Proceeds from long-term debt	726	24
Repayment of long-term debt	(1,236)	(1,447)
Cash used in financing activities	(899)	(8)
INVESTING ACTIVITIES		
Long-term investments	42	(3)
Deferred charges	(250)	25
Purchase of capital assets	(4,448)	(7,995)
Cash used in investing activities	(4,656)	(7,973)
Decrease in cash	(296)	(1,289)
Cash, beginning of period	1,688	3,725
Cash, end of period	$1,392	$2,436
Supplementary cash flow information		
Interest paid	$2,159	$811
Income taxes paid	$418	$542

>>

Statements in this interim report relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performances or achievements of NQL to be materially different from any future results implied by such forward-looking statements. Such factors include fluctuations in the market for oil and gas related products and services, demand for products and services in the drilling industry generally, political and economic conditions in countries in which NQL does business, the ability of NQL to attract and retain key personnel, the demand for services and products provided by NQL, and other factors which are described in further detail in NQL's filings including NQL's annual reports.

NQL has scheduled a conference call for Monday June 2, 2003 at 2:00PM (ET). Those wishing to participate in the conference call should dial 1-800-814-4860 (toll free North America). A replay of the conference call will be available later that day starting at 4:00PM (ET) through to and ending at midnight on Thursday, June 5 2003 by dialing 1-877-289-8525. The passcode is "21004127", followed by the pound key.

A live audio Webcast will be available via Canada NewsWire by entering: http://www.newswire.ca/webcast/viewEventCNW.html?eventID(equal sign)570020 in your web browser or through our website: www.nql.com. An archived version will be available as well.

THE COMPANY

NQL Drilling Tools Inc is an industry leader in providing downhole tools and technology used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis. NQL Drilling Tools Inc. shares are traded on the Toronto Stock Exchange under the symbol: "NQL.A".

Black Max a is a registered trademark of NQL Drilling Tools Inc.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

%SEDAR: 00003534E

/For further information: Dean Livingstone, Chairman, President & CEO, Darren Stevenson, Vice President, Finance & CFO, Phone: (780) 955-8828, Fax: (780) 955-3309/

(NQL.A.)

CO: NQL Drilling Tools Inc.

CNW 18:15e 30-MAY-03

1.a.xiv

News release via Canada NewsWire, Calgary 403-269-7605

03 NOV 10 AM 7:21

Attention Business/Financial Editors:
NQL Drilling Tools Inc. Conference Call and Webcast 2003 First Quarter Results

TSX SYMBOL: NQL.A

NISKU, AB, May 28 /CNW/ - NQL Drilling Tools Inc. ("NQL") intends to release its First Quarter 2003 results, period ending March 31, 2003, on Friday, May 30, 2003. NQL has scheduled a conference call and webcast to discuss its operating and financial results for Monday, June 2, 2003 at 2:00pm (ET). Approximately 10 minutes will be set aside for presentation followed by 20 minutes for Q&A. Due to time constraints, this conference call will be limited to 30 minutes.

Those wishing to participate in the conference call should dial 1-800-814-4860 (toll free North America). A replay of the conference call will be available starting 4:00pm (ET) on June 2, 2003 through to and ending at midnight on Thursday, June 5, 2003 by dialing 1-877-289-8525. The passcode is "21004127", followed by the pound key.

A live audio webcast will be available via Canada NewsWire by entering http://www.newswire.ca/webcast/viewEventCNW.html?eventID(equal sign)570020 in your web browser or through the company's website at www.nql.com. An archived version will be available as well.

NQL Drilling Tools Inc. is an industry leader in providing downhole tools and technology used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis.

NQL Drilling Tools Inc. is listed on the Toronto Stock Exchange under the symbol "NQL.A".

%SEDAR: 00003534E

/For further information: Joanne Stach, Investor Relations, (780) 955-6460, E-mail: joanne.stach(at)nql.com, Website: www.nql.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./
(NQL.A.)

CO: NQL Drilling Tools Inc.

CNW 16:58e 28-MAY-03

1.a. XV

News release via Canada NewsWire, Calgary 403-269-7605

03 NOV 10 AM 7:21

Attention Business/Financial Editors:
NQL Drilling Tools Inc. announces year end and fourth quarter results for the period ended December 31, 2002

Symbol: NQL.A - TSX

NISKU, AB, May 9 /CNW/ -

<<

(Thousands of Canadian Dollars, except per share figures)	Year Ended Dec 31, 2002	Year Ended Dec 31, 2001	% Change
Revenues	$ 96,700	$ 124,961	(23)%
(Loss) Income - before goodwill amortization	$ (5,877)	$ 15,648	(138%)
Per share - basic	$ (0.24)	$ 0.71	(134%)
Per share - diluted	$ (0.24)	$ 0.70	(134%)
Net (Loss) Income	$ (5,877)	$ 13,520	(143%)
Per share - basic	$ (0.24)	$ 0.61	(139%)
Per share - diluted	$ (0.24)	$ 0.60	(140%)

The Company recorded revenues of $96.7 million for the year ended December 31, 2002. This represents a decrease of 23% over revenues for the year ended December 31, 2001, which were $125 million. A net loss of $5.9 million - ($0.24 per diluted share) was recorded in 2002, a decrease of 138% over the 2001 income before goodwill amortization of $15.6 million -$0.71 per diluted share.

(Thousands of Canadian Dollars, except per share figures)	3 Months Ended Dec 31, 2002	3 Months Ended Dec 31, 2001	% Change
Revenues	$ 30,276	$ 30,711	(1%)
Loss) Income - before goodwill amortization	$ (2,530)	$ 1,374	(284%)
Per share - basic	$ (0.10)	$ 0.06	(267%)
Per share - diluted	$ (0.10)	$ 0.06	(267%)
Net (Loss) Income	$ (2,530)	$ 718	(452%)

Per share - basic	$	(0.10)	$	0.03	(433%)
Per share - diluted	$	(0.10)	$	0.03	(433%)

The Company recorded revenues of $30.3 million during the fourth quarter of fiscal 2002. This represents a decrease of 1% over 2001 revenues, which were $30.7 million. A net loss of $2.5 million - ($0.10 per diluted share) was recorded for the quarter compared to income before goodwill amortization of $1.4 million -$0.06 per diluted share recorded in Q4 of 2001.

Revenues

Geographic Segments

Canadian revenues for the quarter were $8.7 million compared to $10.2 million in 2001 and $6.6 million in Q3 of 2002. The decrease in revenues can be attributed to general decline in drilling activity in the Canadian market compared to the prior year. Black Max operations in Canada posted revenues of $3.4 million compared to $5.1 million last year and $2.7 million last quarter. CanFish operations showed revenues for the quarter of $4.4 million, which equaled the revenues, earned in Q4 of 2001. The remaining revenues came from DPI and NBJ, which posted revenues of $0.60 and $0.40 million, respectively.

Similar results occurred in the US, with the substantial decline in drilling activity in that market. Overall, US revenues for the fourth quarter were $12.8 million compared to $12.6 million in the fourth quarter of 2001 and $9.0 million in the third quarter of 2002. Black Max operations in the US had revenues of $6.6 million compared to $8.7 million in the prior year. Ackerman International posted revenues of $2.1 million compared to $2.6 million. DPI had revenues for the quarter in the US of $4.2 million.

Internationally, the Company had revenues of $8.8 million compared to $7.9 million in 2001 and $7.7 million in the third quarter of 2002. The largest contributor to international revenues for the quarter was the Company's DPI operation, posting revenues of $3.8 million. Venezuelan operations posted revenues of $1.6 million compared to $4.1 million in the prior year. U.A.E. operations had revenues of $1.1 million compared to $0.9 million in the prior year. Other international revenues came from operations in Holland, Bolivia, Argentina and Mexico. DPI's revenues were earned in the Middle East, Europe, Africa and Asia Pacific regions.

The Company's geographic revenue distribution in the fourth quarter of 2002 was divided as follows: Canada - 29%; US - 42%; and International - 29%. (Total for 2002: Canada - 30%; US - 40%; International - 30%) In the fourth quarter of 2001, this allocation was Canada - 33%, US - 41% and International - 26%.

Expenses

Direct expenses for the fourth quarter of 2002 were $17.5 million (58% of sales) compared to $17.7 million (58% of sales) for 2001. This resulted in a gross margin for the quarter of 42%, which equaled that of the prior year.

General and administrative expenses were $10.4 million, representing 34% of revenues, compared to $5.8 million or 19% in 2001. Amortization expense increased to $14.8 million in 2002 from $12.4 million in the prior year.

Interest expense in the quarter was $2.3 million compared to $0.8 million last year. The increase can be attributed to interest and financing costs incurred on funds borrowed to acquire DPI, as well as increases in the Company's operating lines.

Net Earnings

Net loss for the fourth quarter was $2.5 million compared to income before goodwill amortization of $1.4 million in 2001. Effective January 1, 2002, the Company adopted new accounting standards for business combinations, goodwill and other intangible assets. Under the new standards of accounting, goodwill is no longer amortized. Goodwill amortization recorded in the fourth quarter of 2001 was $0.7 million.

Restatement of Historical Financial Results

The Company has recently restated its financial statements for the years ended 2001 and 2000 and the sixteen months ended December 31, 1999. These restated financial statements have recently been filed on Sedar. The restatements related primarily to changes in the areas of foreign currency translation and future income taxes.

Financing

The Company is presently in violation of its profit-based covenants, as stipulated in the terms of its current financing arrangements. The Company's bankers continue to work with management on restructuring its debt facilities and have provided an extension to May 30, 2003.

Outlook

Due to the short-term nature of the Company's present debt facilities, management will take a cautious approach for the balance of 2003 to ensure continued stability for its worldwide group of companies. Management will continue to work with its bankers and financial advisors to secure a long-term solution for its debt facilities. We will also continue to focus on increasing utilization of existing downhole tools and inventory and plan to transfer these assets into areas where the best return can be achieved. While many tools were moved into Canada from the US during the busy winter drilling season, many of these tools are now being returned to the US as this market begins to strengthen. Due to the slowdown in some the Company's South American markets, downhole tools and inventory are being shifted to more active markets.

With the recent increase in drilling activity in many of the Company's markets, we are optimistic of the prospects for the balance of 2003 and into 2004.

NQL DRILLING TOOLS INC.
Consolidated Balance Sheet

(Thousands of Canadian Dollars)	December 31, 2002	December 31, 2001
ASSETS		
CURRENT		
Cash	$1,688	$3,725
Accounts receivable	35,613	35,743
Inventory	49,270	45,525
Prepaid expenses	2,739	2,671
Income taxes recoverable	6,110	---
Future income taxes	1,462	---
	96,882	87,664
DEPOSITS ON CAPITAL ASSETS	---	1,682
LONG-TERM INVESTMENTS	1,191	1,145
FUTURE INCOME TAXES	3,934	1,818

CAPITAL ASSETS	114,763	103,210
DEFERRED CHARGES	11,005	3,521
GOODWILL	77,803	37,739
	$305,578	$236,779

LIABILITIES		
CURRENT		
Bank indebtedness	$37,946	$29,525
Bridge Loan	34,600	---
Accounts payable and accrued liabilities	19,694	19,310
Income taxes payable	1,761	4,410
Current portion of long-term debt	20,325	5,002
	114,326	58,247
LONG-TERM DEBT	2,113	17,320
FUTURE INCOME TAXES	10,584	5,096
	127,023	80,663
SHAREHOLDERS' EQUITY		
Capital stock	135,389	108,277
Retained earnings	35,909	41,786
Cumulative translation adjustments	7,257	6,053
	178,555	156,116
	$305,578	$236,779

NQL DRILLING TOOLS INC.
Consolidated Statements of Operations

(Thousands of Canadian Dollars, except per share data)	For the three months ended Dec 31, 2002	For the three months ended Dec 31, 2001	For the year ended Dec 31, 2002	For the year ended Dec 31, 2001
REVENUES	$30,276	$30,711	$96,700	$124,961
DIRECT EXPENSES	17,515	17,744	54,472	62,093
GROSS MARGIN	12,761	12,967	42,228	62,868
EXPENSES				
General and administrative	10,385	5,841	29,778	23,357
Amortization	4,315	3,606	14,752	12,427
Foreign exchange loss (gain)	245	544	840	(472)
	14,945	9,991	45,370	35,312
(Loss) Income before interest expense, income taxes and				

goodwill amortization	(2,184)	2,976	(3,142)	27,556
Interest expense	2,285	788	5,542	3,536
(Loss) Income before income taxes and goodwill amortization	(4,469)	2,188	(8,684)	24,020
Income tax recovery (expense) - current	1,694	(1,899)	2,509	(12,109)
- future	245	1,085	298	3,737
	1,939	(814)	2,807	(8,372)
(LOSS) INCOME BEFORE GOODWILL AMORTIZATION	(2,530)	1,374	(5,877)	15,648
Goodwill amortization, net of income taxes	---	656	---	2,128
NET (LOSS) INCOME	($2,530)	$718	($5,877)	$13,520
(LOSS) Earnings per share, before goodwill amortization				
Basic	($0.10)	$0.06	($0.24)	$0.71
Diluted	($0.10)	$0.06	($0.24)	$0.70
(LOSS) Earnings per share - net				
Basic	($0.10)	$0.03	($0.24)	$0.61
Diluted	($0.10)	$0.03	($0.24)	$0.60
Common shares outstanding	27,530,603	23,607,968	27,530,603	23,607,968
Weighted average shares outstanding	24,529,374	23,594,664	23,990,324	22,113,584
Diluted shares outstanding	24,732,559	23,820,826	24,248,325	22,448,508

NQL DRILLING TOOLS INC.
Consolidated Statements of Retained Earnings

(Thousands of Canadian Dollars)	For the three months ended Dec 31, 2002	2001	For the year ended Dec 31, 2002	2001
Retained Earnings, beginning of period	$38,439	$41,068	$41,786	$28,266
Net (loss) income for the period	(2,530)	718	(5,877)	13,520
Retained earnings, end of period	$35,909	$41,786	$35,909	$41,786

Consolidated Statements of Cash Flow

(Thousands of Canadian Dollars)	For the three months ended Dec 31, 2002	2001	For the year ended Dec 31, 2002	2001
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES				
OPERATING ACTIVITIES				
Net (loss) income	$(2,530)	$718	$(5,877)	$13,520
Items not affecting cash				
Amortization	4,315	3,606	14,752	12,427
Goodwill amortization	---	656	---	2,128
Amortization of deferred financing costs	301	---	409	---
Future income taxes	(245)	(1,085)	(298)	(3,737)
Non-controlling interest	55	---	55	---
	1,896	3,895	9,041	24,338
Net change in operating working capital items	(6,813)	(3,963)	(437)	(3,486)
Cash (used in) provided by operating activities	(4,917)	(68)	8,604	20,852
FINANCING ACTIVITIES				
Bank Indebtedness	4,031	46	5,949	5,411
Proceeds from bridge loan	---	---	53,000	---
Repayment of bridge loan	(18,400)	---	(18,400)	---
Issuance of capital stock	23,646	4	25,145	380
Proceeds from long-term debt	828	8,129	2,893	13,048
Repayment of long-term debt	(1,130)	(838)	(5,654)	(11,343)
Cash provided by financing activities	8,975	7,341	62,933	7,496

INVESTING ACTIVITIES				
Deposits on capital assets	1,682	(1,682)	---	(1,682)
Long-term investments	43	(1,145)	(101)	(1,145)
Business acquisitions	---	(195)	(50,806)	(2,398)
Deferred charges	(1,591)	(1,890)	(3,008)	(1,183)
Purchase of capital assets	(4,653)	(1,499)	(19,659)	(19,466)
Cash used in investing activities	(4,519)	(6,411)	(73,574)	(25,874)
(Decrease) Increase in cash	(461)	862	(2,037)	2,474
Cash, beginning of year	2,149	2,863	3,725	1,251
Cash, end of year	$1,688	$3,725	$1,688	$3,725
Supplemental disclosure of cash flow information				
Interest paid	$1,727	$759	$4,689	$3,581
Income taxes paid	$2,560	$2,776	$6,250	$10,695

>>

Statements in this press release relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performances or achievements of NQL to be materially different from any future results implied by such forward-looking statements. Such factors include fluctuations in the market for oil and gas related products and services, demand for products and services in the drilling industry generally, political and economic conditions in countries in which NQL does business, the ability of NQL to attract and retain key personnel, the demand for services and products provided by NQL, and other factors which are described in further detail in NQL's filings including NQL's annual reports.

NQL has scheduled a conference call for Friday, May 9, 2003 at 2:00PM (ET). Those wishing to participate in the conference call should dial 1-800-814-4859 (toll free North America). A replay of the conference call will be available later that day starting at 4:00PM (ET) through to and ending at midnight on Wednesday, May 14, 2003 by dialing 1-877-289-8525. The passcode is "237604", followed by the pound key.

A live audioWebcast will be available via Canada NewsWire by entering: http://www.newswire.ca/webcast/viewEventCNW.html?eventID(equal sign)554840 in your web browser or through our website: www.nql.com. An archived version will be available as well.

THE COMPANY

NQL Drilling Tools Inc. is an industry leader in providing downhole tools and technology used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis. NQL Drilling Tools Inc. shares are traded on the Toronto Stock Exchange under the symbol: "NQL.A".

Black Max(TM) is a registered trademark of NQL Drilling Tools Inc.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

%SEDAR: 00003534E

/For further information: please contact: Dean Livingstone, Chairman, President & CEO; Darren Stevenson, Vice President, Finance & CFO; 1507 - 4th Street, Nisku, Alberta T9E 7M9, Phone: (780) 955-8828, Fax: (780) 955-3309;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./

(NQL.A.)

CO: NQL Drilling Tools Inc.

CNW 09:24e 09-MAY-03

1.a.xvi

03 NOV 10 AM 7:21

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
NQL Drilling Tools Inc. Conference Call and Webcast 2002 Year End and Fourth Quarter Results

NISKU, AB, May 6 /CNW/ - NQL Drilling Tools Inc. ("NQL") intends to release its 2002 Year End and Fourth Quarter results, period ending December 31, 2002, on Friday, May 9, 2003. NQL has scheduled a conference call and webcast to discuss its operating and financial results for the same day at 2:00pm (ET). Approximately 10 minutes will be set aside for presentation followed by 20 minutes for Q&A. Due to time constraints, this conference call will be limited to 30 minutes.

Those wishing to participate in the conference call should dial 1-800-814-4859 (toll free North America). A replay of the conference call will be available later that day, starting at 4:00pm (ET), through to and ending at midnight on Wednesday, May 14, 2003 by dialing 1-877-289-8525. The passcode is "237604", followed by the pound key.

A live audio webcast will be available via Canada NewsWire by entering http://www.newswire.ca/webcast/viewEventCNW.html?eventID(equal sign)554840 in your web browser or through the company's website at www.nql.com. An archived version will be available as well.

NQL Drilling Tools Inc. is an industry leader in providing downhole tools and technology used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis.

NQL Drilling Tools Inc. is listed on the Toronto Stock Exchange under the symbol "NQL.A".

%SEDAR: 00003534E

/For further information: Joanne Stach, Investor Relations, (780) 955-6460, E-mail: joanne.stach(at)nql.com, Website: www.nql.com; To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./

(NQL.A.)

CO: NQL Drilling Tools Inc.

CNW 16:00e 06-MAY-03

1-a.v ii

03 MAY 10 AM 7:21

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
NQL Drilling Tools Inc. Announces Further Extension Of Credit Facilities

NISKU, AB, May 5 /CNW/ - NQL Drilling Tools Inc. today announced that it has obtained a further extension of its credit facilities to May 30, 2003.

NQL Drilling Tools Inc. is an industry leader in providing downhole tools, technology and services used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

NQL Drilling Tools Inc. shares are traded on the Toronto Stock Exchange under the symbol "NQL.A".

%SEDAR: 00003534E

/For further information: Dean Livingstone, President & CEO, or Darren Stevenson, VP Finance & CFO; Telephone: (780) 955-8828, Facsimile: (780) 955-3309; e-mail: investor.info(at)nql.com, www.nql.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./

(NQL.A.)

CO: NQL Drilling Tools Inc.

CNW 19:02e 05-MAY-03

1.a. xviii

03 NOV 10 AM 7:21

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
NQL Drilling Tools Inc. announces resignation of director

NISKU, AB, April 14 /CNW/ - NQL Drilling Tools Inc. ("NQL" or the "Company") wishes to announce that Mr. John King has resigned as a director of the Company. Mr. King, having recently been appointed to the position of Senior Vice-President of Precision Drilling Corporation's Technology Services Group, noted potential conflict of interest concerns when tendering his resignation. The directors of NQL wish to thank Mr. King for his contributions to the Company.

NQL Drilling Tools Inc. is an industry leader in providing downhole tools, technology and services used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

NQL Drilling Tools Inc. shares are traded on the Toronto Stock Exchange under the symbol "NQL.A".

%SEDAR: 00003534E

/For further information: Dean Livingstone, President & CEO or 1507 - 4th Street, Nisku, Alberta, T9E 7M9, Telephone: (780) 955-8828, Facsimile: (780) 955-3309; Darren Stevenson, VP Finance & CFO, 1507 - 4th Street, Nisku, Alberta, T9E 7M9, Telephone: (780) 955-8828, Facsimile: (780) 955-3309; To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./

(NQL.A.)

CO: NQL Drilling Tools Inc.

CNW 09:08e 14-APR-03

1.9.X1X

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
NQL Drilling Tools Inc. Announces Extension of Credit Facilities

NISKU, AB, April 10 /CNW/ - NQL Drilling Tools Inc. today announced that it has obtained an extension of its credit facilities to May 5, 2003.

NQL Drilling Tools Inc. is an industry leader in providing downhole tools, technology and services used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

NQL Drilling Tools Inc. shares are traded on the Toronto Stock Exchange under the symbol "NQL.A".

%SEDAR: 00003534E

/For further information: Dean Livingstone, President & CEO, Telephone: (780) 955-8828, Facsimile: (780) 955-3309, or Darren Stevenson, VP Finance & CFO, Telephone: (780) 955-8828, Facsimile: (780) 955-3309;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./

(NQL.A.)

CO: NQL Drilling Tools Inc.

CNW 19:22e 10-APR-03

ANFIELD SUJIR KENNEDY & DURNO

BARRISTERS & SOLICITORS

1600 - 609 GRANVILLE STREET
P.O. BOX 10068 PACIFIC CENTRE
VANCOUVER, B.C. V7Y 1C3

TELEPHONE: (604) 669-1322
FACSIMILE: (604) 669-3877

REPLY TO THE ATTENTION OF: Michael Kennedy
E-MAIL: mkennedy@askdlaw.com

OUR FILE NUMBER: MK/6329

April 14, 2003

VIA: SEDAR

Commision des valeurs mobilières du Québec
800, Victoria Square, 22nd floor
Postal Box 246, Stock Exchange Tower
Montreal , Quebec H4Z 1G3

Attention: Statutory Filings

Dear Sirs/Mesdames:

Re: NQL Drilling Tools Inc. (the "Company")

We enclose herewith a news release dated April 10, 2003 as disseminated pursuant to Section 73 of the *Securities Act* (Quebec) together with the requisite filing fee in the amount of $85.

Yours truly,

ANFIELD SUJIR KENNEDY & DURNO

per:

"Michael Kennedy"

Michael Kennedy

MK/ro
Enclosures

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
NQL Drilling Tools Inc. Announces Extension of Credit Facilities

NISKU, AB, April 10 /CNW/ - NQL Drilling Tools Inc. today announced that it has obtained an extension of its credit facilities to May 5, 2003.

NQL Drilling Tools Inc. is an industry leader in providing downhole tools, technology and services used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

NQL Drilling Tools Inc. shares are traded on the Toronto Stock Exchange under the symbol "NQL.A".

%SEDAR: 00003534E

/For further information: Dean Livingstone, President & CEO, Telephone: (780) 955-8828, Facsimile: (780) 955-3309, or Darren Stevenson, VP Finance & CFO, Telephone: (780) 955-8828, Facsimile: (780) 955-3309;

(NQL.A.)

CO: NQL Drilling Tools Inc.

CNW 19:22e 10-APR-03

1.9.xx

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
NQL Drilling Tools Inc. Announces Update to Credit Facilities

NISKU, April 9 /CNW/ - NQL Drilling Tools Inc. (the "Company") today announced that as previously scheduled, it has met with its bankers to discuss the extension of its credit facilities. The Company has been advised that the banking syndicate will be in a position to provide a response to the Company's request on April 10.

NQL Drilling Tools Inc. is an industry leader in providing downhole tools, technology and services used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

NQL Drilling Tools Inc. shares are traded on the Toronto Stock Exchange under the symbol "NQL.A".

%SEDAR: 00003534E

/For further information: Dean Livingstone, President and CEO, Telephone: (780) 955-8828, Facsimile: (780) 955-3309 or Darren Stevenson, VP Finance & CFO, Telephone: (780) 955-8828, Facsimile: (780) 955-3309;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./

(NQL.A.)

CO: NQL Drilling Tools Inc.

CNW 19:42e 09-APR-03

1. a. XXI

03 NOV 10 AM 7:21

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
NQL Drilling Tools Inc. Announces Preliminary 2002 Financial Results To Be Below Expectations And Also Announces Its Intention To Restate 2001 And 2000 Financial Results.

NISKU, AB, April 7 /CNW/ -

2002 Preliminary Financial Results

NQL Drilling Tools Inc. ("NQL" or the "Company") today announces that it expects a loss per share for the fourth quarter of 2002 in the range of $0.06 to $0.10. The Company also expects a loss per share for the year ended December 31, 2002, in the range of $0.21 to $0.25. NQL expects EBITDA(1) for the fourth quarter and the full year ended December 31, 2002 to be approximately $4 and $12 million, respectively.

NQL's preliminary 2002 financial results were affected by a slower than expected start to the Canadian winter drilling season while financial results of its international operations were negatively impacted by ongoing geopolitical uncertainty.

Restatement of Historical Financial Results

The Company has changed the manner in which it translates the results of certain of its foreign subsidiaries. Historically, the Company translated the financial statements of these subsidiaries from the local currency directly to the Canadian Dollar using the current rate method of accounting. However, as most of their activities are conducted in US dollars, the Company and its advisors have determined that the US Dollar better reflects the currency exposure of these foreign operations. Therefore, the operations of these subsidiaries are now translated first from the local currency to the functional currency (US currency) using the temporal method of accounting and then from the US Dollar to the Canadian Dollar using the current rate method. The subsidiaries affected by this change include companies in Venezuela, Bolivia, Argentina and Mexico. The Company has also made other changes surrounding the accounting for future income taxes with respect to the assigned value of certain assets in connection with the acquisition of CanFish Services Inc. and P&T Servicios Petroleros, C.A.

These changes will impact the Company's results of operations in the areas of foreign exchange gains and losses and to a lesser extent, direct expenses and future income tax expense. These changes will also impact certain balance sheet items such as inventory, capital assets, future income tax liabilities, retained earnings and cumulative translation adjustments.

As a result of the changes highlighted above, the Company plans to restate its financial statements for 2001 and 2000. As well, these changes are expected to impact the financial results previously released for the first nine months of 2002.

The Company continues to work with its auditors to complete the 2002 audit and expects to release its fourth quarter and year ended December 31, 2002 financial results during the week of May 5, 2003.

Update on Financing Arrangements

Under the terms of its current financing arrangements the Company is subject to various financial covenants. Due to the aforementioned factors, the Company is presently in violation of its profit-based covenants. The Company's bankers continue to work with management on restructuring its debt facilities and have extended the bridge loan to April 9, 2003.

The Company has appointed a Special Committee of the Board of Directors having as its mandate to work with management and its financial advisors to explore refinancing alternatives and to resolve issues relating to the Company's bridge financing.

Update on First Quarter 2003 Activity

While Canadian operations have performed slightly ahead of expectations, ongoing geopolitical uncertainty continues to affect the Company's operations in other areas of the world. The Company expects to report revenues for the first quarter of 2003 in the range of $32 to $35 million and loss per share in the range of $0.05 to $0.10. NQL expects to report EBITDA for the first quarter in the range of $4.5 to $6.5 million. However, sequential monthly results indicate that the international market is improving and notwithstanding the seasonal slowdown for the second quarter of the Canadian drilling operations, the outlook for Canada remains extremely positive. As a consequence, the Company expects to be profitable for 2003.

(1) EBITDA is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that EBITDA is a useful supplemental measure as it provides an indication of earnings before interest, taxes, depreciation and amortization. Investors should be cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of NQL's performance. NQL's method of calculating EBITDA may differ from other companies and accordingly may not be comparable to measures used by other companies.

Statements in this press release relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performances or achievements of NQL to be materially different from any future results implied by such forward-looking statements. Such factors include fluctuations in the market for oil and gas related products and services, demand for products and services in the drilling industry generally, political and economic conditions in countries in which NQL does business, the ability of NQL to attract and retain key personnel, the demand for services and products provided by NQL, and other factors which are described in further detail in NQL's filings including NQL's annual reports.

NQL Drilling Tools Inc. is an industry leader in providing downhole tools, technology and services used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis.

NQL Drilling Tools Inc. shares are traded on the Toronto Stock Exchange under the symbol "NQL.A".

%SEDAR: 00003534E

/For further information: Dean Livingstone, President and CEO, Telephone: (780) 955-8828, Facsimile: (780) 955-3309 or Darren Stevenson, VP Finance & CFO, Telephone: (780) 955-8828, Facsimile: (780) 955-3309;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./

(NQL.A.)

CO: NQL Drilling Tools Inc.

CNW 13:10e 07-APR-03

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
NQL Drilling Tools Inc. Announces Preliminary 2002 Financial Results To Be Below Expectations And Also Announces Its Intention To Restate 2001 And 2000 Financial Results.

NISKU, AB, April 7 /CNW/ -

2002 Preliminary Financial Results

NQL Drilling Tools Inc. ("NQL" or the "Company") today announces that it expects a loss per share for the fourth quarter of 2002 in the range of $0.06 to $0.10. The Company also expects a loss per share for the year ended December 31, 2002, in the range of $0.21 to $0.25. NQL expects EBITDA(1) for the fourth quarter and the full year ended December 31, 2002 to be approximately $4 and $12 million, respectively.

NQL's preliminary 2002 financial results were affected by a slower than expected start to the Canadian winter drilling season while financial results of its international operations were negatively impacted by ongoing geopolitical uncertainty.

Restatement of Historical Financial Results

The Company has changed the manner in which it translates the results of certain of its foreign subsidiaries. Historically, the Company translated the financial statements of these subsidiaries from the local currency directly to the Canadian Dollar using the current rate method of accounting. However, as most of their activities are conducted in US dollars, the Company and its advisors have determined that the US Dollar better reflects the currency exposure of these foreign operations. Therefore, the operations of these subsidiaries are now translated first from the local currency to the functional currency (US currency) using the temporal method of accounting and then from the US Dollar to the Canadian Dollar using the current rate method. The subsidiaries affected by this change include companies in Venezuela, Bolivia, Argentina and Mexico. The Company has also made other changes surrounding the accounting for future income taxes with respect to the assigned value of certain assets in connection with the acquisition of CanFish Services Inc. and P&T Servicios Petroleros, C.A.

These changes will impact the Company's results of operations in the areas of foreign exchange gains and losses and to a lesser extent, direct expenses and future income tax expense. These changes will also impact certain balance sheet items such as inventory, capital assets, future income tax liabilities, retained earnings and cumulative translation adjustments.

As a result of the changes highlighted above, the Company plans to restate its financial statements for 2001 and 2000. As well, these changes are expected to impact the financial results previously released for the first nine months of 2002.

The Company continues to work with its auditors to complete the 2002 audit and expects to release its fourth quarter and year ended December 31, 2002 financial results during the week of May 5, 2003.

Update on Financing Arrangements

Under the terms of its current financing arrangements the Company is subject to various financial covenants. Due to the aforementioned factors, the Company is presently in violation of its profit-based covenants. The Company's bankers continue to work with management on restructuring its debt facilities and have extended the bridge loan to April 9, 2003.

The Company has appointed a Special Committee of the Board of Directors having as its mandate to work with management and its financial advisors to explore refinancing alternatives and to resolve issues relating to the Company's bridge financing.

Update on First Quarter 2003 Activity

While Canadian operations have performed slightly ahead of expectations, ongoing geopolitical uncertainty continues to affect the Company's operations in other areas of the world. The Company expects to report revenues for the first quarter of 2003 in the range of $32 to $35 million and loss per share in the range of $0.05 to $0.10. NQL expects to report EBITDA for the first quarter in the range of $4.5 to $6.5 million. However, sequential monthly results indicate that the international market is improving and notwithstanding the seasonal slowdown for the second quarter of the Canadian drilling operations, the outlook for Canada remains extremely positive. As a consequence, the Company expects to be profitable for 2003.

(1) EBITDA is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that EBITDA is a useful supplemental measure as it provides an indication of earnings before interest, taxes, depreciation and amortization. Investors should be cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of NQL's performance. NQL's method of calculating EBITDA may differ from other companies and accordingly may not be comparable to measures used by other companies.

Statements in this press release relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performances or achievements of NQL to be materially different from any future results implied by such forward-looking statements. Such factors include fluctuations in the market for oil and gas related products and services, demand for products and services in the drilling industry generally, political and economic conditions in countries in which NQL does business, the ability of NQL to attract and retain key personnel, the demand for services and products provided by NQL, and other factors which are described in further detail in NQL's filings including NQL's annual reports.

NQL Drilling Tools Inc. is an industry leader in providing downhole tools, technology and services used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis.

NQL Drilling Tools Inc. shares are traded on the Toronto Stock Exchange under the symbol "NQL.A".

%SEDAR: 00003534E

/For further information: Dean Livingstone, President and CEO, Telephone: (780) 955-8828, Facsimile: (780) 955-3309 or Darren Stevenson, VP Finance & CFO, Telephone: (780) 955-8828, Facsimile: (780) 955-3309;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./

(NQL.A.)

CO: NQL Drilling Tools Inc.

CNW 13:10e 07-APR-03

ANFIELD SUJIR KENNEDY & DURNO

BARRISTERS & SOLICITORS

1600 - 609 GRANVILLE STREET
P.O. BOX 10068 PACIFIC CENTRE
VANCOUVER, B.C. V7Y 1C3

TELEPHONE: (604) 669-1322
FACSIMILE: (604) 669-3877

REPLY TO THE ATTENTION OF: Michael Kennedy
E-MAIL: mkennedy@askdlaw.com

OUR FILE NUMBER: MK/6329

April 10, 2003

VIA: SEDAR

Commision des valeurs mobilières du Québec
800, Victoria Square, 22nd floor
Postal Box 246, Stock Exchange Tower
Montreal , Quebec H4Z 1G3

Attention: Statutory Filings

Dear Sirs/Mesdames:

Re: NQL Drilling Tools Inc. (the "Company")

We enclose herewith a news release dated April 7, 2003 as disseminated pursuant to Section 73 of the *Securities Act* (Quebec) together with the requisite filing fee in the amount of $100.

Yours truly,

ANFIELD SUJIR KENNEDY & DURNO

per:

"Michael Kennedy"

Michael Kennedy

MK/ro
Enclosures

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
NQL Drilling Tools Inc. - Announces Closing of Offering

/Not for distribution to US News Wire Services or for dissemination in the United States/

Symbol: NQL.A - TSX

NISKU, AB, Dec. 19 /CNW/ - NQL Drilling Tools Inc. (the "Company") is pleased to report that it has closed the previously announced Offering of 3,000,000 common shares of the Company at a price of $7.15 per share. The Over-Allotment Option of 450,000 shares at a price of $7.15 was also exercised resulting in total gross proceeds of $24,667,500. Sprott Securities Inc. acted as lead underwriter with other syndicate members consisting of First Energy Capital Corp., National Bank Financial Inc., and Dundee Securities Corporation.

The net proceeds from the share issue will be used to reduce debt.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

NQL Drilling Tools Inc. shares are traded on the Toronto Stock Exchange under the symbol "NQL.A".

THE COMPANY

NQL Drilling Tools Inc. is an industry leader in providing downhole tools, technology and services used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The common shares offered will not be or have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration, or an applicable exemption from the registration requirements of such Act.

%SEDAR: 00003534E

-0- 12/19/2002

/For further information: Dean Livingstone, President and CEO, 1507 - 4th Street, Nisku, Alberta, T9E 7M9, Telephone: (780) 955-8828, Facsimile: (780) 955-3309 or Darren Stevenson, VP Finance & CFO, 1507 - 4th Street, Nisku, Alberta, T9E 7M9, Telephone: (780) 955-8828, Facsimile: (780) 955-3309;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./

(NQL.A.)

CO: NQL Drilling Tools Inc.
ST: Alberta
IN: OIL
SU: OFR

-30-

CNW 08:50e 19-DEC-02

1.a.xxiii

03 NOV 10 AM 7:21

PRESS RELEASE

December 10, 2002 Symbol: NQL.A - TSE

NQL DRILLING TOOLS INC.

Announces Filing of Preliminary Prospectus

For Immediate Release

NQL Drilling Tools Inc. ("NQL" or the "Company") is pleased to report that it has filed a preliminary prospectus (the "Prospectus") in relation to the previously announced Offering under a bought deal basis in respect to the sale of 3,000,000 common shares of the Company at a price of $7.15 per share with gross proceeds of $21,450,000. The transaction also provides for an Over-Allotment Option of a maximum of 450,000 shares at a price of $7.15. Sprott Securities Inc. has agreed to act as lead underwriter with other syndicate members consisting of FirstEnergy Capital Corp., National Bank Financial Inc., and Dundee Securities Corporation. Closing, which is subject to regulatory approval, is expected to occur on December 20, 2002.

In conjunction with the Prospectus, the Company has also filed amended financial statements for the year ended December 31, 2001 and the 9 months ended September 30, 2002 to address minor deficiencies consisting of typographical errors, additional disclosure of earnings per share after goodwill and reclassification between financing and investing cash flows. These financials can be viewed at the Company's SEDAR site.

The net proceeds from the share issue will be used to reduce debt.

For further information please contact:

Dean Livingstone, President and CEO

1507 - 4th Street
Nisku, Alberta, T9E 7M9

Telephone: (780) 955-8828
Facsimile: (780) 955-3309

or

Darren Stevenson, VP Finance & CFO

1507 - 4th Street
Nisku, Alberta, T9E 7M9

Telephone: (780) 955-8828
Facsimile: (780) 955-3309

NQL Drilling Tools Inc. shares are traded on the Toronto Stock Exchange under the symbol "NQL.A".

THE COMPANY

NQL Drilling Tools Inc. is an industry leader in providing downhole tools, technology and services used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The common shares offered will not be or have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration, or an applicable exemption from the registration requirements of such Act.

Not for distribution to US News Wire Services or for dissemination in the United States.

1.a. xxiv.

PRESS RELEASE

December 2, 2002 Symbol: NQL.A - TSE

NQL DRILLING TOOLS INC.

Announces Offering of Common Shares on a Bought Deal Basis

For Immediate Release

NQL Drilling Tools Inc. ("NQL" or the Company") announces that Sprott Securities Inc. agreed to act as lead underwriter for a syndicate under a bought deal basis in respect to the sale of 3,000,000 common shares of the Company at a price of $7.15 per share with gross proceeds totaling $21,450,000 . The agreement also provides for an Over-Allotment Option of a maximum of 450,000 shares at a price of $7.15 per share. Closing, which is subject to regulatory approval, is expected to occur on December 20, 2002.

The net proceeds from the share issue will be used to reduce debt.

For further information please contact:

Dean Livingstone, President and CEO
1507 - 4th Street
Nisku, Alberta, T9E 7M9
Telephone: (780) 955-8828
Facsimile: (780) 955-3309

or

Darren Stevenson, VP Finance & CFO
1507 - 4th Street
Nisku, Alberta, T9E 7M9
Telephone: (780) 955-8828
Facsimile: (780) 955-3309

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

NQL Drilling Tools Inc. shares are traded on the Toronto Stock Exchange under the symbol "NQL.A".

THE COMPANY

NQL Drilling Tools Inc. is an industry leader in providing downhole tools and technology used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The common shares offered will not be or have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration, or an applicable exemption from the registration requirements of such Act. Not for distribution to US News Wire Services or for dissemination in the United States.

1. a. xxv.

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
NQL Drilling Tools Inc. announces third quarter results for the period ended September 30, 2002

NISKU, AB, Nov. 24 /CNW/ -

<<
(Thousands of Canadian Dollars, except per share figures)

	9 Months Ended Sept 30, 2002	9 Months Ended Sept 30, 2001	% Change
Revenues	$ 66,424	$ 94,250	(30)%
EBITDA(1)	$ 14,634	$ 35,040	(58)%
Income - before goodwill amortization	$ 1,575	$ 15,517	(90)%
Per share - basic	$ 0.07	$ 0.72	(90)%
Per share - diluted	$ 0.07	$ 0.71	(90)%
Cash flow from operations	$ 12,300	$ 22,082	(44)%
Per share - basic	$ 0.52	$ 1.02	(49)%
Per share - diluted	$ 0.51	$ 1.00	(49)%

(1) Calculation (equals) income before interest plus amortization

The Company recorded revenues of $66.4 million for the nine months ended September 30, 2002. This represents a decrease of 30% over revenues for the nine months ended September 30, 2001, which were $94.3 million. EBITDA decreased 58 percent to $14.6 million from $35.0 million in 2001. Net income for the nine months was $1.6 million ($0.07 per diluted share), a decrease of 90% over the 2001 income before goodwill amortization of $15.5 million ($0.71 per diluted share). Cash flow from operations was $12.3 million ($0.51 per diluted share) versus $22.1 million ($1.00 per diluted share), a decrease of 44%.

(Thousands of Canadian Dollars, except per share figures)

	3 Months Ended Sept 30, 2002	3 Months Ended Sept 30, 2001	% Change
Revenues	$ 23,309	$ 33,525	(30)%
EBITDA	$ 3,687	$ 12,536	(71)%
Income - before goodwill amortization	$ (93)	$ 5,528	(102)%
Per share - basic	$ 0.00	$ 0.24	(100)%
Per share - diluted	$ 0.00	$ 0.23	(100)%
Cash flow from operations	$ 3,083	$ 7,560	(59)%
Per share - basic	$ 0.13	$ 0.32	(59)%
Per share - diluted	$ 0.13	$ 0.32	(59)%

The Company recorded revenues of $23.3 million during the third quarter of fiscal 2002. This represents a decrease of 30% over 2001 revenues, which were $33.5 million. EBITDA decreased 71% to $3.7 million compared to $12.5 million in the prior year. A net loss of $90,000 ($0.00 per diluted share) was recorded for the quarter compared to income before goodwill amortization of $5.5 million ($0.23 per diluted share) recorded in Q3 of 2001. Cash flow from operations was $3.1 million ($0.13 per diluted share) versus $7.6 million ($0.32 per diluted share).

Revenues

Geographic Segments

Canadian revenues for the quarter were $6.6 million compared to $10.2 million in 2001 and $4.9 million last quarter. The decline in revenues can be attributed to a general reduction in drilling activity in the Canadian market compared to the prior year. Black Max operations in Canada posted revenues of $2.7 million compared to $4.5 million last year and $2.7 million last quarter. CanFish operations showed revenues for the quarter of $3.2 million compared to $5.5 million in 2001 and $2.7 million last quarter.

Similar results occurred in the US, with the substantial decline in drilling activity in that market. Overall, US revenues for the third quarter were $9.0 million (includes DPI revenues of $1.6 million) compared to $14.8 million in the third quarter of 2001. Black Max operations in the US had revenues of $5.0 million compared to $10.4 million in the prior year. Ackerman International posted revenues of $1.4 million compared to $3.2 million.

Internationally, the Company had revenues of $7.7 million (includes DPI revenues of $1.7 million) compared to $8.5 million in 2001 and $6.0 million in the second quarter of 2002. The largest contributor to international revenues for the quarter was the Company's U.A.E. operation, posting revenues of $1.8 million. This compares to revenues of $0.8 million last year and $0.3 million last quarter. Venezuelan operations posted revenues of $1.3 million compared to $4.3 million in the prior year. Other international revenues came from operations in Holland, Bolivia, Argentina and Mexico. International revenues also included some sales to a customer in Vietnam. DPI's revenues were earned in the Middle East, Europe, Africa and Asia Pacific regions.

The Company's geographic revenue distribution in the third quarter of 2002 was divided as follows: Canada - 28%; US - 39%; and International - 33%. (Year-to-date: Canada - 31%; US - 39%; International - 30%) In the third quarter of 2001, this allocation was Canada - 31%, US - 44% and International -25%.

Expenses

Direct expenses for the third quarter of 2002 were $12.6 million (54% of sales) compared to $15 million (45% of sales) for 2001. This resulted in a gross margin for the quarter of 46 percent compared to 55 percent in the prior year. The reduction in gross margin can be attributed to the fixed component of direct expenses combined with the decline in revenues.

General and administrative expenses were $7.1 million, representing 31% of revenues, compared to $6.5 million or 19% in 2001. On an organic basis, G&A expenses actually declined for the quarter to $6.0 million. This compares to G&A expenses of $6.5 million last quarter. EBITDA for the quarter was $3.7 million (16% of sales) compared to $12.5 million (37% of sales) in 2001 and $5.1 million last quarter (26% of sales). However, last quarter the Company benefited by a large foreign exchange gain ($2.3 million) which did not exist in the third quarter. Therefore, operationally an improvement was shown quarter over quarter.

Amortization expense increased to $3.4 million in 2002 from $3.2 million

in the prior year.

Interest expense in the quarter was $1.6 million compared to $0.9 million last year. The increase can be attributed to interest and financing costs incurred on funds borrowed to acquire DPI. The income tax recovery for the quarter was $1.2 million compared to an expense of $2.9 million last year. The income tax recovery resulted from losses incurred in higher North American tax jurisdictions combined with profits earned in lower international tax jurisdictions. The effective income tax rate for the Company for the nine months ending September 30, 2002 was (25%) compared to 34% in 2001.

Net Earnings

Net loss for the third quarter was $90,000 compared to income before goodwill amortization of $5.5 million in 2001. Effective January 1, 2002, the Company adopted new accounting standards for business combinations, goodwill and other intangible assets. Under the new standards of accounting for goodwill, goodwill is no longer amortized. Goodwill amortization recorded in the third quarter of 2001 was $0.6 million.

Recent Developments

On August 29, 2002 the Company closed the acquisition of Houston, Texas-based Diamond Products International, Inc. ("DPI"), a leading polycrystalline diamond compact ("PDC") drill bit design and manufacturing business. DPI will continue to operate as a stand-alone entity with existing management and employees remaining with the company.

The strategic merger will dramatically increase the global presence for many of DPI's cost effective, high-performance products, which had previously been unavailable in many markets. The integration of the acquisition is well under way, leveraging on the operational synergies between the companies. The acquisition is expected to be accretive in both 2002 and 2003.

Outlook

The Company will continue to take a cautious approach for the balance of 2002 to ensure continued stability for its worldwide group of companies. We will also continue to focus on increasing utilization of existing downhole tools, particularly the Black Max motors (of which NQL has over 1,500 deployed strategically worldwide). With activity expected to increase in Canada for the winter drilling season, many tools will be moved into the Canadian market from facilities across the US. The Company will also continue its efforts to introduce new products to the marketplace, such as the RTI tool and the rotary steerable tool. As well, the Company is very excited about its recent DPI acquisition. DPI is expected to benefit through expanding its products into the NQL's existing international infrastructure. There are also many opportunities now available through combined product offerings.

The Company will continue to focus its efforts on increasing its international business to assist in offsetting the cyclical nature of the North American oil and gas market. Although the past year has been turbulent times for the oil and gas industry, the Company is optimistic that a recovery will occur over the next year. With its increased product offerings and international infrastructure of locations, the Company is well positioned to participate in any upswing in activity.

NQL DRILLING TOOLS INC. Consolidated Balance Sheet (Thousands of Canadian Dollars)	Sept 30, 2002	December 31, 2001
	(unaudited)	
ASSETS		

CURRENT ASSETS		
Cash	$ 2,168	$ 3,725
Accounts receivable	32,916	35,743
Inventory	49,341	45,525
Prepaid expenses	4,051	4,353
	88,476	89,346
Long-term investments	1,289	1,145
Future income taxes	1,987	1,818
Capital assets	109,125	101,840
Deferred charges	10,059	3,521
Goodwill	74,605	35,126
	$285,541	$232,796
LIABILITIES		
CURRENT LIABILITIES		
Bank indebtedness	$ 33,915	$ 29,525
Accounts payable and accrued liabilities	21,666	19,310
Income taxes payable	(93)	4,410
Current portion of long term liabilities	61,220	5,002
	116,708	58,247
Long term liabilities	14,698	17,320
Future income taxes	5,047	1,393
	136,453	76,960
SHAREHOLDERS' EQUITY		
Capital stock	111,729	108,277
Retained earnings	49,111	47,536
Cumulative translation adjustments	(11,752)	23
	149,088	155,836
	$285,541	$232,796

NQL DRILLING TOOLS INC.
Consolidated Statements of Operations

(Thousands of Canadian Dollars, except per share figures, unaudited)	For the three months ended Sept 30, 2002	2001	For the nine months ended Sept 30, 2002	2001
REVENUES	$ 23,309	$ 33,525	$ 66,424	$ 94,250
Direct expenses	12,578	15,133	35,834	43,561
Income from operations	10,731	18,392	30,590	50,689
EXPENSES				
General and administrative	7,134	6,517	19,531	17,222
Amortization	3,414	3,173	10,115	8,644
Foreign exchange gain	(90)	(661)	(3,575)	(1,573)

	10,458	9,029	26,071	24,293
Income before interest expense	273	9,363	4,519	26,396
Interest expense	1,579	939	3,257	2,748
Income before income taxes	(1,306)	8,424	1,262	23,648
Income taxes - current	(867)	4,037	(815)	10,210
- future	(346)	(1,141)	502	(2,079)
	(1,213)	2,896	(313)	8,131
Income before goodwill amortization	(93)	5,528	1,575	15,517
Goodwill amortization, net of income taxes	--	565	--	1,375
NET INCOME	$ (93)	$ 4,963	$ 1,575	$ 14,142
Earnings per share before goodwill amortization:				
Basic	$ (0.00)	$ 0.24	$ 0.07	$ 0.72
Diluted	$ (0.00)	$ 0.23	$ 0.07	$ 0.71
Common shares outstanding	24,077,703	23,590,968	24,077,703	23,590,968
Weighted average shares outstanding	23,994,970	23,512,359	23,808,664	21,614,466
Diluted shares outstanding	24,184,168	23,894,863	24,084,965	21,985,642

NQL DRILLING TOOLS INC.
Consolidated Statements of Retained Earnings

(Thousands of Canadian Dollars, unaudited)	For the three months ended Sept 30, 2002	2001	For the nine months ended Sept 30, 2002	2001
Retained earnings, beginning of period, as previously reported	$ 49,204	$ 44,466	$ 51,081	$ 34,800
Prior period adjustments	--	(3,059)	(3,545)	(2,572)
Retained Earnings, beginning of period, as restated	49,204	41,407	47,536	32,228

Net income for the period	(93)	4,963	1,575	14,142
Retained earnings, end of period	$ 49,111	$ 49,370	$ 49,111	$ 46,370

NQL DRILLING TOOLS INC.
Consolidated Statements of Changes in Financial Position

(Thousands of Canadian Dollars, unaudited)	For the three months ended Sept 30, 2002	2001	For the nine months ended Sept 30, 2002	2001
OPERATING ACTIVITIES				
Net Income	$ (93)	$ 4,963	$ 1,575	$ 14,142
Add items not requiring cash:				
Amortization	3,414	3,173	10,115	8,644
Goodwill amortization	--	565	--	1,375
Amortization of deferred financing cost	108	--	108	--
Future income taxes	(346)	(1,141)	502	(2,079)
Cash flow from operations	3,083	7,560	12,300	22,082
Net change in operating working capital items from continuing operations	990	3,269	1,728	(1,154)
Cash provided by operating activities	4,073	10,829	14,028	20,928
FINANCING ACTIVITIES				
Bank Indebtedness	(152)	(1,552)	1,918	5,365
Issuance of capital stock	279	119	1,484	376
Increase in long term liabilities	53,450	525	55,013	4,205
Repayment of long term liabilities	(1,353)	(886)	(4,501)	(9,799)
Cash provided by (used in) financing activities	52,224	(1,794)	53,914	147
INVESTING ACTIVITIES				
Business acquisitions, net of cash acquired	(50,806)	(1,623)	(50,806)	(2,203)
Long-term investments	(22)	--	(144)	--
Deferred charges	(697)	862	(1,417)	707
Purchase of capital assets	(4,422)	(7,071)	(17,132)	(17,967)
Cash used in investing activities	(55,947)	(7,832)	(69,499)	(19,463)
Increase (decrease) in cash	350	1,203	(1,557)	1,612
Cash, beginning of period	1,818	1,660	3,725	1,251

Cash, end of period	$ 2,168	$ 2,863	$ 2,168	$ 2,863
Supplementary cash flow information				
Interest paid	$ 910	$ 997	$ 2,412	$ 1,862
Income taxes paid	$ 1,868	$ 1,278	$ 3,688	$ 2,605

>>

Statements in this press release relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performances or achievements of NQL to be materially different from any future results implied by such forward-looking statements. Such factors include fluctuations in the market for oil and gas related products and services, demand for products and services in the drilling industry generally, political and economic conditions in countries in which NQL does business, the ability of NQL to attract and retain key personnel, the demand for services and products provided by NQL, and other factors which are described in further detail in NQL's filings including NQL's annual reports.

NQL has scheduled a conference call for Monday, November 25, 2002 at 2:00 PM (ET). Those wishing to participate in the conference call should dial 1-888-881-4892 (toll free North America). A replay of the conference call will be available later that day starting at 4:00PM (ET) through to and ending at midnight on Thursday, November 28, 2002 by dialing 1-877-289-8525. The passcode is "218352", followed by the pound key.

A live audio Webcast will be available via Canada NewsWire by entering: http://www.newswire.ca/webcast/pages/NQLDrilling20021125/

in your web browser or through our website: www.nql.com. An archived version will be available as well.

THE COMPANY

NQL Drilling Tools Inc. is an industry leader in providing downhole tools and technology used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis. NQL Drilling Tools Inc. shares are traded on the Toronto Stock Exchange under the symbol: "NQL.A".

Black Max(TM) is a registered trademark of NQL Drilling Tools Inc.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

%SEDAR: 00003534E

-0- 11/24/2002

/For further information: Dean Livingstone, Chairman, President & CEO, Darren Stevenson, Vice President, Finance & CFO, 1507 - 4th Street, Nisku, Alberta T9E 7M9, Phone: (780) 955-8828, Fax: (780) 955-3309/
(NQL.A.)

CO: NQL Drilling Tools Inc.
ST: Alberta
IN: OIL
SU: ERN

-30-

CNW 15:34e 24-NOV-02

1-a. xxvi

c3443
r f BC-NQL-Drilling-3rd-qtr 11-18 0277
News release via Canada NewsWire, Calgary 403-269-7605

03 NOV 10 AM 7:21

Attention Business/Financial Editors:
NQL Drilling Tools Inc. Conference Call and Webcast Third Quarter Results 2002

TSX SYMBOL: NQL.A

NISKU, AB, Nov. 18 /CNW/ - NQL Drilling Tools Inc. ("NQL") intends to release its Third Quarter 2002 results, period ending September 30, 2002, on Monday, November 25, 2002. NQL has scheduled a conference call and webcast to discuss its operating and financial results for the same day at 2:00pm (ET). Approximately 10 minutes will be set aside for presentation followed by 20 minutes for Q&A. Due to time constraints, this conference call will be limited to 30 minutes.

Those wishing to participate in the conference call should dial 1-888-881-4892 (toll free North America). A replay of the conference call will be available later that day, starting at 4:00pm (ET), through to and ending at midnight on Thursday, November 28, 2002 by dialing 1-877-289-8525. The passcode is "218352", followed by the pound key.

A live audio webcast will be available via Canada NewsWire by entering http://www.newswire.ca/webcast/pages/NQLDrilling20021125/ in your web browser or through the company's website at www.nql.com. An archived version will be available as well.

NQL Drilling Tools Inc. is an industry leader in providing downhole tools and technology used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis.

NQL Drilling Tools Inc. is listed on the Toronto Stock Exchange under the symbol "NQL.A".

%SEDAR: 00003534E

-0- 11/18/2002

/For further information: Joanne Stach, Investor Relations, (780) 955-6460, e-mail: joanne.stach(at)nql.com, website: www.nql.com; To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./

(NQL.A.)

CO: NQL Drilling Tools Inc.
ST: Alberta
IN: OIL
SU: ERN

-30-

CNW 18:08e 18-NOV-02

1-Q.XXVII

c7019
r f BC-NQL-transaction 08-29 0436
News release via Canada NewsWire, Calgary 403-269-7605

03 NOV 10 AM 7:21

Attention Business Editors:
NQL Drilling Tools Inc. Completes Strategic Transaction With Diamond Products International, Inc

NISKU, AB, Aug. 29 /CNW/ - NQL Drilling Tools Inc. ("NQL") is pleased to announce it has closed the U.S.$37.0 million acquisition of Houston, Texas-based Diamond Products International, Inc. ("DPI"), a leading polycrystalline diamond compact ("PDC") drill bit design and manufacturing business.

DPI will continue to operate as a stand-alone unit with existing management and employees remaining with the company, under the direction of its president, Bob Iversen.

"Since 1994, DPI has been the innovative leader of PDC drill bit design and development, however we have not had the worldwide infrastructure necessary to present our leading edge products to many potential customers. The strategic merger of NQL and DPI will dramatically increase the global presence for our many cost effective, high-performance products, which had previously been unavailable in many markets," noted Bob Iversen.

Commenting on the transaction, Dean Livingstone, President and CEO of NQL stated "Looking at the last part of 2002 and into 2003, we are optimistic about the opportunities presented by the combination of NQL and DPI and we look forward to working with our new and existing customers and employees on growing the company. We are excited with this transaction, NQL now has a much greater international presence and many new growth opportunities, including added exposure to the Expandable Tubular and deep water markets."

Concurrent with the closing of the transaction, NQL established a CND $53.0 million Bridge facility with its existing banking syndicate while it continues to explore alternate financing options.

As previously stated, the acquisition is expected to be accretive in both 2002 and 2003 and will provide NQL with:

- Complementary product offerings with further opportunities through the combination of DPI's drill bits with NQL's Black Max mud motor and rotary steerable offerings;
- Incremental offshore, international and deep drilling exposure;
- Added management strength; and
- A broader customer base.

Sprott Securities Inc. acted as financial advisor to NQL with respect to this transaction.

NQL Drilling Tools Inc. is an industry leader in providing downhole tools and technology used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis.

NQL shares are traded on the Toronto Stock Exchange under the symbol: "NQL.A".

%SEDAR: 00003534E

-0- 08/29/2002

/For further information: NQL Drilling Tools Inc., Dean Livingstone, President & CEO, Darren Stevenson, Vice President & CFO, Tel: (780) 955-8828; To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./

(NQL.A.)

CO: NQL Drilling Tools Inc.
ST: Alberta
IN: OIL
SU:

-30-

CNW 17:48e 29-AUG-02

ANFIELD SUJIR KENNEDY & DURNO

BARRISTERS & SOLICITORS

1600 - 609 GRANVILLE STREET
P.O. BOX 10068 PACIFIC CENTRE
VANCOUVER, B.C. V7Y 1C3

TELEPHONE: (604) 669-1322
FACSIMILE: (604) 669-3877

REPLY TO THE ATTENTION OF: Michael Kennedy
E-MAIL: mkennedy@askdlaw.com

OUR FILE NUMBER: MK/6329

August 30, 2002

VIA: SEDAR

Commision des valeurs mobilières du Québec
800, Victoria Square, 22nd floor
Postal Box 246, Stock Exchange Tower
Montreal , Quebec H4Z 1G3

Attention: Statutory Filings

Dear Sirs/Mesdames:

Re: NQL Drilling Tools Inc. (the "Company")

We enclose herewith a news release as disseminated pursuant to Section 73 of the *Securities Act* (Quebec) together with the requisite filing fee in the amount of $100.

Yours truly,

ANFIELD SUJIR KENNEDY & DURNO

per:

"Michael Kennedy"

Michael Kennedy

MK/ro
Enclosures

NQL DRILLING TOOLS INC.
1507 4th Street
Nisku, Alberta
Canada T9E 7M9
e-mail: blackmax@nql.com
www.nql.com

PRESS RELEASE

NQL DRILLING TOOLS INC. COMPLETES STRATEGIC TRANSACTION WITH DIAMOND PRODUCTS INTERNATIONAL, INC.

NISKU, AB, August 29, 2002 /CNW/ - NQL Drilling Tools Inc. ("NQL") is pleased to announce it has closed the U.S.$37.0 million acquisition of Houston, Texas-based Diamond Products International, Inc. ("DPI"), a leading polycrystalline diamond compact ("PDC") drill bit design and manufacturing business.

DPI will continue to operate as a stand-alone unit with existing management and employees remaining with the company, under the direction of its president, Bob Iversen.

"Since 1994, DPI has been the innovative leader of PDC drill bit design and development, however we have not had the worldwide infrastructure necessary to present our leading edge products to many potential customers. The strategic merger of NQL and DPI will dramatically increase the global presence for our many cost effective, high-performance products, which had previously been unavailable in many markets," noted Bob Iversen.

Commenting on the transaction, Dean Livingstone, President and CEO of NQL stated "Looking at the last part of 2002 and into 2003, we are optimistic about the opportunities presented by the combination of NQL and DPI and we look forward to working with our new and existing customers and employees on growing the company. We are excited with this transaction, NQL now has a much greater international presence and many new growth opportunities, including added exposure to the Expandable Tubular and deep water markets."

Concurrent with the closing of the transaction, NQL established a CND $53.0 million Bridge facility with its existing banking syndicate while it continues to explore alternate financing options.

As previously stated, the acquisition is expected to be accretive in both 2002 and 2003 and will provide NQL with:

- Complementary product offerings with further opportunities through the combination of DPI's drill bits with NQL's Black Max mud motor and rotary steerable offerings;
- Incremental offshore, international and deep drilling exposure;
- Added management strength; and
- A broader customer base.

Sprott Securities Inc. acted as financial advisor to NQL with respect to this transaction.

NQL Drilling Tools Inc. is an industry leader in providing downhole tools and technology used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis.

NQL shares are traded on the Toronto Stock Exchange under the symbol: "NQL.A".

NQL Drilling Tools Inc.
Dean Livingstone, President & CEO
Darren Stevenson, Vice President & CFO
Tel: (780) 955-8828

1. a- xxviii

c5086
r f BC-NQL-Drilling-Tools-Q2 08-22 2364
News release via Canada NewsWire, Calgary 403-269-7605

03 MAY 10 AM 7:21

Attention Business/Financial Editors:
NQL Drilling Tools Inc. announces second quarter results
for the period ended June 30, 2002

NISKU, AB, Aug. 22 /CNW/ -

<<

(Thousands of Canadian Dollars, except per share figures)	3 Months Ended June 30, 2002	3 Months Ended June 30, 2001	% Change
Revenues	$ 19,781	$ 31,737	(38%)
EBITDA	$ 5,101	$ 11,324	(55%)
Income - before goodwill amortization	$ 550	$ 5,084	(89%)
Per share - basic	$ 0.02	$ 0.24	(92%)
Per share - diluted	$ 0.02	$ 0.23	(91%)
Cash flow from operations	$ 4,198	$ 7,330	(43%)
Per share - basic	$ 0.18	$ 0.34	(47%)
Per share - diluted	$ 0.17	$ 0.33	(48%)

The Company recorded revenues of $19.8 million during the second quarter of fiscal 2002. This represents a decrease of 38% over 2001 revenues, which were $31.7 million. EBITDA decreased 55% to $5.1 million compared to $11.3 million in the prior year. Net income of $0.6 million ($0.02 per diluted share) was recorded for the quarter compared to income before goodwill amortization of $5.1 million ($0.23 per diluted share) recorded in Q2 of 2001. Cash flow from operations was $4.2 million ($0.17 per diluted share) versus $7.3 million ($0.33 per diluted share).

(Thousands of Canadian Dollars, except per share figures)	6 Months Ended June 30, 2002	6 Months Ended June 30, 2001	% Change
Revenues	$ 43,115	$ 60,725	(29%)
EBITDA	$ 10,947	$ 22,504	(51%)
Income - before goodwill amortization	$ 1,668	$ 9,989	(83%)
Per share - basic	$ 0.07	$ 0.48	(85%)
Per share - diluted	$ 0.07	$ 0.48	(85%)
Cash flow from operations	$ 9,217	$ 14,522	(37%)
Per share - basic	$ 0.39	$ 0.70	(44%)
Per share - diluted	$ 0.38	$ 0.69	(45%)

The Company recorded revenues of $43.1 million for the six months ended June 30, 2002. This represents a decrease of 29% over revenues for the six

months ended June 30, 2001, which were $60.7 million. EBITDA decreased 51 percent to $10.9 million from $22.5 million in 2001. Net income for the six months was $1.7 million ($0.07 per diluted share), a decrease of 83% over the 2001 net income of $10 million ($0.48 per diluted share). Cash flow from operations was $9.2 million ($0.38 per diluted share) versus $14.5 million ($0.69 per diluted share), a decrease of 37%.

Revenues

Geographic Segments

Canadian revenues for the quarter were $5.2 million compared to $8.6 million in 2001. The decline in revenues can be attributed to a general reduction in drilling activity in the Canadian market compared to the prior year. Black Max operations in Canada posted revenues of $2.1 million compared to $4.3 million last year. CanFish operations showed revenues for the quarter of $2.7 million compared to $4 million in 2001.

Similar results occurred in the US, with the substantial decline in drilling activity in that market as well. Overall, US revenues for the second quarter were $8.9 million compared to $14.1 million in the second quarter of 2001. This compares to $8 million in the first quarter of 2002 or an increase of 11%. Black Max operations in the US had revenues of $7.1 million compared to $10.2 million in the prior year. Ackerman International posted revenues of $1.2 million compared to $3.1 million.

Internationally, the Company had revenues of $5.7 million compared to $9.1 million in 2001 and $6.1 million in the first quarter of 2002. The Company's Venezuelan operations posted revenues of $2.5 million compared to $3.4 million in the prior year. Other international revenues came from operations in Holland, Bolivia, the Middle East and Mexico. International revenues also included some significant sales to customers in Vietnam and the North Sea.

The Company's geographic revenue distribution in the second quarter of 2002 was divided as follows: Canada -- 26%; US -- 45%; and International -- 29%. (Year-to-date: Canada -- 34%; US -- 39%; International -- 27%) In the second quarter of 2001, this allocation was Canada -- 27%, US -- 44% and International -- 29%.

Expenses

Direct expenses for the second quarter of 2002 were $10.5 million (53% of sales) compared to $15 million (47% of sales) for 2001. This resulted in a gross margin for the quarter of 47 percent compared to 53 percent in the prior year. The reduction in gross margin in the second quarter can be attributed to the fixed component of direct expenses combined with the decline in revenues.

General and administrative expenses were $6.5 million, representing 33% of revenues, compared to $6.3 million or 20% in 2001. This resulted in EBITDA of $5.1 million (26% of sales) compared to $11.3 million (36% of sales) in 2001.

The Company had a foreign exchange gain of $2.3 million in the second quarter of 2002 compared to $0.8 million for the same period in 2001. The gain resulted primarily from the Company's Venezuelan subsidiary, P&T Servicios Petroleros, C.A. The majority of this company's receivables are in US dollars, which results in exposure to foreign exchange fluctuations. The gain arose from the strengthening of the US dollar against the Venezuelan Bolivar during the quarter.

Amortization expense increased to $3.3 million in 2002 from $3 million in the prior year.

Interest expense in the quarter was $0.9 million compared to $1 million last year. Income tax expense was $0.30 million compared to $2.1 million, resulting from lower pre-tax earnings. The effective income tax rate for the Company for the six months ending June 30, 2002 was 35% compared to 34% in

2001.

Net Earnings

Net earnings for the second quarter were $0.5 million compared to income before goodwill amortization of $5.1 million in 2001. Effective January 1, 2002, the Company adopted new accounting standards for business combinations, goodwill and other intangible assets. Under the new standards of accounting for goodwill, goodwill is no longer amortized. Goodwill amortization recorded in the second quarter of 2001 was $0.5 million.

Recent Developments

On June 10, 2002 the Company entered into a letter of intent to acquire all the outstanding shares of Diamond Products International, Inc. ("DPI") which when completed, will result in the merger of DPI's leading polycrystalline diamond compact ("PDC") drill bit design and manufacturing business with the NQL's existing operations. The total value of the acquisition, including the assumption of debt will be U.S. $37 million. The transaction is expected to close by the end of August.

Outlook

The Company will continue to take a cautious approach for the balance of 2002 to ensure continued stability for its worldwide group of companies. Although earlier predictions were indicating a recovery in market activity during the second half of 2002, it now appears that this may not occur until the latter part of the year. As a result, the Company will continue its efforts to reduce capital expenditures and cut costs where appropriate in order to manage its business during these uncertain times. We will also continue to focus on increasing utilization of existing downhole tools, particularly the Black Max motors (of which NQL has over 1,500 deployed strategically worldwide). The Company will also continue its efforts to introduce new products to the marketplace, such as the RTI tool and the rotary steerable tool. A third size (6 1/4") of the RTI tool has recently been completed and is now ready to be marketed to the Company's customers. As well, guidance has now been implemented into the rotary steerable tool, which will be tested by the end of the third quarter. The Company still expects this product to be commercial before the end of the year.

The Company will continue to focus on long-term growth and look for accretive acquisitions and expansion opportunities in order to enhance shareholder value.

NQL DRILLING TOOLS INC.
Consolidated Balance Sheet
(Thousands of Canadian Dollars)

	June 30, 2002	December 31, 2001
	(unaudited)	
ASSETS		
CURRENT ASSETS		
Cash	$ 1,818	$ 3,725
Accounts receivable	25,815	35,743
Inventory	39,513	45,525
Prepaid expenses	3,772	4,353
	70,918	89,346
Long-term investments	1,267	1,145
Future income taxes	1,891	1,818

Capital assets	102,040	101,840
Deferred charges	3,930	3,521
Goodwill	35,126	35,126
	$ 215,172	$ 232,796
LIABILITIES		
CURRENT LIABILITIES		
Bank indebtedness	$ 31,595	$ 29,525
Accounts payable and accrued liabilities	15,578	19,310
Income taxes payable	2,052	4,410
Current portion of long term liabilities	5,304	5,002
	54,529	58,247
Long term liabilities	15,300	17,320
Future income taxes	2,314	1,393
	72,143	76,960
SHAREHOLDERS' EQUITY		
Capital stock	109,482	108,277
Retained earnings	49,204	47,536
Cumulative translation adjustments	(15,657)	23
	143,029	155,836
	$ 215,172	$ 232,796

NQL DRILLING TOOLS INC.
Consolidated Statements of Operations

(Thousands of Canadian Dollars, except per share figures, unaudited)	For the three months ended June 30, 2002	2001	For the six months ended June 30, 2002	2001
REVENUES	$ 19,781	$ 31,737	$ 43,115	$ 60,725
Direct expenses	10,499	14,965	23,256	28,428
Income from operations	9,282	16,772	19,859	32,297
EXPENSES				
General and administrative	6,521	6,260	12,397	10,705
Amortization	3,260	3,081	6,701	5,471
Foreign exchange gain	(2,340)	(812)	(3,485)	(912)
	7,441	8,529	15,613	15,264
Income before interest expense	1,841	8,243	4,246	17,033
Interest expense	942	977	1,678	1,809
Income before income taxes	899	7,266	2,568	15,224

Income taxes - current	(39)	3,017	52	6,173
- future	388	(835)	848	(938)
	349	2,182	900	5,235
Income before goodwill amortization	550	5,084	1,668	9,989
Goodwill amortization, net of income taxes	-	471	-	810
NET INCOME	550	4,613	1,668	9,179
Earnings per share before goodwill amortization:				
Basic	$ 0.02	$ 0.24	$ 0.07	$ 0.48
Diluted	$ 0.02	$ 0.23	$ 0.07	$ 0.48
Common shares outstanding	23,876,310	23,507,968	23,876,310	23,507,968
Weighted average shares outstanding	23,809,203	21,579,841	23,713,970	20,649,792
Diluted shares outstanding	24,084,151	22,054,729	24,008,823	21,015,305

NQL DRILLING TOOLS INC.
Consolidated Statements of Retained Earnings

(Thousands of Canadian Dollars, unaudited)	For the three months ended June 30, 2002	2001	For the six months ended June 30, 2002	2001
Retained earnings, beginning of period, as previously reported	$ 52,199	$ 39,610	$ 51,081	$ 34,800
Prior period adjustments	(3,545)	(2,816)	(3,545)	(2,572)
Retained Earnings, beginning of period, as restated	48,654	36,794	47,536	32,228
Net income for the period	550	4,613	1,668	9,179
Retained earnings, end of period	$ 49,204	$ 41,407	$ 49,204	$ 41,407

NQL DRILLING TOOLS INC.
Consolidated Statements of Changes in Financial Position

(Thousands of Canadian Dollars, unaudited)	For the three months ended June 30, 2002	For the three months ended June 30, 2001	For the six months ended June 30, 2002	For the six months ended June 30, 2001
OPERATING ACTIVITIES				
Net Income	$ 550	$ 4,613	$ 1,668	$ 9,179
Add items not requiring cash:				
Amortization	3,260	3,081	6,701	5,471
Goodwill amortization	-	471	-	810
Future income taxes	388	(835)	848	(938)
Cash flow from continuing operations	4,198	7,330	9,217	14,522
Net change in operating working capital items from continuing operations	(882)	5,267	871	(4,318)
Cash provided by operating activities	3,316	12,597	10,088	10,204
FINANCING ACTIVITIES				
Bank Indebtedness	663	451	2,070	6,917
Issuance of capital stock	1,197	203	1,205	257
Increase in long term liabilities	1,471	4,205	-	4,285
Repayment of long term liabilities	(1,686)	(9,177)	(1,718)	(9,623)
Cash provided by (used in) financing activities	1,645	(4,318)	1,557	1,836
INVESTING ACTIVITIES				
Business acquisitions, net of cash acquired	-	(580)	-	(580)
Long-term investments	(119)	-	(122)	-
Deferred charges	(745)	(109)	(720)	(155)
Purchase of capital assets	(4,715)	(7,023)	(12,710)	(10,896)
Cash used in investing activities	(5,579)	(7,712)	(13,552)	(11,631)
Increase (decrease) in cash	(618)	567	(1,907)	409
Cash, beginning of period	2,436	1,093	3,725	1,251

Cash, end of period	$ 1,818	$ 1,660	$ 1,818	$ 1,660
Supplementary cash flow information				
Interest paid	$ 661	$ 1,046	$ 1,502	$ 1,824
Income taxes paid	$ 1,868	$ 1,325	$ 2,410	$ 5,945

>>

Statements in this press release relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performances or achievements of NQL to be materially different from any future results implied by such forward-looking statements. Such factors include fluctuations in the market for oil and gas related products and services, demand for products and services in the drilling industry generally, political and economic conditions in countries in which NQL does business, the ability of NQL to attract and retain key personnel, the demand for services and products provided by NQL, and other factors which are described in further detail in NQL's filings including NQL's annual reports.

NQL has scheduled a conference call for Friday, August 23, 2002 at 2:00PM (ET). Those wishing to participate in the conference call should dial 1-888-881-4892 (toll free North America). A replay of the conference call will be available later that day starting at 4:00PM (ET) through to and ending at midnight on Wednesday, August 28, 2002 by dialing 1-877-289-8525. The passcode is "204065", followed by the pound key.

A live audio Webcast will be available via Canada NewsWire by entering http://www.newswire.ca/webcast/pages/NQLDrilling20020823/

in your web browser or through our website: www.nql.com. An archived version will be available as well.

THE COMPANY

NQL Drilling Tools Inc. is an industry leader in providing downhole tools and technology used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis. NQL Drilling Tools Inc. shares are traded on the Toronto Stock Exchange under the symbol: "NQL.A".

Black Max(TM) is a registered trademark of NQL Drilling Tools Inc.

%SEDAR: 00003534E

-0- 08/22/2002

/For further information: Dean Livingstone, Chairman, President & CEO, or Darren Stevenson, Vice President, Finance & CFO, 1507 - 4th Street, Nisku, Alberta T9E 7M9, Phone: (780) 955-8828 Fax: (780) 955-3309;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./

(NQL.A.)

CO: NQL Drilling Tools Inc.
ST: Alberta
IN: OIL
SU: ERN

-30-

CNW 23:05e 22-AUG-02

1-a. xx ix

c3725
r f BC-NQL-adjusts-values 08-18 0447
News release via Canada NewsWire, Toronto 416-863-9350

03 NOV 10 AM 7:21

Attention Business Editors:
NQL Drilling Tools Inc. adjusts inventory values

NISKU, AB, Aug. 18 /CNW/ - NQL Drilling Tools Inc. ("NQL") announces that it will reduce inventory values to better reflect costs of inventory machined inhouse through its NBJ manufacturing division. Generally accepted accounting principles ("GAAP") require that, on a consolidated basis, all intercorporate gains be eliminated.

NQL had previously presented its procedures to eliminate intercorporate gains to its auditors. However, an internal review of these procedures resulted in NQL management determining that some intercorporate gains remained in internally machined inventory values. The majority of the adjustments result from procedures previously adopted by NQL and presented to its auditors that did not recognize the improved manufacturing efficiencies realized by NQL since its acquisition of NBJ. This resulted in a profit elimination that did not recognize the improved internal margin associated with these efficiencies.

As a result, NQL will reduce inventory values as at December 31, 2001 from $51.1 million to approximately $45.5 million. This adjustment will also result in future tax liabilities being reduced from $3.4 million to approximately $1.4 million. Net income for fiscal 2001 will be reduced to approximately $15.3 million from $16.3 million. Diluted earnings per share will be reduced from $0.725 to approximately $0.68. EBITDA will be adjusted from $43.7 million to approximately $42.2 million. Retained earnings will be reduced from $51.1 million to approximately $47.5 million. The resultant book value of NQL as at December 31, 2001 will be approximately $156 million.

Trailing 12 month earnings are expected to be reduced by approximately $0.02 per diluted share for the period ending June 30, 2002.

Revised financial statements for the year ended December 31, 2001 along with comparative financial statements for the year ended December 31, 2000 and the sixteen months ended December 31,1999 will be filed upon NQL's former auditors completing their audit of the proposed adjustments. It is expected that this will be completed by August 23, 2002.

These adjustments will also delay the release of the second quarter financial results originally scheduled for August 21 to August 23, 2002.

NQL Drilling Tools Inc. is an industry leader in providing downhole tools and technology used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis.

NQL shares are traded on The Toronto Stock Exchange ("TSE") under the symbol: "NQL.A".

%SEDAR: 00003534E

-0- 08/18/2002

/For further information: NQL Drilling Tools Inc.: Dean Livingstone, President & CEO, Darren Stevenson, Vice President & CFO, Tel: (780) 955-8828; To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./

(NQL.A.)

CO: NQL Drilling Tools Inc.
ST: Alberta
IN: OIL
SU:

-30-

CNW 16:29e 19-AUG-02

ANFIELD SUJIR KENNEDY & DURNO

BARRISTERS & SOLICITORS

1600 - 609 GRANVILLE STREET
P.O. BOX 10068 PACIFIC CENTRE
VANCOUVER, B.C. V7Y 1C3

TELEPHONE: (604) 669-1322
FACSIMILE: (604) 669-3877

REPLY TO THE ATTENTION OF: Michael Kennedy
E-MAIL: mkennedy@askdlaw.com

OUR FILE NUMBER: MK/6329

August 19, 2002

VIA: SEDAR

Commision des valeurs mobilières du Québec
800, Victoria Square, 22nd floor
Postal Box 246, Stock Exchange Tower
Montreal , Quebec H4Z 1G3

Attention: Statutory Filings

Dear Sirs/Mesdames:

Re: NQL Drilling Tools Inc. (the "Company")

We enclose herewith a news release as disseminated pursuant to Section 73 of the *Securities Act* (Quebec) together with the requisite filing fee in the amount of $100.

Yours truly,

ANFIELD SUJIR KENNEDY & DURNO

per:
"Michael Kennedy"

Michael Kennedy

MK/ro
Enclosures

A/006329000/14344.1

NQL DRILLING TOOLS INC.
1507 4th Street
Nisku, Alberta
Canada T9E 7M9
e-mail: blackmax@nql.com
www.nql.com

PRESS RELEASE

NQL DRILLING TOOLS INC. ADJUSTS INVENTORY VALUES

NISKU, August 18, 2002 /CNW/ - NQL Drilling Tools Inc. ("NQL") announces that it will reduce inventory values to better reflect costs of inventory machined inhouse through its NBJ manufacturing division. Generally accepted accounting principles ("GAAP") require that, on a consolidated basis, all intercorporate gains be eliminated.

NQL had previously presented its procedures to record inventory in accordance with GAAP to its auditors. However, an internal review of these procedures resulted in NQL management determining that some intercorporate gains remained in internally machined inventory values. The majority of the adjustments result from procedures previously adopted by NQL in conjunction with its auditors that did not recognize the improved manufacturing efficiencies realized by NQL since its acquisition of NBJ. This resulted in a profit elimination that did not recognize the improved internal margin associated with these efficiencies.

As a result, NQL will reduce inventory values as at December 31, 2001 from $51.1 million to approximately $45.5 million. This adjustment will also result in future tax liabilities being reduced from $3.4 million to approximately $1.4 million. Net income for fiscal 2001 will be reduced to approximately $15.3 million from $16.3 million. Diluted earnings per share will be reduced from $0.725 to approximately $0.68. EBITDA will be adjusted from $43.7 million to approximately $42.2 million. Retained earnings will be reduced from $51.1 million to approximately $47.5 million. The resultant book value of NQL as at December 31, 2001 will be approximately $156 million.

Trailing 12 month earnings are expected to be reduced by approximately $0.02 for the period ending June 30, 2002.

Revised financial statements for the year ended December 31, 2001 along with comparative financial statements for the year ended December 31, 2000 and the sixteen months ended December 31,1999 will be filed upon NQL's former auditors completing their audit of the proposed adjustments. It is expected that this will be completed by August 23, 2002.

These adjustments will also delay the release of the second quarter financial results originally scheduled for August 21 to August 23, 2002.

NQL Drilling Tools Inc. is an industry leader in providing downhole tools and technology used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis.

NQL shares are traded on The Toronto Stock Exchange ("TSE") under the symbol: "NQL.A".

NQL Drilling Tools Inc.
Dean Livingstone, President & CEO
Darren Stevenson, Vice President & CFO
Tel: (780) 955-8828

1.a.xxx

c3897
r f BC-NQL-Conferece-Call 08-19 0277
News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
NQL Drilling Tools Inc. Conference Call and Webcast Second Quarter Results 2002

TSX SYMBOL: NQL.A

NISKU, AB, Aug. 19 /CNW/ - NQL Drilling Tools Inc. ("NQL") intends to release its Second Quarter 2002 results, period ending June 30, 2002, on Friday, August 23, 2002. NQL has scheduled a conference call and webcast to discuss its operating and financial results for the same day at 2:00pm (ET). Approximately 10 minutes will be set aside for presentation followed by 20 minutes for Q&A. Due to time constraints, this conference call will be limited to 30 minutes.

Those wishing to participate in the conference call should dial 1-888-881-4892 (toll free North America). A replay of the conference call will be available starting 4:00pm (ET) later that day through to and ending at midnight on Wednesday, August 28, 2002 by dialing 1-877-289-8525. The passcode is "204065", followed by the pound key.

A live audio webcast will be available via Canada NewsWire by entering http://www.newswire.ca/webcast/pages/NQLDrilling20020823/ in your web browser or through the company's website at www.nql.com. An archived version will be available as well.

NQL Drilling Tools Inc. is an industry leader in providing downhole tools and technology used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis.

NQL Drilling Tools Inc. is listed on the Toronto Stock Exchange under the symbol "NQL.A".

%SEDAR: 00003534E

-0- 08/19/2002

/For further information: Joanne Stach, Investor Relations, (780) 955-6460, e-mail: joanne.stach(at)nql.com, website: www.nql.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./

(NQL.A.)

CO: NQL Drilling Tools Inc.
ST: Alberta
IN: OIL
SU: ERN

-30-

CNW 14:46e 19-AUG-02

1.a.xxxi

PRESS RELEASE

For Immediate Release - Boston, Massachusetts – 29 July, 2002

Fidelity Management & Research Company and Fidelity Management Trust Company, of 82 Devonshire Street, Boston, Massachusetts, USA, (hereinafter referred to as "Fidelity") announce that certain fund accounts for which Fidelity serves as investment adviser have purchased 200,000 shares of NQL Drilling Tool Inc.'s Class A stock. Fidelity has control but not ownership of those shares. As a result of the purchase, Fidelity holds 2,375,300 shares (or 10.06%) of NQL Drilling Tool Inc.'s Class A stock. Fidelity's purchase of NQL Drilling Tool Inc.'s Class A stock was executed on the Toronto Stock Exchange.

Fidelity fund and trust account sales and purchases have been made for investment purposes only and not with the purpose of influencing the control or direction of NQL Drilling Tool Inc. The Fidelity funds and trust accounts may, subject to market conditions, make additional investments in or dispositions of securities of NQL Drilling Tool Inc., including additional sales or purchases of shares of Class A stock. Fidelity does not, however, intend to acquire 20% of any class of the outstanding voting or equity securities of NQL Drilling Tool Inc.

For all inquiries, please contact:

Kim Flood
Director, Corporate Communications
Fidelity Investments Canada Ltd.
(416) 217-7566

1.9. XXXII

c4320
r f BC-NQL-letter-of-intent 06-10 0487
News release via Canada NewsWire, Calgary 403-269-7605

03 NOV 10 AM 7:21

Attention Business Editors:
NQL Drilling Tools Inc. Enters Into Letter Of Intent For Strategic Transaction With Diamond Products International, Inc.

NISKU, June 10 /CNW/ - NQL Drilling Tools Inc. ("NQL") and Diamond Products International, Inc. ("DPI") are pleased to announce that they have entered into a Letter of Intent regarding a business combination, which when completed will result in the merger of DPI's leading polycrystalline diamond compact ("PDC") drill bit design and manufacturing business with NQL's existing operations. The total value of the acquisition, including the assumption of debt will be U.S.$37.0 million.

Under terms of the Letter of Intent, the transaction will be paid for through a combination of cash and NQL common shares subject to a maximum of 750,000 NQL shares being issued to holders of DPI common shares. The transaction is expected to be completed by the end of August 2002 and is subject to certain conditions, including board approval, regulatory approval and completion of due diligence. As well, the Letter of Intent contains customary non-solicitation provisions.

NQL is presently in discussions with lenders regarding the financing of this transaction and expects these negotiations to close concurrently with the completion of the DPI transaction.

"We are delighted to have the opportunity to combine DPI's technically focused PDC drill bit business with our industry leading downhole tool offerings and look forward to working with DPI's existing management and employees on growing the two companies" Dean Livingstone, President of NQL commented. "This transaction will provide further international growth opportunities along with substantial inroads into the Expandable Tubulars and deep water markets for us and is consistent with our stated objective of acquiring complementary products for supply to our customers."

The acquisition is expected to be accretive in both 2002 and 2003 and will provide NQL with:

- Complementary product offerings with further opportunities through the combination of DPI's drill bits with NQL's Black Max mud motor and rotary steerable offerings;
- Incremental international and deep drilling exposure;
- A proven management team in both domestic and international markets; and
- An increased customer base.

Sprott Securities Inc. acted as financial advisor to NQL with respect to this transaction.

NQL Drilling Tools Inc. is an industry leader in providing downhole tools and technology used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis. Black Max(TM) is a registered trademark of Black Max Downhole Tools Ltd. Beaver (TM) is a registered trademark of NQL Drilling Tools Inc.

NQL shares are traded on The Toronto Stock Exchange ("TSE") under the symbol: "NQL.A".

%SEDAR: 00003534E

-0- 06/10/2002

/For further information: NQL Drilling Tools Inc., Dean Livingstone, Chairman of the Board, President & CEO, Darren Stevenson, Vice President & CFO, Tel: (780) 955-8828;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./

(NQL.A.)

CO: NQL Drilling Tools Inc.

ST: Alberta
IN: OIL
SU:

-30-

CNW 07:00e 10-JUN-02

ANFIELD
SUJIR
KENNEDY
& DURNO

BARRISTERS & SOLICITORS

1600 - 609 GRANVILLE STREET
P.O. BOX 10068 PACIFIC CENTRE
VANCOUVER, B.C. V7Y 1C3

TELEPHONE: (604) 669-1322
FACSIMILE: (604) 669-3877

REPLY TO THE ATTENTION OF: Michael Kennedy
E-MAIL: mkennedy@askdlaw.com

OUR FILE NUMBER: MK/6329

June 14, 2002

VIA: SEDAR

Commision des valeurs mobilières du Québec
800, Victoria Square, 22nd floor
Postal Box 246, Stock Exchange Tower
Montreal , Quebec H4Z 1G3

Attention: Statutory Filings

Dear Sirs/Mesdames:

Re: NQL Drilling Tools Inc. (the "Company")

We enclose herewith a news release as disseminated pursuant to Section 73 of the *Securities Act* (Quebec) together with the requisite filing fee in the amount of $100.

Yours truly,

ANFIELD SUJIR KENNEDY & DURNO

per:

"Michael Kennedy"

Michael Kennedy

MK/ro
Enclosures

NQL DRILLING TOOLS INC.
1507 4th Street
Nisku, Alberta
Canada T9E 7M9
e-mail: blackmax@nql.com
www.nql.com

PRESS RELEASE

NQL DRILLING TOOLS INC. ENTERS INTO LETTER OF INTENT FOR STRATEGIC TRANSACTION WITH DIAMOND PRODUCTS INTERNATIONAL, INC.

NISKU, June 10, 2002 /CNW/ - NQL Drilling Tools Inc. ("NQL") and Diamond Products International, Inc. ("DPI") are pleased to announce that they have entered into a Letter of Intent regarding a business combination, which when completed will result in the merger of DPI's leading polycrystalline diamond compact ("PDC") drill bit design and manufacturing business with NQL's existing operations. The total value of the acquisition, including the assumption of debt will be U.S.$37.0 million.

Under terms of the Letter of Intent, the transaction will be paid for through a combination of cash and NQL common shares subject to a maximum of 750,000 NQL shares being issued to holders of DPI common shares. The transaction is expected to be completed by the end of August 2002 and is subject to certain conditions, including board approval, regulatory approval and completion of due diligence. As well, the Letter of Intent contains customary non-solicitation provisions.

NQL is presently in discussions with lenders regarding the financing of this transaction and expects these negotiations to close concurrently with the completion of the DPI transaction.

"We are delighted to have the opportunity to combine DPI's technically focused PDC drill bit business with our industry leading downhole tool offerings and look forward to working with DPI's existing management and employees on growing the two companies" Dean Livingstone, President of NQL commented. "This transaction will provide further international growth opportunities along with substantial inroads into the Expandable Tubulars and deep water markets for us and is consistent with our stated objective of acquiring complementary products for supply to our customers."

The acquisition is expected to be accretive in both 2002 and 2003 and will provide NQL with:

- Complementary product offerings with further opportunities through the combination of DPI's drill bits with NQL's Black Max mud motor and rotary steerable offerings;
- Incremental international and deep drilling exposure;
- A proven management team in both domestic and international markets; and

- An increased customer base.

Sprott Securities Inc. acted as financial advisor to NQL with respect to this transaction.

NQL Drilling Tools Inc. is an industry leader in providing downhole tools and technology used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis.

NQL shares are traded on The Toronto Stock Exchange ("TSE") under the symbol: "NQL.A".

NQL Drilling Tools Inc.
Dean Livingstone, President & CEO
Darren Stevenson, Vice President & CFO
Tel: (780) 955-8828

1.a. XXXIII

c3128
r f BC-NQL-Webcast-AGM 06-05 0183
News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
NQL Drilling Tools Inc. Announces Webcast of Annual General Meeting

TSE SYMBOL: NQL.A

NISKU, AB, June 5 /CNW/ - NQL Drilling Tools Inc. ("NQL") announced that it will webcast its Annual General Meeting to be held on Wednesday, June 12, 2002 (at) 2pm (MT) from the Leduc Room at the Fairmont Palliser Hotel in Calgary, Alberta.

The webcast will be available via Canada NewsWire by entering http://www.newswire.ca/webcast/pages/NQLDrilling20020612/ in your web browser or through the company's website at www.nql.com. An archived version will be available as well.

NQL Drilling Tools Inc. is an industry leader in providing downhole tools and technology used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis.

NQL Drilling Tools Inc. is listed on the Toronto Stock Exchange under the symbol "NQL.A".

%SEDAR: 00003534E

-0- 06/05/2002

/For further information: Joanne Stach, Investor Relations, (780) 955-6460, e-mail: joanne.stach(at)nql.com, website: www.nql.com
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./
(NQL.A.)

CO: NQL Drilling Tools Inc.
ST: Alberta
IN: OIL
SU:

-30-

CNW 11:32e 05-JUN-02

1-a.xxxiv

c5677
r f BC-NQL-Q1-Results 05-14 1986
News release via Canada NewsWire, Calgary 403-269-7605

03 NOV 10 AM 7:21

Attention Business/Financial Editors:
NQL Drilling Tools Inc. Announces First Quarter Results For The Period Ended March 31, 2002@

CALGARY, May 14 /CNW/ -

<<

(Thousands of Canadian Dollars, except per share figures)	3 Months Ended Mar. 31, 2002	3 Months Ended Mar. 31, 2001	% Change
Revenues	$ 23,334	$ 28,988	- 20%
EBITDA	$ 5,846	$ 11,564	- 49%
Income before goodwill amortization	$ 1,118	$ 5,149	- 78%
Per share - basic	$ 0.05	$ 0.26	- 81%
Per share - diluted	$ 0.05	$ 0.26	- 81%
Cash flow from operations	$ 5,019	$ 7,576	- 34%
Per share - basic	$ 0.21	$ 0.38	- 45%
Per share - diluted	$ 0.21	$ 0.38	- 45%

>>

The Company recorded revenues of $23.3 million during the first quarter of fiscal 2002. This represents a decrease of 20% over 2001 revenues, which were $29 million. EBITDA decreased 49% to $5.8 million compared to $11.5 million in the prior year. Net income of $1.1 million ($0.05 per diluted share) was recorded for the quarter compared to income before goodwill amortization of $5.1 million ($0.26 per diluted share) recorded in Q1 of 2001. Cash flow from operations was $5.0 million ($0.21 per diluted share) versus $7.6 million ($0.38 per diluted share).

Revenues

Geographic Segments

Canadian revenues for the quarter were $9.3 million compared to $13.0 million in 2001. The decline in revenues can be attributed to a reduction in drilling activity in the Canadian market of over 20 percent compared to the prior year. Black Max operations in Canada posted revenues of $4.7 million compared to $7.6 million last year. CanFish operations showed revenues for the quarter of $4.1 million compared to $5.1 in 2001.

Similar results occurred in the US, with drilling activity declining by almost 30 percent compared to the past year. Overall, US revenues for the quarter were $8.0 million compared to $11.1 million in 2001. Black Max operations in the US had revenues of $5.8 million compared to $8.9 million in the prior year. Ackerman International posted revenues of $1.6 million compared to $2.2. EM Operations for the quarter showed revenues of $0.5 million.

Internationally, the Company was able to show some growth in revenues compared to 2001. Overall, international revenues were $6.1 million compared to $4.9 million in 2001. This growth came primarily from operations in Holland and the U.A.E., which posted revenues of $1.1 million and $0.9 million, respectively. This compares to revenues in 2001 of $0.6 million and $0.3 million. The Company also achieved revenues in Mexico for the first quarter (opened in May 2001) of $0.5 million. The Company's Venezuelan operations posted revenues of $2.8 million compared to $3.7 million in the

prior year. The remainder of the international revenues came from operations in Bolivia and Argentina.

The Company's geographic revenue distribution in the first quarter of 2002 was divided as follows: Canada - 40%; US - 34%; and International - 26%. In the fourth quarter of 2001, this allocation was Canada - 45%, US - 38% and International - 17%.

Expenses

Direct expenses for the first quarter of 2002 were $12.7 million (55% of sales) compared to $13.0 million (45% of sales) for 2001. This resulted in a gross margin for the quarter of 45 percent compared to 55 percent in the prior year. The reduction in gross margin in the first quarter can be attributed to large fixed component of direct expenses combined with the decline in revenues.

General and administrative expenses were $4.7 million, representing 20.3% of revenues, compared to $4.3 million or 15.0% in 2001. This resulted in EBITDA of $5.8 million (25.1% of sales) compared to $11.6 million (39.9% of sales) in 2001.

Amortization expense increased to $3.4 million in 2002 from $2.4 million in the prior year.

Interest expense in the quarter was $0.7 million compared to $0.8 million last year. Income tax expense was $0.5 million compared to $3.2 million, resulting from lower pre-tax earnings. The effective income tax rate for the Company was 33% compared to 38% in 2001. The reduction relates primarily to the 2% reduction in the Alberta corporate tax rate and the implementation of some tax efficient corporate structures.

Net Earnings

Net earnings for the first quarter were $1.1 million compared to income before goodwill amortization of $5.1 million in 2001. Effective January 1, 2002, the Company adopted new accounting standards for business combinations, goodwill and other intangible assets. Under the new standards of accounting for goodwill, goodwill is no longer amortized, but is tested for impairment at least annually. The Company will perform the first step of the impairment test on goodwill prior to June 30, 2002 in accordance with the timeline set out in the new accounting standard. Goodwill amortization recorded in the first quarter of 2001 was $0.3 million.

Capital Expenditures

Additions to capital expenditures for 2002 were $7.9 million compared to $3.9 million in 2001. The majority of these additions relate to the new oil and gas EM systems added in the latter part of the quarter.

Outlook

The Company will continue to take a cautious approach for the balance of 2002 to ensure continued stability for its worldwide group of companies. The Company has a number of new products that have been recently acquired or currently being developed. These include the BlackStar EM MWD systems and new products such as the RTI tool and the rotary steerable tool. The Company completed the addition of 17 new oil and gas BlackStar EM MWD systems in late March. Demand for these systems has been quite high and they are expected to make a meaningful contribution to financial results for the balance of 2002. The Company also plans to add 10 new utility systems during the second quarter of this year. As well, the Company is in the process of constructing a new facility for its BlackStar EM operations, in Stafford (Houston), Texas adjacent to our US headquarters.

The RTI tool has also been very well accepted in the marketplace. To-date, the Company has performed over 20 jobs and now considers this product to be commercial. We are currently working on adding additional sizes, which are expected to be completed over the next few months. A new prototype for the Crobar rotary steerable tool, complete with electronics, is expected early in Q3. The Company expects this product will be commercial during the fourth

quarter of 2002.

We will also continue to focus on increasing utilization of existing downhole tools, particularly the Black Max motors (of which NQL has over 1,500 deployed strategically worldwide). Our approach is based on the obvious uncertainty with respect to global economies. The Company will also continue to focus on long-term growth and look for accretive acquisitions and expansion opportunities in order to enhance shareholder value.

<<

NQL DRILLING TOOLS INC.

Consolidated Balance Sheet

(Thousands of Canadian Dollars)	March 31, 2002	December 31, 2001
ASSETS		
CURRENT ASSETS		
Cash	$2,436	$ 3,725
Accounts receivable	33,150	35,743
Inventory	48,543	51,118
Prepaid expenses	3,749	4,353
	87,878	94,939
Long-term investments	1,148	1,145
Future income taxes	1,933	1,818
Capital assets	105,224	101,840
Deferred charges	3,360	3,521
Goodwill	35,126	35,126
	$234,669	$238,389
LIABILITIES		
CURRENT LIABILITIES		
Bank indebtedness	$ 30,932	$ 29,525
Accounts payable and accrued liabilities	19,350	19,310
Income taxes payable	3,959	4,410
Current portion of long term liabilities	4,609	5,002
	58,850	58,247
Long term liabilities	16,210	17,320
Future income taxes	4,016	3,441
	79,076	79,008
SHAREHOLDERS' EQUITY		
Capital stock	108,285	108,277
Retained earnings	52,199	51,081
Cumulative translation adjustments	(4,891)	23
	155,593	159,381
	$234,669	$238,389

NQL DRILLING TOOLS INC.

Consolidated Statements of Operations

(Thousands of Canadian Dollars, except per share figures)	For the Three months ended March 31, 2002 (unaudited)	2001 (unaudited)
REVENUES	$ 23,334	$ 28,988
Direct expenses	12,757	13,079
Income from operations	10,577	15,909
EXPENSES		
General and administrative	4,731	4,345
Amortization	3,441	2,390
	8,172	6,735
Income before interest expense	2,405	9,174
Interest expense	736	832
Income before income taxes	1,669	8,342
Income taxes - current	91	3,156
- future	460	37
	551	3,193
Income before goodwill amortization	1,118	5,149
Goodwill amortization, net of income taxes	---	339
NET INCOME	1,118	4,810
Retained Earnings, beginning of period	51,081	34,800
Retained Earnings, end of period	$ 52,199	$ 39,610
Earnings per share:		
Basic	$ 0.05	$ 0.26
Diluted	$ 0.05	$ 0.26
Cash Flow per share:		
Basic	$ 0.21	$ 0.38
Diluted	$ 0.21	$ 0.38
Common shares outstanding	23,619,468	19,717,567
Weighted average shares outstanding	23,617,679	19,709,405

Diluted shares outstanding	23,932,436	19,965,543

NQL DRILLING TOOLS INC.

Consolidated Statements of Changes in Financial Position

(Thousands of Canadian Dollars)	For the Three months ended March 31, 2002 (unaudited)	2001 (unaudited)
OPERATING ACTIVITIES		
Net Income	$ 1,118	$ 5,149
Add items not requiring cash:		
Amortization	3,441	2,390
Future income taxes	460	37
Cash flow from continuing operations	5,019	7,576
Net change in operating working capital items from continuing operations	1,753	(9,969)
Cash provided by (used in) operating activities	6,772	(2,393)
FINANCING ACTIVITIES		
Bank Indebtedness	1,407	6,466
Issuance of capital stock	8	54
Long term liabilities	(1,503)	(366)
Cash provided by (used in) financing activities	(88)	6,154
INVESTING ACTIVITIES		
Long-term investments	(3)	---
Deferred charges	25	(46)
Purchase of capital assets	(7,995)	(3,873)
Cash used in investing activities	(7,973)	(3,919)
Decrease in cash	(1,289)	(158)
Cash, beginning of period	3,725	1,251
Cash, end of period	$ 2,436	$ 1,093
Supplementary cash flow information		
Interest paid	$ 811	$ 779
Income taxes paid	$ 542	$ 4,620

>>

Statements in this press release relating to matters that are not

historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performances or achievements of NQL to be materially different from any future results implied by such forward-looking statements. Such factors include fluctuations in the market for oil and gas related products and services, demand for products and services in the drilling industry generally, political and economic conditions in countries in which NQL does business, the ability of NQL to attract and retain key personnel, the demand for services and products provided by NQL, and other factors which are described in further detail in NQL's filings including NQL's annual reports.

NQL has scheduled a conference call for May 15, 2002 at 2:00PM (ET). Those wishing to participate in the conference call should dial 1-888-881-4892 (toll free North America). A replay of the conference call will be available the same day starting at 4:00PM (ET) through to and ending at midnight on Saturday, May 18, 2002 by dialing 1-877-289-8525. The pass code is "186326", followed by the pound key.

A live audio Web cast will be available via Canada NewsWire by entering http://www.newswire.ca/webcast/pages/NQLDrilling20020515/ in your web browser or through the Company's website: www.nql.com. An archived version will be available as well.

THE COMPANY

NQL Drilling Tools Inc is an industry leader in providing downhole tools and technology used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis. NQL Drilling Tools Inc. shares are traded on the Toronto Stock Exchange under the symbol: "NQL.A".

Black Max(TM), BlackStar(TM) and CROBAR(TM) are registered trademarks of NQL Drilling Tools Inc.

%SEDAR: 00003534E

-0- 05/14/2002

/For further information: please contact: Dean Livingstone, Chairman, President & CEO; Darren Stevenson, Vice-President, Finance & CFO, Phone: (780) 955-8828, Fax: (780) 955-3309;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./

(NQL.A.)

CO: NQL Drilling Tools Inc.
ST: Alberta
IN: OIL
SU: ERN

-30-

CNW 20:28e 14-MAY-02

1. a. xxxv.

c3319
r f BC-NQL-webcast-results 05-08 0278
News release via Canada NewsWire, Calgary 403-269-7605

03 NOV 10 AM 7:21

Attention Business/Financial Editors:
NQL Drilling Tools Inc. Conference Call and Webcast First Quarter Results 2002

NISKU, AB, May 8 /CNW/ - NQL Drilling Tools Inc. ("NQL") intends to release its First Quarter 2002 results, period ending March 31, 2002, on Wednesday, May 15, 2002. NQL has scheduled a conference call and webcast to discuss its operating and financial results for the same day at 2:00pm (ET). Approximately 10 minutes will be set aside for presentation followed by 20 minutes for Q&A. Due to time constraints, this conference call will be limited to 30 minutes.

Those wishing to participate in the conference call should dial 1-888-881-4892 (toll free North America). A replay of the conference call will be available starting 4:00pm (ET) on May 15, 2002 through to and ending at midnight on Saturday, May 18, 2002 by dialing 1-877-289-8525. The passcode is "186326", followed by the pound key.

A live audio webcast will be available via Canada NewsWire by entering http://www.newswire.ca/webcast/pages/NQLDrilling20020515/ in your web browser or through the company's website at www.nql.com. An archived version will be available as well.

NQL Drilling Tools Inc. is an industry leader in providing downhole tools and technology used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis.

NQL Drilling Tools Inc. is listed on the Toronto Stock Exchange under the symbol "NQL.A".

%SEDAR: 00003534E

-0- 05/08/2002

/For further information: Joanne Stach, Investor Relations, (780) 955-6460, e-mail: joanne.stach(at)nql.com, website: www.nql.com; To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./

(NQL.A.)

CO: NQL Drilling Tools Inc.
ST: Alberta
IN: OIL
SU: ERN

-30-

CNW 13:31e 08-MAY-02

1-9. XXXVI (same as 1-a. XXXVII)

c2326
r f BC-NQL-Q4-results 03-20 2623
News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
NQL Drilling Tools Inc. Is Pleased To Announce Record Financial Results For The Year Ended December 31, 2001

Symbol: NQL.A - TSE

NISKU, AB, March 20 /CNW/ -
<<
(Thousands of Canadian Dollars, except per share figures)

	Year Ended Dec. 31, 2001	Year Ended Dec. 31, 2000	% Change
Revenues	$ 124,961	$ 87,019	+ 44 %
EBITDA	$ 43,705	$ 31,857	+ 37 %
Income			
- before goodwill amortization	$ 18,280	$ 12,692	+ 44 %
Per share - basic	$ 0.83	$ 0.67	+ 24 %
Per share - diluted	$ 0.81	$ 0.66	+ 23 %
Net Income	$ 16,281	$ 11,588	+ 40 %
Per share - basic	$ 0.74	$ 0.61	+ 21 %
Per share - diluted	$ 0.73	$ 0.60	+ 17 %
Cash flow from operations	$ 28,060	$ 22,590	+ 24 %
Per share - basic	$ 1.27	$ 1.19	+ 7 %
Per share - diluted	$ 1.25	$ 1.17	+ 7 %

>>
The Company recorded revenues of $125 million for the year ended December 31, 2001, the highest annual revenues in the Company's history. This represents an increase of 44% over 2000 revenues, which were $87 million. The company also achieved record levels of EBITDA, cash flow and earnings during 2001. Net income during the period increased 40% to $16.3 million ($0.73 per diluted share), versus $11.6 million ($0.60 per diluted share) in the prior year. Cash flow from operations was $28.1 million ($1.25 per diluted share) versus $22.6 million ($1.17 per diluted share), an increase of 24%.

<<
(Thousands of Canadian Dollars, except per share figures)

	3 Months Ended Dec. 31, 2001	3 Months Ended Dec. 31, 2000	% Change
Revenues	$ 30,711	$ 27,716	+ 11 %
EBITDA	$ 7,513	$ 9,592	- 22 %
Income			
- before goodwill amortization	$ 2,032	$ 4,322	- 53 %
Per share - basic	$ 0.09	$ 0.22	- 59 %
Per share - diluted	$ 0.09	$ 0.22	- 59 %
Net Income	$ 1,408	$ 3,943	- 64 %
Per share - basic	$ 0.06	$ 0.20	- 70 %
Per share - diluted	$ 0.06	$ 0.20	- 70 %

Cash flow from operations	$ 4,826	$ 7,997	- 40 %
Per share - basic	$ 0.21	$ 0.41	- 49 %
Per share - diluted	$ 0.20	$ 0.40	- 50 %

>>

The Company recorded revenues of $30.7 million during the fourth quarter of fiscal 2001. This represents an increase of 11% over revenues for the three months ended December 31, 2000, which were $27.7 million. EBITDA decreased 22 percent to $7.5 million from $9.6 million in 2000. Net income for the quarter was $1.4 million ($0.06 per diluted share), a decrease of 64% over the 2000 net income of $3.9 million ($0.20 per diluted share). Cash flow from operations was $4.8 million ($0.20 per diluted share) versus $8 million ($0.40 per diluted share), a decrease of 40%.

Revenues

Geographic Segments

Revenues in Canada are generated by all three of the Company's operating divisions: Downhole Tools, Oilfield Services, and Manufacturing. Canadian revenues increased 6 percent to $10.2 million from $9.6 million in the fourth quarter of 2000. The Downhole Tools Division in Canada (Black Max operations) posted $5.1 million in revenues, a 5 percent increase over the prior year. In the Oilfield Services Division (CanFish operations) revenues were 8 percent higher than the prior year at $4.4 million compared to $4.1 million.

US revenues increased by 5 percent to $12.6 million compared to $12.0 million in the prior year. These revenues were generated by the Company's three US operating subsidiaries, Black Max Downhole Tools Inc., Ackerman International Corp. and Black Max Technologies Inc. Black Max Downhole's operations in the US showed revenues of $8.7 million compared to $8.2 million in 2000, an increase of 6 percent. Revenues from Ackerman International and Black Max Technologies for the quarter were $2.6 million and $1.2 million, respectively.

International revenues, which were generated almost entirely by the Downhole Tools Division, increased 62 percent to $8.5 million compared to $5.3 million in 2000. The largest portion of international revenues was generated by the Company's Venezuelan operations, which posted revenues of $4.3 million compared to $3.1 million in the prior year. In Holland, revenues were $1.2 million compared to $0.80 million. The Company's Mexican and U.A.E. operations each posted revenues of $0.80 million for the quarter. The remainder of the international revenues came from operations in Bolivia and Argentina.

The Company's geographic revenue distribution in the fourth quarter of 2001 was divided as follows: Canada - 31%; US - 44%; and International - 25%. (Year-to-date: Canada - 34%, US - 42%, International - 24%) In the fourth quarter of 2000, this allocation was Canada - 30%, US - 49% and International - 21%.

Expenses

Direct expenses for the fourth quarter of 2001 were $17 million (56% of sales) compared to $13.5 million (49% of sales) for 2000. This resulted in a gross margin for the quarter of 44.3 percent compared to 51.4 percent in the prior year. Last year's gross margin was higher than normal due to a large one time sale occurring in Ackerman International.

General and administrative expenses were $6.1 million, representing 19.9% of revenues, compared to $4.6 million or 16.7% in 2000. This resulted in EBITDA of $7.5 million (24.4% of sales) compared to $9.6 million (34.6% of sales) in 2000.

Amortization expense increased to $3.5 million in 2001 from $2.4 million in the prior year. The increase relates primarily to the amortization on capital asset additions during the period and the change in the accounting of

treatment of used replacement parts. These items, which are now included with capital assets were previously included with inventory. This change, which was implemented back to January 1st, was made to better reflect the nature of these assets.

Goodwill amortization increased to $0.6 million for the fourth quarter of 2001 compared to $0.4 million in the prior year. The increase relates to the goodwill arising from the acquisition of Northstar Drilling Systems Inc., acquired earlier in the year.

Interest expense was $0.8 million. Income tax expense decreased to $1.1 million from $1.9 million. The effective income tax rate for the Company was 34.5% compared to 38.9% in 2000. The reduction relates primarily to the 2% reduction in the Alberta corporate tax rate and the implementation of some tax efficient corporate structures.

Net Earnings

Net earnings for the fourth quarter were $1.4 million, a decrease of 64% over the $4.0 million recorded in 2000. Earnings per share for the quarter were $0.060 and $0.059 on a basic and diluted basis respectively.

Capital Expenditures

Due to the anticipated decline in demand, the Company reduced capital expenditures during the fourth quarter of 2001. Capital expenditures during were $1.5 million compared to $8.7 million in 2000.

Recent Developments

Since the acquisition of Northstar Drilling Systems Inc., the Company has been actively involved in a capital build program and now has 17 new oil and gas BlackStar EM systems available to its customers. This capital program took longer than originally anticipated due to supplier delays and design modifications. Since acquiring Northstar, interest in these EM systems has been high as only a limited number of companies currently have access to EM technology for use in horizontal and directional drilling. NQL will make these EM systems available on both rental or sales basis to all horizontal and directional drilling service providers - a natural extension of NQL's core business of providing mud motors to these same customers. In addition to serving horizontal and directional drillers in the oil and gas industry, NQL is offering EM systems to the trenchless construction (utility) market along with mud motors currently rented to a broad base of customers. NQL plans to access its international infrastructure in place to expand EM rentals outside of Canada.

On September 30, 2001, the Company acquired all the outstanding shares of Numeric Machine Ltd., a privately owned machine shop based in Edmonton, Alberta. NQL paid $2.4 million for the shares of Numeric, funded in both cash and through the issuance of Class A Common shares. This company has now been wound up into NBJ Manufacturing Ltd. and its operations have been relocated to the Company's machining and manufacturing facility in Nisku. This acquisition will be beneficial in keeping up with the machining requirements and cost controls necessary as the Company continues to expand through acquisitions and new product lines.

Outlook

The Company plans to take a cautious approach for the upcoming year to ensure continued stability for its worldwide group of companies. Capital expenditures will be focused on items that are necessary for the long-term growth of the Company. The Company has a number of new products that have been recently acquired or currently being developed. These include EM tools and new products such as the RTI tool and the rotary steerable tool. These new products are expected to make a meaningful contribution to financial results for 2002. We will also continue to focus on increasing utilization of existing downhole tools, particularly the Black Max motors. Our approach is based on the obvious uncertainty with respect to global economies. The Company will also continue to focus on long-term growth and look for accretive acquisitions

and expansion opportunities in order to enhance shareholder value.

<<

NQL DRILLING TOOLS INC.
Consolidated Balance Sheet

(Thousands of Canadian Dollars)	December 31, 2001	December 31, 2000
ASSETS		
CURRENT ASSETS		
Cash	$ 3,725	$ 1,251
Accounts receivable	35,743	32,531
Inventory	51,118	37,257
Prepaid expenses	4,353	698
	94,939	71,737
Long-term investments	1,145	---
Future income taxes	1,818	---
Capital assets	101,840	83,508
Deferred charges	3,521	1,713
Goodwill	35,126	15,436
	$ 238,389	$ 172,394
LIABILITIES		
CURRENT LIABILITIES		
Bank indebtedness	$ 29,525	$ 23,863
Accounts payable and accrued liabilities	19,310	15,463
Income taxes payable	4,410	2,996
Current portion of long term liabilities	5,002	5,289
	58,247	47,611
Long term liabilities	17,320	10,741
Future income taxes	3,441	5,042
	79,008	63,394
SHAREHOLDERS' EQUITY		
Capital stock	108,277	75,572
Retained earnings	51,081	34,800
Cumulative translation adjustments	23	(1,372)
	159,381	109,000
	$ 238,389	$ 172,394

NQL DRILLING TOOLS INC.
Consolidated Statements of Operations

(Thousands of Canadian Dollars,
except per share figures, unaudited)

For the Three months For the Year

	ended December 31, 2001	2000	ended December 31, 2001	2000
	(unaudited)	(unaudited)		
REVENUES	$ 30,711	$ 27,716	$ 124,961	$ 87,019
Direct expenses	17,097	13,483	59,506	39,802
Income from operations	13,614	14,233	65,455	47,217
EXPENSES				
General and administrative	6,101	4,641	21,750	15,360
Amortization	3,547	2,419	12,191	8,900
	9,648	7,060	33,941	24,260
Income before interest expense	3,966	7,173	31,514	22,957
Interest expense	788	955	3,536	2,860
Income before income taxes	3,178	6,218	27,978	20,097
Income taxes				
- current	1,899	640	12,109	6,407
- future	(753)	1,256	(2,411)	998
	1,146	1,896	9,698	7,405
Income before goodwill amortization	2,032	4,322	18,280	12,692
Goodwill amortization, net of income taxes	624	379	1,999	1,104
NET INCOME	$ 1,408	$ 3,943	$ 16,281	$ 11,588
Earnings per share before goodwill amortization:				
Basic	$ 0.09	$ 0.22	$ 0.83	$ 0.67
Diluted	$ 0.09	$ 0.22	$ 0.81	$ 0.66
Earnings per share:				
Basic	$ 0.06	$ 0.20	$ 0.74	$ 0.61
Diluted	$ 0.06	$ 0.20	$ 0.73	$ 0.60

Common shares

outstanding	23,607,968	19,656,067	23,607,968	19,656,067
Weighted average shares outstanding	23,594,664	19,656,067	22,113,584	18,984,187
Diluted shares outstanding	23,820,826	19,920,934	22,448,508	19,260,810

NQL DRILLING TOOLS INC.
Consolidated Statements of Retained Earnings

(Thousands of Canadian Dollars, unaudited)

	For the three months ended December 31,		For the year ended December 31,	
	2001	2000	2001	2000
	(unaudited)	(unaudited)		
Retained earnings, beginning of period	$ 49,673	$ 30,857	$ 34,800	$ 23,212
Net income for the period	1,408	3,943	16,281	11,588
Retained earnings, end of period	$ 51,081	$ 34,800	$ 51,081	$ 34,800

NQL DRILLING TOOLS INC.
Consolidated Statements of Changes in Financial Position

(Thousands of Canadian Dollars, unaudited)

	For the three months ended December 31,		For the year ended December 31,	
	2001	2000	2001	2000
	(unaudited)	(unaudited)		
OPERATING ACTIVITIES				
Income from continuing operations	$ 1,408	$ 3,943	$ 16,281	$ 11,588
Add items not requiring cash:				
Amortization	3,547	2,419	12,191	8,900
Goodwill amortization	624	379	1,999	1,104
Future income taxes	(753)	1,256	(2,411)	998

Cash flow from continuing operations	4,826	7,997	28,060	22,590
Net change in operating working capital items from continuing operations	(6,576)	(2,626)	(8,882)	(10,460)
Cash provided by operating activities	(1,750)	5,371	19,178	12,130
FINANCING ACTIVITIES				
Bank Indebtedness	46	3,706	5,411	11,494
Issuance of capital stock	5	---	32,705	10,863
Long term liabilities	7,291	(775)	1,697	11,879
Cash provided by (used in) financing activities	7,342	2,931	39,813	34,236
INVESTING ACTIVITIES				
Business acquisitions	(196)	(570)	(34,723)	(26,973)
Long-term investments	(1,145)	---	(1,145)	---
Deferred charges	(1,890)	(169)	(1,183)	(1,415)
Purchase of capital assets	(1,499)	(8,698)	(19,466)	(17,447)
Cash used in investing activities	(4,730)	(9,437)	(56,517)	(45,835)
Increase in cash	862	(1,135)	2,474	531
Cash, beginning of period	2,863	2,386	1,251	720
Cash, end of period	$ 3,725	$ 1,251	$ 3,725	$ 1,251
Supplementary cash flow information				
Interest paid	$ 759	$ 814	$ 3,581	$ 2,676
Income taxes paid	$ 2,776	$ 806	$ 10,695	$ 1,993

>>

Statements in this press release relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performances or achievements of NQL to be materially different from any future results implied by such forward-looking statements.

Such factors include fluctuations in the market for oil and gas related products and services, demand for products and services in the drilling industry generally, political and economic conditions in countries in which NQL does business, the ability of NQL to attract and retain key personnel, the demand for services and products provided by NQL, and other factors which are described in further detail in NQL's filings including NQL's annual reports.

NQL has scheduled a conference call for later today at 2:00PM (ET). Those wishing to participate in the conference call should dial 1-888-881-4892 (toll free North America). A replay of the conference call will be available today starting at 4:00PM (ET) through to and ending at midnight on Saturday, March 23, 2002 by dialing 1-877-289-8525. The passcode is "170379", followed by the pound key.

A live audio Webcast will be available via Canada NewsWire by entering http://www.newswire.ca/webcast/pages/NQLDrilling20020301/ in your web browser or through our website: www.nql.com. An archived version will be available as well.

THE COMPANY

NQL Drilling Tools Inc, a TSE 300 company, is an industry leader in providing downhole tools and technology used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis. NQL Drilling Tools Inc. shares are traded on the Toronto Stock Exchange under the symbol: "NQL.A".

Black Max(TM) a is a registered trademark of NQL Drilling Tools Inc.
BlackStar(TM) is a registered trademark of NQL Drilling Tools Inc.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.
%SEDAR: 00003534E

-0- 03/20/2002

/For further information: Dean Livingstone, Chairman, President & CEO; Darren Stevenson, Vice President, Finance & CFO; Phone: (780) 955-8828, Fax: (780) 955-3309;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./
(NQL.A.)

CO: NQL Drilling Tools Inc.
ST: Alberta
IN: OIL
SU: ERN

-30-

CNW 09:00e 20-MAR-02

1.a. XXXVII

c2811
r f BC-COR-NQL-Q4-results 03-20 2719
News release via Canada NewsWire, Calgary 403-269-7605

03 NOV 10 AM 7:21

Attention Business/Financial Editors:
/C O R R E C T I O N - NQL Drilling Tools Inc./

In c2326 transmitted at 09:00e today, the wrong version of text was used in the first paragraph, as well as under the heading Revenues, Geographic Segments, starting with the paragraph "International revenues..." up to and including the Capital Expenditures paragraph. The corrected copy follows:

NQL Drilling Tools Inc. Is Pleased To Announce Record Financial Results For The Year Ended December 31, 2001

Symbol: NQL.A - TSE

NISKU, AB, March 20 /CNW/ -
<<
(Thousands of Canadian Dollars, except per share figures)

	Year Ended Dec. 31, 2001	Year Ended Dec. 31, 2000	% Change
Revenues	$ 124,961	$ 87,019	+ 44 %
EBITDA	$ 43,705	$ 31,857	+ 37 %
Income			
- before goodwill amortization	$ 18,280	$ 12,692	+ 44 %
Per share - basic	$ 0.83	$ 0.67	+ 24 %
Per share - diluted	$ 0.81	$ 0.66	+ 23 %
Net Income	$ 16,281	$ 11,588	+ 40 %
Per share - basic	$ 0.74	$ 0.61	+ 21 %
Per share - diluted	$ 0.73	$ 0.60	+ 22 %
Cash flow from operations	$ 28,060	$ 22,590	+ 24 %
Per share - basic	$ 1.27	$ 1.19	+ 7 %
Per share - diluted	$ 1.25	$ 1.17	+ 7 %

>>
The Company recorded revenues of $125 million for the year ended December 31, 2001, the highest annual revenues in the Company's history. This represents an increase of 44% over 2000 revenues, which were $87 million. The company also achieved record levels of EBITDA, cash flow and earnings during 2001. EBITDA increased 37% to $43.7 million compared to $31.9 million in the prior year. Net income during the period increased 40% to $16.3 million ($0.73 per diluted share), versus $11.6 million ($0.60 per diluted share) in the prior year. Cash flow from operations was $28.1 million ($1.25 per diluted share) versus $22.6 million ($1.17 per diluted share), an increase of 24%.

<<
(Thousands of Canadian Dollars, except per share figures)

	3 Months Ended Dec. 31, 2001	3 Months Ended Dec. 31, 2000	% Change
Revenues	$ 30,711	$ 27,716	+ 11 %
EBITDA	$ 7,513	$ 9,592	- 22 %

Income			
- before goodwill amortization	$ 2,032	$ 4,322	- 53 %
Per share - basic	$ 0.09	$ 0.22	- 59 %
Per share - diluted	$ 0.09	$ 0.22	- 59 %
Net Income	$ 1,408	$ 3,943	- 64 %
Per share - basic	$ 0.06	$ 0.20	- 70 %
Per share - diluted	$ 0.06	$ 0.20	- 70 %
Cash flow from operations	$ 4,826	$ 7,997	- 40 %
Per share - basic	$ 0.21	$ 0.41	- 49 %
Per share - diluted	$ 0.20	$ 0.40	- 50 %

>>

The Company recorded revenues of $30.7 million during the fourth quarter of fiscal 2001. This represents an increase of 11% over revenues for the three months ended December 31, 2000, which were $27.7 million. EBITDA decreased 22 percent to $7.5 million from $9.6 million in 2000. Net income for the quarter was $1.4 million ($0.06 per diluted share), a decrease of 64% over the 2000 net income of $3.9 million ($0.20 per diluted share). Cash flow from operations was $4.8 million ($0.20 per diluted share) versus $8 million ($0.40 per diluted share), a decrease of 40%.

Revenues

Geographic Segments

Revenues in Canada are generated by all three of the Company's operating divisions: Downhole Tools, Oilfield Services, and Manufacturing. Canadian revenues increased 6 percent to $10.2 million from $9.6 million in the fourth quarter of 2000. The Downhole Tools Division in Canada (Black Max operations) posted $5.1 million in revenues, a 5 percent increase over the prior year. In the Oilfield Services Division (CanFish operations) revenues were 8 percent higher than the prior year at $4.4 million compared to $4.1 million.

US revenues increased by 5 percent to $12.6 million compared to $12.0 million in the prior year. These revenues were generated by the Company's three US operating subsidiaries, Black Max Downhole Tools Inc., Ackerman International Corp. and Black Max Technologies Inc. Black Max Downhole's operations in the US showed revenues of $8.7 million compared to $8.2 million in 2000, an increase of 6 percent. Revenues from Ackerman International and Black Max Technologies for the quarter were $2.6 million and $1.2 million, respectively.

International revenues, which were generated almost entirely by the Downhole Tools Division, increased 28 percent to $7.9 million compared to $6.2 million in 2000. The largest portion of international revenues was generated by the Company's Venezuelan operations, which posted revenues of $4.1 million compared to $3.9 million in the prior year. In Holland, revenues were $1.2 million compared to $0.90 million. The Company's Mexican and U.A.E. operations posted revenues of $0.60 million and $0.90 million, respectively. The remainder of the international revenues came from operations in Bolivia and Argentina.

The Company's geographic revenue distribution in the fourth quarter of 2001 was divided as follows: Canada - 33%; US - 41%; and International - 26% (Year-to-date: Canada - 34%, US - 42%, International - 24%). In the fourth quarter of 2000, this allocation was Canada - 35%, US - 43% and International - 22%.

Expenses

Direct expenses for the fourth quarter of 2001 were $17.1 million (56% of sales) compared to $13.5 million (49% of sales) for 2000. This resulted in a gross margin for the quarter of 44.3 percent compared to 51.4 percent in the prior year. The reduction in gross margin in the fourth quarter can be

attributed to inventory adjustments resulting from the year-end count and increased service costs.

General and administrative expenses were $6.1 million, representing 19.9% of revenues, compared to $4.6 million or 16.7% in 2000. This resulted in EBITDA of $7.5 million (24.5% of sales) compared to $9.6 million (34.6% of sales) in 2000.

Amortization expense increased to $3.5 million in 2001 from $2.4 million in the prior year. The increase relates primarily to the amortization on capital asset additions during the period and the change in the accounting of treatment of used replacement parts. These items, which are now included with capital assets were previously included with inventory.

Goodwill amortization increased to $0.6 million for the fourth quarter of 2001 compared to $0.4 million in the prior year. The increase relates to the goodwill arising from the acquisition of Northstar Drilling Systems Inc., acquired earlier in the year. In accordance with recent changes to generally accepted accounting principles, this will be the last quarter in which goodwill is amortized.

Interest expense in the quarter was $0.8 million compared to $1.0 million last year. Income tax expense was $1.1 million compared to $1.9 million, resulting from lower pre-tax earnings. The effective income tax rate for the year was 34.7% compared to 36.8% in 2000. The reduction relates primarily to the 2% reduction in the Alberta corporate tax rate and the implementation of some tax efficient corporate structures.

Net Earnings

Net earnings for the fourth quarter were $1.4 million, a decrease of 64% over the $3.9 million recorded in 2000. Earnings per share for the quarter were $0.06 on both a basic and diluted basis.

Capital Expenditures

Due to the anticipated decline in demand, the Company reduced capital expenditures during the fourth quarter of 2001. Capital expenditures during 2001 were $1.5 million compared to $8.7 million in 2000.

Recent Developments

Since the acquisition of Northstar Drilling Systems Inc., the Company has been actively involved in a capital build program and now has 17 new oil and gas BlackStar EM systems available to its customers. This capital program took longer than originally anticipated due to supplier delays and design modifications. Since acquiring Northstar, interest in these EM systems has been high as only a limited number of companies currently have access to EM technology for use in horizontal and directional drilling. NQL will make these EM systems available on both rental or sales basis to all horizontal and directional drilling service providers - a natural extension of NQL's core business of providing mud motors to these same customers. In addition to serving horizontal and directional drillers in the oil and gas industry, NQL is offering EM systems to the trenchless construction (utility) market along with mud motors currently rented to a broad base of customers. NQL plans to access its international infrastructure in place to expand EM rentals outside of Canada.

On September 30, 2001, the Company acquired all the outstanding shares of Numeric Machine Ltd., a privately owned machine shop based in Edmonton, Alberta. NQL paid $2.4 million for the shares of Numeric, funded in both cash and through the issuance of Class A Common shares. This company has now been wound up into NBJ Manufacturing Ltd. and its operations have been relocated to the Company's machining and manufacturing facility in Nisku. This acquisition will be beneficial in keeping up with the machining requirements and cost controls necessary as the Company continues to expand through acquisitions and new product lines.

Outlook

The Company plans to take a cautious approach for the upcoming year to

ensure continued stability for its worldwide group of companies. Capital expenditures will be focused on items that are necessary for the long-term growth of the Company. The Company has a number of new products that have been recently acquired or currently being developed. These include EM tools and new products such as the RTI tool and the rotary steerable tool. These new products are expected to make a meaningful contribution to financial results for 2002. We will also continue to focus on increasing utilization of existing downhole tools, particularly the Black Max motors. Our approach is based on the obvious uncertainty with respect to global economies. The Company will also continue to focus on long-term growth and look for accretive acquisitions and expansion opportunities in order to enhance shareholder value.

<<

NQL DRILLING TOOLS INC.
Consolidated Balance Sheet

(Thousands of Canadian Dollars)	December 31, 2001	December 31, 2000
ASSETS		
CURRENT ASSETS		
Cash	$ 3,725	$ 1,251
Accounts receivable	35,743	32,531
Inventory	51,118	37,257
Prepaid expenses	4,353	698
	94,939	71,737
Long-term investments	1,145	---
Future income taxes	1,818	---
Capital assets	101,840	83,508
Deferred charges	3,521	1,713
Goodwill	35,126	15,436
	$ 238,389	$ 172,394
LIABILITIES		
CURRENT LIABILITIES		
Bank indebtedness	$ 29,525	$ 23,863
Accounts payable and accrued liabilities	19,310	15,463
Income taxes payable	4,410	2,996
Current portion of long term liabilities	5,002	5,289
	58,247	47,611
Long term liabilities	17,320	10,741
Future income taxes	3,441	5,042
	79,008	63,394
SHAREHOLDERS' EQUITY		
Capital stock	108,277	75,572
Retained earnings	51,081	34,800
Cumulative translation adjustments	23	(1,372)
	159,381	109,000
	$ 238,389	$ 172,394

NQL DRILLING TOOLS INC.
Consolidated Statements of Operations

(Thousands of Canadian Dollars,
except per share figures, unaudited)

	For the Three months ended December 31, 2001 (unaudited)	For the Three months ended December 31, 2000 (unaudited)	For the Year ended December 31, 2001	For the Year ended December 31, 2000
REVENUES	$ 30,711	$ 27,716	$ 124,961	$ 87,019
Direct expenses	17,097	13,483	59,506	39,802
Income from operations	13,614	14,233	65,455	47,217
EXPENSES				
General and administrative	6,101	4,641	21,750	15,360
Amortization	3,547	2,419	12,191	8,900
	9,648	7,060	33,941	24,260
Income before interest expense	3,966	7,173	31,514	22,957
Interest expense	788	955	3,536	2,860
Income before income taxes	3,178	6,218	27,978	20,097
Income taxes				
- current	1,899	640	12,109	6,407
- future	(753)	1,256	(2,411)	998
	1,146	1,896	9,698	7,405
Income before goodwill amortization	2,032	4,322	18,280	12,692
Goodwill amortization, net of income taxes	624	379	1,999	1,104
NET INCOME	$ 1,408	$ 3,943	$ 16,281	$ 11,588
Earnings per share before goodwill amortization:				
Basic	$ 0.09	$ 0.22	$ 0.83	$ 0.67
Diluted	$ 0.09	$ 0.22	$ 0.81	$ 0.66

Earnings per share:				
Basic	$ 0.06	$ 0.20	$ 0.74	$ 0.61
Diluted	$ 0.06	$ 0.20	$ 0.73	$ 0.60
Common shares outstanding	23,607,968	19,656,067	23,607,968	19,656,067
Weighted average shares outstanding	23,594,664	19,656,067	22,113,584	18,984,187
Diluted shares outstanding	23,820,826	19,920,934	22,448,508	19,260,810

NQL DRILLING TOOLS INC.
Consolidated Statements of Retained Earnings

(Thousands of Canadian Dollars, unaudited)

	For the three months ended December 31,		For the year ended December 31,	
	2001	2000	2001	2000
	(unaudited)	(unaudited)		
Retained earnings, beginning of period	$ 49,673	$ 30,857	$ 34,800	$ 23,212
Net income for the period	1,408	3,943	16,281	11,588
Retained earnings, end of period	$ 51,081	$ 34,800	$ 51,081	$ 34,800

NQL DRILLING TOOLS INC.
Consolidated Statements of Changes in Financial Position

(Thousands of Canadian Dollars, unaudited)

	For the three months ended December 31,		For the year ended December 31,	
	2001	2000	2001	2000
	(unaudited)	(unaudited)		

OPERATING ACTIVITIES				
Income from continuing operations	$ 1,408	$ 3,943	$ 16,281	$ 11,588
Add items not requiring cash:				
Amortization	3,547	2,419	12,191	8,900
Goodwill amortization	624	379	1,999	1,104
Future income taxes	(753)	1,256	(2,411)	998
Cash flow from continuing operations	4,826	7,997	28,060	22,590
Net change in operating working capital items from continuing operations	(6,576)	(2,626)	(8,882)	(10,460)
Cash provided by operating activities	(1,750)	5,371	19,178	12,130
FINANCING ACTIVITIES				
Bank Indebtedness	46	3,706	5,411	11,494
Issuance of capital stock	5	---	32,705	10,863
Long term liabilities	7,291	(775)	1,697	11,879
Cash provided by (used in) financing activities	7,342	2,931	39,813	34,236
INVESTING ACTIVITIES				
Business acquisitions	(196)	(570)	(34,723)	(26,973)
Long-term investments	(1,145)	---	(1,145)	---
Deferred charges	(1,890)	(169)	(1,183)	(1,415)
Purchase of capital assets	(1,499)	(8,698)	(19,466)	(17,447)
Cash used in investing activities	(4,730)	(9,437)	(56,517)	(45,835)
Increase in cash	862	(1,135)	2,474	531
Cash, beginning of period	2,863	2,386	1,251	720
Cash, end of period	$ 3,725	$ 1,251	$ 3,725	$ 1,251

Supplementary cash flow information

Interest paid	$	759	$	814	$	3,581	$	2,676
Income taxes paid	$	2,776	$	806	$	10,695	$	1,993

>>

Statements in this press release relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performances or achievements of NQL to be materially different from any future results implied by such forward-looking statements. Such factors include fluctuations in the market for oil and gas related products and services, demand for products and services in the drilling industry generally, political and economic conditions in countries in which NQL does business, the ability of NQL to attract and retain key personnel, the demand for services and products provided by NQL, and other factors which are described in further detail in NQL's filings including NQL's annual reports.

NQL has scheduled a conference call for later today at 2:00PM (ET). Those wishing to participate in the conference call should dial 1-888-881-4892 (toll free North America). A replay of the conference call will be available today starting at 4:00PM (ET) through to and ending at midnight on Saturday, March 23, 2002 by dialing 1-877-289-8525. The passcode is "170379", followed by the pound key.

A live audio Webcast will be available via Canada NewsWire by entering http://www.newswire.ca/webcast/pages/NQLDrilling20020301/ in your web browser or through our website: www.nql.com. An archived version will be available as well.

THE COMPANY

NQL Drilling Tools Inc, a TSE 300 company, is an industry leader in providing downhole tools and technology used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis. NQL Drilling Tools Inc. shares are traded on the Toronto Stock Exchange under the symbol: "NQL.A".

Black Max(TM) a is a registered trademark of NQL Drilling Tools Inc.
BlackStar(TM) is a registered trademark of NQL Drilling Tools Inc.

%SEDAR: 00003534E

-0- 03/20/2002 C c2326

/For further information: Dean Livingstone, Chairman, President & CEO; Darren Stevenson, Vice President, Finance & CFO; Phone: (780) 955-8828, Fax: (780) 955-3309;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./
(NQL.A.)

CO: NQL Drilling Tools Inc.
ST: Alberta
IN: OIL
SU: ERN

-30-

CNW 19:50e 20-MAR-02

1.a. xxviii

03 NOV 10 AM 7:21

c0404
r f BC-NQL-conf-call-webcast 03-13 0250
News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
NQL Drilling Tools Inc. Conference Call and Webcast Fourth Quarter and Year-End Results 2001

TSE SYMBOL: NQL.A

NISKU, AB, March 13 /CNW/ - NQL Drilling Tools Inc. ("NQL") intends to release its fourth quarter and year-end results, period ending December 31, 2001, on Wednesday, March 20, 2002. NQL has scheduled a conference call and webcast to discuss its operating and financial results for the same day at 2:00PM(ET).

Those wishing to participate in the conference call should dial 1-888-881-4892 (toll-free North America). A replay of the conference call will be available starting 4:00PM(ET) on March 20, 2002 through to and ending at midnight on Saturday, March 23, 2002 by dialing 1-877-289-8525. The passcode is "170379", followed by the pound key.

A live audio webcast will be available via Canada NewsWire by entering http://www.newswire.ca/webcast/pages/NQLDrilling20020301/ in your web browser or through the company's website at www.nql.com. An archived version will be available as well.

NQL Drilling Tools Inc. is an industry leader in providing downhole tools and technology used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis.

NQL Drilling Tools Inc. is listed on the Toronto Stock Exchange under the symbol "NQL.A".

%SEDAR: 00003534E

-0- 03/13/2002

/For further information: Joanne Stach, Investor Relations, (780) 955-6460, e-mail: joanne.stach(at)nql.com, website: www.nql.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./
(NQL.A.)

CO: NQL Drilling Tools Inc.
ST: Alberta
IN: OIL
SU:

-30-

CNW 17:00e 13-MAR-02

1-a.XXXIX

c4708
r f BC-NQL-Drill-Q4-results 02-22 0309

03 NOV 10 AM 7:21

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
NQL Drilling Tools Inc. - Q4 and Year End 2001 Financial Results Expected to be Below Expectations

TSE SYMBOL: NQL.A

CALGARY, Feb. 22 /CNW/ - NQL Drilling Tools Inc. announces that based on our review of the results for Q4 2001, we expect quarterly and annual earnings to fall below expectations. This decrease relates primarily to inventory write-offs and increased service costs. Based on these factors, we now anticipate that the earnings for the quarter will fall within a range of $0.03 to $0.07 and $0.70 to $0.74 for the year.

We expect to release our financial results for 2001, on March 20, 2002, followed by a conference call to all interested parties.

Statements in this press release relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performances or achievements of NQL to be materially different from any future results implied by such forward-looking statements. Such factors include fluctuations in the market for oil and gas related products and services, demand for products and services in the drilling industry generally, political and economic conditions in countries in which NQL does business, the ability of NQL to attract and retain key personnel, the demand for services and products provided by NQL, and other factors which are described in further detail in NQL's filings including NQL's annual reports.

NQL Drilling Tools Inc. is listed on the Toronto Stock Exchange under the symbol "NQL.A".

%SEDAR: 00003534E

-0- 02/22/2002

/For further information: Dean Livingstone, Chairman, President & CEO, (780) 955-8828; Darren Stevenson, VP Finance & CFO, (780) 955-6460, E-mail: darren.stevenson(at)nql.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./

(NQL.A.)

CO: NQL Drilling Tools Inc.
ST: Alberta
IN: OIL
SU: ERN

-30-

CNW 19:28e 22-FEB-02

1 - 5 - 1

03 NOV 10 AM 7:21

MATERIAL CHANGE REPORT

ITEM I. **Reporting Issuer:**

NQL Drilling Tools Inc. ("**NQL**")
1507 - 4th Street
Nisku, Alberta
T9E 7M9

ITEM II. **Date of Material Change:**

October 17, 2003

ITEM III. **Press Release**

Distributed on October 16, 2003 via Canada Newswire

ITEM IV. **Summary of Material Change:**

On October 17, 2003, NQL completed the final phase of its refinancing package, which was announced in July 2003, with the closing of its rights offering. 7,100,141 Class A common shares were issued pursuant to the rights offering for gross proceeds of $22,365,444.15.

ITEM V. **Full Description of Material Change:**

On October 17, 2003, NQL completed the final phase of its refinancing package, which was announced in July 2003. The refinancing package consisted of:

(a) a short term loan from CanFund VE Investors II, L.P. ("**CanFund**") in the amount of $10.0 million under a bridge note (the "**Bridge Note**") issued on July 31, 2003. The net proceeds from the Bridge Note were used for working capital purposes;

(b) a private placement (the "**Private Placement**") of 7,963,600 Class A common shares ("**Common Shares**") in the capital of NQL to CanFund and Lime Rock Partners II, L.P. ("**Lime Rock**") for gross proceeds of $25,000,290. The net proceeds of the Private Placement, which closed on September 2, 2003, were used as follows:

   (i) $21.5 million was used to repay amounts owing under NQL's non-revolving bridge loan facility (the "**Bridge Facility**") with a syndicate of lenders; and

   (ii) $2,000,000 was retained for working capital purposes; and

(c) a rights offering (the "**Rights Offering**") for 7,100,141 Common Shares which closed on October 17, 2003. The Rights Offering was oversubscribed, thus there was no requirement to call on CanFund to exercise rights pursuant to its stand-by commitment agreement with NQL and there was no requirement to proceed with the contingency private placement with CanFund and Lime Rock (which was to occur only in the event the Rights Offering did not close or was not fully subscribed). Total gross proceeds raised from the Rights Offering were $22,365,444.15. The net proceeds from the Rights Offering were used as follows:

   (i) $4,000,000 was used to repay a portion of the principal amount of the funds advanced by CanFund under the Bridge Note;

(ii) $9,500,000 was used to repay amounts owing under the Bridge Facility; and

(iii) $8,000,000 of the net proceeds was retained for working capital purposes.

ITEM VI. **Confidentiality:**

This filing is not being made on a confidential basis.

ITEM VII. **Omitted Information:**

None.

ITEM VIII. **Senior Officer:**

To obtain further information, contact Dean Livingstone, President and Chief Executive Officer or Kevin Nugent, Vice President and Chief Financial Officer at:

Telephone: (780) 955-8828.

ITEM IX. **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred to herein.

DATED at Nisku, Alberta, this 27th day of October 2003.

NQL DRILLING TOOLS INC.

By: *"Witold Gutter"*
Name: Witold Gutter

881746_3

1-6-ii

03 NOV 10 AM 7:21

FORM 27

MATERIAL CHANGE REPORT UNDER SECTION 146(1) OF THE *SECURITIES ACT*

ITEM 1. Reporting Issuer:

NQL Drilling Tools Inc. ("**NQL**")
1507 - 4th Street
Nisku, Alberta
T9E 7M9

ITEM 2. Date of Material Change:

September 2, 2003

ITEM 3. News Release

Distributed on September 2, 2003 via Canada Newswire

ITEM 4. Summary of Material Change:

Private placement of an aggregate 7,936,600 Class "A" common shares.

Appointment of John Clarkson and Thomas R. Bates, Jr. as directors.

ITEM 5. Full Description of Material Change:

On September 2, 2003, following the approval of NQL's shareholders at a special meeting held on September 2, 2003, NQL issued 6,349,300 Class "A" common shares to Lime Rock Partners II, L.P. ("**Lime Rock**") and 1,587,300 Class "A" common shares to CanFund VE Investors II, L.P. on a private placement basis at a price of $3.15 per share for total gross proceeds of approximately $25 million. NQL will use the net proceeds of the private placement to repay more than $20 million of its $34.6 million bridge loan facility with its Canadian senior bank lenders, while retaining $2 million for working capital purposes.

In connection with the completion of the private placement and pursuant to a written resolution of the directors of NQL, Thomas R. Bates, Jr. and John Clarkson (both nominees of Lime Rock) were appointed to the board of directors of NQL, joining R. Tim Swinton (Chairman), Dean Livingstone, Bruce R. Libin, Derek Martin and Glen Roane as directors of NQL.

ITEM 6. Reliance on Section 146(2) of the *Securities Act*:

This filing is not being made in reliance on section 146(2) of the *Securities Act*.

ITEM 7. Omitted Information:

None.

ITEM 8. Senior Officer:

To obtain further information, contact Dean Livingstone, President and Chief Executive Officer or Witold Gutter, Vice President and Secretary at:

Telephone: (780) 955-8828.

ITEM 9. **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred to herein.

DATED at Nisku, Alberta, this 5th day of September 2003.

NQL DRILLING TOOLS INC.

By: *"Witold Gutter"*
Name: Witold Gutter

839800_1

1.b.iii

03 NOV 10 AM 7:21

MATERIAL CHANGE REPORT

ITEM I. **Reporting Issuer:**

NQL Drilling Tools Inc. ("**NQL**")
1507 - 4th Street
Nisku, Alberta
T9E 7M9

ITEM II. **Date of Material Change:**

August 12, 2003

ITEM III. **Press Release**

Distributed on August 12, 2003 via Canada Newswire

ITEM IV. **Summary of Material Change:**

Appointment of Kevin L. Nugent as Vice President, Finance and Chief Financial Officer of NQL.

ITEM V. **Full Description of Material Change:**

Kevin L. Nugent, C.A., has accepted an appointment as Vice President, Finance and Chief Financial Officer for NQL. Mr. Nugent will be assuming his responsibilities with NQL effective September 1, 2003.

ITEM VI. **Confidentiality:**

This filing is not being made on a confidential basis.

ITEM VII. **Omitted Information:**

None.

ITEM VIII. **Senior Officer:**

To obtain further information, contact Dean Livingstone, President and Chief Executive Officer or Witold Gutter, Vice President and Secretary at:

Telephone: (780) 955-8828.

ITEM IX. **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred to herein.

DATED at Nisku, Alberta, this 18th day of August 2003.

NQL DRILLING TOOLS INC.

By: *"Witold Gutter"*
Name: Witold Gutter

828685_1

1.b.iv

MATERIAL CHANGE REPORT

ITEM I. **Reporting Issuer:**

NQL Drilling Tools Inc. ("**NQL**")
1507 - 4th Street
Nisku, Alberta
T9E 7M9

ITEM II. **Date of Material Change:**

July 1 and July 7, 2003

ITEM III. **Press Release**

Distributed on July 2 and July 8, 2003 via Canada Newswire

ITEM IV. **Summary of Material Change:**

NQL has entered into a term sheet for a short-term loan (the "**Short-Term Loan**") in the amount of $10.0 million with CanFund VE Investors II, LP ("**CanFund**"). This short-term loan, which is expected to close on July 21, 2003, will be subordinated to NQL's existing indebtedness and will be repaid from the proceeds of the rights offering.

In addition, NQL intends subject to certain conditions, to:

1. issue, by way of a private placement, (a) 6,349,300 common shares of NQL (a "**Common Share**") to Lime Rock Partners II, LP ("**Lime Rock**") and (b) 1,587,300 Common Shares to Canfund, at a price of $3.15 per share, for aggregate gross proceeds of approximately $25.0 million (the "**Private Placement**"); and

2. complete a rights offering (the "**Rights Offering**") to all holders of Common Shares (the "**Shareholders**") whereby each Shareholder will receive one right for each Common Share held. The Shareholders will be entitled to purchase one Common Share for every five rights held at an exercise price of $3.15 per Common Share. If fully subscribed, the rights offering will raise gross proceeds of approximately $22.4 million. CanFund has agreed to exercise all rights issued to it and has provided a standby commitment (the "**Standby Commitment**")whereby it will acquire all of the Common Shares not acquired through the exercise of rights by other Shareholders. In the event that the rights offering does not close or is not fully subscribed, each of Lime Rock and Canfund have agreed, subject to certain conditions, to provide up to $10 million in subordinated debt to NQL (for total subordinated debt of $20 million). The subordinated debt will only be drawn to the extent the rights offering in not fully subscribed.

ITEM V. **Full Description of Material Change:**

On July 7, 2003, NQL entered into a term sheet respecting the Short Term Loan in the principal amount of $10.0 million, to be provided by CanFund, in order to ensure that its operations are not adversely affected during the time period required to complete the Private Placement and the Rights Offering. The Short Term Loan will be subordinated to NQL's existing indebtedness with its senior banking lenders and will be repaid from the proceeds of the Rights Offering. The closing of the Short Term Loan is expected to

occur on July 21, 2003 and is subject to certain conditions, including completion of definitive documentation and appropriate arrangements with NQL's senior banking lenders.

The purpose of the Short Term Loan is to provide NQL with the liquidity to pay approximately $7.5 million of accounts payable, plus other corporate payments in arrears, which NQL's current senior banking facilities do not support.

On July 1, 2003, NQL entered into a private placement financing arrangement for the Private Placement with CanFund, a current shareholder of NQL and Lime Rock, whereby NQL will issue 6,349,300 common shares of NQL to Lime Rock and 1,587,300 Common Shares to CanFund, at a price of $3.15 per share, for gross proceeds of approximately $25.0 million. The Private Placement is subject to certain conditions, including completion of due diligence, agreement with NQL's bankers, completion of definitive documentation and regulatory and shareholder approval.

After completion of the Private Placement, NQL intends, subject to regulatory and shareholder approval, to complete the Rights Offering, whereby each Shareholder will be issued one right for each Common Share held at a record date to be determined. Each Shareholder will be entitled to purchase one Common Share for every five rights held at an exercise price of $3.15 per Common Share. If fully subscribed, the Rights Offering will raise gross proceeds of approximately $22.4 million. The Rights Offering is expected to close late in September 2003.

CanFund has agreed to exercise all rights issued to it and has provided the Standby Commitment whereby, subject to certain limitations, it will acquire all Common Shares not acquired through the exercise of rights by other Shareholders. As a contingency, should the Rights Offering not close or be fully subscribed for any reason, NQL has also arranged for a $20.0 million subordinated debt private placement, with $10.0 million to be provided by each of Lime Rock and CanFund. The subordinated debt will only be drawn to the extent the Rights Offering is not fully subscribed.

The Private Placement, the Rights Offering and the Standby Commitment, will generate gross proceeds in excess of $47 million and NQL will have 42,582,844 Common Shares issued and outstanding. The net proceeds from these financings will be used to (i) repay a bridge loan facility in the principal amount of $34.6 million provided by NQL's senior banking lenders, (ii) to repay the Short Term Loan and (iii) to provide working capital.
The Private Placement and Rights Offering are subject to the waiver of NQL's shareholder protection rights plan. Such waiver requires approval of the Shareholders, which will be sought at a shareholder meeting to be held as soon as practicable. The board of directors of NQL have extended the separation time for the rights issued under its shareholder protection rights plan to the date which is 10 business days following the date of such shareholder meeting.

On closing of the Private Placement financing, two nominees of Lime Rock will be appointed to the NQL's board of directors.

NQL has agreed to pay a non-completion fee of $4.5 million if the Private Placement is not completed in certain circumstances.

ITEM VI. Confidentiality:

This filing is not being made on a confidential basis.

ITEM VII. Omitted Information:

None.

ITEM VIII. Senior Officer:

To obtain further information, contact Dean Livingstone, President and Chief Executive Officer or Darren Stevenson, Vice President and Chief Financial Officer at:

Telephone: (780) 955-8828.

ITEM IX. Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at Nisku, Alberta, this 10th day of July 2003.

NQL DRILLING TOOLS INC.

By: *"Witold Gutter"*
Name: Witold Gutter

803382_3.DOC

1.b.i.

03 NOV 10 AM 7:21

MATERIAL CHANGE REPORT

ITEM I. **Reporting Issuer:**

NQL Drilling Tools Inc. ("NQL")
1507 - 4th Street
Nisku, Alberta
T9E 7M9

ITEM II. **Date of Material Change:**

June 26, 2003

ITEM III. **Press Release:**

Distributed on June 27, 2003 via Canada Newswire

ITEM IV. **Summary of Material Change:**

Election of R. Tim Swinton, Bruce R. Libin, Q.C, and Glen D. Roane to the board of directors of NQL. Mr. Swinton has also been appointed as the Chair of the board.

ITEM V. **Full Description of Material Change:**

At a shareholders' meeting held on June 26, 2003, three new directors, R. Tim Swinton, Bruce R. Libin, Q.C. and Glen D. Roane, were elected to the five member board of directors of NQL Drilling Tools Ltd. The board of directors of NQL also includes two continuing directors, Dean Livingstone and Derek Martin. Mr. Swinton has been appointed as Chairman of the Board. Mr. Livingstone will continue as CEO and President of NQL.

ITEM VI. **Confidentiality:**

This filing is not being made on a confidential basis.

ITEM VII. **Omitted Information:**

None.

ITEM VIII. **Senior Officer:**

To obtain further information, contact Dean Livingstone, President and Chief Executive Officer or Darren Stevenson, Vice President and Chief Financial Officer at:

Telephone: (780) 955-8828.

ITEM IX. Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at Calgary, Alberta, this 4th day of July, 2003.

NQL DRILLING TOOLS INC.

By: signed "*Witold Gutter*"
Witold Gutter

1.b.vi

BC FORM 53-901F (Previously Form 27) *Securities Act* (British Columbia)
FORM 27 *Securities Act* (Alberta) Under Section 146(1) of the Securities Act
FORM 27 *Securities Act* (Ontario) Under Section 75(2) of the Act
FORM 27 *Securities Act* (Nova Scotia) Under Section 81(2) of the Act

MATERIAL CHANGE REPORT

ITEM 1 REPORTING ISSUER

NQL Drilling Tools Inc.
1507 - 4th Street
Nisku, Alberta T9E 7T8

ITEM 2 DATE OF MATERIAL CHANGE

April 10, 2003

ITEM 3 PRESS RELEASE

The Issuer issued a press release under the date of April 10, 2003

ITEM 4 & 5 SUMMARY/ FULL DESCRIPTION OF MATERIAL CHANGE:

NQL Drilling Tools Inc. obtained an extension of its credit facilities to May 5, 2003.

ITEM 6 RELIANCE ON SECTION 85(2) OF THE *SECURITIES ACT* (BRITISH COLUMBIA), 146(2) OF THE *SECURITIES ACT* (ALBERTA), 75(3) OF THE *SECURITIES ACT* (ONTARIO), OR 81(3) OF THE *SECURITIES ACT* (NOVA SCOTIA)

N/A - This report is not being filed on a confidential basis.

ITEM 7 OMITTED INFORMATION

N/A

ITEM 8 SENIOR OFFICERS

To obtain further information, contact Dean Livingstone, President and Chief Executive Officer or Darren Stevenson, Vice President and Chief Financial Officer at (780) 955-8828.

ITEM 9 STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C. this 14th day of April, 2003.

"Michael Kennedy"

Michael P. Kennedy / Director

l.b.viii

03 NOV 10 AM 7:21

BC FORM 53-901F (Previously Form 27) *Securities Act* (British Columbia)
FORM 27 *Securities Act* (Alberta) Under Section 146(1) of the Securities Act
FORM 27 *Securities Act* (Ontario) Under Section 75(2) of the Act
FORM 27 *Securities Act* (Nova Scotia) Under Section 81(2) of the Act

MATERIAL CHANGE REPORT

ITEM 1 REPORTING ISSUER

NQL Drilling Tools Inc.
1507 - 4th Street
Nisku, Alberta T9E 7T8

ITEM 2 DATE OF MATERIAL CHANGE

April 7, 2003

ITEM 3 PRESS RELEASE

The Issuer issued a press release under the date of April 7, 2003

ITEM 4 SUMMARY OF MATERIAL CHANGE:

NQL Drilling Tools Inc. (the "Company") expects a loss per share for the fourth quarter of 2002 in the range of $0.06 to $0.10 and a loss per share for the year ended December 31, 2002 in the range of $0.21 to $0.25.

The Company has changed the manner in which it translates the results of certain of its foreign subsidiaries and has also made other changes surrounding the accounting for future income taxes with respect to the assigned value of certain assets in connection with the acquisitions of CanFish Services Inc. and P&T Servicios Petroleros, C.A. These changes will impact the Company's results of operations in the areas of foreign exchange gains and losses and to a lesser extent, direct expenses, future income tax expense and certain balance sheet items. As a result of these changes, the Company plans to restate its financial statements for 2001 and 2000. These changes will also will impact the financial results previously released for the first nine months of 2002.

The Company also announced that it is presently in violation of its profit-based covenants under the terms of its current financing arrangements and that the Company's bankers continue to work with management on restructuring its debt facilities and have extended the bridge loan to April 9, 2003.

ITEM 5 FULL DESCRIPTION OF MATERIAL CHANGE:

See attached news release for a full description of the material change.

ITEM 6 RELIANCE ON SECTION 85(2) OF THE *SECURITIES ACT* (BRITISH COLUMBIA), 146(2) OF THE *SECURITIES ACT* (ALBERTA), 75(3) OF THE *SECURITIES ACT* (ONTARIO), OR 81(3) OF THE *SECURITIES ACT* (NOVA SCOTIA)

N/A - This report is not being filed on a confidential basis.

ITEM 7 OMITTED INFORMATION

N/A

ITEM 8 SENIOR OFFICERS

To obtain further information, contact Dean Livingstone, President and Chief Executive Officer or Darren Stevenson, Vice President and Chief Financial Officer at (780) 955-8828.

ITEM 9 STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C. this 10th day of April, 2003.

"Michael Kennedy"

Michael P. Kennedy / Director

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
NQL Drilling Tools Inc. Announces Preliminary 2002 Financial Results To Be Below Expectations And Also Announces Its Intention To Restate 2001 And 2000 Financial Results.

NISKU, AB, April 7 /CNW/ -

2002 Preliminary Financial Results

NQL Drilling Tools Inc. ("NQL" or the "Company") today announces that it expects a loss per share for the fourth quarter of 2002 in the range of $0.06 to $0.10. The Company also expects a loss per share for the year ended December 31, 2002, in the range of $0.21 to $0.25. NQL expects EBITDA(1) for the fourth quarter and the full year ended December 31, 2002 to be approximately $4 and $12 million, respectively.

NQL's preliminary 2002 financial results were affected by a slower than expected start to the Canadian winter drilling season while financial results of its international operations were negatively impacted by ongoing geopolitical uncertainty.

Restatement of Historical Financial Results

The Company has changed the manner in which it translates the results of certain of its foreign subsidiaries. Historically, the Company translated the financial statements of these subsidiaries from the local currency directly to the Canadian Dollar using the current rate method of accounting. However, as most of their activities are conducted in US dollars, the Company and its advisors have determined that the US Dollar better reflects the currency exposure of these foreign operations. Therefore, the operations of these subsidiaries are now translated first from the local currency to the functional currency (US currency) using the temporal method of accounting and then from the US Dollar to the Canadian Dollar using the current rate method. The subsidiaries affected by this change include companies in Venezuela, Bolivia, Argentina and Mexico. The Company has also made other changes surrounding the accounting for future income taxes with respect to the assigned value of certain assets in connection with the acquisition of CanFish Services Inc. and P&T Servicios Petroleros, C.A.

These changes will impact the Company's results of operations in the areas of foreign exchange gains and losses and to a lesser extent, direct expenses and future income tax expense. These changes will also impact certain balance sheet items such as inventory, capital assets, future income tax liabilities, retained earnings and cumulative translation adjustments.

As a result of the changes highlighted above, the Company plans to restate its financial statements for 2001 and 2000. As well, these changes are expected to impact the financial results previously released for the first nine months of 2002.

The Company continues to work with its auditors to complete the 2002 audit and expects to release its fourth quarter and year ended December 31, 2002 financial results during the week of May 5, 2003.

Update on Financing Arrangements

Under the terms of its current financing arrangements the Company is subject to various financial covenants. Due to the aforementioned factors, the Company is presently in violation of its profit-based covenants. The Company's bankers continue to work with management on restructuring its debt facilities and have extended the bridge loan to April 9, 2003.

The Company has appointed a Special Committee of the Board of Directors having as its mandate to work with management and its financial advisors to explore refinancing alternatives and to resolve issues relating to the Company's bridge financing.

Update on First Quarter 2003 Activity

While Canadian operations have performed slightly ahead of expectations, ongoing geopolitical uncertainty continues to affect the Company's operations in other areas of the world. The Company expects to report revenues for the first quarter of 2003 in the range of $32 to $35 million and loss per share in the range of $0.05 to $0.10. NQL expects to report EBITDA for the first quarter in the range of $4.5 to $6.5 million. However, sequential monthly results indicate that the international market is improving and notwithstanding the seasonal slowdown for the second quarter of the Canadian drilling operations, the outlook for Canada remains extremely positive. As a consequence, the Company expects to be profitable for 2003.

(1) EBITDA is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that EBITDA is a useful supplemental measure as it provides an indication of earnings before interest, taxes, depreciation and amortization. Investors should be cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of NQL's performance. NQL's method of calculating EBITDA may differ from other companies and accordingly may not be comparable to measures used by other companies.

Statements in this press release relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performances or achievements of NQL to be materially different from any future results implied by such forward-looking statements. Such factors include fluctuations in the market for oil and gas related products and services, demand for products and services in the drilling industry generally, political and economic conditions in countries in which NQL does business, the ability of NQL to attract and retain key personnel, the demand for services and products provided by NQL, and other factors which are described in further detail in NQL's filings including NQL's annual reports.

NQL Drilling Tools Inc. is an industry leader in providing downhole tools, technology and services used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis.

NQL Drilling Tools Inc. shares are traded on the Toronto Stock Exchange under the symbol "NQL.A".

%SEDAR: 00003534E

/For further information: Dean Livingstone, President and CEO, Telephone: (780) 955-8828, Facsimile: (780) 955-3309 or Darren Stevenson, VP Finance & CFO, Telephone: (780) 955-8828, Facsimile: (780) 955-3309;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./

(NQL.A.)

CO: NQL Drilling Tools Inc.

CNW 13:10e 07-APR-03

BC FORM 53-901F (Previously Form 27) *Securities Act* (British Columbia)
FORM 27 *Securities Act* (Alberta) Under Section 146(1) of the Securities Act
FORM 27 *Securities Act* (Ontario) Under Section 75(2) of the Act
FORM 27 *Securities Act* (Nova Scotia) Under Section 81(2) of the Act

MATERIAL CHANGE REPORT

ITEM 1 REPORTING ISSUER

NQL Drilling Tools Inc.
1507 - 4th Street
Nisku, Alberta T9E 7T8

ITEM 2 DATE OF MATERIAL CHANGE

December 2, 2002

ITEM 3 PRESS RELEASE

The Issuer issued a press release under the date of December 2, 2002

ITEM 4 & ITEM 5 SUMMARY/FULL DESCRIPTION OF MATERIAL CHANGE:

The Issuer has entered into an agreement with Sprott Securities Inc. ("Sprott") for Sprott to act as lead underwriter for a syndicate under a bought deal basis in respect to the sale of 3,000,000 common shares of the Company at a price of $7.15 per share with gross proceeds totalling $21,450,000. The agreement also provides for an Over-Allotment Option of a maximum of 450,000 shares at a price of $7.15 per share. Closing, which is subject to regulatory approval, is expected to occur on December 20, 2002. The net proceeds from the share issue will be used to reduce debt.

ITEM 6 RELIANCE ON SECTION 85(2) OF THE *SECURITIES ACT* (BRITISH COLUMBIA), 146(2) OF THE *SECURITIES ACT* (ALBERTA), 75(3) OF THE *SECURITIES ACT* (ONTARIO), OR 81(3) OF THE *SECURITIES ACT* (NOVA SCOTIA)

N/A - This report is not being filed on a confidential basis.

ITEM 7 OMITTED INFORMATION

N/A

ITEM 8 SENIOR OFFICERS

To obtain further information, contact Dean Livingstone, President and Chief Executive Officer or Darren Stevenson, Vice President and Chief Financial Officer at (780) 955-8828.

ITEM 9 STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C. this 11th day of December, 2002.

"Michael Kennedy"

Michael P. Kennedy / Director

ANFIELD
SUJIR
KENNEDY
& DURNO

BARRISTERS & SOLICITORS

1600 - 609 GRANVILLE STREET
P.O. BOX 10068 PACIFIC CENTRE
VANCOUVER, B.C. V7Y 1C3

TELEPHONE: (604) 669-1322
FACSIMILE: (604) 669-3877

REPLY TO THE ATTENTION OF: Michael Kennedy
E-MAIL: mkennedy@askdlaw.com

OUR FILE NUMBER: MK/6329

December 11, 2002

VIA: SEDAR

Commision des valeurs mobilières du Québec
800, Victoria Square, 22nd floor
Postal Box 246, Stock Exchange Tower
Montreal , Quebec H4Z 1G3

Attention: Statutory Filings

Dear Sirs/Mesdames:

Re: NQL Drilling Tools Inc. (the "Company")

We enclose herewith a news release as disseminated pursuant to Section 73 of the *Securities Act* (Quebec) together with the requisite filing fee in the amount of $100.

Yours truly,

ANFIELD SUJIR KENNEDY & DURNO

per:

"Michael Kennedy"

Michael Kennedy

MK/ro
Enclosures

A/006329000/16423.1

PRESS RELEASE

December 2, 2002 Symbol: NQL.A - TSE

NQL DRILLING TOOLS INC.

Announces Offering of Common Shares on a Bought Deal Basis

For Immediate Release

NQL Drilling Tools Inc. ("NQL" or the Company") announces that Sprott Securities Inc. agreed to act as lead underwriter for a syndicate under a bought deal basis in respect to the sale of 3,000,000 common shares of the Company at a price of $7.15 per share with gross proceeds totaling $21,450,000 . The agreement also provides for an Over-Allotment Option of a maximum of 450,000 shares at a price of $7.15 per share. Closing, which is subject to regulatory approval, is expected to occur on December 20, 2002.

The net proceeds from the share issue will be used to reduce debt.

For further information please contact:

Dean Livingstone, President and CEO
1507 - 4th Street
Nisku, Alberta, T9E 7M9
Telephone: (780) 955-8828
Facsimile: (780) 955-3309

or Darren Stevenson, VP Finance & CFO
1507 - 4th Street
Nisku, Alberta, T9E 7M9
Telephone: (780) 955-8828
Facsimile: (780) 955-3309

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

NQL Drilling Tools Inc. shares are traded on the Toronto Stock Exchange under the symbol "NQL.A".

THE COMPANY

NQL Drilling Tools Inc. is an industry leader in providing downhole tools and technology used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The common shares offered will not be or have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration, or an applicable exemption from the registration requirements of such Act. Not for distribution to US News Wire Services or for dissemination in the United States.

1.b.ix

03 NOV 10 AM 7:21

BC FORM 53-901F (Previously Form 27) *Securities Act* (British Columbia)
FORM 27 *Securities Act* (Alberta) Under Section 146(1) of the Securities Act
FORM 27 *Securities Act* (Ontario) Under Section 75(2) of the Act
FORM 27 *Securities Act* (Nova Scotia) Under Section 81(2) of the Act

MATERIAL CHANGE REPORT

ITEM 1 REPORTING ISSUER

NQL Drilling Tools Inc.
1507 - 4th Street
Nisku, Alberta T9E 7T8

ITEM 2 DATE OF MATERIAL CHANGE

August 29, 2002

ITEM 3 PRESS RELEASE

The Issuer issued a press release under the date of August 29, 2002

ITEM 4 & ITEM 5 SUMMARY/FULL DESCRIPTION OF MATERIAL CHANGE:

The Issuer closed the U.S.$37.0 million acquisition of Houston, Texas-based Diamond Products International, Inc. ("DPI").

DPI will continue to operate as a stand-alone unit with existing management and employees remaining with the company, under the direction of its president, Bob Iversen.

Concurrent with the closing of the transaction, the Issuer established a CND$53.0 million Bridge facility with its existing banking syndicate while it continues to explore alternate financing options.

Sprott Securities Inc. acted as financial advisor to the Issuer with respect to this transaction.

ITEM 6 RELIANCE ON SECTION 85(2) OF THE *SECURITIES ACT* (BRITISH COLUMBIA), 146(2) OF THE *SECURITIES ACT* (ALBERTA), 75(3) OF THE *SECURITIES ACT* (ONTARIO), OR 81(3) OF THE *SECURITIES ACT* (NOVA SCOTIA)

N/A - This report is not being filed on a confidential basis.

ITEM 7 OMITTED INFORMATION

N/A

ITEM 8 SENIOR OFFICERS

To obtain further information, contact Dean Livingstone, President and Chief Executive Officer or Darren Stevenson, Vice President and Chief Financial Officer at (780) 955-8828.

ITEM 9 STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C. this 30th day of August, 2002.

"Michael Kennedy"
Michael P. Kennedy / Director

1.b.x

BC FORM 53-901F (Previously Form 27) *Securities Act* (British Columbia)
FORM 27 *Securities Act* (Alberta) Under Section 146(1) of the Securities Act
FORM 27 *Securities Act* (Ontario) Under Section 75(2) of the Act
FORM 27 *Securities Act* (Nova Scotia) Under Section 81(2) of the Act

03 NOV 10 AM 7:21

MATERIAL CHANGE REPORT

ITEM 1 REPORTING ISSUER

NQL Drilling Tools Inc.
1507 - 4th Street
Nisku, Alberta T9E 7T8

ITEM 2 DATE OF MATERIAL CHANGE

August 18, 2002

ITEM 3 PRESS RELEASE

The Issuer issued a press release under the date of August 18, 2002

ITEM 4 & ITEM 5 SUMMARY/FULL DESCRIPTION OF MATERIAL CHANGE:

See attached news release.

ITEM 6 RELIANCE ON SECTION 85(2) OF THE *SECURITIES ACT* (BRITISH COLUMBIA), 146(2) OF THE *SECURITIES ACT* (ALBERTA), 75(3) OF THE *SECURITIES ACT* (ONTARIO), OR 81(3) OF THE *SECURITIES ACT* (NOVA SCOTIA)

N/A - This report is not being filed on a confidential basis.

ITEM 7 OMITTED INFORMATION

N/A

ITEM 8 SENIOR OFFICERS

To obtain further information, contact Dean Livingstone, President and Chief Executive Officer or Darren Stevenson, Vice President and Chief Financial Officer at (780) 955-8828.

ITEM 9 STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C. this 19th day of August, 2002.

"Michael Kennedy"

Michael P. Kennedy / Director

A/006329000/14344.1

NQL DRILLING TOOLS INC.
1507 4th Street
Nisku, Alberta
Canada T9E 7M9
e-mail: blackmax@nql.com
www.nql.com

PRESS RELEASE

NQL DRILLING TOOLS INC. ADJUSTS INVENTORY VALUES

NISKU, August 18, 2002 /CNW/ - NQL Drilling Tools Inc. ("NQL") announces that it will reduce inventory values to better reflect costs of inventory machined inhouse through its NBJ manufacturing division. Generally accepted accounting principles ("GAAP") require that, on a consolidated basis, all intercorporate gains be eliminated.

NQL had previously presented its procedures to record inventory in accordance with GAAP to its auditors. However, an internal review of these procedures resulted in NQL management determining that some intercorporate gains remained in internally machined inventory values. The majority of the adjustments result from procedures previously adopted by NQL in conjunction with its auditors that did not recognize the improved manufacturing efficiencies realized by NQL since its acquisition of NBJ. This resulted in a profit elimination that did not recognize the improved internal margin associated with these efficiencies.

As a result, NQL will reduce inventory values as at December 31, 2001 from $51.1 million to approximately $45.5 million. This adjustment will also result in future tax liabilities being reduced from $3.4 million to approximately $1.4 million. Net income for fiscal 2001 will be reduced to approximately $15.3 million from $16.3 million. Diluted earnings per share will be reduced from $0.725 to approximately $0.68. EBITDA will be adjusted from $43.7 million to approximately $42.2 million. Retained earnings will be reduced from $51.1 million to approximately $47.5 million. The resultant book value of NQL as at December 31, 2001 will be approximately $156 million.

Trailing 12 month earnings are expected to be reduced by approximately $0.02 for the period ending June 30, 2002.

Revised financial statements for the year ended December 31, 2001 along with comparative financial statements for the year ended December 31, 2000 and the sixteen months ended December 31,1999 will be filed upon NQL's former auditors completing their audit of the proposed adjustments. It is expected that this will be completed by August 23, 2002.

These adjustments will also delay the release of the second quarter financial results originally scheduled for August 21 to August 23, 2002.

NQL Drilling Tools Inc. is an industry leader in providing downhole tools and technology used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis.

NQL shares are traded on The Toronto Stock Exchange ("TSE") under the symbol: "NQL.A".

NQL Drilling Tools Inc.
Dean Livingstone, President & CEO
Darren Stevenson, Vice President & CFO
Tel: (780) 955-8828

1.b.xi

BC FORM 53-901F (Previously Form 27) *Securities Act* (British Columbia)
FORM 27 *Securities Act* (Alberta) Under Section 146(1) of the Securities Act
FORM 27 *Securities Act* (Ontario) Under Section 75(2) of the Act
FORM 27 *Securities Act* (Nova Scotia) Under Section 81(2) of the Act

MATERIAL CHANGE REPORT

ITEM 1 REPORTING ISSUER

NQL Drilling Tools Inc.
1507 - 4th Street
Nisku, Alberta T9E 7T8

ITEM 2 DATE OF MATERIAL CHANGE

June 10, 2002

ITEM 3 PRESS RELEASE

The Issuer issued a press release under the date of June 10, 2002

ITEM 4 & ITEM 5 SUMMARY/FULL DESCRIPTION OF MATERIAL CHANGE:

See attached news release.

ITEM 6 RELIANCE ON SECTION 85(2) OF THE *SECURITIES ACT* (BRITISH COLUMBIA), 146(2) OF THE *SECURITIES ACT* (ALBERTA), 75(3) OF THE *SECURITIES ACT* (ONTARIO), OR 81(3) OF THE *SECURITIES ACT* (NOVA SCOTIA)

N/A - This report is not being filed on a confidential basis.

ITEM 7 OMITTED INFORMATION

N/A

ITEM 8 SENIOR OFFICERS

To obtain further information, contact Dean Livingstone, President and Chief Executive Officer or Darren Stevenson, Vice President and Chief Financial Officer at (780) 955-8828.

ITEM 9 STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C. this 14th day of June, 2002.

"Michael Kennedy"

Michael P. Kennedy / Director

A/006329000/13199.1

NQL DRILLING TOOLS INC.
1507 4th Street
Nisku, Alberta
Canada T9E 7M9
e-mail: blackmax@nql.com
www.nql.com

PRESS RELEASE

NQL DRILLING TOOLS INC. ENTERS INTO LETTER OF INTENT FOR STRATEGIC TRANSACTION WITH DIAMOND PRODUCTS INTERNATIONAL, INC.

NISKU, June 10, 2002 /CNW/ - NQL Drilling Tools Inc. ("NQL") and Diamond Products International, Inc. ("DPI") are pleased to announce that they have entered into a Letter of Intent regarding a business combination, which when completed will result in the merger of DPI's leading polycrystalline diamond compact ("PDC") drill bit design and manufacturing business with NQL's existing operations. The total value of the acquisition, including the assumption of debt will be U.S.$37.0 million.

Under terms of the Letter of Intent, the transaction will be paid for through a combination of cash and NQL common shares subject to a maximum of 750,000 NQL shares being issued to holders of DPI common shares. The transaction is expected to be completed by the end of August 2002 and is subject to certain conditions, including board approval, regulatory approval and completion of due diligence. As well, the Letter of Intent contains customary non-solicitation provisions.

NQL is presently in discussions with lenders regarding the financing of this transaction and expects these negotiations to close concurrently with the completion of the DPI transaction.

"We are delighted to have the opportunity to combine DPI's technically focused PDC drill bit business with our industry leading downhole tool offerings and look forward to working with DPI's existing management and employees on growing the two companies" Dean Livingstone, President of NQL commented. "This transaction will provide further international growth opportunities along with substantial inroads into the Expandable Tubulars and deep water markets for us and is consistent with our stated objective of acquiring complementary products for supply to our customers."

The acquisition is expected to be accretive in both 2002 and 2003 and will provide NQL with:

- Complementary product offerings with further opportunities through the combination of DPI's drill bits with NQL's Black Max mud motor and rotary steerable offerings;
- Incremental international and deep drilling exposure;
- A proven management team in both domestic and international markets; and

- An increased customer base.

Sprott Securities Inc. acted as financial advisor to NQL with respect to this transaction.

NQL Drilling Tools Inc. is an industry leader in providing downhole tools and technology used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis.

NQL shares are traded on The Toronto Stock Exchange ("TSE") under the symbol: "NQL.A".

NQL Drilling Tools Inc.
Dean Livingstone, President & CEO
Darren Stevenson, Vice President & CFO
Tel: (780) 955-8828

1 · C - 1

03 NOV 10 AM 7:27

NQL DRILLING TOOLS INC.

REPORT TO SHAREHOLDERS

NQL announces a second quarter loss of $42.1 million ($1.53 per share), which includes $39.3 million in charges, net of $2.0 million in income taxes, for which a comparable amount was not incurred in the prior year. These costs include additional professional fees, interest and other expenses and non-cash provisions relating to goodwill and deferred charge impairments. Excluding these charges, the Company lost $2.8 million ($0.10 per share) compared to a net loss in the prior year of $2.3 million ($0.10 per share).

INTRODUCTION

Significant changes have occurred with the Company since its last quarterly report was issued. At the Company's June 26th Annual General Meeting, a change in the composition of the Board of Directors occurred. Three new directors, R. Tim Swinton, Bruce R. Libin, and Glen D. Roane were elected to the Company's Board. This change was made as a result of the former board and management recognizing the Company, including its financial and operating condition, had evolved to a point where additional skill sets were desirable to ensure the on-going profitability of the Company and to improve the Company's balance sheet and the prospect for increases in shareholders' value, and that a change in the composition of the board of directors was desirable. In arriving at this determination, the board of directors took into account input and commentary received from various significant shareholders of the Company, including CanFund VE Investors II, L.P. ("CanFund"), who were strongly advocating a change of the board of directors at the Company's annual shareholders' meeting. These new directors come to the Company with the necessary skill sets and experience to provide guidance and assistance in this regard.

Due to the Company's financial situation, it became apparent to the new board very quickly that a comprehensive refinancing plan was necessary to provide for the stability of the Company. Therefore, the Company has entered into arrangements for a proposed refinancing package with CanFund and Lime Rock Partners II, L.P. ("Lime Rock"). The proposed refinancing package with CanFund and Lime Rock consists of four parts (refer to the Information Circular dated August 1, 2003 on the Company's website for further details):

1. On July 31, 2003, the Company raised $10 million for liquidity through a Bridge Note Financing from CanFund.

2. The Company plans to raise $25 million by a private placement of 7.9 million shares with Lime Rock and CanFund in early September.

3. The Company plans to raise $22.4 million through a Rights Offering to its shareholders immediately thereafter.

4. In the event that the full proceeds are not raised through the Rights Offering, the Company plans to borrow up to $20.0 million through a back-up subordinated debenture financing by Lime Rock and CanFund.

Effective June 30, 2003, the Company entered into a new loan extension agreement with its Senior Canadian Bank Lenders. The agreement extends the Company's Credit Facilities to June 30, 2004, provided that certain conditions are satisfied, including the completion of the refinancing plan. These financings should improve the Company's Balance Sheet sufficiently to allow it to obtain new replacement long-term bank credit facilities and to resume carrying on business in the normal course. The Company intends to have these new credit facilities in place by January 31, 2004.

As a result of the Company's financial situation and its efforts to resolve this issue, over the past quarter it has incurred additional professional fees, interest and other costs. As well, the board in conjunction with management has spent time reviewing the carrying value of some of the Company's assets. Specifically, through the June 30, 2003 annual assessment of goodwill and other intangibles required by Generally Accepted Accounting Principles, it has been determined that the carrying value of goodwill and other intangibles should be reduced. These charges, totaling approximately $41.3 million, have impacted the profitability of the Company during the current period. As well, a considerable amount of time has been spent by both the Board of Directors and management over the past several months dealing with the financial situation of the Company. Although not easily quantifiable, this has had a negative impact on the day-to-day operations of the Company during the first six months of fiscal 2003.

QUARTERLY REVIEW

(Thousands of Canadian dollars, except per share data)	2nd Q 2003	1st Q 2003	4th Q 2002	3rd Q 2002	2nd Q 2002
Revenue	$24,939	$32,014	$30,276	$23,276	$19,903
Direct expenses	$14,730	$16,943	$17,515	$13,064	$10,880
Gross Margin	$10,209	$15,071	$12,761	$10,212	$9,023
General & administrative expenses (1)	$11,233	$9,920	$10,385	$7,276	$6,738
Amortization (2)	$5,719	$4,027	$4,315	$3,542	$3,366
Foreign exchange loss (gain)	$(146)	$1,133	$245	$(671)	$93
Interest expense (3)	$2,868	$1,979	$2,285	$1,579	$942
Current income tax expense (recovery)	$68	$398	$(1,694)	$(867)	$(39)
Future income tax (recovery) expense	$(3,470)	$(1,155)	$(245)	$(531)	$203
Loss before goodwill impairment	$(6,063)	$(1,231)	$(2,530)	$(116)	$(2,280)
Goodwill impairment	$36,049	---	---	---	---
Net loss	$(42,112)	$(1,231)	$(2,530)	$(116)	$(2,280)
Loss per common share – basic	$(1.53)	$(0.04)	$(0.10)	$0.00	$(0.10)
Loss per common share – diluted	$(1.53)	$(0.04)	$(0.10)	$0.00	$(0.10)

(1) Q2 2003 includes $1.9 million in professional fees and other costs incurred for which no comparable amounts existed in prior periods.
(2) Q2 2003 includes a $2.2 million charge relating to an impairment of deferred charges for which no comparable amounts existed in prior periods.
(3) Q2 2003 includes $1.1 million in extension fees, additional interest relating to a rate increase and a write-off of deferred financing costs for which no comparable amounts existed in prior periods.

(Thousands of Canadian dollars)	June 30, 2003	December 31, 2002
Current assets	$83,135	$96,882
Other assets	$152,319	$208,696
Total assets	$235,454	$305,578
Current liabilities	$112,546	$114,326
Other liabilities	$9,731	$12,697
Total liabilities	$122,277	$127,023
Shareholders' equity	$113,177	$178,555
Common shares outstanding	27,549,103	27,530,603

MANAGEMENT'S DISCUSSION AND ANALYSIS

Revenue

Geographic Segments

Three months ended June 30, 2003 and 2002

Canadian revenue for the quarter was $4.8 million compared to $4.9 million in 2002. Black Max operations in Canada posted revenue of $1.7 million compared to $1.8 million last year. CanFish operations showed revenue for the quarter of $2.9 million compared to $2.7 million in 2002. The remainder of the revenue in Canada came from third party revenue in NBJ Manufacturing and DPI.

In the US, revenue for the second quarter of 2003 were $12.7 million (includes DPI revenue of $3.1 million) compared to $8.9 million in the second quarter of 2002, an increase of 43%. On a more comparable basis (DPI excluded), revenue was $9.6 or 8% higher than 2002. Black Max operations in the US had revenue of $6.1 million compared to $7.1 million in the prior year. Ackerman International posted revenue of $3.5 million compared to $1.2 million in 2002. Included in revenue for the quarter were sales of approximately $2.0 million of redundant assets.

Internationally, the Company had revenue of $7.4 million (includes DPI revenue of $3.6 million) compared to $6.0 million in 2002, an increase of 23%. On a more comparable basis (DPI excluded), international revenue was $3.8 million or 36% below 2002 second quarter revenue. Aside from DPI, the next largest contributor to international revenue for the quarter was the Company's operations in Venezuela, posting revenue of $0.9 million. This compares to revenue of $2.5 million last year and $0.2 million last quarter. Activity has started to increase since the beginning of the year, with the active rig count climbing to approximately 30 rigs. Other international revenue came from operations in Holland ($0.6 million – 2003; $0.6 million – 2002), U.A.E. ($0.5 million – 2003; $0.3 million – 2002), Argentina ($0.5 million – 2003; $0.1 million – 2002) Mexico ($0.4 million – 2003; $0.5 million – 2002) and Bolivia ($0.4 million – 2003; $0.3 million – 2002). The remainder of the international revenue for the quarter includes sales to customers in Vietnam, Australia, and Egypt. DPI's revenue was earned in the Middle East, Europe, Africa and Asia Pacific regions.

The Company's geographic revenue distribution in the second quarter of 2003 was divided as follows: Canada – 19%; US – 51%; and International – 30%. In the second quarter of 2002, this allocation was Canada - 25%, US – 45% and International – 30%.

Six months ended June 30, 2003 and 2002

Canadian revenue for the six months ended June 30, 2003 was $16.8 million compared to $14.2 million in 2002, an increase of 18%. Black Max operations in Canada posted revenue of $8.0 million compared to $6.6 million last year. CanFish operations showed year-to-date revenue of $8.0 million compared to $6.8 million in 2002. The remainder of the revenue in Canada came from third party revenue in NBJ Manufacturing and DPI.

In the US, revenue for the six months ended June 30, 2003 was $26.0 million (includes DPI revenue of $7.6 million) compared to $16.8 million in 2002, an increase of 55%. On a more comparable basis (DPI excluded), revenue was $18.4 or 10% higher than 2002. Black Max operations in the US had revenue in the first six months of 2003 revenue of $13.0 million compared to $14 million in the prior year. Ackerman International posted revenue of $5.4 million compared to $2.8 million in 2002. Included in this year's revenue were sales of approximately $2.0 million of redundant assets.

Internationally, the Company had revenue of $14.2 million (includes DPI revenue of $6.6 million) compared to $12.1 million in 2002, an increase of 17%. On a more comparable basis (DPI excluded), international revenue was $7.6 million or 37% below 2002 revenue. Aside from DPI, the next largest contributor to international revenue for the year was the Company's operations in Holland, posting revenue of $1.5 million. This compares to revenue of $1.8 million last year. Other international revenue came from operations in the U.A.E. ($1.3 million – 2003; $1.20 million – 2002), Venezuela ($1.0 million – 2003; $5.30 million – 2002), Argentina ($1.0 million – 2003; $0.4 million – 2002) Mexico ($1.0 million – 2003; $1.0 million – 2002) and Bolivia ($0.8 million – 2003; $0.5 million – 2002). The remainder of the international revenue for the quarter includes sales to customers in Vietnam, Australia, and Egypt. DPI's revenue was earned in the Middle East, Europe, Africa and Asia Pacific regions.

The Company's geographic revenue distribution for the first half of 2003 was divided as follows: Canada – 30%; US – 46%; and International – 24%. In 2002, this allocation was Canada - 31%, US – 39% and International – 30%.

Three months ended June 30, 2003 and 2002

Expenses

Direct expenses for the second quarter of 2003 were $14.7 million (59% of sales) compared to $10.9 million (55% of sales) for 2002. This resulted in a gross margin for the quarter of 41 percent compared to 45 percent in the prior year. The decrease in gross margin can be primarily attributed to the fixed component of direct expenses combined with the mix of revenue for the quarter. For example, certain areas with higher fixed costs achieved lower revenue than in the prior year.

General and administrative expenses for the second quarter were $11.2 million compared to $6.7 million in 2002 and $9.9 million in the first quarter of 2003. Included in general and administrative expenses for the second quarter are approximately $1.9 million in professional fees and other costs for which a similar amount was not incurred in prior periods. Excluding these expenses, G&A expenses have declined from Q1 2003 to $9.3 million. Also, by removing G&A expenses relating to DPI as well as the professional fees and other costs mentioned above, G&A expenses would have been $6.7 million, which compares favorably to G&A expenses in Q2 of 2002.

Amortization expense for the quarter was $5.7 million compared to $3.4 million in the second quarter of 2002. Included in amortization expense for the quarter was a $2.2 million charge relating to an impairment of deferred charges.

Interest expense in the quarter was $2.9 million compared to $0.9 million last year. Included in interest expense for the quarter was $0.6 million in extension fees, $0.3 million in additional interest relating to a rate increase of 1.5% to 1.75% on the Company's credit facilities, and a $0.2 million write-off of deferred financing costs relating to the previous credit agreement. The remainder of the increase can be attributed to interest and financing costs incurred on funds borrowed to acquire DPI and interest incurred by DPI itself on its operating line and long-term debt.

Six months ended June 30, 2003 and 2002

Expenses

Direct expenses for the six months ended June 30, 2003 were $31.7 million (56% of sales) compared to $23.9 million (55% of sales) for 2002. This resulted in a gross margin of 44 percent compared to 45 percent in the prior year. The decrease in gross margin can be primarily attributed to the fixed component of direct expenses combined with the mix of revenue for the quarter. For example, certain areas with higher fixed costs achieved lower revenue than in the prior year.

General and administrative expenses year-to-date were $21.2 million compared to $12.1 million in 2002. Included in general and administrative expenses are approximately $1.9 million in professional fees and other costs for which a similar amount was not incurred in the prior year. By excluding these expenses as well as G&A expenses relating to DPI (acquired in August 2002), G&A expenses would have been $13.6 million.

Amortization expense for the first six months of 2003 was $9.7 million compared to $6.9 million last year. Included in this year's amortization expense was a $2.2 million charge relating to an impairment of deferred charges.

Interest expense year-to-date was $4.8 million compared to $1.7 million last year. Included in interest expense was $0.6 million in extension fees, $0.3 million in additional interest relating to a rate increase of 1.5% to 1.75% on the Company's credit facilities, and a $0.2 million write-off of deferred financing costs relating to the previous credit agreement. The remainder of the increase can be attributed to interest and financing costs incurred on funds borrowed to acquire DPI and interest incurred by DPI itself on its operating line and long-term debt.

Goodwill Impairment

In conjunction with the requirements under CICA Handbook Section 3062 the Company is required to annually test its goodwill for impairment. Upon completion of its annual impairment test, the Company determined that a non-cash provision of $36.0 million of goodwill, relating to certain of its businesses, was required. These businesses include Northstar Drilling Systems Inc. ($19.3 million), Diamond Products International, Inc. ($12.7 million) and Ackerman International Corp. ($4.0 million).

The circumstances that contributed to an impairment of the goodwill arising from the May 15, 2001 acquisition of Northstar Drilling Systems Inc. include a slowdown in the utility industry, lower margins than anticipated, and lower than projected business activity due to slower customer product acceptance resulting in lower sales growth forecasts.

The circumstances that contributed to a partial impairment of the goodwill arising from the August 29, 2002 acquisition of Diamond Products International, Inc. relate to a slowdown in US deep water drilling, political unrest in Nigeria and Venezuela and enhanced competition.

The circumstances that contributed to an impairment of the goodwill arising from the July 1, 2000 acquisition of Ackerman International Corp. include a slowdown in the utility industry and a general decline in Ackerman's business activity.

Net Earnings

Net loss for the second quarter of 2003 was $42.1 million ($1.53 per share) compared to a net loss of $2.3 million ($0.10 per share) in the prior year. Net loss on a year-to-date basis was $43.3 million ($1.57 per share) compared to a net loss of $3.2 million ($0.14 per share) in the prior year. These current period and year-to-date losses includes a non-cash provision for goodwill impairment of $36.0 million, $1.9 million (net of income taxes) in professional fees, interest and other expenses, for which there is no comparable amounts in prior periods, and a $1.4 million (net of income taxes) non-cash provision relating to impairment of deferred charges. By excluding these items, the net loss for the quarter and year-to-date would have been $2.8 million ($0.10 per share) and $4.0 million ($0.15 per share), respectively.

Restatement of comparative figures

The Consolidated Balance Sheet as at June 30, 2002 and the Consolidated Statement of Operations and Consolidated Statement of Cash Flows for the three months and six months ended June 30, 2002 have been restated to reflect changes in the areas of foreign currency translation and future income taxes. See note 11 to these consolidated financial statements for further detail.

Liquidity and Capital Resources

As at June 30, 2003, the Company's current and long-term debt was $18.0 million as compared to $22.4 million at December 31, 2002. The Company also has a bridge loan in the amount $34.6 million which has remained unchanged from December 31, 2002. At June 30, 2003, the Company had bank indebtedness relating to its operating facilities of $34.3 million compared to $37.9 million at December 31, 2002. The credit facilities available to the Company and its subsidiaries at the end of the quarter included a Canadian bank operating facility of up to $30.0 million, operating lines at US banks totaling $4.6 million US and an operating line at a Dutch bank in the amount of 350,000 Euros (At June 30, 2003, one Euro was equal to 1.54 Canadian dollars).

As at June 30, 2003, the Company had a $29.4 million working capital deficiency (December 31, 2002 – working capital deficiency of $17.4 million). This deficiency arose primarily from a $34.6 million bridge loan, which is repayable in full by March 31, 2004, and from $14.0 million of term debt that is due June 30, 2004.

The Company has been suffering from a lack of liquidity and working capital, and has had difficulties in paying trade creditors and making certain other corporate payments required on an on-going basis. As well, the Company has required a series of extensions of its credit facilities.

The Company has taken several steps to improve its liquidity and working capital position and restore its financial stability, including the following:

The Company has completed a $10.0 million Bridge Note Financing ("Bridge Note") from CanFund VE Investors II, L.P. ("CanFund"), which was funded on July 31, 2003. The proceeds from the Bridge Note were used for working capital

purposes, including payment of trade creditors. This indebtedness is evidenced by a $10 million promissory note in favour of CanFund. The Bridge Note bears interest during the first 90 days at 12% per annum and thereafter at 24% per annum. The Bridge Note is secured by a second charge on the assets of the Corporation and certain of its subsidiaries as well as guarantees from certain subsidiaries. All amounts are due and payable on March 31, 2004, other than $4 million, which is due on the earlier of November 25, 2003 and the date on which the funds from the Rights Offering (discussed below) are received. The Company paid a commitment fee of $0.3 million on July 31, 2003 to CanFund in connection with the borrowing under the Bridge Note.

The Company's refinancing plan includes a proposed private placement of common shares to each of Lime Rock Partners II, L.P. ("Lime Rock") and CanFund. The Company has entered into an agreement whereby it will issue an aggregate of 7,936,600 common shares at a subscription price of $3.15 per share. The Company expects the net proceeds (after estimated transaction costs of approximately $1.5 million) from this transaction to be approximately $23.5 million. All of the net proceeds from this transaction will be used to repay the Bridge Loan, with the exception of $2 million, which will be used for working capital purposes. The Private Placement Transaction is subject to shareholder approval and approval of the waiver of the Company's shareholder protection rights plan to the transaction. The Company has agreed to a break fee of $4.5 million if the common share private placement is not completed subject to certain circumstances.

Following the completion of the Private Placement Transaction, the Company intends to complete a Rights Offering at an exercise price of $3.15 per share to all NQL common shareholders, whereby NQL shareholders will be issued one right for each common share held. NQL shareholders will be entitled to purchase one common share for every five rights held. If fully subscribed, the Rights Offering is expected to raise net proceeds (after estimated transaction costs of approximately $0.45 million) of $21.9 million. All of the net proceeds of the Rights Offering will be used to repay the Bridge Loan, with the exception of $12 million, $4 million of which will be used to repay the CanFund Bridge Note and $8.0 million which will be used for working capital purposes, subject to certain conditions. The Rights Offering is subject to shareholder approval of the waiver of the Company's shareholder protection rights plan to the transaction. CanFund has provided to the Company a stand-by commitment in respect of the Rights Offering, whereby it has agreed to acquire all common shares issuable on the exercise of rights not otherwise exercised, subject to certain conditions.

In the event the Rights Offering is not fully subscribed, the Company has arranged for contingency financing from Lime Rock and CanFund by way of Subordinated Debt Financing. The Company will issue debentures in equal parts to each of Lime Rock and CanFund in an amount equal to the amount by which the Rights Offering is undersubscribed up to a maximum of $20 million. The Subordinated Debentures will bear interest at 12% per annum, payable quarterly. The principal amount owing under the Subordinated Debentures will be payable, on account of the Subordinated Debenture issued to Lime Rock, on the date that is five years and one week after the issuance thereof and, on the account of the Subordinated Debenture issued to CanFund, on the date that is one year after the issuance thereof. The amounts owing under the Subordinated Debentures will be guaranteed by certain subsidiaries of the Corporation. Such guarantees will be subordinate to any guarantees provided in connection with the Company's Credit Facilities and the Bridge Note.

In conjunction with the refinancing plans discussed above, effective June 30, 2003, the Company entered into a loan extension agreement with its Canadian senior bank lenders. Under the terms of this agreement, the lenders have agreed to extend the Company's credit facilities to June 30, 2004, provided that certain conditions are satisfied, including the completion of the refinancing plan. All amounts owing under the Company's Credit Facilities to its Canadian senior bank lenders are now due and payable on June 30, 2004, with the exception of the Bridge Loan, which is due on March 31, 2004. Pursuant to the loan extension agreement, there are certain conditions, which may require earlier repayment. Subject to the terms of the agreement, all amounts owing under the credit facilities will bear interest at prime plus 4.25%. Under the terms of its previous loan agreement, the Company was in violation of certain financial covenants as at June 30, 2003. Under this new agreement, the Company is no longer in violation of any financial covenants.

The Company's continued existence is dependent upon its ability to complete its refinancing plans and to restore and maintain profitable operations. Although all parties are committed to completion of the refinancing transactions, no assurance can be given that they will be completed.

Once the above refinancing plans are completed, the Company's expects that its financial stability will be restored, returning the Company to normal operations and growth.

Contingencies

The Canada Customs and Revenue Agency ("CCRA") is auditing certain of the Company's transfer pricing methodologies for the fiscal years 1996 to 2002. The Company anticipates that this matter will go before competent authority, comprised of representatives of the CCRA and the Internal Revenue Service ("IRS") of the United States. During the period ended June 30, 2003 transfer pricing discussions with CCRA continued. Due to the nature of the matter, the amount of the loss, if any, cannot be reasonably estimated and therefore no amounts have been accrued in these financial statements. Management now estimates the maximum after-tax charge resulting from the most negative outcome on resolution of this matter could be up to $7 million. Management anticipates that any assessment issued by

CCRA, would be partially offset by as much as $2.5 million, by credits in other tax jurisdictions. At December 31, 2002, the Company had loss carry forwards available, which could be used to reduce the cash impact of any assessment by approximately $1.2 million. Management will continue to work with its advisors to resolve this issue.

Outlook

The steps taken by the Company's Board of Directors demonstrate a strong commitment to return the Company to financial health. The Board and management will continue to review the Company's operations in order to improve the future profitability of the Company.

It is expected that the Company will continue to incur additional professional fees and increased interest costs in the third quarter of 2003. However, after the completion of both the private placement and the rights offering, management anticipates these costs to return to historical levels for the balance of the year. As well, once these financial issues have been dealt with, this should allow the Board and management to refocus their efforts on strengthening the operations of the Company.

We will also continue to focus on increasing utilization of existing downhole tools and inventory. Due to the slowdown in some the Company's South American markets, downhole tools and inventory are being shifted to more active markets.

With the recent increase in drilling activity in many of the Company's markets, we are encouraged about the prospects for the balance of 2003 and into 2004. Upon completion of the Company's restructuring plans, its financial structure should be well positioned to take advantage of any opportunities that may arise during this business cycle.

Non-GAAP Measures

In this quarterly report, we have included measures of earnings before goodwill impairment and other charges of an infrequent nature, because we believe that this information will assist investors' understanding of the level of our core earnings and to assess our performance in 2003 compared to the prior year. We believe that conventional measures of performance prepared in accordance with Canadian generally accepted accounting principles ("GAAP") do not fully illustrate our core earnings. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

NQL DRILLING TOOLS INC.

Consolidated Balance Sheets

(Thousands of Canadian dollars)	June 30, 2003 (Unaudited)	June 30, 2002 (Unaudited) (restated – see note 11)	December 31, 2002 (Audited)
ASSETS			
CURRENT ASSETS			
Cash	$1,104	$1,818	$1,688
Accounts receivable	29,617	25,815	35,613
Inventory	44,371	42,694	49,270
Prepaid expenses	1,775	3,772	2,739
Income taxes recoverable	5,678	---	6,110
Future income taxes	590	---	1,462
	83,135	74,099	96,882
Long-term investments	1,123	1,267	1,191
Future income taxes	6,428	1,891	3,934
Capital assets	102,756	105,844	114,763
Deferred charges (note 4)	6,650	3,930	11,005
Goodwill (note 5)	35,362	37,739	77,803
	$235,454	$224,770	$305,578
LIABILITIES			
CURRENT LIABILITIES			
Bank indebtedness	$34,338	$31,595	$37,946
Bridge loan	34,600	---	34,600
Accounts payable and accrued liabilities	24,473	15,579	19,694
Income taxes payable	3,239	2,052	1,761
Current portion of long-term debt	15,896	5,304	20,325
	112,546	54,530	114,326
Long-term debt	2,150	15,300	2,113
Future income taxes	7,581	5,630	10,584
	122,277	75,460	127,023
Contingencies (note 10)			
SHAREHOLDERS' EQUITY			
Capital stock (note 6)	135,476	109,482	135,389
(Deficit) retained earnings	(7,434)	38,555	35,909
Cumulative translation adjustments (note 7)	(14,865)	1,273	7,257
	113,177	149,310	178,555
	$235,454	$224,770	$305,578

NQL DRILLING TOOLS INC.

Consolidated Statements of Operations

(Thousands of Canadian dollars, except per share data) *(Unaudited)*	For the three months ended June 30, 2003	2002 *(restated – see note 11)*	For the six months ended June 30, 2003	2002 *(restated – see note 11)*
REVENUE	$24,939	$19,903	$56,953	$43,148
Direct expenses	14,730	10,880	31,673	23,893
Gross margin	10,209	9,023	25,280	19,255
EXPENSES				
General and administrative	11,233	6,738	21,153	12,117
Amortization (note 4)	5,719	3,366	9,746	6,895
Foreign exchange (gain) loss	(146)	93	987	1,266
	16,806	10,197	31,886	20,278
Loss before interest expense, income taxes and goodwill impairment	(6,597)	(1,174)	(6,606)	(1,023)
Interest expense	2,868	942	4,847	1,678
Loss before income taxes and goodwill impairment	(9,465)	(2,116)	(11,453)	(2,701)
Income tax expense (recovery) - current	68	(39)	466	52
- future	(3,470)	203	(4,625)	478
	(3,402)	164	(4,159)	530
Loss before goodwill impairment	(6,063)	(2,280)	(7,294)	(3,231)
Goodwill impairment (note 5)	36,049	---	36,049	---
NET LOSS	$(42,112)	$(2,280)	$(43,343)	$(3,231)
Loss per common share				
Basic	$(1.53)	$(0.10)	$(1.57)	$(0.14)
Diluted	$(1.53)	$(0.10)	$(1.57)	$(0.14)
Weighted average common shares outstanding	27,549,103	23,809,203	27,548,490	23,713,970

NQL DRILLING TOOLS INC.

Consolidated Statements of (Deficit) Retained Earnings

(Thousands of Canadian dollars) *(Unaudited)*	For the three months ended June 30, 2003	2002	For the six months ended June 30, 2003	2002
Retained earnings, beginning of period	$34,678	$40,835	$35,909	$41,786
Net loss for the period	(42,112)	(2,280)	(43,343)	(3,231)
(Deficit) retained earnings, end of period	$ (7,434)	$38,555	$ (7,434)	$38,555

NQL DRILLING TOOLS INC.

Consolidated Statements of Cash Flow

(Thousands of Canadian Dollars) *(Unaudited)*	For the three months ended June 30, 2003	For the three months ended June 30, 2002 (restated – see note 11)	For the six months ended June 30, 2003	For the six months ended June 30, 2002 (restated – see note 11)
OPERATING ACTIVITIES				
Net loss	$ (42,112)	$ (2,280)	$ (43,343)	$ (3,231)
Items not affecting cash:				
Amortization	5,719	3,366	9,746	6,895
Amortization of deferred financing costs	240	---	461	---
Future income tax (recovery) expense	(3,470)	203	(4,625)	478
Goodwill impairment	36,049	---	36,049	---
Cash flow from operations	(3,574)	1,289	(1,712)	4,142
Net change in operating working capital items	10,047	1,767	13,444	5,606
Cash provided by operating activities	6,473	3,056	11,732	9,748
FINANCING ACTIVITIES				
Bank Indebtedness	(3,132)	663	(3,608)	2,070
Issuance of capital stock	---	1,197	87	1,205
Proceeds from long-term debt	15	1,603	741	1,627
Repayment of long-term debt	(2,941)	(1,558)	(4,177)	(3,005)
Cash (used in) provided by financing activities	(6,058)	1,905	(6,957)	1,897
INVESTING ACTIVITIES				
Long-term investments	26	(119)	68	(122)
Deferred charges	(12)	(745)	(262)	(720)
Purchase of capital assets	(717)	(4,715)	(5,165)	(12,710)
Cash used in investing activities	(703)	(5,579)	(5,359)	(13,552)
Decrease in cash	(288)	(618)	(584)	(1,907)
Cash, beginning of period	1,392	2,436	1,688	3,725
Cash, end of period	$ 1,104	$ 1,818	$ 1,104	$ 1,818
Supplementary cash flow information				
Interest paid	$ 2,230	$ 661	$ 4,388	$ 1,502
Income taxes (received) paid	$ (1,862)	$ 1,868	$ (1,444)	$ 2,410

NQL DRILLING TOOLS INC.

Notes to the Consolidated Financial Statements
(Thousands of Canadian dollars, except per share data)
(Unaudited)

1. Basis of Presentation

These interim consolidated financial statements of NQL Drilling Tools inc. ("the Company") have been prepared by management in accordance with Canadian generally accepted accounting principles. These consolidated financial statements follow the same accounting policies and methods as the December 31, 2002 consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements and related notes thereto for the year ended December 31, 2002.

2. Continuation of the Business

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern. The Company has experienced adverse conditions and events which cast doubt upon the validity of this assumption. If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported net earnings, and the balance sheet classifications used. Management believes the financings described below will enable the Company to carry on as a going concern.

As at June 30, 2003, the Company had a $29.4 million working capital deficiency (December 31, 2002 – working capital deficiency of $17.4 million). This deficiency arose primarily from a $34.6 million bridge loan, which is repayable in full by March 31, 2004, and from $14.0 million of long-term debt that is due June 30, 2004. The Company has been suffering from a lack of liquidity and working capital and has had difficulties in paying trade creditors and making certain other corporate payments required on an on-going basis. As well, the Company has required a series of extensions of its credit facilities.

The Company has taken several steps to improve its liquidity and working capital position and restore its financial stability including the following:

The Company has completed a $10.0 million Bridge Note Financing ("Bridge Note") from CanFund VE Investors II, L.P. ("CanFund"), which was funded on July 31, 2003. The proceeds from the Bridge Note were used for working capital purposes, including payment of trade creditors. This indebtedness is evidenced by a $10 million promissory note in favour of CanFund. The Bridge Note bears interest during the first 90 days at 12% per annum and thereafter at 24% per annum. The Bridge Note is secured by a second charge on the assets of the Corporation and certain of its subsidiaries as well as guarantees from certain subsidiaries. All amounts are due and payable on March 31, 2004, other than $4 million, which is due on the earlier of November 25, 2003 and the date on which the funds from the Rights Offering (discussed below) are received. The Company paid a commitment fee of $0.3 million on July 31, 2003 to CanFund in connection with the borrowing under the Bridge Note.

The Company's refinancing plan includes a proposed private placement of common shares to each of Lime Rock Partners II, L.P. ("Lime Rock") and CanFund. The Company has entered into a private placement term sheet whereby it will issue an aggregate of 7,936,600 common shares at a subscription price of $3.15 per share. The Company expects the net proceeds (after estimated transaction costs of approximately $1.5 million) from this transaction to be approximately $23.5 million. All of the net proceeds from this transaction will be used to repay the Bridge Loan, with the exception of $2 million, which will be used for working capital purposes. The Private Placement Transaction is subject to shareholder approval and approval of the waiver of the Company's shareholder protection rights plan to the transaction. The Company has agreed to a break fee of $4.5 million if the common share private placement is not completed subject to certain circumstances.

Following the completion of the Private Placement Transaction, the Company intends to complete a Rights Offering at an exercise price of $3.15 per share to all NQL common shareholders, whereby NQL shareholders will be issued one right for each common share held. NQL shareholders will be entitled to purchase one common share for every five rights held. If fully subscribed, the Rights Offering is expected to raise net proceeds (after estimated transaction costs of approximately $0.45 million) of $21.9 million. All of the net proceeds of the Rights Offering will be used to repay the Bridge Loan, with the exception of $12 million, $4 million of which will be used to repay the CanFund Bridge Note and $8.0 million which will be used for working capital purposes, subject to certain conditions. The Rights Offering is subject to shareholder approval of the waiver of the Company's shareholder protection rights plan to the transaction. CanFund has provided to the Company a stand-by commitment in respect of the Rights Offering, whereby it has agreed to acquire all common shares issuable on the exercise of rights not otherwise exercised, subject to certain conditions.

NQL DRILLING TOOLS INC.

Notes to the Consolidated Financial Statements
(Thousands of Canadian dollars, except per share data)
(Unaudited)

In the event the Rights Offering is not fully subscribed, the Company has arranged for contingency financing from Lime Rock and CanFund by way of Subordinated Debt Financing. The Company will issue debentures in equal parts to each of Lime Rock and CanFund in an amount equal to the amount by which the Rights Offering is undersubscribed up to a maximum of $20 million. The Subordinated Debentures will bear interest at 12% per annum, payable quarterly. The principal amount owing under the Subordinated Debentures will be payable, on account of the Subordinated Debenture issued to Lime Rock, on the date that is five years and one week after the issuance thereof and, on account of the Subordinated Debenture issued to CanFund, on the date that is one year after the issuance thereof. The amounts owing under the Subordinated Debentures will be guaranteed by certain subsidiaries of the Corporation. Such guarantees will be subordinate to any guarantees provided in connection with the Company's Credit Facilities and the Bridge Note.

In conjunction with the refinancing plans discussed above, effective June 30, 2003, the Company entered into a loan extension agreement with its Canadian senior bank lenders. Under the terms of this agreement, the lenders have agreed to extend the Company's credit facilities to June 30, 2004, provided that certain conditions are satisfied, including the completion of the refinancing plan. All amounts owing under the Company's Credit Facilities to its Canadian senior bank lenders are now due and payable on June 30, 2004, with the exception of the Bridge Loan, which is due on March 31, 2004. Pursuant to the loan extension agreement, there are certain conditions, which may require earlier repayment. Subject to the terms of the agreement, all amounts owing under the credit facilities will bear interest at prime plus 4.25%. Under the terms of its previous loan agreement, the Company was in violation of certain financial covenants as at June 30, 2003. Under this new agreement, the Company is no longer in violation of any financial covenants.

The Company's continued existence is dependent upon its ability to complete its refinancing plans and to restore and maintain profitable operations. Although all parties are committed to completion of the refinancing transactions, no assurance can be given that they will be completed.

3. Guarantees

Effective for the period ending March 31, 2003, the Company adopted the new CICA Accounting Guideline 14, Disclosure of Guarantees, which recommends companies disclose the nature, amount and terms of obligations under guarantee. At June 30, 2003, the Company has determined that as a result of implementing the new accounting guideline no additional disclosure is required to these consolidated financial statements.

4. Deferred Charges

During the second quarter ended June 30, 2003, the Company determined that $2.2 million of deferred charges, relating to development and patent costs associated with EM MWD wireless guidance systems, were impaired. The Company gained access to this technology through its May 15, 2001 acquisition of Northstar Drilling Systems Inc. The circumstances that contributed to this impairment include a slowdown in the utility industry, lower margins than anticipated, and lower than projected business activity due to slower customer product acceptance resulting in lower sales growth forecasts. This non-cash charge has been included with amortization expense.

5. Goodwill

Balance, beginning of period	$77,803
Foreign exchange	(6,392)
Goodwill impairment	(36,049)
Balance, end of period	**$35,362**

NQL DRILLING TOOLS INC.

Notes to the Consolidated Financial Statements
(Thousands of Canadian dollars, except per share data)
(Unaudited)

In conjunction with the requirements under CICA Handbook Section 3062 the Company is required to test its goodwill for impairment on an annual basis. Consistent with current industry-specific valuation methods and recommendations for assessment from the CICA Handbook Section 3062, the Company used a combination of the discounted cash flow model and the market comparable approach to arrive at the fair value of these businesses.

Upon completion of this test, the Company has determined that the goodwill of certain of its businesses was impaired. These non-cash goodwill impairments are as following:

Northstar Drilling Systems Inc. (a)	$19,310
Diamond Products International, Inc. (b)	12,700
Ackerman International Corp. (c)	4,039
Total goodwill impairment	**$36,049**

(a) The circumstances that contributed to an impairment of the goodwill arising from the May 15, 2001 acquisition of Northstar Drilling Systems Inc. include a slowdown in the utility industry, lower margins than anticipated, and lower than projected business activity due to slower customer product acceptance resulting in lower sales growth forecasts.

(b) The circumstances that contributed to a partial impairment of the goodwill arising from the August 29, 2002 acquisition of Diamond Products International, Inc. relate to a slowdown in US deep water drilling, political unrest in Nigeria and Venezuela and enhanced competition.

(c) The circumstances that contributed to an impairment of the goodwill arising from the July 1, 2000 acquisition of Ackerman International Corp. include a slowdown in the utility industry and a general decline in Ackerman's business activity.

6. Capital stock

	June 30, 2003	December 31, 2002
Issued and Outstanding:		
Common shares	27,549,103	27,530,603
Stock options	866,663	870,829
Share purchase warrants	189,535	189,535

7. Cumulative Translation Adjustments

Balance, beginning of period	$7,257
Net exchange loss for the period	(22,122)
Balance, end of period	**($14,865)**

The change in cumulative translation adjustments is primarily related to the change in the rate of exchange between the Canadian dollar and the U.S. dollar, and the effect this change has on the assets and liabilities of the Company's self-sustaining foreign subsidiaries. The exchange rate as at June 30, 2003 was 1.3475 (June 30, 2002 – 1.5190) compared to 1.5769 as at December 31, 2002.

NQL DRILLING TOOLS INC.

Notes to the Consolidated Financial Statements
(Thousands of Canadian dollars, except per share data)
(Unaudited)

8. Segmented Information

The Company's three operating divisions, Downhole Tools, Oilfield Services, and Manufacturing, have been determined based on the nature of the products produced and services provided.

The Downhole Tools Segment comprises the operations of Black Max Downhole Tools Ltd. (Canadian operations) and Black Max Downhole Tools Inc. (U.S. operations), as well as several other businesses. The Segment designs, manufactures, services and markets downhole drilling motors, whipstocks, mills, EM MWD wireless guidance systems, drilling jars, shock subs, drilling bits, and a number of other downhole tools such as flex subs, bent housings, and swivels.

The Oilfield Services Segment provides downhole fishing services through NQL's wholly owned subsidiary, CanFish Services Inc.

The Manufacturing Segment provides manufacturing and machining support to the other Segment, through NBJ Manufacturing Ltd. in Canada and NBJ Manufacturas Petroleras (Bolivia) S.A. in Bolivia. Although this Segment's products are sold primarily to other Segments in order to maintain margins, there are some revenue generated from third parties.

For the three months ended June 30, 2003	Downhole Tools	Oilfield Services	Manufacturing	Consolidated
Revenue	$21,496	$2,862	$581	$24,939
Net (loss) income	($41,572)	$132	($672)	($42,112)
Total assets	$199,003	$24,133	$12,318	$235,454
Goodwill	$22,451	$10,706	$2,205	$35,362
Capital expenditures	$701	($217)	$233	$717

For the three months ended June 30, 2002	Downhole Tools	Oilfield Services	Manufacturing	Consolidated
Revenue	$16,546	$2,690	$667	$19,903
Net (loss) income	($1,288)	($255)	($737)	($2,280)
Total assets	$185,924	$25,089	$13,756	$224,769
Goodwill	$24,827	$10,706	$2,205	$37,738
Capital expenditures	$4,525	$98	$92	$4,715

For the six months ended June 30, 2003	Downhole Tools	Oilfield Services	Manufacturing	Consolidated
Revenue	$47,688	$7,972	$1,293	$56,953
Net (loss) income	($42,985)	$613	($971)	($43,343)
Total assets	$199,003	$24,133	$12,318	$235,454
Goodwill	$22,451	$10,706	$2,205	$35,362
Capital expenditures	$4,692	$171	$302	$5,165

NQL DRILLING TOOLS INC.

Notes to the Consolidated Financial Statements
(Thousands of Canadian dollars, except per share data)
(Unaudited)

For the six months ended June 30, 2002	Downhole Tools	Oilfield Services	Manufacturing	Consolidated
Revenue	$35,086	$6,761	$1,301	$43,148
Net (loss) income	($2,341)	$238	($1,128)	($3,231)
Total assets	$185,924	$25,089	$13,756	$224,769
Goodwill	$24,827	$10,706	$2,205	$37,738
Capital expenditures	$11,922	$581	$207	$12,710

The Company operates in the following geographical segments. Revenue is attributed to these geographical segments based on the country from which the product or service originates.

	For the three months ended June 30, 2003	For the three months ended June 30, 2002	For the six months ended June 30, 2003	For the six months ended June 30,2002
Revenue				
Canada	$ 4,810	$ 4,890	$16,839	$14,178
United States	12,726	8,866	25,950	16,849
International	7,403	6,147	14,164	12,121
	$24,939	$19,903	$56,953	$43,148
Capital Assets				
Canada	$43,095	$42,294	$43,095	$42,294
United States	38,387	41,006	38,387	41,006
International	21,274	22,544	21,274	22,544
	$102,756	$105,844	$102,756	$105,844
Goodwill				
Canada	$13,745	$33,013	$13,745	$33,013
United States	21,617	4,726	21,617	4,726
	$35,362	$37,739	$35,362	$37,739

NQL DRILLING TOOLS INC.

Notes to the Consolidated Financial Statements
(Thousands of Canadian dollars, except per share data)
(Unaudited)

9. Stock Based Compensation Plans

Pro forma accounting for stock-based compensation

There were no options issued in the second quarter of 2003. There have been 75,000 options issued year-to-date at an exercise price of $7.30. If compensation costs for options issued on or after January 1, 2002 had been determined based on the fair value methodology, using the Black-Scholes option pricing model, the Company's net loss and loss per common share would have been increased to the pro forma amounts indicated below:

	For the three months ended June 30, 2003	For the three months ended June 30, 2002	For the six months ended June 30, 2003	For the six months ended June 30,2002
Net loss as reported	$ (42,112)	$ (2,280)	$ (43,343)	$ (3,231)
Pro forma net loss	$ (42,120)	$ (2,299)	$ (43,637)	$ (3,606)
Loss per common share as reported (basic)	$ (1.53)	$ (0.10)	$ (1.57)	$ (0.14)
Loss per common share as reported (diluted)	$ (1.53)	$ (0.10)	$ (1.57)	$ (0.14)
Pro forma loss per common share (basic)	$ (1.53)	$ (0.10)	$ (1.58)	$ (0.15)
Pro forma loss per common share (diluted)	$ (1.53)	$ (0.10)	$ (1.58)	$ (0.15)

The fair value of each option grant by the Company was estimated using the Black-Scholes option pricing model assuming a risk-free interest rate of 4.35% (2002 – 4.38%), an average life of 5 years and an expected volatility of 52.66% (2002 – 53.14%). The amounts computed according to the Black-Scholes pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.

Stock appreciation rights plan

On June 26, 2003, the Company adopted a Stock Appreciation Rights Plan ("rights"). On this date, the Company issued 1,526,176 rights to its directors and CEO. These rights vest over a period ending June 26, 2005 and are required to be settled in cash. The exercise price of the rights granted is equal to the market price of the Company's stock at the date of granting. Net changes in the value of the rights, measured as the amount by which quoted market price exceeds the exercise price at the measurement date, are recognized as compensation expense over the vesting period of the rights. The cumulative liability as at June 30, 2003 amounting to $142 was charged to general and administrative expenses during the quarter.

10. Contingencies

The Canada Customs and Revenue Agency ("CCRA") is auditing certain of the Company's transfer pricing methodologies for the fiscal years 1996 to 2002. The Company anticipates that this matter will go before competent authority, comprised of representatives of the CCRA and the Internal Revenue Service of the United States. During the period ended June 30, 2003 transfer pricing discussions with CCRA continued. Due to the nature of the matter, the amount of the loss, if any, cannot be reasonably estimated and therefore no amounts have been accrued in these financial statements. Management now estimates the maximum after-tax charge resulting from the most negative outcome on resolution of this matter could be up to $7 million. Management anticipates that any assessment issued by CCRA, would be partially offset by as much as $2.5 million, by credits in other tax jurisdictions. At December 31, 2002, the Company had loss carry forwards available, which could be used to reduce the cash impact of any assessment by approximately $1.2 million. Management will continue to work with its advisors to resolve this issue.

NQL DRILLING TOOLS INC.

Notes to the Consolidated Financial Statements
(Thousands of Canadian dollars, except per share data)
(Unaudited)

11. Prior Period Adjustments

Subsequent to the issuance of the consolidated financial statements for the period ended June 30, 2002, the Company identified that insufficient unrealized intercompany gains on the sale of inventory had been eliminated upon consolidation for the years 1998 through 2001.

In the past, the Company translated the financial statements of its subsidiaries from the local currency directly to the Canadian dollar using the current rate method of accounting. However, it has been determined that the US dollar better reflects the currency exposure of the operations in Venezuela, Bolivia, Argentina and Mexico, as most of their activities are conducted in US dollars. Therefore, the operations of these subsidiaries are now translated first from the local currency to the functional currency (US currency) using the temporal method of accounting and then from the US dollar to the Canadian dollar using the current rate method.

Foreign exchange on goodwill acquired in the Ackerman International purchase was recalculated to reflect exchange fluctuations which were previously unrecorded.

Upon acquisition of P&T Servicios Petroleros, C.A. and CanFish Services Inc., the future income tax liability related to the fair value allocation to capital assets was not recorded. The fair value allocation upon acquisition of these companies resulted in an increased value of the capital assets over the net book value. Since the acquisition, some of these capital assets had been disposed of and the increase in value on the disposed items had not previously been recorded.

As a result of the aforementioned items, the comparative consolidated financial statements for the three and six month periods ended June 30, 2002 have been restated and the following financial statement line items have been affected:

Consolidated Balance Sheet
June 30, 2002

Inventory:	
As previously reported	$39,513
As restated	$42,694
Capital assets:	
As previously reported	$102,040
As restated	$105,844
Goodwill:	
As previously reported	$35,126
As restated	$37,738
Future income taxes:	
As previously reported	$2,314
As restated	$5,630
Retained earnings:	
As previously reported	$49,204
As restated	$38,555
Cumulative translation adjustments:	
As previously reported	($15,657)
As restated	$1,273

NQL DRILLING TOOLS INC.

Notes to the Consolidated Financial Statements
(Thousands of Canadian dollars, except per share data)
(Unaudited)

Consolidated Statements of Operations

	For the three months ended June 30, 2002	For the six months ended June 30, 2002
Revenue:		
As previously reported	$19,781	$43,115
As restated	$19,903	$43,148
Direct expenses:		
As previously reported	$10,499	$23,256
As restated	$10,880	$23,893
General and administrative:		
As previously reported	$6,521	$12,397
As restated	$6,738	$12,117
Amortization:		
As previously reported	$3,260	$6,701
As restated	$3,366	$6,895
Foreign exchange (gain) loss:		
As previously reported	$(2,340)	$(3,485)
As restated	$93	$1,266
Future income tax expense:		
As previously reported	$388	$848
As restated	$203	$478
Net income (loss):		
As previously reported	$550	$1,668
As restated	$(2,280)	$(3,231)
Earnings (loss) per share - basic:		
As previously reported	$0.02	$0.07
As restated	$(0.10)	$(0.14)
Earnings (loss) per share - diluted:		
As previously reported	$0.02	$0.07
As restated	$(0.10)	$(0.14)

Consolidated Statements of Cash Flow

	For the three months ended June 30, 2002	For the six months ended June 30, 2002
Net change in operating working capital items:		
As previously reported	($882)	$871
As restated	$1,767	$5,606
Cash provided by operating activities:		
As previously reported	$3,316	$10,088
As restated	$3,056	$9,748

Disclosure Regarding Forward – Looking Statements

Statements in this interim report relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performances or achievements of NQL to be materially different from any future results implied by such forward-looking statements. Such factors include fluctuations in the market for oil and gas related products and services, demand for products and services in the drilling industry generally, political and economic conditions in countries in which NQL does business, the ability of NQL to attract and retain key personnel, the demand for services and products provided by NQL, and other factors which are described in further detail in NQL's filings including NQL's annual reports.

DIRECTORS AND OFFICERS

R. Tim Swinton[1]
Chairman

Dean Livingstone
President & CEO

Bruce R. Libin [1,2]
Director

Derek Martin[2]
Director

Glen D. Roane[1,2]
Director

Witold Gutter
Vice-President & Secretary

1. Compensation Committee
2. Audit and Corporate Governance Committee

HEAD OFFICE
NQL Drilling Tools Inc.
1507 – 4th Street
Nisku, Alberta
T9E 7M9
Telephone: (780) 955-8828
Toll Free (800) 700-7942
Fax (780) 955-3309
e-mail: blackmax@nql.com
website:www.nql.com

Banker
Canadian Imperial Bank Of Commerce
Edmonton, Alberta

AUDITORS
Deloitte & Touche LLP
Edmonton, Alberta

STOCK EXCHANGE LISTING
The Toronto Stock Exchange
Symbol: NQL.A

TRANSFER AGENT AND REGISTRAR
CIBC Mellon Trust Company
Calgary, Alberta.

For further information please contact:

R. Tim Swinton, Chairman

1507 - 4th Street
Nisku, Alberta, T9E 7M9
Telephone: (403) 880-5868
Facsimile: (780) 955-3309
e-mail: tim.swinton@nql.com

or

Dean Livingstone, President and CEO

1507 - 4th Street
Nisku, Alberta, T9E 7M9
Telephone: (780) 955-8828
Facsimile: (780) 955-3309
e-mail: : dean.livingstone@nql.com

THE COMPANY

NQL Drilling Tools Inc is an industry leader in providing downhole tools and technology used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis. NQL Drilling Tools Inc. shares are traded on the Toronto Stock Exchange under the symbol: "NQL.A".

MANAGEMENT'S DISCUSSION AND ANALYSIS

Revenue

Geographic Segments

Three months ended June 30, 2003 and 2002

Canadian revenue for the quarter was $4.8 million compared to $4.9 million in 2002. Black Max operations in Canada posted revenue of $1.7 million compared to $1.8 million last year. CanFish operations showed revenue for the quarter of $2.9 million compared to $2.7 million in 2002. The remainder of the revenue in Canada came from third party revenue in NBJ Manufacturing and DPI.

In the US, revenue for the second quarter of 2003 were $12.7 million (includes DPI revenue of $3.1 million) compared to $8.9 million in the second quarter of 2002, an increase of 43%. On a more comparable basis (DPI excluded), revenue was $9.6 or 8% higher than 2002. Black Max operations in the US had revenue of $6.1 million compared to $7.1 million in the prior year. Ackerman International posted revenue of $3.5 million compared to $1.2 million in 2002. Included in revenue for the quarter were sales of approximately $2.0 million of redundant assets.

Internationally, the Company had revenue of $7.4 million (includes DPI revenue of $3.6 million) compared to $6.0 million in 2002, an increase of 23%. On a more comparable basis (DPI excluded), international revenue was $3.8 million or 36% below 2002 second quarter revenue. Aside from DPI, the next largest contributor to international revenue for the quarter was the Company's operations in Venezuela, posting revenue of $0.9 million. This compares to revenue of $2.5 million last year and $0.2 million last quarter. Activity has started to increase since the beginning of the year, with the active rig count climbing to approximately 30 rigs. Other international revenue came from operations in Holland ($0.6 million – 2003; $0.6 million – 2002), U.A.E. ($0.5 million – 2003; $0.3 million – 2002), Argentina ($0.5 million – 2003; $0.1 million – 2002) Mexico ($0.4 million – 2003; $0.5 million – 2002) and Bolivia ($0.4 million – 2003; $0.3 million – 2002). The remainder of the international revenue for the quarter includes sales to customers in Vietnam, Australia, and Egypt. DPI's revenue was earned in the Middle East, Europe, Africa and Asia Pacific regions.

The Company's geographic revenue distribution in the second quarter of 2003 was divided as follows: Canada – 19%; US – 51%; and International – 30%. In the second quarter of 2002, this allocation was Canada - 25%, US – 45% and International – 30%.

Six months ended June 30, 2003 and 2002

Canadian revenue for the six months ended June 30, 2003 was $16.8 million compared to $14.2 million in 2002, an increase of 18%. Black Max operations in Canada posted revenue of $8.0 million compared to $6.6 million last year. CanFish operations showed year-to-date revenue of $8.0 million compared to $6.8 million in 2002. The remainder of the revenue in Canada came from third party revenue in NBJ Manufacturing and DPI.

In the US, revenue for the six months ended June 30, 2003 was $26.0 million (includes DPI revenue of $7.6 million) compared to $16.8 million in 2002, an increase of 55%. On a more comparable basis (DPI excluded), revenue was $18.4 or 10% higher than 2002. Black Max operations in the US had revenue in the first six months of 2003 revenue of $13.0 million compared to $14 million in the prior year. Ackerman International posted revenue of $5.4 million compared to $2.8 million in 2002. Included in this year's revenue were sales of approximately $2.0 million of redundant assets.

Internationally, the Company had revenue of $14.2 million (includes DPI revenue of $6.6 million) compared to $12.1 million in 2002, an increase of 17%. On a more comparable basis (DPI excluded), international revenue was $7.6 million or 37% below 2002 revenue. Aside from DPI, the next largest contributor to international revenue for the year was the Company's operations in Holland, posting revenue of $1.5 million. This compares to revenue of $1.8 million last year. Other international revenue came from operations in the U.A.E. ($1.3 million – 2003; $1.20 million – 2002), Venezuela ($1.0 million – 2003; $5.30 million – 2002), Argentina ($1.0 million – 2003; $0.4 million – 2002) Mexico ($1.0 million – 2003; $1.0 million – 2002) and

Bolivia ($0.8 million – 2003; $0.5 million – 2002). The remainder of the international revenue for the quarter includes sales to customers in Vietnam, Australia, and Egypt. DPI's revenue was earned in the Middle East, Europe, Africa and Asia Pacific regions.

The Company's geographic revenue distribution for the first half of 2003 was divided as follows: Canada – 30%; US – 46%; and International – 24%. In 2002, this allocation was Canada - 31%, US – 39% and International – 30%.

Three months ended June 30, 2003 and 2002

Expenses

Direct expenses for the second quarter of 2003 were $14.7 million (59% of sales) compared to $10.9 million (55% of sales) for 2002. This resulted in a gross margin for the quarter of 41 percent compared to 45 percent in the prior year. The decrease in gross margin can be primarily attributed to the fixed component of direct expenses combined with the mix of revenue for the quarter. For example, certain areas with higher fixed costs achieved lower revenue than in the prior year.

General and administrative expenses for the second quarter were $11.2 million compared to $6.7 million in 2002 and $9.9 million in the first quarter of 2003. Included in general and administrative expenses for the second quarter are approximately $1.9 million in professional fees and other costs for which a similar amount was not incurred in prior periods. Excluding these expenses, G&A expenses have declined from Q1 2003 to $9.3 million. Also, by removing G&A expenses relating to DPI as well as the professional fees and other costs mentioned above, G&A expenses would have been $6.7 million, which compares favorably to G&A expenses in Q2 of 2002.

Amortization expense for the quarter was $5.7 million compared to $3.4 million in the second quarter of 2002. Included in amortization expense for the quarter was a $2.2 million charge relating to an impairment of deferred charges.

Interest expense in the quarter was $2.9 million compared to $0.9 million last year. Included in interest expense for the quarter was $0.6 million in extension fees, $0.3 million in additional interest relating to a rate increase of 1.5% to 1.75% on the Company's credit facilities, and a $0.2 million write-off of deferred financing costs relating to the previous credit agreement. The remainder of the increase can be attributed to interest and financing costs incurred on funds borrowed to acquire DPI and interest incurred by DPI itself on its operating line and long-term debt.

Six months ended June 30, 2003 and 2002

Expenses

Direct expenses for the six months ended June 30, 2003 were $31.7 million (56% of sales) compared to $23.9 million (55% of sales) for 2002. This resulted in a gross margin of 44 percent compared to 45 percent in the prior year. The decrease in gross margin can be primarily attributed to the fixed component of direct expenses combined with the mix of revenue for the quarter. For example, certain areas with higher fixed costs achieved lower revenue than in the prior year.

General and administrative expenses year-to-date were $21.2 million compared to $12.1 million in 2002. Included in general and administrative expenses are approximately $1.9 million in professional fees and other costs for which a similar amount was not incurred in the prior year. By excluding these expenses as well as G&A expenses relating to DPI (acquired in August 2002), G&A expenses would have been $13.6 million.

Amortization expense for the first six months of 2003 was $9.7 million compared to $6.9 million last year. Included in this year's amortization expense was a $2.2 million charge relating to an impairment of deferred charges.

Interest expense year-to-date was $4.8 million compared to $1.7 million last year. Included in interest expense was $0.6 million in extension fees, $0.3 million in additional interest relating to a rate increase of 1.5% to 1.75% on the Company's credit facilities, and a $0.2 million write-off of deferred financing costs relating to the previous credit agreement. The remainder of the increase can be attributed to interest and financing costs incurred on funds borrowed to acquire DPI and interest incurred by DPI itself on its operating line and long-term debt.

Goodwill Impairment

In conjunction with the requirements under CICA Handbook Section 3062 the Company is required to annually test its goodwill for impairment. Upon completion of its annual impairment test, the Company determined that a non-cash provision of $36.0 million of goodwill, relating to certain of its businesses, was required. These businesses include Northstar Drilling Systems Inc. ($19.3 million), Diamond Products International, Inc. ($12.7 million) and Ackerman International Corp. ($4.0 million).

The circumstances that contributed to an impairment of the goodwill arising from the May 15, 2001 acquisition of Northstar Drilling Systems Inc. include a slowdown in the utility industry, lower margins than anticipated, and lower than projected business activity due to slower customer product acceptance resulting in lower sales growth forecasts.

The circumstances that contributed to a partial impairment of the goodwill arising from the August 29, 2002 acquisition of Diamond Products International, Inc. relate to a slowdown in US deep water drilling, political unrest in Nigeria and Venezuela and enhanced competition.

The circumstances that contributed to an impairment of the goodwill arising from the July 1, 2000 acquisition of Ackerman International Corp. include a slowdown in the utility industry and a general decline in Ackerman's business activity.

Net Earnings

Net loss for the second quarter of 2003 was $42.1 million ($1.53 per share) compared to a net loss of $2.3 million ($0.10 per share) in the prior year. Net loss on a year-to-date basis was $43.3 million ($1.57 per share) compared to a net loss of $3.2 million ($0.14 per share) in the prior year. These current period and year-to-date losses includes a non-cash provision for goodwill impairment of $36.0 million, $1.9 million (net of income taxes) in professional fees, interest and other expenses, for which there is no comparable amounts in prior periods, and a $1.4 million (net of income taxes) non-cash provision relating to impairment of deferred charges. By excluding these items, the net loss for the quarter and year-to-date would have been $2.8 million ($0.10 per share) and $4.0 million ($0.15 per share), respectively.

Restatement of comparative figures

The Consolidated Balance Sheet as at June 30, 2002 and the Consolidated Statement of Operations and Consolidated Statement of Cash Flows for the three months and six months ended June 30, 2002 have been restated to reflect changes in the areas of foreign currency translation and future income taxes. See note 11 to these consolidated financial statements for further detail.

Liquidity and Capital Resources

As at June 30, 2003, the Company's current and long-term debt was $18.0 million as compared to $22.4 million at December 31, 2002. The Company also has a bridge loan in the amount $34.6 million which has remained unchanged from December 31, 2002. At June 30, 2003, the Company had bank indebtedness relating to its operating facilities of $34.3 million compared to $37.9 million at December 31, 2002. The credit facilities available to the Company and its subsidiaries at the end of the quarter included a Canadian bank operating facility of up to $30.0 million, operating lines at US banks totaling $4.6 million US and an operating line at a Dutch bank in the amount of 350,000 Euros (At June 30, 2003, one Euro was equal to 1.54 Canadian dollars).

As at June 30, 2003, the Company had a $29.4 million working capital deficiency (December 31, 2002 – working capital deficiency of $17.4 million). This deficiency arose primarily from a $34.6 million bridge loan, which is repayable in full by March 31, 2004, and from $14.0 million of term debt that is due June 30, 2004.

The Company has been suffering from a lack of liquidity and working capital, and has had difficulties in paying trade creditors and making certain other corporate payments required on an on-going basis. As well, the Company has required a series of extensions of its credit facilities.

The Company has taken several steps to improve its liquidity and working capital position and restore its financial stability, including the following:

The Company has completed a $10.0 million Bridge Note Financing ("Bridge Note") from CanFund VE Investors II, L.P. ("CanFund"), which was funded on July 31, 2003. The proceeds from the Bridge Note were used for working capital purposes, including payment of trade creditors. This indebtedness is evidenced by a $10 million promissory note in favour of CanFund. The Bridge Note bears interest during the first 90 days at 12% per annum and thereafter at 24% per annum. The Bridge Note is secured by a second charge on the assets of the Corporation and certain of its subsidiaries as well as guarantees from certain subsidiaries. All amounts are due and payable on March 31, 2004, other than $4 million, which is due on the earlier of November 25, 2003 and the date on which the funds from the Rights Offering (discussed below) are received. The Company paid a commitment fee of $0.3 million on July 31, 2003 to CanFund in connection with the borrowing under the Bridge Note.

The Company's refinancing plan includes a proposed private placement of common shares to each of Lime Rock Partners II, L.P. ("Lime Rock") and CanFund. The Company has entered into an agreement whereby it will issue an aggregate of 7,936,600 common shares at a subscription price of $3.15 per share. The Company expects the net proceeds (after estimated transaction costs of approximately $1.5 million) from this transaction to be approximately $23.5 million. All of the net proceeds from this transaction will be used to repay the Bridge Loan, with the exception of $2 million, which will be used for working capital purposes. The Private Placement Transaction is subject to shareholder approval and approval of the waiver of the Company's shareholder protection rights plan to the transaction. The Company has agreed to a break fee of $4.5 million if the common share private placement is not completed subject to certain circumstances.

Following the completion of the Private Placement Transaction, the Company intends to complete a Rights Offering at an exercise price of $3.15 per share to all NQL common shareholders, whereby NQL shareholders will be issued one right for each common share held. NQL shareholders will be entitled to purchase one common share for every five rights held. If fully subscribed, the Rights Offering is expected to raise net proceeds (after estimated transaction costs of approximately $0.45 million) of $21.9 million. All of the net proceeds of the Rights Offering will be used to repay the Bridge Loan, with the exception of $12 million, $4 million of which will be used to repay the CanFund Bridge Note and $8.0 million which will be used for working capital purposes, subject to certain conditions. The Rights Offering is subject to shareholder approval of the waiver of the Company's shareholder protection rights plan to the transaction. CanFund has provided to the Company a stand-by commitment in respect of the Rights Offering, whereby it has agreed to acquire all common shares issuable on the exercise of rights not otherwise exercised, subject to certain conditions.

In the event the Rights Offering is not fully subscribed, the Company has arranged for contingency financing from Lime Rock and CanFund by way of Subordinated Debt Financing. The Company will issue debentures in equal parts to each of Lime Rock and CanFund in an amount equal to the amount by which the Rights Offering is undersubscribed up to a maximum of $20 million. The Subordinated Debentures will bear interest at 12% per annum, payable quarterly. The principal amount owing under the Subordinated Debentures will be payable, on account of the Subordinated Debenture issued to Lime Rock, on the date that is five years and one week after the issuance thereof and, on the account of the Subordinated Debenture issued to CanFund, on the date that is one year after the issuance thereof. The amounts owing under the Subordinated Debentures will be guaranteed by certain subsidiaries of the Corporation. Such guarantees will be subordinate to any guarantees provided in connection with the Company's Credit Facilities and the Bridge Note.

In conjunction with the refinancing plans discussed above, effective June 30, 2003, the Company entered into a loan extension agreement with its Canadian senior bank lenders. Under the terms of this agreement, the lenders have agreed to extend the Company's credit facilities to June 30, 2004, provided that certain conditions are satisfied, including the completion of the refinancing plan. All amounts owing under the Company's Credit Facilities to its Canadian senior bank lenders are now due and payable on June 30, 2004, with the exception of the Bridge Loan, which is due on March 31, 2004. Pursuant to the loan extension agreement, there are certain conditions, which may require earlier repayment. Subject to the terms of the agreement, all amounts owing under the credit facilities will bear interest at prime plus 4.25%. Under the

terms of its previous loan agreement, the Company was in violation of certain financial covenants as at June 30, 2003. Under this new agreement, the Company is no longer in violation of any financial covenants.

The Company's continued existence is dependent upon its ability to complete its refinancing plans and to restore and maintain profitable operations. Although all parties are committed to completion of the refinancing transactions, no assurance can be given that they will be completed.

Once the above refinancing plans are completed, the Company's expects that its financial stability will be restored, returning the Company to normal operations and growth.

Contingencies

The Canada Customs and Revenue Agency ("CCRA") is auditing certain of the Company's transfer pricing methodologies for the fiscal years 1996 to 2002. The Company anticipates that this matter will go before competent authority, comprised of representatives of the CCRA and the Internal Revenue Service ("IRS") of the United States. During the period ended June 30, 2003 transfer pricing discussions with CCRA continued. Due to the nature of the matter, the amount of the loss, if any, cannot be reasonably estimated and therefore no amounts have been accrued in these financial statements. Management now estimates the maximum after-tax charge resulting from the most negative outcome on resolution of this matter could be up to $7 million. Management anticipates that any assessment issued by CCRA, would be partially offset by as much as $2.5 million, by credits in other tax jurisdictions. At December 31, 2002, the Company had loss carry forwards available, which could be used to reduce the cash impact of any assessment by approximately $1.2 million.. Management will continue to work with its advisors to resolve this issue.

Outlook

The steps taken by the Company's Board of Directors demonstrate a strong commitment to return the Company to financial health. The Board and management will continue to review the Company's operations in order to improve the future profitability of the Company.

It is expected that the Company will continue to incur additional professional fees and increased interest costs in the third quarter of 2003. However, after the completion of both the private placement and the rights offering, management anticipates these costs to return to historical levels for the balance of the year. As well, once these financial issues have been dealt with, this should allow the Board and management to refocus their efforts on strengthening the operations of the Company.

We will also continue to focus on increasing utilization of existing downhole tools and inventory. Due to the slowdown in some the Company's South American markets, downhole tools and inventory are being shifted to more active markets.

With the recent increase in drilling activity in many of the Company's markets, we are encouraged about the prospects for the balance of 2003 and into 2004. Upon completion of the Company's restructuring plans, its financial structure should be well positioned to take advantage of any opportunities that may arise during this business cycle.

Non-GAAP Measures

In this quarterly report, we have included measures of earnings before goodwill impairment and other charges of an infrequent nature, because we believe that this information will assist investors' understanding of the level of our core earnings and to assess our performance in 2003 compared to the prior year. We believe that conventional measures of performance prepared in accordance with Canadian generally accepted accounting principles ("GAAP") do not fully illustrate our core earnings. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

August 15, 2003

The Ontario Securities Commission
The Alberta Securities Commission
The British Columbia Securities Commission
The Quebec Securities Commission
The Manitoba Securities Commission
The Nova Scotia Securities Commission

Dear Sirs:

Please accept this letter as written confirmation that NQL Drilling Tools Inc.'s second quarter report for the three months ended June 30, 2003 has been distributed to all parties listed on the supplemental mailing list. The date of mailing was August 15, 2003.

Sincerely,

Darren Stevenson, CA
Controller

DS/ds

| C. 11

03 NOV 10 AM 7:21

NQL DRILLING TOOLS INC.

REPORT TO SHAREHOLDERS
FINANCIAL HIGHLIGHTS

(Thousands of Canadian Dollars, except per share figures)	3 Months Ended March 31, 2003	3 Months Ended March 31, 2002	% Change
Revenues	$ 32,014	$ 23,245	38%
Net loss	$ (1,231)	$ (951)	29%
Per share – basic	$ (0.04)	$ (0.04)	0%
Per share – diluted	$ (0.04)	$ (0.04)	0%
Weighted average shares outstanding	27,547,870	23,617,679	17%

The Company recorded revenues of $32.0 million for the three months ended March 31, 2003. This represents an increase of 38% over revenues for the three months ended March 31, 2002, which were $23.2 million. Net loss for the quarter was $1.2 million ($0.05 per share), an increase of 29% over the 2002 net loss of $1.0 million ($0.04 per share).

QUARTERLY REVIEW

(Thousand of Canadian dollars, except per share data)	1st Q 2003	4th Q 2002	3rd Q 2002	2nd Q 2002	1st Q 2002
Revenues	$32,014	$30,276	$23,276	$19,903	$23,245
Direct expenses	$16,943	$17,515	$13,064	$10,880	$13,013
Gross Margin	$15,071	$12,761	$10,212	$9,023	$10,232
General & administrative expenses	$9,920	$10,385	$7,276	$6,738	$5,379
Amortization	$4,027	$4,315	$3,542	$3,366	$3,529
Foreign exchange loss (gain)	$1,133	$245	($671)	$93	$1,173
(Loss) income before interest expense and income taxes	($9)	($2,184)	$65	($1,174)	$151
Interest expense	$1,979	$2,285	$1,579	$942	$736
Loss before income taxes	($1,988)	($4,469)	($1,514)	($2,116)	($585)
Current tax expense (recovery)	$398	($1,694)	($867)	($39)	$91
Future tax (recovery) expense	($1,155)	($245)	($531)	$203	$275
Net loss	($1,231)	($2,530)	($116)	($2,280)	($951)
EPS – basic	($0.04)	($0.10)	$0.00	($0.10)	($0.04)
EPS – diluted	($0.04)	($0.10)	$0.00	($0.10)	($0.04)

MANAGEMENT'S DISCUSSION AND ANALYSIS

Revenues

Geographic Segments

Canadian revenues for the quarter were $12.0 million compared to $9.3 million in 2002, an increase of 29%. The increase reflects the high levels of activity experienced in Canada during the quarter, which saw drilling activity increase by 21% over last year. Black Max operations in Canada posted revenues of $6.3 million compared to $4.7 million last year. CanFish operations showed revenues for the quarter of $5.1 million compared to $4.1 million in 2001. The remainder of the revenues in Canada came from third party revenues in NBJ Manufacturing ($0.4 million) and DPI ($0.2 million).

In the US, revenues for the first quarter of 2003 were $13.2 million (includes DPI revenues of $4.4 million) compared to $8.0 million in the first quarter of 2002, an increase of 65%. On an organic basis (removing DPI), revenues were $8.8 or 10% higher than 2002. Black Max operations in the US had revenues of $6.9 million compared to $5.8 million in the prior year. Ackerman International posted revenues of $1.9 million compared to $1.6 million in 2002.

Internationally, the Company had revenues of $6.7 million (includes DPI revenues of $3.0 million) compared to $6.0 million in 2002, an increase of 12%. On an organic basis, international revenues were $3.7 million or 38% below 2002 first quarter revenues. Aside from DPI, the next largest contributor to international revenues for the quarter was the Company's operations in Holland, posting revenues of $0.9 million. This compares to revenues of $1.1 million last year. Venezuelan operations posted revenues of $0.2 million compared to $2.8 million in the prior year. The large decline relates to the ongoing geopolitical situation in this country. The Company's operations in the U.A.E. posted revenues for the quarter of $0.80 million compared to $0.90 million last year. Other international revenues came from operations in Mexico ($0.60 million – 2003; $0.50 million – 2002), Argentina ($0.50 million – 2003; $0.20 million – 2002), and Bolivia ($0.40 million – 2003; $0.20 million – 2002). The remainder of the international revenues includes sales to customers in Vietnam, Australia, and Scotland. DPI's revenues were earned in the Middle East, Europe, Africa and Asia Pacific regions.

The Company's geographic revenue distribution in the first quarter of 2003 was divided as follows: Canada – 38%; US – 41%; and International – 21%. In the first quarter of 2002, this allocation was Canada - 40%, US – 34% and International – 26%.

Expenses

Direct expenses for the first quarter of 2003 were $16.9 million (53% of sales) compared to $13.0 million (56% of sales) for 2002. This resulted in a gross margin for the quarter of 47 percent compared to 44 percent in the prior year. The increase in gross margin can be attributed to the fixed component of direct expenses combined with the increase in revenues. As well, the gross margin of DPI for the quarter, which was approximately 50%, had the effect of bringing the gross margin up on an overall basis by 1%.

General and administrative expenses for the quarter were $9.9 million, representing 31% of revenues, compared to $5.4 million or 23% in 2002. On an organic basis, G&A expenses were $6.7 million. This compares favorably to G&A expenses in Q4 of 2002, which were $7.5 million (excludes DPI).

Amortization expense increased to $4.0 million in 2003 from $3.5 million in the prior year. Amortization expense for the first quarter remained relatively consistent with fourth quarter 2002 amortization expense, which was $4.3 million.

Interest expense in the quarter was approximately $2.0 million compared to $0.7 million last year. The increase can be attributed to interest and financing costs incurred on funds borrowed to acquire DPI, interest incurred by DPI itself on its operating line and long-term debt and additional bank fees incurred to extend the credit facilities.

The income tax recovery for the quarter was $0.8 million compared to an expense of $0.4 million last year. The income tax recovery resulted from losses incurred in the quarter. The income tax expense in the prior year related to profits earned in taxable jurisdictions. These were not offset by losses incurred in other subsidiaries, as recovery of income taxes was not reasonably assured.

Net Earnings

Net loss for the first quarter of 2003 was $1.2 million compared to a net loss of $1.0 million in the prior year.

Restatement of comparative figures

The Consolidated Balance Sheet as at March 31, 2002 and the Consolidated Statement of Operations and Consolidated Statement of Cash Flows for the three months ended March 31, 2002 have been restated to reflect changes in the areas of foreign currency translation and future income taxes. See note 9 to these consolidated financial statements for further detail.

Liquidity and Capital Resources

As at March 31, 2003, the Company had long-term debt of $21.4 million as compared to $22.4 million at December 31, 2002. The Company also has a bridge loan in the amount $34.6 million which has remained unchanged from December 31, 2002. At March 31, 2003, the Company had bank indebtedness relating to its operating facilities of $37.5 million compared to $37.9 million at December 31, 2002. The credit facilities available to the Company and its subsidiaries at the end of the quarter included a Canadian bank operating facility of up to $30.0 million, operating lines at US banks totaling $4.6 million US and an operating line at a Dutch bank in the amount of 350,000 Euros. (At March 31, 2003, one Euro was equal to 1.59 Canadian dollars)

The Company is currently in violation of certain profit-based covenants under its financing arrangements and has required a series of extensions with regard to the bridge loan repayments. The Company has appointed a special committee of the Board of Directors whose mandate is to work with management and its financial advisors to explore refinancing alternatives.

As at March 31, 2003, the Company had a $22.6 million working capital deficiency compared to $17.4 million at December 31, 2002. This deficiency arose primarily from the $34.6 million bridge loan, which is due June 30, 2003 and from $15.0 million of long-term debt that is classified as a current liability due to the violation of financial covenants.

Outlook

Due to the short-term nature of the Company's present debt facilities, management will take a cautious approach for the balance of 2003 to ensure continued stability for its worldwide group of companies. Management will continue to work with its bankers and financial advisors to secure a long-term solution for its debt facilities. We will also continue to focus on increasing utilization of existing downhole tools and inventory and plan to transfer these assets into areas where the best return can be achieved. While many tools were moved into Canada from the US during the busy winter drilling season, many of these tools are now being returned to the US as this market begins to strengthen. Due to the slowdown in some the Company's South American markets, downhole tools and inventory are being shifted to more active markets.

With the recent increase in drilling activity in many of the Company's markets, we are optimistic of the prospects for the balance of 2003 and into 2004.

NQL DRILLING TOOLS INC.

Consolidated Balance Sheet

(Thousands of Canadian dollars)	March 31, 2003 *(Unaudited)*	March 31, 2002 *(Unaudited)* *(restated – see note 9)*	December 31, 2002
ASSETS			
CURRENT ASSETS			
Cash	$1,392	$2,436	$1,688
Accounts receivable	35,102	33,150	35,613
Inventory	46,109	44,661	49,270
Prepaid expenses	2,053	3,749	2,739
Income taxes recoverable	6,863	---	6,110
Future income taxes	1,484	---	1,462
	93,003	83,996	96,882
Long-term investments	1,149	1,148	1,191
Future income taxes	4,042	1,933	3,934
Capital assets	110,866	107,752	114,763
Deferred charges	10,004	3,360	11,005
Goodwill (note 4)	74,825	37,738	77,803
	$ 293,889	$235,927	$305,578
LIABILITIES			
CURRENT LIABILITIES			
Bank indebtedness	$37,470	$30,932	$37,946
Bridge loan	34,600	---	34,600
Accounts payable and accrued liabilities	22,154	19,350	19,694
Income taxes payable	2,500	3,959	1,761
Current portion of long-term debt	18,890	4,609	20,325
	115,614	58,850	114,326
Long-term debt	2,551	16,210	2,113
Future income taxes	9,559	5,469	10,584
	127,724	80,529	127,023
SHAREHOLDERS' EQUITY			
Capital stock (note 5)	135,476	108,285	135,389
Retained earnings	34,678	40,835	35,909
Cumulative translation adjustments (note 6)	(3,989)	6,278	7,257
	166,165	155,398	178,555
	$293,889	$235,927	$305,578

NQL DRILLING TOOLS INC.

Consolidated Statements of Operations

(Thousands of Canadian dollars, except per share data) (Unaudited)	For the three months ended March 31, 2003	2002 (restated – see note 9)
REVENUES	$32,014	$23,245
Direct expenses	16,943	13,013
Gross margin	15,071	10,232
EXPENSES		
General and administrative	9,920	5,379
Amortization	4,027	3,529
Foreign exchange loss	1,133	1,173
	15,080	10,081
Income (loss) before interest expense and income taxes	(9)	151
Interest expense	1,979	736
Loss before income taxes	(1,988)	(585)
Income tax expense (recovery) - current	398	91
- future	(1,155)	275
	(757)	366
NET LOSS	($1,231)	($951)
Loss per common share – net		
Basic	($0.04)	($0.04)
Diluted	($0.04)	($0.04)
Weighted average shares outstanding	27,547,870	23,617,679

NQL DRILLING TOOLS INC.

Consolidated Statements of Retained Earnings

(Thousands of Canadian dollars) (Unaudited)	For the three months ended March 31, 2003	2002
Retained Earnings, beginning of period	35,909	41,786
Net loss for the period	(1,231)	(951)
Retained earnings, end of period	$34,678	$ 40,835

Consolidated Statements of Cash Flow

(Thousands of Canadian dollars) *(Unaudited)*	For the three months ended March 31, 2003	2002 *(restated – see note 9)*
OPERATING ACTIVITIES		
Net loss	($1,231)	($951)
Items not affecting cash		
Amortization	4,027	3,529
Amortization of deferred financing costs	221	---
Future income tax (recovery) expense	(1,155)	275
	1,862	2,853
Net change in operating working capital items	3,397	3,839
Cash provided by operating activities	5,259	6,692
FINANCING ACTIVITIES		
Bank indebtedness	(476)	1,407
Issuance of capital stock	87	8
Proceeds from long-term debt	726	24
Repayment of long-term debt	(1,236)	(1,447)
Cash used in financing activities	(899)	(8)
INVESTING ACTIVITIES		
Long-term investments	42	(3)
Deferred charges	(250)	25
Purchase of capital assets	(4,448)	(7,995)
Cash used in investing activities	(4,656)	(7,973)
Decrease in cash	(296)	(1,289)
Cash, beginning of period	1,688	3,725
Cash, end of period	$ 1,392	$ 2,436
Supplementary cash flow information		
Interest paid	$2,159	$811
Income taxes paid	$418	$542

NQL DRILLING TOOLS INC.

Notes to the Consolidated Financial Statements
(Thousands of Canadian dollars)
(Unaudited)

1. Basis of Presentation

These interim consolidated financial statements of NQL Drilling Tools inc. ("the Company") have been prepared by management in accordance with Canadian generally accepted accounting principles. These financial statements follow the same accounting policies and methods as the December 31, 2002 financial statements. The interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements and related notes thereto for the year ended December 31, 2002.

2. Continuation of the Business

While these consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, several adverse conditions and events cast doubt upon the validity of this assumption.

As at March 31, 2003, the Company has a $22.6 million working capital deficiency (December 31, 2002 – working capital deficiency of $17.4 million). This deficiency arose primarily from a $34.6 million bridge loan, which is due June 30, 2003, and from $15.0 million of term debt that is classified as a current liability due to a breach financial covenants relating to its bank credit facilities.

The Company must obtain revisions to existing financial covenants and bank loan terms. The Company is pursuing various options with its lenders for changes in the terms of its credit facilities. No agreements with lenders have been reached yet and there can be no assurance that such agreements will be reached, nor that financing efforts will be successful. The Company's continued existence is dependent upon its ability to restructure its financing arrangements and to restore and maintain profitable operations.

If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported net earnings, and the balance sheet classifications used.

3. Guarantees

Effective for the period ending March 31, 2003, the Company adopted the new CICA Accounting Guideline 14, Disclosure of Guarantees, which recommends companies disclose the nature, amount and terms of obligations under guarantee. At March 31, 2003, the Company has determined that as a result of implementing the new accounting guideline no additional disclosure is required to these consolidated financial statements.

4. Goodwill

Balance, beginning of period	$77,803
Foreign exchange	(2,978)
Balance, end of period	**$74,825**

5. Capital Stock

	March 31, 2003	December 31, 2002
Issued and Outstanding:		
Common Shares	27,549,103	27,530,603
Stock options	924,329	870,829
Share purchase warrants	189,535	189,535

6. Cumulative Translation Adjustments

Balance, beginning of period	$7,257
Net exchange loss for the period	(11,246)
Balance, end of period	**($3,989)**

The change in cumulative translation adjustments is primarily related to the change in the rate of exchange between the Canadian dollar and the U.S. dollar, and the effect this change has on the assets and liabilities of the Company's self-sustaining foreign subsidiaries. The exchange rate as at March 31, 2003 was 1.4716 compared to 1.5769 as at December 31, 2002.

7. Segmented Information

The Company's three operating divisions, Downhole Tools, Oilfield Services, and Manufacturing, have been determined based on the nature of the products produced and services provided.

For the three months ended March 31, 2003	Downhole Tools	Oilfield Services	Manufacturing	Consolidated
Revenues	$26,192	$5,110	$712	$32,014
Net (loss) income	($1,413)	$481	($299)	($1,231)
Total assets	$253,948	$27,212	$12,729	$293,889
Goodwill	$61,914	$10,706	$2,205	$74,825
Capital expenditures	$3,991	$388	$69	$4,448

For the three months ended March 31, 2002	Downhole Tools	Oilfield Services	Manufacturing	Consolidated
Revenues	$18,540	$4,071	$634	$23,245
Net (loss) income	($1,053)	$493	($391)	($951)
Total assets	$196,227	$27,421	$12,279	$235,927
Goodwill	$24,827	$10,706	$2,205	$37,738
Capital expenditures	$7,397	$483	$115	$7,995

8. Stock Based Compensation Plans

In the first quarter of 2003, the Company issued 75,000 options at an exercise price of $7.30. If compensation costs for options issued on or after January 1, 2002 had been determined based on the fair value methodology, using the Black-Scholes option pricing model, the Company's net income and earnings per share would have been decreased to the pro forma amounts indicated below:

	For the three months ended March 31, 2003	For the three months ended March 31, 2002
Net income as reported	$ (1,231)	$ (951)
Pro forma net income	$ (1,517)	$ (1,307)
Earnings per share as reported (basic)	$ (0.04)	$ (0.04)
Earnings per share as reported (diluted)	$ (0.04)	$ (0.04)
Pro forma earnings per share (basic)	$ (0.06)	$ (0.06)
Pro forma earnings per share (diluted)	$ (0.06)	$ (0.06)

The fair value of each option grant by the Company for the three months ended March 31, 2003 was estimated using the Black-Scholes option pricing model assuming a risk-free interest rate of 4.35% (2002 – 4.45%), an average life of 5 years and an expected volatility of 52.66% (2002 – 54.23%). The amounts computed according to the Black-Scholes pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.

9. Prior Period Adjustments

Subsequent to the issuance of the consolidated financial statements for the period ending March 31, 2002, the Company identified that insufficient unrealized intercompany gains on the sale of inventory had been eliminated upon consolidation for the years 1998 through 2001.

In the past, the Company translated the financial statements of its' subsidiaries from the local currency directly to the Canadian dollar using the current rate method of accounting. However, it has been determined that the US dollar better reflects the currency exposure of the operations in Venezuela, Bolivia, Argentina and Mexico, as most of their activities are conducted in US dollars. Therefore, the operations of these subsidiaries are now translated first from the local currency to the functional currency (US currency) using the temporal method of accounting and then from the US dollar to the Canadian dollar using the current rate method.

Foreign exchange on goodwill acquired in the Ackerman International purchase was recalculated to reflect exchange fluctuations which were previously unrecorded.

Upon acquisition of P&T Servicios Petroleros, C.A. and CanFish Services Inc., the future income tax liability related to the fair value allocation to capital assets was not recorded. The fair value allocation upon acquisition of these companies resulted in an increased value of the capital assets over the net book value. Since the acquisition, some of these capital assets had been disposed of and the increase in value on the disposed items had not previously been recorded.

As a result of the aforementioned items, the comparative consolidated financial statements for the three months ended March 31, 2002 have been restated and the following financial statement line items have been affected:

Consolidated Balance Sheet
March 31, 2002

Inventory:	
As previously reported	$48,543
As restated	$44,661
Capital Assets:	
As previously reported	$105,224
As restated	$107,752
Goodwill:	
As previously reported	$35,126
As restated	$37,738
Future Income Taxes:	
As previously reported	$4,016
As restated	$5,469
Retained Earnings:	
As previously reported	$52,199
As restated	$40,835
Cumulative Translation Adjustments:	
As previously reported	($4,891)
As restated	$6,278

Consolidated Statement of Operations
For the three months ended March 31, 2002

Revenues:	
As previously reported	$23,334
As restated	$23,245
Direct expenses:	
As previously reported	$12,757
As restated	$13,013
General and administrative:	
As previously reported	$4,731
As restated	$5,379
Amortization:	
As previously reported	$3,441
As restated	$3,529
Foreign exchange loss:	
As previously reported	$ - - -
As restated	$1,173
Future income taxes:	
As previously reported	$460
As restated	$275
Net income (loss):	
As previously reported	$1,118
As restated	($951)
Earnings (loss) per share - basic:	
As previously reported	$0.05
As restated	($0.04)
Earnings (loss) per share - diluted:	
As previously reported	$0.05
As restated	($0.04)

Consolidated Statements of Cash Flow
For the three months ended March 31, 2002

Net change in operating working capital items:	
As previously reported	$1,753
As restated	$3,839
Cash provided by operating activities:	
As previously reported	$6,772
As restated	$6,692

Disclosure Regarding Forward – Looking Statements

Statements in this interim report relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performances or achievements of NQL to be materially different from any future results implied by such forward-looking statements. Such factors include fluctuations in the market for oil and gas related products and services, demand for products and services in the drilling industry generally, political and economic conditions in countries in which NQL does business, the ability of NQL to attract and retain key personnel, the demand for services and products provided by NQL, and other factors which are described in further detail in NQL's filings including NQL's annual reports.

DIRECTORS AND OFFICERS

Dean Livingstone
Chairman, President & CEO

Michael Kennedy[1,4]
Director

William Richards[3,4]
Director

Allan Sawin[2,3]
Director

Derek Martin[2,3]
Director

Witold Gutter
Vice President & Secretary

Darren Stevenson
Vice President Finance & Chief Financial Officer

1. Lead Director
2. Nominating and Succession Committee
3. Audit Committee
4. Compensation Committee

HEAD OFFICE
NQL Drilling Tools Inc.
1507 – 4th Street
Nisku, Alberta
T9E 7M9
Telephone: (780) 955-8828
Toll Free (800) 700-7942
Fax (780) 955-3309
e-mail: blackmax@nql.com
website:www.nql.com

BANKER
Canadian Imperial Bank of Commerce
Edmonton, Alberta

AUDITORS
Deloitte & Touche LLP
Edmonton, Alberta

LEGAL COUNSEL
Anfield, Sujir, Kennedy & Durno
Vancouver, British Columbia

STOCK EXCHANGE LISTING
The Toronto Stock Exchange
Symbol: NQL.A

TRANSFER AGENT AND REGISTRAR
CIBC Mellon Trust Company
Calgary, Alberta

For further information please contact:

Dean Livingstone, President and CEO
1507 - 4th Street
Nisku, Alberta, T9E 7M9
Telephone: (780) 955-8828
Facsimile: (780) 955-3309
e-mail: dean.livingstone@nql.com

or

Darren Stevenson, Vice President Finance & CFO
1507 - 4th Street
Nisku, Alberta, T9E 7M9
Telephone: (780) 955-8828
Facsimile: (780) 955-3309
e-mail: darren.stevenson@nql.com

THE COMPANY

NQL Drilling Tools Inc is an industry leader in providing downhole tools and technology used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis. NQL Drilling Tools Inc. shares are traded on the Toronto Stock Exchange under the symbol: "NQL.A".

MANAGEMENT'S DISCUSSION AND ANALYSIS

Revenues

Geographic Segments

Canadian revenues for the quarter were $12.0 million compared to $9.3 million in 2002, an increase of 29%. The increase reflects the high levels of activity experienced in Canada during the quarter, which saw drilling activity increase by 21% over last year. Black Max operations in Canada posted revenues of $6.3 million compared to $4.7 million last year. CanFish operations showed revenues for the quarter of $5.1 million compared to $4.1 million in 2001. The remainder of the revenues in Canada came from third party revenues in NBJ Manufacturing ($0.4 million) and DPI ($0.2 million).

In the US, revenues for the first quarter of 2003 were $13.2 million (includes DPI revenues of $4.4 million) compared to $8.0 million in the first quarter of 2002, an increase of 65%. On an organic basis (removing DPI), revenues were $8.8 or 10% higher than 2002. Black Max operations in the US had revenues of $6.9 million compared to $5.8 million in the prior year. Ackerman International posted revenues of $1.9 million compared to $1.6 million in 2002.

Internationally, the Company had revenues of $6.7 million (includes DPI revenues of $3.0 million) compared to $6.0 million in 2002, an increase of 12%. On an organic basis, international revenues were $3.7 million or 38% below 2002 first quarter revenues. Aside from DPI, the next largest contributor to international revenues for the quarter was the Company's operations in Holland, posting revenues of $0.9 million. This compares to revenues of $1.1 million last year. Venezuelan operations posted revenues of $0.2 million compared to $2.8 million in the prior year. The large decline relates to the ongoing geopolitical situation in this country. The Company's operations in the U.A.E. posted revenues for the quarter of $0.80 million compared to $0.90 million last year. Other international revenues came from operations in Mexico ($0.60 million – 2003; $0.50 million – 2002), Argentina ($0.50 million – 2003; $0.20 million – 2002), and Bolivia ($0.40 million – 2003; $0.20 million – 2002). The remainder of the international revenues includes sales to customers in Vietnam, Australia, and Scotland. DPI's revenues were earned in the Middle East, Europe, Africa and Asia Pacific regions.

The Company's geographic revenue distribution in the first quarter of 2003 was divided as follows: Canada – 38%; US – 41%; and International – 21%. In the first quarter of 2002, this allocation was Canada - 40%, US – 34% and International – 26%.

Expenses

Direct expenses for the first quarter of 2003 were $16.9 million (53% of sales) compared to $13.0 million (56% of sales) for 2002. This resulted in a gross margin for the quarter of 47 percent compared to 44 percent in the prior year. The increase in gross margin can be attributed to the fixed component of direct expenses combined with the increase in revenues. As well, the gross margin of DPI for the quarter, which was approximately 50%, had the effect of bringing the gross margin up on an overall basis by 1%.

General and administrative expenses for the quarter were $9.9 million, representing 31% of revenues, compared to $5.4 million or 23% in 2002. On an organic basis, G&A expenses were $6.7 million. This compares favorably to G&A expenses in Q4 of 2002, which were $7.5 million (excludes DPI).

Amortization expense increased to $4.0 million in 2003 from $3.5 million in the prior year. Amortization expense for the first quarter remained relatively consistent with fourth quarter 2002 amortization expense, which was $4.3 million.

Interest expense in the quarter was approximately $2.0 million compared to $0.7 million last year. The increase can be attributed to interest and financing costs incurred on funds borrowed to acquire DPI, interest incurred by DPI itself on its operating line and long-term debt and additional bank fees incurred to extend the credit facilities.

The income tax recovery for the quarter was $0.8 million compared to an expense of $0.4 million last year. The income tax recovery resulted from losses incurred in the quarter. The income tax expense in the prior year related to profits earned in taxable jurisdictions. These were not offset by losses incurred in other subsidiaries, as recovery of income taxes was not reasonably assured.

Net Earnings

Net loss for the first quarter of 2003 was $1.2 million compared to a net loss of $1.0 million in the prior year.

Restatement of comparative figures

The Consolidated Balance Sheet as at March 31, 2002 and the Consolidated Statement of Operations and Consolidated Statement of Cash Flows for the three months ended March 31, 2002 have been restated to reflect changes in the areas of foreign currency translation and future income taxes. See note 9 to these consolidated financial statements for further detail.

Liquidity and Capital Resources

As at March 31, 2003, the Company had long-term debt of $21.4 million as compared to $22.4 million at December 31, 2002. The Company also has a bridge loan in the amount $34.6 million which has remained unchanged from December 31, 2002. At March 31, 2003, the Company had bank indebtedness relating to its operating facilities of $37.5 million compared to $37.9 million at December 31, 2002. The credit facilities available to the Company and its subsidiaries at the end of the quarter included a Canadian bank operating facility of up to $30.0 million, operating lines at US banks totaling $4.6 million US and an operating line at a Dutch bank in the amount of 350,000 Euros. (At March 31, 2003, one Euro was equal to 1.59 Canadian dollars)

The Company is currently in violation of certain profit-based covenants under its financing arrangements and has required a series of extensions with regard to the bridge loan repayments. The Company has appointed a special committee of the Board of Directors whose mandate is to work with management and its financial advisors to explore refinancing alternatives.

As at March 31, 2003, the Company had a $22.6 million working capital deficiency compared to $17.4 million at December 31, 2002. This deficiency arose primarily from the $34.6 million bridge loan, which is due June 30, 2003 and from $15.0 million of long-term debt that is classified as a current liability due to the violation of financial covenants.

Outlook

Due to the short-term nature of the Company's present debt facilities, management will take a cautious approach for the balance of 2003 to ensure continued stability for its worldwide group of companies. Management will continue to work with its bankers and financial advisors to secure a long-term solution for its debt facilities. We will also continue to focus on increasing utilization of existing downhole tools and inventory and plan to transfer these assets into areas where the best return can be achieved. While many tools were moved into Canada from the US during the busy winter drilling season, many of these tools are now being returned to the US as this market begins to strengthen. Due to the slowdown in some the Company's South American markets, downhole tools and inventory are being shifted to more active markets.

With the recent increase in drilling activity in many of the Company's markets, we are optimistic of the prospects for the balance of 2003 and into 2004.



Q3

NQL DRILLING TOOLS inc.

INTERIM REPORT
FOR THE THIRD QUARTER
ENDED SEPTEMBER 30, 2002

FINANCIAL HIGHLIGHTS

(Thousands of Canadian Dollars, except per share figures)

	9 Months ended Sept. 30, 2002	9 Months ended Sept. 30, 2001	% Change
Revenues	$ 66,424	$ 94,250	-30%
EBITDA(1)	$ 14,634	$ 35,040	-58%
Income before goodwill amortization	$ 1,575	$ 15,517	-90%
Per share – basic	$ 0.07	$ 0.72	-90%
Per share – diluted	$ 0.07	$ 0.71	-90%
Cash flow from operations	$ 12,300	$ 22,082	-44%
Per share – basic	$ 0.52	$ 1.02	-49%
Per share – diluted	$ 0.51	$ 1.00	-49%

(1) Calculation = income before interest plus amortization

The Company recorded revenues of $66.4 million for the nine months ended September 30, 2002. This represents a decrease of 30% over revenues for the nine months ended September 30, 2001, which were $94.3 million. EBITDA decreased 58 percent to $14.6 million from $35.0 million in 2001. Net income for the nine months was $1.6 million ($0.07 per diluted share), a decrease of 90% over the 2001 income before goodwill amortization of $15.5 million ($0.71 per diluted share). Cash flow from operations was $12.3 million ($0.51 per diluted share) versus $22.1 million ($1.00 per diluted share), a decrease of 44%.

FINANCIAL HIGHLIGHTS

(Thousands of Canadian Dollars, except per share figures)

	3 Months ended Sept. 30, 2002	3 Months ended Sept. 30, 2001	% Change
Revenues	$ 23,309	$ 33,525	-30%
EBITDA	$ 3,687	$ 12,536	-71%
Income (loss) before goodwill amortization	$ (93)	$ 5,528	-102%
Per share – basic	$ 0.00	$ 0.24	-100%
Per share – diluted	$ 0.00	$ 0.23	-100%
Cash flow from operations	$ 3,083	$ 7,560	-59%
Per share – basic	$ 0.13	$ 0.32	-59%
Per share – diluted	$ 0.13	$ 0.32	-59%

The Company recorded revenues of $23.3 million during the third quarter of fiscal 2002. This represents a decrease of 30% over 2001 revenues, which were $33.5 million. EBITDA decreased 71% to $3.7 million compared to $12.5 million in the prior year. A net loss of $93,000 ($0.00 per diluted share) was recorded for the quarter compared to income before goodwill amortization of $5.5 million ($0.23 per diluted share) recorded in Q3 of 2001. Cash flow from operations was $3.1 million ($0.13 per diluted share) versus $7.6 million ($0.32 per diluted share).

QUARTERLY REVIEW

(Thousands of Canadian Dollars, except per share figures)

	3rd Q 2002	2nd Q 2002	1st Q 2002	4th Q 2001	3rd Q 2001
Revenues	$ 23,309	$ 19,781	$ 23,334	$ 30,711	$ 33,525
EBITDA	$ 3,687	$ 5,101	$ 5,846	$ 7,129	$ 12,536
Income (loss) before goodwill amortization	$ (93)	$ 550	$ 1,118	$ 1,788	$ 5,528
Per Share – diluted	$ 0.00	$ 0.02	$ 0.05	$ 0.08	$ 0.23
Cash flow from operations	$ 3,083	$ 4,198	$ 5,019	$ 4,442	$ 7,560
Per Share – diluted	$ 0.13	$ 0.17	$ 0.21	$ 0.19	$ 0.32

MANAGEMENT'S DISCUSSION AND ANALYSIS

REVENUES

Geographic Segments

Canadian revenues for the quarter were $6.6 million compared to $10.2 million in 2001 and $4.9 million last quarter. The decline in revenues can be attributed to a general reduction in drilling activity in the Canadian market compared to the prior year. Black Max operations in Canada posted revenues of $2.7 million compared to $4.5 million last year and $2.7 million last quarter. CanFish operations showed revenues for the quarter of $3.2 million compared to $5.5 million in 2001 and $2.7 million last quarter.

Similar results occurred in the US, with the substantial decline in drilling activity in that market. Overall, US revenues for the third quarter were $9.0 million (includes DPI revenues of $1.6 million) compared to $14.8 million in the third quarter of 2001. Black Max operations in the US had revenues of $5.0 million compared to $10.4 million in the prior year. Ackerman International posted revenues of $1.4 million compared to $3.2 million.

Internationally, the Company had revenues of $7.7 million (includes DPI revenues of $1.7 million) compared to $8.5 million in 2001 and $6.0 million in the second quarter of 2002. The largest contributor to international revenues for the quarter was the Company's U.A.E. operation, posting revenues of $1.8 million. This compares to revenues of $0.8 million last year and $0.3 million last quarter. Venezuelan operations posted revenues of $1.3 million compared to $4.3 million in the prior year. Other international revenues came from operations in Holland, Bolivia, Argentina and Mexico. International revenues also included some sales to a customer in Vietnam. DPI's revenues were earned in the Middle East, Europe, Africa and Asia Pacific regions.

The Company's geographic revenue distribution in the third quarter of 2002 was divided as follows: Canada – 28%; US – 39%; and International – 33%. (Year-to-date: Canada – 31%; US – 39%; International – 30%) In the third quarter of 2001, this allocation was Canada - 31%, US – 44% and International – 25%.

EXPENSES

Direct expenses for the third quarter of 2002 were $12.6 million (54% of sales) compared to $15 million (45% of sales) for 2001. This resulted in a gross margin for the quarter of 46 percent compared to 55 percent in the prior year. The reduction in gross margin can be attributed to the fixed component of direct expenses combined with the decline in revenues.

General and administrative expenses were $7.1 million, representing 31% of revenues, compared to $6.5 million or 19% in 2001. On an organic basis, G&A expenses actually declined for the quarter to $6.0 million. This compares to G&A expenses of $6.5 million last quarter. EBITDA for the quarter was $3.7 million (16% of sales) compared to $12.5 million (37% of sales) in 2001 and $5.1 million last quarter (26% of sales). However, last quarter the Company benefited by a large foreign exchange gain ($2.3 million) which did not exist in the third quarter. Therefore, operationally an improvement was shown quarter over quarter.

Amortization expense increased to $3.4 million in 2002 from $3.2 million in the prior year.

Interest expense in the quarter was $1.6 million compared to $0.9 million last year. The increase can be attributed to interest and financing costs incurred on funds borrowed to acquire DPI. The income tax recovery for the quarter was $1.2 million compared to an expense of $2.9 million last year. The income tax recovery resulted from losses incurred in higher North American tax jurisdictions combined with profits earned in lower international tax jurisdictions. The effective income tax rate for the Company for the nine months ending September 30, 2002 was (25%) compared to 34% in 2001.

NET EARNINGS

Net loss for the third quarter was $93,000 compared to income before goodwill amortization of $5.5 million in 2001. Effective January 1, 2002, the Company adopted new accounting standards for business combinations, goodwill and other intangible assets. Under the new standards of accounting for goodwill, goodwill is no longer amortized. Goodwill amortization recorded in the third quarter of 2001 was $0.6 million.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operations for the quarter and year-to-date amounted to $3.1 million and $12.3 million, respectively. These levels have decreased 59% and 44% from the 2001 third quarter and nine month amounts of $7.6 million and $22.1 million. Capital expenditures for the quarter totaled $4.4 million, bringing the year-to-date total to $17.1 million.

At September 30, 2002, the Company had negative working capital of $28.2 million compared to working capital of $31.1 million at the end of 2001. The negative working capital position results from a $53 million bridge loan, which is due February 15, 2003. This loan was used to close the acquisition of Diamond Products International, Inc. By excluding this loan, the working capital position of the Company would be $24.8 million. The Company is currently working on a longer-term alternative for this loan. At September 30, 2002, the Company had bank indebtedness relating to its operating facilities of $33.9 million compared to $29.5 million at December 31, 2001. The credit facilities available to the Company and its subsidiaries at the end of the quarter included a Canadian bank operating facility of up to $30.0 million, operating lines at US banks totaling $6.0 million US and an operating line at a Dutch bank in the amount of 350,000 Euros. (At September 30, 2002, one Euro was equal to 1.55 Canadian dollars) The Company had long-term debt (excluding current portion) of $14.7 million at the end of the third quarter.

RECENT DEVELOPMENTS

On August 29, 2002 the Company closed the acquisition of Houston, Texas-based Diamond Products International, Inc. ("DPI"), a leading polycrystalline diamond compact ("PDC") drill bit design and manufacturing business. DPI will continue to operate as a stand-alone entity with existing management and employees remaining with the company.

The strategic merger will dramatically increase the global presence for many of DPI's cost effective, high-performance products, which had previously been unavailable in many markets. The integration of the acquisition is well under way, leveraging on the operational synergies between the companies. The acquisition is expected to be accretive in both 2002 and 2003.

OUTLOOK

The Company will continue to take a cautious approach for the balance of 2002 to ensure continued stability for its worldwide group of companies. We will also continue to focus on increasing utilization of existing downhole tools, particularly the Black Max motors (of which NQL has over 1,500 deployed strategically worldwide). With activity expected to increase in Canada for the winter drilling season, many tools will be moved into the Canadian market from facilities across the US. The Company will also continue its efforts to introduce new products to the marketplace, such as the RTI tool and the rotary steerable tool. As well, the Company is very excited about its recent DPI acquisition. DPI is expected to benefit through expanding its products into the NQL's existing international infrastructure. There are also many opportunities now available through combined product offerings.

The Company will continue to focus its efforts on increasing its international business to assist in offsetting the cyclical nature of the North American oil and gas market. Although the past year has been turbulent times for the oil and gas industry, the Company is optimistic that a recovery will occur over the next year. With its increased product offerings and international infrastructure of locations, the Company is well positioned to participate in any upswing in activity.

CONSOLIDATED BALANCE SHEET

(Thousands of Canadian Dollars)

	Sept. 30, 2002 (unaudited)	December 31, 2001
ASSETS		
Current Assets		
Cash	$ 2,168	$ 3,725
Accounts receivable	32,916	35,743
Inventory	49,341	45,525
Prepaid expenses	4,051	4,353
	88,476	89,346
Long-term investments	1,289	1,145
Future income taxes	1,987	1,818
Capital assets	109,125	101,840
Deferred charges	10,059	3,521
Goodwill	74,605	35,126
	$ 285,541	$ 232,796
LIABILITIES		
Current Liabilities		
Bank indebtedness	$ 33,915	$ 29,525
Accounts payable and accrued liabilities	21,666	19,310
Income taxes payable	(93)	4,410
Current portion of long-term liabilities	61,220	5,002
	116,708	58,247
Long-term liabilities	14,698	17,320
Future income taxes	5,047	1,393
	136,453	76,960
SHAREHOLDERS' EQUITY		
Capital stock (note 4)	111,729	108,277
Retained earnings	49,111	47,536
Cumulative translation adjustments	(11,752)	23
	149,088	155,836
	$ 285,541	$ 232,796

(Thousands of Canadian Dollars, except per share figures, unaudited)

	For the Three months ended Sept. 30,		For the Nine months ended Sept. 30,	
	2002	2001	2002	2001
REVENUES	$ 23,309	$ 33,525	$ 66,424	$ 94,250
Direct expenses	12,578	15,133	35,834	43,561
Income from operations	10,731	18,392	30,590	50,689
EXPENSES				
General and administrative	7,134	6,517	19,531	17,222
Amortization	3,414	3,173	10,115	8,644
Foreign exchange gain	(90)	(661)	(3,575)	(1,573)
	10,458	9,029	26,071	24,293
Income before interest expense	273	9,363	4,519	26,396
Interest expense	1,579	939	3,257	2,748
Income before income taxes	(1,306)	8,424	1,262	23,648
Income taxes - current	(867)	4,037	(815)	10,210
- future	(346)	(1,141)	502	(2,079)
	(1,213)	2,896	(313)	8,131
Income before goodwill amortization	(93)	5,528	1,575	15,517
Goodwill amortization, net of income taxes	—	565	—	1,375
NET INCOME	(93)	4,963	1,575	14,142
Earnings per share before goodwill amortization:				
Basic	$ 0.00	$ 0.24	$ 0.07	$ 0.72
Diluted	$ 0.00	$ 0.23	$ 0.07	$ 0.71
Earnings per share:				
Basic	$ 0.00	$ 0.21	$ 0.07	$ 0.65
Diluted	$ 0.00	$ 0.21	$ 0.07	$ 0.64
Common shares outstanding	24,077,703	23,590,968	24,077,703	23,590,968
Weighted average shares outstanding	23,994,970	23,512,359	23,808,664	21,614,466
Diluted shares outstanding	24,184,168	23,894,863	24,084,965	21,985,642

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(Thousands of Canadian Dollars, unaudited)

	For the Three months ended Sept. 30,		For the Nine months ended Sept. 30,	
	2002	2001	2002	2001
Retained earnings, beginning of period, as previously reported	$ 49,204	$ 44,466	$ 51,081	$ 34,800
Prior period adjustments (note 7)	—	(3,059)	(3,545)	(2,572)
Retained earnings, beginning of period, as restated	49,204	41,407	47,536	32,228
Net income for the period	(93)	4,963	1,575	14,142
Retained earnings, end of period	$ 49,111	$ 46,370	$ 49,111	$ 46,370

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

(Thousands of Canadian Dollars, unaudited)

	For the Three months ended Sept. 30, 2002	For the Three months ended Sept. 30, 2001	For the Nine months ended Sept. 30, 2002	For the Nine months ended Sept. 30, 2001
OPERATING ACTIVITIES				
Net Income	$ (93)	$ 4,963	$ 1,575	$ 14,142
Add items not requiring cash:				
Amortization	3,414	3,173	10,115	8,644
Goodwill amortization	—	565	—	1,375
Amortization of deferred financing cost	108	—	108	—
Future income taxes	(346)	(1,141)	502	(2,079)
Cash flow from operations	3,083	7,560	12,300	22,082
Net change in operating working capital items from operations	990	3,269	1,728	(1,154)
Cash provided by operating activities	4,073	10,829	14,028	20,928
FINANCING ACTIVITIES				
Bank indebtedness	(152)	(1,552)	1,918	5,365
Issuance of capital stock	279	119	1,484	376
Increase in long-term liabilities	53,450	525	55,013	4,205
Repayment of long-term liabilities	(1,353)	(886)	(4,501)	(9,799)
Cash provided by (used in) financing activities	52,224	(1,794)	53,914	147
INVESTING ACTIVITIES				
Business acquisitions, net of cash required (note 6)	(50,806)	(1,623)	(50,806)	(2,203)
Long-term investments	(22)	—	(144)	—
Deferred charges	(697)	862	(1,417)	707
Purchase of capital assets	(4,422)	(7,071)	(17,132)	(17,967)
Cash used in investing activities	(55,947)	(7,832)	(69,499)	(19,463)
Increase (decrease) in cash	350	1,203	(1,557)	1,612
Cash, beginning of period	1,818	1,660	3,725	1,251
Cash, end of period	$ 2,168	$ 2,863	$ 2,168	$ 2,863
Supplementary cash flow information:				
Interest paid	$ 910	$ 997	$ 2,412	$ 1,862
Income taxes paid	$ 1,868	$ 1,278	$ 3,688	$ 2,605

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(THOUSANDS OF CANADIAN DOLLARS)

1. BASIS OF PRESENTATION

These interim consolidated financial statements of NQL Drilling Tools inc. ("the Company") have been prepared by management in accordance with Canadian generally accepted accounting principles. These financial statements follow the same accounting policies and methods as the December 31, 2001 financial statements, except as noted below. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes thereto in the Company's annual report for the year ended December 31, 2001.

2. CHANGE IN ACCOUNTING POLICY

(a) Stock-Based Compensation Plans - Effective January 1, 2002, the Company adopted prospectively, the new accounting standard with respect to the accounting and disclosure of stock based compensation. The Company has elected to account for stock options by measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of grant over the exercise price. As no stock options have been issued at an exercise price below the quoted market value of the stock, no compensation expense has been recognized in the financial statements for stock options granted during the period.

Under the new accounting standard, companies that elect a method other than the fair value method of accounting are required to disclose pro forma net income and earnings per share information, using a pricing model such as the Black-Scholes model, as if the fair value method of accounting had been used (See Note 5). These new rules do not apply to pre-existing awards except for those awards that call for settlement in cash or other assets.

(b) Intangible Assets and Goodwill - Commencing January 1, 2002, the new recommendations of the Canadian Institute of Chartered Accountants (CICA) for intangible assets and goodwill apply to the Company. Rather than being systematically amortized, the carrying value of intangible assets with indefinite lives, and goodwill, will be periodically tested for impairment. Intangible assets with finite lives ("intangible assets subject to amortization") will be annually reviewed in respect of their useful lives. The test is applied to each of the Company's reporting units (the reporting units being identified in accordance with the criteria in the CICA Handbook section for intangible assets and goodwill):

Goodwill is to be tested for impairment as at January 1, 2002, and any transitional impairment amount would be considered to arise from a change in accounting policy and would be charged directly to opening retained earnings. The Company completed this test in the second quarter of 2002. By applying the prescribed method of comparing the fair value of its reporting units to the carrying amounts of its reporting units, the Company has assessed its goodwill and determined that there was no goodwill transitional impairment amount. Consistent with current industry-specific valuation methods and recommendations for assessment from the CICA Handbook Section 3062, the Company used a combination of the discounted cash flow model and the market comparable approach for determining the fair value of its reporting units.

3. SEGMENTED INFORMATION

The Company's three operating divisions include two reportable segments, oilfield services and the manufacturing and supply of downhole tools.

For the three months ended Sept. 30, 2002	Downhole Tools	Oilfield Services	Consolidated
Revenues	$ 20,101	$ 3,208	$ 23,309
Net Income	$ (172)	$ 79	$ (93)
Total Assets	$ 262,587	$ 22,954	$ 285,541
Goodwill	$ 66,224	$ 8,381	$ 74,605
Capital Expenditures	$ 4,230	$ 192	$ 4,422

For the three months ended Sept. 30, 2001	Downhole Tools	Oilfield Services	Consolidated
Revenues	$ 28,028	$ 5,497	$ 33,525
Net Income	$ 4,380	$ 583	$ 4,963
Total Assets	$ 211,595	$ 25,070	$ 236,665
Goodwill	$ 25,602	$ 8,498	$ 34,100
Capital Expenditures	$ 6,266	$ 805	$ 7,071

3. SEGMENTED INFORMATION (continued)

For the Nine months ended Sept. 30, 2002	Downhole Tools	Oilfield Services	Consolidated
Revenues	$ 56,455	$ 9,969	$ 66,424
Net Income	$ 1,881	$ (306)	$ 1,575
Total Assets	$ 262,587	$ 22,954	$ 285,541
Goodwill	$ 66,224	$ 8,381	$ 74,605
Capital Expenditures	$ 16,359	$ 773	$ 17,132

For the Nine months ended Sept. 30, 2001	Downhole Tools	Oilfield Services	Consolidated
Revenues	$ 79,675	$ 14,575	$ 94,250
Net Income	$ 12,788	$ 1,354	$ 14,142
Total Assets	$ 211,595	$ 25,070	$ 236,665
Goodwill	$ 25,602	$ 8,498	$ 34,100
Capital Expenditures	$ 16,544	$ 1,423	$ 17,967

4. CAPITAL STOCK

	September 30, 2002	December 31, 2001
Issued and Outstanding: Common Shares	24,077,703	23,607,968
Options and warrants convertible into common shares	1,060,364	1,129,597

5. STOCK BASED COMPENSATION PLANS

In the third quarter of 2002, the Company issued 60,000 options at an exercise price of $8.26. There have been 167,500 options issued year to date ranging in exercise price from $7.40 to $9.50 with a weighted average exercise price of $7.83. If compensation costs for options issued on or after January 1, 2002 had been determined based on the fair value methodology, using the Black-Scholes option pricing model, the Company's net income and earnings per share would have been decreased to the pro forma amounts indicated below:

	For the Three months ended Sept. 30, 2002	For the Nine months ended Sept. 30, 2002
Net income as reported	$ (93)	$ 1,575
Pro forma net income	$ (348)	$ 945
Earnings per share as reported (basic)	$ 0.00	$ 0.07
Earnings per share as reported (diluted)	$ 0.00	$ 0.07
Pro forma earnings per share (basic)	$ (0.01)	$ 0.04
Pro forma earnings per share (diluted)	$ (0.01)	$ 0.04

The fair value of each option grant by the Company and its subsidiaries was estimated using the Black-Scholes option pricing model assuming a risk-free interest rate of 4.17%, an average life of 5 years and an expected volatility of 51.58%. The amounts computed according to the Black-Scholes pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.

6. BUSINESS ACQUISITION

(a) On May 15, 2001, the Company acquired all the outstanding shares of Northstar Drilling Systems Inc. resulting in the strategic merger of Northstar's electromagnetic technology business. Northstar's EM System is an advanced wireless guidance technology used in oil and gas drilling, including underbalanced drilling and the trenchless construction (utility) industry. The acquisition has been accounted for by the purchase method of accounting and includes results of operations from the date of acquisition. The fair value ascribed to net assets acquired is set out in table (a).

The total cost of the purchase was $32,735, consisting of share consideration of 3,734,301 common shares with a value of $31,743 and transaction costs of $992. The value per share used to calculate the share consideration was $8.50. This price was the weighted average trading price per share for a ten day period before the announcement date.

(a)

Current assets (including $517 of cash)	$	14,482
Capital assets		7,444
Deferred charges		1,416
Future income taxes		2,667
Current liabilities		(7,658)
Bank indebtedness		(251)
Long-term debt		(4,605)
Future income taxes		(650)
Total net assets acquired	$	12,845
Goodwill		19,890
Total assets	$	32,735
Purchase price		
Common shares	$	31,743
Cash (transaction costs)		992
	$	32,735

(b) On September 30, 2001, the Company acquired all the outstanding shares of Numeric Machine Ltd., a privately owned machine shop based in Edmonton, Alberta. This company has now been wound up into NBJ Manufacturing Ltd. and its operations have been relocated to the Company's machining and manufacturing facility in Nisku. This acquisition will be beneficial in keeping up with the machining requirements and cost controls necessary as the Company continues to expand through acquisitions and new product lines.

The acquisition has been accounted for by the purchase method of accounting and includes results of operations from the date of acquisition. The fair value ascribed to net assets acquired is set out in table (b).

The total cost of the purchase was $2,400, consisting of share consideration of 75,000 common shares with a value of $582 and cash of $1,818. The value per share used to calculate the share consideration was $7.76. This price was the weighted average trading price per share for a ten-day period before the announcement date.

(b)

Current assets (including $168 of cash)	$	744
Capital assets		956
Current liabilities		(548)
Total net assets acquired	$	1,152
Goodwill		1,248
Total assets	$	2,400
Purchase price		
Common shares	$	582
Cash		1,818
	$	2,400

(c) On August 29, 2002, the Company acquired all the outstanding shares of Houston, Texas - based Diamond Products International Inc. ("DPI"), a leading polycrystalline diamond compact ("PDC") drill bit design and manufacturing business.

The acquisition has been accounted for by the purchase method of accounting and includes results of operations from the date of acquisition. The fair value ascribed to net assets acquired is set out in table (c).

(c)

Current assets (including $73 of cash)	$	18,124
Capital assets		4,099
Intangible assets		5,685
Current liabilities		(6,001)
Bank indebtedness		(2,472)
Long-term debt		(3,083)
Future income taxes		(2,983)
Total net assets acquired	$	13,369
Goodwill		39,478
Total assets	$	52,847
Purchase price		
Common shares and warrants	$	1,967
Cash (including $1,316 of transaction costs)		50,880
	$	52,847

6. BUSINESS ACQUISITION (continued)

The total cost of the purchase was $52,847, consisting of share consideration of 126,467 common shares with a value of $1,159, warrants consideration of 121,535 warrants with net value of $808, and cash of $50,880. The value per share used to calculate the share and warrant consideration was $9.168. This price was the weighted average trading price per share for a ten-day period before the announcement date.

7. PRIOR PERIOD ADJUSTMENTS

Subsequent to the issuance of the financial statements for the period ending September 30, 2001, the company identified that insufficient unrealized intercompany gains on the sale of inventory had been eliminated upon consolidation for the years 1998 through 2001. As a result, the consolidated financial statements for 2001 have been restated and the following financial statement line items have been affected:

Consolidated Statement of Operations

For the three and Nine months ended Sept. 30, 2001

	Three months ended Sept. 30, 2001	Nine months ended Sept. 30, 2001
Direct expenses:		
As previously reported	$ 14,749	$ 42,409
As restated	$ 15,133	$ 43,561
Future income taxes:		
As previously reported	$ (1,001)	$ (1,658)
As restated	$ (1,141)	$ (2,079)
Net income:		
As previously reported	$ 5,207	$ 14,873
As restated	$ 4,963	$ 14,142
Earnings per share:		
Basic – before goodwill amortization		
As previously reported	$ 0.25	$ 0.75
As restated	$ 0.24	$ 0.72
Diluted – before goodwill amortization		
As previously reported	$ 0.24	$ 0.74
As restated	$ 0.23	$ 0.71
Cash flow per share from operations:		
Basic		
As previously reported	$ 0.34	$ 1.08
As restated	$ 0.32	$ 1.02
Diluted		
As previously reported	$ 0.33	$ 1.06
As restated	$ 0.32	$ 1.00

Consolidated Balance Sheet

December 31, 2001

	December 31, 2001
Inventory:	
As previously reported	$ 51,118
As restated	$ 45,525
Future income taxes:	
As previously reported	$ 3,441
As restated	$ 1,393

8. COMPARATIVE FIGURES

The presentation of certain accounts of the previous year has been changed to conform with the presentation adopted for the current period.

Disclosure Regarding Forward – Looking Statements

Statements in this interim report relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performances or achievements of NQL to be materially different from any future results implied by such forward-looking statements. Such factors include fluctuations in the market for oil and gas related products and services, demand for products and services in the drilling industry generally, political and economic conditions in countries in which NQL does business, the ability of NQL to attract and retain key personnel, the demand for services and products provided by NQL, and other factors which are described in further detail in NQL's filings including NQL's annual reports.

CORPORATE INFORMATION

DIRECTORS AND OFFICERS

Dean Livingstone
Chairman of the Board,
President and CEO

Michael Kennedy[1,4]
Director

William N. Richards, Q.C.[3,4]
Director

Allan Sawin[2,3]
Director

Derek Martin[2,3]
Director

John King[2,4]
Director

Witold Gutter
Vice President & Secretary

Darren Stevenson
Vice President Finance
and Chief Financial Officer

1. Lead Director
2. Nominating and Succession Committee
3. Audit Committee
4. Compensation Committee

HEAD OFFICE

NQL Drilling Tools Inc.
1507 – 4th Street
Nisku, Alberta
Canada T9E 7M9
Telephone: (780) 955-8828
Toll Free: (800) 700-7942
Fax: (780) 955-3309

BANKER

Canadian Imperial Bank of Commerce
Edmonton, Alberta

AUDITORS

Deloitte & Touche LLP
Edmonton, Alberta

LEGAL COUNSEL

Anfield, Sujir, Kennedy & Durno
Vancouver, British Columbia

STOCK EXCHANGE LISTING

The Toronto Stock Exchange
Symbol: NQL.A

TRANSFER AGENT AND REGISTRAR

CIBC Mellon Trust Company
Calgary, Alberta

INVESTOR INQUIRIES

Telephone: (780) 955-6460
Fax: (780) 955-3528
E-mail: investor.info@nql.com
Website: www.nql.com

FOR FURTHER INFORMATION PLEASE CONTACT:

Dean Livingstone,
Chairman of the Board,
President and CEO
1507 – 4th Street
Nisku, Alberta
Canada T9E 7M9
Telephone: (780) 955-8828
Fax: (780) 955-3309
E-mail: dean.livingstone@nql.com

or

Darren Stevenson,
Vice President Finance and CFO
1507 – 4th Street
Nisku, Alberta
Canada T9E 7M9
Telephone: (780) 955-8828
Fax: (780) 955-3528
E-mail: darren.stevenson@nql.com

THE COMPANY

NQL Drilling Tools Inc is an industry leader in providing downhole tools and technology used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis. NQL Drilling Tools Inc. shares are traded on the Toronto Stock Exchange under the symbol: "NQL.A".

NQL

DRILLING TOOLS inc.

WORLDWIDE

Canada: Nisku, Alberta; Calgary, Alberta; Grande Prairie, Alberta; Lloydminster, Alberta; Whitecourt, Alberta; Bonnyville, Alberta; Estevan, Saskatchewan.

U.S.: Houston, Texas; Odessa, Texas; Bakersfield, California; Mt. Carmel, Illinois; Casper, Wyoming; Lafayette, Louisiana; Parkersburg, West Virginia; Denver, Colorado. Marketing and tool stocking facilities at Oklahoma City, Oklahoma and Traverse City, Michigan. DPI World Headquarters - Houston, Texas

International: Reynosa, Mexico, Ciudad Ojeda, Venezuela; Anaco, Venezuela; Barinas, Venezuela; Santa Cruz, Bolivia; Neuquen, Argentina, Akersloot, The Netherlands; St. James, Barbados; Dubai, United Arab Emirates; facilities in Perth, Australia and Loyang Crescent, Singapore are operated through a business associate and a joint venture, respectively.

For complete address and contact information see NQL's Website at www.nql.com



Q3

NQL DRILLING TOOLS inc.

INTERIM REPORT
FOR THE THIRD QUARTER
ENDED SEPTEMBER 30, 2002

FINANCIAL HIGHLIGHTS

(Thousands of Canadian Dollars, except per share figures)

	9 Months ended Sept. 30, 2002	9 Months ended Sept. 30, 2001	% Change
Revenues	$ 66,424	$ 94,250	-30%
EBITDA[1]	$ 14,634	$ 35,040	-58%
Income before goodwill amortization	$ 1,575	$ 15,517	-90%
Per share – basic	$ 0.07	$ 0.72	-90%
Per share – diluted	$ 0.07	$ 0.71	-90%
Cash flow from operations	$ 12,300	$ 22,082	-44%
Per share – basic	$ 0.52	$ 1.02	-49%
Per share – diluted	$ 0.51	$ 1.00	-49%

[1] Calculation = income before interest plus amortization

The Company recorded revenues of $66.4 million for the nine months ended September 30, 2002. This represents a decrease of 30% over revenues for the nine months ended September 30, 2001, which were $94.3 million. EBITDA decreased 58 percent to $14.6 million from $35.0 million in 2001. Net income for the nine months was $1.6 million ($0.07 per diluted share), a decrease of 90% over the 2001 income before goodwill amortization of $15.5 million ($0.71 per diluted share). Cash flow from operations was $12.3 million ($0.51 per diluted share) versus $22.1 million ($1.00 per diluted share), a decrease of 44%.

FINANCIAL HIGHLIGHTS

(Thousands of Canadian Dollars, except per share figures)

	3 Months ended Sept. 30, 2002	3 Months ended Sept. 30, 2001	% Change
Revenues	$ 23,309	$ 33,525	-30%
EBITDA	$ 3,687	$ 12,536	-71%
Income (loss) before goodwill amortization	$ (93)	$ 5,528	-102%
Per share – basic	$ 0.00	$ 0.24	-100%
Per share – diluted	$ 0.00	$ 0.23	-100%
Cash flow from operations	$ 3,083	$ 7,560	-59%
Per share – basic	$ 0.13	$ 0.32	-59%
Per share – diluted	$ 0.13	$ 0.32	-59%

The Company recorded revenues of $23.3 million during the third quarter of fiscal 2002. This represents a decrease of 30% over 2001 revenues, which were $33.5 million. EBITDA decreased 71% to $3.7 million compared to $12.5 million in the prior year. A net loss of $93,000 ($0.00 per diluted share) was recorded for the quarter compared to income before goodwill amortization of $5.5 million ($0.23 per diluted share) recorded in Q3 of 2001. Cash flow from operations was $3.1 million ($0.13 per diluted share) versus $7.6 million ($0.32 per diluted share).

QUARTERLY REVIEW

(Thousands of Canadian Dollars, except per share figures)

	3rd Q 2002	2nd Q 2002	1st Q 2002	4th Q 2001	3rd Q 2001
Revenues	$ 23,309	$ 19,781	$ 23,334	$ 30,711	$ 33,525
EBITDA	$ 3,687	$ 5,101	$ 5,846	$ 7,129	$ 12,536
Income (loss) before goodwill amortization	$ (93)	$ 550	$ 1,118	$ 1,788	$ 5,528
Per Share – diluted	$ 0.00	$ 0.02	$ 0.05	$ 0.08	$ 0.23
Cash flow from operations	$ 3,083	$ 4,198	$ 5,019	$ 4,442	$ 7,560
Per Share – diluted	$ 0.13	$ 0.17	$ 0.21	$ 0.19	$ 0.32

MANAGEMENT'S DISCUSSION AND ANALYSIS

REVENUES

Geographic Segments

Canadian revenues for the quarter were $6.6 million compared to $10.2 million in 2001 and $4.9 million last quarter. The decline in revenues can be attributed to a general reduction in drilling activity in the Canadian market compared to the prior year. Black Max operations in Canada posted revenues of $2.7 million compared to $4.5 million last year and $2.7 million last quarter. CanFish operations showed revenues for the quarter of $3.2 million compared to $5.5 million in 2001 and $2.7 million last quarter.

Similar results occurred in the US, with the substantial decline in drilling activity in that market. Overall, US revenues for the third quarter were $9.0 million (includes DPI revenues of $1.6 million) compared to $14.8 million in the third quarter of 2001. Black Max operations in the US had revenues of $5.0 million compared to $10.4 million in the prior year. Ackerman International posted revenues of $1.4 million compared to $3.2 million.

Internationally, the Company had revenues of $7.7 million (includes DPI revenues of $1.7 million) compared to $8.5 million in 2001 and $6.0 million in the second quarter of 2002. The largest contributor to international revenues for the quarter was the Company's U.A.E. operation, posting revenues of $1.8 million. This compares to revenues of $0.8 million last year and $0.3 million last quarter. Venezuelan operations posted revenues of $1.3 million compared to $4.3 million in the prior year. Other international revenues came from operations in Holland, Bolivia, Argentina and Mexico. International revenues also included some sales to a customer in Vietnam. DPI's revenues were earned in the Middle East, Europe, Africa and Asia Pacific regions.

The Company's geographic revenue distribution in the third quarter of 2002 was divided as follows: Canada – 28%; US – 39%; and International – 33%. (Year-to-date: Canada – 31%; US – 39%; International – 30%) In the third quarter of 2001, this allocation was Canada - 31%, US – 44% and International – 25%.

EXPENSES

Direct expenses for the third quarter of 2002 were $12.6 million (54% of sales) compared to $15 million (45% of sales) for 2001. This resulted in a gross margin for the quarter of 46 percent compared to 55 percent in the prior year. The reduction in gross margin can be attributed to the fixed component of direct expenses combined with the decline in revenues.

General and administrative expenses were $7.1 million, representing 31% of revenues, compared to $6.5 million or 19% in 2001. On an organic basis, G&A expenses actually declined for the quarter to $6.0 million. This compares to G&A expenses of $6.5 million last quarter. EBITDA for the quarter was $3.7 million (16% of sales) compared to $12.5 million (37% of sales) in 2001 and $5.1 million last quarter (26% of sales). However, last quarter the Company benefited by a large foreign exchange gain ($2.3 million) which did not exist in the third quarter. Therefore, operationally an improvement was shown quarter over quarter.

Amortization expense increased to $3.4 million in 2002 from $3.2 million in the prior year.

Interest expense in the quarter was $1.6 million compared to $0.9 million last year. The increase can be attributed to interest and financing costs incurred on funds borrowed to acquire DPI. The income tax recovery for the quarter was $1.2 million compared to an expense of $2.9 million last year. The income tax recovery resulted from losses incurred in higher North American tax jurisdictions combined with profits earned in lower international tax jurisdictions. The effective income tax rate for the Company for the nine months ending September 30, 2002 was (25%) compared to 34% in 2001.

NET EARNINGS

Net loss for the third quarter was $93,000 compared to income before goodwill amortization of $5.5 million in 2001. Effective January 1, 2002, the Company adopted new accounting standards for business combinations, goodwill and other intangible assets. Under the new standards of accounting for goodwill, goodwill is no longer amortized. Goodwill amortization recorded in the third quarter of 2001 was $0.6 million.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operations for the quarter and year-to-date amounted to $3.1 million and $12.3 million, respectively. These levels have decreased 59% and 44% from the 2001 third quarter and nine month amounts of $33.5 million and $22.1 million. Capital expenditures for the quarter totaled $4.4 million, bringing the year-to-date total to $17.1 million.

At September 30, 2002, the Company had negative working capital of $28.2 million compared to working capital of $31.1 million at the end of 2001. The negative working capital position results from a $53 million bridge loan, which is due February 15, 2003. This loan was used to close the acquisition of Diamond Products International, Inc. By excluding this loan, the working capital position of the Company would be $24.8 million. The Company is currently working on a longer-term alternative for this loan. At September 30, 2002, the Company had bank indebtedness relating to its operating facilities of $33.9 million compared to $29.5 million at December 31, 2001. The credit facilities available to the Company and its subsidiaries at the end of the quarter included a Canadian bank operating facility of up to $30.0 million, operating lines at US banks totaling $6.0 million US and an operating line at a Dutch bank in the amount of 350,000 Euros. (At September 30, 2002, one Euro was equal to 1.55 Canadian dollars) The Company had long-term debt (excluding current portion) of $14.7 million at the end of the third quarter.

RECENT DEVELOPMENTS

On August 29, 2002 the Company closed the acquisition of Houston, Texas-based Diamond Products International, Inc. ("DPI"), a leading polycrystalline diamond compact ("PDC") drill bit design and manufacturing business. DPI will continue to operate as a stand-alone entity with existing management and employees remaining with the company.

The strategic merger will dramatically increase the global presence for many of DPI's cost effective, high-performance products, which had previously been unavailable in many markets. The integration of the acquisition is well under way, leveraging on the operational synergies between the companies. The acquisition is expected to be accretive in both 2002 and 2003.

OUTLOOK

The Company will continue to take a cautious approach for the balance of 2002 to ensure continued stability for its worldwide group of companies. We will also continue to focus on increasing utilization of existing downhole tools, particularly the Black Max motors (of which NQL has over 1,500 deployed strategically worldwide). With activity expected to increase in Canada for the winter drilling season, many tools will be moved into the Canadian market from facilities across the US. The Company will also continue its efforts to introduce new products to the marketplace, such as the RTI tool and the rotary steerable tool. As well, the Company is very excited about its recent DPI acquisition. DPI is expected to benefit through expanding its products into the NQL's existing international infrastructure. There are also many opportunities now available through combined product offerings.

The Company will continue to focus its efforts on increasing its international business to assist in offsetting the cyclical nature of the North American oil and gas market. Although the past year has been turbulent times for the oil and gas industry, the Company is optimistic that a recovery will occur over the next year. With its increased product offerings and international infrastructure of locations, the Company is well positioned to participate in any upswing in activity.

CONSOLIDATED BALANCE SHEET

(Thousands of Canadian Dollars)

	Sept. 30, 2002 (unaudited)	December 31, 2001
ASSETS		
Current Assets		
Cash	$ 2,168	$ 3,725
Accounts receivable	32,916	35,743
Inventory	49,341	45,525
Prepaid expenses	4,051	4,353
	88,476	89,346
Long-term investments	1,289	1,145
Future income taxes	1,987	1,818
Capital assets	109,125	101,840
Deferred charges	10,059	3,521
Goodwill	74,605	35,126
	$ 285,541	$ 232,796
LIABILITIES		
Current Liabilities		
Bank indebtedness	$ 33,915	$ 29,525
Accounts payable and accrued liabilities	21,666	19,310
Income taxes payable	(93)	4,410
Current portion of long-term liabilities	61,220	5,002
	116,708	58,247
Long-term liabilities	14,698	17,320
Future income taxes	5,047	1,393
	136,453	76,960
SHAREHOLDERS' EQUITY		
Capital stock (note 4)	111,729	108,277
Retained earnings	49,111	47,536
Cumulative translation adjustments	(11,752)	23
	149,088	155,836
	$ 285,541	$ 232,796

(Thousands of Canadian Dollars, except per share figures, unaudited)

	For the Three months ended Sept. 30,		For the Nine months ended Sept. 30,	
	2002	2001	2002	2001
REVENUES	$ 23,309	$ 33,525	$ 66,424	$ 94,250
Direct expenses	12,578	15,133	35,834	43,561
Income from operations	10,731	18,392	30,590	50,689
EXPENSES				
General and administrative	7,134	6,517	19,531	17,222
Amortization	3,414	3,173	10,115	8,644
Foreign exchange gain	(90)	(661)	(3,575)	(1,573)
	10,458	9,029	26,071	24,293
Income before interest expense	273	9,363	4,519	26,396
Interest expense	1,579	939	3,257	2,748
Income before income taxes	(1,306)	8,424	1,262	23,648
Income taxes - current	(867)	4,037	(815)	10,210
- future	(346)	(1,141)	502	(2,079)
	(1,213)	2,896	(313)	8,131
Income before goodwill amortization	(93)	5,528	1,575	15,517
Goodwill amortization, net of income taxes	—	565	—	1,375
NET INCOME	(93)	4,963	1,575	14,142
Earnings per share before goodwill amortization:				
Basic	$ 0.00	$ 0.24	$ 0.07	$ 0.72
Diluted	$ 0.00	$ 0.23	$ 0.07	$ 0.71
Common shares outstanding	24,077,703	23,590,968	24,077,703	23,590,968
Weighted average shares outstanding	23,994,970	23,512,359	23,808,664	21,614,466
Diluted shares outstanding	24,184,168	23,894,863	24,084,965	21,985,642

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(Thousands of Canadian Dollars, unaudited)

	For the Three months ended Sept. 30,		For the Nine months ended Sept. 30,	
	2002	2001	2002	2001
Retained earnings, beginning of period, as previously reported	$ 49,204	$ 44,466	$ 51,081	$ 34,800
Prior period adjustments (note 7)	—	(3,059)	(3,545)	(2,572)
Retained earnings, beginning of period, as restated	49,204	41,407	47,536	32,228
Net income for the period	(93)	4,963	1,575	14,142
Retained earnings, end of period	$ 49,111	$ 49,370	$ 49,111	$ 46,370

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

(Thousands of Canadian Dollars, unaudited)

	For the Three months ended Sept. 30,		For the Nine months ended Sept. 30,	
	2002	2001	2002	2001
OPERATING ACTIVITIES				
Net Income	$ (93)	$ 4,963	$ 1,575	$ 14,142
Add items not requiring cash:				
Amortization	3,414	3,173	10,115	8,644
Goodwill amortization	—	565	—	1,375
Amortization of deferred financing cost	108	—	108	—
Future income taxes	(346)	(1,141)	502	(2,079)
Cash flow from continuing operations	3,083	7,560	12,300	22,082
Net change in operating working capital items from continuing operations	990	3,269	1,728	(1,154)
Cash provided by operating activities	4,073	10,829	14,028	20,928
FINANCING ACTIVITIES				
Bank indebtedness	(152)	(1,552)	1,918	5,365
Issuance of capital stock	279	119	1,484	376
Increase in long-term liabilities	53,450	525	55,013	4,205
Repayment of long-term liabilities	(1,353)	(886)	(4,501)	(9,799)
Cash provided by (used in) financing activities	52,224	(1,794)	53,914	147
INVESTING ACTIVITIES				
Business acquisitions, net of cash acquired (note 6)	(50,806)	(1,623)	(50,806)	(2,203)
Long-term investments	(22)	—	(144)	—
Deferred charges	(697)	862	(1,417)	707
Purchase of capital assets	(4,422)	(7,071)	(17,132)	(17,967)
Cash used in investing activities	(55,947)	(7,832)	(69,499)	(19,463)
Increase (decrease) in cash	350	1,203	(1,557)	1,612
Cash, beginning of period	1,818	1,660	3,725	1,251
Cash, end of period	$ 2,168	$ 2,863	$ 2,168	$ 2,863
Supplementary cash flow information:				
Interest paid	$ 910	$ 997	$ 2,412	$ 1,862
Income taxes paid	$ 1,868	$ 1,278	$ 3,688	$ 2,605

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(THOUSANDS OF CANADIAN DOLLARS)

1. BASIS OF PRESENTATION

These interim consolidated financial statements of NQL Drilling Tools inc. ("the Company") have been prepared by management in accordance with Canadian generally accepted accounting principles. These financial statements follow the same accounting policies and methods as the December 31, 2001 financial statements, except as noted below. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes thereto in the Company's annual report for the year ended December 31, 2001.

2. CHANGE IN ACCOUNTING POLICY

(a) Stock-Based Compensation Plans - Effective January 1, 2002, the Company adopted prospectively, the new accounting standard with respect to the accounting and disclosure of stock based compensation. The Company has elected to account for stock options by measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of grant over the exercise price. As no stock options have been issued at an exercise price below the quoted market value of the stock, no compensation expense has been recognized in the financial statements for stock options granted during the period.

Under the new accounting standard, companies that elect a method other than the fair value method of accounting are required to disclose pro forma net income and earnings per share information, using a pricing model such as the Black-Scholes model, as if the fair value method of accounting had been used (See Note 5). These new rules do not apply to pre-existing awards except for those awards that call for settlement in cash or other assets.

(b) Intangible Assets and Goodwill - Commencing January 1, 2002, the new recommendations of the Canadian Institute of Chartered Accountants (CICA) for intangible assets and goodwill apply to the Company. Rather than being systematically amortized, the carrying value of intangible assets with indefinite lives, and goodwill, will be periodically tested for impairment. Intangible assets with finite lives ("intangible assets subject to amortization") will be annually reviewed in respect of their useful lives. The test is applied to each of the Company's reporting units (the reporting units being identified in accordance with the criteria in the CICA Handbook section for intangible assets and goodwill):

Goodwill is to be tested for impairment as at January 1, 2002, and any transitional impairment amount would be considered to arise from a change in accounting policy and would be charged directly to opening retained earnings. The Company completed this test in the second quarter of 2002. By applying the prescribed method of comparing the fair value of its reporting units to the carrying amounts of its reporting units, the Company has assessed its goodwill and determined that there was no goodwill transitional impairment amount. Consistent with current industry-specific valuation methods and recommendations for assessment from the CICA Handbook Section 3062, the Company used a combination of the discounted cash flow model and the market comparable approach for determining the fair value of its reporting units.

3. SEGMENTED INFORMATION

The Company's three operating divisions include two reportable segments, oilfield services and the manufacturing and supply of downhole tools.

For the three months ended Sept. 30, 2002	Downhole Tools	Oilfield Services	Consolidated
Revenues	$ 20,101	$ 3,208	$ 23,309
Net Income	$ (172)	$ 79	$ (93)
Total Assets	$ 262,587	$ 22,954	$ 285,541
Goodwill	$ 66,224	$ 8,381	$ 74,605
Capital Expenditures	$ 4,230	$ 192	$ 4,422

For the three months ended Sept. 30, 2001	Downhole Tools	Oilfield Services	Consolidated
Revenues	$ 28,028	$ 5,497	$ 33,525
Net Income	$ 4,380	$ 583	$ 4,963
Total Assets	$ 211,595	$ 25,070	$ 236,665
Goodwill	$ 25,602	$ 8,498	$ 34,100
Capital Expenditures	$ 6,266	$ 805	$ 7,071

3. SEGMENTED INFORMATION (continued)

For the Nine months ended Sept. 30, 2002	Downhole Tools	Oilfield Services	Consolidated
Revenues	$ 56,455	$ 9,969	$ 66,424
Net Income	$ 1,881	$ (306)	$ 1,575
Total Assets	$ 262,587	$ 22,954	$ 285,541
Goodwill	$ 66,224	$ 8,381	$ 74,605
Capital Expenditures	$ 16,359	$ 773	$ 17,132

For the Nine months ended Sept. 30, 2001	Downhole Tools	Oilfield Services	Consolidated
Revenues	$ 79,675	$ 14,575	$ 94,250
Net Income	$ 12,788	$ 1,354	$ 14,142
Total Assets	$ 211,595	$ 25,070	$ 236,665
Goodwill	$ 25,602	$ 8,498	$ 34,100
Capital Expenditures	$ 16,544	$ 1,423	$ 17,967

4. CAPITAL STOCK

	September 30, 2002	December 31, 2001
Issued and Outstanding: Common Shares	24,077,703	23,607,968
Options and warrants convertible into common shares	1,060,364	1,129,597

5. STOCK BASED COMPENSATION PLANS

In the third quarter of 2002, the Company issued 60,000 options at an exercise price of $8.26. There have been 167,500 options issued year to date ranging in exercise price from $7.40 to $9.50 with a weighted average exercise price of $7.83. If compensation costs for options issued on or after January 1, 2002 had been determined based on the fair value methodology, using the Black-Scholes option pricing model, the Company's net income and earnings per share would have been decreased to the pro forma amounts indicated below:

	For the Three months ended Sept. 30, 2002	For the Nine months ended Sept. 30, 2002
Net income as reported	$ (93)	$ 1,575
Pro forma net income	$ (348)	$ 945
Earnings per share as reported (basic)	$ 0.00	$ 0.07
Earnings per share as reported (diluted)	$ 0.00	$ 0.07
Pro forma earnings per share (basic)	$ (0.01)	$ 0.04
Pro forma earnings per share (diluted)	$ (0.01)	$ 0.04

The fair value of each option grant by the Company and its subsidiaries was estimated using the Black-Scholes option pricing model assuming a risk-free interest rate of 4.17%, an average life of 5 years and an expected volatility of 51.58%. The amounts computed according to the Black-Scholes pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.

6. BUSINESS ACQUISITION

(a) On May 15, 2001, the Company acquired all the outstanding shares of Northstar Drilling Systems Inc. resulting in the strategic merger of Northstar's electromagnetic technology business. Northstar's EM System is an advanced wireless guidance technology used in oil and gas drilling, including underbalanced drilling and the trenchless construction (utility) industry. The acquisition has been accounted for by the purchase method of accounting and includes results of operations from the date of acquisition. The fair value ascribed to net assets acquired is set out in table (a).

The total cost of the purchase was $32,735, consisting of share consideration of 3,734,301 common shares with a value of $31,743 and transaction costs of $992. The value per share used to calculate the share consideration was $8.50. This price was the weighted average trading price per share for a ten day period before the announcement date.

(a)

Current assets (including $517 of cash)	$	14,482
Capital assets		7,444
Deferred charges		1,416
Future income taxes		2,667
Current liabilities		(7,658)
Bank indebtedness		(251)
Long-term debt		(4,605)
Future income taxes		(650)
Total net assets acquired	$	12,845
Goodwill		19,890
Total assets	$	32,735
Purchase price		
Common shares	$	31,743
Cash (transaction costs)		992
	$	32,735

(b) On September 30, 2001, the Company acquired all the outstanding shares of Numeric Machine Ltd., a privately owned machine shop based in Edmonton, Alberta. This company has now been wound up into NBJ Manufacturing Ltd. and its operations have been relocated to the Company's machining and manufacturing facility in Nisku. This acquisition will be beneficial in keeping up with the machining requirements and cost controls necessary as the Company continues to expand through acquisitions and new product lines.

The acquisition has been accounted for by the purchase method of accounting and includes results of operations from the date of acquisition. The fair value ascribed to net assets acquired is set out in table (b).

The total cost of the purchase was $2,400, consisting of share consideration of 75,000 common shares with a value of $582 and cash of $1,818. The value per share used to calculate the share consideration was $7.76. This price was the weighted average trading price per share for a ten-day period before the announcement date.

(b)

Current assets (including $168 of cash)	$	744
Capital assets		956
Current liabilities		(548)
Total net assets acquired	$	1,152
Goodwill		1,248
Total assets	$	2,400
Purchase price		
Common shares	$	582
Cash		1,818
	$	2,400

(c) On August 29, 2002, the Company acquired all the outstanding shares of Houston, Texas - based Diamond Products International Inc. ("DPI"), a leading polycrystalline diamond compact ("PDC") drill bit design and manufacturing business.

The acquisition has been accounted for by the purchase method of accounting and includes results of operations from the date of acquisition. The fair value ascribed to net assets acquired is set out in table (c).

(c)

Current assets (including $73 of cash)	$	18,124
Capital assets		4,099
Intangible assets		5,685
Current liabilities		(6,001)
Bank indebtedness		(2,472)
Long-term debt		(3,083)
Future income taxes		(2,983)
Total net assets acquired	$	13,369
Goodwill		39,478
Total assets	$	52,847
Purchase price		
Common shares and warrants	$	1,967
Cash (including $1,316 of transaction costs)		50,880
	$	52,847

6. BUSINESS ACQUISITION (continued)

The total cost of the purchase was $52,847, consisting of share consideration of 126,467 common shares with a value of $1,159, warrants consideration of 121,535 warrants with net value of $808, and cash of $50,880. The value per share used to calculate the share and warrant consideration was $9.168. This price was the weighted average trading price per share for a ten-day period before the announcement date.

7. PRIOR PERIOD ADJUSTMENTS

Subsequent to the issuance of the financial statements for the period ending September 30, 2001, the company identified that insufficient unrealized intercompany gains on the sale of inventory had been eliminated upon consolidation for the years 1998 through 2001. As a result, the consolidated financial statements for 2001 have been restated and the following financial statement line items have been affected:

Consolidated Statement of Operations

For the Three and Nine months ended Sept. 30, 2001

	Three months ended Sept. 30, 2001	Nine months ended Sept. 30, 2001
Direct expenses:		
As previously reported	$ 14,749	$ 42,409
As restated	$ 15,133	$ 43,561
Future income taxes:		
As previously reported	$ (1,001)	$ (1,658)
As restated	$ (1,141)	$ (2,079)
Net income:		
As previously reported	$ 5,207	$ 14,873
As restated	$ 4,963	$ 14,142
Earnings per share:		
Basic – before goodwill amortization		
As previously reported	$ 0.25	$ 0.75
As restated	$ 0.24	$ 0.72
Diluted – before goodwill amortization		
As previously reported	$ 0.24	$ 0.74
As restated	$ 0.23	$ 0.71
Cash flow per share from operations:		
Basic		
As previously reported	$ 0.34	$ 1.08
As restated	$ 0.32	$ 1.02
Diluted		
As previously reported	$ 0.33	$ 1.06
As restated	$ 0.32	$ 1.00

Consolidated Balance Sheet

December 31, 2001

	December 31, 2001
Inventory:	
As previously reported	$ 51,118
As restated	$ 45,525
Future income taxes:	
As previously reported	$ 3,441
As restated	$ 1,393

8. COMPARATIVE FIGURES

The presentation of certain accounts of the previous year has been changed to conform with the presentation adopted for the current period.

Disclosure Regarding Forward – Looking Statements

Statements in this interim report relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performances or achievements of NQL to be materially different from any future results implied by such forward-looking statements. Such factors include fluctuations in the market for oil and gas related products and services, demand for products and services in the drilling industry generally, political and economic conditions in countries in which NQL does business, the ability of NQL to attract and retain key personnel, the demand for services and products provided by NQL, and other factors which are described in further detail in NQL's filings including NQL's annual reports.

CORPORATE INFORMATION

DIRECTORS AND OFFICERS

Dean Livingstone
Chairman of the Board,
President and CEO

Michael Kennedy[1,4]
Director

William N. Richards, Q.C.[3,4]
Director

Allan Sawin[2,3]
Director

Derek Martin[2,3]
Director

John King[2,4]
Director

Witold Gutter
Vice President & Secretary

Darren Stevenson
Vice President Finance
and Chief Financial Officer

1. Lead Director
2. Nominating and Succession Committee
3. Audit Committee
4. Compensation Committee

HEAD OFFICE

NQL Drilling Tools Inc.
1507 – 4th Street
Nisku, Alberta
Canada T9E 7M9
Telephone: (780) 955-8828
Toll Free: (800) 700-7942
Fax: (780) 955-3309

BANKER

Canadian Imperial Bank of Commerce
Edmonton, Alberta

AUDITORS

Deloitte & Touche LLP
Edmonton, Alberta

LEGAL COUNSEL

Anfield, Sujir, Kennedy & Durno
Vancouver, British Columbia

STOCK EXCHANGE LISTING

The Toronto Stock Exchange
Symbol: NQL.A

TRANSFER AGENT AND REGISTRAR

CIBC Mellon Trust Company
Calgary, Alberta

INVESTOR INQUIRIES

Telephone: (780) 955-6460
Fax: (780) 955-3528
E-mail: investor.info@nql.com
Website: www.nql.com

FOR FURTHER INFORMATION PLEASE CONTACT:

Dean Livingstone,
Chairman of the Board,
President and CEO
1507 – 4th Street
Nisku, Alberta
Canada T9E 7M9
Telephone: (780) 955-8828
Fax: (780) 955-3309
E-mail: dean.livingstone@nql.com

or

Darren Stevenson,
Vice President Finance and CFO
1507 – 4th Street
Nisku, Alberta
Canada T9E 7M9
Telephone: (780) 955-8828
Fax: (780) 955-3528
E-mail: darren.stevenson@nql.com

THE COMPANY

NQL Drilling Tools Inc is an industry leader in providing downhole tools and technology used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis. NQL Drilling Tools Inc. shares are traded on the Toronto Stock Exchange under the symbol: "NQL.A".

NQL

DRILLING TOOLS inc.

WORLDWIDE

Canada: Nisku, Alberta; Calgary, Alberta; Grande Prairie, Alberta; Lloydminster, Alberta; Whitecourt, Alberta; Bonnyville, Alberta; Estevan, Saskatchewan.

U.S.: Houston, Texas; Odessa, Texas; Bakersfield, California; Mt. Carmel, Illinois; Casper, Wyoming; Lafayette, Louisiana; Parkersburg, West Virginia; Denver, Colorado. Marketing and tool stocking facilities at Oklahoma City, Oklahoma and Traverse City, Michigan.
DPI World Headquarters - Houston, Texas

International: Reynosa, Mexico, Ciudad Ojeda, Venezuela; Anaco, Venezuela; Barinas, Venezuela; Santa Cruz, Bolivia; Neuquen, Argentina, Akersloot, The Netherlands; St. James, Barbados; Dubai, United Arab Emirates; facilities in Perth, Australia and Loyang Crescent, Singapore are operated through a business associate and a joint venture, respectively.

For complete address and contact information see NQL's Website at www.nql.com

FINANCIAL HIGHLIGHTS

(Thousands of Canadian Dollars, except per share figures)

	3 Months ended Sept. 30, 2002	3 Months ended Sept. 30, 2001	% Change
Revenues	$ 23,309	$ 33,525	-30%
EBITDA	$ 3,687	$ 12,536	-71%
Income (loss) before goodwill amortization	$ (93)	$ 5,528	-102%
Per share – basic	$ 0.00	$ 0.24	-100%
Per share – diluted	$ 0.00	$ 0.23	-100%
Cash flow from operations	$ 3,083	$ 7,560	-59%
Per share – basic	$ 0.13	$ 0.32	-59%
Per share – diluted	$ 0.13	$ 0.32	-59%

The Company recorded revenues of $23.3 million during the third quarter of fiscal 2002. This represents a decrease of 30% over 2001 revenues, which were $33.5 million. EBITDA decreased 71% to $3.7 million compared to $12.5 million in the prior year. A net loss of $93,000 ($0.00 per diluted share) was recorded for the quarter compared to income before goodwill amortization of $5.5 million ($0.23 per diluted share) recorded in Q3 of 2001. Cash flow from operations was $3.1 million ($0.13 per diluted share) versus $7.6 million ($0.32 per diluted share).

QUARTERLY REVIEW

(Thousands of Canadian Dollars, except per share figures)

	3rd Q 2002	2nd Q 2002	1st Q 2002	4th Q 2001	3rd Q 2001
Revenues	$ 23,309	$ 19,781	$ 23,334	$ 30,711	$ 33,525
EBITDA	$ 3,687	$ 5,101	$ 5,846	$ 7,129	$ 12,536
Income (loss) before goodwill amortization	$ (93)	$ 550	$ 1,118	$ 1,788	$ 5,528
Per Share – diluted	$ 0.00	$ 0.02	$ 0.05	$ 0.08	$ 0.23
Cash flow from operations	$ 3,083	$ 4,198	$ 5,019	$ 4,442	$ 7,560
Per Share – diluted	$ 0.13	$ 0.17	$ 0.21	$ 0.19	$ 0.32

MANAGEMENT'S DISCUSSION AND ANALYSIS

REVENUES

Geographic Segments

Canadian revenues for the quarter were $6.6 million compared to $10.2 million in 2001 and $4.9 million last quarter. The decline in revenues can be attributed to a general reduction in drilling activity in the Canadian market compared to the prior year. Black Max operations in Canada posted revenues of $2.7 million compared to $4.5 million last year and $2.7 million last quarter. CanFish operations showed revenues for the quarter of $3.2 million compared to $5.5 million in 2001 and $2.7 million last quarter.

Similar results occurred in the US, with the substantial decline in drilling activity in that market. Overall, US revenues for the third quarter were $9.0 million (includes DPI revenues of $1.6 million) compared to $14.8 million in the third quarter of 2001. Black Max operations in the US had revenues of $5.0 million compared to $10.4 million in the prior year. Ackerman International posted revenues of $1.4 million compared to $3.2 million.

Internationally, the Company had revenues of $7.7 million (includes DPI revenues of $1.7 million) compared to $8.5 million in 2001 and $6.0 million in the second quarter of 2002. The largest contributor to international revenues for the quarter was the Company's U.A.E. operation, posting revenues of $1.8 million. This compares to revenues of $0.8 million last year and $0.3 million last quarter. Venezuelan operations posted revenues of $1.3 million compared to $4.3 million in the prior year. Other international revenues came from operations in Holland, Bolivia, Argentina and Mexico. International revenues also included some sales to a customer in Vietnam. DPI's revenues were earned in the Middle East, Europe, Africa and Asia Pacific regions.

The Company's geographic revenue distribution in the third quarter of 2002 was divided as follows: Canada – 28%; US – 39%; and International – 33%. (Year-to-date: Canada – 31%; US – 39%; International – 30%) In the third quarter of 2001, this allocation was Canada - 31%, US - 44% and International – 25%.

EXPENSES

Direct expenses for the third quarter of 2002 were $12.6 million (54% of sales) compared to $15 million (45% of sales) for 2001. This resulted in a gross margin for the quarter of 46 percent compared to 55 percent in the prior year. The reduction in gross margin can be attributed to the fixed component of direct expenses combined with the decline in revenues.

General and administrative expenses were $7.1 million, representing 31% of revenues, compared to $6.5 million or 19% in 2001. On an organic basis, G&A expenses actually declined for the quarter to $6.0 million. This compares to G&A expenses of $6.5 million last quarter. EBITDA for the quarter was $3.7 million (16% of sales) compared to $12.5 million (37% of sales) in 2001 and $5.1 million last quarter (26% of sales). However, last quarter the Company benefited by a large foreign exchange gain ($2.3 million) which did not exist in the third quarter. Therefore, operationally an improvement was shown quarter over quarter.

Amortization expense increased to $3.4 million in 2002 from $3.2 million in the prior year.

Interest expense in the quarter was $1.6 million compared to $0.9 million last year. The increase can be attributed to interest and financing costs incurred on funds borrowed to acquire DPI. The income tax recovery for the quarter was $1.2 million compared to an expense of $2.9 million last year. The income tax recovery resulted from losses incurred in higher North American tax jurisdictions combined with profits earned in lower international tax jurisdictions. The effective income tax rate for the Company for the nine months ending September 30, 2002 was (25%) compared to 34% in 2001.

NET EARNINGS

Net loss for the third quarter was $93,000 compared to income before goodwill amortization of $5.5 million in 2001. Effective January 1, 2002, the Company adopted new accounting standards for business combinations, goodwill and other intangible assets. Under the new standards of accounting for goodwill, goodwill is no longer amortized. Goodwill amortization recorded in the third quarter of 2001 was $0.6 million.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operations for the quarter and year-to-date amounted to $3.1 million and $12.3 million, respectively. These levels have decreased 59% and 44% from the 2001 third quarter and nine month amounts of $33.5 million and $22.1 million. Capital expenditures for the quarter totaled $4.4 million, bringing the year-to-date total to $17.1 million.

At September 30, 2002, the Company had negative working capital of $28.2 million compared to working capital of $31.1 million at the end of 2001. The negative working capital position results from a $53 million bridge loan, which is due February 15, 2003. This loan was used to close the acquisition of Diamond Products International, Inc. By excluding this loan, the working capital position of the Company would be $24.8 million. The Company is currently working on a longer-term alternative for this loan. At September 30, 2002, the Company had bank indebtedness relating to its operating facilities of $33.9 million compared to $29.5 million at December 31, 2001. The credit facilities available to the Company and its subsidiaries at the end of the quarter included a Canadian bank operating facility of up to $30.0 million, operating lines at US banks totaling $6.0 million US and an operating line at a Dutch bank in the amount of 350,000 Euros. (At September 30, 2002, one Euro was equal to 1.55 Canadian dollars) The Company had long-term debt (excluding current portion) of $14.7 million at the end of the third quarter.

RECENT DEVELOPMENTS

On August 29, 2002 the Company closed the acquisition of Houston, Texas-based Diamond Products International, Inc. ("DPI"), a leading polycrystalline diamond compact ("PDC") drill bit design and manufacturing business. DPI will continue to operate as a stand-alone entity with existing management and employees remaining with the company.

The strategic merger will dramatically increase the global presence for many of DPI's cost effective, high-performance products, which had previously been unavailable in many markets. The integration of the acquisition is well under way, leveraging on the operational synergies between the companies. The acquisition is expected to be accretive in both 2002 and 2003.

OUTLOOK

The Company will continue to take a cautious approach for the balance of 2002 to ensure continued stability for its worldwide group of companies. We will also continue to focus on increasing utilization of existing downhole tools, particularly the Black Max motors (of which NQL has over 1,500 deployed strategically worldwide). With activity expected to increase in Canada for the winter drilling season, many tools will be moved into the Canadian market from facilities across the US. The Company will also continue its efforts to introduce new products to the marketplace, such as the RTI tool and the rotary steerable tool. As well, the Company is very excited about its recent DPI acquisition. DPI is expected to benefit through expanding its products into the NQL's existing international infrastructure. There are also many opportunities now available through combined product offerings.

The Company will continue to focus its efforts on increasing its international business to assist in offsetting the cyclical nature of the North American oil and gas market. Although the past year has been turbulent times for the oil and gas industry, the Company is optimistic that a recovery will occur over the next year. With its increased product offerings and international infrastructure of locations, the Company is well positioned to participate in any upswing in activity.

November 29,2002

The Ontario Securities Commission
The Alberta Securities Commission
The British Columbia Securities Commission
The Quebec Securities Commission
The Nova Scotia Securities Commission

Dear Sirs:

Please accept this letter as written confirmation that NQL Drilling Tools Inc.'s third quarter report for the three months ended September 30,2002 has been distributed to all parties listed on the supplemental mailing list. The date of mailing was November 29, 2002.

Sincerely,

Darren Stevenson, CA
VP Finance & Chief Financial Officer

NQL

DRILLING TOOLS inc.

WORLDWIDE

Canada: Nisku, Alberta; Calgary, Alberta; Grande Prairie, Alberta; Lloydminster, Alberta; Whitecourt, Alberta; Bonnyville, Alberta; Estevan, Saskatchewan.

U.S.: Houston, Texas; Odessa, Texas; Bakersfield, California; Mt. Carmel, Illinois; Casper, Wyoming; Lafayette, Louisiana; Parkersburg, West Virginia; Denver, Colorado. Marketing and tool stocking facilities at Oklahoma City, Oklahoma and Traverse City, Michigan.

International: Reynosa, Mexico, Ciudad Ojeda, Venezuela; Anaco, Venezuela; Barinas, Venezuela; Santa Cruz, Bolivia; Neuquen, Argentina, Akersloot, The Netherlands; St. James, Barbados; Dubai, United Arab Emirates; facilities in Perth, Australia and Loyang Crescent, Singapore are operated through a business associate and a joint venture, respectively.

For complete address and contact information see NQL's Website at www.nql.com

03 NOV 10 AM 7:21

PRINTED IN CANADA



Q2

NQL

DRILLING TOOLS inc.

INTERIM REPORT
FOR THE SECOND QUARTER
ENDED JUNE 30, 2002

GLOBAL
SUCCESS THROUGH
TECHNOLOGY AND
DIVERSIFICATION

FINANCIAL HIGHLIGHTS

(Thousands of Canadian Dollars, except per share figures)

	3 Months ended June 30, 2002	3 Months ended June 30, 2001	% Change
Revenues	$ 19,781	$ 31,737	-38%
EBITDA	$ 5,101	$ 11,324	-55%
Income before goodwill amortization	$ 550	$ 5,084	-89%
Per share – basic	$ 0.02	$ 0.24	-92%
Per share – diluted	$ 0.02	$ 0.23	-91%
Cash flow from operations	$ 4,198	$ 7,330	-43%
Per share – basic	$ 0.18	$ 0.34	-47%
Per share – diluted	$ 0.17	$ 0.33	-48%

The Company recorded revenues of $19.8 million during the second quarter of fiscal 2002. This represents a decrease of 38% over 2001 revenues, which were $31.7 million. EBITDA decreased 55% to $5.1 million compared to $11.3 million in the prior year. Net income of $0.6 million ($0.02 per diluted share) was recorded for the quarter compared to income before goodwill amortization of $5.1 million ($0.23 per diluted share) recorded in Q2 of 2001. Cash flow from operations was $4.2 million ($0.17 per diluted share) versus $7.3 million ($0.33 per diluted share).

I.C.V.

FINANCIAL HIGHLIGHTS

(Thousands of Canadian Dollars, except per share figures)

	6 Months ended June 30, 2002	6 Months ended June 30, 2001	% Change
Revenues	$ 43,115	$ 60,725	-29%
EBITDA	$ 10,947	$ 22,504	-51%
Income before goodwill amortization	$ 1,668	$ 9,989	-83%
Per share – basic	$ 0.07	$ 0.48	-85%
Per share – diluted	$ 0.07	$ 0.48	-85%
Cash flow from operations	$ 9,217	$ 14,522	-37%
Per share – basic	$ 0.39	$ 0.70	-44%
Per share – diluted	$ 0.38	$ 0.69	-45%

The Company recorded revenues of $43.1 million for the six months ended June 30, 2002. This represents a decrease of 29% over revenues for the six months ended June 30, 2001, which were $60.7 million. EBITDA decreased 51 percent to $10.9 million from $22.5 million in 2001. Net income for the six months was $1.7 million ($0.07 per diluted share), a decrease of 83% over the 2001 net income of $10 million ($0.48 per diluted share). Cash flow from operations was $9.2 million ($0.38 per diluted share) versus $14.5 million ($0.69 per diluted share), a decrease of 37%.

QUARTERLY REVIEW

(Thousands of Canadian Dollars, except per share figures)

	2nd Q 2002	1st Q 2002	4th Q 2001	3rd Q 2001	2nd Q 2001
Revenues	$ 19,781	$ 23,334	$ 30,711	$ 33,525	$ 31,737
EBITDA	$ 5,101	$ 5,846	$ 7,129	$ 12,536	$ 11,324
Income before goodwill amortization	$ 550	$ 1,118	$ 1,788	$ 5,528	$ 5,084
Per Share – diluted	$ 0.02	$ 0.05	$ 0.08	$ 0.23	$ 0.24
Cash flow from operations	$ 4,198	$ 5,019	$ 4,442	$ 7,560	$ 7,330
Per Share – diluted	$ 0.17	$ 0.21	$ 0.19	$ 0.32	$ 0.35

MANAGEMENT'S DISCUSSION AND ANALYSIS

REVENUES

Geographic Segments

Canadian revenues for the quarter were $4.9 million compared to $8.6 million in 2001. The decline in revenues can be attributed to a general reduction in drilling activity in the Canadian market compared to the prior year. Black Max operations in Canada posted revenues of $1.8 million compared to $4.3 million last year. CanFish operations showed revenues for the quarter of $2.7 million compared to $4 million in 2001.

Similar results occurred in the US, with the substantial decline in drilling activity in that market as well. Overall, US revenues for the second quarter were $8.9 million compared to $14.1 million in the second quarter of 2001. This compares to $8 million in the first quarter of 2002 or an increase of 11%. Black Max operations in the US had revenues of $7.1 million compared to $10.2 million in the prior year. Ackerman International posted revenues of $1.2 million compared to $3.1 million.

Internationally, the Company had revenues of $6.0 million compared to $9.1 million in 2001 and $6.1 million in the first quarter of 2002. The Company's Venezuelan operations posted revenues of $2.5 million compared to $3.4 million in the prior year. Other international revenues came from operations in Holland, Bolivia, the Middle East and Mexico. International revenues also included some significant sales to customers in Vietnam, Nigeria and the North Sea.

The Company's geographic revenue distribution in the second quarter of 2002 was divided as follows: Canada – 25%; US – 45%; and International – 30%. (Year-to-date: Canada – 33%; US – 39%; International – 28%) In the second quarter of 2001, this allocation was Canada - 27%, US – 44% and International – 29%.

EXPENSES

Direct expenses for the second quarter of 2002 were $10.5 million (53% of sales) compared to $15 million (47% of sales) for 2001. This resulted in a gross margin for the quarter of 47 percent compared to 53 percent in the prior year. The reduction in gross margin in the second quarter can be attributed to the fixed component of direct expenses combined with the decline in revenues.

General and administrative expenses were $6.5 million, representing 33% of revenues, compared to $6.3 million or 20% in 2001. This resulted in EBITDA of $5.1 million (26% of sales) compared to $11.3 million (36% of sales) in 2001.

The Company had a foreign exchange gain of $2.3 million in the second quarter of 2002 compared to $0.8 million for the same period in 2001. The gain resulted primarily from the Company's Venezuelan subsidiary, P&T Servicios Petroleros, C.A. The majority of this company's receivables are in US dollars, which results in exposure to foreign exchange fluctuations. The gain arose from the strengthening of the US dollar against the Venezuelan Bolivar during the quarter.

Amortization expense increased to $3.3 million in 2002 from $3 million in the prior year.

Interest expense in the quarter was $0.9 million compared to $1 million last year. Income tax expense was $0.30 million compared to $2.1 million, resulting from lower pre-tax earnings. The effective income tax rate for the Company for the six months ending June 30, 2002 was 35% compared to 34% in 2001.

NET EARNINGS

Net earnings for the second quarter were $0.5 million compared to income before goodwill amortization of $5.1 million in 2001. Effective January 1, 2002, the Company adopted new accounting standards for business combinations, goodwill and other intangible assets. Under the new standards of accounting for goodwill, goodwill is no longer amortized. Goodwill amortization recorded in the second quarter of 2001 was $0.5 million.

RECENT DEVELOPMENTS

On June 10, 2002 the Company entered into a letter of intent to acquire all the outstanding shares of Diamond Products International, Inc. ("DPI") which when completed, will result in the merger of DPI's leading polycrystalline diamond compact ("PDC") drill bit design and manufacturing business with NQL's existing operations. The total value of the acquisition, including the assumption of debt will be U.S. $37 million. The transaction is expected to close by the end of August.

OUTLOOK

The Company will continue to take a cautious approach for the balance of 2002 to ensure continued stability for its worldwide group of companies. Although earlier predictions were indicating a recovery in market activity during the second half of 2002, it now appears that this may not occur until the latter part of the year. As a result, the Company will continue its efforts to reduce capital expenditures and cut costs where appropriate in order to manage its business during these uncertain times. We will also continue to focus on increasing utilization of existing downhole tools, particularly the Black Max motors (of which NQL has over 1,500 deployed strategically worldwide). The Company will also continue its efforts to introduce new products to the marketplace, such as the RTI tool and the rotary steerable tool. A third size (6 1/4") of the RTI tool has recently been completed and is now ready to be marketed to the Company's customers. As well, guidance has now been implemented into the rotary steerable tool, which will be tested by the end of the third quarter. The Company still expects this product to be commercial before the end of the year.

The Company will continue to focus on long-term growth and look for accretive acquisitions and expansion opportunities in order to enhance shareholder value.

CONSOLIDATED BALANCE SHEET

(Thousands of Canadian Dollars)

	June 30, 2002 (unaudited)	December 31, 2001
ASSETS		
Current Assets		
Cash	$ 1,818	$ 3,725
Accounts receivable	25,815	35,743
Inventory	39,513	45,525
Prepaid expenses	3,772	4,353
	70,918	89,346
Long-term investments	1,267	1,145
Future income taxes	1,891	1,818
Capital assets	102,040	101,840
Deferred charges	3,930	3,521
Goodwill	35,126	35,126
	$ 215,172	$ 232,796
LIABILITIES		
Current Liabilities		
Bank indebtedness	$ 31,595	$ 29,525
Accounts payable and accrued liabilities	15,578	19,310
Income taxes payable	2,052	4,410
Current portion of long-term liabilities	5,304	5,002
	54,529	58,247
Long-term liabilities	15,300	17,320
Future income taxes	2,314	1,393
	72,143	76,960
SHAREHOLDERS' EQUITY		
Capital stock	109,482	108,277
Retained earnings	49,204	47,536
Cumulative translation adjustments	(15,657)	23
	143,029	155,836
	$ 215,172	$ 232,796

CONSOLIDATED STATEMENTS OF OPERATIONS

(Thousands of Canadian Dollars, except per share figures, unaudited)

	For the Three months ended June 30,		For the Six months ended June 30,	
	2002	2001	2002	2001
REVENUES	$ 19,781	$ 31,737	$ 43,115	$ 60,725
Direct expenses	10,499	14,965	23,256	28,428
Income from operations	9,282	16,772	19,859	32,297
EXPENSES				
General and administrative	6,521	6,260	12,397	10,705
Amortization	3,260	3,081	6,701	5,471
Foreign exchange gain	(2,340)	(812)	(3,485)	(912)
	7,441	8,529	15,613	15,264
Income before interest expense	1,841	8,243	4,246	17,033
Interest expense	942	977	1,678	1,809
Income before income taxes	899	7,266	2,568	15,224
Income taxes - current	(39)	3,017	52	6,173
- future	388	(835)	848	(938)
	349	2,182	900	5,235
Income before goodwill amortization	550	5,084	1,668	9,989
Goodwill amortization, net of income taxes	—	471	—	810
NET INCOME	550	4,613	1,668	9,179
Earnings per share before goodwill amortization:				
Basic	$ 0.02	$ 0.24	$ 0.07	$ 0.48
Diluted	$ 0.02	$ 0.23	$ 0.07	$ 0.48
Common shares outstanding	23,876,310	23,507,968	23,876,310	23,507,968
Weighted average shares outstanding	23,809,203	21,579,841	23,713,970	20,649,792
Diluted shares outstanding	24,084,151	22,054,729	24,008,823	21,015,305

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(Thousands of Canadian Dollars, unaudited)

	For the Three months ended June 30,		For the Six months ended June 30,	
	2002	2001	2002	2001
Retained earnings, beginning of period, as previously reported	$ 52,199	$ 39,610	$ 51,081	$ 34,800
Prior period adjustments	(3,545)	(2,816)	(3,545)	(2,572)
Retained Earnings, beginning of period, as restated	48,654	36,794	47,536	32,228
Net income for the period	550	4,613	1,668	9,179
Retained earnings, end of period	$ 49,204	$ 41,407	$ 49,204	$ 41,407

CONSOLIDATED STATEMENTS OF **CHANGES IN FINANCIAL POSITION**

(Thousands of Canadian Dollars, unaudited)

	For the Three months ended June 30, 2002	For the Three months ended June 30, 2001	For the Six months ended June 30, 2002	For the Six months ended June 30, 2001
OPERATING ACTIVITIES				
Net Income	$ 550	$ 4,613	$ 1,668	$ 9,179
Add items not requiring cash:				
Amortization	3,260	3,081	6,701	5,471
Goodwill amortization	—	471	—	810
Future income taxes	388	(835)	848	(938)
Cash flow from continuing operations	4,198	7,330	9,217	14,522
Net change in operating working capital items from continuing operations	(882)	5,267	871	(4,318)
Cash provided by (used in) operating activities	3,316	12,597	10,088	10,204
FINANCING ACTIVITIES				
Bank indebtedness	663	451	2,070	6,917
Issuance of capital stock	1,197	203	1,205	257
Increase in long-term liabilities	1,471	4,205	—	4,285
Repayment of long-term liabilities	(1,686)	(9,177)	(1,718)	(9,623)
Cash provided by (used in) financing activities	1,645	(4,318)	1,557	1,836
INVESTING ACTIVITIES				
Business aquisitions, net of cash required	—	(580)	—	(580)
Long-term investments	(119)	—	(122)	—
Deferred charges	(745)	(109)	(720)	(155)
Purchase of capital assets	(4,715)	(7,023)	(12,710)	(10,896)
Cash used in investing activities	(5,579)	(7,712)	(13,552)	(11,631)
Increase (decrease) in cash	(618)	567	(1,907)	409
Cash, beginning of period	2,436	1,093	3,725	1,251
Cash, end of period	$ 1,818	$ 1,660	$ 1,818	$ 1,660
Supplementary cash flow information:				
Interest paid	$ 661	$ 1,046	$ 1,502	$ 1,824
Income taxes paid	$ 1,868	$ 1,325	$ 2,410	$ 5,945

NOTES TO THE **CONSOLIDATED FINANCIAL STATEMENTS**

(THOUSANDS OF CANADIAN DOLLARS)

1. BASIS OF PRESENTATION

These interim consolidated financial statements of NQL Drilling Tools inc. ("the Company") have been prepared by management in accordance with Canadian generally accepted accounting principles. These financial statements follow the same accounting policies and methods as the December 31, 2001 financial statements, except as noted below. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes thereto in the Company's annual report for the year ended December 31, 2001.

2. CHANGE IN ACCOUNTING POLICY

(a) Stock-Based Compensation Plans - Effective January 1, 2002, the Company adopted prospectively, the new accounting standard with respect to the accounting and disclosure of stock based compensation. The Company has elected to account for stock options by measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of grant over the exercise price. As no stock options have been issued at an exercise price below the quoted market value of the stock, no compensation expense has been recognized in the financial statements for stock options granted during the period.

Under the new accounting standard, companies that elect a method other than the fair value method of accounting are required to disclose pro forma net income and earnings per share information, using a pricing model such as the Black-Scholes model, as if the fair value method of accounting had been used (See Note 5). These new rules do not apply to pre-existing awards except for those awards that call for settlement in cash or other assets.

(b) Intangible Assets and Goodwill - Commencing January 1, 2002, the new recommendations of the Canadian Institute of Chartered Accountants (CICA) for intangible assets and goodwill apply to the Company. Rather than being systematically amortized, the carrying value of intangible assets with indefinite lives, and goodwill, will be periodically tested for impairment. Intangible assets with finite lives ("intangible assets subject to amortization") will be annually reviewed in respect of their useful lives. The test is applied to each of the Company's reporting units (the reporting units being identified in accordance with the criteria in the CICA Handbook section for intangible assets and goodwill):

Goodwill is to be tested for impairment as at January 1, 2002, and any transitional impairment amount would be considered to arise from a change in accounting policy and would be charged directly to opening retained earnings. The Company completed this test in the second quarter of 2002. By applying the prescribed method of comparing the fair value of its reporting units to the carrying amounts of it reporting units, the Company has assessed its goodwill and determined that there was no goodwill transitional impairment amount. Consistent with current industry-specific valuation methods and recommendations for assessment from the CICA Handbook Section 3062, the Company used a combination of the discounted cash flow model and the market comparable approach for determining the fair value of its reporting units.

3. SEGMENTED INFORMATION

The Company's three operating divisions include two reportable segments, oilfield services and the manufacturing and supply of downhole tools.

For the three months ended June 30, 2002	Downhole Tools	Oilfield Services	Consolidated
Revenues	$ 17,091	$ 2,690	$ 19,781
Net Income	$ 1,117	$ (567)	$ 550
Total Assets	$ 192,099	$ 23,073	$ 215,172
Goodwill	$ 26,745	$ 8,381	$ 35,126
Capital Expenditures	$ 4,617	$ 98	$ 4,715

For the three months ended June 30, 2001	Downhole Tools	Oilfield Services	Consolidated
Revenues	$ 27,712	$ 4,025	$ 31,737
Net Income	$ 4,479	$ 134	$ 4,613
Total Assets	$ 199,992	$ 24,132	$ 224,124
Goodwill	$ 26,006	$ 8,614	$ 34,620
Capital Expenditures	$ 6,747	$ 276	$ 7,023

3. SEGMENTED INFORMATION (continued)

For the six months ended June 30, 2002	Downhole Tools	Oilfield Services	Consolidated
Revenues	$ 36,354	$ 6,761	$ 43,115
Net Income	$ 2,053	$ (385)	$ 1,668
Total Assets	$ 192,099	$ 23,073	$ 215,172
Goodwill	$ 26,745	$ 8,381	$ 35,126
Capital Expenditures	$ 12,129	$ 581	$ 12,710

For the six months ended June 30, 2001	Downhole Tools	Oilfield Services	Consolidated
Revenues	$ 51,647	$ 9,078	$ 60,725
Net Income	$ 8,407	$ 772	$ 9,179
Total Assets	$ 199,992	$ 24,132	$ 224,124
Goodwill	$ 26,006	$ 8,614	$ 34,620
Capital Expenditures	$ 10,278	$ 618	$ 10,896

4. SHARE CAPITAL

	June 30, 2002	December 31, 2001
Issued and Outstanding: Common Shares	23,876,310	23,607,968
Options and warrants convertible into common shares	968,755	1,129,597

5. STOCK BASED COMPENSATION PLANS

In the second quarter of 2002, the Company issued 10,000 options at an exercise price of $9.50. There have been 107,500 options issued year to date ranging in exercise price from $7.40 to $9.50 with a weighted average exercise price of $7.60. If compensation costs for options issued on or after January 1, 2002 had been determined based on the fair value methodology, using the Black-Scholes option pricing model, the Company's net income and earnings per share would have been decreased to the pro forma amounts indicated below:

	For the three months ended June 30, 2002	For the six months ended June 30, 2002
Net income as reported	$ 550	$ 1,668
Pro forma net income	$ 531	$ 1,293
Earnings per share as reported (basic)	$ 0.02	$ 0.07
Earnings per share as reported (diluted)	$ 0.02	$ 0.07
Pro forma earnings per share (basic)	$ 0.02	$ 0.05
Pro forma earnings per share (diluted)	$ 0.02	$ 0.05

The fair value of each option grant by the Company and its subsidiaries was estimated using the Black-Scholes option pricing model assuming a risk-free interest rate of 5.22%, an average life of 5 years and an expected volatility of 54.0%. The amounts computed according to the Black-Scholes pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.

6. BUSINESS ACQUISITION

On May 15, 2001 the Company acquired all the outstanding shares of Northstar Drilling Systems Inc. resulting in the strategic merger of Northstar's electromagnetic technology business. Northstar's EM System is an advanced wireless guidance technology used in oil and gas drilling, including underbalanced drilling and the trenchless construction (utility) industry. The acquisition has been accounted for by the purchase method of accounting and includes results of operations from the date of acquisition. The fair value ascribed to net assets acquired is set out below.

Current assets (including $517 of cash)	$ 14,482
Capital assets	7,444
Deferred charges	1,416
Future income taxes	2,667
Current liabilities	(7,658)
Bank indebtedness	(251)
Long-term debt	(4,605)
Future income taxes	(650)
Total net assets acquired	$ 12,845
Goodwill	19,890
Total assets	$ 32,735
Purchase price	
Common shares	$ 31,743
Cash (transaction costs)	992
	$ 32,735

The total cost of the purchase was $32,735, consisting of share consideration of 3,734,301 common shares with a value of $31,743 and transaction costs of $992. The value per share used to calculate the share consideration was $8.50. This price was the weighted average trading price per share for a ten day period before the announcement date.

7. SUBSEQUENT EVENT

On June 10, 2002 the Company entered into a letter of intent to acquire all the outstanding shares of Diamond Products International, Inc. ("DPI") which when completed, will result in the merger of DPI's leading polycrystalline diamond compact ("PDC") drill bit design and manufacturing business with the NQL's existing operations. The total value of the acquisition, including the assumption of debt will be U.S. $37 million. The transaction is expected to close by the end of August.

8. PRIOR PERIOD ADJUSTMENTS

Subsequent to the issuance of the financial statements for the period ending June 30, 2001, the company identified that insufficient unrealized intercompany gains on the sale of inventory had been eliminated upon consolidation for the years 1998 through 2001. As a result, the consolidated financial statements for 2001 have been restated and the following financial statement line items have been affected:

Consolidated Statement of Operations
For the three and six months ended June 30, 2001

	3 months ended June 30, 2001	6 months ended June 30, 2001
Direct expenses:		
As previously reported	$ 14,581	$ 27,660
As restated	$ 14,965	$ 28,428
Future income taxes:		
As previously reported	$ (694)	$ (657)
As restated	$ (835)	$ (938)
Net income:		
As previously reported	$ 4,856	$ 9,666
As restated	$ 4,613	$ 9,179
Earnings per share:		
Basic – before goodwill amortization		
As previously reported	$ 0.25	$ 0.51
As restated	$ 0.24	$ 0.48
Diluted – before goodwill amortization		
As previously reported	$ 0.24	$ 0.50
As restated	$ 0.23	$ 0.48
Cash flow per share from operations:		
Basic		
As previously reported	$ 0.36	$ 0.74
As restated	$ 0.34	$ 0.70
Diluted		
As previously reported	$ 0.35	$ 0.73
As restated	$ 0.33	$ 0.69

Consolidated Balance Sheet
December 31, 2001

	December 31, 2001
Inventory:	
As previously reported	$ 51,118
As restated	$ 45,525
Future income taxes:	
As previously reported	$ 3,441
As restated	$ 1,393

9. COMPARATIVE FIGURES

The presentation of certain accounts of the previous year has been changed to conform with the presentation adopted for the current period.

Disclosure Regarding Forward – Looking Statements

Statements in this interim report relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performances or achievements of NQL to be materially different from any future results implied by such forward-looking statements. Such factors include fluctuations in the market for oil and gas related products and services, demand for products and services in the drilling industry generally, political and economic conditions in countries in which NQL does business, the ability of NQL to attract and retain key personnel, the demand for services and products provided by NQL, and other factors which are described in further detail in NQL's filings including NQL's annual reports.

CORPORATE INFORMATION

DIRECTORS AND OFFICERS

Dean Livingstone
Chairman of the Board,
President and CEO

Michael Kennedy[1,4]
Director

William N. Richards, Q.C.[3,4]
Director

Allan Sawin[2,3]
Director

Derek Martin[2,3]
Director

John King[2,4]
Director

Witold Gutter
Vice President & Secretary

Darren Stevenson
Vice President Finance
and Chief Financial Officer

1. Lead Director
2. Nominating and Succession Committee
3. Audit Committee
4. Compensation Committee

HEAD OFFICE
NQL Drilling Tools Inc.
1507 – 4th Street
Nisku, Alberta
Canada T9E 7M9
Telephone: (780) 955-8828
Toll Free: (800) 700-7942
Fax: (780) 955-3309
E-mail: blackmax@nql.com

BANKER
Canadian Imperial Bank of Commerce
Edmonton, Alberta

AUDITORS
Deloitte & Touche LLP
Edmonton, Alberta

LEGAL COUNSEL
Anfield, Sujir, Kennedy & Durno
Vancouver, British Columbia

STOCK EXCHANGE LISTING
The Toronto Stock Exchange
Symbol: NQL.A

TRANSFER AGENT AND REGISTRAR
CIBC Mellon Trust Company
Calgary, Alberta

INVESTOR INQUIRIES
Telephone: (780) 955-6460
Fax: (780) 955-3528
E-mail: investor.info@nql.com
Website: www.nql.com

FOR FURTHER INFORMATION PLEASE CONTACT:
Dean Livingstone,
Chairman of the Board,
President and CEO
1507 – 4th Street
Nisku, Alberta
Canada T9E 7M9
Telephone: (780) 955-8828
Fax: (780) 955-3309
E-mail: dean.livingstone@nql.com

or

Darren Stevenson,
Vice President Finance and CFO
1507 – 4th Street
Nisku, Alberta
Canada T9E 7M9
Telephone: (780) 955-8828
Fax: (780) 955-3528
E-mail: darren.stevenson@nql.com

THE COMPANY
NQL Drilling Tools Inc is an industry leader in providing downhole tools and technology used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis. NQL Drilling Tools Inc. shares are traded on the Toronto Stock Exchange under the symbol: "NQL.A".

MANAGEMENT'S DISCUSSION AND ANALYSIS

REVENUES

Geographic Segments

Canadian revenues for the quarter were $4.9 million compared to $8.6 million in 2001. The decline in revenues can be attributed to a general reduction in drilling activity in the Canadian market compared to the prior year. Black Max operations in Canada posted revenues of $1.8 million compared to $4.3 million last year. CanFish operations showed revenues for the quarter of $2.7 million compared to $4 million in 2001.

Similar results occurred in the US, with the substantial decline in drilling activity in that market as well. Overall, US revenues for the second quarter were $8.9 million compared to $14.1 million in the second quarter of 2001. This compares to $8 million in the first quarter of 2002 or an increase of 11%. Black Max operations in the US had revenues of $7.1 million compared to $10.2 million in the prior year. Ackerman International posted revenues of $1.2 million compared to $3.1 million.

Internationally, the Company had revenues of $6.0 million compared to $9.1 million in 2001 and $6.1 million in the first quarter of 2002. The Company's Venezuelan operations posted revenues of $2.5 million compared to $3.4 million in the prior year. Other international revenues came from operations in Holland, Bolivia, the Middle East and Mexico. International revenues also included some significant sales to customers in Vietnam, Nigeria and the North Sea.

The Company's geographic revenue distribution in the second quarter of 2002 was divided as follows: Canada – 25%; US – 45%; and International – 30%. (Year-to-date: Canada – 33%; US – 39%; International – 28%) In the second quarter of 2001, this allocation was Canada - 27%, US – 44% and International – 29%.

EXPENSES

Direct expenses for the second quarter of 2002 were $10.5 million (53% of sales) compared to $15 million (47% of sales) for 2001. This resulted in a gross margin for the quarter of 47 percent compared to 53 percent in the prior year. The reduction in gross margin in the second quarter can be attributed to the fixed component of direct expenses combined with the decline in revenues.

General and administrative expenses were $6.5 million, representing 33% of revenues, compared to $6.3 million or 20% in 2001. This resulted in EBITDA of $5.1 million (26% of sales) compared to $11.3 million (36% of sales) in 2001.

The Company had a foreign exchange gain of $2.3 million in the second quarter of 2002 compared to $0.8 million for the same period in 2001. The gain resulted primarily from the Company's Venezuelan subsidiary, P&T Servicios Petroleros, C.A. The majority of this company's receivables are in US dollars, which results in exposure to foreign exchange fluctuations. The gain arose from the strengthening of the US dollar against the Venezuelan Bolivar during the quarter.

Amortization expense increased to $3.3 million in 2002 from $3 million in the prior year.

Interest expense in the quarter was $0.9 million compared to $1 million last year. Income tax expense was $0.30 million compared to $2.1 million, resulting from lower pre-tax earnings. The effective income tax rate for the Company for the six months ending June 30, 2002 was 35% compared to 34% in 2001.

NET EARNINGS

Net earnings for the second quarter were $0.5 million compared to income before goodwill amortization of $5.1 million in 2001. Effective January 1, 2002, the Company adopted new accounting standards for business combinations, goodwill and other intangible assets. Under the new standards of accounting for goodwill, goodwill is no longer amortized. Goodwill amortization recorded in the second quarter of 2001 was $0.5 million.

RECENT DEVELOPMENTS

On June 10, 2002 the Company entered into a letter of intent to acquire all the outstanding shares of Diamond Products International, Inc. ("DPI") which when completed, will result in the merger of DPI's leading polycrystalline diamond compact ("PDC") drill bit design and manufacturing business with NQL's existing operations. The total value of the acquisition, including the assumption of debt will be U.S. $37 million. The transaction is expected to close by the end of August.

OUTLOOK

The Company will continue to take a cautious approach for the balance of 2002 to ensure continued stability for its worldwide group of companies. Although earlier predictions were indicating a recovery in market activity during the second half of 2002, it now appears that this may not occur until the latter part of the year. As a result, the Company will continue its efforts to reduce capital expenditures and cut costs where appropriate in order to manage its business during these uncertain times. We will also continue to focus on increasing utilization of existing downhole tools, particularly the Black Max motors (of which NQL has over 1,500 deployed strategically worldwide). The Company will also continue its efforts to introduce new products to the marketplace, such as the RTI tool and the rotary steerable tool. A third size (6 1/4") of the RTI tool has recently been completed and is now ready to be marketed to the Company's customers. As well, guidance has now been implemented into the rotary steerable tool, which will be tested by the end of the third quarter. The Company still expects this product to be commercial before the end of the year.

The Company will continue to focus on long-term growth and look for accretive acquisitions and expansion opportunities in order to enhance shareholder value.

August 29,2002

The Ontario Securities Commission
The Alberta Securities Commission
The British Columbia Securities Commission
The Quebec Securities Commission
The Nova Scotia Securities Commission

Dear Sirs:

Please accept this letter as written confirmation that NQL Drilling Tools Inc.'s second quarter report for the three months ended June 30,2002 has been distributed to all parties listed on the supplemental mailing list. The date of mailing was August 29, 2002.

Sincerely,

Darren Stevenson, CA
VP Finance & Chief Financial Officer

I.C. V1

Q1

NQL DRILLING TOOLS inc.



03 NOV 10 AM 7:21

INTERIM REPORT FOR THE FIRST QUARTER ENDED MARCH 31, 2002

GLOBAL SUCCESS THROUGH TECHNOLOGY AND DIVERSIFICATION

FINANCIAL HIGHLIGHTS

(Thousands of Canadian Dollars, except per share figures)

	3 Months ended Mar. 31, 2002	3 Months ended Mar. 31, 2001	% Change
Revenues	$ 23,334	$ 28,988	-20%
EBITDA	$ 5,846	$ 11,564	-49%
Income before goodwill amortization	$ 1,118	$ 5,149	-78%
Per share – basic	$ 0.05	$ 0.26	-81%
Per share – diluted	$ 0.05	$ 0.26	-81%
Cash flow from operations	$ 5,019	$ 7,576	-34%
Per share – basic	$ 0.21	$ 0.38	-45%
Per share – diluted	$ 0.21	$ 0.38	-45%

The Company recorded revenues of $23.3 million during the first quarter of fiscal 2002. This represents a decrease of 20% over 2001 revenues, which were $29 million. EBITDA decreased 49% to $5.8 million compared to $11.5 million in the prior year. Net income of $1.1 million ($0.05 per diluted share) was recorded for the quarter compared to income before goodwill amortization of $5.1 million ($0.26 per diluted share) recorded in Q1 of 2001. Cash flow from operations was $5.0 million ($0.21 per diluted share) versus $7.6 million ($0.38 per diluted share).

QUARTERLY REVIEW

(Thousands of Canadian Dollars, except per share figures)

	1st Q 2002	4th Q 2001	3rd Q 2001	2nd Q 2001	1st Q 2001
Revenues	$ 23,334	$ 30,711	$ 33,525	$ 31,737	$ 28,988
EBITDA	$ 5,846	$ 7,513	$ 12,920	$ 11,708	$ 11,564
Income before goodwill amortization	$ 1,118	$ 2,032	$ 5,772	$ 5,327	$ 5,149
Per Share – diluted	$ 0.05	$ 0.09	$ 0.24	$ 0.24	$ 0.26
Cash flow from operations	$ 5,019	$ 4,826	$ 7,944	$ 7,714	$ 7,576
Per Share – diluted	$ 0.21	$ 0.20	$ 0.33	$ 0.35	$ 0.37

MANAGEMENT'S DISCUSSION AND ANALYSIS

REVENUES

Geographic Segments

Canadian revenues for the quarter were $9.3 million compared to $13.0 million in 2001. The decline in revenues can be attributed to a reduction in drilling activity in the Canadian market of over 20 percent compared to the prior year. Black Max operations in Canada posted revenues of $4.7 million compared to $7.6 million last year. CanFish operations showed revenues for the quarter of $4.1 million compared to $5.1 in 2001.

Similar results occurred in the US, with drilling activity declining by almost 30 percent compared to the past year. Overall, US revenues for the quarter were $8.0 million compared to $11.1 million in 2001. Black Max operations in the US had revenues of $5.8 million compared to $8.9 million in the prior year. Ackerman International posted revenues of $1.6 million compared to $2.2. EM Operations for the quarter showed revenues of $0.5 million.

Internationally, the Company was able to show some growth in revenues compared to 2001. Overall, international revenues were $6.1 million compared to $4.9 million in 2001. This growth came primarily from operations in Holland and the U.A.E., which posted revenues of $1.1 million and $0.9 million, respectively. This compares to revenues in 2001 of $0.6 million and $0.3 million. The Company also achieved revenues in Mexico for the first quarter (opened in May 2001) of $0.5 million. The Company's Venezuelan operations posted revenues of $2.8 million compared to $3.7 million in the prior year. The remainder of the international revenues came from operations in Bolivia and Argentina.

The Company's geographic revenue distribution in the first quarter of 2002 was divided as follows: Canada – 40%; US – 34%; and International – 26%. In the fourth quarter of 2001, this allocation was Canada - 45%, US – 38% and International – 17%.

EXPENSES

Direct expenses for the first quarter of 2002 were $12.7 million (55% of sales) compared to $13.0 million (45% of sales) for 2001. This resulted in a gross margin for the quarter of 45 percent compared to 55 percent in the prior year. The reduction in gross margin in the first quarter can be attributed to large fixed component of direct expenses combined with the decline in revenues.

General and administrative expenses were $4.7 million, representing 20.3% of revenues, compared to $4.3 million or 15.0% in 2001. This resulted in EBITDA of $5.8 million (25.1% of sales) compared to $11.6 million (39.9% of sales) in 2001.

Amortization expense increased to $3.4 million in 2002 from $2.4 million in the prior year.

Interest expense in the quarter was $0.7 million compared to $0.8 million last year. Income tax expense was $0.5 million compared to $3.2 million, resulting from lower pre-tax earnings. The effective income tax rate for the Company was 33% compared to 38% in 2001. The reduction relates primarily to the 2% reduction in the Alberta corporate tax rate and the implementation of some tax efficient corporate structures.

NET EARNINGS

Net earnings for the first quarter were $1.1 million compared to income before goodwill amortization of $5.1 million in 2001. Effective January 1, 2002, the Company adopted new accounting standards for business combinations, goodwill and other intangible assets. Under the new standards of accounting for goodwill, goodwill is no longer amortized, but is tested for impairment at least annually. The Company will perform the first step of the impairment test on goodwill prior to June 30, 2002 in accordance with the timeline set out in the new accounting standard. Goodwill amortization recorded in the first quarter of 2001 was $0.3 million.

CAPITAL EXPENDITURES

Additions to capital expenditures for 2002 were $7.9 million compared to $3.9 million in 2001. The majority of these additions relate to the new oil and gas EM systems added in the latter part of the quarter.

OUTLOOK

The Company will continue to take a cautious approach for the balance of 2002 to ensure continued stability for its worldwide group of companies. The Company has a number of new products that have been recently acquired or currently being developed. These include the BlackStar EM MWD systems and new products such as the RTI tool and the Rotary Steerable Tool. The Company completed the addition of 17 new oil and gas BlackStar EM MWD systems in late March. Demand for these systems has been quite high and they are expected to make a meaningful contribution to financial results for the balance of 2002. The Company also plans to add 10 new utility systems during the second quarter of this year. As well, the Company is in the process of constructing a new facility for its BlackStar EM operations, in Stafford (Houston), Texas adjacent to our US headquarters.

The RTI tool has also been very well accepted in the marketplace. To-date, the Company has performed over 20 jobs and now considers this product to be commercial. We are currently working on adding additional sizes, which are expected to be completed over the next few months. A new prototype for the CROBAR Rotary Steerable Tool, complete with electronics, is expected early in Q3. The Company expects this product will be commercial during the fourth quarter of 2002.

We will also continue to focus on increasing utilization of existing downhole tools, particularly the Black Max motors (of which NQL has over 1,500 deployed strategically worldwide). Our approach is based on the obvious uncertainty with respect to global economies. The Company will also continue to focus on long-term growth and look for accretive acquisitions and expansion opportunities in order to enhance shareholder value.

(Thousands of Canadian Dollars)

	March 31, 2002 (unaudited)	December 31, 2001
ASSETS		
Current Assets		
Cash	$ 2,436	$ 3,725
Accounts receivable	33,150	35,743
Inventory	48,543	51,118
Prepaid expenses	3,749	4,353
	87,878	94,939
Long-term investments	1,148	1,145
Future income taxes	1,933	1,818
Capital assets	105,224	101,840
Deferred charges	3,360	3,521
Goodwill	35,126	35,126
	$ 234,669	$ 238,389
LIABILITIES		
Current Liabilities		
Bank indebtedness	$ 30,932	$ 29,525
Accounts payable and accrued liabilities	19,350	19,310
Income taxes payable	3,959	4,410
Current portion of long-term liabilities	4,609	5,002
	58,850	58,247
Long-term liabilities	16,210	17,320
Future income taxes	4,016	3,441
	79,076	79,008
SHAREHOLDERS' EQUITY		
Capital stock	108,285	108,277
Retained earnings	52,199	51,081
Cumulative translation adjustments	(4,891)	23
	155,593	159,381
	$ 234,669	$ 238,389

(Thousands of Canadian Dollars, except per share figures)

	For the Three months ended March 31, 2002 (unaudited)	2001 (unaudited)
REVENUES	$ 23,334	$ 28,988
Direct expenses	12,757	13,079
Income from operations	10,577	15,909
EXPENSES		
General and administrative	4,731	4,345
Amortization	3,441	2,390
	8,172	6,735
Income before interest expense	2,405	9,174
Interest expense	736	832
Income before income taxes	1,669	8,342
Income taxes - current	91	3,156
- future	460	37
	551	3,193
Income before goodwill amortization	1,118	5,149
Goodwill amortization, net of income taxes	—	339
NET INCOME	1,118	4,810
Retained Earnings, beginning of period	51,081	34,800
Retained Earnings, end of period	$ 52,199	$ 39,610
Earnings per share before goodwill amortization:		
Basic	$ 0.05	$ 0.26
Diluted	$ 0.05	$ 0.26
Cash Flow per share:		
Basic	$ 0.21	$ 0.38
Diluted	$ 0.21	$ 0.38
Common shares outstanding	23,619,468	19,717,567
Weighted average shares outstanding	23,617,679	19,709,405
Diluted shares outstanding	23,932,436	19,965,543

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

(Thousands of Canadian Dollars)

	For the Three months ended March 31,	
	2002 (unaudited)	2001 (unaudited)
OPERATING ACTIVITIES		
Net Income	$ 1,118	$ 5,149
Add items not requiring cash:		
Amortization	3,441	2,390
Future income taxes	460	37
Cash flow from continuing operations	5,019	7,576
Net change in operating working capital items from continuing operations	1,753	(9,969)
Cash provided by (used in) operating activities	6,772	(2,393)
FINANCING ACTIVITIES		
Bank indebtedness	1,407	6,466
Issuance of capital stock	8	54
Long-term liabilities	(1,503)	(366)
Cash provided by (used in) financing activities	(88)	6,154
INVESTING ACTIVITIES		
Long-term investments	(3)	—
Deferred charges	25	(46)
Purchase of capital assets	(7,995)	(3,873)
Cash used in investing activities	(7,973)	(3,919)
Decrease in cash	(1,289)	(158)
Cash, beginning of period	3,725	1,251
Cash, end of period	$ 2,436	$ 1,093
Supplementary cash flow information		
Interest paid	$ 811	$ 779
Income taxes paid	$ 542	$ 4,620

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(THOUSANDS OF CANADIAN DOLLARS)

1. **BASIS OF PRESENTATION**

These interim consolidated financial statements of NQL Drilling Tools inc. ("the Company") have been prepared by management in accordance with Canadian generally accepted accounting principles. These financial statements follow the same accounting policies and methods as the December 31, 2001 financial statements, except as noted below. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes thereto in the Company's annual report for the year ended December 31, 2001.

2. **CHANGE IN ACCOUNTING POLICY**

(a) Stock-Based Compensation Plans - Effective January 1, 2002, the Company adopted prospectively, the new accounting standard with respect to the accounting and disclosure of stock based compensation. The Company has elected to use the intrinsic value-based method and therefore no compensation expense has been recognized in the financial statements for stock options granted during the quarter.

Under the new accounting standard, companies that elect a method other than the fair value method of accounting are required to disclose pro forma net income and earnings per share information, using a pricing model such as the Black-Scholes model, as if the fair value method of accounting had been used (See Note 5). These new rules do not apply to pre-existing awards except for those awards that call for settlement in cash or other assets.

(b) Business Combinations, Goodwill and Other Intangible Assets - Effective January 1, 2002, the Company adopted prospectively, the new accounting standard with respect to the accounting and disclosure of Goodwill and Other Intangible Assets. The standards require that all business combinations be accounted for using the purchase method. Under the new standard of accounting for goodwill, goodwill is no longer amortized, but is tested for impairment at least annually. Any excess of book value over fair value is reported as a charge in the Statement of Operations. The Company will perform the first step of the impairment test on goodwill prior to June 30, 2002 in accordance with the timeline set out in the new accounting standard.

3. SEGMENTED INFORMATION

The Company's three operating divisions include two reportable segments, oilfield services and the manufacturing and supply of downhole tools.

For the three months ended March 31, 2002	Downhole Tools	Oilfield Services	Consolidated
Revenues	$ 19,263	$ 4,071	$ 23,334
EBITDA (1)	$ 4,858	$ 988	$ 5,846
Total Assets	$ 209,944	$ 24,725	$ 234,669
Capital Expenditures	$ 7,512	$ 483	$ 7,995

For the three months ended March 31, 2001	Downhole Tools	Oilfield Services	Consolidated
Revenues	$ 23,935	$ 5,053	$ 28,988
EBITDA (1)	$ 9,751	$ 1,813	$ 11,564
Total Assets	$ 163,274	$ 25,314	$ 188,588
Capital Expenditures	$ 3,531	$ 342	$ 3,873

(1) EBITDA - Earnings before interest, taxes, depreciation and amortization

4. SHARE CAPITAL

	March 31, 2002	December 31, 2001
Issued and Outstanding: Common Shares	23,619,468	23,607,968
Options and warrants convertible into common shares	1,215,597	1,129,597

5. STOCK BASED COMPENSATION PLANS

In the first quarter of 2002, the Company issued 97,500 options at an exercise price of $7.40. If compensation costs for options issued on or after January 1, 2002 had been determined based on the fair value methodology, using the Black-Scholes option pricing model, the Company's net income and earnings per share would have been decreased to the pro forma amounts indicated below:

For the three months ended March 31, 2002	
Net income as reported	$ 1,118
Pro forma net income	$ 762
Earnings per share as reported (basic)	$ 0.05
Earnings per share as reported (diluted)	$ 0.05
Pro forma earnings per share (basic)	$ 0.03
Pro forma earnings per share (diluted)	$ 0.03

The fair value of each option grant by the Company and its subsidiaries was estimated using the Black-Scholes option pricing model assuming a risk-free interest rate of 4.45%, an average life of 5 years and an expected volatility of 54.23%. The amounts computed according to the Black-Scholes pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.

Disclosure Regarding Forward – Looking Statements

Statements in this interim report relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performances or achievements of NQL to be materially different from any future results implied by such forward-looking statements. Such factors include fluctuations in the market for oil and gas related products and services, demand for products and services in the drilling industry generally, political and economic conditions in countries in which NQL does business, the ability of NQL to attract and retain key personnel, the demand for services and products provided by NQL, and other factors which are described in further detail in NQL's filings including NQL's annual reports.

NQL

DRILLING TOOLS inc.

WORLDWIDE

Canada: Nisku, Alberta; Calgary, Alberta; Grande Prairie, Alberta; Lloydminster, Alberta; Whitecourt, Alberta; Bonnyville, Alberta; Estevan, Saskatchewan.

U.S.: Houston, Texas; Odessa, Texas; Bakersfield, California; Mt. Carmel, Illinois; Casper, Wyoming; Lafayette, Louisiana; Parkersburg, West Virginia; Denver, Colorado. Marketing and tool stocking facilities at Oklahoma City, Oklahoma and Traverse City, Michigan.

International: Reynosa, Mexico, Ciudad Ojeda, Venezuela; Anaco, Venezuela; Barinas, Venezuela; Santa Cruz, Bolivia; Neuquen, Argentina, Akersloot, The Netherlands; St. James, Barbados; Dubai, United Arab Emirates; facilities in Perth, Australia and Loyang Crescent, Singapore are operated through a business associate and a joint venture, respectively.

For complete address and contact information see NQL's Website at www.nql.com

CORPORATE INFORMATION

DIRECTORS AND OFFICERS

Dean Livingstone
Chairman of the Board,
President and CEO

Michael Kennedy[1,4]
Director

Wally Kuchar[4]
Director

William N. Richards, Q.C.[3,4]
Director

Allan Sawin[2,3]
Director

Derek Martin[2,3]
Director

John King[2,4]
Director

Witold Gutter
Vice President & Secretary

Darren Stevenson
VP Finance & Chief Financial Officer

1. Lead Director
2. Nominating and Succession Committee
3. Audit Committee
4. Compensation Committee

HEAD OFFICE

NQL Drilling Tools Inc.
1507 – 4th Street
Nisku, Alberta
Canada T9E 7M9
Telephone: (780) 955-8828
Toll Free: (800) 700-7942
Fax: (780) 955-3309

BANKER

Canadian Imperial Bank of Commerce
Edmonton, Alberta

AUDITORS

Collins Barrow
Edmonton, Alberta

LEGAL COUNSEL

Anfield, Sujir, Kennedy & Durno
Vancouver, British Columbia

STOCK EXCHANGE LISTING

The Toronto Stock Exchange
Symbol: NQL.A

TRANSFER AGENT AND REGISTRAR

CIBC Mellon Trust Company
Calgary, Alberta

INVESTOR INQUIRIES

Telephone: (780) 955-6460
Fax: (780) 955-3528
E-mail: investor.info@nql.com
Website: www.nql.com

FOR FURTHER INFORMATION PLEASE CONTACT:

Dean Livingstone,
Chairman of the Board,
President and CEO
1507 – 4th Street
Nisku, Alberta
Canada T9E 7M9
Telephone: (780) 955-8828
Fax: (780) 955-3309

or

Darren Stevenson,
Vice President Finance and CFO
1507 – 4th Street
Nisku, Alberta
Canada T9E 7M9
Telephone: (780) 955-8828
Fax: (780) 955-3528
E-mail: darren.stevenson@nql.com

THE COMPANY

NQL Drilling Tools Inc is an industry leader in providing downhole tools and technology used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis. NQL Drilling Tools Inc. shares are traded on the Toronto Stock Exchange under the symbol: "NQL.A".

PRINTED IN CANADA

1-c. vi

REVENUES

Geographic Segments

Canadian revenues for the quarter were $9.3 million compared to $13.0 million in 2001. The decline in revenues can be attributed to a reduction in drilling activity in the Canadian market of over 20 percent compared to the prior year. Black Max operations in Canada posted revenues of $4.7 million compared to $7.6 million last year. CanFish operations showed revenues for the quarter of $4.1 million compared to $5.1 in 2001.

Similar results occurred in the US, with drilling activity declining by almost 30 percent compared to the past year. Overall, US revenues for the quarter were $8.0 million compared to $11.1 million in 2001. Black Max operations in the US had revenues of $5.8 million compared to $8.9 million in the prior year. Ackerman International posted revenues of $1.6 million compared to $2.2. EM Operations for the quarter showed revenues of $0.5 million.

Internationally, the Company was able to show some growth in revenues compared to 2001. Overall, international revenues were $6.1 million compared to $4.9 million in 2001. This growth came primarily from operations in Holland and the U.A.E., which posted revenues of $1.1 million and $0.9 million, respectively. This compares to revenues in 2001 of $0.6 million and $0.3 million. The Company also achieved revenues in Mexico for the first quarter (opened in May 2001) of $0.5 million. The Company's Venezuelan operations posted revenues of $2.8 million compared to $3.7 million in the prior year. The remainder of the international revenues came from operations in Bolivia and Argentina.

The Company's geographic revenue distribution in the first quarter of 2002 was divided as follows: Canada – 40%; US – 34%; and International – 26%. In the fourth quarter of 2001, this allocation was Canada - 45%, US – 38% and International – 17%.

EXPENSES

Direct expenses for the first quarter of 2002 were $12.7 million (55% of sales) compared to $13.0 million (45% of sales) for 2001. This resulted in a gross margin for the quarter of 45 percent compared to 55 percent in the prior year. The reduction in gross margin in the first quarter can be attributed to large fixed component of direct expenses combined with the decline in revenues.

General and administrative expenses were $4.7 million, representing 20.3% of revenues, compared to $4.3 million or 15.0% in 2001. This resulted in EBITDA of $5.8 million (25.1% of sales) compared to $11.6 million (39.9% of sales) in 2001.

Amortization expense increased to $3.4 million in 2002 from $2.4 million in the prior year.

Interest expense in the quarter was $0.7 million compared to $0.8 million last year. Income tax expense was $0.5 million compared to $3.2 million, resulting from lower pre-tax earnings. The effective income tax rate for the Company was 33% compared to 38% in 2001. The reduction relates primarily to the 2% reduction in the Alberta corporate tax rate and the implementation of some tax efficient corporate structures.

NET EARNINGS

Net earnings for the first quarter were $1.1 million compared to income before goodwill amortization of $5.1 million in 2001. Effective January 1, 2002, the Company adopted new accounting standards for business combinations, goodwill and other intangible assets. Under the new standards of accounting for goodwill, goodwill is no longer amortized, but is tested for impairment at least annually. The Company will perform the first step of the impairment test on goodwill prior to June 30, 2002 in accordance with the timeline set out in the new accounting standard. Goodwill amortization recorded in the first quarter of 2001 was $0.3 million.

CAPITAL EXPENDITURES

Additions to capital expenditures for 2002 were $7.9 million compared to $3.9 million in 2001. The majority of these additions relate to the new oil and gas EM systems added in the latter part of the quarter.

OUTLOOK

The Company will continue to take a cautious approach for the balance of 2002 to ensure continued stability for its worldwide group of companies. The Company has a number of new products that have been recently acquired or currently being developed. These include the BlackStar EM MWD systems and new products such as the RTI tool and the Rotary Steerable Tool. The Company completed the addition of 17 new oil and gas BlackStar EM MWD systems in late March. Demand for these systems has been quite high and they are expected to make a meaningful contribution to financial results for the balance of 2002. The Company also plans to add 10 new utility systems during the second quarter of this year. As well, the Company is in the process of constructing a new facility for its BlackStar EM operations, in Stafford (Houston), Texas adjacent to our US headquarters.

The RTI tool has also been very well accepted in the marketplace. To-date, the Company has performed over 20 jobs and now considers this product to be commercial. We are currently working on adding additional sizes, which are expected to be completed over the next few months. A new prototype for the CROBAR Rotary Steerable Tool, complete with electronics, is expected early in Q3. The Company expects this product will be commercial during the fourth quarter of 2002.

We will also continue to focus on increasing utilization of existing downhole tools, particularly the Black Max motors (of which NQL has over 1,500 deployed strategically worldwide). Our approach is based on the obvious uncertainty with respect to global economies. The Company will also continue to focus on long-term growth and look for accretive acquisitions and expansion opportunities in order to enhance shareholder value.

May 30,2002

The Ontario Securities Commission
The Alberta Securities Commission
The British Columbia Securities Commission
The Quebec Securities Commission
The Nova Scotia Securities Commission

Dear Sirs:

Please accept this letter as written confirmation that NQL Drilling Tools Inc.'s first quarter report for the three months ended March 31,2002 has been distributed to all parties listed on the supplemental mailing list. The date of mailing was May 30, 2002.

Sincerely,

Darren Stevenson, CA
VP Finance & Chief Financial Officer

1-2-1

Consolidated Financial Statements of

NQL DRILLING TOOLS INC.

December 31, 2002

MANAGEMENT'S REPORT

The accompanying consolidated financial statements are the responsibility of management. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using appropriate accounting policies, methods and estimates as selected by management giving consideration to the Company's circumstances.

The Company maintains appropriate systems of accounting and internal controls. Policies and procedures are designed to give reasonable assurance that transactions are appropriately authorized, assets are safeguarded and financial records are properly maintained to provide reliable information for the preparation of financial statements.

Deloitte & Touche LLP, an independent firm of Chartered Accountants, has been engaged, as approved by a vote of the shareholders at the Company's most recent annual general meeting, to examine the consolidated financial statements in accordance with generally accepted auditing standards in Canada and provide an independent professional opinion.

The Audit Committee has reviewed these financial statements with management and has reported to the Board of Directors. The Board has approved the consolidated financial statements on the recommendation of the Audit Committee.

Dean Livingstone
Chairman of the Board, President & CEO

Darren Stevenson
Vice President Finance & CFO

May 5, 2003

Deloitte & Touche LLP
2000 ManuLife Place
10180 - 101 Street
Edmonton, Alberta T5J 4E4

Tel: (780) 421 3611
Fax: (780) 421 3782
www.deloitte.ca

Deloitte & Touche

Auditors' Report

To the Shareholders of
NQL Drilling Tools Inc.

We have audited the consolidated balance sheet of NQL Drilling Tools Inc. as at December 31, 2002, and the consolidated statements of operations, retained earnings, and cash flow for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002, and the results of its operations and cash flow for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2001, and for the year then ended were audited by other auditors, who expressed an opinion without reservation on those statements, dated March 6, 2002 (May 2, 2003 as to Note 19).

Deloitte & Touche LLP

Chartered Accountants

Edmonton, Alberta
May 5, 2003

NQL DRILLING TOOLS INC.
Consolidated Balance Sheet
As at December 31
(thousands of Canadian dollars, except per share data)

	2002	2001
ASSETS		
CURRENT		
Cash	**$ 1,688**	$ 3,725
Accounts receivable	**35,613**	35,743
Inventory (Note 6)	**49,270**	45,525
Prepaid expenses	**2,739**	2,671
Income taxes recoverable	**6,110**	-
Future income taxes (Note 10)	**1,462**	-
	96,882	87,664
LONG-TERM INVESTMENTS (Note 7)	**1,191**	1,145
FUTURE INCOME TAXES (Note 10)	**3,934**	1,818
DEPOSITS ON CAPITAL ASSETS	**-**	1,682
CAPITAL ASSETS (Note 8)	**114,763**	103,210
DEFERRED CHARGES (Note 9)	**11,005**	3,521
GOODWILL (Note 11)	**77,803**	37,739
	$ 305,578	$ 236,779
LIABILITIES		
CURRENT		
Bank indebtedness (Note 12)	**$ 37,946**	$ 29,525
Bridge loan (Note 13)	**34,600**	-
Accounts payable and accrued liabilities	**19,694**	19,310
Income taxes payable	**1,761**	4,410
Current portion of long-term debt (Note 14)	**20,325**	5,002
	114,326	58,247
LONG-TERM DEBT (Note 14)	**2,113**	17,320
FUTURE INCOME TAXES (Note 10)	**10,584**	5,096
	127,023	80,663
COMMITMENTS AND CONTINGENCIES (Notes 2 and 17)		
SHAREHOLDERS' EQUITY		
Capital stock (Note 15)	**135,389**	108,277
Retained earnings	**35,909**	41,786
Cumulative translation adjustments (Note 16)	**7,257**	6,053
	178,555	156,116
	$ 305,578	$ 236,779

APPROVED BY THE BOARD

.... Dean Livingstone, Director

.... Allan Sawin, Director

NQL DRILLING TOOLS INC.
Consolidated Statement of Operations
Year ended December 31
(thousands of Canadian dollars, except per share data)

	2002	2001
REVENUE	$ 96,700	$ 124,961
DIRECT EXPENSES	54,472	62,093
GROSS MARGIN	42,228	62,868
EXPENSES		
General and administrative	29,778	23,357
Amortization	14,752	12,427
Foreign exchange loss (gain)	840	(472)
	45,370	35,312
(LOSS) INCOME BEFORE INTEREST EXPENSE, INCOME TAXES, AND GOODWILL AMORTIZATION	(3,142)	27,556
INTEREST EXPENSE (Note 18)	5,542	3,536
(LOSS) INCOME BEFORE INCOME TAXES AND GOODWILL AMORTIZATION	(8,684)	24,020
INCOME TAX RECOVERY (EXPENSE) (Note 10)		
Current	2,509	(12,109)
Future	298	3,737
	2,807	(8,372)
(LOSS) INCOME BEFORE GOODWILL AMORTIZATION	(5,877)	15,648
GOODWILL AMORTIZATION - net of income taxes	-	2,128
NET (LOSS) INCOME	$ (5,877)	$ 13,520
(LOSS) EARNINGS PER COMMON SHARE (Note 22)		
(Loss) earnings per common share, before goodwill amortization		
Basic	$ (0.24)	$ 0.71
Diluted	(0.24)	0.70
(Loss) earnings per common share - net		
Basic	(0.24)	0.61
Diluted	(0.24)	0.60
Weighted average number of common shares outstanding - basic	23,990,324	22,113,584
Weighted average number of common shares outstanding - diluted	24,248,325	22,448,508

NQL DRILLING TOOLS INC.
Consolidated Statement of Retained Earnings
Year ended December 31
(thousands of Canadian dollars, except per share data)

	2002	2001
RETAINED EARNINGS, BEGINNING OF YEAR	**$ 41,786**	$ 28,266
NET (LOSS) INCOME FOR THE YEAR	**(5,877)**	13,520
RETAINED EARNINGS, END OF YEAR	**$ 35,909**	$ 41,786

NQL DRILLING TOOLS INC.
Consolidated Statement of Cash Flow
Year ended December 31
(thousands of Canadian dollars, except per share data)

	2002	2001
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES		
OPERATING ACTIVITIES		
Net (loss) income	$ (5,877)	$ 13,520
Items not affecting cash		
Amortization	14,752	12,427
Goodwill amortization	-	2,128
Amortization of deferred financing costs	409	-
Future income taxes	(298)	(3,737)
Equity loss (Note 7)	55	-
	9,041	24,338
Net change in operating working capital items	(437)	(3,478)
CASH PROVIDED BY OPERATING ACTIVITIES	8,604	20,860
FINANCING ACTIVITIES		
Bank indebtedness	5,949	5,411
Proceeds from bridge loan	53,000	-
Repayment of bridge loan	(18,400)	-
Issuance of capital stock	25,145	380
Proceeds from long-term debt	2,893	13,040
Repayment of long-term debt	(5,654)	(11,343)
CASH PROVIDED BY FINANCING ACTIVITIES	62,933	7,488
INVESTING ACTIVITIES		
Deposits on capital assets	-	(1,682)
Long-term investments	(101)	(1,145)
Business acquisitions (Note 5)	(50,806)	(2,398)
Deferred charges	(3,008)	(1,183)
Purchase of capital assets	(19,659)	(19,466)
CASH USED IN INVESTING ACTIVITIES	(73,574)	(25,874)
(DECREASE) INCREASE IN CASH	(2,037)	2,474
CASH, BEGINNING OF YEAR	3,725	1,251
CASH, END OF YEAR	$ 1,688	$ 3,725
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Interest paid	$ 4,689	$ 3,581
Income taxes paid	$ 4,344	$ 10,695

(thousands of Canadian dollars, except per share data)

1. OPERATIONS

NQL Drilling Tools Inc. (the Company), through its subsidiaries and affiliates, provides downhole tools, services, and technology used primarily in drilling applications in the oil and gas, environmental, and utilities industries on a worldwide basis.

2. CONTINUATION OF THE BUSINESS

While these consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, several adverse conditions and events cast substantial doubt upon the validity of this assumption.

As at December 31, 2002, the Company has a $17.4 million working capital deficiency (2001 - working capital surplus of $29.4 million). This deficiency arose primarily from a $34.6 million bridge loan, which is due May 30, 2003, and from $16.0 million of term debt that is classified as a current liability for the reasons discussed in Note 14. The bridge loan, with an original balance of $53.0 million, was used to close the August 29, 2002, acquisition of Diamond Products International, Inc. In addition, the Company is in breach of financial covenants relating to its bank credit facilities and has required a series of extensions with regard to the bridge loan repayments.

The Company must obtain revisions to existing financial covenants and bank loan terms. The Company is pursuing various options with its lenders for changes in the terms of its credit facilities. No agreements with lenders have been reached yet and there can be no assurance that such agreements will be reached, nor that financing efforts will be successful. The Company's continued existence is dependent upon its ability to restructure its financing arrangements and to restore and maintain profitable operations.

If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported net earnings, and the balance sheet classifications used.

3. CHANGE IN ACCOUNTING POLICIES

(a) Change in accounting policies for the year ended December 31, 2002

Stock-based compensation plans

Effective January 1, 2002, the Company adopted prospectively, the new Canadian Institute of Chartered Accounts (CICA) Handbook Section 3870 with respect to the accounting and disclosure of stock-based compensation. The Company has elected to account for stock options by measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of grant over the exercise price. As no stock options have been issued at an exercise price below the quoted market value of the stock, no compensation expense has been recognized in the consolidated financial statements for stock options granted during the period.

(thousands of Canadian dollars, except per share data)

3. **CHANGE IN ACCOUNTING POLICIES (continued)**

Intangible assets and goodwill

Commencing January 1, 2002, the recommendations of the new CICA Handbook Section 3062, *Goodwill and Other Intangible Assets*, apply to the Company. Rather than being systematically amortized, the carrying value of intangible assets with indefinite lives and goodwill will be periodically tested for impairment. Intangible assets with finite lives ("intangible assets subject to amortization") will be annually reviewed in respect of their useful lives. The test is applied to each of the Company's reporting units (the reporting units being identified in accordance with the criteria in the CICA Handbook section for intangible assets and goodwill).

Goodwill is to be tested for impairment as at January 1, 2002, and any transitional impairment amount would be considered to arise from a change in accounting policy and would be charged directly to opening retained earnings. The Company completed this test in the second quarter of 2002. By applying the prescribed method of comparing the fair value of its reporting units to the carrying amounts of its reporting units, the Company has assessed its goodwill and determined that there was no goodwill transitional impairment amount. Consistent with current industry-specific valuation methods and recommendations for assessment from the CICA Handbook Section 3062, the Company used a combination of the discounted cash flow model and the market comparable approach for determining the fair value of its reporting units.

(b) Change in accounting policies for the year ended December 31, 2001

Replacement parts

Effective January 1, 2001, the Company has prospectively changed the manner in which it accounts for used replacement parts. These items, which are now included with capital assets, were previously included with inventory. Replacement parts are assets that are used to customize rental equipment to ensure that it meets a customer's needs. Replacement parts are used repeatedly over an extended period of time and therefore, it is more appropriate to categorize them as capital assets rather than inventory.

Due to improvements to the Company's accounting system, the Company is better able to track the information relating to the parts used on tools. As a result of these circumstances, the accounting change has been accounted for as a change in accounting policy rather than a correction of an error. The change in accounting policy has been applied prospectively, commencing January 1, 2001. The necessary financial information was not reasonably determinable to allow the Company to apply the change in accounting policy on a retroactive basis.

For the year ended December 31 2001, amortization was increased by $1,078 as a result of the change. At December 31, 2001, capital assets increased and inventory decreased by $9,866 as a result of this change.

3. CHANGE IN ACCOUNTING POLICIES (continued)

Earnings per share

Effective January 1, 2001, the Company adopted the treasury stock method of calculating diluted earnings per common share as recommended by the CICA Handbook Section 3500. The treasury stock method assumes that any proceeds obtained upon exercise of options and warrants would be used to purchase common shares at the average market price during the period.

4. ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are expressed in Canadian dollars.

The accompanying consolidated financial statements were prepared using accounting principles applicable to a going concern, which assume that the Company will continue operations for a reasonable period of time and will be able to realize its assets and discharge its liabilities in the normal course of operations (Note 2).

Principles of consolidation

The financial statements of entities, which are controlled by the Company, referred to as subsidiaries, are consolidated. Entities that are not controlled but over which the Company has the ability to exercise significant influence are accounted for using the equity method of accounting. Investments in other entities are accounted for using the cost method.

Use of estimates

The preparation of financial statements, in conformity with Canadian generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Significant estimates include the allowance for doubtful accounts, valuation of goodwill, future income taxes, valuation of deferred development costs, accrued liabilities, inventory obsolescence, and useful lives of capital assets. Management believes its estimates to be appropriate; however, actual results could differ from those estimates.

4. ACCOUNTING POLICIES (continued)

Foreign exchange translation

Monetary assets and liabilities are translated at the rate of exchange prevailing at the balance sheet date. Foreign currency revenue and expenses are translated into Canadian dollars at rates of exchange at the time of such transactions. Foreign operations are considered to be self-sustaining and are converted from their respective functional currencies to Canadian dollars using the current rate method. Under this method, assets and liabilities are translated at the year-end exchange rates and items included in the statements of operations, retained earnings, and cash flow are translated at weighted average rates. Resulting unrealized gains or losses are accumulated and reported as cumulative translation adjustments in shareholders' equity. The U.S. dollar is considered to be the functional currency of the Company's subsidiaries in Venezuela, Bolivia, Argentina, and Mexico as most of the activities are conducted in U.S. dollars. Accordingly, the operations of these subsidiaries are translated from the local currency into U.S. dollars using the temporal method, whereby monetary assets and liabilities are translated at the year-end rate of exchange, non-monetary assets and liabilities are translated at the historical rate of exchange and items included in the statement of operations are translated at weighted average rates. Exchange gains or losses are included in the determination of earnings. The U.S. dollar financial statements of these subsidiaries are translated into Canadian dollars using the current rate method.

Cash and cash equivalents

Cash is comprised of cash on deposit. Bank indebtedness, consisting of a revolving operating loan, is not included in cash and cash equivalents for purposes of the statement of cash flow, as it does not fluctuate frequently from being positive to overdrawn, and is therefore considered a financing activity.

Inventory

Spare parts and raw materials are valued at the lower of weighted average cost and net realizable value. Inventory for resale and work in process are valued at the lower of cost and net realizable value, where cost includes the cost of raw materials, direct labor, and manufacturing overhead.

Capital assets

Capital assets are recorded at historical cost and are amortized over their estimated useful lives, beginning when they are put into use, at the following rates and methods:

Buildings	4% straight-line
Automotive equipment	30% declining balance
Shop equipment	10% to 20% declining balance
Office equipment	20% declining balance
Research and development equipment	20% declining balance
Leasehold improvements	Over the term of the lease
Downhole tools	10% straight-line and 20% declining balance

4. ACCOUNTING POLICIES (continued)

Capital assets (continued)

The Company evaluates the carrying value of capital assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company recognizes an impairment charge when it is probable that estimated future non-discounted cash flows of the underlying assets will be less than the carrying value of the assets.

Deferred charges

Deferred charges include development costs and technology of downhole tools, pre-operating costs of new service locations, and costs associated with securing new financing. Deferred development costs and technology of downhole tools are amortized straight-line over ten years based on the estimated economic life of the downhole tool. Pre-operating costs are amortized over three years on a straight-line basis. Deferred financing costs are amortized on a straight-line basis over the term of the debt facility.

Goodwill

Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3062, *Goodwill and Other Intangible Assets*. As a result of adopting this section, the Company no longer amortizes goodwill and indefinite life intangible assets. The Company will assess goodwill for impairment on an annual basis and any resulting impairment will be charged to earnings in the period the impairment is identified.

Revenue recognition

Revenue is generally recognized when the product or service has been provided to the customer. Specific revenue recognition policies for each of the Company's operating segments are as follows:

(a) Downhole Tools

Revenue from the rental of products is billed immediately and recognized upon invoicing. Revenue from the sale of products and delivery of services is recognized upon the passage of title or delivery of services to the customer. Sales of downhole tools are generally accompanied by service agreements in order to ensure proper servicing and repair of these tools. Revenue from service agreements is billed and recognized after the service and repair has been completed.

(b) Oilfield Services

Revenue is earned on a daily basis through the provision of services to the customer.

(c) Manufacturing

Revenue from products manufactured is recognized upon delivery to the customer.

4. ACCOUNTING POLICIES (continued)

Income taxes

Income taxes are accounted for using the liability method of income tax allocation. Under the liability method, income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at their carrying value.

Income tax assets are also recognized for the benefits from tax losses and deductions that cannot be identified with particular assets or liabilities, provided these benefits are more likely than not to be realized. Future income tax assets and liabilities are determined based on the tax laws and rates that are anticipated to apply in the period of realization.

Long-term investments

Investments in companies subject to significant influence are accounted for using the equity method; other investments are recorded at cost. The Company records impairment losses if there has been an impairment in the value of investments that is other than temporary in nature.

Stock-based compensation

The Company has a stock-based compensation plan, which is described in Note 15. No compensation expense is recognized for this plan when stock options are issued. Any consideration paid by option or warrant holders for the purchase of stock is credited to capital stock. If plan entitlements are repurchased from the holder, the consideration paid is charged to retained earnings.

Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3870 with respect to the accounting and disclosure of stock-based compensation, which recommends that awards to employees be valued using a fair value method of accounting. These new rules also require that companies account for awards to be settled in cash or other assets, by measuring compensation expense on an ongoing basis, as the amount by which the quoted market price exceeds the exercise price at each measurement date.

As permitted under Section 3870, the Company has elected to account for stock options by measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of grant over the exercise price.

Under Section 3870, companies that elect a method other than the fair value method of accounting are required to disclose pro forma net income and earnings per share information, using a pricing model such as the Black-Scholes model, as if the fair value method of accounting had been used. These new rules do not apply to pre-existing awards except for those awards that call for settlement in cash or other assets.

4. ACCOUNTING POLICIES (continued)

Research and development costs

Research costs are expensed as incurred and significant project development costs are capitalized as deferred charges in accordance with Canadian generally accepted accounting principles, once the Company has determined that commercialization criteria concerning the product or process have been met. These projects relate primarily to the development of new downhole tools or improvements to existing downhole tools. Amortization of these costs over the useful life commences with the successful commercial production or use of the product or process. On an ongoing basis, management reviews the unamortized balance to ensure that the deferred development costs continue to satisfy the criteria for deferral and amortization.

Government assistance

The Company receives government assistance in the form of investment tax credits. Investment tax credits toward research and development expenditures, related to capital assets used for research and development, are credited against the cost of the related capital assets and all other assistance is credited against the related expenses as incurred.

Earnings per share

Basic earnings per common share is calculated using the weighted average number of common shares outstanding during the period. Diluted earnings per common share is calculated on the basis of the weighted average number of common shares outstanding during the period plus the additional common shares that would have been outstanding if potentially dilutive common shares had been issued using the treasury stock method.

Employee future benefits

The Company accounts for employee future benefits in accordance with CICA Handbook Section 3461, which requires that all employee future benefits be accounted for on an accrual basis.

(thousands of Canadian dollars, except per share data)

5. BUSINESS ACQUISITIONS

Diamond Products International, Inc.

On August 29, 2002, the Company acquired all the outstanding shares of Houston, Texas-based Diamond Products International, Inc. (DPI), a leading polycrystalline diamond compact (PDC) drill bit design and manufacturing business.

The acquisition has been accounted for by the purchase method of accounting and includes results of operations from the date of acquisition. The total cost of the purchase was $52,847, consisting of share consideration of 126,467 common shares with a value of $1,159, warrants consideration of 121,535 warrants with a net value of $808, and cash of $50,880. The value per share used to calculate the share and warrant consideration was $9.168. This price was the weighted average trading price per share for the ten-day period prior to the announcement date. The fair value ascribed to the net assets acquired is as follows:

Current assets (including $74 of cash)	$ 18,124
Capital assets	4,099
Deferred charges	5,685
Current liabilities	(6,001)
Bank indebtedness	(2,472)
Long-term debt	(3,083)
Future income taxes	(2,983)
Total net assets acquired	13,369
Goodwill	39,478
Total assets	$ 52,847
Purchase price	
Common shares and warrants	$ 1,967
Cash (including $1,316 of transaction costs)	50,880
	$ 52,847

(thousands of Canadian dollars, except per share data)

5. BUSINESS ACQUISITIONS (continued)

Northstar Drilling Systems Inc.

On May 15, 2001, the Company acquired all the outstanding shares of Northstar Drilling Systems Inc., resulting in the strategic merger of Northstar's electromagnetic technology business. Northstar's EM System is an advanced wireless guidance technology used in oil and gas drilling, including underbalanced drilling and the trenchless construction (utility) industry.

The acquisition has been accounted for by the purchase method of accounting and includes results of operations from the date of acquisition. The total cost of the purchase was $32,747, consisting of share consideration of 3,734,401 common shares with a value of $31,743 and transaction costs of $1,004. The value per share used to calculate the share consideration was $8.50. The price was the weighted average trading price per share for a ten-day period prior to the announcement date. The fair value ascribed to the net assets acquired is as follows:

Current assets (including $508 of cash)	$ 14,565
Capital assets	7,809
Deferred charges	1,052
Future income taxes	1,540
Current liabilities	(7,308)
Bank indebtedness	(251)
Long-term debt	(4,596)
Total net assets acquired	12,811
Goodwill	19,936
Total assets	$ 32,747
Purchase price	
Common shares	$ 31,743
Cash (transaction costs)	1,004
	$ 32,747

Numeric Machine Ltd.

On September 30, 2001, the Company acquired all the outstanding shares of Numeric Machine Ltd., a privately owned machine shop based in Edmonton, Alberta. This company has now been wound up into NBJ Manufacturing Ltd.

(thousands of Canadian dollars, except per share data)

5. BUSINESS ACQUISITIONS (continued)

Numeric Machine Ltd. (continued)

The acquisition has been accounted for by the purchase method of accounting and includes results of operations from the date of acquisition. The total cost of the purchase was $2,441, consisting of share consideration of 75,000 common shares with a value of $582 and cash of $1,859. The value per share used to calculate the share consideration was $7.76. This price was the weighted average trading price per share for a ten-day period prior to the announcement date. The fair value ascribed to the net assets acquired is as follows:

Current assets (including $60 of cash)	$ 648
Capital assets	992
Current liabilities	(849)
Total net assets acquired	791
Goodwill	1,650
Total assets	$ 2,441
Purchase price	
Common shares	$ 582
Cash (including $41 of transaction costs)	1,859
	$ 2,441

6. INVENTORY

	2002	2001
Raw materials	**$ 1,016**	$ 168
Work-in-progress	**1,831**	1,501
Spare parts	**31,491**	35,802
Inventory for resale	**14,932**	8,053
	$ 49,270	$ 45,525

7. LONG-TERM INVESTMENTS

	2002	2001
Investment subject to significant influence (a)	**$ 403**	$ 423
Other (b)	**788**	722
	$ 1,191	$ 1,145

(thousands of Canadian dollars, except per share data)

7. LONG-TERM INVESTMENTS (continued)

(a) The Company has a 20% investment in RTI, LLC, (RTI), a company formed to develop technology related to a new downhole tool. This product is marketed exclusively through the Company and its subsidiaries by virtue of a licensing agreement with RTI. This investment is accounted for using the equity method of accounting. For the year ended December 31, 2002, the Company recorded an equity loss from this investment of $55, which, due to the insignificance of the amount, has been included in revenue on the consolidated statement of operations.

During the year, the Company incurred licence fees of $201 (2001 - $281) to RTI.

At December 31, 2002, the carrying value of the investment and the book value of the investee's net assets are not materially different.

(b) The Company has made advances to Newburgh Industries Ltd. in exchange for an agreement in principle to acquire a 20% investment in this company. The funds were used to develop technology related to a new downhole tool. This product will be marketed exclusively through the Company and its subsidiaries. The advances are unsecured and non-interest bearing.

(thousands of Canadian dollars, except per share data)

8. CAPITAL ASSETS

	2002		
	Cost	**Accumulated Amortization**	**Net Book Value**
Downhole tools	**$ 101,688**	**$ 28,720**	**$ 72,968**
Shop equipment	**27,406**	**8,797**	**18,609**
Buildings	**15,339**	**2,118**	**13,221**
Leasehold improvements	**749**	**512**	**237**
Office equipment	**4,909**	**2,570**	**2,339**
Automotive equipment	**4,644**	**3,316**	**1,328**
Research and development equipment	**1,131**	**12**	**1,119**
Land	**4,942**	**-**	**4,942**
	$ 160,808	**$ 46,045**	**$ 114,763**

	2001		
	Cost	Accumulated Amortization	Net Book Value
Downhole tools	$ 91,529	$ 23,792	$ 67,737
Shop equipment	21,682	7,172	14,510
Buildings	13,612	1,550	12,062
Leasehold improvements	793	389	404
Office equipment	4,272	2,014	2,258
Automotive equipment	4,651	2,577	2,074
Land	4,165	-	4,165
	$ 140,704	$ 37,494	$ 103,210

Amortization of capital assets for the year amounted to $14,009 (2001 - $11,983).

A significant portion of the downhole tools is subject to operating leases of a short-term nature, resulting in lease revenue equal to approximately 40% (2001 – 43%) of the total downhole tools revenue indicated in Note 23.

(thousands of Canadian dollars, except per share data)

9. DEFERRED CHARGES

	2002		
	Cost	**Accumulated Amortization**	**Net Book Value**
Deferred financing costs	**$ 1,586**	**$ 600**	**$ 986**
Development costs and technology of downhole tools	**11,528**	**1,696**	**9,832**
Pre-operating costs	**561**	**374**	**187**
	$ 13,675	**$ 2,670**	**$ 11,005**

	2001		
	Cost	Accumulated Amortization	Net Book Value
Deferred financing costs	$ 478	$ 118	$ 360
Development costs and technology of downhole tools	4,053	1,059	2,994
Pre-operating costs	446	279	167
	$ 4,977	$ 1,456	$ 3,521

Amortization of deferred charges for the year amounted to $1,225 (2001 - $444), of which $482 (2001 - nil) has been charged to interest expense. Included in total amortization was $672 (2001 - $185) related to development costs and technology of downhole tools.

Development costs and technology of downhole tools deferred during the year amounted to $7,475, of which $5,685 was purchased in conjunction with the Diamond Products International, Inc. acquisition (Note 5). In 2001, development costs and technology of downhole tools deferred during the year amounted to $1,984, of which $1,052 was purchased in conjunction with the acquisition of Northstar Drilling Systems Inc. (Note 5).

Research costs of $15 (2001 - nil) were expensed during the year.

(thousands of Canadian dollars, except per share data)

10. INCOME TAXES

The following is a reconciliation of income taxes, calculated at the Canadian combined federal and provincial income tax rate of approximately 39.25% (2001 - 42.11%), to the income tax provision included in the consolidated statement of operations.

	2002	2001
Recovery of (provision for) income taxes based on statutory tax rates	**$ 3,340**	$ (10,115)
Increase (decrease) related to:		
Large corporations tax	**(71)**	(25)
Deductible share issue costs	**-**	238
Manufacturing and processing deduction	**(324)**	565
Non-deductible items	**(435)**	(330)
Foreign tax rate differential	**(411)**	104
Other	**623**	217
Utilization of non-capital losses carried forward	**-**	289
Change in future income taxes resulting from tax rate reduction	**85**	685
	$ 2,807	$ (8,372)
Current income tax recovery (expense)	**$ 2,509**	$ (12,109)
Future income tax recovery	**298**	3,737
	$ 2,807	$ (8,372)

Income taxes are recognized for future income tax consequences attributed to estimated differences between the financial statement carrying value of existing assets and liabilities and their respective income tax bases.

(thousands of Canadian dollars, except per share data)

10. INCOME TAXES (continued)

The net future income tax liability is comprised of:

	2002	2001
Future income tax assets		
Tax benefits on loss carry forwards and tax credits	**$ 4,412**	$ 3,470
Reserves and contingencies	**3,857**	970
Share issuance costs	**634**	161
Other	**390**	(1,595)
Less valuation allowance	**(3,897)**	(1,188)
Future income tax assets	**5,396**	1,818
Future income tax liabilities		
Capital, intangible, and other assets	**(10,487)**	(4,938)
Other	**(97)**	(158)
Future income tax liabilities	**(10,584)**	(5,096)
Future income tax liabilities - net	**$ (5,188)**	$ (3,278)
Classified as:		
Current asset	**$ 1,462**	$ -
Long-term asset	**3,934**	1,818
Long-term liability	**(10,584)**	(5,096)
	$ (5,188)	$ (3,278)

For income tax purposes, the Company had non-capital loss carry forwards relating to operations in various jurisdictions of approximately $13,825 (2001 - $9,811), which are available to offset income to specific entities of the consolidated group in future periods. The non-capital loss carry forwards expire at various times to the end of 2023. Of the non-capital losses carry forwards, $4,245 (2001 - $7,585) has been recognized in these consolidated financial statements.

11. GOODWILL

	2002	2001
Balance, beginning of year	**$ 37,739**	17,889
Business acquisitions (Note 5)	**39,478**	21,586
Amortization	**-**	(2,128)
Foreign exchange	**586**	392
Balance, end of year	**$ 77,803**	$ 37,739

(thousands of Canadian dollars, except per share data)

12. BANK INDEBTEDNESS

Bank indebtedness consists of four revolving, operating loans secured by accounts receivable, inventory, and general security agreements. The revolving, operating loans are due on demand, restricted to specific margin requirements, limited to a maximum amount of $30,000, US $3,000, US $3,000 (reduced to US $1,633 subsequent to year-end), and Euros 350, and bear interest at prime plus 1.25% (revised to prime plus 4.25% subsequent to year-end), prime, prime plus 0.5%, and prime plus 4.0%, respectively. Interest expense during the year was $1,706 (2001 - $1,916). The total bank indebtedness, denominated in U.S. dollars, is US $4,295 (2001 - US $2,896). The total bank indebtedness denominated in Euros is Euros 229 (2001 - Euros nil).

13. BRIDGE LOAN

The bridge loan is due May 30, 2003, bears interest at prime plus 1.25% (revised to prime plus 4.25% subsequent to year-end), and is secured by a general security agreement providing a first charge on all assets of the Company and its subsidiaries.

(thousands of Canadian dollars, except per share data)

14. LONG-TERM DEBT

	2002	2001
Capital loan, payable in quarterly principal payments of $1,000, bearing interest at prime plus 1.25% at December 31, 2002 (revised to prime plus 4.25% subsequent to year-end), and secured by a general security agreement providing first charge on all assets of the Company and its subsidiaries	$ 16,000	$ 20,000
Subordinated debt, due June 30, 2003, bearing interest at 10%, and unsecured by agreement with certain former shareholders of Diamond Products International, Inc.	3,129	-
Mortgage, payable in monthly payments of US $13 to begin April 30, 2003, matures on February 29, 2008, bearing interest at 6.5%, and secured by a first lien position on the subject real estate with a net book value of $1,228	1,124	-
Loan agreement, payable in monthly payments of US $25 beginning January 15, 2003, due December 15, 2003, bearing interest at U.S. bank prime plus 2%, and unsecured	477	-
Instalment sale agreement, payable in monthly payments of US $4, maturing on July 31, 2011, bearing interest at 5%, and secured by the subject real estate with a net book value of $649	467	497
Promissory note, due and payable, bearing interest at 8%, and unsecured	394	796
Vehicle loans and leases payable, interest rates varying from 4% to 16%, due on dates ranging from March 31, 2003 to October 7, 2005, and secured by specific assets with a net book value of $440	340	377
Loan agreement, payable in monthly payments of US $2, matures December 1, 2003, bearing interest at LIBOR less 2%, and secured by subject property with a net book value of $20	46	113
Employment benefits payable	461	539
	22,438	22,322
Less current portion	20,325	5,002
	$ 2,113	$ 17,320

(thousands of Canadian dollars, except per share data)

14. LONG-TERM DEBT (continued)

Under the terms of the capital loan, the Company is required to maintain certain financial covenants. As at December 31, 2002, the Company was in violation of certain of these covenants. As such, the entire $16,000 of the capital loan has been classified as a current liability.

The bridge loan (Note 13), which is classified entirely as a current liability due to its repayment date, is subject to the same financial covenants as the capital loan and is, therefore, also in violation of certain of the financial covenants.

Employment benefits are termination benefits payable to Venezuelan, Bolivian, and U.A.E. employees as required under contract and statute. The Company is required to accrue the entire amount for benefits payable upon termination of the employment contract that legally corresponds to the Company's workers as an acquired right calculated according to collective employee contract and local labour laws.

The total long-term debt, denominated in U.S. dollars, is US $3,757 (2001 - US $1,063).

Interest on long-term debt during the year amounted to $2,352 (2001 - $1,121).

Assuming payment of the capital loan is not demanded, the aggregate principal repayments required to meet these obligations in each of the next five years are as follows:

2003	**$ 8,325**
2004	**4,278**
2005	**4,173**
2006	**4,151**
2007	**1,511**

(thousands of Canadian dollars, except per share data)

15. CAPITAL STOCK

Authorized
Unlimited Class A voting, common shares without nominal or par value
Unlimited Class B non-voting, common shares without nominal or par value

Changes in the Company's common shares outstanding during 2002 and 2001 are as follows:

	2002		2001	
	Number	**Amount**	Number	Amount
Common Shares				
Class A common shares				
Balance at beginning of year	**23,607,968**	**$ 108,277**	19,656,067	$ 75,572
Stock options exercised	**134,086**	**412**	101,500	159
Warrants exercised	**212,082**	**1,091**	41,000	221
Public offering (a)	**3,450,000**	**23,642**	-	-
Issued pursuant to acquisition (Note 5)	**126,467**	**1,159**	3,809,401	32,325
Balance at end of year	**27,530,603**	**134,581**	23,607,968	108,277
Warrants				
Balance at beginning of year	**280,082**	**-**	-	-
Granted	**-**	**-**	321,082	-
Issued pursuant to acquisition (Note 5)	**121,535**	**808**	-	-
Exercised	**(212,082)**	**-**	(41,000)	-
Balance at the end of year	**189,535**	**808**	280,082	-
		$ 135,389		$ 108,277

There are no outstanding Class B common shares.

(a) On December 19, 2002, the Company completed an offering consisting of 3,450,000 Class A common shares at a price of $7.15 per share, resulting in total gross proceeds of $24,668. Expenses of the share issue, net of future income taxes of $659, amounted to $1,026. Net proceeds to the Company of $23,642 were used primarily to pay down a portion of the bridge loan used to purchase Diamond Products International, Inc.

(thousands of Canadian dollars, except per share data)

15. CAPITAL STOCK (continued)

Changes in the Company's share purchase warrants outstanding during 2002 and 2001 are as follows:

	2002		2001	
	Number	**Weighted average exercise price**	Number	Weighted average exercise price
Outstanding, beginning of year	**280,082**	**$ 5.20**	-	$ -
Granted	**121,535**	**2.57**	321,082	5.22
Exercised	**(212,082)**	**5.15**	(41,000)	5.39
Outstanding, end of year	**189,535**	**$ 3.57**	280,082	$ 5.20

At December 31, 2002, all outstanding warrants were completely vested and expire on dates ranging from April 2003 to December 2011.

Stock-based compensation plan

The Company maintains an Employee, Director, and Consultant Stock Option Plan under which the Company may grant options for up to 2,500,000 shares of Class A common stock of the Company at an exercise price equal to the market price of the Company's stock at the date of grant. Options awarded are exercisable for a period of ten years and vest immediately unless alternative vesting requirements are determined at the time of issuance.

A summary of the status of the Company's stock option plan as at December 31, 2002 and 2001, and changes during the years ended on those dates is presented below:

	2002		2001	
	Shares	**Weighted average exercise price**	Shares	Weighted average exercise price
Outstanding, beginning of year	**849,515**	**$ 6.53**	858,015	$ 5.83
Granted	**173,500**	**7.80**	94,000	7.64
Exercised	**(134,086)**	**3.07**	(101,500)	1.89
Cancelled or expired	**(18,100)**	**9.62**	(1,000)	7.00
Outstanding, end of year	**870,829**	**$ 7.25**	849,515	$ 6.53

(thousands of Canadian dollars, except per share data)

15. CAPITAL STOCK (continued)

The following table summarizes information about stock options outstanding as at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding Dec. 31, 2002	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable Dec. 31, 2002	Weighted Average Exercise Price
$1 - $6	202,000	4.47 years	$ 3.90	202,000	$ 3.90
$6 - $9	566,829	7.50 years	7.68	500,329	7.66
> $9	102,000	5.52 years	11.54	94,500	11.71
$1 - $13	870,829	6.57 years	$ 7.25	796,829	$ 7.18

Pro forma accounting for stock-based compensation

Effective January 1, 2002, the CICA recommends that stock-based compensation be accounted for using a fair value methodology. As permitted under the new rules, the Company has elected to measure compensation expense as the difference, if any, between the quoted market value or fair value of the stock at the date of grant and the exercise price at the date of grant. The exercise price of options granted by the Company was not less than the market value at the date of grant and, consequently, no compensation expense has been recorded.

If compensation costs for options for common shares of the Company, issued on or after January 1, 2002, had been determined based on the fair value methodology, using the Black-Scholes option pricing model, the Company's net loss and loss per share would have been increased to the pro forma amounts indicated below:

Net loss applicable to common shareholders, as reported	$ 5,877
Pro forma net loss applicable to common shareholders	6,525
Net loss per common share, as reported - basic	(0.24)
Net loss per common share, as reported - diluted	(0.24)
Pro forma net loss per common share - basic	(0.27)
Pro forma net loss per common share - diluted	(0.27)

The fair value of each option grant by the Company was estimated using the Black-Scholes option-pricing model assuming no dividends are paid on common shares, a risk-free interest rate of 4.38%, an average life of five years, and a volatility of 53.14%. The amounts computed, according to the Black-Scholes pricing model, may not be indicative of the actual values realized upon the exercise of these options by the holders.

(thousands of Canadian dollars, except per share data)

16. CUMULATIVE TRANSLATION ADJUSTMENTS

	2002	2001
Balance, beginning of year	$ 6,053	$ 2,251
Net exchange gain for the year	1,204	3,802
Balance, end of year	$ 7,257	$ 6,053

The change in cumulative translation adjustments is primarily related to the change in the rate of exchange between the Canadian dollar and the U.S. dollar, and the effect this change has on the assets and liabilities of the Company's self-sustaining foreign subsidiaries. Included in the net exchange gain is a gain of $116 related to future income taxes.

17. COMMITMENTS AND CONTINGENCIES

Commitments

The Company is committed to capital expenditures of $353 (2001 - $694) and to future payments under operating leases and employment contracts as follows:

2003	**$ 7,541**
2004	**5,306**
2005	**3,116**
2006	**2,319**
2007	**1,459**

Contingencies

A claim for $25 million and $15 million each have been made against the Company and two of its subsidiaries for alleged patent infringement and other patent related matters. It is not possible, at this time, to determine if any amount will become payable as a result of these claims. Management is of the view that such claims are wholly without merit.

A claim for $1.2 million has been made against the Company for damages plus costs. It is not possible at this time to determine if any amount will become payable as a result of this claim. Management is of the view that evaluation of this claim is indeterminable at this time.

A claim for US $1.5 million has been made against the Company for damages plus costs. It is not possible, at this time, to determine if any amount will become payable as a result of this claim. Management is of the view that this claim is wholly without merit.

The Canada Customs and Revenue Agency (CCRA) is auditing certain of the Company's transfer pricing methodologies for the fiscal years 1996 to 2002. The Company anticipates that this matter will go before competent authority, comprised of representatives of the CCRA and Internal Revenue Service of the United States. Although such matters cannot be predicted with certainty, management strongly believes that the outcome will not have a material adverse financial effect on the Company.

(thousands of Canadian dollars, except per share data)

18. INTEREST EXPENSE

	2002	2001
Interest on long-term debt	$ 2,352	$ 1,121
Other	3,190	2,415
	$ 5,542	$ 3,536

19. EMPLOYEE BENEFIT PLAN

The Company has a defined contribution employee benefit plan covering a significant number of its employees. Depending on length of employment and plan participation, the Company either matches 50% or 100% of individual employee contributions to a maximum of fifteen hundred dollars per year. Employer matching contributions totalled $256 for the year ended December 31, 2002 (2001 - $218).

20. RELATED PARTY TRANSACTIONS

A certain director of the Company is also a partner in a legal firm that provided legal services to the Company in the amount of $131 during the year (2001 - $55). These transactions took place at normal commercial rates and terms.

21. FINANCIAL INSTRUMENTS

Financial instruments consist of recorded amounts of accounts receivable and other like amounts that will result in future cash receipts, as well as accounts payable and accrued liabilities, borrowings, and other like amounts that will result in future cash outlays.

Interest rate risk

Interest rate risk is the risk to the Company's earnings that arises from fluctuations in interest rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to interest rate risk. For 2002, a 1% increase or decrease in interest rates would have reduced or increased earnings before income taxes by $683.

21. FINANCIAL INSTRUMENTS (continued)

Credit risk

Credit risk arises from the potential that a counterparty will fail to perform its obligations. The Company is exposed to credit risk from customers. However, the Company has a large number of customers, dispersed across many different geographical locations internationally, which minimizes concentration of credit risk. In addition, significant customers include large, well-established, publicly traded corporations. Concentration of credit risk, with respect to accounts receivable, is also limited due to the Company's credit evaluation process. In the normal course of business, the Company evaluates the financial condition of its customers on a continuing basis and reviews the credit worthiness of all new customers. The Company does not consider cash to be a credit risk as it does not maintain large cash balances in its foreign jurisdictions other than the United States.

Currency risk

The Company is exposed to currency risks as a result of its export to foreign jurisdictions of goods produced in Canada. These risks are partially covered by purchases of goods and services in the foreign currency. The Company does not use derivative financial instruments to reduce its exposure to fluctuations in foreign exchange rates.

Fair value

The carrying value of the Company's interest in financial instruments approximates their fair value. The estimated fair values approximate amounts for which these financial instruments could be currently exchanged in an arm's length transaction between willing parties who are under no compulsion to act. Therefore, fair values are based on estimates, using present value and other valuation techniques, that are significantly affected by the assumptions used concerning the amount and timing of estimated future cash flows and discount rates that reflect varying degrees of risk. Therefore, due to the use of subjective judgment and uncertainties, the aggregate fair value amount should not be interpreted as being realizable in an immediate settlement of the instruments.

(thousands of Canadian dollars, except per share data)

22. EARNINGS PER COMMON SHARE

In calculating earnings per common share under the treasury stock method, the numerator remains unchanged from the basic earnings per common share calculation, as the assumed exercise of the Company's stock options does not result in an adjustment to income. The reconciliation of the denominator in calculating diluted earnings per common share is as follows:

	2002	2001
Weighted average number of common shares outstanding - basic earnings per common share	**23,990,324**	22,113,584
Effect of dilutive securities	**258,001**	334,924
Weighted average number of common shares outstanding - diluted earnings per common share	**24,248,325**	22,448,508

For the year ended December 31, 2002, the effect of dilutive securities is anti-dilutive.

23. SEGMENTED INFORMATION

The Company's three operating divisions, Downhole Tools, Oilfield Services, and Manufacturing, have been determined based on the nature of the products produced and services provided. In 2002, management determined that the Manufacturing Division constituted a reportable segment and, as such, the 2001 comparative figures have been adjusted accordingly.

The Downhole Tools Segment comprises the operations of Black Max Downhole Tools Ltd. (Canadian operations) and Black Max Downhole Tools Inc. (U.S. operations), as well as several other businesses. The Segment designs, manufactures, services, and markets downhole drilling motors, whipstocks, mills, EM MWD guidance systems, drilling jars, shock subs, drilling bits, and a number of other downhole tools such as flex subs, bent housings, and swivels.

The Oilfield Services Segment provides specialized downhole fishing services through NQL's wholly owned subsidiary, CanFish Services Inc.

The Manufacturing Segment provides manufacturing and machining support to the other Segments, through NBJ Manufacturing Ltd. in Canada and NBJ Manufacturas Petroleras (Bolivia) S.A. in Bolivia. Although this Segment's products are sold primarily to other Segments in order to maintain margins, there are some revenues generated from third parties.

The accounting policies of the reportable segments are the same as those described in Note 4.

(thousands of Canadian dollars, except per share data)

23. SEGMENTED INFORMATION (continued)

	2002			
	Downhole Tools	**Oilfield Services**	**Manufacturing**	**Consolidated**
Revenue	**$ 79,764**	**$ 14,348**	**$ 2,588**	**$ 96,700**
Interest expense	**5,482**	**3**	**57**	**5,542**
Amortization	**11,597**	**1,970**	**1,185**	**14,752**
Income tax (recovery) expense				
Current	**(5,522)**	**(82)**	**3,095**	**(2,509)**
Future	**662**	**(217)**	**(743)**	**(298)**
Net (loss) income	**(8,147)**	**1,033**	**1,237**	**(5,877)**
Total assets	**264,873**	**27,375**	**13,330**	**305,578**
Capital expenditures	**16,783**	**922**	**1,954**	**19,659**
Goodwill	**64,892**	**10,706**	**2,205**	**77,803**

	2001			
	Downhole Tools	Oilfield Services	Manufacturing	Consolidated
Revenue	$ 103,042	$ 18,990	$ 2,929	$ 124,961
Interest expense	3,475	1	60	3,536
Amortization	9,806	1,700	921	12,427
Goodwill amortization	1,423	595	110	2,128
Income tax expense (recovery)				
Current	7,472	1,856	2,781	12,109
Future	(2,526)	(112)	(1,099)	(3,737)
Net income (loss)	12,755	1,751	(986)	13,520
Total assets	196,761	26,594	13,424	236,779
Capital expenditures	15,898	2,290	1,278	19,466
Goodwill	24,828	10,706	2,205	37,739

(thousands of Canadian dollars, except per share data)

23. SEGMENTED INFORMATION (continued)

The Company operates in the following geographical segments. Revenues are attributed to these geographical segments based on the country from which the product or service originates.

	2002	2001
Revenue		
Canada	**$ 29,461**	$ 42,010
United States	**38,695**	52,519
International	**28,544**	30,432
	$ 96,700	$ 124,961
Capital assets		
Canada	**$ 44,206**	$ 43,987
United States	**45,753**	37,130
International	**24,804**	22,093
	$ 114,763	$ 103,210
Goodwill		
Canada	**$ 32,932**	$ 33,013
United States	**44,871**	4,726
	$ 77,803	$ 37,739

1.d.1

Management's Discussion and Analysis

NQL DRILLING TOOLS INC.

For the year ending December 31, 2002
Dated as of May 12, 2003

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

This management's discussion and analysis focuses on key statistics from the Consolidated Financial Statements of NQL Drilling Tools Inc. (the "Company"), and pertains to known risks and uncertainties relating to the oil and gas services sector. This discussion should not be considered all-inclusive as it excludes changes that may occur in general economic, political and environmental conditions. This discussion and analysis of the financial condition and results of operations of the Company should be read in conjunction with the Company's Consolidated Financial Statements and the notes thereto.

As a result of marked decline in activity in 2002, revenue, earnings and operational activity decreased in comparison with last year. Demand for the company's products and services fell in conjunction with lower overall level of drilling activity in most of the Company's major markets.

RESULTS OF OPERATIONS

($000s, except per share amounts)

	2002	2001	% Change
Revenues	$96,700	$124,961	(23%)
Income (loss)			
before goodwill amortization	($5,877)	$15,648	(138%)
after goodwill amortization	($5,877)	$13,520	(143%)
Earnings (loss) per share (diluted)			
before goodwill amortization	($0.24)	$0.70	(134%)
after goodwill amortization	($0.24)	$0.60	(140%)

REVENUES

Consolidated

For the year ended December 31, 2002, NQL recorded revenues of $96.7 million. This represents a decrease of $28.3 million over the $125 million recorded for 2001.

Geographic Segments

Revenues in Canada are generated by all three of the Company's operating divisions: Downhole Tools, Oilfield Services, and Manufacturing. Canadian revenues decreased 30% to $29.5 million (including $0.90 million in EM revenues) from $42.0 million in 2001. This decline in revenues can be attributed to a general reduction in drilling activity in the Canadian market compared to the prior year and to a slower than expected start to the Canadian winter drilling season.

US revenues are generated by the Downhole Tools Division. US revenues decreased 26% to $38.7 million (including $2.7 million in EM revenues) from $52.5 million (including $3.0 million in EM revenues) in 2001, again due primarily to the general decrease in industry activity as well as the decline in activity in the utility and trenchless construction industry. Revenues from the Company's Black Max operation accounted for a large percentage of the revenues, comprising $26.6 million compared with $41.3 million a year earlier. Revenues from Ackerman International Inc. for the year were $6.3 million compared with $11.2 million in 2001.

International revenues are derived primarily from the Downhole Tools Division with a small amount of revenue generated by the Manufacturing Division. International revenues decreased 6% to $28.5 million from $30.4 million last year. This decline was due to the depressed operating environments in the oil and gas industries in some of the Company's international markets due to ongoing geopolitical uncertainty. Specifically, operations in Venezuela were affected by political instability in the latter part of the year. As a result, Venezuela posted a 46% reduction in revenues to $8.3 million compared with 2001 revenues of $15.4 million. Operations in Mexico posted revenues of $1.4 million, a decrease of 13% over 2001 revenues of $1.6 million. Operations in Holland posted revenues of $3.0

million, a decrease of 29% over 2001 revenues of $4.3 million. Operations in U.A.E. posted revenues of $4.1 million, an increase of 64% over 2001 revenues of $2.5 million. The remaining international revenues came from operations in Argentina, Bolivia, and sales to Vietnam, Nigeria, Australia, and the North Sea.

The Company completed the acquisition of Diamond Products International Inc. ("DPI") effective August 29, 2002. Revenues of DPI for the four months ended December 31, 2002 were $12.1 million ($0.80 million in Canada, $5.8 million in the US and $5.5 in International markets). Internationally, DPI earns revenues in the Middle East, Europe, Africa, and Asia Pacific regions.

Revenues by Geographical Segment	2002	2001	% Change
Consolidated	$96,700	$124,961	(23%)
Canada	$29,461	$42,010	(30%)
U.S.	$38,695	$52,519	(26%)
International	$28,544	$30,432	(6%)

Operating Divisions

The Downhole Tools Division comprises the operations of Black Max Downhole Tools Ltd. (Canadian operations) and Black Max Downhole Tools Inc. (US operations) as well as several other businesses currently operating under the Black Max banner. This division also includes the operations of Ackerman International and DPI. The Downhole Tools division also operates internationally through various subsidiaries. The Division designs, manufactures, services and markets downhole drilling motors, whipstocks, mills, EM MWD guidance systems, drilling jars, shock subs, drilling bits (including PDC bits) and a number of other downhole tools such as flex subs, bent housings and swivels. Revenues for the Division in 2002 amounted to $79.8 million, a decrease of 23% over 2001 revenues of $103.0 million.

The Oilfield Services Division provides specialized downhole fishing through NQL's wholly-owned subsidiary, CanFish Services Inc. Revenues for the Division for 2002 amounted to $14.3 million compared to $19.0 million in 2001.

The decrease in revenues for both the Downhole Tools Division and the Oilfield Services Division can be attributed to a general reduction in worldwide drilling activity caused in some international markets by geopolitical uncertainty.

The Manufacturing Division derives its revenue from manufacturing and machining facilities in Nisku, Alberta, Canada and Santa Cruz, Bolivia. As this Division's products are sold primarily to the Downhole Tools Division in order to maintain margins, the majority of its revenues are eliminated upon consolidation. Revenues for the Division from third parties amounted to $2.6 million, a decrease of 12% over the $2.9 million recorded for 2001. The decrease in third party revenues is primarily attributed to the decline in activity in the Oil and Gas industry as well as an increasing focus on internal machining versus third party machining.

Revenues by Operating Division	2002	2001	% Change
Consolidated	$96,700	$124,961	(23%)
Downhole Tools	$79,764	$103,042	(23%)
Oilfield Services	$14,348	$18,990	(24%)
Manufacturing	$2,588	$2,929	(12%)

EXPENSES

Direct expenses for 2002 were $54,472 million (56% of sales) compared to $62,093 million (50% of sales) for 2001. The decrease in expenses can be attributed to lower sales for the year. Gross margin for 2002 was 44%, a change of 6% from a gross margin of 50% in 2001. The decrease in gross margin can be primarily attributed to the fixed component of direct costs combined with declining revenues. As well, gross margin was impacted from increased pricing pressures on some of the Company's products and services due to additional competition in the marketplace.

The increase in general and administrative expenses relates primarily to the G&A of DPI, which did not exist in the prior year. On an organic basis (i.e. by excluding G&A from DPI), G&A would have been 25.7 million, or an increase of 10%. The increase also relates to the accounting for G&A expenses in the Company's EM operations. The division had previously been involved in an extensive build program of new EM tools, therefore, overhead associated with this was being capitalized. These tools were completed during the third quarter of 2002 and, therefore, the previously capitalized G&A was then expensed through the income statement. As well, operations relating to the Company's EM product line and operations in Argentina were acquired on May 15, 2001 and the Company's Mexican operations were set up during May 2001. Therefore, G&A relating to this product line and these areas did not exist for a full twelve months in 2001. The remainder of the increase relates to other miscellaneous increases spread over the Company's subsidiaries around the world.

Amortization expense increased to $14.8 million in 2002 from $12.4 million in 2001. The increase relates to additional amortization relating to DPI, which was acquired during 2002. As mentioned above, certain areas did not exist for a full twelve months last year and, therefore, amortization in 2002 increased accordingly. Additional amortization was also incurred during 2002 relating to deferred development costs as well as the additional amortization on the increase in capital asset additions during the year.

Interest expense increased to $5.5 million from $3.5 million in 2001. This increase relates primarily to interest and financing costs incurred on funds borrowed to acquire DPI during the year as well as interest incurred by DPI itself on its operating line and long-term debt.

Because the Company was in a loss position in many of its jurisdictions around the world, it received the benefit of an income tax recovery of $2.5 million during the year compared with an income tax expense of $12.1 million in 2001. Future income tax recovery for 2002 was $0.3 million compared to $3.7 million in 2001.

Goodwill increased as a result of the acquisition of DPI. Goodwill amortization, however, decreased for the year due to changes in the Company's accounting policies. Under new accounting standards, goodwill is no longer amortized.

EARNINGS

The Company recorded a loss for the year ended December 31, 2002 of $5.9 million, compared to earnings of $13.5 million for the year ended December 31, 2001. Diluted loss per share amounted to $0.24 compared to earnings of $0.60 per share for 2001. The loss for the year can be attributed to the decline in revenues resulting from a decrease in worldwide drilling activity caused in some markets by ongoing geopolitical uncertainty.

BUSINESS ACQUISITIONS

Effective August 29, 2002, the Company acquired DPI for a total cost of $52,847,000 consisting of share consideration of 126,467 Class A common shares with a value of $1,159,000, warrant consideration of 121,535 warrants with a net value of $808,000 and cash of $50,880,000. Through this acquisition, the Company acquired access to DPI's polycrystalline diamond compact drill bit. DPI provides the Company with complementary product offerings with further opportunities through the combination of DPI's drill bits with the Black Max mud motor and rotary steerable offerings. This acquisition is also expected to provide the Company with increased international and deep drilling exposure as well as a broader customer base. The acquisition was financed by a bridge loan of $53,000,000 from a syndicate of Canadian lending institutions of which $34.6 million remains outstanding and is presently due and payable on May 30, 2003.

CAPITAL EXPENDITURES

Additions to capital assets for 2002 were $19.7 million compared to $19.5 million for 2001. These additions primarily include new EM tools, a new facility in Stafford (Houston), Texas, new manufacturing equipment, and a general increase in other downhole tools.

QUARTERLY INFORMATION

(In thousands of Canadian $, except per share figures)

	2002				2001			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$30,276	$23,276	$19,903	$23,245	$30,711	$33,525	$31,737	$28,988
Direct Expenses	$17,515	$13,064	$10,880	$13,013	$17,744	$15,396	$15,228	$13,725
Gross Margin	$12,761	$10,212	$9,023	$10,232	$12,967	$18,129	$16,509	$15,263
General & admin.	$10,385	$7,276	$6,738	$5,379	$5,841	$6,615	$6,358	$4,543
Amortization	$4,315	$3,542	$3,366	$3,529	$3,606	$3,232	$3,140	$2,449
Foreign exchange	$245	($671)	$93	$1,173	$544	($476)	($627)	$87
	$14,945	$10,147	$10,197	$10,081	$9,991	$9,371	$8,871	$7,079
Income before interest expense, income taxes and goodwill amortization	($2,184)	$65	($1,174)	$151	$2,976	$8,758	$7,638	$8,184
Interest expense	$2,285	$1,579	$942	$736	$788	$939	$977	$832
Income before income taxes and goodwill amortization	($4,469)	($1,514)	($2,116)	($585)	$2,188	$7,819	$6,661	$7,352
Income tax recovery (expense) – current	$1,694	$867	$39	($91)	($1,899)	($4,037)	($3,017)	($3,156)
Income tax recovery (expense) – future	$245	$531	($203)	($275)	$1,085	$1,333	$1,026	$293
	$1,939	$1,398	($164)	($366)	($814)	($2,704)	($1,991)	($2,863)
Income before goodwill amortization	($2,530)	($116)	($2,280)	($951)	$1,374	$5,115	$4,670	$4,489
Goodwill amortization, net of income taxes	$ ---	$ ---	$ ---	$ ---	$656	$597	$503	$372
Net Income	($2,530)	($116)	($2,280)	($951)	$718	$4,518	$4,167	$4,117
Earnings per share – basic	($0.10)	$0.00	($0.10)	($0.04)	$0.03	$0.19	$0.19	$0.21
Earnings per share – diluted	($0.10)	$0.00	($0.10)	($0.04)	$0.03	$0.19	$0.19	$0.21

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2002, the Company had long-term debt of $22.4 million. This debt is comprised of a capital loan of $16 million, subordinated debt assumed with the acquisition of DPI of $3.1 million, a mortgage in the amount of $1.1 relating to the new facility in Stafford, Texas, an instalment sale agreement of $0.50 million relating to the facility in Casper, Wyoming, a promissory note of $0.40 million resulting from the Ackerman International acquisition in 2000,

$0.50 million in long-term employment benefits payable in South America, and $0.80 million in other miscellaneous loans and agreements. The capital loan, which requires quarterly principal payments of $1 million, currently bears interest at the prime rate plus 4.25% per annum. The Company also has a bridge loan outstanding in the amount of $34.6 million, which becomes due on May 30, 2003. The bridge loan currently bears interest at prime rate plus 4.25%. The subordinated debt currently bears interest at 10%.

As of December 31, 2002, the Company had bank indebtedness relating to its credit facilities of $37.9 million compared to $29.5 million in 2001. The credit facilities available to the Company and its subsidiaries at December 31, 2002 included a Canadian bank operating facility of up to $30 million bearing interest at the Canadian bank's prime interest rate plus 1.0% per annum (currently prime plus 4.25%) secured by accounts receivable and inventory. The Company also had operating lines available at December 31, 2002 at two US banks in the amounts of US $3.0 million bearing interest at prime plus 0% and US $3.0 million (currently at US $1.6 million) bearing interest at prime plus 0.5%, respectively. The Company also had an operating line at a Dutch bank in the amount of 350,000 Euros (As of December 31, 2002, one Euro equalled 0.605 Canadian Dollars).

The Company is currently in violation of certain profit-based covenants under its financing arrangements and has required a series of extensions with regard to the bridge loan repayments. The Company has appointed a special committee of the Board of Directors whose mandate is to work with management and its financial advisors to explore refinancing alternatives.

As at December 31, 2002, the Company has a $17.4 working capital deficiency (2001 – working capital surplus of $29.4 million). This deficiency arose primarily from a $34.6 million bridge loan, which is due May 30, 2003 and from $16.0 million of term debt that is classified as a current liability due to the violation of financial covenants.

Through an over subscribed equity offering which closed December 19, 2002, the Company successfully raised total gross proceeds of $24,667,500 from the issuance of 3,450,000 common shares. Net proceeds from this offering were used primarily to reduce the Company's bridge loan and for working capital.

ENVIRONMENTAL MATTERS

The Company operates with a sense of the importance of protecting the environment and is not aware of circumstances that would create any significant financial responsibility for environmental matters.

MANAGEMENT AND FINANCIAL CONTROLS

In the past year, the Company has introduced several changes to its accounting policies in the areas of stock-based compensation programs, intangible assets and goodwill.

Stock-Based Compensation Plans

Effective January 1, 2002, the Company adopted prospectively, the new accounting standard with respect to the accounting and disclosure of stock-based compensation. The Company has elected to account for stock options by measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of the grant over the exercise price. As no stock options have been issued at an exercise price below the quoted market value of the stock, no compensation expense has been recognized in the financial statements for stock options granted during the period.

Under this new accounting standard, companies that elect a method other than the fair value method of accounting are required to disclose pro forma net income and earnings per share information, using a pricing model such as the Black-Scholes model, as if the fair value method of accounting had been used. These new rules do not apply to pre-existing awards except for those awards that call for settlement in cash or other assets.

Intangible Assets and Goodwill

As a result of the new recommendations by the Canadian Institute of Chartered Accountants ("CICA") concerning accounting for intangible assets and goodwill, the Company changed, effective January 1, 2002, its treatment of such items and apply the CICA recommendations. Rather than being systematically amortized, the carrying value of intangible assets with indefinite lives, and goodwill, will be periodically tested for impairment. Intangible assets with finite lives will be annually reviewed in respect of their useful lives. The test is applied to each of the Company's reporting units as identified in accordance with the criteria set out in the CICA handbook

BUSINESS RISKS AND FUTURE OUTLOOK

The demand for the Company's products and services are largely dependent upon the level of expenditures by oil and gas companies on exploration and development activities. Exploration and development activities are affected by a number of factors, which include fluctuations in commodity prices, changes in equity markets, taxation and governmental regulations, and general economic conditions. The Company attempts to mitigate some of these risks through additional applications for its tools in industries such as the utility, environmental and trenchless construction. Also, as the Company continues to expand its operations internationally, it must be aware of any inherent business risks associated with doing so. The Company has attempted to mitigate these risks by establishing alliances with partners who are familiar with the economic climate and have experience in the foreign jurisdictions being explored. As well, a comprehensive insurance program is maintained to protect against significant losses, while maintaining levels of risk within the Company which management believes to be acceptable. The Company believes that its liability, property and business interruption insurance is adequate and consistent with common industry practice.

While the consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, several adverse conditions and events cast doubt upon the validity of this assumption. The Company must obtain revisions to existing financial covenants and bank loan terms. The Company is pursuing various options with its lenders for changes in the terms of its credit facilities. The Company's continued existence is dependent upon its ability to restructure its financing arrangements.

The potential impact of any of the above factors on the operations of the Company is difficult to determine with any degree of certainty.

Sequential monthly results indicate that the international market is improving and notwithstanding the seasonal slowdown in drilling operations in Canada for the second quarter, the outlook for Canada remains positive. Consequently, the Company expects to be profitable in 2003.

Subsequent to its fiscal year-end, the Company expanded the operations of its Oilfield Services division into the U.S. Equipment has been deployed and personnel have been hired to carry out this expansion. Management expects this division to make a meaningful contribution to its financial results during fiscal 2003.

Management is optimistic about the prospects for the oil and gas industry for 2003 and 2004. Confidence in the sustainability of oil and natural gas price levels has led some industry watchers to predict a 15% to 20% increase in activity levels in 2003 compared with 2002. Recent oilfield activity in the U.S. has shown signs of increasing due to strengthening natural gas prices and relatively strong world oil prices with the rig count climbing to over 1000. Industry analysts are predicting a further 10% increase in US rig count in 2003 with an expected increase of 10 to 15% in 2004.

Due to the short-term nature of the Company's present debt facilities, management will take a cautious approach for the upcoming year to ensure continued stability for its worldwide group of companies. Management will continue to work with its bankers and financial advisors to secure a long-term solution for its debt facilities. Capital expenditures will be focused on items that are necessary for the long-term growth of the Company. The Company will continue to focus on the increasing utilization of existing downhole tools, particularly the Black Max motors. Management is extremely focused on returning the company to financial health and rewarding its shareholders with the types of returns they have been accustomed to in the past.

Statements in this management's discussion and analysis relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performances or achievements of the Company to be materially different from any future results implied by such forward-looking statements. Such factors include fluctuations in the market for oil and gas related products and services, demand for products and services in the drilling industry generally, political and economic conditions in countries in which the Company does business, the ability of the Company to attract and retain key personnel, the demand for services and products provided by the Company, and other factors which are described in further detail in the Company's filings.

NQL DRILLING TOOLS INC.
Consolidated Financial Statements
For the Years Ended
December 31, 2001, December 31, 2000
and the Sixteen Months Ended
December 31, 1999

AUDITOR'S REPORT

To the Shareholders of
NQL Drilling Tools Inc.

We have audited the consolidated balance sheets of NQL Drilling Tools Inc. as at December 31, 2001 and December 31, 2000 and the consolidated statements of operations, retained earnings and cash flows for the years ended December 31, 2001, December 31, 2000 and the sixteen months ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and December 31, 2000 and the results of its operations and cash flows for the years ended December 31, 2001, December 31, 2000 and the sixteen months ended December 31, 1999 in accordance with Canadian generally accepted accounting principles.

Edmonton, Alberta
March 6, 2002

"Collins Barrow"
Signed
Chartered Accountants

NQL DRILLING TOOLS INC.

Consolidated Balance Sheets

December 31, 2001 and December 31, 2000

(Thousands of Canadian Dollars)	**2001**	2000
ASSETS		
Current Assets		
Cash	$ **3,725**	$ 1,251
Accounts receivable	**35,743**	32,531
Inventory	**51,118**	37,257
Prepaid expenses	**4,353**	698
	94,939	71,737
Long-term investments (Note 3)	**1,145**	---
Future income taxes	**1,818**	---
Capital assets (Note 6)	**101,840**	83,508
Deferred charges (Note 7)	**3,521**	1,713
Goodwill	**35,126**	15,436
	$ **238,389**	$ 172,394
LIABILITIES		
Current Liabilities		
Bank indebtedness (Note 8)	$ **29,525**	$ 23,863
Accounts payable and accrued liabilities	**19,310**	15,463
Income taxes payable	**4,410**	2,996
Current portion of long-term liabilities	**5,002**	5,289
	58,247	47,611
Long-term liabilities (Note 9)	**17,320**	10,741
Future income taxes	**3,441**	5,042
	79,008	63,394
SHAREHOLDERS' EQUITY		
Capital stock (Note 10)	**108,277**	75,572
Retained earnings	**51,081**	34,800
Cumulative translation adjustments (Note 11)	**23**	(1,372)
	159,381	109,000
	$ **238,389**	$ 172,394

Contingency (Note 12)

Approved by Directors

"Dean Livingstone" — Signed

"Allan Sawin" — Signed

NQL DRILLING TOOLS INC.

Consolidated Statements of Operations

For the Years Ended December 31, 2001, December 31, 2000 and the Sixteen Months Ended December 31, 1999

(Thousands of Canadian Dollars)	**2001**	2000	1999
Revenue	$ **124,961**	$ 87,019	$ 51,551
Direct expenses	**59,506**	39,802	22,080
Income from operations	**65,455**	47,217	29,471
Expenses			
General and administrative	**21,750**	15,360	16,398
Amortization	**12,191**	8,900	8,061
	33,941	24,260	24,459
Income before interest expense	**31,514**	22,957	5,012
Interest expense (Note 13)	**3,536**	2,860	2,454
Income before income taxes	**27,978**	20,097	2,558
Income taxes - current (Note 14)	**12,109**	6,407	316
- future (Note 14)	**(2,411)**	998	595
	9,698	7,405	911
Income before goodwill amortization	**18,280**	12,692	1,647
Goodwill amortization (net of income taxes)	**1,999**	1,104	462
Net income	$ **16,281**	$ 11,588	$ 1,185

NQL DRILLING TOOLS INC.

Consolidated Statements of Retained Earnings

For the Years Ended December 31, 2001, December 31, 2000 and the Sixteen Months Ended December 31, 1999

(Thousands of Canadian Dollars)	**2001**	2000	1999
Retained earnings, beginning of period	**$ 34,800**	$ 23,212	$ 22,027
Net income for the period	**16,281**	11,588	1,185
Retained earnings, end of period	**$ 51,081**	$ 34,800	$ 23,212

NQL DRILLING TOOLS INC.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2001, December 31, 2000 and the Sixteen Months Ended December 31, 1999

(Thousands of Canadian Dollars)	**2001**	2000	1999
Operating Activities			
Income from continuing operations	**$ 16,281**	$ 11,588	$ 1,185
Add items not requiring cash:			
Amortization	**12,191**	8,900	8,061
Goodwill amortization	**1,999**	1,104	462
Future Income taxes	**(2,411)**	998	595
Cash flow from continuing operations	**28,060**	22,590	10,303
Net change in operating working capital items from continuing operations	**(8,882)**	(10,460)	(4,818)
Cash provided by operating activities	**19,178**	12,130	5,485
Financing Activities			
Bank indebtedness	**5,411**	11,494	(388)
Issuance of capital stock	**32,705**	10,863	20,488
Long-term liabilities	**1,697**	11,879	(7,209)
Cash provided by financing activities	**39,813**	34,236	12,891
Investing Activities			
Long-term investments	**(1,145)**	---	---
Business acquisitions	**(34,723)**	(26,973)	(617)
Deferred charges	**(1,183)**	(1,415)	(585)
Purchase of capital assets	**(19,466)**	(17,447)	(16,910)
Cash used in investing activities	**(56,517)**	(45,835)	(18,112)
Increase in cash	**2,474**	531	264
Cash, beginning of year	**1,251**	720	456
Cash, end of year	**$ 3,725**	$ 1,251	$ 720
Supplementary cash flow information:			
Interest paid	**$ 3,581**	$ 2,676	$ 2,475
Income taxes paid	**$ 10,695**	$ 1,993	$ 4,638

1. **Operations**

NQL Drilling Tools Inc., through its subsidiaries and affiliates, provides downhole tools services and technology used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis.

2. **Summary of Significant Accounting Policies**

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are expressed in Canadian dollars.

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and all its subsidiaries.

Foreign Exchange Translation

Foreign currency assets and liabilities are translated at the rate of exchange prevailing at the balance sheet date. Foreign currency revenue and expenses are translated at the average rate of exchange for the period. Unrealized gains or losses on translation are shown as a separate component in shareholders' equity. Realized gains or losses resulting from foreign currency transactions have been included in the determination of income or loss for the period.

Inventory

Inventory is valued at the lower of cost, computed on a first-in, first-out basis and net realizable value.

Capital Assets

Capital assets are recorded at historical cost and are amortized over their estimated useful lives, beginning when they are put into use, at the following rates and methods:

Buildings	- 4% straight-line
Automotive equipment	- 30% declining balance
Shop equipment	- 10 to 20% declining balance
Office equipment	- 20% declining balance
Leasehold improvements	- over the term of the lease
Downhole tools	- 10% straight-line and 20% declining balance

2. **Summary of Significant Accounting Policies** (Continued)

Deferred Charges

Deferred charges include development costs and technology of downhole tools, pre-operating costs of new service locations, and costs associated with securing new financing. Deferred charges are amortized over three to ten years on a straight-line basis.

Goodwill

Goodwill resulted from the acquisition of companies for amounts in excess of fair market value of Companies' net assets and is amortized on a straight-line basis over ten years and twenty years. In accordance with recommendations of the Canadian Institute of Chartered Accountants, goodwill acquired subsequent to June 30, 2001 is not amortized. The Company compares the carrying amount of goodwill to the fair value, at least annually, and recognizes in net income any impairment in value.

Revenue Recognition

Rental revenues of the downhole tool division are recognized in the period during which rental hours occur.

Sales revenues of the downhole tool division are recognized when the product or service is supplied to the customer.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes its estimates to be appropriate; however, actual results could differ from the amounts estimated.

Future Income Taxes

The Company uses the asset/liability method of accounting for future income taxes whereby future income tax assets and liabilities are determined by applying the tax rate at the end of the fiscal year to temporary differences between the accounting and tax bases of the assets and liabilities of the Company.

Long-Term Investments

Investments in companies subject to significant influence are accounted for using the equity method, other investments are recorded at cost.

(Thousands of Canadian Dollars)

2. **Summary of Significant Accounting Policies** (Continued)

Stock Based Compensation

Amounts received from the exercise of share options and warrants are recorded as share capital. Compensation expense is not recognized on the issuance of common share options to directors and employees as the exercise price of the options is equal to the market value of the common shares at the date of grant.

3. **Long-Term Investments**

	2001	2000
Investment subject to significant influence	$ 423	$ ---
Other	722	---
	$ 1,145	$ ---

4. **Change in Accounting Policies**

Effective January 1, 2001, the Company changed the manner in which it accounts for used replacement parts. These items, which are now included with capital assets were previously included with inventory. This change was made to better reflect the nature of these assets. For the year ended December 31, 2001, amortization has been increased by $1,078 as a result of this change. At December 31, 2001, capital assets have increased and inventory has decreased by $1,952 as a result of this change. At December 31, 2000, inventory has been reduced and capital assets have been increased by $7,914. No other retroactive changes have been applied.

Effective January 1, 2001, the Company adopted the treasury stock method of calculating diluted earnings per share and diluted cash flow from operations per share as recommended by the Canadian Institute of Chartered Accountants. The treasury stock method assumes that any proceeds obtained upon exercise of options and warrants would be used to purchase common shares at the average market price during the period. The Company has adopted this calculation retroactively with restatement of prior years.

5. **Business Acquisitions**

The May 15, 2001 acquisition of all the shares and related assets of NorthStar Drilling Systems Inc. has been accounted for by the purchase method of accounting and includes the results of operations in these financial statements from the date of acquisition. As a result of the acquisition, the Company acquired net assets of $12,800 through the issuance of 3.7 million shares from treasury for an aggregate amount of $32,700.

(Thousands of Canadian Dollars)

5. **Business Acquisitions** (Continued)

The September 30, 2001 acquisition of all the shares and related assets of Numeric Machine Ltd. has been accounted for by the purchase method of accounting and includes results of operations in these financial statements from the date of acquisition. As a result of the acquisition, the Company acquired net assets of $800 for $1,800 cash and the issuance of 75,000 shares from treasury for aggregate amount of $600.

6. **Capital Assets**

	2001			2000
	Cost	**Accumulated Amortization**	**Net**	Net
Downhole tools	$ **90,398**	$ **23,626**	$ **66,772**	$ 54,412
Shop equipment	**21,467**	**7,122**	**14,345**	12,439
Buildings	**13,510**	**1,542**	**11,968**	9,141
Leasehold improvements	**793**	**389**	**404**	287
Office equipment	**4,225**	**2,010**	**2,215**	1,747
Automotive equipment	**4,553**	**2,569**	**1,984**	1,880
Land	**4,152**	**---**	**4,152**	3,602
	$ **139,098**	$ **37,258**	$ **101,840**	$ 83,508

7. **Deferred Charges**

	2001			2000
	Cost	**Accumulated Amortization**	**Net**	Net
Deferred financing costs	$ **478**	$ **118**	$ **360**	$ 241
Development costs and technology of downhole tools	**4,053**	**1,059**	**2,994**	1,210
Pre-operating costs	**446**	**279**	**167**	262
	$ **4,977**	$ **1,456**	$ **3,521**	$ 1,713

8. **Bank Indebtedness**

Bank indebtedness consists of a revolving operating loan secured by accounts receivable, inventory and general security agreements. The interest rate on the loan at December 31, 2001 is bank prime lending rate plus 1.0%.

(Thousands of Canadian Dollars)

9. **Long-Term Liabilities**

		2001		2000
Capital loan, payable in quarterly principal payments of $1,000, bearing interest at prime plus 1.25 % at December 31, 2001, secured by a general security agreement providing first charge on all assets of the Company and its subsidiaries	**$**	**20,000**	$	12,099
Promissory note, payable in quarterly principal payments of $250 US plus interest at 8%		**796**		2,998
Loans and agreements payable, interest rates varying from 4% to 16%		**987**		484
Employment benefits payable		**539**		449
		22,322		16,030
Less current portion		**5,002**		5,289
	$	**17,320**	$	10,741

Employment benefits are termination benefits payable to Venezuelan employees as required under the Venezuelan Petroleum Industry Collective Contract. Benefits are payable upon termination of employment and in other specific circumstances as defined in the contract.

10. **Capital Stock**

Authorized:
Unlimited Class A voting common shares without nominal or par value
Unlimited Class B non-voting common shares without nominal or par value

	2001			2000		
	Number		**Amount**	Number		Amount
Issued:						
Class A common shares						
Beginning of year	**19,656,067**	**$**	**75,572**	18,115,199	$	64,709
Options and warrants exercised	**142,500**		**382**	63,000		174
Issued pursuant to acquisition	**3,809,401**		**32,323**	1,477,868		10,689
	23,607,968	**$**	**108,277**	19,656,067	$	75,572

(Thousands of Canadian Dollars)

10. **Capital Stock** (Continued)

The Company has granted share purchase options and warrants as follows:

	2001	2000
Outstanding, beginning of year	**858,015**	770,520
Granted	**415,082**	153,495
Exercised during the year	**(142,500)**	(63,000)
Cancelled during the year	**(1,000)**	(3,000)
Outstanding, end of period	**1,129,597**	858,015

Options and warrants exercisable at December 31, 2001:

Range of Exercise Price	Number of Exercisable Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
$ .68 to $5.00	286,520	$ 3.05	4.0 years
$6.00 to $9.00	746,077	$ 6.68	5.4 years
$10.75 to $12.25	97,000	$ 11.79	6.0 years

11. **Cumulative Translation Adjustments**

	2001	2000
Balance, beginning of period	**$ (1,372)**	$ (1,207)
Net exchange gain (loss) for the period	**1,395**	(165)
Balance, end of period	**$ 23**	$ (1,372)

12. **Contingency**

A claim for $25 million and two claims for $15 million each have been made against the Company and two of its subsidiaries for alleged patent infringement and other patent related matters. It is not possible at this time to determine if any amount will become payable as a result of these claims. Management is of the view that such claims are wholly without merit.

(Thousands of Canadian Dollars)

12. **Contingency** (Continued)

A claim for $1.2 million has been made against the Company for damages plus costs. It is not possible at this time to determine if any amount will become payable as a result of this claim. Management is of the view that evaluation of this claim is indeterminable at this time.

13. **Interest expense**

	2001	2000	1999
Interest on long-term debt	**$ 1,121**	$ 994	$ 411
Interest - other	**2,415**	1,866	2,043
	$ 3,536	$ 2,860	$ 2,454

14. **Income Taxes**

The provision for income taxes varies from the amount that would be computed by applying the combined Canadian federal and provincial income tax rate of approximately 42.11% (1999 and 2000 - 44.6%). Income tax expense has been affected by the following items:

	2001	2000	1999
Provision for income taxes based on statutory tax rates	**$ 11,781**	$ 8,963	$ 1,140
Large corporations tax	**25**	---	11
Deductible share issue costs	**(279)**	(258)	(239)
Manufacturing and processing deduction	**(565)**	(398)	(289)
Non deductible items	**457**	8	119
Foreign tax rate differential	**(1,467)**	(1,232)	(202)
U.S. State and Franchise taxes	**615**	212	309
Other	**(916)**	824	62
Utilization of non-capital losses carried forward	**(178)**	(35)	---
Change in future income taxes resulting from tax rate reduction	**225**	(679)	---
	$ 9,698	$ 7,405	$ 911

(Thousands of Canadian Dollars)

14. **Income Taxes** (Continued)

	2001	2000	1999
Current income taxes	**$ 12,109**	$ 6,407	$ 316
Future income taxes	**(2,411)**	998	595
	$ 9,698	$ 7,405	$ 911

15. **Financial Instruments**

Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of accounts receivable.

Concentration of credit risk with respect to accounts receivable is limited due to the Company's credit evaluation process, the large number of customers comprising the Company's customer base and their dispersion among many different geographical locations internationally.

In the normal course of business, the Company evaluates the financial condition of its customers on a continuing basis and reviews the credit worthiness of all new customers.

Fair Value Disclosures

Fair value estimates are made as of a specific point in time using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

Financial instruments of the Company consist mainly of cash, accounts receivable, income taxes receivable, bank indebtedness, accounts payable and accrued liabilities, income taxes payable, and long-term liabilities. As at December 31, 2001 and December 31, 2000, there are no significant differences between the carrying amounts of these items and their estimated fair values.

The accounts receivable and accounts payable balances to be received and paid in foreign currency are subject to foreign exchange risk.

(Thousands of Canadian Dollars)

16. **Earnings and Cash Flow Per Share from Operations**

Earnings and cash flow per share from operations has been calculated using the weighted monthly average number of shares outstanding during the respective fiscal periods.

	2001	2000	1999
Weighted average number of shares outstanding	**22,113,584**	18,984,187	16,093,341
Diluted shares outstanding	**22,448,508**	19,260,810	16,371,466
Earnings per share from operations:			
Basic - before goodwill amortization	**82.7 ¢**	66.9 ¢	10.2 ¢
Fully diluted - before goodwill amortization	**81.4 ¢**	65.9 ¢	10.1 ¢
Basic - after goodwill amortization	**73.6 ¢**	61.0 ¢	7.4 ¢
Fully diluted - after goodwill amortization	**72.5 ¢**	60.2 ¢	7.2 ¢
Cash flow per share from operations:			
Basic	**$ 1.27**	$ 1.19	64.0 ¢
Fully diluted	**$ 1.25**	$ 1.17	62.9 ¢

(Thousands of Canadian Dollars)

17. **Segmented Information**

The Company's three operating divisions include two reportable segments, oilfield services and the manufacturing and supply of downhole tools.

	2001		
	Downhole Tools	Oilfield Services	Consolidated
Revenues	$ 105,971	$ 18,990	$ 124,961
Interest expense	$ 3,535	$ 1	$ 3,536
Amortization	$ 10,464	$ 1,727	$ 12,191
Goodwill amortization	$ 1,533	$ 466	$ 1,999
Income taxes - current	$ 10,253	$ 1,856	$ 12,109
- future	(2,604)	193	(2,411)
	$ 7,649	$ 2,049	$ 9,698
Net income	$ 14,587	$ 1,694	$ 16,281
Total assets	$ 213,889	$ 24,500	$ 238,389

	2000		
	Downhole Tools	Oilfield Services	Consolidated
Revenues	$ 72,617	$ 14,402	$ 87,019
Interest expense	$ 2,841	$ 19	$ 2,860
Amortization	$ 7,421	$ 1,479	$ 8,900
Goodwill amortization	$ 638	$ 466	$ 1,104
Income taxes - current	$ 5,132	$ 1,275	$ 6,407
- future	812	186	998
	$ 5,944	$ 1,461	$ 7,405

(Thousands of Canadian Dollars)

17. **Segmented Information** (Continued)

	2000		
	Downhole Tools	Oilfield Services	Consolidated
Net income	$ 10,373	$ 1,215	$ 11,588
Total assets	$ 154,060	$ 18,334	$ 172,394

During 1999, the Company's only reportable operating segment was the manufacturing and supply of downhole tools.

The Company operates in the following geographic segments.

	2001	2000	1999
Revenue:			
Canada	**$ 42,010**	$ 34,213	$ 19,152
United States	**52,519**	33,666	17,009
International	**30,432**	19,140	15,390
	$ 124,961	$ 87,019	$ 51,551
Capital Assets:			
Canada	**$ 44,218**	$ 34,636	
United States	**37,130**	19,416	
International	**20,492**	21,542	
	$ 101,840	$ 75,594	
Goodwill:			
Canada	**$ 30,688**	$ 10,573	
United States	**4,438**	4,863	
	$ 35,126	$ 15,436	

18. **Change of Year End**

In 1999, the Company changed the ending date of its financial year end from August 31 to December 31. Comparative results are for the year ended December 31, 2000 and for the sixteen months ended December 31, 1999.

OVERVIEW

The management's discussion and analysis focuses on key statistics from the Consolidated Financial Statements, and pertains to known risks and uncertainties relating to the oil and gas services sector. This discussion should not be considered all-inclusive as it excludes changes that may occur in general economic, political and environmental conditions. This discussion and analysis of the financial condition and results of operations of the Company should be read in conjunction with the Company's Consolidated Financial Statements and related notes and material contained in other parts of this annual report.

NQL achieved record levels of financial performance during 2001 resulting from strong market conditions for the majority of the year. In addition to improved financial results, the Company completed the acquisitions of Northstar Drilling Systems Inc. ("Northstar") and Numeric Machine Ltd. ("Numeric"), and expanded existing operations into new markets including Reynosa, Mexico; Neuquen, Argentina; Parkersburg, West Virginia and Bonnyville, Alberta.

RESULTS OF OPERATIONS

($000s, except per share amounts)

	2001	2000	% Change
Revenues	$ 124,961	$ 87,019	44%
Income			
before goodwill amortization	$ 18,280	$ 12,692	44%
after goodwill amortization	$ 16,281	$ 11,588	40%
Earnings per Share (diluted)			
before goodwill amortization	$ 0.81	$ 0.66	23%
after goodwill amortization	$ 0.73	$ 0.60	22%
Cash Flow from Operations	$ 28,060	$ 22,590	24%
Cash Flow per Share (diluted)	$ 1.25	$ 1.17	7%

REVENUES

Consolidated

For the year ended December 31, 2001, NQL recorded revenues of $125.0 million, the highest in the Company's history. This represented an increase of 44% over the $87.6 million recorded for 2000 and an increase of 142% over the $51.6 million recorded for the sixteen months ended December 31, 1999.

Geographic Segments

Revenues in Canada are generated by all three of the Company's operating divisions: Downhole Tools, Oilfield Services, and Manufacturing. Canadian revenues increased 23% to $42.0 million from $34.2 million in 2000. This resulted from increased oil and gas drilling and the consequent increase in demand for NQL's products and services. The Company's CanFish operation accounted for a large share of the increase in Canada, posting revenues of $19.0 million compared to $13.9 million in 2000.

U.S. revenues increased 56% to $52.5 from $33.7 million in 2000, again due primarily to the general increase in industry activity. Revenues from the Company's US Black Max operation accounted for a large percentage of the increase with revenues of $38.3 million compared to $25.1 million last year. Revenues from Ackerman International for the year were $11.2 million compared to $8.6 million for the six months ended December 31, 2000 (acquired July 1, 2000). The second-quarter acquisition of Northstar Drilling Systems Inc. and the resulting EM technology contributed $3.2 million of revenue for 2001.

International revenues increased 59% to $30.5 from $19.1 million in 2000. The improvement is due to the healthy operating environments in the oil and gas industries in most of the Companies International markets and the opening of a new facility in Mexico. Operations in Venezuela showed strong results for the year, posting revenues of $15.4 million, an increase of 44% over 2000 revenues of $10.7 million. Operations in Holland increased 47% to $4.3 million from $2.9 million in the prior year. Another area showing substantial improvement, were operations in U.A.E. with revenues increasing 57% to $2.5 million from $1.6 million last year. The remaining international revenues came from operations in Mexico, Argentina, Bolivia, and sales to Vietnam and Australia.

Revenues by Geographical Segment	2001	2000	% Change
Consolidated	$ 125.0	$ 87.0	44%
Canada	$ 42.0	$ 34.2	23%
U.S.	$ 52.5	$ 33.7	56%
International	$ 30.5	$ 19.1	59%

Operating Divisions

The Downhole Tools Division comprises the operations of Black Max Downhole Tools Ltd. (Canadian operations) and Black Max Downhole Tools Inc. (U.S. operations) as well as several other acquired businesses currently operating under the Black Max banner. The Division designs, manufactures, services and markets downhole drilling motors, whipstocks, mills, EM MWD guidance systems, drilling jars, shock subs, drilling bits and a number of other downhole tools such as flex subs, bent housings and swivels. Revenue for the Division in 2001 amounted to $103.1 million; an increase of 47% over the $70 million recorded for the year ended December 31, 2000.

The Oilfield Services Division provides specialized downhole fishing services through NQL's wholly owned subsidiary, CanFish Services Inc. Revenues for the Division amounted to $19.0 million in 2001 compared to $13.9 million in 2000.

The Manufacturing Division derives its revenues from manufacturing and machining facilities in Nisku, Alberta and in Santa Cruz, Bolivia. As this Division's products are sold primarily to the Downhole Tools Division in order to maintain margins, the majority of its revenues are eliminated upon consolidation. Revenues for the Division to third parties amounted to $2.9 million in 2001, an increase of 11% over the $2.6 million recorded for the year ended December 31, 2000.

Revenues by Operating Division	2001	2000	% Change
Consolidated	$ 125.0	$ 87.0	44%
Downhole Tools	$ 103.1	$ 70.0	47%
Oilfield Services	$ 19.0	$ 14.4	32%
Manufacturing	$ 2.9	$ 2.6	11%

EXPENSES

Direct Expenses for 2001 were $59.5 million (47.6% of sales) compared to $39.8 million (45.7% of sales) for 2000. The increase can be attributed to inventory adjustments resulting from the year-end count and increased service costs. This resulted in a gross margin for the year of 52.4% compared to 54.3% in 2000.

General and administrative expenses increased to $21.8 million in 2001, representing 17.4% of revenue, compared to $15.4 or 17.7% in 2000. This resulted in EBITDA for 2001 of $43.7 million (35.0% of sales) compared to $31.9 million (36.6% of sales) in 2000.

Amortization expense increased to $12.2 million in 2001 from $8.9 million in the prior year. The increase relates to the capital expansion program during the year, as well as the amortization on the assets acquired in conjunction with the acquisitions of Northstar and Numeric. The increase also relates to a change in accounting policy made during 2001. Effective January 1, 2001, the Company changed the manner in which it accounted for used replacements. These items, which are now included with capital assets, were previously included with inventory. This change was made to better reflect the nature of these assets. As a result of this change, amortization for 2001 increased by $1.1 million.

Interest expense increased to $3.5 million from $2.9 million in 2000. The increase is a result of the additional bank indebtedness incurred during the year to fund the 2001 capital expansion program as well as the interest on additional long term debt incurred.

Income tax expense increased to $9.7 million from $7.4 million during the year due to higher pre-tax earnings. The effective income tax rate for the company for the year was 34.7% compared to 36.8% in 2000 and 35.6% in 1999.

Goodwill amortization also increased during the year, from $1.1 million to $2.0 million, due to the goodwill associated with the Northstar acquisition.

EARNINGS

Net earnings for the year ended December 31, 2001 totaled $16.3 million, an increase of 40% over the $11.6 million recorded for the year ended December 31, 2000. Diluted earnings per share amounted to $0.73 compared to $0.60 for 2000. Cash flow from operations for the year ended December 31, 2001 totaled $28.1 million, an increase of 24% over the $22.6 million in 2000. Diluted cash flow per share amounted to $1.25 compared to $1.17 for the prior year.

BUSINESS ACQUISITIONS

Effective May 15, 2001, the Company acquired all the outstanding shares of Northstar Drilling Systems Inc. resulting in the strategic merger of Northstar's proprietary electromagnetic ("EM") technology business with NQL. The transaction was completed by way of plan of arrangement and resulted in a share exchange with Northstar shareholders receiving 0.2 of a NQL share for each Northstar share and Northstar option holders receiving 0.2 of a NQL warrant for each Northstar option held. This resulted in a total purchase price including transaction costs of $32.7 million. As part of the plan agreement, NQL sold Northstar's conventional horizontal and directional oil and gas drilling business for $7.5 million to an existing customer. Under the terms of the agreement, the customer acquired all of Northstar's directional drilling equipment and the shares of Northstar's wholly owned subsidiary, Di-Drill Inc.

NorthStar's EM System, now trademarked as the Black Star EM System, is an advanced wireless guidance technology application used in oil and gas drilling, including underbalanced drilling, and trenchless construction in the utility market (e.g. to drill road and river crossings to install fibre optic cable). In the trenchless construction market, the Black Star EM System is a major technological advance. Due to its innovative and compact design, it is easily convertible for use in both the oil and gas and trenchless construction (utility) industries. The compact design of the EM System allows it to be easily transported on most commercial airlines.

Only a limited number of companies currently have access to EM technology for use in horizontal and directional drilling. The majority of these companies are using EM technology to gain a competitive advantage in providing horizontal and directional drilling services. NQL is making the Black Star EM technology available on a rental basis to all horizontal and directional drilling service providers – a natural extension of NQL's core business of renting mud motors to these same customers. In addition to serving horizontal and directional drillers in the oil and gas industry, NQL services the rapidly growing trenchless construction (utility) market with mud motors currently rented to a broad base of customers. NQL also has the international infrastructure in place to expand EM rentals outside of Canada.

Effective September 30, 2001, the Company acquired all of the shares of Numeric Machine Ltd., a privately owned machine shop based in Edmonton, Alberta. The purchase price was $2.4 million comprising of a combination of cash and the issuance of Class "A" common shares. Numeric has been in the business of providing high precision machining since 1995 and had been one of NQL's largest third party machine shop suppliers for the past several years. Due to the expansion of NQL's business over the last few years, through acquisitions and new product lines, this acquisition was necessary to keep up with machining requirements and cost controls. In conjunction with the acquisition, Byron Frederick, founder of Numeric, has agreed to terms of employment. NQL expects that Mr. Frederick's considerable experience and knowledge will be key to the success and continued growth of NQL. Since the acquisition, this company has been wound up into NBJ Manufacturing Ltd. and its operations have been relocated to the Company's machining and manufacturing facility in Nisku.

BUSINESS EXPANSION

The Company expanded its international presence during the past year through a new service facility in Reynosa, Mexico. This facility was setup to provide casing services to customers in the area. This will also provide the Company with a base from which to grow as other products and services are added.

In conjunction with the acquisition of Northstar, the Company was able to expand its presence in Argentina. Northstar previously had a branch operation in Argentina.

In the US, due to the strong activity in the Casper, Wyoming region, the Company expanded its operations in the area through the purchase of a facility. This larger facility should enable the company to continue to grow its business in this region. As well, a sales office was recently opened in Denver, Colorado to expand the customer base in the area. This sales office will be supported by our Casper facility.

Ackerman International expanded its presence in the US during the year through the addition of a new facility in Parkersburg, West Virginia. This facility was opened to take advantage of opportunities presented by the growth in deep gas drilling in the northeast US.

In the Oilfield Services Division, the Company expanded its operations by opening a new facility in Bonnyville, Alberta and also through the addition of a fifth wireline unit. CanFish also moved into a new facility in Grande Prairie, Alberta to better serve its customers in the area. In addition, international sales support is now based out of Aberdeen, Scotland. This salesman will be trying to gain recognition and attract business in markets outside of North America.

CAPITAL EXPENDITURES

Additions to capital assets for 2001 were $19.5 million compared to $17.4 million for 2000. These additions resulted from an increase in the number of downhole tools and shop equipment required to service the increased demand occurring during the year. Also adding to capital expenditures in 2001, was the expansion to the Company's NBJ machining and manufacturing facility, and the new facilities added for CanFish in Grande Prairie, Alberta and for Black Max in Casper, Wyoming.

LONG-TERM DEBT

At December 31, 2001, the Company had long-term debt of $22.3 million. This debt is comprised of a capital loan of $20 million, a promissory note of $0.8 million resulting from the Ackerman International acquisition, $0.50 million in long-term employment benefits payable in South America, and $1 million in other miscellaneous loans and agreements. The capital loan, which requires quarterly principal payments of $1 million, bears interest at prime plus 1.25%. The promissory note is payable in quarterly principal payments of $250,000 US plus interest at 8%.

QUARTERLY INFORMATION

(In thousands of Canadian $, except per share figures)

	2001				2000			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$ 30,711	$ 33,525	$ 31,737	$ 28,988	$ 27,716	$ 25,002	$ 14,998	$ 19,303
Net Income	$ 1,408	$ 5,207	$ 4,856	$ 4,810	$ 3,943	$ 3,958	$ 1,231	$ 2,456
- Per Share - basic	$ 0.06	$ 0.22	$ 0.23	$ 0.24	$ 0.20	$ 0.21	$ 0.07	$ 0.13
- Per Share - diluted	$ 0.06	$ 0.22	$ 0.22	$ 0.24	$ 0.20	$ 0.20	$ 0.06	$ 0.13

LIQUIDITY AND CAPITAL RESOURCES

At fiscal year-end 2001, the Company had bank indebtedness relating to its operating facilities of $29.5 million compared to $23.9 million at December 31, 2000. The credit facilities available to the Company and its subsidiaries at December 31, 2001 included a Canadian bank operating facility of up to $27.0 million bearing interest at the Canadian bank's prime interest rate plus 1% secured by accounts receivable and inventory. The Company also had an operating line available at a US bank in the amount of $3.0 million US and an operating line at a Dutch bank in the amount of 500,000 Dutch guilders. (At December 31, 2001, one Canadian dollar was equal to 1.56 Dutch guilders)

ENVIRONMENTAL MATTERS

The Company operates with a sense of the importance of protecting the environment and is not aware of circumstances that would create any significant financial responsibility for environmental matters.

MANAGEMENT AND FINANCIAL CONTROLS

NQL maintains management and accounting policies, procedures and controls that are sufficient, in the opinion of management, to result in reliable financial reports and provide adequate controls over Company assets.

BUSINESS RISKS AND FUTURE OUTLOOK

The demand for the Company's products and services are largely dependent upon the level of expenditures by oil and gas companies on exploration and development activities. Exploration and development activities are affected by a number of factors, which include fluctuations in commodity prices, changes in equity markets, taxation and government regulations, and general economic conditions. The Company attempts to mitigate some of these risks through additional applications for its tools in industries such as the utility, environmental and trenchless construction. Also, as NQL continues to expand its operations internationally, it must be aware of any inherent business risks associated with doing so. The Company has attempted to mitigate these risks by establishing alliances with partners who are familiar with the economic climate and have experience in the foreign jurisdictions being explored. As well, a comprehensive insurance program is maintained to protect against significant losses, while maintaining levels of risk within the Company which management believes to be acceptable. NQL believes its liability, property and business interruption insurance is adequate and consistent with common industry practice. The potential impact of any of the above factors on the operations of the Company is difficult to determine with any degree of certainty.

A claim for $25 million and one claim for $15 million have been made against the Company and two of its subsidiaries for alleged patent infringement and other patent related matters. It is not possible at this time to determine if any amount will become payable as a result of these claims. Management is of the view that such claims are wholly without merit.

The Company plans to take a cautious approach for the upcoming year to ensure continued stability for its worldwide group of companies. Capital expenditures will be focused on items that are necessary for the long-term growth of the Company. The Company has a number of new products that have been recently acquired or currently being developed. These include EM tools and new products such as the RTI tool and the rotary steerable tool. These new products are expected to make a meaningful contribution to financial results for 2002. We will also continue to focus on the increasing utilization of existing downhole tools, particularly the Black Max motors. Our approach is based on the obvious uncertainty with respect to global economies. The Company will also continue to focus on long-term growth and look for accretive acquisitions and expansion opportunities in order to enhance shareholder value.

1-d.1.1

NQL DRILLING TOOLS INC.
Consolidated Financial Statements
For the Years Ended
December 31, 2001, December 31, 2000
and the Sixteen Months Ended
December 31, 1999

AUDITORS' REPORT

To the Shareholders of

NQL Drilling Tools Inc.

We have audited the consolidated balance sheets of NQL Drilling Tools Inc. as at December 31, 2001 and December 31, 2000 and the consolidated statements of operations, retained earnings and cash flows for the years ended December 31, 2001, December 31, 2000 and the sixteen months ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and December 31, 2000 and the results of its operations and cash flows for the years ended December 31, 2001, December 31, 2000 and the sixteen months ended December 31, 1999 in accordance with Canadian generally accepted accounting principles.

The previous Auditors' Report dated March 6, 2002 (December 5, 2002 as to note 19), for the consolidated balance sheets of NQL Drilling Tools Inc. as at December 31, 2001 and December 31, 2000 and the consolidated statements of operations, retained earnings and cash flows for the years ended December 31, 2001, December 31, 2000 and the sixteen months ended December 31, 1999, has been withdrawn and the financial statements have been revised as described in note 19.

Edmonton, Alberta
March 6, 2002
(May 2, 2003 as to note 19)

"Collins Barrow"
Signed
Chartered Accountants

NQL DRILLING TOOLS INC.

Consolidated Balance Sheets

December 31, 2001 and December 31, 2000

(Thousands of Canadian Dollars)	**2001**	2000 (Restated - see Note 19)
ASSETS		
Current Assets		
Cash	**$ 3,725**	$ 1,251
Accounts receivable	**35,743**	32,531
Inventory	**45,525**	33,199
Prepaid expenses	**2,671**	698
	87,664	67,679
Deposits on capital assets (Note 19)	**1,682**	---
Long-term investments (Note 3)	**1,145**	---
Future income taxes	**1,818**	---
Capital assets (Note 6)	**103,210**	85,067
Deferred charges (Note 7)	**3,521**	1,713
Goodwill	**37,739**	17,889
	$ 236,779	$ 172,348
LIABILITIES		
Current Liabilities		
Bank indebtedness (Note 8)	**$ 29,525**	$ 23,863
Accounts payable and accrued liabilities	**19,310**	15,463
Income taxes payable	**4,410**	2,996
Current portion of long-term liabilities	**5,002**	5,289
	58,247	47,611
Long-term liabilities (Note 9)	**17,320**	10,741
Future income taxes	**5,096**	7,907
	80,663	66,259
SHAREHOLDERS' EQUITY		
Capital stock (Note 10)	**108,277**	75,572
Retained earnings	**41,786**	28,266
Cumulative translation adjustments (Note 11)	**6,053**	2,251
	156,116	106,089
	$ 236,779	$ 172,348

Contingency (Note 12)

Approved by Directors

"Dean Livingstone" Signed

"Allan Sawin" Signed

NQL DRILLING TOOLS INC.

Consolidated Statements of Operations

For the Years Ended December 31, 2001, December 31, 2000 and the Sixteen Months Ended December 31, 1999

(Thousands of Canadian Dollars)	**2001**	2000	1999
		(Restated - see Note 19)	
Revenue	$ **124,961**	$ 87,019	$ 51,551
Direct expenses	**62,093**	42,775	23,567
Gross margin	**62,868**	44,244	27,984
Expenses			
General and administrative	**23,357**	15,164	15,308
Amortization	**12,427**	9,054	8,191
Foreign exchange (gain) loss	**(472)**	28	1,287
	35,312	24,246	24,786
Income before interest expense	**27,556**	19,998	3,198
Interest expense (Note 13)	**3,536**	2,860	2,454
Income before income taxes and goodwill amortization	**24,020**	17,138	744
Income taxes - *current* (Note 14)	**12,109**	6,407	316
- *future* (Note 14)	**(3,737)**	(386)	(355)
	8,372	6,021	(39)
Income before goodwill amortization	**15,648**	11,117	783
Goodwill amortization (net of income taxes)	**2,128**	1,233	462
Net income	$ **13,520**	$ 9,884	$ 321
Earnings per share before goodwill amortization: (Note 16)			
Basic	$ **0.708**	$ 0.586	$ 0.049
Diluted	$ **0.697**	$ 0.577	$ 0.048
Earnings per share: (Note 16)			
Basic	$ **0.611**	$ 0.521	$ 0.020
Diluted	$ **0.602**	$ 0.513	$ 0.020

NQL DRILLING TOOLS INC.

Consolidated Statements of Retained Earnings

For the Years Ended December 31, 2001, December 31, 2000 and the Sixteen Months Ended December 31, 1999

(Thousands of Canadian Dollars)	**2001**	2000 (Restated - see Note 19)	1999
Retained earnings, beginning of period as previously reported			$ 22,027
Prior period adjustment (Note 19)			(3,966)
Retained earnings, beginning of period as restated	**$ 28,266**	$ 18,382	18,061
Net income for the period	**13,520**	9,884	321
Retained earnings, end of period	**$ 41,786**	$ 28,266	$ 18,382

NQL DRILLING TOOLS INC.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2001, December 31, 2000 and the Sixteen Months Ended December 31, 1999

(Thousands of Canadian Dollars)	**2001**	2000	1999
		(Restated - see Note 19)	
Operating Activities			
Income from operations	**$ 13,520**	$ 9,884	$ 321
Add items not requiring cash:			
Amortization	**12,427**	9,054	8,191
Goodwill amortization	**2,128**	1,233	462
Future Income taxes	**(3,737)**	(386)	(355)
Cash flow from operations*	**24,338**	19,785	8,619
Net change in working capital items from operations	**(3,478)**	(7,655)	(3,134)
Cash provided by operating activities	**20,860**	12,130	5,485
Financing Activities			
Bank indebtedness	**5,411**	11,494	(388)
Issuance of capital stock	**380**	159	20,088
Long-term liabilities	**1,697**	8,926	(7,209)
Cash provided by financing activities	**7,488**	20,579	12,491
Investing Activities			
Deposits on capital assets	**(1,682)**	---	---
Long-term investments	**(1,145)**	---	---
Business acquisitions	**(2,398)**	(13,316)	(217)
Deferred charges	**(1,183)**	(1,415)	(585)
Purchase of capital assets	**(19,466)**	(17,447)	(16,910)
Cash used in investing activities	**(25,874)**	(32,178)	(17,712)
Increase in cash	**2,474**	531	264
Cash, beginning of year	**1,251**	720	456
Cash, end of year	**$ 3,725**	$ 1,251	$ 720
Supplementary cash flow information:			
Interest paid	**$ 3,581**	$ 2,676	$ 2,475
Income taxes paid	**$ 10,695**	$ 1,993	$ 4,638

* See Note 16 for Cash Flow per share from operations.

1. **Operations**

NQL Drilling Tools Inc., through its subsidiaries and affiliates, provides downhole tools services and technology used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis.

2. **Summary of Significant Accounting Policies**

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are expressed in Canadian dollars.

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and all its subsidiaries.

Foreign Exchange Translation

Foreign currency assets and liabilities are translated at the rate of exchange prevailing at the balance sheet date. Foreign currency revenue and expenses are translated at the average rate of exchange for the period. Unrealized gains or losses on translation are shown as a separate component in shareholders' equity. Realized gains or losses resulting from foreign currency transactions have been included in the determination of income or loss for the period.

Inventory

Inventory is valued at the lower of cost, computed on a first-in, first-out basis and net realizable value.

Capital Assets

Capital assets are recorded at historical cost and are amortized over their estimated useful lives, beginning when they are put into use, at the following rates and methods:

Buildings	- 4% straight-line
Automotive equipment	- 30% declining balance
Shop equipment	- 10 to 20% declining balance
Office equipment	- 20% declining balance
Leasehold improvements	- over the term of the lease
Downhole tools	- 10% straight-line and 20% declining balance

2. **Summary of Significant Accounting Policies** (Continued)

Deferred Charges

Deferred charges include development costs and technology of downhole tools, pre-operating costs of new service locations, and costs associated with securing new financing. Deferred charges are amortized over three to ten years on a straight-line basis.

Goodwill

Goodwill resulted from the acquisition of companies for amounts in excess of fair market value of Companies' net assets and is amortized on a straight-line basis over ten years and twenty years. In accordance with recommendations of the Canadian Institute of Chartered Accountants, goodwill acquired subsequent to June 30, 2001 is not amortized. The Company compares the carrying amount of goodwill to the fair value, at least annually, and recognizes in net income any impairment in value.

Revenue Recognition

Rental revenues of the downhole tool division are recognized in the period during which rental hours occur.

Sales revenues of the downhole tool division are recognized when the product or service is supplied to the customer.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes its estimates to be appropriate; however, actual results could differ from the amounts estimated.

Future Income Taxes

The Company uses the asset/liability method of accounting for future income taxes whereby future income tax assets and liabilities are determined by applying the tax rate at the end of the fiscal year to temporary differences between the accounting and tax bases of the assets and liabilities of the Company.

Long-Term Investments

Investments in companies subject to significant influence are accounted for using the equity method, other investments are recorded at cost.

(Thousands of Canadian Dollars)

2. **Summary of Significant Accounting Policies** (Continued)

Stock Based Compensation

Amounts received from the exercise of share options and warrants are recorded as share capital. Compensation expense is not recognized on the issuance of common share options to directors and employees as the exercise price of the options is equal to the market value of the common shares at the date of grant.

3. **Long-Term Investments**

	2001	2000
Investment subject to significant influence	$ 423	$ ---
Other	722	---
	$ 1,145	$ ---

4. **Change in Accounting Policies**

Effective January 1, 2001, the Company changed the manner in which it accounts for used replacement parts. These items, which are now included with capital assets were previously included with inventory. This change was made to better reflect the nature of these assets. For the year ended December 31, 2001, amortization has been increased by $1,078 as a result of this change. At December 31, 2001, capital assets have increased and inventory has decreased by $1,952 as a result of this change. At December 31, 2000, inventory has been reduced and capital assets have been increased by $7,914. No other retroactive changes have been applied.

Effective January 1, 2001, the Company adopted the treasury stock method of calculating diluted earnings per share and diluted cash flow from operations per share as recommended by the Canadian Institute of Chartered Accountants. The treasury stock method assumes that any proceeds obtained upon exercise of options and warrants would be used to purchase common shares at the average market price during the period. The Company has adopted this calculation retroactively with restatement of prior years.

5. **Business Acquisitions**

The May 15, 2001 acquisition of all the shares and related assets of NorthStar Drilling Systems Inc. has been accounted for by the purchase method of accounting and includes the results of operations in these financial statements from the date of acquisition. As a result of the acquisition, the Company acquired net assets of $12,800 through the issuance of 3.7 million shares from treasury for an aggregate amount of $32,700.

(Thousands of Canadian Dollars)

5. **Business Acquisitions** (Continued)

The September 30, 2001 acquisition of all the shares and related assets of Numeric Machine Ltd. has been accounted for by the purchase method of accounting and includes results of operations in these financial statements from the date of acquisition. As a result of the acquisition, the Company acquired net assets of $800 for $1,800 cash and the issuance of 75,000 shares from treasury for aggregate amount of $600.

6. **Capital Assets**

	2001			2000
	Cost	Accumulated Amortization	Net	Net
			(Restated - see Note 19)	
Downhole tools	$ 91,529	$ 23,792	$ 67,737	$ 55,615
Shop equipment	21,682	7,172	14,510	12,627
Buildings	13,612	1,550	12,062	9,208
Leasehold improvements	793	389	404	287
Office equipment	4,272	2,014	2,258	1,781
Automotive equipment	4,651	2,577	2,074	1,936
Land	4,165	---	4,165	3,613
	$ 140,704	$ 37,494	$ 103,210	$ 85,067

7. **Deferred Charges**

	2001			2000
	Cost	Accumulated Amortization	Net	Net
Deferred financing costs	$ 478	$ 118	$ 360	$ 241
Development costs and technology of downhole tools	4,053	1,059	2,994	1,210
Pre-operating costs	446	279	167	262
	$ 4,977	$ 1,456	$ 3,521	$ 1,713

8. **Bank Indebtedness**

Bank indebtedness consists of a revolving operating loan secured by accounts receivable, inventory and general security agreements. The interest rate on the loan at December 31, 2001 is bank prime lending rate plus 1.0%.

(Thousands of Canadian Dollars)

9. **Long-Term Liabilities**

	2001	2000
Capital loan, payable in quarterly principal payments of $1,000, bearing interest at prime plus 1.25 % at December 31, 2001, secured by a general security agreement providing first charge on all assets of the Company and its subsidiaries	$ 20,000	$ 12,099
Promissory note, payable in quarterly principal payments of $250 US plus interest at 8%	796	2,998
Loans and agreements payable, interest rates varying from 4% to 16%	987	484
Employment benefits payable	539	449
	22,322	16,030
Less current portion	5,002	5,289
	$ 17,320	$ 10,741

Employment benefits are termination benefits payable to Venezuelan employees as required under the Venezuelan Petroleum Industry Collective Contract. Benefits are payable upon termination of employment and in other specific circumstances as defined in the contract.

10. **Capital Stock**

Authorized:
Unlimited Class A voting common shares without nominal or par value
Unlimited Class B non-voting common shares without nominal or par value

	2001		2000	
	Number	Amount	Number	Amount
Issued:				
Class A common shares				
Beginning of year	19,656,067	$ 75,572	18,115,199	$ 64,709
Options and warrants exercised	142,500	382	63,000	174
Issued pursuant to acquisition	3,809,401	32,323	1,477,868	10,689
	23,607,968	$ 108,277	19,656,067	$ 75,572

(Thousands of Canadian Dollars)

10. **Capital Stock** (Continued)

The Company has granted share purchase options and warrants as follows:

	2001	2000
Outstanding, beginning of year	**858,015**	770,520
Granted	**415,082**	153,495
Exercised during the year	**(142,500)**	(63,000)
Cancelled during the year	**(1,000)**	(3,000)
Outstanding, end of period	**1,129,597**	858,015

Options and warrants exercisable at December 31, 2001:

Range of Exercise Price	Number of Exercisable Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
$ .68 to $5.00	286,520	$ 3.05	4.0 years
$6.00 to $9.00	746,077	$ 6.68	5.4 years
$10.75 to $12.25	97,000	$ 11.79	6.0 years

11. **Cumulative Translation Adjustments**

	2001	2000 (Restated - see Note 19)
Balance, beginning of period	**$ 2,251**	$ 801
Net exchange gain for the period	**3,802**	1,450
Balance, end of period	**$ 6,053**	$ 2,251

12. **Contingency**

A claim for $25 million and two claims for $15 million each have been made against the Company and two of its subsidiaries for alleged patent infringement and other patent related matters. It is not possible at this time to determine if any amount will become payable as a result of these claims. Management is of the view that such claims are wholly without merit.

(Thousands of Canadian Dollars)

12. **Contingency** (Continued)

A claim for $1.2 million has been made against the Company for damages plus costs. It is not possible at this time to determine if any amount will become payable as a result of this claim. Management is of the view that evaluation of this claim is indeterminable at this time.

13. **Interest expense**

	2001	2000	1999
Interest on long-term debt	$ **1,121**	$ 994	$ 411
Interest - other	**2,415**	1,866	2,043
	$ **3,536**	$ 2,860	$ 2,454

14. **Income Taxes**

The provision for income taxes varies from the amount that would be computed by applying the combined Canadian federal and provincial income tax rate of approximately 42.11% (1999 and 2000 - 44.6%). Income tax expense has been affected by the following items:

	2001	2000 (Restated - see Note 19)	1999
Provision for income taxes based on statutory tax rates	$ **10,115**	$ 7,643	$ 331
Large corporations tax	**25**	---	11
Deductible share issue costs	**(238)**	(258)	(239)
Manufacturing and processing deduction	**(565)**	(398)	(289)
Non deductible items	**330**	8	119
Foreign tax rate differential	**(719)**	(1,232)	(202)
U.S. State and Franchise taxes	**615**	212	309
Other	**(217)**	760	(79)
Utilization of net and non-capital losses carried forward	**(289)**	(35)	---
Change in future income taxes resulting from tax rate reduction	**(685)**	(679)	---
	$ **8,372**	$ 6,021	$ (39)

(Thousands of Canadian Dollars)

14. **Income Taxes** (Continued)

	2001	2000	1999
		(Restated - see Note 19)	
Current income taxes	$ **12,109**	$ 6,407	$ 316
Future income taxes	**(3,737)**	(386)	(355)
	$ **8,372**	$ 6,021	$ (39)

15. **Financial Instruments**

Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of accounts receivable.

Concentration of credit risk with respect to accounts receivable is limited due to the Company's credit evaluation process, the large number of customers comprising the Company's customer base and their dispersion among many different geographical locations internationally.

In the normal course of business, the Company evaluates the financial condition of its customers on a continuing basis and reviews the credit worthiness of all new customers.

Fair Value Disclosures

Fair value estimates are made as of a specific point in time using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

Financial instruments of the Company consist mainly of cash, accounts receivable, income taxes receivable, bank indebtedness, accounts payable and accrued liabilities, income taxes payable, and long-term liabilities. As at December 31, 2001 and December 31, 2000, there are no significant differences between the carrying amounts of these items and their estimated fair values.

The accounts receivable and accounts payable balances to be received and paid in foreign currency are subject to foreign exchange risk.

(Thousands of Canadian Dollars)

16. **Earnings and Cash Flow Per Share from Operations**

Earnings and cash flow per share from operations has been calculated using the weighted monthly average number of shares outstanding during the respective fiscal periods.

	2001	2000	1999
		(Restated - see Noted 19)	
Weighted average number of shares outstanding	**22,113,584**	18,984,187	16,093,341
Diluted shares outstanding	**22,448,508**	19,260,810	16,371,466
Earnings per share from operations:			
Basic - before goodwill amortization	**$ 0.708**	$ 0.586	$ 0.049
Fully diluted - before goodwill amortization	**$ 0.697**	$ 0.577	$ 0.048
Basic - after goodwill amortization	**$ 0.611**	$ 0.521	$ 0.020
Fully diluted - after goodwill amortization	**$ 0.602**	$ 0.513	$ 0.020
Cash flow per share from operations:			
Basic	**$ 1.10**	$ 1.04	$ 0.536
Fully diluted	**$ 1.08**	$ 1.03	$ 0.526

(Thousands of Canadian Dollars)

17. **Segmented Information**

The Company's three operating divisions include two reportable segments, oilfield services and the manufacturing and supply of downhole tools.

	2001 (Restated - see Noted 19) Downhole Tools	Oilfield Services	Consolidated
Revenues	$ 105,971	$ 18,990	$ 124,961
Interest expense	$ 3,535	$ 1	$ 3,536
Amortization	$ 10,727	$ 1,700	$ 12,427
Goodwill amortization	$ 1,533	$ 595	$ 2,128
Income taxes - current	$ 10,253	$ 1,856	$ 12,109
- future	(3,625)	(112)	(3,737)
	$ 6,628	$ 1,744	$ 8,372
Net income	$ 11,769	$ 1,751	$ 13,520
Total assets	$ 210,185	$ 26,594	$ 236,779

	2000 (Restated - see Note 19) Downhole Tools	Oilfield Services	Consolidated
Revenues	$ 72,617	$ 14,402	$ 87,019
Interest expense	$ 2,841	$ 19	$ 2,860
Amortization	$ 7,587	$ 1,467	$ 9,054
Goodwill amortization	$ 638	$ 595	$ 1,233
Income taxes - current	$ 5,132	$ 1,275	$ 6,407
- future	(271)	(115)	(386)
	$ 4,861	$ 1,160	$ 6,021

(Thousands of Canadian Dollars)

17. **Segmented Information** (Continued)

	2000 (Restated - see Note 19)		
	Downhole Tools	Oilfield Services	Consolidated
Net income	$ 8,609	$ 1,275	$ 9,884
Total assets	$ 151,673	$ 20,675	$ 172,348

During 1999, the Company's only reportable operating segment was the manufacturing and supply of downhole tools.

The Company operates in the following geographic segments.

	2001	2000 (Restated - see Note 19)	1999
Revenue:			
Canada	**$ 42,010**	$ 34,213	$ 19,152
United States	**52,519**	33,666	17,009
International	**30,432**	19,140	15,390
	$ 124,961	$ 87,019	$ 51,551
Capital Assets:			
Canada	**$ 43,987**	$ 37,822	
United States	**37,130**	21,319	
International	**22,093**	25,926	
	$ 103,210	$ 85,067	
Goodwill:			
Canada	**$ 33,013**	$ 13,026	
United States	**4,726**	4,863	
	$ 37,739	$ 17,889	

18. **Change of Year End**

In 1999, the Company changed the ending date of its financial year end from August 31 to December 31. Comparative results are for the year ended December 31, 2000 and for the sixteen months ended December 31, 1999.

(Thousands of Canadian Dollars)

19. **Prior Period Adjustments**

Subsequent to the issuance of the year end financial statements the company identified that insufficient unrealized intercompany gains on sale of inventory had been eliminated upon consolidation for the years 1998 through 2001. The company has also identified that capital stock and long-term liability issued for business acquisitions were included as cash received and paid on the statement of cash flows.

In the past, the company translated the financial statements of its' subsidiaries from the local currency directly to the Canadian Dollar using the current rate method of accounting. However, it has been determined that the US Dollar better reflects the currency exposure of the operations in Venezuela, Bolivia, Argentina and Mexico as most of their activities are conducted in US Dollars. Therefore, the operations of these subsidiaries are now translated first from the local currency to the functional currency (US currency) using the temporal method of accounting and then from the US Dollar to the Canadian Dollar using the current rate method.

Foreign exchange on goodwill acquired in the Ackerman International purchase was recalculated to reflect exchange fluctuations which were previously unrecorded.

Upon acquisition of P & T Servicious Petroleros, C.A. and CanFish Services Inc., the Future Income Tax liability related to the fair value allocation to capital assets was not recorded. The fair value allocation upon acquisition of these companies resulted in an increased value of the capital assets over the net book value. Since the acquisition, some of these capital assets had been disposed of and the increase in value on the disposed items had not previously been recorded.

As a result of the aforementioned items, the consolidated financial statements for the 2001, 2000 and 1999 years have been restated and the following financial statement line items have been affected:

Consolidated Statement of Operations
For the Years Ended December 31, 2001, December 31, 2000 and
The Sixteen Months Ended December 31, 1999

		2001		2000		1999
Direct expenses:						
As previously reported	**$**	**59,506**	$	39,802	$	22,080
As restated	**$**	**62,093**	$	42,775	$	23,567
General and admin expenses:						
As previously reported	**$**	**21,750**	$	15,360	$	16,398
As restated	**$**	**23,357**	$	15,164	$	15,308
Foreign exchange (gain) loss:						
As previously reported	**$**	**---**	$	---	$	---
As restated	**$**	**(472)**	$	28	$	1,287

(Thousands of Canadian Dollars)

19. **Prior Period Adjustments** (Continued)

	2001	2000	1999
Amortization:			
As previously reported	**$ 12,191**	$ 8,900	$ 8,061
As restated	**$ 12,427**	$ 9,054	$ 8,191
Future income taxes:			
As previously reported	**$ (2,411)**	$ 998	$ 595
As restated	**$ (3,737)**	$ (386)	$ (355)
Goodwill amortization:			
As previously reported	**$ 1,999**	$ 1,104	$ 462
As restated	**$ 2,128**	$ 1,233	$ 462
Net income:			
As previously reported	**$ 16,281**	$ 11,588	$ 1,185
As restated	**$ 13,520**	$ 9,884	$ 321
Earnings per share from operations:			
Basic - before goodwill amortization			
As previously reported	**$ 0.827**	$ 0.669	$ 0.102
As restated	**$ 0.708**	$ 0.586	$ 0.049
Fully diluted - before goodwill amortization			
As previously reported	**$ 0.814**	$ 0.659	$ 0.101
As restated	**$ 0.697**	$ 0.577	$ 0.048
Basic - after goodwill amortization			
As previously reported	**$ 0.736**	$ 0.610	$ 0.074
As restated	**$ 0.611**	$ 0.521	$ 0.020
Fully diluted - after goodwill amortization			
As previously reported	**$ 0.725**	$ 0.602	$ 0.072
As restated	**$ 0.602**	$ 0.513	$ 0.020
Cash Flow per share from operations:			
Basic			
As previously reported	**$ 1.27**	$ 1.19	$ 0.640
As restated	**$ 1.10**	$ 1.04	$ 0.536
Fully diluted			
As previously reported	**$ 1.25**	$ 1.17	$ 0.629
As restated	**$ 1.08**	$ 1.03	$ 0.526

(Thousands of Canadian Dollars)

19. **Prior Period Adjustments** (Continued)

Consolidated Balance Sheet
December 31, 2001 and December 31, 2000

		2001		2000
Inventory:				
As previously reported	**$**	**51,118**	$	37,257
As restated	**$**	**45,525**	$	33,199
Prepaid expenses:				
As previously reported	**$**	**4,353**	$	698
As restated	**$**	**2,671**	$	698
Deposits on capital assets:				
As previously reported	**$**	**---**	$	---
As restated	**$**	**1,682**	$	---
Capital assets:				
As previously reported	**$**	**101,840**	$	83,508
As restated	**$**	**103,210**	$	85,067
Goodwill:				
As previously reported	**$**	**35,126**	$	15,436
As restated	**$**	**37,739**	$	17,889
Future income taxes:				
As previously reported	**$**	**3,441**	$	5,042
As restated	**$**	**5,096**	$	7,907
Cumulative translation adjustments:				
As previously reported	**$**	**23**	$	(1,372)
As restated	**$**	**6,053**	$	2,251

Consolidated Statement of Cash Flows
For the Years Ended December 31, 2001, December 31, 2000 and
The Sixteen Months Ended December 31, 1999

		2001		2000		1999
Operating Activities:						
Income from operations						
As previously reported	**$**	**16,281**	$	11,558	$	1,185
As restated	**$**	**13,520**	$	9,884	$	321

(Thousands of Canadian Dollars)

19. **Prior Period Adjustments** (Continued)

		2001		2000		1999
Amortization:						
As previously reported	**$**	**12,191**	$	8,900	$	8,061
As restated	**$**	**12,427**	$	9,054	$	8,191
Goodwill amortization:						
As previously reported	**$**	**1,999**	$	1,104	$	462
As restated	**$**	**2,128**	$	1,233	$	462
Future income taxes:						
As previously reported	**$**	**(2,411)**	$	998	$	595
As restated	**$**	**(3,737)**	$	(386)	$	(355)
Net change in working capital items from operations						
As previously reported	**$**	**(8,882)**	$	(10,460)	$	(4,818)
As restated	**$**	**(3,478)**	$	(7,655)	$	(3,134)
Financing Activities:						
Issuance of capital stock						
As previously reported	**$**	**32,705**	$	10,863	$	20,488
As restated	**$**	**380**	$	159	$	20,088
Long-Term Liabilities:						
As previously reported	**$**	**1,697**	$	11,879	$	(7,209)
As restated	**$**	**1,697**	$	8,926	$	(7,209)
Investing Activities:						
Business acquisitions						
As previously reported	**$**	**(34,723)**	$	(26,973)	$	(617)
As restated	**$**	**(2,398)**	$	(13,316)	$	(217)
Deposits on capital assets:						
As previously reported	**$**	**---**	$	---	$	---
As restated	**$**	**(1,682)**	$	---	$	---

Changes to retained earnings are reflected in the consolidated statement of retained earnings including the prior period adjustment of $3,966 for 1998 which adjusted the previously reported retained earnings at the beginning of 1999.

1.d.iv.

03 NOV 10 AM 7:21

NQL DRILLING TOOLS INC.
Consolidated Financial Statements
For the Years Ended
December 31, 2001, December 31, 2000
and the Sixteen Months Ended
December 31, 1999

AUDITOR'S REPORT

To the Shareholders of

NQL Drilling Tools Inc.

We have audited the consolidated balance sheets of NQL Drilling Tools Inc. as at December 31, 2001 and December 31, 2000 and the consolidated statements of operations, retained earnings and cash flows for the years ended December 31, 2001, December 31, 2000 and the sixteen months ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and December 31, 2000 and the results of its operations and cash flows for the years ended December 31, 2001, December 31, 2000 and the sixteen months ended December 31, 1999 in accordance with Canadian generally accepted accounting principles.

The previous Auditor's Report dated March 6, 2002, for the consolidated balance sheets of NQL Drilling Tools Inc. as at December 31, 2001 and December 31, 2000 and the consolidated statements of operations, retained earnings and cash flows for the years ended December 31, 2001, December 31, 2000 and the sixteen months ended December 31, 1999, has been withdrawn and the financial statements have been revised as described in note 19.

Edmonton, Alberta
March 6, 2002
(August 21, 2002 as to note 19)

"Collins Barrow"
Signed
Chartered Accountants

NQL DRILLING TOOLS INC.

Consolidated Balance Sheets

December 31, 2001 and December 31, 2000

(Thousands of Canadian Dollars)	2001	2000
ASSETS		
Current Assets		
Cash	$ 3,725	$ 1,251
Accounts receivable	35,743	32,531
Inventory	45,525	33,199
Prepaid expenses	4,353	698
	89,346	67,679
Long-term investments (Note 3)	1,145	---
Future income taxes	1,818	---
Capital assets (Note 6)	101,840	83,508
Deferred charges (Note 7)	3,521	1,713
Goodwill	35,126	15,436
	$ 232,796	$ 168,336
LIABILITIES		
Current Liabilities		
Bank indebtedness (Note 8)	$ 29,525	$ 23,863
Accounts payable and accrued liabilities	19,310	15,463
Income taxes payable	4,410	2,996
Current portion of long-term liabilities	5,002	5,289
	58,247	47,611
Long-term liabilities (Note 9)	17,320	10,741
Future income taxes	1,393	3,556
	76,960	61,908
SHAREHOLDERS' EQUITY		
Capital stock (Note 10)	108,277	75,572
Retained earnings	47,536	32,228
Cumulative translation adjustments (Note 11)	23	(1,372)
	155,836	106,428
	$ 232,796	$ 168,336

Contingency (Note 12)

Approved by Directors

"Dean Livingstone"
Signed

"Allan Sawin"
Signed

NQL DRILLING TOOLS INC.

Consolidated Statements of Operations

For the Years Ended December 31, 2001, December 31, 2000 and the Sixteen Months Ended December 31, 1999

(Thousands of Canadian Dollars)	**2001**	2000	1999
Revenue	**$ 124,961**	$ 87,019	$ 51,551
Direct expenses	**61,041**	41,520	23,084
Income from operations	**63,920**	45,499	28,467
Expenses			
General and administrative	**21,750**	15,360	16,398
Amortization	**12,191**	8,900	8,061
	33,941	24,260	24,459
Income before interest expense	**29,979**	21,239	4,008
Interest expense (Note 13)	**3,536**	2,860	2,454
Income before income taxes	**26,443**	18,379	1,554
Income taxes - current (Note 14)	**12,109**	6,407	316
- future (Note 14)	**(2,973)**	369	227
	9,136	6,776	543
Income before goodwill amortization	**17,307**	11,603	1,011
Goodwill amortization (net of income taxes)	**1,999**	1,104	462
Net income	**$ 15,308**	$ 10,499	$ 549

NQL DRILLING TOOLS INC.

Consolidated Statements of Retained Earnings

For the Years Ended December 31, 2001, December 31, 2000 and the Sixteen Months Ended December 31, 1999

(Thousands of Canadian Dollars)	**2001**	2000	1999
Retained earnings, beginning of period as previously reported	$ ---	$ ---	$ 22,027
Prior period adjustment (Note 19)	---	---	(847)
Retained earnings, beginning of period as restated	**32,228**	21,729	21,180
Net income for the period	**15,308**	10,499	549
Retained earnings, end of period	**$ 47,536**	$ 32,228	$ 21,729

NQL DRILLING TOOLS INC.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2001, December 31, 2000 and the Sixteen Months Ended December 31, 1999

(Thousands of Canadian Dollars)	**2001**	2000	1999
Operating Activities			
Income from continuing operations	$ **15,308**	$ 10,499	$ 549
Add items not requiring cash:			
Amortization	**12,191**	8,900	8,061
Goodwill amortization	**1,999**	1,104	462
Future Income taxes	**(2,973)**	369	227
Cash flow from continuing operations	**26,525**	20,872	9,299
Net change in operating working capital items from continuing operations	**(7,347)**	(8,742)	(3,814)
Cash provided by operating activities	**19,178**	12,130	5,485
Financing Activities			
Bank indebtedness	**5,411**	11,494	(388)
Issuance of capital stock	**32,705**	10,863	20,488
Long-term liabilities	**1,697**	11,879	(7,209)
Cash provided by financing activities	**39,813**	34,236	12,891
Investing Activities			
Long-term investments	**(1,145)**	---	---
Business acquisitions	**(34,723)**	(26,973)	(617)
Deferred charges	**(1,183)**	(1,415)	(585)
Purchase of capital assets	**(19,466)**	(17,447)	(16,910)
Cash used in investing activities	**(56,517)**	(45,835)	(18,112)
Increase in cash	**2,474**	531	264
Cash, beginning of year	**1,251**	720	456
Cash, end of year	$ **3,725**	$ 1,251	$ 720
Supplementary cash flow information:			
Interest paid	$ **3,581**	$ 2,676	$ 2,475
Income taxes paid	$ **10,695**	$ 1,993	$ 4,638

1. **Operations**

NQL Drilling Tools Inc., through its subsidiaries and affiliates, provides downhole tools services and technology used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis.

2. **Summary of Significant Accounting Policies**

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are expressed in Canadian dollars.

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and all its subsidiaries.

Foreign Exchange Translation

Foreign currency assets and liabilities are translated at the rate of exchange prevailing at the balance sheet date. Foreign currency revenue and expenses are translated at the average rate of exchange for the period. Unrealized gains or losses on translation are shown as a separate component in shareholders' equity. Realized gains or losses resulting from foreign currency transactions have been included in the determination of income or loss for the period.

Inventory

Inventory is valued at the lower of cost, computed on a first-in, first-out basis and net realizable value.

Capital Assets

Capital assets are recorded at historical cost and are amortized over their estimated useful lives, beginning when they are put into use, at the following rates and methods:

Buildings	- 4% straight-line
Automotive equipment	- 30% declining balance
Shop equipment	- 10 to 20% declining balance
Office equipment	- 20% declining balance
Leasehold improvements	- over the term of the lease
Downhole tools	- 10% straight-line and 20% declining balance

2. **Summary of Significant Accounting Policies** (Continued)

Deferred Charges

Deferred charges include development costs and technology of downhole tools, pre-operating costs of new service locations, and costs associated with securing new financing. Deferred charges are amortized over three to ten years on a straight-line basis.

Goodwill

Goodwill resulted from the acquisition of companies for amounts in excess of fair market value of Companies' net assets and is amortized on a straight-line basis over ten years and twenty years. In accordance with recommendations of the Canadian Institute of Chartered Accountants, goodwill acquired subsequent to June 30, 2001 is not amortized. The Company compares the carrying amount of goodwill to the fair value, at least annually, and recognizes in net income any impairment in value.

Revenue Recognition

Rental revenues of the downhole tool division are recognized in the period during which rental hours occur.

Sales revenues of the downhole tool division are recognized when the product or service is supplied to the customer.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes its estimates to be appropriate; however, actual results could differ from the amounts estimated.

Future Income Taxes

The Company uses the asset/liability method of accounting for future income taxes whereby future income tax assets and liabilities are determined by applying the tax rate at the end of the fiscal year to temporary differences between the accounting and tax bases of the assets and liabilities of the Company.

Long-Term Investments

Investments in companies subject to significant influence are accounted for using the equity method, other investments are recorded at cost.

(Thousands of Canadian Dollars)

2. **Summary of Significant Accounting Policies** (Continued)

Stock Based Compensation

Amounts received from the exercise of share options and warrants are recorded as share capital. Compensation expense is not recognized on the issuance of common share options to directors and employees as the exercise price of the options is equal to the market value of the common shares at the date of grant.

3. **Long-Term Investments**

	2001	2000
Investment subject to significant influence	$ **423**	$ ---
Other	**722**	---
	$ **1,145**	$ ---

4. **Change in Accounting Policies**

Effective January 1, 2001, the Company changed the manner in which it accounts for used replacement parts. These items, which are now included with capital assets were previously included with inventory. This change was made to better reflect the nature of these assets. For the year ended December 31, 2001, amortization has been increased by $1,078 as a result of this change. At December 31, 2001, capital assets have increased and inventory has decreased by $1,952 as a result of this change. At December 31, 2000, inventory has been reduced and capital assets have been increased by $7,914. No other retroactive changes have been applied.

Effective January 1, 2001, the Company adopted the treasury stock method of calculating diluted earnings per share and diluted cash flow from operations per share as recommended by the Canadian Institute of Chartered Accountants. The treasury stock method assumes that any proceeds obtained upon exercise of options and warrants would be used to purchase common shares at the average market price during the period. The Company has adopted this calculation retroactively with restatement of prior years.

5. **Business Acquisitions**

The May 15, 2001 acquisition of all the shares and related assets of NorthStar Drilling Systems Inc. has been accounted for by the purchase method of accounting and includes the results of operations in these financial statements from the date of acquisition. As a result of the acquisition, the Company acquired net assets of $12,800 through the issuance of 3.7 million shares from treasury for an aggregate amount of $32,700.

(Thousands of Canadian Dollars)

5. **Business Acquisitions** (Continued)

The September 30, 2001 acquisition of all the shares and related assets of Numeric Machine Ltd. has been accounted for by the purchase method of accounting and includes results of operations in these financial statements from the date of acquisition. As a result of the acquisition, the Company acquired net assets of $800 for $1,800 cash and the issuance of 75,000 shares from treasury for aggregate amount of $600.

6. **Capital Assets**

	2001			2000
	Cost	**Accumulated Amortization**	**Net**	Net
Downhole tools	**$ 90,398**	**$ 23,626**	**$ 66,772**	$ 54,412
Shop equipment	**21,467**	**7,122**	**14,345**	12,439
Buildings	**13,510**	**1,542**	**11,968**	9,141
Leasehold improvements	**793**	**389**	**404**	287
Office equipment	**4,225**	**2,010**	**2,215**	1,747
Automotive equipment	**4,553**	**2,569**	**1,984**	1,880
Land	**4,152**	**---**	**4,152**	3,602
	$ 139,098	**$ 37,258**	**$ 101,840**	$ 83,508

7. **Deferred Charges**

	2001			2000
	Cost	**Accumulated Amortization**	**Net**	Net
Deferred financing costs	**$ 478**	**$ 118**	**$ 360**	$ 241
Development costs and technology of downhole tools	**4,053**	**1,059**	**2,994**	1,210
Pre-operating costs	**446**	**279**	**167**	262
	$ 4,977	**$ 1,456**	**$ 3,521**	$ 1,713

8. **Bank Indebtedness**

Bank indebtedness consists of a revolving operating loan secured by accounts receivable, inventory and general security agreements. The interest rate on the loan at December 31, 2001 is bank prime lending rate plus 1.0%.

(Thousands of Canadian Dollars)

9. **Long-Term Liabilities**

	2001	2000
Capital loan, payable in quarterly principal payments of $1,000, bearing interest at prime plus 1.25 % at December 31, 2001, secured by a general security agreement providing first charge on all assets of the Company and its subsidiaries	$ 20,000	$ 12,099
Promissory note, payable in quarterly principal payments of $250 US plus interest at 8%	796	2,998
Loans and agreements payable, interest rates varying from 4% to 16%	987	484
Employment benefits payable	539	449
	22,322	16,030
Less current portion	5,002	5,289
	$ 17,320	$ 10,741

Employment benefits are termination benefits payable to Venezuelan employees as required under the Venezuelan Petroleum Industry Collective Contract. Benefits are payable upon termination of employment and in other specific circumstances as defined in the contract.

10. **Capital Stock**

Authorized:
Unlimited Class A voting common shares without nominal or par value
Unlimited Class B non-voting common shares without nominal or par value

	2001		2000	
	Number	Amount	Number	Amount
Issued:				
Class A common shares				
Beginning of year	19,656,067	$ 75,572	18,115,199	$ 64,709
Options and warrants exercised	142,500	382	63,000	174
Issued pursuant to acquisition	3,809,401	32,323	1,477,868	10,689
	23,607,968	$ 108,277	19,656,067	$ 75,572

(Thousands of Canadian Dollars)

10. **Capital Stock** (Continued)

The Company has granted share purchase options and warrants as follows:

	2001	2000
Outstanding, beginning of year	**858,015**	770,520
Granted	**415,082**	153,495
Exercised during the year	**(142,500)**	(63,000)
Cancelled during the year	**(1,000)**	(3,000)
Outstanding, end of period	**1,129,597**	858,015

Options and warrants exercisable at December 31, 2001:

Range of Exercise Price	Number of Exercisable Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
$ .68 to $5.00	286,520	$ 3.05	4.0 years
$6.00 to $9.00	746,077	$ 6.68	5.4 years
$10.75 to $12.25	97,000	$ 11.79	6.0 years

11. **Cumulative Translation Adjustments**

	2001	2000
Balance, beginning of period	**$ (1,372)**	$ (1,207)
Net exchange gain (loss) for the period	**1,395**	(165)
Balance, end of period	**$ 23**	$ (1,372)

12. **Contingency**

A claim for $25 million and two claims for $15 million each have been made against the Company and two of its subsidiaries for alleged patent infringement and other patent related matters. It is not possible at this time to determine if any amount will become payable as a result of these claims. Management is of the view that such claims are wholly without merit.

(Thousands of Canadian Dollars)

12. **Contingency** (Continued)

A claim for $1.2 million has been made against the Company for damages plus costs. It is not possible at this time to determine if any amount will become payable as a result of this claim. Management is of the view that evaluation of this claim is indeterminable at this time.

13. **Interest expense**

	2001	2000	1999
Interest on long-term debt	**$ 1,121**	$ 994	$ 411
Interest - other	**2,415**	1,866	2,043
	$ 3,536	$ 2,860	$ 2,454

14. **Income Taxes**

The provision for income taxes varies from the amount that would be computed by applying the combined Canadian federal and provincial income tax rate of approximately 42.11% (1999 and 2000 - 44.6%). Income tax expense has been affected by the following items:

	2001	2000	1999
Provision for income taxes based on statutory tax rates	**$ 11,781**	$ 8,963	$ 1,140
Large corporations tax	**25**	---	11
Deductible share issue costs	**(279)**	(258)	(239)
Manufacturing and processing deduction	**(565)**	(398)	(289)
Non deductible items	**457**	8	119
Foreign tax rate differential	**(1,467)**	(1,232)	(202)
U.S. State and Franchise taxes	**615**	212	309
Other	**(1,478)**	195	(306)
Utilization of non-capital losses carried forward	**(178)**	(35)	---
Change in future income taxes resulting from tax rate reduction	**225**	(679)	---
	$ 9,136	$ 6,776	$ 543

(Thousands of Canadian Dollars)

14. **Income Taxes** (Continued)

	2001	2000	1999
Current income taxes	**$ 12,109**	$ 6,407	$ 316
Future income taxes	**(2,973)**	369	227
	$ 9,136	$ 6,776	$ 543

15. **Financial Instruments**

Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of accounts receivable.

Concentration of credit risk with respect to accounts receivable is limited due to the Company's credit evaluation process, the large number of customers comprising the Company's customer base and their dispersion among many different geographical locations internationally.

In the normal course of business, the Company evaluates the financial condition of its customers on a continuing basis and reviews the credit worthiness of all new customers.

Fair Value Disclosures

Fair value estimates are made as of a specific point in time using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

Financial instruments of the Company consist mainly of cash, accounts receivable, income taxes receivable, bank indebtedness, accounts payable and accrued liabilities, income taxes payable, and long-term liabilities. As at December 31, 2001 and December 31, 2000, there are no significant differences between the carrying amounts of these items and their estimated fair values.

The accounts receivable and accounts payable balances to be received and paid in foreign currency are subject to foreign exchange risk.

(Thousands of Canadian Dollars)

16. **Earnings and Cash Flow Per Share from Operations**

Earnings and cash flow per share from operations has been calculated using the weighted monthly average number of shares outstanding during the respective fiscal periods.

	2001	2000	1999
Weighted average number of shares outstanding	**22,113,584**	18,984,187	16,093,341
Diluted shares outstanding	**22,448,508**	19,260,810	16,371,466
Earnings per share from operations:			
Basic - before goodwill amortization	**78.3¢**	61.1 ¢	6.3 ¢
Fully diluted - before goodwill amortization	**77.1 ¢**	60.2 ¢	6.2 ¢
Basic - after goodwill amortization	**69.2 ¢**	55.3 ¢	3.4 ¢
Fully diluted - after goodwill amortization	**68.2 ¢**	54.5 ¢	3.4 ¢
Cash flow per share from operations:			
Basic	**$ 1.20**	$ 1.10	57.8 ¢
Fully diluted	**$ 1.18**	$ 1.08	56.8 ¢

(Thousands of Canadian Dollars)

17. **Segmented Information**

The Company's three operating divisions include two reportable segments, oilfield services and the manufacturing and supply of downhole tools.

	2001		
	Downhole Tools	Oilfield Services	Consolidated
Revenues	$ 105,971	$ 18,990	$ 124,961
Interest expense	$ 3,535	$ 1	$ 3,536
Amortization	$ 10,464	$ 1,727	$ 12,191
Goodwill amortization	$ 1,533	$ 466	$ 1,999
Income taxes - current	$ 10,253	$ 1,856	$ 12,109
- future	(3,166)	193	(2,973)
	$ 7,087	$ 2,049	$ 9,136
Net income	$ 13,614	$ 1,694	$ 15,308
Total assets	$ 208,296	$ 24,500	$ 232,796

	2000		
	Downhole Tools	Oilfield Services	Consolidated
Revenues	$ 72,617	$ 14,402	$ 87,019
Interest expense	$ 2,841	$ 19	$ 2,860
Amortization	$ 7,421	$ 1,479	$ 8,900
Goodwill amortization	$ 638	$ 466	$ 1,104
Income taxes - current	$ 5,132	$ 1,275	$ 6,407
- future	183	186	369
	$ 5,315	$ 1,461	$ 6,776

(Thousands of Canadian Dollars)

17. **Segmented Information** (Continued)

	2000		
	Downhole Tools	Oilfield Services	Consolidated
Net income	$ 9,284	$ 1,215	$ 10,499
Total assets	$ 150,002	$ 18,334	$ 168,336

During 1999, the Company's only reportable operating segment was the manufacturing and supply of downhole tools.

The Company operates in the following geographic segments.

	2001	2000	1999
Revenue:			
Canada	**$ 42,010**	$ 34,213	$ 19,152
United States	**52,519**	33,666	17,009
International	**30,432**	19,140	15,390
	$ 124,961	$ 87,019	$ 51,551
Capital Assets:			
Canada	**$ 44,218**	$ 37,933	
United States	**37,130**	21,319	
International	**20,492**	24,256	
	$ 101,840	$ 83,508	
Goodwill:			
Canada	**$ 30,688**	$ 10,573	
United States	**4,438**	4,863	
	$ 35,126	$ 15,436	

18. **Change of Year End**

In 1999, the Company changed the ending date of its financial year end from August 31 to December 31. Comparative results are for the year ended December 31, 2000 and for the sixteen months ended December 31, 1999.

(Thousands of Canadian Dollars)

19. **Prior Period Adjustments**

Subsequent to the issuance of the year end financial statements the company identified that insufficient unrealized intercompany gains on sale of inventory had been eliminated upon consolidation for the years 1998 through 2001. As a result, the consolidated financial statements for the 2001, 2000 and 1999 years have been restated and the following financial statement line items have been affected:

Consolidated Statement of Operations
For the Years Ended December 31 and
The Sixteen Months Ended December 31, 1999

	2001	2000	1999
Direct expenses:			
As previously reported	**$ 59,506**	$ 39,802	$ 22,080
As restated	**$ 61,041**	$ 41,520	$ 23,084
Future income taxes:			
As previously reported	**$ (2,411)**	$ 998	$ 595
As restated	**$ (2,973)**	$ 369	$ 227
Net income:			
As previously reported	**$ 16,281**	$ 11,588	$ 1,185
As restated	**$ 15,308**	$ 10,499	$ 549
Earnings per share from operations:			
Basic - before goodwill amortization			
As previously reported	**82.7 ¢**	66.9 ¢	10.2 ¢
As restated	**78.3 ¢**	61.1 ¢	6.3 ¢
Fully diluted - before goodwill amortization			
As previously reported	**81.4 ¢**	65.9 ¢	10.1 ¢
As restated	**77.1 ¢**	60.2 ¢	6.2 ¢
Basic - after goodwill amortization			
As previously reported	**73.6 ¢**	61.0 ¢	7.4 ¢
As restated	**69.2 ¢**	55.3 ¢	3.4 ¢
Fully diluted - after goodwill amortization			
As previously reported	**72.5 ¢**	60.2 ¢	7.2 ¢
As restated	**68.2 ¢**	54.5 ¢	3.4 ¢

(Thousands of Canadian Dollars)

19. **Prior Period Adjustments** (Continued)

Cash Flow per share from operations:					
Basic					
As previously reported	**$**	**1.27**	$	1.19	64.0 ¢
As restated	**$**	**1.20**	$	1.10	57.8 ¢
Fully diluted					
As previously reported	**$**	**1.25**	$	1.17	62.9 ¢
As restated	**$**	**1.18**	$	1.08	56.8 ¢

Consolidated Balance Sheet
December 31, 2001 and December 31, 2000

		2001		2000
Inventory:				
As previously reported	**$**	**51,118**	$	37,257
As restated	**$**	**45,525**	$	33,199
Future income taxes:				
As previously reported	**$**	**3,441**	$	5,042
As restated	**$**	**1,393**	$	3,556

Changes to retained earnings are reflected in the consolidated statement of retained earnings including the prior period adjustment of $847 for 1998 which adjusted the previously reported retained earnings at the beginning of 1999.

NQL DRILLING TOOLS INC.
Consolidated Financial Statements
For the Years Ended
December 31, 2001, December 31, 2000
and the Sixteen Months Ended
December 31, 1999

AUDITORS' REPORT

To the Shareholders of

NQL Drilling Tools Inc.

We have audited the consolidated balance sheets of NQL Drilling Tools Inc. as at December 31, 2001 and December 31, 2000 and the consolidated statements of operations, retained earnings and cash flows for the years ended December 31, 2001, December 31, 2000 and the sixteen months ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and December 31, 2000 and the results of its operations and cash flows for the years ended December 31, 2001, December 31, 2000 and the sixteen months ended December 31, 1999 in accordance with Canadian generally accepted accounting principles.

The previous Auditors' Report dated March 6, 2002 (August 21, 2002 as to note 19), for the consolidated balance sheets of NQL Drilling Tools Inc. as at December 31, 2001 and December 31, 2000 and the consolidated statements of operations, retained earnings and cash flows for the years ended December 31, 2001, December 31, 2000 and the sixteen months ended December 31, 1999, has been withdrawn and the financial statements have been revised as described in note 19.

Edmonton, Alberta
March 6, 2002
(December 5, 2002 as to note 19)

"Collins Barrow"
Signed
Chartered Accountants

NQL DRILLING TOOLS INC.

Consolidated Balance Sheets

December 31, 2001 and December 31, 2000

(Thousands of Canadian Dollars)	**2001**	2000
ASSETS		
Current Assets		
Cash	**$ 3,725**	$ 1,251
Accounts receivable	**35,743**	32,531
Inventory	**45,525**	33,199
Prepaid expenses	**4,353**	698
	89,346	67,679
Long-term investments (Note 3)	**1,145**	---
Future income taxes	**1,818**	---
Capital assets (Note 6)	**101,840**	83,508
Deferred charges (Note 7)	**3,521**	1,713
Goodwill	**35,126**	15,436
	$ 232,796	$ 168,336
LIABILITIES		
Current Liabilities		
Bank indebtedness (Note 8)	**$ 29,525**	$ 23,863
Accounts payable and accrued liabilities	**19,310**	15,463
Income taxes payable	**4,410**	2,996
Current portion of long-term liabilities	**5,002**	5,289
	58,247	47,611
Long-term liabilities (Note 9)	**17,320**	10,741
Future income taxes	**1,393**	3,556
	76,960	61,908
SHAREHOLDERS' EQUITY		
Capital stock (Note 10)	**108,277**	75,572
Retained earnings	**47,536**	32,228
Cumulative translation adjustments (Note 11)	**23**	(1,372)
	155,836	106,428
	$ 232,796	$ 168,336

Contingency (Note 12)

Approved by Directors

"Dean Livingstone"
Signed

"Allan Sawin"
Signed

NQL DRILLING TOOLS INC.

Consolidated Statements of Operations

For the Years Ended December 31, 2001, December 31, 2000 and the Sixteen Months Ended December 31, 1999

(Thousands of Canadian Dollars)	**2001**	2000	1999
Revenue	$ **124,961**	$ 87,019	$ 51,551
Direct expenses	**61,041**	41,520	23,084
Income from operations	**63,920**	45,499	28,467
Expenses			
General and administrative	**21,750**	15,360	16,398
Amortization	**12,191**	8,900	8,061
	33,941	24,260	24,459
Income before interest expense	**29,979**	21,239	4,008
Interest expense (Note 13)	**3,536**	2,860	2,454
Income before income taxes	**26,443**	18,379	1,554
Income taxes - current (Note 14)	**12,109**	6,407	316
- future (Note 14)	**(2,973)**	369	227
	9,136	6,776	543
Income before goodwill amortization	**17,307**	11,603	1,011
Goodwill amortization (net of income taxes)	**1,999**	1,104	462
Net income	$ **15,308**	$ 10,499	$ 549

NQL DRILLING TOOLS INC.

Consolidated Statements of Retained Earnings

For the Years Ended December 31, 2001, December 31, 2000 and the Sixteen Months Ended December 31, 1999

(Thousands of Canadian Dollars)	**2001**	2000	1999
Retained earnings, beginning of period as previously reported	**$ ---**	$ ---	$ 22,027
Prior period adjustment (Note 19)	**---**	---	(847)
Retained earnings, beginning of period as restated	**32,228**	21,729	21,180
Net income for the period	**15,308**	10,499	549
Retained earnings, end of period	**$ 47,536**	$ 32,228	$ 21,729

NQL DRILLING TOOLS INC.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2001, December 31, 2000 and the Sixteen Months Ended December 31, 1999

(Thousands of Canadian Dollars)	2001	2000	1999
Operating Activities			
Income from continuing operations	$ 15,308	$ 10,499	$ 549
Add items not requiring cash:			
Amortization	12,191	8,900	8,061
Goodwill amortization	1,999	1,104	462
Future Income taxes	(2,973)	369	227
Cash flow from continuing operations	26,525	20,872	9,299
Net change in operating working capital items from continuing operations	(7,347)	(8,742)	(3,814)
Cash provided by operating activities	19,178	12,130	5,485
Financing Activities			
Bank indebtedness	5,411	11,494	(388)
Issuance of capital stock	380	159	20,088
Long-term liabilities	1,697	8,926	(7,209)
Cash provided by financing activities	7,488	20,579	12,491
Investing Activities			
Long-term investments	(1,145)	---	---
Business acquisitions	(2,398)	(13,316)	(217)
Deferred charges	(1,183)	(1,415)	(585)
Purchase of capital assets	(19,466)	(17,447)	(16,910)
Cash used in investing activities	(24,192)	(32,178)	(17,712)
Increase in cash	2,474	531	264
Cash, beginning of year	1,251	720	456
Cash, end of year	$ 3,725	$ 1,251	$ 720
Supplementary cash flow information:			
Interest paid	$ 3,581	$ 2,676	$ 2,475
Income taxes paid	$ 10,695	$ 1,993	$ 4,638

1. Operations

NQL Drilling Tools Inc., through its subsidiaries and affiliates, provides downhole tools services and technology used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis.

2. Summary of Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are expressed in Canadian dollars.

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and all its subsidiaries.

Foreign Exchange Translation

Foreign currency assets and liabilities are translated at the rate of exchange prevailing at the balance sheet date. Foreign currency revenue and expenses are translated at the average rate of exchange for the period. Unrealized gains or losses on translation are shown as a separate component in shareholders' equity. Realized gains or losses resulting from foreign currency transactions have been included in the determination of income or loss for the period.

Inventory

Inventory is valued at the lower of cost, computed on a first-in, first-out basis and net realizable value.

Capital Assets

Capital assets are recorded at historical cost and are amortized over their estimated useful lives, beginning when they are put into use, at the following rates and methods:

Buildings	- 4% straight-line
Automotive equipment	- 30% declining balance
Shop equipment	- 10 to 20% declining balance
Office equipment	- 20% declining balance
Leasehold improvements	- over the term of the lease
Downhole tools	- 10% straight-line and 20% declining balance

2. **Summary of Significant Accounting Policies** (Continued)

Deferred Charges

Deferred charges include development costs and technology of downhole tools, pre-operating costs of new service locations, and costs associated with securing new financing. Deferred charges are amortized over three to ten years on a straight-line basis.

Goodwill

Goodwill resulted from the acquisition of companies for amounts in excess of fair market value of Companies' net assets and is amortized on a straight-line basis over ten years and twenty years. In accordance with recommendations of the Canadian Institute of Chartered Accountants, goodwill acquired subsequent to June 30, 2001 is not amortized. The Company compares the carrying amount of goodwill to the fair value, at least annually, and recognizes in net income any impairment in value.

Revenue Recognition

Rental revenues of the downhole tool division are recognized in the period during which rental hours occur.

Sales revenues of the downhole tool division are recognized when the product or service is supplied to the customer.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes its estimates to be appropriate; however, actual results could differ from the amounts estimated.

Future Income Taxes

The Company uses the asset/liability method of accounting for future income taxes whereby future income tax assets and liabilities are determined by applying the tax rate at the end of the fiscal year to temporary differences between the accounting and tax bases of the assets and liabilities of the Company.

Long-Term Investments

Investments in companies subject to significant influence are accounted for using the equity method, other investments are recorded at cost.

(Thousands of Canadian Dollars)

2. **Summary of Significant Accounting Policies** (Continued)

Stock Based Compensation

Amounts received from the exercise of share options and warrants are recorded as share capital. Compensation expense is not recognized on the issuance of common share options to directors and employees as the exercise price of the options is equal to the market value of the common shares at the date of grant.

3. **Long-Term Investments**

	2001	2000
Investment subject to significant influence	$ 423	$ ---
Other	722	---
	$ 1,145	$ ---

4. **Change in Accounting Policies**

Effective January 1, 2001, the Company changed the manner in which it accounts for used replacement parts. These items, which are now included with capital assets were previously included with inventory. This change was made to better reflect the nature of these assets. For the year ended December 31, 2001, amortization has been increased by $1,078 as a result of this change. At December 31, 2001, capital assets have increased and inventory has decreased by $1,952 as a result of this change. At December 31, 2000, inventory has been reduced and capital assets have been increased by $7,914. No other retroactive changes have been applied.

Effective January 1, 2001, the Company adopted the treasury stock method of calculating diluted earnings per share and diluted cash flow from operations per share as recommended by the Canadian Institute of Chartered Accountants. The treasury stock method assumes that any proceeds obtained upon exercise of options and warrants would be used to purchase common shares at the average market price during the period. The Company has adopted this calculation retroactively with restatement of prior years.

5. **Business Acquisitions**

The May 15, 2001 acquisition of all the shares and related assets of NorthStar Drilling Systems Inc. has been accounted for by the purchase method of accounting and includes the results of operations in these financial statements from the date of acquisition. As a result of the acquisition, the Company acquired net assets of $12,800 through the issuance of 3.7 million shares from treasury for an aggregate amount of $32,700.

(Thousands of Canadian Dollars)

5. **Business Acquisitions** (Continued)

The September 30, 2001 acquisition of all the shares and related assets of Numeric Machine Ltd. has been accounted for by the purchase method of accounting and includes results of operations in these financial statements from the date of acquisition. As a result of the acquisition, the Company acquired net assets of $800 for $1,800 cash and the issuance of 75,000 shares from treasury for aggregate amount of $600.

6. **Capital Assets**

	2001			2000
	Cost	**Accumulated Amortization**	**Net**	Net
Downhole tools	$ 90,398	$ 23,626	$ 66,772	$ 54,412
Shop equipment	21,467	7,122	14,345	12,439
Buildings	13,510	1,542	11,968	9,141
Leasehold improvements	793	389	404	287
Office equipment	4,225	2,010	2,215	1,747
Automotive equipment	4,553	2,569	1,984	1,880
Land	4,152	---	4,152	3,602
	$ 139,098	$ 37,258	$ 101,840	$ 83,508

7. **Deferred Charges**

	2001			2000
	Cost	**Accumulated Amortization**	**Net**	Net
Deferred financing costs	$ 478	$ 118	$ 360	$ 241
Development costs and technology of downhole tools	4,053	1,059	2,994	1,210
Pre-operating costs	446	279	167	262
	$ 4,977	$ 1,456	$ 3,521	$ 1,713

8. **Bank Indebtedness**

Bank indebtedness consists of a revolving operating loan secured by accounts receivable, inventory and general security agreements. The interest rate on the loan at December 31, 2001 is bank prime lending rate plus 1.0%.

(Thousands of Canadian Dollars)

9. **Long-Term Liabilities**

	2001	2000
Capital loan, payable in quarterly principal payments of $1,000, bearing interest at prime plus 1.25 % at December 31, 2001, secured by a general security agreement providing first charge on all assets of the Company and its subsidiaries	$ 20,000	$ 12,099
Promissory note, payable in quarterly principal payments of $250 US plus interest at 8%	796	2,998
Loans and agreements payable, interest rates varying from 4% to 16%	987	484
Employment benefits payable	539	449
	22,322	16,030
Less current portion	5,002	5,289
	$ 17,320	$ 10,741

Employment benefits are termination benefits payable to Venezuelan employees as required under the Venezuelan Petroleum Industry Collective Contract. Benefits are payable upon termination of employment and in other specific circumstances as defined in the contract.

10. **Capital Stock**

Authorized:
Unlimited Class A voting common shares without nominal or par value
Unlimited Class B non-voting common shares without nominal or par value

	2001		2000	
	Number	Amount	Number	Amount
Issued:				
Class A common shares				
Beginning of year	19,656,067	$ 75,572	18,115,199	$ 64,709
Options and warrants exercised	142,500	382	63,000	174
Issued pursuant to acquisition	3,809,401	32,323	1,477,868	10,689
	23,607,968	$ 108,277	19,656,067	$ 75,572

(Thousands of Canadian Dollars)

10. **Capital Stock** (Continued)

The Company has granted share purchase options and warrants as follows:

	2001	2000
Outstanding, beginning of year	**858,015**	770,520
Granted	**415,082**	153,495
Exercised during the year	**(142,500)**	(63,000)
Cancelled during the year	**(1,000)**	(3,000)
Outstanding, end of period	**1,129,597**	858,015

Options and warrants exercisable at December 31, 2001:

Range of Exercise Price	Number of Exercisable Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
$ .68 to $5.00	286,520	$ 3.05	4.0 years
$6.00 to $9.00	746,077	$ 6.68	5.4 years
$10.75 to $12.25	97,000	$ 11.79	6.0 years

11. **Cumulative Translation Adjustments**

	2001	2000
Balance, beginning of period	**$ (1,372)**	$ (1,207)
Net exchange gain (loss) for the period	**1,395**	(165)
Balance, end of period	**$ 23**	$ (1,372)

12. **Contingency**

A claim for $25 million and two claims for $15 million each have been made against the Company and two of its subsidiaries for alleged patent infringement and other patent related matters. It is not possible at this time to determine if any amount will become payable as a result of these claims. Management is of the view that such claims are wholly without merit.

(Thousands of Canadian Dollars)

12. **Contingency** (Continued)

A claim for $1.2 million has been made against the Company for damages plus costs. It is not possible at this time to determine if any amount will become payable as a result of this claim. Management is of the view that evaluation of this claim is indeterminable at this time.

13. **Interest expense**

	2001	2000	1999
Interest on long-term debt	**$ 1,121**	$ 994	$ 411
Interest - other	**2,415**	1,866	2,043
	$ 3,536	$ 2,860	$ 2,454

14. **Income Taxes**

The provision for income taxes varies from the amount that would be computed by applying the combined Canadian federal and provincial income tax rate of approximately 42.11% (1999 and 2000 - 44.6%). Income tax expense has been affected by the following items:

	2001	2000	1999
Provision for income taxes based on statutory tax rates	**$ 11,781**	$ 8,963	$ 1,140
Large corporations tax	**25**	---	11
Deductible share issue costs	**(279)**	(258)	(239)
Manufacturing and processing deduction	**(565)**	(398)	(289)
Non deductible items	**457**	8	119
Foreign tax rate differential	**(1,467)**	(1,232)	(202)
U.S. State and Franchise taxes	**615**	212	309
Other	**(1,478)**	195	(306)
Utilization of non-capital losses carried forward	**(178)**	(35)	---
Change in future income taxes resulting from tax rate reduction	**225**	(679)	---
	$ 9,136	$ 6,776	$ 543

(Thousands of Canadian Dollars)

14. **Income Taxes** (Continued)

	2001	2000	1999
Current income taxes	**$ 12,109**	$ 6,407	$ 316
Future income taxes	**(2,973)**	369	227
	$ 9,136	$ 6,776	$ 543

15. **Financial Instruments**

Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of accounts receivable.

Concentration of credit risk with respect to accounts receivable is limited due to the Company's credit evaluation process, the large number of customers comprising the Company's customer base and their dispersion among many different geographical locations internationally.

In the normal course of business, the Company evaluates the financial condition of its customers on a continuing basis and reviews the credit worthiness of all new customers.

Fair Value Disclosures

Fair value estimates are made as of a specific point in time using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

Financial instruments of the Company consist mainly of cash, accounts receivable, income taxes receivable, bank indebtedness, accounts payable and accrued liabilities, income taxes payable, and long-term liabilities. As at December 31, 2001 and December 31, 2000, there are no significant differences between the carrying amounts of these items and their estimated fair values.

The accounts receivable and accounts payable balances to be received and paid in foreign currency are subject to foreign exchange risk.

(Thousands of Canadian Dollars)

16. **Earnings and Cash Flow Per Share from Operations**

Earnings and cash flow per share from operations has been calculated using the weighted monthly average number of shares outstanding during the respective fiscal periods.

	2001	2000	1999
Weighted average number of shares outstanding	**22,113,584**	18,984,187	16,093,341
Diluted shares outstanding	**22,448,508**	19,260,810	16,371,466
Earnings per share from operations:			
Basic - before goodwill amortization	**78.3¢**	61.1 ¢	6.3 ¢
Fully diluted - before goodwill amortization	**77.1 ¢**	60.2 ¢	6.2 ¢
Basic - after goodwill amortization	**69.2 ¢**	55.3 ¢	3.4 ¢
Fully diluted - after goodwill amortization	**68.2 ¢**	54.5 ¢	3.4 ¢
Cash flow per share from operations:			
Basic	**$ 1.20**	$ 1.10	57.8 ¢
Fully diluted	**$ 1.18**	$ 1.08	56.8 ¢

(Thousands of Canadian Dollars)

17. **Segmented Information**

The Company's three operating divisions include two reportable segments, oilfield services and the manufacturing and supply of downhole tools.

	2001		
	Downhole Tools	Oilfield Services	Consolidated
Revenues	$ 105,971	$ 18,990	$ 124,961
Interest expense	$ 3,535	$ 1	$ 3,536
Amortization	$ 10,464	$ 1,727	$ 12,191
Goodwill amortization	$ 1,533	$ 466	$ 1,999
Income taxes - current	$ 10,253	$ 1,856	$ 12,109
- future	(3,166)	193	(2,973)
	$ 7,087	$ 2,049	$ 9,136
Net income	$ 13,614	$ 1,694	$ 15,308
Total assets	$ 208,296	$ 24,500	$ 232,796

	2000		
	Downhole Tools	Oilfield Services	Consolidated
Revenues	$ 72,617	$ 14,402	$ 87,019
Interest expense	$ 2,841	$ 19	$ 2,860
Amortization	$ 7,421	$ 1,479	$ 8,900
Goodwill amortization	$ 638	$ 466	$ 1,104
Income taxes - current	$ 5,132	$ 1,275	$ 6,407
- future	183	186	369
	$ 5,315	$ 1,461	$ 6,776

(Thousands of Canadian Dollars)

17. **Segmented Information** (Continued)

	2000		
	Downhole Tools	Oilfield Services	Consolidated
Net income	$ 9,284	$ 1,215	$ 10,499
Total assets	$ 150,002	$ 18,334	$ 168,336

During 1999, the Company's only reportable operating segment was the manufacturing and supply of downhole tools.

The Company operates in the following geographic segments.

	2001	2000	1999
Revenue:			
Canada	**$ 42,010**	$ 34,213	$ 19,152
United States	**52,519**	33,666	17,009
International	**30,432**	19,140	15,390
	$ 124,961	$ 87,019	$ 51,551
Capital Assets:			
Canada	**$ 44,218**	$ 37,933	
United States	**37,130**	21,319	
International	**20,492**	24,256	
	$ 101,840	$ 83,508	
Goodwill:			
Canada	**$ 30,688**	$ 10,573	
United States	**4,438**	4,863	
	$ 35,126	$ 15,436	

18. **Change of Year End**

In 1999, the Company changed the ending date of its financial year end from August 31 to December 31. Comparative results are for the year ended December 31, 2000 and for the sixteen months ended December 31, 1999.

(Thousands of Canadian Dollars)

19. **Prior Period Adjustments**

Subsequent to the issuance of the year end financial statements the company identified that insufficient unrealized intercompany gains on sale of inventory had been eliminated upon consolidation for the years 1998 through 2001. The company has also identified that capital stock and long-term liability issued for business acquisitions were included as cash received and paid on the statement of cash flows. As a result, the consolidated financial statements for the 2001, 2000 and 1999 years have been restated and the following financial statement line items have been affected:

Consolidated Statement of Operations
For the Years Ended December 31, 2001, December 31, 2000 and
The Sixteen Months Ended December 31, 1999

		2001		2000		1999
Direct expenses:						
As previously reported	**$**	**59,506**	$	39,802	$	22,080
As restated	**$**	**61,041**	$	41,520	$	23,084
Future income taxes:						
As previously reported	**$**	**(2,411)**	$	998	$	595
As restated	**$**	**(2,973)**	$	369	$	227
Net income:						
As previously reported	**$**	**16,281**	$	11,588	$	1,185
As restated	**$**	**15,308**	$	10,499	$	549
Earnings per share from operations:						
Basic - before goodwill amortization						
As previously reported		**82.7 ¢**		66.9 ¢		10.2 ¢
As restated		**78.3 ¢**		61.1 ¢		6.3 ¢
Fully diluted - before goodwill amortization						
As previously reported		**81.4 ¢**		65.9 ¢		10.1 ¢
As restated		**77.1 ¢**		60.2 ¢		6.2 ¢
Basic - after goodwill amortization						
As previously reported		**73.6 ¢**		61.0 ¢		7.4 ¢
As restated		**69.2 ¢**		55.3 ¢		3.4 ¢
Fully diluted - after goodwill amortization						
As previously reported		**72.5 ¢**		60.2 ¢		7.2 ¢
As restated		**68.2 ¢**		54.5 ¢		3.4 ¢

(Thousands of Canadian Dollars)

19. **Prior Period Adjustments** (Continued)

Cash Flow per share from operations:					
Basic					
As previously reported	**$**	**1.27**	$	1.19	64.0 ¢
As restated	**$**	**1.20**	$	1.10	57.8 ¢
Fully diluted					
As previously reported	**$**	**1.25**	$	1.17	62.9 ¢
As restated	**$**	**1.18**	$	1.08	56.8 ¢

Consolidated Balance Sheet
December 31, 2001 and December 31, 2000

		2001		2000
Inventory:				
As previously reported	**$**	**51,118**	$	37,257
As restated	**$**	**45,525**	$	33,199
Future income taxes:				
As previously reported	**$**	**3,441**	$	5,042
As restated	**$**	**1,393**	$	3,556

Consolidated Statement of Cash Flows
For the Years Ended December 31, 2001, December 31, 2000 and
The Sixteen Months Ended December 31, 1999

		2001		2000		1999
Financing Activities:						
Issuance of capital stock						
As previously reported	**$**	**32,705**	$	10,863	$	20,488
As restated	**$**	**380**	$	159	$	20,088
Long-Term Liabilities:						
As previously reported	**$**	**1,697**	$	11,879	$	(7,209)
As restated	**$**	**1,697**	$	8,926	$	(7,209)
Investing Activities:						
Business acquisitions						
As previously reported	**$**	**(34,723)**	$	(26,973)	$	(617)
As restated	**$**	**(2,398)**	$	(13,316)	$	(217)

19. **Prior Period Adjustments** (Continued)

Changes to retained earnings are reflected in the consolidated statement of retained earnings including the prior period adjustment of $847 for 1998 which adjusted the previously reported retained earnings at the beginning of 1999.

OVERVIEW

The management's discussion and analysis focuses on key statistics from the Consolidated Financial Statements, and pertains to known risks and uncertainties relating to the oil and gas services sector. This discussion should not be considered all-inclusive as it excludes changes that may occur in general economic, political and environmental conditions. This discussion and analysis of the financial condition and results of operations of the Company should be read in conjunction with the Company's Consolidated Financial Statements and related notes and material contained in other parts of this annual report.

NQL achieved record levels of financial performance during 2001 resulting from strong market conditions for the majority of the year. In addition to improved financial results, the Company completed the acquisitions of Northstar Drilling Systems Inc. ("Northstar") and Numeric Machine Ltd. ("Numeric"), and expanded existing operations into new markets including Reynosa, Mexico; Neuquen, Argentina; Parkersburg, West Virginia and Bonnyville, Alberta.

RESULTS OF OPERATIONS

($000s, except per share amounts)

	2001	2000	% Change
Revenues	$ 124,961	$ 87,019	44%
Income			
before goodwill amortization	$ 17,307	$ 11,603	49%
after goodwill amortization	$ 15,308	$ 10,499	46%
Earnings per Share (diluted)			
before goodwill amortization	$ 0.77	$ 0.60	28%
after goodwill amortization	$ 0.68	$ 0.55	24%
Cash Flow from Operations	$ 26,525	$ 20,872	27%
Cash Flow per Share (diluted)	$ 1.18	$ 1.08	9%

REVENUES

Consolidated

For the year ended December 31, 2001, NQL recorded revenues of $125.0 million, the highest in the Company's history. This represented an increase of 44% over the $87.6 million recorded for 2000 and an increase of 142% over the $51.6 million recorded for the sixteen months ended December 31, 1999.

Geographic Segments

Revenues in Canada are generated by all three of the Company's operating divisions: Downhole Tools, Oilfield Services, and Manufacturing. Canadian revenues increased 23% to $42.0 million from $34.2 million in 2000. This resulted from increased oil and gas drilling and the consequent increase in demand for NQL's products and services. The Company's CanFish operation accounted for a large share of the increase in Canada, posting revenues of $19.0 million compared to $13.9 million in 2000.

U.S. revenues increased 56% to $52.5 from $33.7 million in 2000, again due primarily to the general increase in industry activity. Revenues from the Company's US Black Max operation accounted for a large percentage of the increase with revenues of $38.3 million compared to $25.1 million last year. Revenues from Ackerman International for the year were $11.2 million compared to $8.6 million for the six months ended December 31, 2000 (acquired July 1, 2000). The second-quarter acquisition of Northstar Drilling Systems Inc. and the resulting EM technology contributed $3.2 million of revenue for 2001.

International revenues increased 59% to $30.5 from $19.1 million in 2000. The improvement is due to the healthy operating environments in the oil and gas industries in most of the Companies International markets and the opening of a new facility in Mexico. Operations in Venezuela showed strong results for the year, posting revenues of $15.4 million, an increase of 44% over 2000 revenues of $10.7 million. Operations in Holland increased 47% to $4.3 million from $2.9 million in the prior year. Another area showing substantial improvement, were operations in U.A.E. with revenues increasing 57% to $2.5 million from $1.6 million last year. The remaining international revenues came from operations in Mexico, Argentina, Bolivia, and sales to Vietnam and Australia.

Revenues by Geographical Segment	2001	2000	% Change
Consolidated	$ 125.0	$ 87.0	44%
Canada	$ 42.0	$ 34.2	23%
U.S.	$ 52.5	$ 33.7	56%
International	$ 30.5	$ 19.1	59%

Operating Divisions

The Downhole Tools Division comprises the operations of Black Max Downhole Tools Ltd. (Canadian operations) and Black Max Downhole Tools Inc. (U.S. operations) as well as several other acquired businesses currently operating under the Black Max banner. The Division designs, manufactures, services and markets downhole drilling motors, whipstocks, mills, EM MWD guidance systems, drilling jars, shock subs, drilling bits and a number of other downhole tools such as flex subs, bent housings and swivels. Revenue for the Division in 2001 amounted to $103.1 million; an increase of 47% over the $70 million recorded for the year ended December 31, 2000.

The Oilfield Services Division provides specialized downhole fishing services through NQL's wholly owned subsidiary, CanFish Services Inc. Revenues for the Division amounted to $19.0 million in 2001 compared to $13.9 million in 2000.

The Manufacturing Division derives its revenues from manufacturing and machining facilities in Nisku, Alberta and in Santa Cruz, Bolivia. As this Division's products are sold primarily to the Downhole Tools Division in order to maintain margins, the majority of its revenues are eliminated upon consolidation. Revenues for the Division to third parties amounted to $2.9 million in 2001, an increase of 11% over the $2.6 million recorded for the year ended December 31, 2000.

Revenues by Operating Division	2001	2000	% Change
Consolidated	$ 125.0	$ 87.0	44%
Downhole Tools	$ 103.1	$ 70.0	47%
Oilfield Services	$ 19.0	$ 14.4	32%
Manufacturing	$ 2.9	$ 2.6	11%

EXPENSES

Direct Expenses for 2001 were $61.0 million (48.8% of sales) compared to $41.5 million (47.7% of sales) for 2000. The increase can be attributed to inventory adjustments resulting from the year-end count and increased service costs. This resulted in a gross margin for the year of 51.2% compared to 52.3% in 2000.

General and administrative expenses increased to $21.8 million in 2001, representing 17.4% of revenue, compared to $15.4 or 17.7% in 2000. This resulted in EBITDA for 2001 of $43.7 million (35.0% of sales) compared to $31.9 million (36.6% of sales) in 2000.

Amortization expense increased to $12.2 million in 2001 from $8.9 million in the prior year. The increase relates to the capital expansion program during the year, as well as the amortization on the assets acquired in conjunction with the acquisitions of Northstar and Numeric. The increase also relates to a change in accounting policy made during 2001. Effective January 1, 2001, the Company changed the manner in which it accounted for used replacements. These items, which are now included with capital assets, were previously included with inventory. This change was made to better reflect the nature of these assets. As a result of this change, amortization for 2001 increased by $1.1 million.

Interest expense increased to $3.5 million from $2.9 million in 2000. The increase is a result of the additional bank indebtedness incurred during the year to fund the 2001 capital expansion program as well as the interest on additional long term debt incurred.

Income tax expense increased to $9.1 million from $6.8 million during the year due to higher pre-tax earnings. The effective income tax rate for the company for the year was 34.5% compared to 36.9% in 2000 and 34.9% in 1999.

Goodwill amortization also increased during the year, from $1.1 million to $2.0 million, due to the goodwill associated with the Northstar acquisition.

EARNINGS

Net earnings for the year ended December 31, 2001 totaled $15.3 million, an increase of 46% over the $10.5 million recorded for the year ended December 31, 2000. Diluted earnings per share amounted to $0.68 compared to $0.55 for 2000. Cash flow from operations for the year ended December 31, 2001 totaled $26.5 million, an increase of 27% over the $20.9 million in 2000. Diluted cash flow per share amounted to $1.18 compared to $1.08 for the prior year.

BUSINESS ACQUISITIONS

Effective May 15, 2001, the Company acquired all the outstanding shares of Northstar Drilling Systems Inc. resulting in the strategic merger of Northstar's proprietary electromagnetic ("EM") technology business with NQL. The transaction was completed by way of plan of arrangement and resulted in a share exchange with Northstar shareholders receiving 0.2 of a NQL share for each Northstar share and Northstar option holders receiving 0.2 of a NQL warrant for each Northstar option held. This resulted in a total purchase price including transaction costs of $32.7 million. As part of the plan agreement, NQL sold Northstar's conventional horizontal and directional oil and gas drilling business for $7.5 million to an existing customer. Under the terms of the agreement, the customer acquired all of Northstar's directional drilling equipment and the shares of Northstar's wholly owned subsidiary, Di-Drill Inc.

NorthStar's EM System, now trademarked as the Black Star EM System, is an advanced wireless guidance technology application used in oil and gas drilling, including underbalanced drilling, and trenchless construction in the utility market (e.g. to drill road and river crossings to install fibre optic cable). In the trenchless construction market, the Black Star EM System is a major technological advance. Due to its innovative and compact design, it is easily convertible for use in both the oil and gas and trenchless construction (utility) industries. The compact design of the EM System allows it to be easily transported on most commercial airlines.

Only a limited number of companies currently have access to EM technology for use in horizontal and directional drilling. The majority of these companies are using EM technology to gain a competitive advantage in providing horizontal and directional drilling services. NQL is making the Black Star EM technology available on a rental basis to all horizontal and directional drilling service providers – a natural extension of NQL's core business of renting mud motors to these same customers. In addition to serving horizontal and directional drillers in the oil and gas industry, NQL services the rapidly growing trenchless construction (utility) market with mud motors currently rented to a broad base of customers. NQL also has the international infrastructure in place to expand EM rentals outside of Canada.

Effective September 30, 2001, the Company acquired all of the shares of Numeric Machine Ltd., a privately owned machine shop based in Edmonton, Alberta. The purchase price was $2.4 million comprising of a combination of cash and the issuance of Class "A" common shares. Numeric has been in the business of providing high precision machining since 1995 and had been one of NQL's largest third party machine shop suppliers for the past several years. Due to the expansion of NQL's business over the last few years, through acquisitions and new product lines, this acquisition was necessary to keep up with machining requirements and cost controls. In conjunction with the acquisition, Byron Frederick, founder of Numeric, has agreed to terms of employment. NQL expects that Mr. Frederick's considerable experience and knowledge will be key to the success and continued growth of NQL. Since the acquisition, this company has been wound up into NBJ Manufacturing Ltd. and its operations have been relocated to the Company's machining and manufacturing facility in Nisku.

BUSINESS EXPANSION

The Company expanded its international presence during the past year through a new service facility in Reynosa, Mexico. This facility was setup to provide casing services to customers in the area. This will also provide the Company with a base from which to grow as other products and services are added.

In conjunction with the acquisition of Northstar, the Company was able to expand its presence in Argentina. Northstar previously had a branch operation in Argentina.

In the US, due to the strong activity in the Casper, Wyoming region, the Company expanded its operations in the area through the purchase of a facility. This larger facility should enable the company to continue to grow its business in this region. As well, a sales office was recently opened in Denver, Colorado to expand the customer base in the area. This sales office will be supported by our Casper facility.

Ackerman International expanded its presence in the US during the year through the addition of a new facility in Parkersburg, West Virginia. This facility was opened to take advantage of opportunities presented by the growth in deep gas drilling in the northeast US.

In the Oilfield Services Division, the Company expanded its operations by opening a new facility in Bonnyville, Alberta and also through the addition of a fifth wireline unit. CanFish also moved into a new facility in Grande Prairie, Alberta to better serve its customers in the area. In addition, international sales support is now based out of Aberdeen, Scotland. This salesman will be trying to gain recognition and attract business in markets outside of North America.

CAPITAL EXPENDITURES

Additions to capital assets for 2001 were $19.5 million compared to $17.4 million for 2000. These additions resulted from an increase in the number of downhole tools and shop equipment required to service the increased demand occurring during the year. Also adding to capital expenditures in 2001, was the expansion to the Company's NBJ machining and manufacturing facility, and the new facilities added for CanFish in Grande Prairie, Alberta and for Black Max in Casper, Wyoming.

LONG-TERM DEBT

At December 31, 2001, the Company had long-term debt of $22.3 million. This debt is comprised of a capital loan of $20 million, a promissory note of $0.8 million resulting from the Ackerman International acquisition, $0.50 million in long-term employment benefits payable in South America, and $1 million in other miscellaneous loans and agreements. The capital loan, which requires quarterly principal payments of $1 million, bears interest at prime plus 1.25%. The promissory note is payable in quarterly principal payments of $250,000 US plus interest at 8%.

QUARTERLY INFORMATION

(In thousands of Canadian $, except per share figures)

	2001				2000			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$ 30,711	$ 33,525	$ 31,737	$ 28,988	$ 27,716	$ 25,002	$ 14,998	$ 19,303
Net Income	$ 1,165	$ 4,964	$ 4,612	$ 4,567	$ 3,671	$ 3,686	$ 959	$ 2,183
- Per Share - basic	$ 0.05	$ 0.21	$ 0.21	$ 0.23	$ 0.19	$ 0.19	$ 0.05	$ 0.12
- Per Share - diluted	$ 0.05	$ 0.21	$ 0.21	$ 0.23	$ 0.18	$ 0.19	$ 0.05	$ 0.12

LIQUIDITY AND CAPITAL RESOURCES

At fiscal year-end 2001, the Company had bank indebtedness relating to its operating facilities of $29.5 million compared to $23.9 million at December 31, 2000. The credit facilities available to the Company and its subsidiaries at December 31, 2001 included a Canadian bank operating facility of up to $27.0 million bearing interest at the Canadian bank's prime interest rate plus 1% secured by accounts receivable and inventory. The Company also had an operating line available at a US bank in the amount of $3.0 million US and an operating line at a Dutch bank in the amount of 500,000 Dutch guilders. (At December 31, 2001, one Canadian dollar was equal to 1.56 Dutch guilders)

ENVIRONMENTAL MATTERS

The Company operates with a sense of the importance of protecting the environment and is not aware of circumstances that would create any significant financial responsibility for environmental matters.

MANAGEMENT AND FINANCIAL CONTROLS

NQL maintains management and accounting policies, procedures and controls that are sufficient, in the opinion of management, to result in reliable financial reports and provide adequate controls over Company assets.

BUSINESS RISKS AND FUTURE OUTLOOK

The demand for the Company's products and services are largely dependent upon the level of expenditures by oil and gas companies on exploration and development activities. Exploration and development activities are affected by a number of factors, which include fluctuations in commodity prices, changes in equity markets, taxation and government regulations, and general economic conditions. The Company attempts to mitigate some of these risks through additional applications for its tools in industries such as the utility, environmental and trenchless construction. Also, as NQL continues to expand its operations internationally, it must be aware of any inherent business risks associated with doing so. The Company has attempted to mitigate these risks by establishing alliances with partners who are familiar with the economic climate and have experience in the foreign jurisdictions being explored. As well, a comprehensive insurance program is maintained to protect against significant losses, while maintaining levels of risk within the Company which management believes to be acceptable. NQL believes its liability, property and business interruption insurance is adequate and consistent with common industry practice. The potential impact of any of the above factors on the operations of the Company is difficult to determine with any degree of certainty.

A claim for $25 million and one claim for $15 million have been made against the Company and two of its subsidiaries for alleged patent infringement and other patent related matters. It is not possible at this time to determine if any amount will become payable as a result of these claims. Management is of the view that such claims are wholly without merit.

The Company plans to take a cautious approach for the upcoming year to ensure continued stability for its worldwide group of companies. Capital expenditures will be focused on items that are necessary for the long-term growth of the Company. The Company has a number of new products that have been recently acquired or currently being developed. These include EM tools and new products such as the RTI tool and the rotary steerable tool. These new products are expected to make a meaningful contribution to financial results for 2002. We will also continue to focus on the increasing utilization of existing downhole tools, particularly the Black Max motors. Our approach is based on the obvious uncertainty with respect to global economies. The Company will also continue to focus on long-term growth and look for accretive acquisitions and expansion opportunities in order to enhance shareholder value.

NQL DRILLING TOOLS INC.

ANNUAL INFORMATION FORM

For the Year Ended December 31, 2001

Dated as of May 1, 2002

Glossary of Terms

"**Ackerman International**": Ackerman International, Corp., the Company's subsidiary in the United States that supplies drilling bits and other oilfield equipment;

"**Ackerman International Holland**": Ackerman International Holland, B.V., a Dutch holding company;

"**Black Max Argentina**": Black Max Argentina S.A., the Company's operating subsidiary in Argentina;

"**Black Max Bolivia**": Black Max S.A., the Company's operating subsidiary in Bolivia;

"**Black Max Canada**": Black Max Downhole Tools Ltd., the Company's operating subsidiary in Canada;

"**Black Max Middle East**": Black Max Downhole Tools (Middle East) Ltd., a subsidiary of the Company that is currently inactive;

"**Black Max U.S.**": Black Max Downhole Tools, Incorporated, the Company's operating subsidiary in the United States;

"**BlackStar EM MWD system**": the Company's electromagnetic measurement while drilling technology;

"**CanFish**": CanFish Services Inc., the Company's operating subsidiary in Canada that provides downhole "fishing" products and services;

"**CDDS**": Canadian Downhole Drill Systems Inc., a subsidiary of the Company that holds the patents to certain technology employed in the Company's drilling motors;

"**Common Shares**": the Class "A" common shares without par value in the capital of the Company;

"***Company or NQL***": *NQL Drilling Tools Inc. and, where the context requires, its Subsidiaries;*

"**EM MWD**": electromagnetic measurement while drilling;

"**fishing**": the process of recovering downhole tools, drillstring, tubing or other materials in a wellbore;

"**NBJ Bolivia**": NBJ Manufacturas Petroleras (Bolivia) S.A., the Company's Bolivian subsidiary that machines and manufactures products primarily for the oil and gas industry;

"**NBJ Manufacturing**": NBJ Manufacturing Ltd., the Company's Canadian subsidiary that machines and manufactures products primarily for the oil and gas industry;

"**NorthStar**": NorthStar Drilling Systems Inc., a subsidiary of the Company that holds the patents to certain technology related to the BlackStar EM MWD system;

"**NQL Finance**": NQL Finance LLC, a US limited liability company;

"**NQL US**": NQL (US) Inc., a holding company and the former franchisee of Mr. Lube franchises previously held by the Company in the United States (formerly named National Quick Lube, Inc.);

"**NQL Barbados**": NQL (Barbados) Ltd., a subsidiary of the Company, which supplies the Company's products internationally;

"**NQL Holland**": NQL Holland B.V., a Dutch holding company;

"**Numeric**": Numeric Machine Ltd., a former subsidiary of the Company that was would up into NBJ Manufacturing;

"**P&T**": P&T Servicios Petroleros, C.A., the Company's operating subsidiary in Venezuela;

"**Pre Tempca**": Pre Tempca Servicios de Mexico S.A. de C.V., the Company's operating subsidiary in Mexico;

"**RTI**": RTI, LLC, a US limited liability company that owns the technology related to the RTI tool;

"**RTI tool**" a downhole tool used in re-entry applications;

"**Subsidiaries**": Ackerman International, Ackerman International Holland, Black Max Argentina, Black Max Canada, Black Max U.S., CanFish, CDDS, NQL Barbados, NQL Holland, V.O.F. ACE Downhole Tools, NBJ Manufacturing, NQL US, P&T, Black Max Bolivia, Black Max Middle East, NBJ Bolivia, NorthStar, NQL Finance, and Pre Tempca or any one or more of them as the context requires;

"**V.O.F. ACE Downhole Tools**": V.O.F. ACE Downhole Tools and Services, a Dutch partnership which is the Company's operating entity in Holland.

Item 2:

Corporate Structure

(1) **Incorporation or Organization of the Company**

The Company was incorporated under the laws of the Province of British Columbia on April 28, 1986 under the name "D.F.I. Ventures Ltd." by registration of its Memorandum and Articles with the British Columbia Registrar of Companies. Its name was changed to "National Quick Lube Ltd." effective January 17, 1989 and its share capital was consolidated on a one new share for two old shares basis. The Company's name was changed to "NQL Drilling Tools Inc." effective June 14, 1994 and its share capital was consolidated on a one new share for four old shares basis. On March 29, 1995, the Company was continued into the Province of Alberta.

(2) **Subsidiaries**

The Company has twenty-one subsidiaries. Its Canadian wholly owned subsidiaries, Black Max Downhole Tools Ltd., Canadian Downhole Drill Systems Inc., CanFish Services Inc., Black Max Downhole Tools (Middle East) Ltd. and NorthStar Drilling Systems Inc. were incorporated under the laws of the Province of Alberta by Articles of Incorporation on February 20, 1992, November 25, 1987, January 31, 1996, November 14, 1997 and July 26, 1994, respectively. Its Canadian wholly owned subsidiary, NBJ Manufacturing Ltd., was amalgamated with other wholly owned subsidiaries of the Company under the laws of the Province of Alberta on March 7, 1997. Its U.S. wholly owned subsidiaries, NQL (US) Inc. (formerly National Quick Lube Inc.), Black Max Downhole Tools Inc., Ackerman International, Corp. and NorthStar Systems Holdings Inc., were incorporated by Articles of Incorporation pursuant to the laws of the State of Delaware on September 18, 1987, pursuant to the laws of the State of Texas on February 20, 1991, pursuant to the laws of the State of Illinois on December 21, 1979, and pursuant to the laws of the State of Delaware on July 16, 1998, respectively. The Company's wholly owned Dutch subsidiaries, NQL Holland, B.V. and Ackerman International Holland B.V., were incorporated pursuant to the laws of the Netherlands on December 29, 1995 and June 28, 1977, respectively. The Company, through NQL Holland, B.V. and Ackerman International Holland B.V., owns 100% of V.O.F. ACE Downhole Tools and Services, a Dutch partnership. The Company's wholly owned Barbados subsidiary, NQL (Barbados) Ltd., was incorporated pursuant to the laws of Barbados on September 18, 1997. The Company's wholly owned Venezuelan subsidiary, P&T Servicios Petroleros, C.A., was incorporated pursuant to the laws of Venezuela on March 30, 1984. The Company's wholly owned Bolivian subsidiary, Black Max Bolivia S.R.L, which was incorporated pursuant to the laws of Bolivia on October 29, 1998, and was converted to Black Max S.A. on November 3, 1999. The Company's wholly owned Mexican subsidiary, Pre Tempca Servicios de Mexico S.A. de C.V., was incorporated pursuant to the laws of Mexico on June 7, 2001. The Company's wholly owned Turks & Caicos subsidiary, NorthStar Drilling Services Ltd., was incorporated pursuant to the laws of Turks and Caicos. The Company's wholly owned Argentine subsidiary, Black Max Argentina S.A., was incorporated pursuant to the laws of Argentina on October 25, 2001. The Company's partially owned (70%) subsidiary, NBJ Manufacturas Petroleras (Bolivia) S.A. was incorporated pursuant to the laws of Bolivia on November 4, 1998. The Company's wholly owned limited liability company, NQL Finance LLC, was formed pursuant to the laws of the state of Delaware on April 4, 2001. The Company's partially owned (20%) limited liability company, RTI LLC was formed pursuant to the laws of the state of Delaware on August 3, 2000.

The following table sets forth the names of subsidiaries of the Company owned directly or indirectly, the percentage of interest owned and the jurisdiction under which each such subsidiary was incorporated, continued or formed as of December 31, 2001:

	Percentage of Interest	Jurisdiction of Incorporation, Continuance or Formation
NQL (US) Inc.	100%	Delaware
Canadian Downhole Drill Systems Inc.	100%	Alberta
Black Max Downhole Tools Ltd.	100%	Alberta
Black Max Downhole Tools, Incorporated	100%	Texas
NQL Holland, B.V.	100%	Holland
Ackerman International Holland B.V.	100%	Holland
V.O.F. ACE Downhole Tools and Services	100%	Holland
NBJ Manufacturing Ltd.	100%	Alberta
NQL (Barbados) Ltd.	100%	Barbados
P&T Servicios Petroleros, C.A.	100%	Venezuela
Black Max S.A.	100%	Bolivia
NBJ Manufacturas Petroleras (Bolivia) S.A.	70%	Bolivia
Black Max Downhole Tools (Middle East) Ltd.	100%	Alberta
CanFish Services Inc.	100%	Alberta
Ackerman International Inc.	100%	Illinois
RTI, LLC	20%	Delaware
NQL Finance LLC	100%	Delaware
NorthStar Drilling Systems Inc.	100%	Alberta
NorthStar Systems Holdings Inc.	100%	Delaware
NorthStar Drilling Services Ltd.	100%	Turks & Caicos
Pre Tempca Servicios de Mexico S.A. de C.V.	100%	Mexico
Black Max Argentina S.A.	100%	Argentina

Item 3:

General Development of the Business

The Company is a Nisku, Alberta, based company, which provides downhole tools and technology used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis.

The Company offers a number of downhole tools and services, including the Black Max™ drilling motor, Beaver™ whipstocks and mills and window milling services, BlackStar EM MWD system, drilling jars, shock subs and drilling bits as well as various other complementary products. The Company also has two wholly owned subsidiaries, NBJ Manufacturing and NBJ Bolivia, which machine and manufacture products for internal use and for other third party customers, primarily in the oil and gas industry. As well, the Company has a wholly owned subsidiary, CanFish, which provides fishing tools and services to the oil and gas industry. The companies wholly owned Venezuelan and Mexican subsidiaries, P&T and Pre Tempca, provide tong and casing services to customers in the area.

The Company's operations are headquartered in Nisku, Alberta. In addition to the service centre in Nisku, the Company has service centres in Estevan, Saskatchewan; Calgary, Alberta; Houston, Stafford and Odessa, Texas; Bakersfield, California; Mt. Carmel, Illinois; Casper, Wyoming; Lafayette, Louisiana; Venezuela; Holland; Bolivia, Argentina, the U.A.E., Mexico, Singapore and Australia. The facilities in Singapore and Australia are being operated through business associates. The primary obligations of the Company's business associates are to market the Company's products and to provide service facilities. The Company's primary obligation is to supply the required products. The Company's CanFish operations have facilities in Nisku, Grande Prairie, Lloydminster, Whitecourt and Bonnyville, Alberta. The Company's Ackerman International subsidiary has facilities in Mt. Carmel, Illinois and Parkersburg, West Virginia. The facility in Holland is operated through V.O.F. ACE Downhole Tools, a Dutch partnership in which NQL owns both partners, NQL Holland and Ackerman International Holland (acquired through the Ackerman International acquisition). The Company also operates marketing and tool stocking facilities in Oklahoma City, Oklahoma and Traverse City, Michigan and has sales offices in Calgary, Alberta, Denver, Colorado and Aberdeen, Scotland. The three service centres in Venezuela are operated through P&T. The Bolivian service center is operated through Black Max Bolivia. The service center in Dubai of the U.A.E. is operated as a branch of the Company's NQL Barbados subsidiary. The Company's Mexican facility is operated through Pre Tempca. The Company's Argentine facility is operated through Black Max Argentina.

Black Max Canada, Black Max U.S. and CDDS were acquired by the Company effective January 1, 1993. The Company acquired Beaver Oil Tool Ltd. and Ray-Son Rentals Ltd. effective September 1, 1995. These companies, which previously marketed the Beaver™ and Ray-Son products, were subsequently merged into Black Max Canada.

NBJ Manufacturing was acquired by the Company effective December 1, 1996. NBJ Manufacturing operates from premises adjacent to the Nisku headquarters. (See "Office, Manufacturing and Product Development Facilities" below).

P&T was acquired by the Company effective September 1, 1997. P&T is based in Ciudad Ojeda, Venezuela with additional service facilities in Anaco and Barinas, Venezuela. In addition to the Company's three product lines, P&T also offers various casing services making it more of a complete oilfield service company. P&T was previously the Company's joint venture partner for the supply of motors in Venezuela.

The Company's wholly owned Bolivian subsidiary, Black Max Bolivia, operates a service facility in Santa Cruz, Bolivia. As well, through its 70 percent-owned Bolivian subsidiary, NBJ Bolivia, the Company operates a machining and manufacturing facility located adjacent to the service facility.

Effective September 1, 1999, the Company acquired all of the outstanding shares of Stingray Tools Ltd. ("Stingray"), a private oilfield service company located in Calgary, Alberta. On December 31, 1999, Stingray was wound up into Black Max Canada.

Effective January 1, 2000, the Company acquired all the outstanding shares of CanFish, a privately owned specialized oilfield service company based in Nisku, Alberta. CanFish provides specialized downhole "fishing" services (fishing refers to the process of recovering downhole tools, drillstring, tubing or other materials stuck downhole in a wellbore). CanFish also specializes in fishing tool, wireline, pipe recovery services and other specialty tool rentals to Canadian and international oil and gas exploration and production companies. CanFish has facilities in Nisku, Grande Prairie, Whitecourt, Lloydminster and Bonnyville, Alberta.

Effective July 1, 2000, the Company acquired all the outstanding shares of Ackerman International, a privately owned oilfield supply company based in Mt. Carmel, Illinois. Ackerman International has been in the business of supplying new and used drilling bits for more than 30 years and has developed a worldwide client base. In addition to the supply of bits, Ackerman International supplies hole openers, drill pipe, drill collars and other equipment for use in drilling operations. Ackerman was a

50% partner with NQL in the V.O.F. ACE Downhole Tools partnership based in the Netherlands. The acquisition therefore gave NQL 100% ownership of V.O.F. ACE Downhole Tools.

Effective May 15, 2001, the Company acquired all the outstanding shares of NorthStar Drilling Systems Inc. resulting in the strategic merger of NorthStar's proprietary EM MWD technology business with NQL. The transaction was completed by way of plan of arrangement and resulted in a share exchange with NorthStar shareholders receiving 0.2 of a NQL Class "A" common share for each NorthStar share and NorthStar option holders receiving 0.2 of a NQL warrant for each NorthStar option held. This resulted in a total purchase price including transaction costs of $32.7 million. As part of the plan of arrangement, NQL sold NorthStar's conventional horizontal and directional oil and gas drilling business for $7.5 million to an existing customer. Under the terms of the agreement, the customer acquired all of NorthStar's directional drilling equipment and the shares of NorthStar's wholly owned subsidiary, Di-Drill Inc. In conjunction with the acquisition of NorthStar, the Company was able to expand its presence in Argentina. NorthStar previously had a branch operation in Argentina. The Company is in the process of merging this branch with Black Max Argentina. After consolidation adjustments, NorthStar contributed revenues of $4.1 million and had a net loss of $1.1 million for the year ended December 31, 2001. As a result of the NorthStar acquisition the Company's assets increased by $42.0 million as at December 31, 2001.

In conjunction with the acquisition of NorthStar, several other companies (subsidiaries of NorthStar) were also acquired. Many of these have already been dissolved, as they were not necessary for the ongoing operations of the Company. These include Euston Technologies Inc. (a Barbados corporation) and C&D Directional Systems C.A. (a Venezuelan corporation). As well, NorthStar Drilling Technologies Inc. (a Texas corporation) was merged with Black Max US on April 1, 2002. The remaining companies, NorthStar Systems Holdings Inc. (a Delaware Corporation), NorthStar Drilling Services Ltd. (a Turks & Caicos corporation) and NorthStar still exist. However, management is in the process of reviewing whether these companies will be needed on a ongoing basis.

The Company expanded its international presence during the past year through a new service facility in Reynosa, Mexico. This facility was setup to provide casing services to customers in the area. This will also provide the Company with a base from which to grow as other products and services are added.

Effective September 30, 2001, the Company acquired all of the shares of Numeric, a privately owned machine shop based in Edmonton, Alberta. The purchase price was $2.4 million comprising of a combination of cash and the issuance of Class "A" common shares. Numeric has been in the business of providing high precision machining since 1995 and had been one of NQL's largest third party machine shop suppliers for the past several years. Due to the expansion of NQL's business over the last few years, through acquisitions and new product lines, this acquisition was necessary to keep up with machining requirements and cost controls. In conjunction with the acquisition, Byron Frederick, founder of Numeric, has agreed to terms of employment. NQL expects that Mr. Frederick's considerable experience and knowledge will be key to the success and continued growth of NQL. On October 1, 2001, this company was wound up into NBJ Manufacturing Ltd. As well, its operations were recently relocated to the Company's machining and manufacturing facility in Nisku.

Item 4:

Narrative Description of the Business

General

The Company's has three operating divisions: the Downhole Tools Division, the Oilfield Services Division, and the Manufacturing Division. Only two of these divisions are considered reportable operating segments as defined by the CICA Handbook: the Downhole Tools Division and the Oilfield Services Division. The Oilfield Services Division consists only of CanFish, which was acquired by the Company effective January 1, 2000.

The Company's downhole tools include: Black Max™ drilling motors, Beaver™ whipstocks and mills, BlackStar EM MWD Systems, drilling jars, shock subs, drilling bits, fishing tools, and other related equipment. The Black Max™ drilling motors are manufactured, assembled, serviced and marketed by the Company for lease and to a lesser extent sale, for use in drilling applications, primarily in the oil and gas industry and to a lesser extent, in the utility crossing, mining and environmental drilling markets. These motors (also called "mud motors") are supplied in more than 20 different bearing assembly sizes ranging from $1^{11}/_{16}$" to $11^{1}/_{4}$" in diameter with the ability to create over 90 rotor and stator configurations. The motors work by hydraulically turning the drill bits at the end of the drill stem pipe as opposed to conventional drilling systems, which turn the drill stem pipe (and thereby the drill bit) from the rig floor. The motors are adjustable so as to permit horizontal and directional drilling. The motors have been used in drilling operations for more than ten years on a worldwide basis.

Beaver™ whipstocks and mills and window milling services are provided to domestic and international oil and gas re-entry markets. The Company's drilling jars and shock subs are designed, manufactured and leased to oilfield customers worldwide. Both of these product lines are stocked at most of the Company's service centres.

The BlackStar EM MWD System is an advanced wireless guidance technology application used in oil and gas drilling,

including underbalanced drilling, and trenchless construction in the utility market (e.g. to drill road and river crossings to install fibre optic cable). In the trenchless construction market, the BlackStar EM MWD System is a major technological advance. Due to its innovative and compact design, it is easily convertible for use in both the oil and gas and trenchless construction (utility) industries. The compact design of the BlackStar EM MWD System allows it to be easily transported on most commercial airlines.

Only a limited number of companies currently have access to EM technology for use in horizontal and directional drilling. The majority of these companies are using EM technology to gain a competitive advantage in providing horizontal and directional drilling services. NQL is making the BlackStar EM technology available on a rental basis to all horizontal and directional drilling service providers – a natural extension of NQL's core business of renting mud motors to these same customers. In addition to serving horizontal and directional drillers in the oil and gas industry, NQL services the rapidly growing trenchless construction (utility) market with mud motors currently rented to a broad base of customers. NQL also has the international infrastructure in place to expand EM rentals outside of Canada.

CanFish provides specialized downhole "fishing services' which involve the recovery of downhole tools, drillstring, tubing or other materials stuck in a wellbore. CanFish also specializes in fishing tool, wireline, pipe recovery services and other specialty tool rentals to Canadian and international oil and gas exploration and production companies. During fiscal 2001, all of CanFish's revenues were derived from the Canadian market. NQL plans to expand CanFish's services internationally through NQL's global service locations.

For the years ended December 31, 2001 and 2000, no third party customer exceeded 15% of total consolidated revenues in either the Downhole Tools Division or the Oilfield Services Division.

During the year ended December 31, 2001, approximately 34%, 42% and 24% of the Company's consolidated revenues were generated in Canada, the United States, and internationally, respectively.

As at December 31, 2001, the Company employed approximately 407 employees worldwide of which 57 were employed by the Oilfield Services Division.

Office, Manufacturing and Product Development Facilities

The Company owns office, manufacturing, assembly and service facilities of approximately 45,000 square feet and 21,000 square feet located in Nisku, Alberta and Stafford (Houston), Texas, respectively.

The Company also has facilities in Estevan, Saskatchewan; Calgary, Alberta; Grande Prairie, Alberta; Lloydminster, Saskatchewan; Whitecourt, Alberta; Bonnyville, Alberta; Odessa, Texas; Bakersfield, California; Mt. Carmel, Illinois; Casper, Wyoming; and Lafayette, Louisiana. The Company also has a second facility in Nisku, Alberta. This facility is leased. Internationally, through business associates, the Company has service facilities in Singapore and Australia. A service facility has also been established in the Netherlands. The Company also has three service facilities in Venezuela and a service facility and a machine shop in Bolivia. The Company also has service facilities in the United Arab Emirates, Mexico and Argentina. The Company also operates marketing and tool stocking facilities in Oklahoma City, Oklahoma and Traverse City, Michigan. The facilities in Estevan, Saskatchewan; Odessa, Texas, Lafayette, Louisiana, Casper, Wyoming, Grande Prairie, Alberta; Bolivia and two of the facilities in Venezuela are Company owned. The remainder of the facilities are leased.

During fiscal 2000, NBJ Manufacturing operated out of an approximately 22,000 square foot Company owned facility adjacent to the Nisku headquarters. This facility was recently expanded to add an additional 30,000 square feet. Over one half of this expansion will be allocated to increased machining and manufacturing capacity. The remainder will be used for research and development, inventory and shipping and quality assurance. This expansion was completed in May 2001.

In conjunction with the Ackerman International acquisition, the Company now has additional facilities in Mt. Carmel, Illinois and Parkersburg, West Virginia. Both of these facilities are leased.

In conjunction with the NorthStar acquisition, the company now has a leased facility in Houston, Texas. The Company is in the process of constructing a new 24,000 square foot facility in Stafford (Houston), Texas adjacent to its existing facility. This facility, which will house the Company's EM MWD business, is expected to be completed in the fall of 2002.

Product Development and Manufacturing

The Company, through its Subsidiaries, is solely responsible for the design, production and maintenance of all the Company's downhole tools. Because of the requirement for precision tooling, there is a requirement for NC (numeric control) machine tools to undertake the projects. NC machine tools also provide greater cost effectiveness.

Manufacturing of the components of the downhole tools for both the Downhole Tools Division and the Oilfield Services Division is done through both NBJ Manufacturing and through contract to outside NC machining facilities. Prior to acquisition by the Company, both NBJ Manufacturing and Numeric were regular third party suppliers for machining and manufacturing of both proprietary and generic parts for the Company's downhole tools. The manufacturing capacity of NBJ Manufacturing, NBJ Bolivia and other qualified NC machining facilities is adequate to meet the Company's current and anticipated future manufacturing requirements. The recent acquisition of Numeric will also help the Company maintain operating margins and delivery times as it continues to expand its product lines. The manufacturing capacity is only limited by the supply of purchased parts such as the rotor, stator and bearings.

Assembly, testing and quality assurance is undertaken in the Company's facility in Nisku, Alberta. In July 1994, Black Max Canada received its ISO 9001 certification, which is the highest quality control rating in the industry.

Product Uniqueness, Patents and Proprietary Technologies

Major components of the Company's downhole tools and related products, including the adjustable bent housing, drive shaft and bearing assemblies are protected by patents. As the Company develops new technology, additional patent protection is obtained when available and there are presently several patents pending. The fact that the Company primarily leases its downhole tools as opposed to selling them also aids in protecting the technology employed in the tools as it gives it greater control over the tools themselves and thus the technology.

Research and Development

The Company engages in ongoing research and development, which consists primarily of improving existing technology and identifying and developing new technology to satisfy customer needs. Records are maintained for all the major components of the Company's products that allow problem areas to be identified. Opportunities for the development of new technology are customer driven and arise largely from the Company's continued contacts with customers. As the needs of customers are identified, the Company's engineering staff evaluates and determines the feasibility and potential of new technology. If appropriate, prototypes are then designed and tested with a view to commercialization. The Company has specifically allocated approximately 6,000 square feet of space in its expanded NBJ Manufacturing facility geared to research and development.

Markets and Marketing

The Company's marketing strategy is to primarily target the oil and gas horizontal and directional drilling, performance/straight hole drilling and re-entry markets in Canada, the United States and selected international markets. Secondary markets for the Company's downhole tools are the utility crossing, mining and environmental drilling markets.

Internationally, horizontal and directional drilling markets are less developed and, consequently, there is greater potential for market growth than in North America. Opportunities for the Company and other downhole tool suppliers to develop a sizable market presence in the international oil and gas industry continue to exist largely due to market demand versus availability. In recognition of these opportunities, the Company continues to identify international expansion opportunities and potential acquisition candidates.

In developing drilling motors especially, the barriers to market entry are substantial and should reserve most of the market potential for existing suppliers. Entrants to this market face the difficulties of high R & D costs, a long lead-time prior to market entry (for development and field trials) and the high cost of qualified product development personnel. Also, full-service drilling companies are not likely to develop a full range of motors but only the high demand sizes.

Competition

As of December 31, 2001, there were approximately 18 companies that manufacture downhole motor assemblies which management considers to be competitors to the Company. Dreco Energy Services Ltd., ("Dreco") (which is owned by National Oil Well Inc.) through its Griffith Oil Tool and Vector Oil Tool divisions, Wenzel Downhole Tools Ltd. ("Wenzel"), Bico Drilling Tools Inc. ("Bico")(which is owned by Schoeller-Bleckmann Oilfield) and the Company are the primary manufacturers of high performance adjustable motors for the third party rental market. Dreco, Wenzel and Bico are considered to be the primary competitors to NQL. In addition to the foregoing, there are also 6 large companies that manufacture downhole motor assemblies for in-house use only and, therefore, are not considered to be direct competition.

In the Oilfield Services Division, the major competitors are Weatherford International, Inc. and Baker Oil Tools (which is owned by Baker Hughes Incorporated).

1. The Company's technology exceeds capabilities and economic performance of most mud marine and fixed bent housing motors commonly used in-house by drilling service companies.

2. The Company's downhole tools are field-proven products.

3. ISO 9001 certification.

4. The Company has a good track record in the industry with quality products and good customer support.

5. Large range of motors gives flexibility to meet every drilling niche.

6. Ability to design and develop new motors quickly to meet emerging market niches.

7. The product design and operational characteristics of the Company's drilling motors allow it to diversify into non-oil and gas markets, including mining, utility and environmental drilling markets.

8. Canada is recognized internationally as an industry-leading supplier of quality motor system technologies

9. State of the art testing units (dynomometers) at all service facilities.

Management has identified the following risk factors:

1. Market fluctuations in the price of oil and gas impacts upon the level of drilling activity in the oil and gas industry. A decline in the market price of oil and gas generally results in reduced drilling activity that can in turn have an adverse effect on the profitability of the Company. The risk is somewhat mitigated in that the Black Max™ motors are also utilized in other industries (i.e. utility crossing, mining, environmental).

2. The Company's long-term international business development will require a substantial investment in sales programs, inventory and service facilities in any new overseas markets. In the past, the Company has been able to minimize investment in international projects and the attendant risks by entering into alliances with other drilling industry participants.

3. As several other companies have similar technology, the Company will be required to maintain a focused and efficient/effective domestic and international sales/marketing program to maintain current market penetration and exploit selected evolving market opportunities.

4. In the long-term, some of the larger, directional drilling service companies are moving toward the in-house manufacture of products similar to that of the Company's motor assemblies. This could have a negative effect on the Company's current sales to those clients if reliable motors are developed. There are, however, substantial barriers to market entry and the larger, directional drilling service companies tend to limit their motor fleet to a few motor sizes thereby ensuring a need for third party suppliers such as the Company with the ability to supply a large number of motor sizes. Additionally, a significant percentage of the Company's revenues are derived from small, independent directional drilling companies.

5. Foreign operations may be adversely affected by local political and economic developments, exchange controls, currency fluctuations, royalty and tax increases, retroactive tax claims, renegotiations of contracts with governmental entities, expropriation, import and export regulations and other foreign laws or policies governing operations of foreign based companies, as well as by laws and policies of Canada and the United States affecting foreign trade, taxation and investment. In addition, as the Company's foreign operations are governed by foreign laws, in the event of a dispute the Company may be subject to the exclusive jurisdiction of foreign courts and the application of foreign laws or may not be successful in subjecting foreign persons to the jurisdiction of Canadian courts. The Company may also be hindered or prevented from enforcing its rights with respect to a governmental instrumentality by the doctrine of sovereign immunity. The Company's business is subject to political risks inherent in all foreign operations.

Item 5:

Selected Consolidated Financial Information

FOR THE FISCAL PERIODS ENDED DECEMBER 31 AND AUGUST 31, (In thousands of Canadian $, except per share figures)					
	2001(1)	2000(1)	1999(2)	1998(3)	1997(3)
REVENUE	$124,961	$87,019	$51,551	$61,289	$36,390
INCOME FROM CONTINUING OPERATIONS					
TOTAL	$16,281	$11,588	$1,185	$ 9,494	$6,411
PER SHARE - BASIC	$0.74	$0.61	$0.07	$0.64	$0.56
PER SHARE – DILUTED	$0.73	$0.60	$0.07	$0.62	$0.47
TOTAL ASSETS	$238,389	$172,394	$111,272	$102,082	$65,004
LONG-TERM DEBT	$17,320	$10,741	$530	$ 5,122	$ 122
CASH DIVIDENDS DECLARED	---	---	---	---	---
NET INCOME					
TOTAL	$16,281	$11,588	$1,185	$9,807	$6,597
PER SHARE - BASIC	$0.74	$0.61	$0.07	$0.66	$0.58
PER SHARE - DILUTED	$0.73	$0.60	$0.07	$0.64	$0.48

(1) For the year ended December 31st
(2) For the sixteen months ended December 31st
(3) For the year ended August 31st

The Company has not paid any dividends on its Class "A" common shares and has no current intention to pay dividends. The Board of Directors is of the view that available funds are best utilized to finance growth of the Company.

Item 6:

Management's Discussion and Analysis

Overview

The management's discussion and analysis focuses on key statistics from the Consolidated Financial Statements, and pertains to known risks and uncertainties relating to the oil and gas services sector. This discussion should not be considered all-inclusive as it excludes changes that may occur in general economic, political and environmental conditions. This discussion and analysis of the financial condition and results of operations of the Company should be read in conjunction with the Company's Consolidated Financial Statements and related notes and material contained in other parts of this Annual Information Form.

NQL achieved record levels of financial performance during 2001 resulting from strong market conditions for the majority of the year. In addition to improved financial results, the Company completed the acquisitions of NorthStar and Numeric, and expanded existing operations into new markets including Reynosa, Mexico; Neuquen, Argentina; Parkersburg, West Virginia and Bonnyville, Alberta.

Results of Operations

(in thousands of Canadian $, except per share amounts)	2001	2000	% Change
Revenues	$ 124,961	$ 87,019	44 %
Income			
before goodwill amortization	$ 18,280	$ 12,692	44 %
After goodwill amortization	$ 16,281	$ 11,588	40 %
Earnings per Share (diluted)			
before goodwill amortization	$ 0.81	$ 0.66	23 %
After goodwill amortization	$ 0.73	$ 0.60	22 %
Cash Flow from Operations	$ 28,060	$ 22,590	24 %
Cash Flow per Share	$ 1.25	$ 1.17	7 %

Revenues

Consolidated

For the year ended December 31, 2001, NQL recorded revenues of $125.0 million, the highest in the Company's history. This represented an increase of 44% over the $87.6 million recorded for 2000 and an increase of 142% over the $51.6 million recorded for the sixteen months ended December 31, 1999.

Geographic Segments

Revenues in Canada are generated by all three of the Company's operating divisions: Downhole Tools, Oilfield Services, and Manufacturing. Canadian revenues increased 23% to $42.0 million from $34.2 million in 2000. This resulted from increased oil and gas drilling and the consequent increase in demand for NQL's products and services. The Company's CanFish operation accounted for a large share of the increase in Canada, posting revenues of $19.0 million compared to $13.9 million in 2000.

U.S. revenues increased 56% to $52.5 from $33.7 million in 2000, again due primarily to the general increase in industry activity. Revenues from the Company's Black Max US operation accounted for a large percentage of the increase with revenues of $38.3 million compared to $25.1 million last year. Revenues from Ackerman International for the year were $11.2 million compared to $8.6 million for the six months ended December 31, 2000 (acquired July 1, 2000). The second-quarter acquisition of NorthStar and the resulting EM MWD technology contributed $3.2 million of revenue for 2001.

International revenues increased 59% to $30.5 from $19.1 million in 2000. The improvement is due to the healthy operating environments in the oil and gas industries in most of the Company's international markets and the opening of a new facility in Mexico. Operations in Venezuela showed strong results for the year, posting revenues of $15.4 million, an increase of 44% over 2000 revenues of $10.7 million. Operations in Holland increased 47% to $4.3 million from $2.9 million in the prior year. Another area showing substantial improvement, was operations in the U.A.E. with revenues increasing 57% to $2.5 million from $1.6 million last year. The remaining international revenues came from operations in Mexico, Argentina, Bolivia, and sales to Vietnam and Australia.

Revenues by Geographical Segment	2001	2000	% Change
Consolidated	$ 125.0	$ 87.0	44%
Canada	$ 42.0	$ 34.2	23%
U.S.	$ 52.5	$ 33.7	56%
International	$ 30.5	$ 19.1	59%

Operating Divisions

The Downhole Tools Division comprises the operations of Black Max Canada (Canadian operations) and Black Max US. (U.S. operations) as well as several other acquired businesses currently operating under the Black Max banner. The Division designs, manufactures, services and markets downhole drilling motors, whipstocks, mills, EM MWD guidance systems, drilling jars, shock subs, drilling bits and a number of other downhole tools such as flex subs, bent housings and swivels. Revenue for the Division in 2001 amounted to $103.1 million; an increase of 47% over the $70 million recorded for the year ended December 31, 2000.

The Oilfield Services Division provides specialized downhole fishing services through CanFish. Revenues for the Division amounted to $19.0 million in 2001 compared to $13.9 million in 2000.

The Manufacturing Division derives its revenues from manufacturing and machining facilities in Nisku, Alberta and in Santa Cruz, Bolivia. As this Division's products are sold primarily to the Downhole Tools Division in order to maintain margins, the majority of its revenues are eliminated upon consolidation. Revenues for the Division to third parties amounted to $2.9 million in 2001, an increase of 11% over the $2.6 million recorded for the year ended December 31, 2000.

Revenues by Operating Division	2001	2000	% Change
Consolidated	$ 125.0	$ 87.0	44%
Downhole Tools	$ 103.1	$ 70.0	47%
Oilfield Services	$ 19.0	$ 14.4	32%
Manufacturing	$ 2.9	$ 2.6	11%

Expenses

Direct expenses for 2001 were $59.5 million (47.6% of sales) compared to $39.8 million (45.7% of sales) for 2000. The increase can be attributed to inventory adjustments resulting from the year-end count and increased service costs. This resulted in a gross margin for the year of 52.4% compared to 54.3% in 2000.

General and administrative expenses increased to $21.8 million in 2001, representing 17.4% of revenue, compared to $15.4 or 17.7% in 2000. This resulted in EBITDA for 2001 of $43.7 million (35.0% of sales) compared to $31.9 million (36.6% of sales) in 2000.

Amortization expense increased to $12.2 million in 2001 from $8.9 million in the prior year. The increase relates to the capital expansion program during the year, as well as the amortization on the assets acquired in conjunction with the acquisitions of NorthStar and Numeric. The increase also relates to a change in accounting policy made during 2001. Effective January 1, 2001, the Company changed the manner in which it accounted for used replacements. These items, which are now included with capital assets, were previously included with inventory. This change was made to better reflect the nature of these assets. As a result of this change, amortization for 2001 increased by $1.1 million.

Interest expense increased to $3.5 million from $2.9 million in 2000. The increase is a result of the additional bank indebtedness incurred during the year to fund the 2001 capital expansion program as well as the interest on additional long term debt incurred.

Income tax expense increased to $9.7 million from $7.4 million during the year due to higher pre-tax earnings. The effective income tax rate for the company for the year was 34.7% compared to 36.8% in 2000 and 35.6% in 1999.

Goodwill amortization also increased during the year, from $1.1 million to $2.0 million, due to the goodwill associated with the NorthStar acquisition.

Earnings

Net earnings for the year ended December 31, 2001 totaled $16.3 million, an increase of 40% over the $11.6 million recorded for the year ended December 31, 2000. Fully diluted earnings per share amounted to $0.73 compared to $0.60 for 2000. Cash flow from operations for the year ended December 31, 2001 totaled $28.1 million, an increase of 24% over the $22.6 million in 2000. Fully diluted cash flow per share amounted to $1.25 compared to $1.17 for the prior year.

Business Acquisitions

Effective May 15, 2001, the Company acquired all the outstanding shares of NorthStar resulting in the strategic merger of NorthStar's proprietary Em MWD technology business with NQL. The transaction was completed by way of plan of arrangement and resulted in a share exchange with NorthStar shareholders receiving 0.2 of a NQL Class "A" common share for each NorthStar share and NorthStar option holders receiving 0.2 of a NQL warrant for each NorthStar option held. This resulted in a total purchase price including transaction costs of $32.7 million. As part of the plan of arrangement, NQL sold NorthStar's conventional horizontal and directional oil and gas drilling business for $7.5 million to an existing customer. Under the terms of the agreement, the customer acquired all of NorthStar's directional drilling equipment and the shares of NorthStar's wholly owned subsidiary, Di-Drill Inc.

NorthStar's EM MWD System, now trademarked as the BlackStar MWD EM system, is an advanced wireless guidance technology application used in oil and gas drilling, including underbalanced drilling, and trenchless construction in the utility market (e.g. to drill road and river crossings to install fibre optic cable). In the trenchless construction market, the BlackStar EM MWD System is a major technological advance. Due to its innovative and compact design, it is easily convertible for use in both the oil and gas and trenchless construction (utility) industries. The compact design of the BlackStar EM MWD System allows it to be easily transported on most commercial airlines.

Only a limited number of companies currently have access to MWD EM technology for use in horizontal and directional drilling. The majority of these companies are using EM MWD technology to gain a competitive advantage in providing horizontal and directional drilling services. NQL is making the BlackStar EM MWD technology available on a rental basis to all horizontal and directional drilling service providers – a natural extension of NQL's core business of renting mud motors to these same customers. In addition to serving horizontal and directional drillers in the oil and gas industry, NQL services the rapidly growing trenchless construction (utility) market with mud motors currently rented to a broad base of customers. NQL also has the international infrastructure in place to expand EM MWD rentals outside of Canada.

Effective September 30, 2001, the Company acquired all of the shares of Numeric, a privately owned machine shop based in Edmonton, Alberta. The purchase price was $2.4 million comprising of a combination of cash and the issuance of Class "A"

common shares. Numeric has been in the business of providing high precision machining since 1995 and had been one of NQL's largest third party machine shop suppliers for the past several years. Due to the expansion of NQL's business over the last few years, through acquisitions and new product lines, this acquisition was necessary to keep up with machining requirements and cost controls. In conjunction with the acquisition, Byron Frederick, founder of Numeric, has agreed to terms of employment. NQL expects that Mr. Frederick's considerable experience and knowledge will be key to the success and continued growth of NQL. Since the acquisition, this company has been wound up into NBJ Manufacturing and its operations have been relocated to the Company's machining and manufacturing facility in Nisku.

Business Expansion

The Company expanded its international presence during the past year through a new service facility in Reynosa, Mexico. This facility was setup to provide casing services to customers in the area. This will also provide the Company with a base from which to grow as other products and services are added.

In conjunction with the acquisition of NorthStar, the Company was able to expand its presence in Argentina. NorthStar previously had a branch operation in Argentina.

In the US, due to the strong activity in the Casper, Wyoming region, the Company expanded its operations in the area through the purchase of a facility. This larger facility should enable the company to continue to grow its business in this region. As well, a sales office was recently opened in Denver, Colorado to expand the customer base in the area. This sales office will be supported by NQL's Casper facility.

Ackerman International expanded its presence in the US during the year through the addition of a new facility in Parkersburg, West Virginia. This facility was opened to take advantage of opportunities presented by the growth in deep gas drilling in the northeast US.

In the Oilfield Services Division, the Company expanded its operations by opening a new facility in Bonnyville, Alberta and also through the addition of a fifth wireline unit. CanFish also moved into a new facility in Grande Prairie, Alberta to better serve its customers in the area. In addition, international sales support is now based out of Aberdeen, Scotland. This salesman will be trying to gain recognition and attract business in markets outside of North America.

Capital Expenditures

Additions to capital assets for 2001 were $19.5 million compared to $17.4 million for 2000. These additions resulted from an increase in the number of downhole tools and shop equipment required to service the increased demand occurring during the year. Also adding to capital expenditures in 2001, was the expansion to the Company's NBJ Manufacturing facility, and the new facilities added for CanFish in Grande Prairie, Alberta and for Black Max US in Casper, Wyoming.

Long-term Debt

At December 31, 2001, the Company had long-term debt of $22.3 million. This debt is comprised of a capital loan of $20 million, a promissory note of $0.8 million resulting from the Ackerman International acquisition, $0.50 million in long-term employment benefits payable in South America, and $1 million in other miscellaneous loans and agreements. The capital loan, which requires quarterly principal payments of $1 million, bears interest at prime plus 1.25%. The promissory note is payable in quarterly principal payments of $250,000 US plus interest at 8%.

Quarterly Information

(In thousands of Canadian $, except per share figures)

	2001				2000			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$30,711	$33,525	$31,737	$28,988	$27,716	$25,002	$14,998	$19,303
Net Income	$1,408	$5,207	$4,856	$4,810	$3,943	$3,958	$1,231	$2,456
- Per Share - basic	$0.06	$0.22	$0.23	$0.24	$0.20	$0.21	$0.07	$0.13
- Per Share - diluted	$0.06	$0.22	$0.22	$0.24	$0.20	$0.20	$0.06	$0.13

Liquidity and Capital Resources

At fiscal year-end 2001, the Company had bank indebtedness relating to its operating facilities of $29.5 million compared to $23.9 million at December 31, 2000. The credit facilities available to the Company and its subsidiaries at December 31, 2001 included a Canadian bank operating facility of up to $27.0 million bearing interest at the Canadian bank's prime interest rate plus 1% secured by accounts receivable and inventory. The Company also had an operating line available at a US bank in the amount of $3.0 million US and an operating line at a Dutch bank in the amount of 500,000 Dutch guilders. (At December 31, 2001, one Canadian dollar was equal to 1.56 Dutch guilders)

Environmental Matters

The Company operates with a sense of the importance of protecting the environment and is not aware of circumstances that would create any significant financial responsibility for environmental matters.

Management and Financial Controls

NQL maintains management and accounting policies, procedures and controls that are sufficient, in the opinion of management, to result in reliable financial reports and provide adequate controls over Company assets.

Business Risks and Future Outlook

The demand for the Company's products and services are largely dependent upon the level of expenditures by oil and gas companies on exploration and development activities. Exploration and development activities are affected by a number of factors, which include fluctuations in commodity prices, changes in equity markets, taxation and government regulations, and general economic conditions. The Company attempts to mitigate some of these risks through additional applications for its tools in industries such as the utility, environmental and trenchless construction. Also, as NQL continues to expand its operations internationally, it must be aware of any inherent business risks associated with doing so. The Company has attempted to mitigate these risks by establishing alliances with partners who are familiar with the economic climate and have experience in the foreign jurisdictions being explored. As well, a comprehensive insurance program is maintained to protect against significant losses, while maintaining levels of risk within the Company which management believes to be acceptable. NQL believes its liability, property and business interruption insurance is adequate and consistent with common industry practice. The potential impact of any of the above factors on the operations of the Company is difficult to determine with any degree of certainty.

A claim for $25 million and one claim for $15 million have been made against the Company and two of its subsidiaries for alleged patent infringement and other patent related matters. It is not possible at this time to determine if any amount will become payable as a result of these claims. Management is of the view that such claims are wholly without merit.

The Company plans to take a cautious approach for the upcoming year to ensure continued stability for its worldwide group of companies. Capital expenditures will be focused on items that are necessary for the long-term growth of the Company. The Company has a number of new products that have been recently acquired or are currently being developed. These include EM tools and new products such as the RTI tool and the rotary steerable tool, a downhole tool used in drilling applications. These new products are expected to make a meaningful contribution to financial results for 2002. NQL will also continue to focus on the increasing utilization of existing downhole tools, particularly the Black Max motors. The Company's approach is based on the obvious uncertainty with respect to global economies. The Company will also continue to focus on long-term growth and look for accretive acquisitions and expansion opportunities in order to enhance shareholder value.

Item 7:

Market for Securities

The Class "A" common shares of the Company are listed and posted for trading on The Toronto Stock Exchange.

Item 8:

Directors and Officers

The name, municipality of residence and position with the Company and principal business or occupation in which each director, officer and executive officer of the Company has been engaged in during the immediately preceding five years, is as follows:

Name	Title	Principal Occupation	Director Since
Raymond Dean Livingstone Edmonton, Alberta	President, Chief Executive Officer and Director	Chairman, President and CEO of NQL and subsidiaries	1993
Wally Kuchar Edmonton, Alberta	Director	President, Tri-Service Oilfield Manufacturing Ltd. (an oilfield machining company)	1993
William N. Richards, Q.C. Teluride, Colorado	Director	Independent counsel, formerly partner in the law firm of Reynolds, Mirth, Richards and Farmer	1989
Michael Kennedy North Vancouver, B.C.	Director	Partner in the law firm of Anfield Sujir Kennedy & Durno	1992
Allan Sawin Edmonton, Alberta	Director	President of Grizzly Well Servicing Inc., (an oil and gas service company)	1995
Derek Martin Calgary, Alberta	Director	President of Addington Equities Inc. (an investment company)	2000
John King Calgary, Alberta	Director	Managing Partner, RedTree Capital Corp. (a private energy service equity fund)	2001
Witold L. Gutter Edmonton, Alberta	Vice President and Corporate Secretary	Officer of the Company	N/A
Darren Stevenson Sherwood Park, Alberta	Vice President Finance and Chief Financial Officer	Officer of the Company	N/A

Each of the above named directors of the Company will be deemed to retire and will be eligible for re-election at the next Annual General Meeting of the Company.

As of April 30, 2002, the directors and senior officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over 804,124 Class "A" common shares representing approximately 3% of the issued and outstanding Class "A" common shares of the Company.

The Company does not have an Executive Committee.

Pursuant to the rules of the *Business Corporations Act* (Alberta), the Company is required to have an audit committee, the members of which are William N. Richards, Q.C., Derek Martin and Allan Sawin. The Company also has a compensation committee, the members of which are Michael Kennedy, William N. Richards, Q.C., Wally Kuchar and John King and a nominating and succession committee, the members of which are Derek Martin, John King and Allan Sawin.

Item 9:

Additional Information

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and options to purchase securities is contained in the Company's Information Circular, dated April 30th, 2002, for its Annual General Meeting to be held on June 12, 2002. Additional financial information is provided in the Company's Comparative Financial Statements for the year ended December 31, 2001. Copies of the Information Circular and Financial Statements may be obtained upon request from the Secretary of the Company.

In addition, the Company shall provide to any person, upon request to the Secretary of the Company;

a) When the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities;

   i. One copy of the Annual Information Form of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

   ii. One copy of the comparative financial statements of the Company for its most recently competed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Company that have been filed subsequent to the financial statements for the Company's most recently completed financial year;

   iii. One copy of the Information Circular of the Company in respect of its most recent Annual General Meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that Information Circular, as appropriate;

   iv. One copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i), (ii) or (iii) above; and

b) At any other time, one copy of any other documents referred to in (a)(i), (ii) and (iii) above, provided the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

I.e.ii

03 MAR 10 AM 7:21

NQL DRILLING TOOLS INC.

REVISED RENEWAL ANNUAL INFORMATION FORM

For the Year Ended December 31, 2001

Dated as of December 9, 2002

Glossary of Terms

"**Ackerman International**": Ackerman International, Corp., the Company's subsidiary in the United States that supplies drilling bits and other oilfield equipment;

"**Ackerman International Holland**": Ackerman International Holland, B.V., a Dutch holding company;

"**Black Max Argentina**": Black Max Argentina S.A., the Company's operating subsidiary in Argentina;

"**Black Max Bolivia**": Black Max S.A., the Company's operating subsidiary in Bolivia;

"**Black Max Canada**": Black Max Downhole Tools Ltd., the Company's operating subsidiary in Canada;

"**Black Max Middle East**": Black Max Downhole Tools (Middle East) Ltd., a subsidiary of the Company that is currently inactive;

"**Black Max U.S.**": Black Max Downhole Tools, Incorporated, the Company's operating subsidiary in the United States;

"**BlackStar EM MWD system**": the Company's electromagnetic measurement while drilling technology;

"**CanFish**": CanFish Services Inc., the Company's operating subsidiary in Canada that provides downhole "fishing" products and services;

"**CDDS**": Canadian Downhole Drill Systems Inc., a subsidiary of the Company that holds the patents to certain technology employed in the Company's drilling motors;

"**Common Shares**": the Class "A" common shares without par value in the capital of the Company;

"**Company or NQL**": NQL Drilling Tools Inc. and, where the context requires, its Subsidiaries;

"**EM MWD**": electromagnetic measurement while drilling;

"**fishing**": the process of recovering downhole tools, drillstring, tubing or other materials in a wellbore;

"**NBJ Bolivia**": NBJ Manufacturas Petroleras (Bolivia) S.A., the Company's Bolivian subsidiary that machines and manufactures products primarily for the oil and gas industry;

"**NBJ Manufacturing**": NBJ Manufacturing Ltd., the Company's Canadian subsidiary that machines and manufactures products primarily for the oil and gas industry;

"**NorthStar**": NorthStar Drilling Systems Inc., a subsidiary of the Company that holds the patents to certain technology related to the BlackStar EM MWD system;

"**NQL Finance**": NQL Finance LLC, a US limited liability company;

"**NQL US**": NQL (US) Inc., a holding company and the former franchisee of Mr. Lube franchises previously held by the Company in the United States (formerly named National Quick Lube, Inc.);

"**NQL Barbados**": NQL (Barbados) Ltd., a subsidiary of the Company, which supplies the Company's products internationally;

"**NQL Holland**": NQL Holland B.V., a Dutch holding company;

"**Numeric**": Numeric Machine Ltd., a former subsidiary of the Company that was would up into NBJ Manufacturing;

"**P&T**": P&T Servicios Petroleros, C.A., the Company's operating subsidiary in Venezuela;

"**Pre Tempca**": Pre Tempca Servicios de Mexico S.A. de C.V., the Company's operating subsidiary in Mexico;

"**RTI**": RTI, LLC, a US limited liability company that owns the technology related to the RTI tool;

"**RTI tool**" a downhole tool used in re-entry applications;

"**Subsidiaries**": Ackerman International, Ackerman International Holland, Black Max Argentina, Black Max Canada, Black Max U.S., CanFish, CDDS, NQL Barbados, NQL Holland, V.O.F. ACE Downhole Tools, NBJ Manufacturing, NQL US, P&T, Black Max Bolivia, Black Max Middle East, NBJ Bolivia, NorthStar, NQL Finance, and Pre Tempca or any one or more of them as the context requires;

"V.O.F. ACE Downhole Tools": V.O.F. ACE Downhole Tools and Services, a Dutch partnership which is the Company's operating entity in Holland.

Item 2:

Corporate Structure

(1) **Incorporation or Organization of the Company**

The Company was incorporated under the laws of the Province of British Columbia on April 28, 1986 under the name "D.F.I. Ventures Ltd." by registration of its Memorandum and Articles with the British Columbia Registrar of Companies. Its name was changed to "National Quick Lube Ltd." effective January 17, 1989 and its share capital was consolidated on a one new share for two old shares basis. The Company's name was changed to "NQL Drilling Tools Inc." effective June 14, 1994 and its share capital was consolidated on a one new share for four old shares basis. On March 29, 1995, the Company was continued into the Province of Alberta.

(2) **Subsidiaries**

The Company has twenty-one subsidiaries. Its Canadian wholly owned subsidiaries, Black Max Downhole Tools Ltd., Canadian Downhole Drill Systems Inc., CanFish Services Inc., Black Max Downhole Tools (Middle East) Ltd. and NorthStar Drilling Systems Inc. were incorporated under the laws of the Province of Alberta by Articles of Incorporation on February 20, 1992, November 25, 1987, January 31, 1996, November 14, 1997 and July 26, 1994, respectively. Its Canadian wholly owned subsidiary, NBJ Manufacturing Ltd., was amalgamated with other wholly owned subsidiaries of the Company under the laws of the Province of Alberta on March 7, 1997. Its U.S. wholly owned subsidiaries, NQL (US) Inc. (formerly National Quick Lube Inc.), Black Max Downhole Tools Inc., Ackerman International, Corp. and NorthStar Systems Holdings Inc., were incorporated by Articles of Incorporation pursuant to the laws of the State of Delaware on September 18, 1987, pursuant to the laws of the State of Texas on February 20, 1991, pursuant to the laws of the State of Illinois on December 21, 1979, and pursuant to the laws of the State of Delaware on July 16, 1998, respectively. The Company's wholly owned Dutch subsidiaries, NQL Holland, B.V. and Ackerman International Holland B.V., were incorporated pursuant to the laws of the Netherlands on December 29, 1995 and June 28, 1977, respectively. The Company, through NQL Holland, B.V. and Ackerman International Holland B.V., owns 100% of V.O.F. ACE Downhole Tools and Services, a Dutch partnership. The Company's wholly owned Barbados subsidiary, NQL (Barbados) Ltd., was incorporated pursuant to the laws of Barbados on September 18, 1997. The Company's wholly owned Venezuelan subsidiary, P&T Servicios Petroleros, C.A., was incorporated pursuant to the laws of Venezuela on March 30, 1984. The Company's wholly owned Bolivian subsidiary, Black Max Bolivia S.R.L, which was incorporated pursuant to the laws of Bolivia on October 29, 1998, and was converted to Black Max S.A. on November 3, 1999. The Company's wholly owned Mexican subsidiary, Pre Tempca Servicios de Mexico S.A. de C.V., was incorporated pursuant to the laws of Mexico on June 7, 2001. The Company's wholly owned Turks & Caicos subsidiary, NorthStar Drilling Services Ltd., was incorporated pursuant to the laws of Turks and Caicos. The Company's wholly owned Argentine subsidiary, Black Max Argentina S.A., was incorporated pursuant to the laws of Argentina on October 25, 2001. The Company's partially owned (70%) subsidiary, NBJ Manufacturas Petroleras (Bolivia) S.A. was incorporated pursuant to the laws of Bolivia on November 4, 1998. The Company's wholly owned limited liability company, NQL Finance LLC, was formed pursuant to the laws of the state of Delaware on April 4, 2001. The Company's partially owned (20%) limited liability company, RTI LLC was formed pursuant to the laws of the state of Delaware on August 3, 2000.

The following table sets forth the names of subsidiaries of the Company owned directly or indirectly, the percentage of interest owned and the jurisdiction under which each such subsidiary was incorporated, continued or formed as of December 31, 2001:

	Percentage of Interest	Jurisdiction of Incorporation, Continuance or Formation
NQL (US) Inc.	100%	Delaware
Canadian Downhole Drill Systems Inc.	100%	Alberta
Black Max Downhole Tools Ltd.	100%	Alberta
Black Max Downhole Tools, Incorporated	100%	Texas
NQL Holland, B.V.	100%	Holland
Ackerman International Holland B.V.	100%	Holland
V.O.F. ACE Downhole Tools and Services	100%	Holland
NBJ Manufacturing Ltd.	100%	Alberta
NQL (Barbados) Ltd.	100%	Barbados
P&T Servicios Petroleros, C.A.	100%	Venezuela
Black Max S.A.	100%	Bolivia
NBJ Manufacturas Petroleras (Bolivia) S.A.	70%	Bolivia
Black Max Downhole Tools (Middle East) Ltd.	100%	Alberta
CanFish Services Inc.	100%	Alberta
Ackerman International Inc.	100%	Illinois
RTI, LLC	20%	Delaware
NQL Finance LLC	100%	Delaware
NorthStar Drilling Systems Inc.	100%	Alberta
NorthStar Systems Holdings Inc.	100%	Delaware
NorthStar Drilling Services Ltd.	100%	Turks & Caicos
Pre Tempca Servicios de Mexico S.A. de C.V.	100%	Mexico
Black Max Argentina S.A.	100%	Argentina

Item 3:

General Development of the Business

The Company is a Nisku, Alberta, based company, which provides downhole tools and technology used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis.

The Company offers a number of downhole tools and services, including the Black Max™ drilling motor, Beaver™ whipstocks and mills and window milling services, BlackStar EM MWD system, drilling jars, shock subs and drilling bits as well as various other complementary products. The Company also has two wholly owned subsidiaries, NBJ Manufacturing and NBJ Bolivia, which machine and manufacture products for internal use and for other third party customers, primarily in the oil and gas industry. As well, the Company has a wholly owned subsidiary, CanFish, which provides fishing tools and services to the oil and gas industry. The companies wholly owned Venezuelan and Mexican subsidiaries, P&T and Pre Tempca, provide tong and casing services to customers in the area.

The Company's operations are headquartered in Nisku, Alberta. In addition to the service centre in Nisku, the Company has service centres in Estevan, Saskatchewan; Calgary, Alberta; Houston, Stafford and Odessa, Texas; Bakersfield, California; Mt. Carmel, Illinois; Casper, Wyoming; Lafayette, Louisiana; Venezuela; Holland; Bolivia, Argentina, the U.A.E., Mexico, Singapore and Australia. The facilities in Singapore and Australia are being operated through business associates. The primary obligations of the Company's business associates are to market the Company's products and to provide service facilities. The Company's primary obligation is to supply the required products. The Company's CanFish operations have facilities in Nisku, Grande Prairie, Lloydminster, Whitecourt and Bonnyville, Alberta. The Company's Ackerman International subsidiary has facilities in Mt. Carmel, Illinois and Parkersburg, West Virginia. The facility in Holland is operated through V.O.F. ACE Downhole Tools, a Dutch partnership in which NQL owns both partners, NQL Holland and Ackerman International Holland (acquired through the Ackerman International acquisition). The Company also operates marketing and tool stocking facilities in Oklahoma City, Oklahoma and Traverse City, Michigan and has sales offices in Calgary, Alberta, Denver, Colorado and Aberdeen, Scotland. The three service centres in Venezuela are operated through P&T. The Bolivian service center is operated through Black Max Bolivia. The service center in Dubai of the U.A.E. is operated as a branch of the Company's NQL Barbados subsidiary. The Company's Mexican facility is operated through Pre Tempca. The Company's Argentine facility is operated through Black Max Argentina.

Black Max Canada, Black Max U.S. and CDDS were acquired by the Company effective January 1, 1993. The Company acquired Beaver Oil Tool Ltd. and Ray-Son Rentals Ltd. effective September 1, 1995. These companies, which previously marketed the Beaver™ and Ray-Son products, were subsequently merged into Black Max Canada.

NBJ Manufacturing was acquired by the Company effective December 1, 1996. NBJ Manufacturing operates from premises adjacent to the Nisku headquarters. (See "Office, Manufacturing and Product Development Facilities" below).

P&T was acquired by the Company effective September 1, 1997. P&T is based in Ciudad Ojeda, Venezuela with additional service facilities in Anaco and Barinas, Venezuela. In addition to the Company's three product lines, P&T also offers various casing services making it more of a complete oilfield service company. P&T was previously the Company's joint venture partner for the supply of motors in Venezuela.

The Company's wholly owned Bolivian subsidiary, Black Max Bolivia, operates a service facility in Santa Cruz, Bolivia. As well, through its 70 percent-owned Bolivian subsidiary, NBJ Bolivia, the Company operates a machining and manufacturing facility located adjacent to the service facility.

Effective September 1, 1999, the Company acquired all of the outstanding shares of Stingray Tools Ltd. ("Stingray"), a private oilfield service company located in Calgary, Alberta. On December 31, 1999, Stingray was wound up into Black Max Canada.

Effective January 1, 2000, the Company acquired all the outstanding shares of CanFish, a privately owned specialized oilfield service company based in Nisku, Alberta. CanFish provides specialized downhole "fishing" services (fishing refers to the process of recovering downhole tools, drillstring, tubing or other materials stuck downhole in a wellbore). CanFish also specializes in fishing tool, wireline, pipe recovery services and other specialty tool rentals to Canadian and international oil and gas exploration and production companies. CanFish has facilities in Nisku, Grande Prairie, Whitecourt, Lloydminster and Bonnyville, Alberta.

Effective July 1, 2000, the Company acquired all the outstanding shares of Ackerman International, a privately owned oilfield supply company based in Mt. Carmel, Illinois. Ackerman International has been in the business of supplying new and used drilling bits for more than 30 years and has developed a worldwide client base. In addition to the supply of bits, Ackerman International supplies hole openers, drill pipe, drill collars and other equipment for use in drilling operations. Ackerman was a 50% partner with NQL in the V.O.F. ACE Downhole Tools partnership based in the

Netherlands. The acquisition therefore gave NQL 100% ownership of V.O.F. ACE Downhole Tools.

Effective May 15, 2001, the Company acquired all the outstanding shares of NorthStar Drilling Systems Inc. resulting in the strategic merger of NorthStar's proprietary EM MWD technology business with NQL. The transaction was completed by way of plan of arrangement and resulted in a share exchange with NorthStar shareholders receiving 0.2 of a NQL Class "A" common share for each NorthStar share and NorthStar option holders receiving 0.2 of a NQL warrant for each NorthStar option held. This resulted in a total purchase price including transaction costs of $32.7 million. As part of the plan of arrangement, NQL sold NorthStar's conventional horizontal and directional oil and gas drilling business for $7.5 million to an existing customer. Under the terms of the agreement, the customer acquired all of NorthStar's directional drilling equipment and the shares of NorthStar's wholly owned subsidiary, Di-Drill Inc. In conjunction with the acquisition of NorthStar, the Company was able to expand its presence in Argentina. NorthStar previously had a branch operation in Argentina. The Company is in the process of merging this branch with Black Max Argentina. After consolidation adjustments, NorthStar contributed revenues of $4.1 million and had a net loss of $1.1 million for the year ended December 31, 2001. As a result of the NorthStar acquisition the Company's assets increased by $42.0 million as at December 31, 2001.

In conjunction with the acquisition of NorthStar, several other companies (subsidiaries of NorthStar) were also acquired. Many of these have already been dissolved, as they were not necessary for the ongoing operations of the Company. These include Euston Technologies Inc. (a Barbados corporation) and C&D Directional Systems C.A. (a Venezuelan corporation). As well, NorthStar Drilling Technologies Inc. (a Texas corporation) was merged with Black Max US on April 1, 2002. The remaining companies, NorthStar Systems Holdings Inc. (a Delaware Corporation), NorthStar Drilling Services Ltd. (a Turks & Caicos corporation) and NorthStar still exist. However, management is in the process of reviewing whether these companies will be needed on a ongoing basis.

The Company expanded its international presence during the past year through a new service facility in Reynosa, Mexico. This facility was setup to provide casing services to customers in the area. This will also provide the Company with a base from which to grow as other products and services are added.

Effective September 30, 2001, the Company acquired all of the shares of Numeric, a privately owned machine shop based in Edmonton, Alberta. The purchase price was $2.4 million comprising of a combination of cash and the issuance of Class "A" common shares. Numeric has been in the business of providing high precision machining since 1995 and had been one of NQL's largest third party machine shop suppliers for the past several years. Due to the expansion of NQL's business over the last few years, through acquisitions and new product lines, this acquisition was necessary to keep up with machining requirements and cost controls. In conjunction with the acquisition, Byron Frederick, founder of Numeric, has agreed to terms of employment. NQL expects that Mr. Frederick's considerable experience and knowledge will be key to the success and continued growth of NQL. On October 1, 2001, this company was wound up into NBJ Manufacturing Ltd. As well, its operations were recently relocated to the Company's machining and manufacturing facility in Nisku.

Item 4:

Narrative Description of the Business

General

The Company's has three operating divisions: the Downhole Tools Division, the Oilfield Services Division, and the Manufacturing Division. Only two of these divisions are considered reportable operating segments as defined by the CICA Handbook: the Downhole Tools Division and the Oilfield Services Division. The Oilfield Services Division consists only of CanFish, which was acquired by the Company effective January 1, 2000.

The Company's downhole tools include: Black Max™ drilling motors, Beaver™ whipstocks and mills, BlackStar EM MWD Systems, drilling jars, shock subs, drilling bits, fishing tools, and other related equipment. The Black Max™ drilling motors are manufactured, assembled, serviced and marketed by the Company for lease and to a lesser extent sale, for use in drilling applications, primarily in the oil and gas industry and to a lesser extent, in the utility crossing, mining and environmental drilling markets. These motors (also called "mud motors") are supplied in more than 20 different bearing assembly sizes ranging from $1^{11}/_{16}$" to $11^{1}/_{4}$" in diameter with the ability to create over 90 rotor and stator configurations. The motors work by hydraulically turning the drill bits at the end of the drill stem pipe as opposed to conventional drilling systems, which turn the drill stem pipe (and thereby the drill bit) from the rig floor. The motors are adjustable so as to permit horizontal and directional drilling. The motors have been used in drilling operations for more than ten years on a worldwide basis.

Beaver™ whipstocks and mills and window milling services are provided to domestic and international oil and gas re-entry markets. The Company's drilling jars and shock subs are designed, manufactured and leased to oilfield customers worldwide. Both of these product lines are stocked at most of the Company's service centres.

The BlackStar EM MWD System is an advanced wireless guidance technology application used in oil and gas drilling, including underbalanced drilling, and trenchless construction in the utility market (e.g. to drill road and river crossings to install fibre optic cable). In the trenchless construction market, the BlackStar EM MWD System is a major technological advance. Due to its innovative and compact design, it is easily convertible for use in both the oil and gas and trenchless construction (utility) industries. The compact design of the BlackStar EM MWD System allows it to be easily transported on most commercial airlines.

Only a limited number of companies currently have access to EM technology for use in horizontal and directional drilling. The majority of these companies are using EM technology to gain a competitive advantage in providing horizontal and directional drilling services. NQL is making the BlackStar EM technology available on a rental basis to all horizontal and directional drilling service providers – a natural extension of NQL's core business of renting mud motors to these same customers. In addition to serving horizontal and directional drillers in the oil and gas industry, NQL services the rapidly growing trenchless construction (utility) market with mud motors currently rented to a broad base of customers. NQL also has the international infrastructure in place to expand EM rentals outside of Canada.

CanFish provides specialized downhole "fishing services' which involve the recovery of downhole tools, drillstring, tubing or other materials stuck in a wellbore. CanFish also specializes in fishing tool, wireline, pipe recovery services and other specialty tool rentals to Canadian and international oil and gas exploration and production companies. During fiscal 2001, all of CanFish's revenues were derived from the Canadian market. NQL plans to expand CanFish's services internationally through NQL's global service locations.

For the years ended December 31, 2001 and 2000, no third party customer exceeded 15% of total consolidated revenues in either the Downhole Tools Division or the Oilfield Services Division.

During the year ended December 31, 2001, approximately 34%, 42% and 24% of the Company's consolidated revenues were generated in Canada, the United States, and internationally, respectively.

As at December 31, 2001, the Company employed approximately 407 employees worldwide of which 57 were employed by the Oilfield Services Division.

Office, Manufacturing and Product Development Facilities

The Company owns office, manufacturing, assembly and service facilities of approximately 45,000 square feet and 21,000 square feet located in Nisku, Alberta and Stafford (Houston), Texas, respectively.

The Company also has facilities in Estevan, Saskatchewan; Calgary, Alberta; Grande Prairie, Alberta; Lloydminster, Saskatchewan; Whitecourt, Alberta; Bonnyville, Alberta; Odessa, Texas; Bakersfield, California; Mt. Carmel, Illinois; Casper, Wyoming; and Lafayette, Louisiana. The Company also has a second facility in Nisku, Alberta. This facility is leased. Internationally, through business associates, the Company has service facilities in Singapore and Australia. A service facility has also been established in the Netherlands. The Company also has three service facilities in Venezuela and a service facility and a machine shop in Bolivia. The Company also has service facilities in the United Arab Emirates, Mexico and Argentina. The Company also operates marketing and tool stocking facilities in Oklahoma City, Oklahoma and Traverse City, Michigan. The facilities in Estevan, Saskatchewan; Odessa, Texas, Lafayette, Louisiana, Casper, Wyoming, Grande Prairie, Alberta; Bolivia and two of the facilities in Venezuela are Company owned. The remainder of the facilities are leased.

During fiscal 2000, NBJ Manufacturing operated out of an approximately 22,000 square foot Company owned facility adjacent to the Nisku headquarters. This facility was recently expanded to add an additional 30,000 square feet. Over one half of this expansion will be allocated to increased machining and manufacturing capacity. The remainder will be used for research and development, inventory and shipping and quality assurance. This expansion was completed in May 2001.

In conjunction with the Ackerman International acquisition, the Company now has additional facilities in Mt. Carmel, Illinois and Parkersburg, West Virginia. Both of these facilities are leased.

In conjunction with the NorthStar acquisition, the company now has a leased facility in Houston, Texas. The Company is in the process of constructing a new 24,000 square foot facility in Stafford (Houston), Texas adjacent to its existing facility. This facility, which will house the Company's EM MWD business, is expected to be completed in the fall of 2002.

Product Development and Manufacturing

The Company, through its Subsidiaries, is solely responsible for the design, production and maintenance of all the Company's downhole tools. Because of the requirement for precision tooling, there is a requirement for NC (numeric control) machine tools to undertake the projects. NC machine tools also provide greater cost effectiveness.

Manufacturing of the components of the downhole tools for both the Downhole Tools Division and the Oilfield Services Division is done through both NBJ Manufacturing and through contract to outside NC machining facilities. Prior to acquisition by the Company, both NBJ Manufacturing and Numeric were regular third party suppliers for machining and manufacturing of both proprietary and generic parts for the Company's downhole tools. The manufacturing capacity of NBJ Manufacturing, NBJ Bolivia and other qualified NC machining facilities is adequate to meet the Company's current and anticipated future manufacturing requirements. The recent acquisition of Numeric will also help the Company maintain operating margins and delivery times as it continues to expand its product lines. The manufacturing capacity is only limited by the supply of purchased parts such as the rotor, stator and bearings.

Assembly, testing and quality assurance is undertaken in the Company's facility in Nisku, Alberta. In July 1994, Black Max Canada received its ISO 9001 certification, which is the highest quality control rating in the industry.

Product Uniqueness, Patents and Proprietary Technologies

Major components of the Company's downhole tools and related products, including the adjustable bent housing, drive shaft and bearing assemblies are protected by patents. As the Company develops new technology, additional patent protection is obtained when available and there are presently several patents pending. The fact that the Company primarily leases its downhole tools as opposed to selling them also aids in protecting the technology employed in the tools as it gives it greater control over the tools themselves and thus the technology.

Research and Development

The Company engages in ongoing research and development, which consists primarily of improving existing technology and identifying and developing new technology to satisfy customer needs. Records are maintained for all the major components of the Company's products that allow problem areas to be identified. Opportunities for the development of new technology are customer driven and arise largely from the Company's continued contacts with customers. As the needs of customers are identified, the Company's engineering staff evaluates and determines the feasibility and potential of new technology. If appropriate, prototypes are then designed and tested with a view to commercialization. The Company has specifically allocated approximately 6,000 square feet of space in its expanded NBJ Manufacturing facility geared to research and development.

Markets and Marketing

The Company's marketing strategy is to primarily target the oil and gas horizontal and directional drilling, performance/straight hole drilling and re-entry markets in Canada, the United States and selected international markets. Secondary markets for the Company's downhole tools are the utility crossing, mining and environmental drilling markets.

Internationally, horizontal and directional drilling markets are less developed and, consequently, there is greater potential for market growth than in North America. Opportunities for the Company and other downhole tool suppliers to develop a sizable market presence in the international oil and gas industry continue to exist largely due to market demand versus availability. In recognition of these opportunities, the Company continues to identify international expansion opportunities and potential acquisition candidates.

In developing drilling motors especially, the barriers to market entry are substantial and should reserve most of the market potential for existing suppliers. Entrants to this market face the difficulties of high R & D costs, a long lead-time prior to market entry (for development and field trials) and the high cost of qualified product development personnel. Also, full-service drilling companies are not likely to develop a full range of motors but only the high demand sizes.

Competition

As of December 31, 2001, there were approximately 18 companies that manufacture downhole motor assemblies which management considers to be competitors to the Company. Dreco Energy Services Ltd., ("Dreco") (which is owned by National Oil Well Inc.) through its Griffith Oil Tool and Vector Oil Tool divisions, Wenzel Downhole Tools Ltd. ("Wenzel"), Bico Drilling Tools Inc. ("Bico")(which is owned by Schoeller-Bleckmann Oilfield) and the Company are the primary manufacturers of high performance adjustable motors for the third party rental market. Dreco, Wenzel and Bico are considered to be the primary competitors to NQL. In addition to the foregoing, there are also 6 large companies that manufacture downhole motor assemblies for in-house use only and, therefore, are not considered to be direct competition.

In the Oilfield Services Division, the major competitors are Weatherford International, Inc. and Baker Oil Tools (which is owned by Baker Hughes Incorporated).

1. The Company's technology exceeds capabilities and economic performance of most mud marine and fixed bent housing motors commonly used in-house by drilling service companies.

2. The Company's downhole tools are field-proven products.

3. ISO 9001 certification.

4. The Company has a good track record in the industry with quality products and good customer support.

5. Large range of motors gives flexibility to meet every drilling niche.

6. Ability to design and develop new motors quickly to meet emerging market niches.

7. The product design and operational characteristics of the Company's drilling motors allow it to diversify into non-oil and gas markets, including mining, utility and environmental drilling markets.

8. Canada is recognized internationally as an industry-leading supplier of quality motor system technologies

9. State of the art testing units (dynomometers) at all service facilities.

Management has identified the following risk factors:

1. Market fluctuations in the price of oil and gas impacts upon the level of drilling activity in the oil and gas industry. A decline in the market price of oil and gas generally results in reduced drilling activity that can in turn have an adverse effect on the profitability of the Company. The risk is somewhat mitigated in that the Black Max™ motors are also utilized in other industries (i.e. utility crossing, mining, environmental).

2. The Company's long-term international business development will require a substantial investment in sales programs, inventory and service facilities in any new overseas markets. In the past, the Company has been able to minimize investment in international projects and the attendant risks by entering into alliances with other drilling industry participants.

3. As several other companies have similar technology, the Company will be required to maintain a focused and efficient/effective domestic and international sales/marketing program to maintain current market penetration and exploit selected evolving market opportunities.

4. In the long-term, some of the larger, directional drilling service companies are moving toward the in-house manufacture of products similar to that of the Company's motor assemblies. This could have a negative effect on the Company's current sales to those clients if reliable motors are developed. There are, however, substantial barriers to market entry and the larger, directional drilling service companies tend to limit their motor fleet to a few motor sizes thereby ensuring a need for third party suppliers such as the Company with the ability to supply a large number of motor sizes. Additionally, a significant percentage of the Company's revenues are derived from small, independent directional drilling companies.

5. Foreign operations may be adversely affected by local political and economic developments, exchange controls, currency fluctuations, royalty and tax increases, retroactive tax claims, renegotiations of contracts with governmental entities, expropriation, import and export regulations and other foreign laws or policies governing operations of foreign based companies, as well as by laws and policies of Canada and the United States affecting foreign trade, taxation and investment. In addition, as the Company's foreign operations are governed by foreign laws, in the event of a dispute the Company may be subject to the exclusive jurisdiction of foreign courts and the application of foreign laws or may not be successful in subjecting foreign persons to the jurisdiction of Canadian courts. The Company may also be hindered or prevented from enforcing its rights with respect to a governmental instrumentality by the doctrine of sovereign immunity. The Company's business is subject to political risks inherent in all foreign operations.

Item 5:

Selected Consolidated Financial Information

FOR THE FISCAL PERIODS ENDED DECEMBER 31 AND AUGUST 31, (In thousands of Canadian $, except per share figures)					
	2001[(1)]	2000[(1)]	1999[(2)]	1998[(3)]	1997[(3)]
REVENUE	$124,961	$87,019	$51,551	$61,289	$36,390
INCOME FROM CONTINUING OPERATIONS					
TOTAL	$15,308	$10,499	$549	$ 8,647	$6,411
PER SHARE - BASIC	$0.69	$0.55	$0.03	$0.59	$0.56
PER SHARE – DILUTED	$0.68	$0.55	$0.03	$0.56	$0.47
TOTAL ASSETS	$232,796	$168,336	$108,932	$100,746	$65,004
LONG-TERM DEBT	$17,320	$10,741	$530	$ 5,122	$ 122
CASH DIVIDENDS DECLARED	---	---	---	---	---
NET INCOME					
TOTAL	$15,308	$10,499	$549	$8,960	$6,597
PER SHARE - BASIC	$0.69	$0.55	$0.03	$0.61	$0.58
PER SHARE - DILUTED	$0.68	$0.55	$0.03	$0.58	$0.48

(1) For the year ended December 31st
(2) *For the sixteen months ended December 31st*
(3) For the year ended August 31st

The Company has not paid any dividends on its Class "A" common shares and has no current intention to pay dividends. The Board of Directors is of the view that available funds are best utilized to finance growth of the Company.

Item 6:

Management's Discussion and Analysis

Overview

The management's discussion and analysis focuses on key statistics from the Consolidated Financial Statements, and pertains to known risks and uncertainties relating to the oil and gas services sector. This discussion should not be considered all-inclusive as it excludes changes that may occur in general economic, political and environmental conditions. This discussion and analysis of the financial condition and results of operations of the Company should be read in conjunction with the Company's Consolidated Financial Statements and related notes and material contained in other parts of this Annual Information Form.

NQL achieved record levels of financial performance during 2001 resulting from strong market conditions for the majority of the year. In addition to improved financial results, the Company completed the acquisitions of NorthStar and Numeric, and expanded existing operations into new markets including Reynosa, Mexico; Neuquen, Argentina; Parkersburg, West Virginia and Bonnyville, Alberta.

Results of Operations

(in thousands of Canadian $, except per share amounts)	**2001**	**2000**	**% Change**
Revenues	$ 124,961	$ 87,019	44 %
Income			
before goodwill amortization	$ 17,307	$ 11,603	49 %
After goodwill amortization	$ 15,308	$ 10,499	46 %
Earnings per Share (diluted)			
before goodwill amortization	$ 0.77	$ 0.60	28 %
After goodwill amortization	$ 0.68	$ 0.55	24 %
Cash Flow from Operations	$ 26,525	$ 20,872	27 %
Cash Flow per Share	$ 1.18	$ 1.08	9 %

Revenues

Consolidated

For the year ended December 31, 2001, NQL recorded revenues of $125.0 million, the highest in the Company's history. This represented an increase of 44% over the $87.6 million recorded for 2000 and an increase of 142% over the $51.6 million recorded for the sixteen months ended December 31, 1999.

Geographic Segments

Revenues in Canada are generated by all three of the Company's operating divisions: Downhole Tools, Oilfield Services, and Manufacturing. Canadian revenues increased 23% to $42.0 million from $34.2 million in 2000. This resulted from increased oil and gas drilling and the consequent increase in demand for NQL's products and services. The Company's CanFish operation accounted for a large share of the increase in Canada, posting revenues of $19.0 million compared to $13.9 million in 2000.

U.S. revenues increased 56% to $52.5 from $33.7 million in 2000, again due primarily to the general increase in industry activity. Revenues from the Company's Black Max US operation accounted for a large percentage of the increase with revenues of $38.3 million compared to $25.1 million last year. Revenues from Ackerman International for the year were $11.2 million compared to $8.6 million for the six months ended December 31, 2000 (acquired July 1, 2000). The second-quarter acquisition of NorthStar and the resulting EM MWD technology contributed $3.2 million of revenue for 2001.

International revenues increased 59% to $30.5 from $19.1 million in 2000. The improvement is due to the healthy operating environments in the oil and gas industries in most of the Company's international markets and the opening of a new facility in Mexico. Operations in Venezuela showed strong results for the year, posting revenues of $15.4 million, an increase of 44% over 2000 revenues of $10.7 million. Operations in Holland increased 47% to $4.3 million from $2.9 million in the prior year. Another area showing substantial improvement, was operations in the U.A.E. with revenues increasing 57% to $2.5 million from $1.6 million last year. The remaining international revenues came from operations in Mexico, Argentina, Bolivia, and sales to Vietnam and Australia.

Revenues by Geographical Segment	2001	2000	% Change
Consolidated	$ 125.0	$ 87.0	44%
Canada	$ 42.0	$ 34.2	23%
U.S.	$ 52.5	$ 33.7	56%
International	$ 30.5	$ 19.1	59%

Operating Divisions

The Downhole Tools Division comprises the operations of Black Max Canada (Canadian operations) and Black Max US. (U.S. operations) as well as several other acquired businesses currently operating under the Black Max banner. The Division designs, manufactures, services and markets downhole drilling motors, whipstocks, mills, EM MWD guidance systems, drilling jars, shock subs, drilling bits and a number of other downhole tools such as flex subs, bent housings and swivels. Revenue for the Division in 2001 amounted to $103.1 million; an increase of 47% over the $70 million recorded for the year ended December 31, 2000.

The Oilfield Services Division provides specialized downhole fishing services through CanFish. Revenues for the Division amounted to $19.0 million in 2001 compared to $13.9 million in 2000.

The Manufacturing Division derives its revenues from manufacturing and machining facilities in Nisku, Alberta and in Santa Cruz, Bolivia. As this Division's products are sold primarily to the Downhole Tools Division in order to maintain margins, the majority of its revenues are eliminated upon consolidation. Revenues for the Division to third parties amounted to $2.9 million in 2001, an increase of 11% over the $2.6 million recorded for the year ended December 31, 2000.

Revenues by Operating Division	2001	2000	% Change
Consolidated	$ 125.0	$ 87.0	44%
Downhole Tools	$ 103.1	$ 70.0	47%
Oilfield Services	$ 19.0	$ 14.4	32%
Manufacturing	$ 2.9	$ 2.6	11%

Expenses

Direct expenses for 2001 were $61.0 million (48.8% of sales) compared to $41.5 million (47.7% of sales) for 2000. The increase can be attributed to inventory adjustments resulting from the year-end count and increased service costs. This resulted in a gross margin for the year of 51.2% compared to 52.3% in 2000.

General and administrative expenses increased to $21.8 million in 2001, representing 17.4% of revenue, compared to $15.4 or 17.7% in 2000. This resulted in EBITDA for 2001 of $42.2 million (33.7% of sales) compared to $30.1 million (34.6% of sales) in 2000.

Amortization expense increased to $12.2 million in 2001 from $8.9 million in the prior year. The increase relates to the capital expansion program during the year, as well as the amortization on the assets acquired in conjunction with the acquisitions of NorthStar and Numeric. The increase also relates to a change in accounting policy made during 2001. Effective January 1, 2001, the Company changed the manner in which it accounted for used replacements. These items, which are now included with capital assets, were previously included with inventory. This change was made to better reflect the nature of these assets. As a result of this change, amortization for 2001 increased by $1.1 million.

Interest expense increased to $3.5 million from $2.9 million in 2000. The increase is a result of the additional bank indebtedness incurred during the year to fund the 2001 capital expansion program as well as the interest on additional long term debt incurred.

Income tax expense increased to $9.1 million from $6.8 million during the year due to higher pre-tax earnings. The effective income tax rate for the company for the year was 34.5% compared to 36.9% in 2000 and 34.9% in 1999.

Goodwill amortization also increased during the year, from $1.1 million to $2.0 million, due to the goodwill associated with the NorthStar acquisition.

Earnings

Net earnings for the year ended December 31, 2001 totaled $15.3 million, an increase of 46% over the $10.5 million recorded for the year ended December 31, 2000. Diluted earnings per share amounted to $0.68 compared to $0.55 for 2000. Cash flow from operations for the year ended December 31, 2001 totaled $26.5 million, an increase of 27% over the $20.9 million in 2000. Fully diluted cash flow from operations per share amounted to $1.18 compared to $1.08 for the prior year.

Business Acquisitions

Effective May 15, 2001, the Company acquired all the outstanding shares of NorthStar resulting in the strategic merger of NorthStar's proprietary Em MWD technology business with NQL. The transaction was completed by way of plan of arrangement and resulted in a share exchange with NorthStar shareholders receiving 0.2 of a NQL Class "A" common share for each NorthStar share and NorthStar option holders receiving 0.2 of a NQL warrant for each NorthStar option held. This resulted in a total purchase price including transaction costs of $32.7 million. As part of the plan of arrangement, NQL sold NorthStar's conventional horizontal and directional oil and gas drilling business for $7.5 million to an existing customer. Under the terms of the agreement, the customer acquired all of NorthStar's directional drilling equipment and the shares of NorthStar's wholly owned subsidiary, Di-Drill Inc.

NorthStar's EM MWD System, now trademarked as the BlackStar MWD EM system, is an advanced wireless guidance technology application used in oil and gas drilling, including underbalanced drilling, and trenchless construction in the utility market (e.g. to drill road and river crossings to install fibre optic cable). In the trenchless construction market, the BlackStar EM MWD System is a major technological advance. Due to its innovative and compact design, it is easily convertible for use in both the oil and gas and trenchless construction (utility) industries. The compact design of the BlackStar EM MWD System allows it to be easily transported on most commercial airlines.

Only a limited number of companies currently have access to MWD EM technology for use in horizontal and directional drilling. The majority of these companies are using EM MWD technology to gain a competitive advantage in providing horizontal and directional drilling services. NQL is making the BlackStar EM MWD technology available on a rental basis to all horizontal and directional drilling service providers – a natural extension of NQL's core business of renting mud motors to these same customers. In addition to serving horizontal and directional drillers in the oil and gas industry, NQL services the rapidly growing trenchless construction (utility) market with mud motors currently rented to a broad base of customers. NQL also has the international infrastructure in place to expand EM MWD rentals outside of Canada.

Effective September 30, 2001, the Company acquired all of the shares of Numeric, a privately owned machine shop based in Edmonton, Alberta. The purchase price was $2.4 million comprising of a combination of cash and the issuance

of Class "A" common shares. Numeric has been in the business of providing high precision machining since 1995 and had been one of NQL's largest third party machine shop suppliers for the past several years. Due to the expansion of NQL's business over the last few years, through acquisitions and new product lines, this acquisition was necessary to keep up with machining requirements and cost controls. In conjunction with the acquisition, Byron Frederick, founder of Numeric, has agreed to terms of employment. NQL expects that Mr. Frederick's considerable experience and knowledge will be key to the success and continued growth of NQL. Since the acquisition, this company has been wound up into NBJ Manufacturing and its operations have been relocated to the Company's machining and manufacturing facility in Nisku.

Business Expansion

The Company expanded its international presence during the past year through a new service facility in Reynosa, Mexico. This facility was setup to provide casing services to customers in the area. This will also provide the Company with a base from which to grow as other products and services are added.

In conjunction with the acquisition of NorthStar, the Company was able to expand its presence in Argentina. NorthStar previously had a branch operation in Argentina.

In the US, due to the strong activity in the Casper, Wyoming region, the Company expanded its operations in the area through the purchase of a facility. This larger facility should enable the company to continue to grow its business in this region. As well, a sales office was recently opened in Denver, Colorado to expand the customer base in the area. This sales office will be supported by NQL's Casper facility.

Ackerman International expanded its presence in the US during the year through the addition of a new facility in Parkersburg, West Virginia. This facility was opened to take advantage of opportunities presented by the growth in deep gas drilling in the northeast US.

In the Oilfield Services Division, the Company expanded its operations by opening a new facility in Bonnyville, Alberta and also through the addition of a fifth wireline unit. CanFish also moved into a new facility in Grande Prairie, Alberta to better serve its customers in the area. In addition, international sales support is now based out of Aberdeen, Scotland. This salesman will be trying to gain recognition and attract business in markets outside of North America.

Capital Expenditures

Additions to capital assets for 2001 were $19.5 million compared to $17.4 million for 2000. These additions resulted from an increase in the number of downhole tools and shop equipment required to service the increased demand occurring during the year. Also adding to capital expenditures in 2001, was the expansion to the Company's NBJ Manufacturing facility, and the new facilities added for CanFish in Grande Prairie, Alberta and for Black Max US in Casper, Wyoming.

Long-term Debt

At December 31, 2001, the Company had long-term debt of $22.3 million. This debt is comprised of a capital loan of $20 million, a promissory note of $0.8 million resulting from the Ackerman International acquisition, $0.50 million in long-term employment benefits payable in South America, and $1 million in other miscellaneous loans and agreements. The capital loan, which requires quarterly principal payments of $1 million, bears interest at prime plus 1.25%. The promissory note is payable in quarterly principal payments of $250,000 US plus interest at 8%.

Quarterly Information

(In thousands of Canadian $, except per share figures)

	2001				2000			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$30,711	$33,525	$31,737	$28,988	$27,716	$25,002	$14,998	$19,303
Net Income	$1,165	$4,964	$4,612	$4,567	$3,671	$3,686	$959	$2,183
- Per Share - basic	$0.05	$0.21	$0.21	$0.23	$0.19	$0.19	$0.05	$0.12
- Per Share - diluted	$0.05	$0.21	$0.21	$0.23	$0.18	$0.19	$0.05	$0.12

Liquidity and Capital Resources

At fiscal year-end 2001, the Company had bank indebtedness relating to its operating facilities of $29.5 million compared to $23.9 million at December 31, 2000. The credit facilities available to the Company and its subsidiaries at December 31, 2001 included a Canadian bank operating facility of up to $27.0 million bearing interest at the Canadian bank's prime interest rate plus 1% secured by accounts receivable and inventory. The Company also had an operating line available at a US bank in the amount of $3.0 million US and an operating line at a Dutch bank in the amount of 500,000 Dutch guilders. (At December 31, 2001, one Canadian dollar was equal to 1.56 Dutch guilders)

Environmental Matters

The Company operates with a sense of the importance of protecting the environment and is not aware of circumstances that would create any significant financial responsibility for environmental matters.

Management and Financial Controls

NQL maintains management and accounting policies, procedures and controls that are sufficient, in the opinion of management, to result in reliable financial reports and provide adequate controls over Company assets.

Business Risks and Future Outlook

The demand for the Company's products and services are largely dependent upon the level of expenditures by oil and gas companies on exploration and development activities. Exploration and development activities are affected by a number of factors, which include fluctuations in commodity prices, changes in equity markets, taxation and government regulations, and general economic conditions. The Company attempts to mitigate some of these risks through additional applications for its tools in industries such as the utility, environmental and trenchless construction. Also, as NQL continues to expand its operations internationally, it must be aware of any inherent business risks associated with doing so. The Company has attempted to mitigate these risks by establishing alliances with partners who are familiar with the economic climate and have experience in the foreign jurisdictions being explored. As well, a comprehensive insurance program is maintained to protect against significant losses, while maintaining levels of risk within the Company which management believes to be acceptable. NQL believes its liability, property and business interruption insurance is adequate and consistent with common industry practice. The potential impact of any of the above factors on the operations of the Company is difficult to determine with any degree of certainty.

A claim for $25 million and one claim for $15 million have been made against the Company and two of its subsidiaries for alleged patent infringement and other patent related matters. It is not possible at this time to determine if any amount will become payable as a result of these claims. Management is of the view that such claims are wholly without merit.

The Company plans to take a cautious approach for the upcoming year to ensure continued stability for its worldwide group of companies. Capital expenditures will be focused on items that are necessary for the long-term growth of the Company. The Company has a number of new products that have been recently acquired or are currently being developed. These include EM tools and new products such as the RTI tool and the rotary steerable tool, a downhole tool used in drilling applications. These new products are expected to make a meaningful contribution to financial results for 2002. NQL will also continue to focus on the increasing utilization of existing downhole tools, particularly the Black Max motors. The Company's approach is based on the obvious uncertainty with respect to global economies. The Company will also continue to focus on long-term growth and look for accretive acquisitions and expansion opportunities in order to enhance shareholder value.

Item 7:

Market for Securities

The Class "A" common shares of the Company are listed and posted for trading on The Toronto Stock Exchange.

Item 8:

Directors and Officers

The name, municipality of residence and position with the Company and principal business or occupation in which each director, officer and executive officer of the Company has been engaged in during the immediately preceding five years, is as follows:

Name	Title	Principal Occupation	Director Since
Raymond Dean Livingstone Edmonton, Alberta	President, Chief Executive Officer and Director	Chairman, President and CEO of NQL and subsidiaries	1993
Wally Kuchar Edmonton, Alberta	Director	President, Tri-Service Oilfield Manufacturing Ltd. (an oilfield machining company)	1993
William N. Richards, Q.C. Teluride, Colorado	Director	Independent counsel, formerly partner in the law firm of Reynolds, Mirth, Richards and Farmer	1989
Michael Kennedy North Vancouver, B.C.	Director	Partner in the law firm of Anfield Sujir Kennedy & Durno	1992
Allan Sawin Edmonton, Alberta	Director	President of Grizzly Well Servicing Inc., (an oil and gas service company)	1995
Derek Martin Calgary, Alberta	Director	President of Addington Equities Inc. (an investment company)	2000
John King Calgary, Alberta	Director	Managing Partner, RedTree Capital Corp. (a private energy service equity fund)	2001
Witold L. Gutter Edmonton, Alberta	Vice President and Corporate Secretary	Officer of the Company	N/A
Darren Stevenson Sherwood Park, Alberta	Vice President Finance and Chief Financial Officer	Officer of the Company	N/A

Each of the above named directors of the Company will be deemed to retire and will be eligible for re-election at the next Annual General Meeting of the Company.

As of April 30, 2002, the directors and senior officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over 804,124 Class "A" common shares representing approximately 3% of the issued and outstanding Class "A" common shares of the Company.

The Company does not have an Executive Committee.

Pursuant to the rules of the *Business Corporations Act* (Alberta), the Company is required to have an audit committee, the members of which are William N. Richards, Q.C., Derek Martin and Allan Sawin. The Company also has a compensation committee, the members of which are Michael Kennedy, William N. Richards, Q.C., Wally Kuchar and John King and a nominating and succession committee, the members of which are Derek Martin, John King and Allan Sawin.

Item 9:

Additional Information

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and options to purchase securities is contained in the Company's Information Circular, dated April 30th, 2002, for its Annual General Meeting to be held on June 12, 2002. Additional financial information is provided in the Company's Amended Comparative Financial Statements for the year ended December 31, 2001. Copies of the Information Circular and Financial Statements may be obtained upon request from the Secretary of the Company.

In addition, the Company shall provide to any person, upon request to the Secretary of the Company;

a) When the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities;

   i. One copy of the Annual Information Form of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

   ii. One copy of the comparative financial statements of the Company for its most recently competed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Company that have been filed subsequent to the financial statements for the Company's most recently completed financial year;

   iii. One copy of the Information Circular of the Company in respect of its most recent Annual General Meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that Information Circular, as appropriate;

   iv. One copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i), (ii) or (iii) above; and

b) At any other time, one copy of any other documents referred to in (a)(i), (ii) and (iii) above, provided the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

l.e.iii

03 NOV 10 AM 7:21

NQL DRILLING TOOLS INC.

REVISED RENEWAL ANNUAL INFORMATION FORM

For the Year Ended December 31, 2001

Dated as of December 9, 2002

Glossary of Terms

"**Ackerman International**": Ackerman International, Corp., the Company's subsidiary in the United States that supplies drilling bits and other oilfield equipment;

"**Ackerman International Holland**": Ackerman International Holland, B.V., a Dutch holding company;

"**Black Max Argentina**": Black Max Argentina S.A., the Company's operating subsidiary in Argentina;

"**Black Max Bolivia**": Black Max S.A., the Company's operating subsidiary in Bolivia;

"**Black Max Canada**": Black Max Downhole Tools Ltd., the Company's operating subsidiary in Canada;

"**Black Max Middle East**": Black Max Downhole Tools (Middle East) Ltd., a subsidiary of the Company that is currently inactive;

"**Black Max U.S.**": Black Max Downhole Tools, Incorporated, the Company's operating subsidiary in the United States;

"**BlackStar EM MWD system**": the Company's electromagnetic measurement while drilling technology;

"**CanFish**": CanFish Services Inc., the Company's operating subsidiary in Canada that provides downhole "fishing" products and services;

"**CDDS**": Canadian Downhole Drill Systems Inc., a subsidiary of the Company that holds the patents to certain technology employed in the Company's drilling motors;

"**Common Shares**": the Class "A" common shares without par value in the capital of the Company;

"**Company or NQL**": NQL Drilling Tools Inc. and, where the context requires, its Subsidiaries;

"**EM MWD**": electromagnetic measurement while drilling;

"**fishing**": the process of recovering downhole tools, drillstring, tubing or other materials in a wellbore;

"**NBJ Bolivia**": NBJ Manufacturas Petroleras (Bolivia) S.A., the Company's Bolivian subsidiary that machines and manufactures products primarily for the oil and gas industry;

"**NBJ Manufacturing**": NBJ Manufacturing Ltd., the Company's Canadian subsidiary that machines and manufactures products primarily for the oil and gas industry;

"**NorthStar**": NorthStar Drilling Systems Inc., a subsidiary of the Company that holds the patents to certain technology related to the BlackStar EM MWD system;

"**NQL Finance**": NQL Finance LLC, a US limited liability company;

"**NQL US**": NQL (US) Inc., a holding company and the former franchisee of Mr. Lube franchises previously held by the Company in the United States (formerly named National Quick Lube, Inc.);

"**NQL Barbados**": NQL (Barbados) Ltd., a subsidiary of the Company, which supplies the Company's products internationally;

"**NQL Holland**": NQL Holland B.V., a Dutch holding company;

"**Numeric**": Numeric Machine Ltd., a former subsidiary of the Company that was would up into NBJ Manufacturing;

"**P&T**": P&T Servicios Petroleros, C.A., the Company's operating subsidiary in Venezuela;

"**Pre Tempca**": Pre Tempca Servicios de Mexico S.A. de C.V., the Company's operating subsidiary in Mexico;

"**RTI**": RTI, LLC, a US limited liability company that owns the technology related to the RTI tool;

"**RTI tool**" a downhole tool used in re-entry applications;

"**Subsidiaries**": Ackerman International, Ackerman International Holland, Black Max Argentina, Black Max Canada, Black Max U.S., CanFish, CDDS, NQL Barbados, NQL Holland, V.O.F. ACE Downhole Tools, NBJ Manufacturing, NQL US, P&T, Black Max Bolivia, Black Max Middle East, NBJ Bolivia, NorthStar, NQL Finance, and Pre Tempca or any one or more of them as the context requires;

"V.O.F. ACE Downhole Tools": V.O.F. ACE Downhole Tools and Services, a Dutch partnership which is the Company's operating entity in Holland.

Item 2:

Corporate Structure

(1) **Incorporation or Organization of the Company**

The Company was incorporated under the laws of the Province of British Columbia on April 28, 1986 under the name "D.F.I. Ventures Ltd." by registration of its Memorandum and Articles with the British Columbia Registrar of Companies. Its name was changed to "National Quick Lube Ltd." effective January 17, 1989 and its share capital was consolidated on a one new share for two old shares basis. The Company's name was changed to "NQL Drilling Tools Inc." effective June 14, 1994 and its share capital was consolidated on a one new share for four old shares basis. On March 29, 1995, the Company was continued into the Province of Alberta.

(2) **Subsidiaries**

The Company has twenty-one subsidiaries. Its Canadian wholly owned subsidiaries, Black Max Downhole Tools Ltd., Canadian Downhole Drill Systems Inc., CanFish Services Inc., Black Max Downhole Tools (Middle East) Ltd. and NorthStar Drilling Systems Inc. were incorporated under the laws of the Province of Alberta by Articles of Incorporation on February 20, 1992, November 25, 1987, January 31, 1996, November 14, 1997 and July 26, 1994, respectively. Its Canadian wholly owned subsidiary, NBJ Manufacturing Ltd., was amalgamated with other wholly owned subsidiaries of the Company under the laws of the Province of Alberta on March 7, 1997. Its U.S. wholly owned subsidiaries, NQL (US) Inc. (formerly National Quick Lube Inc.), Black Max Downhole Tools Inc., Ackerman International, Corp. and NorthStar Systems Holdings Inc., were incorporated by Articles of Incorporation pursuant to the laws of the State of Delaware on September 18, 1987, pursuant to the laws of the State of Texas on February 20, 1991, pursuant to the laws of the State of Illinois on December 21, 1979, and pursuant to the laws of the State of Delaware on July 16, 1998, respectively. The Company's wholly owned Dutch subsidiaries, NQL Holland, B.V. and Ackerman International Holland B.V., were incorporated pursuant to the laws of the Netherlands on December 29, 1995 and June 28, 1977, respectively. The Company, through NQL Holland, B.V. and Ackerman International Holland B.V., owns 100% of V.O.F. ACE Downhole Tools and Services, a Dutch partnership. The Company's wholly owned Barbados subsidiary, NQL (Barbados) Ltd., was incorporated pursuant to the laws of Barbados on September 18, 1997. The Company's wholly owned Venezuelan subsidiary, P&T Servicios Petroleros, C.A., was incorporated pursuant to the laws of Venezuela on March 30, 1984. The Company's wholly owned Bolivian subsidiary, Black Max Bolivia S.R.L, which was incorporated pursuant to the laws of Bolivia on October 29, 1998, and was converted to Black Max S.A. on November 3, 1999. The Company's wholly owned Mexican subsidiary, Pre Tempca Servicios de Mexico S.A. de C.V., was incorporated pursuant to the laws of Mexico on June 7, 2001. The Company's wholly owned Turks & Caicos subsidiary, NorthStar Drilling Services Ltd., was incorporated pursuant to the laws of Turks and Caicos. The Company's wholly owned Argentine subsidiary, Black Max Argentina S.A., was incorporated pursuant to the laws of Argentina on October 25, 2001. The Company's partially owned (70%) subsidiary, NBJ Manufacturas Petroleras (Bolivia) S.A. was incorporated pursuant to the laws of Bolivia on November 4, 1998. The Company's wholly owned limited liability company, NQL Finance LLC, was formed pursuant to the laws of the state of Delaware on April 4, 2001. The Company's partially owned (20%) limited liability company, RTI LLC was formed pursuant to the laws of the state of Delaware on August 3, 2000.

The following table sets forth the names of subsidiaries of the Company owned directly or indirectly, the percentage of interest owned and the jurisdiction under which each such subsidiary was incorporated, continued or formed as of December 31, 2001:

	Percentage of Interest	Jurisdiction of Incorporation, Continuance or Formation
NQL (US) Inc.	100%	Delaware
Canadian Downhole Drill Systems Inc.	100%	Alberta
Black Max Downhole Tools Ltd.	100%	Alberta
Black Max Downhole Tools, Incorporated	100%	Texas
NQL Holland, B.V.	100%	Holland
Ackerman International Holland B.V.	100%	Holland
V.O.F. ACE Downhole Tools and Services	100%	Holland
NBJ Manufacturing Ltd.	100%	Alberta
NQL (Barbados) Ltd.	100%	Barbados
P&T Servicios Petroleros, C.A.	100%	Venezuela
Black Max S.A.	100%	Bolivia
NBJ Manufacturas Petroleras (Bolivia) S.A.	70%	Bolivia
Black Max Downhole Tools (Middle East) Ltd.	100%	Alberta
CanFish Services Inc.	100%	Alberta
Ackerman International Inc.	100%	Illinois
RTI, LLC	20%	Delaware
NQL Finance LLC	100%	Delaware
NorthStar Drilling Systems Inc.	100%	Alberta
NorthStar Systems Holdings Inc.	100%	Delaware
NorthStar Drilling Services Ltd.	100%	Turks & Caicos
Pre Tempca Servicios de Mexico S.A. de C.V.	100%	Mexico
Black Max Argentina S.A.	100%	Argentina

Item 3:

General Development of the Business

The Company is a Nisku, Alberta, based company, which provides downhole tools and technology used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis.

The Company offers a number of downhole tools and services, including the Black Max™ drilling motor, Beaver™ whipstocks and mills and window milling services, BlackStar EM MWD system, drilling jars, shock subs and drilling bits as well as various other complementary products. The Company also has two wholly owned subsidiaries, NBJ Manufacturing and NBJ Bolivia, which machine and manufacture products for internal use and for other third party customers, primarily in the oil and gas industry. As well, the Company has a wholly owned subsidiary, CanFish, which provides fishing tools and services to the oil and gas industry. The companies wholly owned Venezuelan and Mexican subsidiaries, P&T and Pre Tempca, provide tong and casing services to customers in the area.

The Company's operations are headquartered in Nisku, Alberta. In addition to the service centre in Nisku, the Company has service centres in Estevan, Saskatchewan; Calgary, Alberta; Houston, Stafford and Odessa, Texas; Bakersfield, California; Mt. Carmel, Illinois; Casper, Wyoming; Lafayette, Louisiana; Venezuela; Holland; Bolivia, Argentina, the U.A.E., Mexico, Singapore and Australia. The facilities in Singapore and Australia are being operated through business associates. The primary obligations of the Company's business associates are to market the Company's products and to provide service facilities. The Company's primary obligation is to supply the required products. The Company's CanFish operations have facilities in Nisku, Grande Prairie, Lloydminster, Whitecourt and Bonnyville, Alberta. The Company's Ackerman International subsidiary has facilities in Mt. Carmel, Illinois and Parkersburg, West Virginia. The facility in Holland is operated through V.O.F. ACE Downhole Tools, a Dutch partnership in which NQL owns both partners, NQL Holland and Ackerman International Holland (acquired through the Ackerman International acquisition). The Company also operates marketing and tool stocking facilities in Oklahoma City, Oklahoma and Traverse City, Michigan and has sales offices in Calgary, Alberta, Denver, Colorado and Aberdeen, Scotland. The three service centres in Venezuela are operated through P&T. The Bolivian service center is operated through Black Max Bolivia. The service center in Dubai of the U.A.E. is operated as a branch of the Company's NQL Barbados subsidiary. The Company's Mexican facility is operated through Pre Tempca. The Company's Argentine facility is operated through Black Max Argentina.

Black Max Canada, Black Max U.S. and CDDS were acquired by the Company effective January 1, 1993. The Company acquired Beaver Oil Tool Ltd. and Ray-Son Rentals Ltd. effective September 1, 1995. These companies, which previously marketed the Beaver™ and Ray-Son products, were subsequently merged into Black Max Canada.

NBJ Manufacturing was acquired by the Company effective December 1, 1996. NBJ Manufacturing operates from premises adjacent to the Nisku headquarters. (See "Office, Manufacturing and Product Development Facilities" below).

P&T was acquired by the Company effective September 1, 1997. P&T is based in Ciudad Ojeda, Venezuela with additional service facilities in Anaco and Barinas, Venezuela. In addition to the Company's three product lines, P&T also offers various casing services making it more of a complete oilfield service company. P&T was previously the Company's joint venture partner for the supply of motors in Venezuela.

The Company's wholly owned Bolivian subsidiary, Black Max Bolivia, operates a service facility in Santa Cruz, Bolivia. As well, through its 70 percent-owned Bolivian subsidiary, NBJ Bolivia, the Company operates a machining and manufacturing facility located adjacent to the service facility.

Effective September 1, 1999, the Company acquired all of the outstanding shares of Stingray Tools Ltd. ("Stingray"), a private oilfield service company located in Calgary, Alberta. On December 31, 1999, Stingray was wound up into Black Max Canada.

Effective January 1, 2000, the Company acquired all the outstanding shares of CanFish, a privately owned specialized oilfield service company based in Nisku, Alberta. CanFish provides specialized downhole "fishing" services (fishing refers to the process of recovering downhole tools, drillstring, tubing or other materials stuck downhole in a wellbore). CanFish also specializes in fishing tool, wireline, pipe recovery services and other specialty tool rentals to Canadian and international oil and gas exploration and production companies. CanFish has facilities in Nisku, Grande Prairie, Whitecourt, Lloydminster and Bonnyville, Alberta.

Effective July 1, 2000, the Company acquired all the outstanding shares of Ackerman International, a privately owned oilfield supply company based in Mt. Carmel, Illinois. Ackerman International has been in the business of supplying new and used drilling bits for more than 30 years and has developed a worldwide client base. In addition to the supply of bits, Ackerman International supplies hole openers, drill pipe, drill collars and other equipment for use in drilling operations. Ackerman was a 50% partner with NQL in the V.O.F. ACE Downhole Tools partnership based in the

Netherlands. The acquisition therefore gave NQL 100% ownership of V.O.F. ACE Downhole Tools.

Effective May 15, 2001, the Company acquired all the outstanding shares of NorthStar Drilling Systems Inc. resulting in the strategic merger of NorthStar's proprietary EM MWD technology business with NQL. The transaction was completed by way of plan of arrangement and resulted in a share exchange with NorthStar shareholders receiving 0.2 of a NQL Class "A" common share for each NorthStar share and NorthStar option holders receiving 0.2 of a NQL warrant for each NorthStar option held. This resulted in a total purchase price including transaction costs of $32.7 million. As part of the plan of arrangement, NQL sold NorthStar's conventional horizontal and directional oil and gas drilling business for $7.5 million to an existing customer. Under the terms of the agreement, the customer acquired all of NorthStar's directional drilling equipment and the shares of NorthStar's wholly owned subsidiary, Di-Drill Inc. In conjunction with the acquisition of NorthStar, the Company was able to expand its presence in Argentina. NorthStar previously had a branch operation in Argentina. The Company is in the process of merging this branch with Black Max Argentina. After consolidation adjustments, NorthStar contributed revenues of $4.1 million and had a net loss of $1.1 million for the year ended December 31, 2001. As a result of the NorthStar acquisition the Company's assets increased by $42.0 million as at December 31, 2001.

In conjunction with the acquisition of NorthStar, several other companies (subsidiaries of NorthStar) were also acquired. Many of these have already been dissolved, as they were not necessary for the ongoing operations of the Company. These include Euston Technologies Inc. (a Barbados corporation) and C&D Directional Systems C.A. (a Venezuelan corporation). As well, NorthStar Drilling Technologies Inc. (a Texas corporation) was merged with Black Max US on April 1, 2002. The remaining companies, NorthStar Systems Holdings Inc. (a Delaware Corporation), NorthStar Drilling Services Ltd. (a Turks & Caicos corporation) and NorthStar still exist. However, management is in the process of reviewing whether these companies will be needed on a ongoing basis.

The Company expanded its international presence during the past year through a new service facility in Reynosa, Mexico. This facility was setup to provide casing services to customers in the area. This will also provide the Company with a base from which to grow as other products and services are added.

Effective September 30, 2001, the Company acquired all of the shares of Numeric, a privately owned machine shop based in Edmonton, Alberta. The purchase price was $2.4 million comprising of a combination of cash and the issuance of Class "A" common shares. Numeric has been in the business of providing high precision machining since 1995 and had been one of NQL's largest third party machine shop suppliers for the past several years. Due to the expansion of NQL's business over the last few years, through acquisitions and new product lines, this acquisition was necessary to keep up with machining requirements and cost controls. In conjunction with the acquisition, Byron Frederick, founder of Numeric, has agreed to terms of employment. NQL expects that Mr. Frederick's considerable experience and knowledge will be key to the success and continued growth of NQL. On October 1, 2001, this company was wound up into NBJ Manufacturing Ltd. As well, its operations were recently relocated to the Company's machining and manufacturing facility in Nisku.

Item 4:

Narrative Description of the Business

General

The Company's has three operating divisions: the Downhole Tools Division, the Oilfield Services Division, and the Manufacturing Division. Only two of these divisions are considered reportable operating segments as defined by the CICA Handbook: the Downhole Tools Division and the Oilfield Services Division. The Oilfield Services Division consists only of CanFish, which was acquired by the Company effective January 1, 2000.

The Company's downhole tools include: Black Max™ drilling motors, Beaver™ whipstocks and mills, BlackStar EM MWD Systems, drilling jars, shock subs, drilling bits, fishing tools, and other related equipment. The Black Max™ drilling motors are manufactured, assembled, serviced and marketed by the Company for lease and to a lesser extent sale, for use in drilling applications, primarily in the oil and gas industry and to a lesser extent, in the utility crossing, mining and environmental drilling markets. These motors (also called "mud motors") are supplied in more than 20 different bearing assembly sizes ranging from $1^{11}/_{16}$" to $11^{1}/_{4}$" in diameter with the ability to create over 90 rotor and stator configurations. The motors work by hydraulically turning the drill bits at the end of the drill stem pipe as opposed to conventional drilling systems, which turn the drill stem pipe (and thereby the drill bit) from the rig floor. The motors are adjustable so as to permit horizontal and directional drilling. The motors have been used in drilling operations for more than ten years on a worldwide basis.

Beaver™ whipstocks and mills and window milling services are provided to domestic and international oil and gas re-entry markets. The Company's drilling jars and shock subs are designed, manufactured and leased to oilfield customers worldwide. Both of these product lines are stocked at most of the Company's service centres.

The BlackStar EM MWD System is an advanced wireless guidance technology application used in oil and gas drilling, including underbalanced drilling, and trenchless construction in the utility market (e.g. to drill road and river crossings to install fibre optic cable). In the trenchless construction market, the BlackStar EM MWD System is a major technological advance. Due to its innovative and compact design, it is easily convertible for use in both the oil and gas and trenchless construction (utility) industries. The compact design of the BlackStar EM MWD System allows it to be easily transported on most commercial airlines.

Only a limited number of companies currently have access to EM technology for use in horizontal and directional drilling. The majority of these companies are using EM technology to gain a competitive advantage in providing horizontal and directional drilling services. NQL is making the BlackStar EM technology available on a rental basis to all horizontal and directional drilling service providers – a natural extension of NQL's core business of renting mud motors to these same customers. In addition to serving horizontal and directional drillers in the oil and gas industry, NQL services the rapidly growing trenchless construction (utility) market with mud motors currently rented to a broad base of customers. NQL also has the international infrastructure in place to expand EM rentals outside of Canada.

CanFish provides specialized downhole "fishing services' which involve the recovery of downhole tools, drillstring, tubing or other materials stuck in a wellbore. CanFish also specializes in fishing tool, wireline, pipe recovery services and other specialty tool rentals to Canadian and international oil and gas exploration and production companies. During fiscal 2001, all of CanFish's revenues were derived from the Canadian market. NQL plans to expand CanFish's services internationally through NQL's global service locations.

For the years ended December 31, 2001 and 2000, no third party customer exceeded 15% of total consolidated revenues in either the Downhole Tools Division or the Oilfield Services Division.

During the year ended December 31, 2001, approximately 34%, 42% and 24% of the Company's consolidated revenues were generated in Canada, the United States, and internationally, respectively.

As at December 31, 2001, the Company employed approximately 407 employees worldwide of which 57 were employed by the Oilfield Services Division.

Office, Manufacturing and Product Development Facilities

The Company owns office, manufacturing, assembly and service facilities of approximately 45,000 square feet and 21,000 square feet located in Nisku, Alberta and Stafford (Houston), Texas, respectively.

The Company also has facilities in Estevan, Saskatchewan; Calgary, Alberta; Grande Prairie, Alberta; Lloydminster, Saskatchewan; Whitecourt, Alberta; Bonnyville, Alberta; Odessa, Texas; Bakersfield, California; Mt. Carmel; Illinois; Casper, Wyoming; and Lafayette, Louisiana. The Company also has a second facility in Nisku, Alberta. This facility is leased. Internationally, through business associates, the Company has service facilities in Singapore and Australia. A service facility has also been established in the Netherlands. The Company also has three service facilities in Venezuela and a service facility and a machine shop in Bolivia. The Company also has service facilities in the United Arab Emirates, Mexico and Argentina. The Company also operates marketing and tool stocking facilities in Oklahoma City, Oklahoma and Traverse City, Michigan. The facilities in Estevan, Saskatchewan; Odessa, Texas, Lafayette, Louisiana, Casper, Wyoming, Grande Prairie, Alberta; Bolivia and two of the facilities in Venezuela are Company owned. The remainder of the facilities are leased.

During fiscal 2000, NBJ Manufacturing operated out of an approximately 22,000 square foot Company owned facility adjacent to the Nisku headquarters. This facility was recently expanded to add an additional 30,000 square feet. Over one half of this expansion will be allocated to increased machining and manufacturing capacity. The remainder will be used for research and development, inventory and shipping and quality assurance. This expansion was completed in May 2001.

In conjunction with the Ackerman International acquisition, the Company now has additional facilities in Mt. Carmel, Illinois and Parkersburg, West Virginia. Both of these facilities are leased.

In conjunction with the NorthStar acquisition, the company now has a leased facility in Houston, Texas. The Company is in the process of constructing a new 24,000 square foot facility in Stafford (Houston), Texas adjacent to its existing facility. This facility, which will house the Company's EM MWD business, is expected to be completed in the fall of 2002.

Product Development and Manufacturing

The Company, through its Subsidiaries, is solely responsible for the design, production and maintenance of all the Company's downhole tools. Because of the requirement for precision tooling, there is a requirement for NC (numeric control) machine tools to undertake the projects. NC machine tools also provide greater cost effectiveness.

Manufacturing of the components of the downhole tools for both the Downhole Tools Division and the Oilfield Services Division is done through both NBJ Manufacturing and through contract to outside NC machining facilities. Prior to acquisition by the Company, both NBJ Manufacturing and Numeric were regular third party suppliers for machining and manufacturing of both proprietary and generic parts for the Company's downhole tools. The manufacturing capacity of NBJ Manufacturing, NBJ Bolivia and other qualified NC machining facilities is adequate to meet the Company's current and anticipated future manufacturing requirements. The recent acquisition of Numeric will also help the Company maintain operating margins and delivery times as it continues to expand its product lines. The manufacturing capacity is only limited by the supply of purchased parts such as the rotor, stator and bearings.

Assembly, testing and quality assurance is undertaken in the Company's facility in Nisku, Alberta. In July 1994, Black Max Canada received its ISO 9001 certification, which is the highest quality control rating in the industry.

Product Uniqueness, Patents and Proprietary Technologies

Major components of the Company's downhole tools and related products, including the adjustable bent housing, drive shaft and bearing assemblies are protected by patents. As the Company develops new technology, additional patent protection is obtained when available and there are presently several patents pending. The fact that the Company primarily leases its downhole tools as opposed to selling them also aids in protecting the technology employed in the tools as it gives it greater control over the tools themselves and thus the technology.

Research and Development

The Company engages in ongoing research and development, which consists primarily of improving existing technology and identifying and developing new technology to satisfy customer needs. Records are maintained for all the major components of the Company's products that allow problem areas to be identified. Opportunities for the development of new technology are customer driven and arise largely from the Company's continued contacts with customers. As the needs of customers are identified, the Company's engineering staff evaluates and determines the feasibility and potential of new technology. If appropriate, prototypes are then designed and tested with a view to commercialization. The Company has specifically allocated approximately 6,000 square feet of space in its expanded NBJ Manufacturing facility geared to research and development.

Markets and Marketing

The Company's marketing strategy is to primarily target the oil and gas horizontal and directional drilling, performance/straight hole drilling and re-entry markets in Canada, the United States and selected international markets. Secondary markets for the Company's downhole tools are the utility crossing, mining and environmental drilling markets.

Internationally, horizontal and directional drilling markets are less developed and, consequently, there is greater potential for market growth than in North America. Opportunities for the Company and other downhole tool suppliers to develop a sizable market presence in the international oil and gas industry continue to exist largely due to market demand versus availability. In recognition of these opportunities, the Company continues to identify international expansion opportunities and potential acquisition candidates.

In developing drilling motors especially, the barriers to market entry are substantial and should reserve most of the market potential for existing suppliers. Entrants to this market face the difficulties of high R & D costs, a long lead-time prior to market entry (for development and field trials) and the high cost of qualified product development personnel. Also, full-service drilling companies are not likely to develop a full range of motors but only the high demand sizes.

Competition

As of December 31, 2001, there were approximately 18 companies that manufacture downhole motor assemblies which management considers to be competitors to the Company. Dreco Energy Services Ltd., ("Dreco") (which is owned by National Oil Well Inc.) through its Griffith Oil Tool and Vector Oil Tool divisions, Wenzel Downhole Tools Ltd. ("Wenzel"), Bico Drilling Tools Inc. ("Bico")(which is owned by Schoeller-Bleckmann Oilfield) and the Company are the primary manufacturers of high performance adjustable motors for the third party rental market. Dreco, Wenzel and Bico are considered to be the primary competitors to NQL. In addition to the foregoing, there are also 6 large companies that manufacture downhole motor assemblies for in-house use only and, therefore, are not considered to be direct competition.

In the Oilfield Services Division, the major competitors are Weatherford International, Inc. and Baker Oil Tools (which is owned by Baker Hughes Incorporated).

1. The Company's technology exceeds capabilities and economic performance of most mud marine and fixed bent housing motors commonly used in-house by drilling service companies.

2. The Company's downhole tools are field-proven products.

3. ISO 9001 certification.

4. The Company has a good track record in the industry with quality products and good customer support.

5. Large range of motors gives flexibility to meet every drilling niche.

6. Ability to design and develop new motors quickly to meet emerging market niches.

7. The product design and operational characteristics of the Company's drilling motors allow it to diversify into non-oil and gas markets, including mining, utility and environmental drilling markets.

8. Canada is recognized internationally as an industry-leading supplier of quality motor system technologies

9. State of the art testing units (dynomometers) at all service facilities.

Management has identified the following risk factors:

1. Market fluctuations in the price of oil and gas impacts upon the level of drilling activity in the oil and gas industry. A decline in the market price of oil and gas generally results in reduced drilling activity that can in turn have an adverse effect on the profitability of the Company. The risk is somewhat mitigated in that the Black Max™ motors are also utilized in other industries (i.e. utility crossing, mining, environmental).

2. The Company's long-term international business development will require a substantial investment in sales programs, inventory and service facilities in any new overseas markets. In the past, the Company has been able to minimize investment in international projects and the attendant risks by entering into alliances with other drilling industry participants.

3. As several other companies have similar technology, the Company will be required to maintain a focused and efficient/effective domestic and international sales/marketing program to maintain current market penetration and exploit selected evolving market opportunities.

4. In the long-term, some of the larger, directional drilling service companies are moving toward the in-house manufacture of products similar to that of the Company's motor assemblies. This could have a negative effect on the Company's current sales to those clients if reliable motors are developed. There are, however, substantial barriers to market entry and the larger, directional drilling service companies tend to limit their motor fleet to a few motor sizes thereby ensuring a need for third party suppliers such as the Company with the ability to supply a large number of motor sizes. Additionally, a significant percentage of the Company's revenues are derived from small, independent directional drilling companies.

5. Foreign operations may be adversely affected by local political and economic developments, exchange controls, currency fluctuations, royalty and tax increases, retroactive tax claims, renegotiations of contracts with governmental entities, expropriation, import and export regulations and other foreign laws or policies governing operations of foreign based companies, as well as by laws and policies of Canada and the United States affecting foreign trade, taxation and investment. In addition, as the Company's foreign operations are governed by foreign laws, in the event of a dispute the Company may be subject to the exclusive jurisdiction of foreign courts and the application of foreign laws or may not be successful in subjecting foreign persons to the jurisdiction of Canadian courts. The Company may also be hindered or prevented from enforcing its rights with respect to a governmental instrumentality by the doctrine of sovereign immunity. The Company's business is subject to political risks inherent in all foreign operations.

Item 5:

Selected Consolidated Financial Information

FOR THE FISCAL PERIODS ENDED DECEMBER 31 AND AUGUST 31, (In thousands of Canadian $, except per share figures)					
	2001(1)	2000(1)	1999(2)	1998(3)	1997(3)
REVENUE	$124,961	$87,019	$51,551	$61,289	$36,390
INCOME FROM CONTINUING OPERATIONS					
TOTAL	$15,308	$10,499	$549	$ 8,647	$6,411
PER SHARE - BASIC	$0.69	$0.55	$0.03	$0.59	$0.56
PER SHARE – DILUTED	$0.68	$0.55	$0.03	$0.56	$0.47
TOTAL ASSETS	$232,796	$168,336	$108,932	$100,746	$65,004
LONG-TERM DEBT	$17,320	$10,741	$530	$ 5,122	$ 122
CASH DIVIDENDS DECLARED	---	---	---	---	---
NET INCOME					
TOTAL	$15,308	$10,499	$549	$8,960	$6,597
PER SHARE - BASIC	$0.69	$0.55	$0.03	$0.61	$0.58
PER SHARE - DILUTED	$0.68	$0.55	$0.03	$0.58	$0.48

(1) For the year ended December 31st
(2) For the sixteen months ended December 31st
(3) For the year ended August 31st

The Company has not paid any dividends on its Class "A" common shares and has no current intention to pay dividends. The Board of Directors is of the view that available funds are best utilized to finance growth of the Company.

Item 6:

Management's Discussion and Analysis

Overview

The management's discussion and analysis focuses on key statistics from the Consolidated Financial Statements, and pertains to known risks and uncertainties relating to the oil and gas services sector. This discussion should not be considered all-inclusive as it excludes changes that may occur in general economic, political and environmental conditions. This discussion and analysis of the financial condition and results of operations of the Company should be read in conjunction with the Company's Consolidated Financial Statements and related notes and material contained in other parts of this Annual Information Form.

NQL achieved record levels of financial performance during 2001 resulting from strong market conditions for the majority of the year. In addition to improved financial results, the Company completed the acquisitions of NorthStar and Numeric, and expanded existing operations into new markets including Reynosa, Mexico; Neuquen, Argentina; Parkersburg, West Virginia and Bonnyville, Alberta.

Results of Operations

(in thousands of Canadian $, except per share amounts)	2001	2000	% Change
Revenues	$ 124,961	$ 87,019	44 %
Income			
before goodwill amortization	$ 17,307	$ 11,603	49 %
After goodwill amortization	$ 15,308	$ 10,499	46 %
Earnings per Share (diluted)			
before goodwill amortization	$ 0.77	$ 0.60	28 %
After goodwill amortization	$ 0.68	$ 0.55	24 %
Cash Flow from Operations	$ 26,525	$ 20,872	27 %
Cash Flow per Share	$ 1.18	$ 1.08	9 %

Revenues

Consolidated

For the year ended December 31, 2001, NQL recorded revenues of $125.0 million, the highest in the Company's history. This represented an increase of 44% over the $87.6 million recorded for 2000 and an increase of 142% over the $51.6 million recorded for the sixteen months ended December 31, 1999.

Geographic Segments

Revenues in Canada are generated by all three of the Company's operating divisions: Downhole Tools, Oilfield Services, and Manufacturing. Canadian revenues increased 23% to $42.0 million from $34.2 million in 2000. This resulted from increased oil and gas drilling and the consequent increase in demand for NQL's products and services. The Company's CanFish operation accounted for a large share of the increase in Canada, posting revenues of $19.0 million compared to $13.9 million in 2000.

U.S. revenues increased 56% to $52.5 from $33.7 million in 2000, again due primarily to the general increase in industry activity. Revenues from the Company's Black Max US operation accounted for a large percentage of the increase with revenues of $38.3 million compared to $25.1 million last year. Revenues from Ackerman International for the year were $11.2 million compared to $8.6 million for the six months ended December 31, 2000 (acquired July 1, 2000). The second-quarter acquisition of NorthStar and the resulting EM MWD technology contributed $3.2 million of revenue for 2001.

International revenues increased 59% to $30.5 from $19.1 million in 2000. The improvement is due to the healthy operating environments in the oil and gas industries in most of the Company's international markets and the opening of a new facility in Mexico. Operations in Venezuela showed strong results for the year, posting revenues of $15.4 million, an increase of 44% over 2000 revenues of $10.7 million. Operations in Holland increased 47% to $4.3 million from $2.9 million in the prior year. Another area showing substantial improvement, was operations in the U.A.E. with revenues increasing 57% to $2.5 million from $1.6 million last year. The remaining international revenues came from operations in Mexico, Argentina, Bolivia, and sales to Vietnam and Australia.

Revenues by Geographical Segment	2001	2000	% Change
Consolidated	$ 125.0	$ 87.0	44%
Canada	$ 42.0	$ 34.2	23%
U.S.	$ 52.5	$ 33.7	56%
International	$ 30.5	$ 19.1	59%

Operating Divisions

The Downhole Tools Division comprises the operations of Black Max Canada (Canadian operations) and Black Max US. (U.S. operations) as well as several other acquired businesses currently operating under the Black Max banner. The Division designs, manufactures, services and markets downhole drilling motors, whipstocks, mills, EM MWD guidance systems, drilling jars, shock subs, drilling bits and a number of other downhole tools such as flex subs, bent housings and swivels. Revenue for the Division in 2001 amounted to $103.1 million; an increase of 47% over the $70 million recorded for the year ended December 31, 2000.

The Oilfield Services Division provides specialized downhole fishing services through CanFish. Revenues for the Division amounted to $19.0 million in 2001 compared to $13.9 million in 2000.

The Manufacturing Division derives its revenues from manufacturing and machining facilities in Nisku, Alberta and in Santa Cruz, Bolivia. As this Division's products are sold primarily to the Downhole Tools Division in order to maintain margins, the majority of its revenues are eliminated upon consolidation. Revenues for the Division to third parties amounted to $2.9 million in 2001, an increase of 11% over the $2.6 million recorded for the year ended December 31, 2000.

Revenues by Operating Division	2001	2000	% Change
Consolidated	$ 125.0	$ 87.0	44%
Downhole Tools	$ 103.1	$ 70.0	47%
Oilfield Services	$ 19.0	$ 14.4	32%
Manufacturing	$ 2.9	$ 2.6	11%

Expenses

Direct expenses for 2001 were $61.0 million (48.8% of sales) compared to $41.5 million (47.7% of sales) for 2000. The increase can be attributed to inventory adjustments resulting from the year-end count and increased service costs. This resulted in a gross margin for the year of 51.2% compared to 52.3% in 2000.

General and administrative expenses increased to $21.8 million in 2001, representing 17.4% of revenue, compared to $15.4 or 17.7% in 2000. This resulted in EBITDA for 2001 of $42.2 million (33.7% of sales) compared to $30.1 million (34.6% of sales) in 2000.

Amortization expense increased to $12.2 million in 2001 from $8.9 million in the prior year. The increase relates to the capital expansion program during the year, as well as the amortization on the assets acquired in conjunction with the acquisitions of NorthStar and Numeric. The increase also relates to a change in accounting policy made during 2001. Effective January 1, 2001, the Company changed the manner in which it accounted for used replacements. These items, which are now included with capital assets, were previously included with inventory. This change was made to better reflect the nature of these assets. As a result of this change, amortization for 2001 increased by $1.1 million.

Interest expense increased to $3.5 million from $2.9 million in 2000. The increase is a result of the additional bank indebtedness incurred during the year to fund the 2001 capital expansion program as well as the interest on additional long term debt incurred.

Income tax expense increased to $9.1 million from $6.8 million during the year due to higher pre-tax earnings. The effective income tax rate for the company for the year was 34.5% compared to 36.9% in 2000 and 34.9% in 1999.

Goodwill amortization also increased during the year, from $1.1 million to $2.0 million, due to the goodwill associated with the NorthStar acquisition.

Earnings

Net earnings for the year ended December 31, 2001 totaled $15.3 million, an increase of 46% over the $10.5 million recorded for the year ended December 31, 2000. Diluted earnings per share amounted to $0.68 compared to $0.55 for 2000. Cash flow from operations for the year ended December 31, 2001 totaled $26.5 million, an increase of 27% over the $20.9 million in 2000. Fully diluted cash flow from operations per share amounted to $1.18 compared to $1.08 for the prior year.

Business Acquisitions

Effective May 15, 2001, the Company acquired all the outstanding shares of NorthStar resulting in the strategic merger of NorthStar's proprietary Em MWD technology business with NQL. The transaction was completed by way of plan of arrangement and resulted in a share exchange with NorthStar shareholders receiving 0.2 of a NQL Class "A" common share for each NorthStar share and NorthStar option holders receiving 0.2 of a NQL warrant for each NorthStar option held. This resulted in a total purchase price including transaction costs of $32.7 million. As part of the plan of arrangement, NQL sold NorthStar's conventional horizontal and directional oil and gas drilling business for $7.5 million to an existing customer. Under the terms of the agreement, the customer acquired all of NorthStar's directional drilling equipment and the shares of NorthStar's wholly owned subsidiary, Di-Drill Inc.

NorthStar's EM MWD System, now trademarked as the BlackStar MWD EM system, is an advanced wireless guidance technology application used in oil and gas drilling, including underbalanced drilling, and trenchless construction in the utility market (e.g. to drill road and river crossings to install fibre optic cable). In the trenchless construction market, the BlackStar EM MWD System is a major technological advance. Due to its innovative and compact design, it is easily convertible for use in both the oil and gas and trenchless construction (utility) industries. The compact design of the BlackStar EM MWD System allows it to be easily transported on most commercial airlines.

Only a limited number of companies currently have access to MWD EM technology for use in horizontal and directional drilling. The majority of these companies are using EM MWD technology to gain a competitive advantage in providing horizontal and directional drilling services. NQL is making the BlackStar EM MWD technology available on a rental basis to all horizontal and directional drilling service providers – a natural extension of NQL's core business of renting mud motors to these same customers. In addition to serving horizontal and directional drillers in the oil and gas industry, NQL services the rapidly growing trenchless construction (utility) market with mud motors currently rented to a broad base of customers. NQL also has the international infrastructure in place to expand EM MWD rentals outside of Canada.

Effective September 30, 2001, the Company acquired all of the shares of Numeric, a privately owned machine shop based in Edmonton, Alberta. The purchase price was $2.4 million comprising of a combination of cash and the issuance

of Class "A" common shares. Numeric has been in the business of providing high precision machining since 1995 and had been one of NQL's largest third party machine shop suppliers for the past several years. Due to the expansion of NQL's business over the last few years, through acquisitions and new product lines, this acquisition was necessary to keep up with machining requirements and cost controls. In conjunction with the acquisition, Byron Frederick, founder of Numeric, has agreed to terms of employment. NQL expects that Mr. Frederick's considerable experience and knowledge will be key to the success and continued growth of NQL. Since the acquisition, this company has been wound up into NBJ Manufacturing and its operations have been relocated to the Company's machining and manufacturing facility in Nisku.

Business Expansion

The Company expanded its international presence during the past year through a new service facility in Reynosa, Mexico. This facility was setup to provide casing services to customers in the area. This will also provide the Company with a base from which to grow as other products and services are added.

In conjunction with the acquisition of NorthStar, the Company was able to expand its presence in Argentina. NorthStar previously had a branch operation in Argentina.

In the US, due to the strong activity in the Casper, Wyoming region, the Company expanded its operations in the area through the purchase of a facility. This larger facility should enable the company to continue to grow its business in this region. As well, a sales office was recently opened in Denver, Colorado to expand the customer base in the area. This sales office will be supported by NQL's Casper facility.

Ackerman International expanded its presence in the US during the year through the addition of a new facility in Parkersburg, West Virginia. This facility was opened to take advantage of opportunities presented by the growth in deep gas drilling in the northeast US.

In the Oilfield Services Division, the Company expanded its operations by opening a new facility in Bonnyville, Alberta and also through the addition of a fifth wireline unit. CanFish also moved into a new facility in Grande Prairie, Alberta to better serve its customers in the area. In addition, international sales support is now based out of Aberdeen, Scotland. This salesman will be trying to gain recognition and attract business in markets outside of North America.

Capital Expenditures

Additions to capital assets for 2001 were $19.5 million compared to $17.4 million for 2000. These additions resulted from an increase in the number of downhole tools and shop equipment required to service the increased demand occurring during the year. Also adding to capital expenditures in 2001, was the expansion to the Company's NBJ Manufacturing facility, and the new facilities added for CanFish in Grande Prairie, Alberta and for Black Max US in Casper, Wyoming.

Long-term Debt

At December 31, 2001, the Company had long-term debt of $22.3 million. This debt is comprised of a capital loan of $20 million, a promissory note of $0.8 million resulting from the Ackerman International acquisition, $0.50 million in long-term employment benefits payable in South America, and $1 million in other miscellaneous loans and agreements. The capital loan, which requires quarterly principal payments of $1 million, bears interest at prime plus 1.25%. The promissory note is payable in quarterly principal payments of $250,000 US plus interest at 8%.

Quarterly Information

(In thousands of Canadian $, except per share figures)

	2001				2000			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$30,711	$33,525	$31,737	$28,988	$27,716	$25,002	$14,998	$19,303
Net Income	$1,165	$4,964	$4,612	$4,567	$3,671	$3,686	$959	$2,183
- Per Share - basic	$0.05	$0.21	$0.21	$0.23	$0.19	$0.19	$0.05	$0.12
- Per Share - diluted	$0.05	$0.21	$0.21	$0.23	$0.18	$0.19	$0.05	$0.12

Liquidity and Capital Resources

At fiscal year-end 2001, the Company had bank indebtedness relating to its operating facilities of $29.5 million compared to $23.9 million at December 31, 2000. The credit facilities available to the Company and its subsidiaries at December 31, 2001 included a Canadian bank operating facility of up to $27.0 million bearing interest at the Canadian bank's prime interest rate plus 1% secured by accounts receivable and inventory. The Company also had an operating line available at a US bank in the amount of $3.0 million US and an operating line at a Dutch bank in the amount of 500,000 Dutch guilders. (At December 31, 2001, one Canadian dollar was equal to 1.56 Dutch guilders)

Environmental Matters

The Company operates with a sense of the importance of protecting the environment and is not aware of circumstances that would create any significant financial responsibility for environmental matters.

Management and Financial Controls

NQL maintains management and accounting policies, procedures and controls that are sufficient, in the opinion of management, to result in reliable financial reports and provide adequate controls over Company assets.

Business Risks and Future Outlook

The demand for the Company's products and services are largely dependent upon the level of expenditures by oil and gas companies on exploration and development activities. Exploration and development activities are affected by a number of factors, which include fluctuations in commodity prices, changes in equity markets, taxation and government regulations, and general economic conditions. The Company attempts to mitigate some of these risks through additional applications for its tools in industries such as the utility, environmental and trenchless construction. Also, as NQL continues to expand its operations internationally, it must be aware of any inherent business risks associated with doing so. The Company has attempted to mitigate these risks by establishing alliances with partners who are familiar with the economic climate and have experience in the foreign jurisdictions being explored. As well, a comprehensive insurance program is maintained to protect against significant losses, while maintaining levels of risk within the Company which management believes to be acceptable. NQL believes its liability, property and business interruption insurance is adequate and consistent with common industry practice. The potential impact of any of the above factors on the operations of the Company is difficult to determine with any degree of certainty.

A claim for $25 million and one claim for $15 million have been made against the Company and two of its subsidiaries for alleged patent infringement and other patent related matters. It is not possible at this time to determine if any amount will become payable as a result of these claims. Management is of the view that such claims are wholly without merit.

The Company plans to take a cautious approach for the upcoming year to ensure continued stability for its worldwide group of companies. Capital expenditures will be focused on items that are necessary for the long-term growth of the Company. The Company has a number of new products that have been recently acquired or are currently being developed. These include EM tools and new products such as the RTI tool and the rotary steerable tool, a downhole tool used in drilling applications. These new products are expected to make a meaningful contribution to financial results for 2002. NQL will also continue to focus on the increasing utilization of existing downhole tools, particularly the Black Max motors. The Company's approach is based on the obvious uncertainty with respect to global economies. The Company will also continue to focus on long-term growth and look for accretive acquisitions and expansion opportunities in order to enhance shareholder value.

Item 7:

Market for Securities

The Class "A" common shares of the Company are listed and posted for trading on The Toronto Stock Exchange.

Item 8:

Directors and Officers

The name, municipality of residence and position with the Company and principal business or occupation in which each director, officer and executive officer of the Company has been engaged in during the immediately preceding five years, is as follows:

Name	Title	Principal Occupation	Director Since
Raymond Dean Livingstone Edmonton, Alberta	President, Chief Executive Officer and Director	Chairman, President and CEO of NQL and subsidiaries	1993
Wally Kuchar Edmonton, Alberta	Director	President, Tri-Service Oilfield Manufacturing Ltd. (an oilfield machining company)	1993
William N. Richards, Q.C. Telunde, Colorado	Director	Independent counsel, formerly partner in the law firm of Reynolds, Mirth, Richards and Farmer	1989
Michael Kennedy North Vancouver, B.C.	Director	Partner in the law firm of Anfield Sujir Kennedy & Durno	1992
Allan Sawin Edmonton, Alberta	Director	President of Grizzly Well Servicing Inc., (an oil and gas service company)	1995
Derek Martin Calgary, Alberta	Director	President of Addington Equities Inc. (an investment company)	2000
John King Calgary, Alberta	Director	Managing Partner, RedTree Capital Corp. (a private energy service equity fund)	2001
Witold L. Gutter Edmonton, Alberta	Vice President and Corporate Secretary	Officer of the Company	N/A
Darren Stevenson Sherwood Park, Alberta	Vice President Finance and Chief Financial Officer	Officer of the Company	N/A

Each of the above named directors of the Company will be deemed to retire and will be eligible for re-election at the next Annual General Meeting of the Company.

As of April 30, 2002, the directors and senior officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over 804,124 Class "A" common shares representing approximately 3% of the issued and outstanding Class "A" common shares of the Company.

The Company does not have an Executive Committee.

Pursuant to the rules of the *Business Corporations Act* (Alberta), the Company is required to have an audit committee, the members of which are William N. Richards, Q.C., Derek Martin and Allan Sawin. The Company also has a compensation committee, the members of which are Michael Kennedy, William N. Richards, Q.C., Wally Kuchar and John King and a nominating and succession committee, the members of which are Derek Martin, John King and Allan Sawin.

Item 9:

Additional Information

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and options to purchase securities is contained in the Company's Information Circular, dated April 30th, 2002, for its Annual General Meeting to be held on June 12, 2002. Additional financial information is provided in the Company's Amended Comparative Financial Statements for the year ended December 31, 2001. Copies of the Information Circular and Financial Statements may be obtained upon request from the Secretary of the Company.

In addition, the Company shall provide to any person, upon request to the Secretary of the Company;

a) When the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities;

   i. One copy of the Annual Information Form of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

   ii. One copy of the comparative financial statements of the Company for its most recently competed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Company that have been filed subsequent to the financial statements for the Company's most recently completed financial year;

   iii. One copy of the Information Circular of the Company in respect of its most recent Annual General Meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that Information Circular, as appropriate;

   iv. One copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i), (ii) or (iii) above; and

b) At any other time, one copy of any other documents referred to in (a)(i), (ii) and (iii) above, provided the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

I. e. iv

03 NOV 10 AM 7:21

NQL DRILLING TOOLS INC.

RENEWAL ANNUAL INFORMATION FORM

For the Year Ended December 31, 2002

Dated as of May 20, 2003

Glossary of Terms

"3065720": 3065720 Nova Scotia Company, the Company's Nova Scotia subsidiary;

"Ackerman International": Ackerman International, Corp., the Company's subsidiary in the United States that supplies drilling bits and other oilfield equipment;

"Ackerman International Holland": Ackerman International Holland, B.V., a Dutch holding company;

"Black Max Argentina": Black Max Argentina S.A., the Company's operating subsidiary in Argentina;

"Black Max Bolivia": Black Max S.A., the Company's operating subsidiary in Bolivia;

"Black Max Canada": Black Max Downhole Tools Ltd., one of the Company's operating subsidiaries in Canada;

"Black Max Middle East": Black Max Downhole Tools (Middle East) Ltd., a subsidiary of the Company that is currently inactive;

"Black Max U.S.": Black Max Downhole Tools, Incorporated, one of the Company's operating subsidiaries in the United States;

"BlackStar™ EM MWD system": the Company's electromagnetic measurement while drilling technology;

"CanFish": CanFish Services Inc., the Company's operating subsidiary in Canada that provides downhole "fishing" products and services;

"CDDS": Canadian Downhole Drill Systems Inc., a subsidiary of the Company that holds the patents to certain technology employed in the Company's drilling motors;

"Common Shares": the Class "A" common shares without par value in the capital of the Company;

"Company or NQL": NQL Drilling Tools Inc. and, where the context requires, its Subsidiaries;

"DPI": Diamond Products International, Inc., a subsidiary of the Company that designs, manufactures and markets PDC Bits and Natural Diamond Bits;

"DPI Venezuela": DPI Venezuela, C.A., the Company's Venezuelan subsidiary that markets PDC Bits and Natural Diamond Bits;

"EM MWD": electromagnetic measurement while drilling;

"Fishing": the process of recovering downhole tools, drillstring, tubing or other materials in a wellbore;

"NBJ Bolivia": NBJ Manufacturas Petroleras (Bolivia) S.A., the Company's Bolivian subsidiary that machines and manufactures products primarily for the oil and gas industry;

"NBJ Manufacturing": NBJ Manufacturing Ltd., the Company's Canadian subsidiary that machines and manufactures products primarily for the oil and gas industry;

"NorthStar": NorthStar Drilling Systems Inc., a subsidiary of the Company that holds the patents to certain technology related to the BlackStar™ EM MWD system;

"NQL Finance": NQL Finance LLC, a US limited liability company;

"NQL US": NQL (US) Inc., a US holding company (formerly named National Quick Lube, Inc.);

"NQL Barbados": NQL (Barbados) Ltd., a subsidiary of the Company, which supplies the Company's products internationally;

"NQL Holland": NQL Holland B.V., a Dutch holding company;

"Numeric": Numeric Machine Ltd., a former subsidiary of the Company that was wound up into NBJ Manufacturing;

"Newburgh": Newburgh Industries Ltd., an Irish company that owns technology related to a downhole tool to be marketed by NQL and its subsidiaries in the future.

"P&T": P&T Servicios Petroleros, C.A., the Company's operating subsidiary in Venezuela;

"Pre Tempca": Pre Tempca Servicios de Mexico S.A. de C.V., the Company's operating subsidiary in Mexico;

"RTI": RTI, LLC, a US limited liability company that owns the technology related to the RTI tool;

"RTI tool" a downhole tool used in re-entry applications;

"Subsidiaries": 3065720, Ackerman International, Ackerman International Holland, Black Max Argentina, Black Max Canada, Black Max U.S., CanFish, CDDS, DPI, DPI Venezuela, NQL Barbados, NQL Holland, V.O.F. ACE Downhole Tools, NBJ Manufacturing, NQL US, P&T, Black Max Bolivia, Black Max Middle East, NBJ Bolivia, NorthStar, NQL Finance, and Pre Tempca or any one or more of them as the context requires;

"V.O.F. ACE Downhole Tools": V.O.F. ACE Downhole Tools and Services, a Dutch partnership which is the Company's operating entity in Holland.

Item 2:

Corporate Structure

(1) **Incorporation or Organization of the Company**

The Company was incorporated under the laws of the Province of British Columbia on April 28, 1986 under the name "D.F.I. Ventures Ltd." by registration of its Memorandum and Articles with the British Columbia Registrar of Companies. Its name was changed to "National Quick Lube Ltd." effective January 17, 1989 and its share capital was consolidated on a one new share for two old shares basis. The Company's name was changed to "NQL Drilling Tools Inc." effective June 14, 1994 and its share capital was consolidated on a one new share for four old shares basis. On March 29, 1995, the Company was continued into the Province of Alberta.

(2) **Subsidiaries**

As of December 31, 2002, the Company had twenty-three subsidiaries. Its Canadian wholly owned subsidiaries, Black Max DownholeTools Ltd., Canadian Downhole Drill Systems Inc., CanFish Services Inc., Black Max Downhole Tools (Middle East) Ltd., and NorthStar Drilling Systems Inc. were incorporated under the laws of the Province of Alberta by Articles of Incorporation on February 20, 1992, November 25, 1987, January 31, 1996, November 14, 1997 and July 26, 1994, respectively. Its Canadian wholly owned subsidiary, NBJ Manufacturing Ltd., was amalgamated with other wholly owned subsidiaries of the Company under the laws of the Province of Alberta on March 7, 1997. Its Canadian wholly owned subsidiary, 3065720 Nova Scotia Company, was incorporated under the laws of the Province of Nova Scotia on August 23, 2002, Its U.S. wholly owned subsidiaries, NQL (US) Inc. (formerly National Quick Lube Inc.), Black Max Downhole Tools Inc., Ackerman International, Corp. and NorthStar Systems Holdings Inc., were incorporated by Articles of Incorporation pursuant to the laws of the State of Delaware on September 18, 1987, pursuant to the laws of the State of Texas on February 20, 1991, pursuant to the laws of the State of Illinois on December 21, 1979, and pursuant to the laws of the State of Delaware on July 16, 1998, respectively. The Company's wholly owned subsidiary, Diamond Products International, Inc., was created through articles of merger pursuant to the laws of the State of Texas on August 29, 2002. The Company's wholly owned Dutch subsidiaries, NQL Holland, B.V. and Ackerman International Holland B.V., were incorporated pursuant to the laws of the Netherlands on December 29, 1995 and June 28, 1977, respectively. The Company, through NQL Holland, B.V. and Ackerman International Holland B.V., owns 100% of V.O.F. ACE Downhole Tools and Services, a Dutch partnership. The Company's wholly owned Barbados subsidiary, NQL (Barbados) Ltd., was incorporated pursuant to the laws of Barbados on September 18, 1997. The Company's wholly owned Venezuelan subsidiaries, P&T Servicios Petroleros, C.A., and DPI Venezuela, C.A. were incorporated pursuant to the laws of Venezuela on March 30, 1984 and April 7, 1978 respectively. The Company'swholly owned Bolivian subsidiary, Black Max Bolivia S.R.L, was incorporated pursuant to the laws of Bolivia on October 29, 1998, and was converted to Black Max S.A. on November 3, 1999. The Company's wholly owned Mexican subsidiary, Pre Tempca Servicios de Mexico S.A. de C.V., was incorporated pursuant to the laws of Mexico on June 7, 2001. The Company's wholly owned Turks & Caicos subsidiary, NorthStar Drilling Services Ltd., was incorporated pursuant to the laws of Turks and Caicos. The Company's wholly owned Argentine subsidiary, Black Max Argentina S.A., was incorporated pursuant to the laws of Argentina on October 25, 2001. The Company's partially owned (70%) subsidiary, NBJ Manufacturas Petroleras (Bolivia) S.A. was incorporated pursuant to the laws of Bolivia on November 4, 1998. The Company's wholly owned limited liability company, NQL Finance LLC, was formed pursuant to the laws of the state of Delaware on April 4, 2001. The Company's partially owned (20%) limited liability company, RTI LLC was formed pursuant to the laws of the state of Delaware on August 3, 2000.

The following table sets forth the names of subsidiaries of the Company owned directly or indirectly, the percentage of interest owned and the jurisdiction under which each such subsidiary was incorporated, continued or formed as of December 31, 2001:

	Percentage of Interest	Jurisdiction of Incorporation, Continuance or Formation
3065720 Nova Scotia Company	100%	Nova Scotia
Ackerman International Holland B.V.	100%	Holland
Ackerman International Inc.	100%	Illinois
Black Max Argentina S.A.	100%	Argentina
Black Max Downhole Tools (Middle East) Ltd.	100%	Alberta
Black Max Downhole Tools Ltd.	100%	Alberta
Black Max Downhole Tools, Incorporated	100%	Texas
Black Max S.A.	100%	Bolivia
Canadian Downhole Drill Systems Inc.	100%	Alberta
CanFish Services Inc.	100%	Alberta
Diamond Products International, Inc.	100%	Texas
DPI Venezuela, C.A.	100%	Venezuela
NBJ Manufacturas Petroleras (Bolivia) S.A.	70%	Bolivia
NBJ Manufacturing Ltd.	100%	Alberta
NorthStar Drilling Services Ltd.	100%	Turks & Caicos
NorthStar Drilling Systems Inc.	100%	Alberta
NQL (Barbados) Ltd.	100%	Barbados
NQL (US) Inc.	100%	Delaware
NQL Finance LLC	100%	Delaware
NQL Holland, B.V.	100%	Holland
P&T Servicios Petroleros, C.A.	100%	Venezuela
Pre Tempca Servicios de Mexico S.A. de C.V.	100%	Mexico
RTI, LLC	20%	Delaware
V.O.F. ACE Downhole Tools and Services	100%	Holland

Item 3:

General Development of the Business

The Company is a Nisku, Alberta, based company, which provides downhole tools, technology and services used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis.

The Company offers a number of downhole tools and services, including the Black Max™ drilling motor, Beaver™ whipstocks and mills and window milling services, BlackStar™ EM MWD system, drilling jars, shock subs and drilling bits as well as various other complementary products. The Company also has two wholly owned subsidiaries, NBJ Manufacturing and NBJ Bolivia, which machine and manufacture products for internal use and for other third party customers, primarily in the oil and gas industry. As well, the Company has a wholly owned subsidiary, CanFish, which provides fishing tools and services to the oil and gas industry. The companies wholly owned Venezuelan and Mexican subsidiaries, P&T and Pre Tempca, provide tong and casing services to customers in their respective areas of operation.

The Company's operations are headquartered in Nisku, Alberta. In addition to the service centre in Nisku, the Company has service centres in Estevan, Saskatchewan; Calgary, Alberta; Houston, Stafford and Odessa, Texas; Bakersfield, California; Mt. Carmel, Illinois; Casper, Wyoming; Lafayette, Louisiana; Venezuela; Holland; Bolivia, Argentina, the U.A.E., Mexico, Singapore and Australia. The facilities in Singapore and Australia are being operated through business associates. The primary obligations of the Company's business associates are to market the Company's products and to provide service facilities. The Company's primary obligation is to supply the required products. The Company's CanFish operations have facilities in Nisku, Grande Prairie, Lloydminster, and Whitecourt, Alberta. The Company's Ackerman International subsidiary has facilities in Mt. Carmel, Illinois and Parkersburg, West Virginia. The facility in Holland is operated through V.O.F. ACE Downhole Tools, a Dutch partnership in which NQL owns both partners, NQL Holland and Ackerman International Holland (acquired through the Ackerman International acquisition). The Company also operates marketing and tool stocking facilities in Oklahoma City, Oklahoma and Traverse City, Michigan and has sales offices in Calgary, Alberta, Denver, Colorado and Aberdeen, Scotland. The three service centres in Venezuela are operated through P&T. The Bolivian service center is operated through Black Max Bolivia. The service center in Dubai of the U.A.E. is operated as a branch of the Company's NQL Barbados subsidiary. The Company's Mexican facility is operated through Pre Tempca. The Company's Argentine facility is operated through Black Max Argentina. The Company's DPI subsidiary is headquartered in Houston, Texas and has sales offices or agents throughout North America, Latin America, Europe, Africa, the Middle East and the Asia/Pacific regions.

Black Max Canada, Black Max U.S. and CDDS were acquired by the Company effective January 1, 1993. The Company acquired Beaver Oil Tool Ltd. and Ray-Son Rentals Ltd. effective September 1, 1995. These companies, which previously marketed the Beaver™ and Ray-Son products, were subsequently merged into Black Max Canada.

NBJ Manufacturing was acquired by the Company effective December 1, 1996. NBJ Manufacturing operates from premises adjacent to the Nisku headquarters. (See "Office, Manufacturing and Product Development Facilities" below).

P&T was acquired by the Company effective September 1, 1997. P&T is based in Ciudad Ojeda, Venezuela with additional service facilities in Anaco and Barinas, Venezuela. In addition to the Company's three product lines, P&T also offers various casing services making it more of a complete oilfield service company. P&T was previously the Company's joint venture partner for the supply of motors in Venezuela.

The Company's wholly owned Bolivian subsidiary, Black Max Bolivia, operates a service facility in Santa Cruz, Bolivia. As well, through its 70 percent-owned Bolivian subsidiary, NBJ Bolivia, the Company operates a machining and manufacturing facility located adjacent to the service facility.

Effective September 1, 1999, the Company acquired all of the outstanding shares of Stingray Tools Ltd. ("Stingray"), a private oilfield service company located in Calgary, Alberta. On December 31, 1999, Stingray was wound up into Black Max Canada.

Effective January 1, 2000, the Company acquired all the outstanding shares of CanFish, a privately owned specialized oilfield service company based in Nisku, Alberta. CanFish provides specialized downhole "fishing" services (fishing refers to the process of recovering downhole tools, drillstring, tubing or other materials stuck downhole in a wellbore). CanFish also specializes in fishing tool, wireline, pipe recovery services and other specialty tool rentals to Canadian and international oil and gas exploration and production companies. CanFish has facilities in Nisku, Grande Prairie, Whitecourt, and Lloydminster, Alberta.

Effective July 1, 2000, the Company acquired all the outstanding shares of Ackerman International, a privately owned oilfield supply company based in Mt. Carmel, Illinois. Ackerman International has been in the business of supplying new and used drilling bits for more than 30 years and has developed a worldwide client base. In addition to the supply of bits, Ackerman International supplies hole openers, drill pipe, drill collars and other equipment for use in drilling operations. Ackerman was a 50% partner with NQL in the V.O.F. ACE Downhole Tools partnership based in the Netherlands. The acquisition therefore gave NQL 100% ownership of V.O.F. ACE Downhole Tools.

Effective May 15, 2001, the Company acquired all the outstanding shares of NorthStar Drilling Systems Inc. resulting in the strategic merger of NorthStar's proprietary EM MWD technology business with NQL. The BlackStar™ EM MWD tools are now developed, manufactured and marketed through the Company's Black Max subsidiaries.

The Company expanded its international presence in 2001 through a new service facility in Reynosa, Mexico (operating through the Company's Pre Tempca subsidiary). This facility was setup to provide casing services to customers in the area. This will also provide the Company with a base from which to grow as other products and services are added.

Effective September 30, 2001, the Company acquired all of the shares of Numeric, a privately owned machine shop based in Edmonton, Alberta. Numeric had been in the business of providing high precision machining since 1995 and had been one of NQL's largest third party machine shop suppliers for the past several years. On October 1, 2001, this company was wound up into NBJ Manufacturing Ltd. As well, its operations were recently relocated to the Company's machining and manufacturing facility in Nisku.

Effective August 29, 2002 the Company acquired all the outstanding shares of Diamond Products International, Inc. The total cost of purchase was $52,847,000, consisting of share consideration of 126,467 Common Shares with a value of $1,159,000, warrant consideration of 121,535 warrants with a net value of $808,000 and cash of $50,880,000 (including acquisition costs of $1,316,000). The value used to calculate the share and warrant consideration was $9.168. This price was the weighted average trading price of the Company's Common Shares on the TSX for the ten trading days prior to the date a news release was issued announcing the acquisition. Through this acquisition, the Company acquired access to DPI's polycrystalline diamond compact drill bit. DPI provides the Company with products that are complementary to the Company's existing products. For the year ended December 31, 2002, operations of DPI are included for 4 months only. DPI contributed revenues of $12.1 million and had a net income of $1.0 million. As a result of the DPI acquisition the Company's assets increased by $67.6 million as at December 31, 2002.

The Company has a 20% investment in RTI, a company formed to develop technology related to a new downhole tool. This product is marketed exclusively through the Company and its subsidiaries by virtue of a licensing agreement with RTI.

The Company has made advances to Newburgh in exchange for an agreement in principle to acquire a 20% investment in this company. The funds were used to develop technology related to a new downhole tool. This product will be marketed exclusively through the Company and its subsidiaries.

Item 4:

Narrative Description of the Business

General

The Company's has three operating divisions: the Downhole Tools Division, the Oilfield Services Division, and the Manufacturing Division. The Oilfield Services Division consists only of CanFish, which was acquired by the Company effective January 1, 2000. The Manufacturing Division consists of NBJ Manufacturing in Nisku, Alberta and NBJ Bolivia in Santa Cruz, Bolivia.

The Company's downhole tools include: Black Max™ drilling motors, Beaver™ whipstocks and mills, BlackStar™ EM MWD Systems, drilling jars, shock subs, drilling bits, fishing tools, and other related equipment. The Black Max™ drilling motors are manufactured, assembled, serviced and marketed by the Company for lease and to a lesser extent sale, for use in drilling applications, primarily in the oil and gas industry and to a lesser extent, in the utility crossing, mining and environmental drilling markets. These motors (also called "mud motors") are supplied in more than 20 different bearing assembly sizes ranging from $1^{11}/_{16}$" to $11^{1}/_{4}$" in diameter with the ability to create over 90 rotor and stator configurations. The motors work by hydraulically turning the drill bits at the end of the drill stem pipe as opposed to conventional drilling systems, which turn the drill stem pipe (and thereby the drill bit) from the rig floor. The motors are adjustable so as to permit horizontal and directional drilling. The motors have been used in drilling operations for more than ten years on a worldwide basis.

Beaver™ whipstocks and mills and window milling services are provided to domestic and international oil and gas re-entry markets. The Company's drilling jars and shock subs are designed, manufactured and leased to oilfield customers worldwide. Both of these product lines are stocked at most of the Company's service centres.

The BlackStar™ EM MWD System is an advanced wireless guidance technology application used in oil and gas drilling, including underbalanced drilling, and trenchless construction in the utility market (e.g. to drill road and river crossings to install fibre optic cable). In the trenchless construction market, the BlackStar™ EM MWD System is a major technological advance. Due to its innovative and compact design, it is easily convertible for use in both the oil and gas and trenchless construction (utility) industries. The compact design of the BlackStar™ EM MWD System allows it to be easily transported on most commercial airlines.

Only a limited number of companies currently have access to EM technology for use in horizontal and directional drilling. The majority of these companies are using EM technology to gain a competitive advantage in providing horizontal and directional drilling services. NQL is making the BlackStar™ EM technology available on a rental basis to all horizontal and directional drilling service providers – a natural extension of NQL's core business of renting mud motors to these same customers. In addition to serving horizontal and directional drillers in the oil and gas industry, NQL services the trenchless construction (utility) market with mud motors currently rented to a broad base of customers. NQL also has the international infrastructure in place to expand EM rentals outside of Canada.

Through DPI, the Company designs, manufactures and markets quality PDC Bits and Natural Diamond Bits. DPI began operations in 1994 with its headquarters in Houston, Texas and now has over 40 sales locations worldwide. DPI's product line offers a wide range of sizes, styles and features to better deliver performance required for specific applications. DPI provides the Company with increased international and deep drilling exposure, a broader customer base and complementary products to the Company's existing product lines.

CanFish provides specialized downhole "fishing services' which involve the recovery of downhole tools, drillstring, tubing or other materials stuck in a wellbore. CanFish also specializes in fishing tool, wireline, pipe recovery services and other specialty tool rentals to Canadian and international oil and gas exploration and production companies. During fiscal 2002, the majority of CanFish's revenues were derived from the Canadian market. NQL plans to expand CanFish's services internationally through NQL's global service locations. The Company's recently completed premises in Stafford, Texas will be used to launch the Fishing Services division in the US during the year 2003.

The Manufacturing Division provides manufacturing and machining support to the Downhole Tool and Oilfield Services Divisions, through NBJ Manufacturing in Canada and NBJ Bolivia in Bolivia. Although this division's products are sold primarily to other divisions in order to maintain margins, there are some revenues generated from third parties.

For the years ended December 31, 2002, 2001, and 2000, no third party customer exceeded 15% of total consolidated revenues in either the Downhole Tools Division or the Oilfield Services Division.

During the year ended December 31, 2002, approximately 30%, 40% and 30% of the Company's consolidated revenues were generated in Canada, the United States, and internationally, respectively.

As at December 31, 2002, the Company employed approximately 495 employees worldwide of which 57 were employed by the Oilfield Services Division and 62 were employed by the Manufacturing Division.

Office, Manufacturing and Product Development Facilities

The Company owns office, manufacturing, assembly and service facilities of approximately 45,000 square feet and 21,000 square feet located in Nisku, Alberta and Stafford (Houston), Texas, respectively. In the year 2002, the Company completed construction of a new 24,000 square foot facility in Stafford (Houston), Texas adjacent to its existing facility. This facility will house the BlackStar EM MWD operations and also provide a base for expansion of the Fishing Services Division into the US.

The Company also owns facilities in Estevan, Saskatchewan; Grande Prairie, Alberta; Odessa, Texas; Casper, Wyoming; and Lafayette, Louisiana. The Company leases premises in Calgary, Alberta; Lloydminster, Saskatchewan; Whitecourt, Alberta; Bakersfield, California; and Mt. Carmel, Illinois. The Company also leases a second facility in Nisku, Alberta. Internationally, through business associates, the Company has service facilities in Singapore and Australia. A service facility has also been leased in the Netherlands. The Company also owns two and leases one service facility in Venezuela. The Company also owns a service facility and a machine shop in Bolivia. The Company also leases service facilities in the United Arab Emirates, Mexico and Argentina. The Company also operates marketing and tool stocking facilities in Oklahoma City, Oklahoma and Traverse City, Michigan.

During fiscal 2002, NBJ Manufacturing operated out of an approximately 58,000 square foot Company owned facility adjacent to the Nisku headquarters. Of this, 6,000 square feet has been allocated for R & D.

Ackerman International operates from leased facilities in Mt. Carmel, Illinois and Parkersburg, West Virginia.

DPI operates from leased premises located in Houston, Texas consisting of approximately 59,000 square feet. These premises also serve as DPI's engineering, R & D, and manufacturing facilities.

Product Development and Manufacturing

The Company, through its Subsidiaries, is solely responsible for the design, production and maintenance of all the Company's downhole tools. Because of the requirement for precision tooling, there is a requirement for NC (numeric control) machine tools to undertake the projects. NC machine tools also provide greater cost effectiveness.

Manufacturing of the components of the downhole tools for both the Downhole Tools Division and the Oilfield Services Division is done through both NBJ Manufacturing and through contract to outside NC machining facilities. Prior to acquisition by the Company, both NBJ Manufacturing and Numeric were regular third party suppliers for machining and manufacturing of both proprietary and generic parts for the Company's downhole tools. The manufacturing capacity of NBJ Manufacturing, NBJ Bolivia and other qualified NC machining facilities is adequate to meet the Company's current and anticipated future manufacturing requirements. The manufacturing capacity is only limited by the supply of purchased parts such as the rotor, stator and bearings.

Assembly, testing and quality assurance is undertaken in the Company's facility in Nisku, Alberta. In July 1994, Black Max Canada received its ISO 9001 certification, which is the highest quality control rating in the industry.

DPI manufactures its products at its headquarters in Houston, Texas. Its manufacturing capacity is adequate to meet the Company's current and anticipated future manufacturing requirements. Its manufacturing capacity is only limited by the supply of purchased parts such as diamonds. DPI has also received its ISO 9001 certification.

Product Uniqueness, Patents and Proprietary Technologies

Major components of the Company's downhole tools and related products, including the adjustable bent housing, drive shaft and bearing assemblies are protected by patents. As the Company develops new technology, additional patent protection is obtained when available and there are presently several patents pending. The fact that the Company primarily leases its downhole tools as opposed to selling them also aids in protecting the technology employed in the tools as it gives it greater control over the tools themselves and thus the technology.

With respect to DPI's product lines, DPI has obtained a number of patents with respect to its product lines. As new technology is developed, patent protection is obtained when available and there are presently several patents pending.

Research and Development

The Company engages in ongoing research and development, which consists primarily of improving existing technology and identifying and developing new technology to satisfy customer needs. Records are maintained for all the major components of the Company's products that allow problem areas to be identified. Opportunities for the development of new technology are customer driven and arise largely from the Company's continued contacts with customers. As the needs of customers are identified, the Company's engineering staff evaluates and determines the feasibility and potential of new technology. If appropriate, prototypes are then designed and tested with a view to commercialization. The Company has specifically allocated approximately 6,000 square feet of space in its NBJ Manufacturing facility geared to research and development.

Markets and Marketing

The Company's marketing strategy is to primarily target the oil and gas horizontal and directional drilling, performance/straight hole drilling and re-entry markets in Canada, the United States and selected international markets. Secondary markets for the Company's downhole tools are the utility crossing, mining and environmental drilling markets.

Internationally, opportunities for the Company and other downhole tool suppliers to develop a market presence in the international oil and gas industry continue to exist largely due to market demand versus availability. In recognition of these opportunities, the Company continues to identify international expansion opportunities and potential acquisition candidates.

In developing drilling motors especially, the barriers to market entry are substantial and should reserve most of the market potential for existing suppliers. Entrants to this market face the difficulties of high R & D costs, a long lead-time prior to market entry (for development and field trials) and the high cost of qualified product development personnel. Also, full-service drilling companies are not likely to develop a full range of motors but only the high demand sizes.

Competition

As of December 31, 2002, there were approximately seven companies that manufacture downhole motor assemblies which management considers being competition to the Company. Management considers Dreco Energy Services Ltd., which is owned by National-Oilwell Inc., Wenzel Downhole Tools Ltd., and Bico Drilling Tools Inc. as the Company's primary competitors in Canada and the U.S. Each manufactures high performance adjustable motors for the third party rental market. In addition, there are also 6 large companies that manufacture downhole motor assemblies for in-house purposes only and thus, are considered indirect competitors. There are approximately 20 drill bit suppliers that compete against the Company's DPI product line. Of these, the Company considers Smith International, Baker Hughes, Halliburton and Grant Prideco to be its main competitors.

In the Oilfield Services Division, the major competitors are Weatherford International, Inc. and Baker Oil Tools (which is owned by Baker Hughes Incorporated).

The following have been identified by management as key competitive advantages the Company has over other suppliers of downhole tools:

1. The Company's technology exceeds capabilities and economic performance of most mud marine and fixed bent housing motors commonly used in-house by drilling service companies.

2. The Company's downhole tools are field-proven products.

3. ISO 9001 certification.

4. The Company has a good track record in the industry with quality products and good customer support.

5. Large range of motors gives flexibility to meet every drilling niche.

6. Ability to design and develop new motors quickly to meet emerging market niches.

7. The product design and operational characteristics of the Company's drilling motors allow it to diversify into non-oil and gas markets, including mining, utility and environmental drilling markets.

8. Canada is recognized internationally as an industry-leading supplier of quality motor system technologies

9. State of the art testing units (dynomometers) at all service facilities.

Management has identified the following risk factors:

1. Market fluctuations in the price of oil and gas impacts upon the level of drilling activity in the oil and gas industry. A decline in the market price of oil and gas generally results in reduced drilling activity that can in turn have an adverse effect on the profitability of the Company. The risk is somewhat mitigated in that the Black Max™ motors are also utilized in other industries (i.e. utility crossing, mining, environmental).

2. The Company's long-term international business development will require a substantial investment in sales programs, inventory and service facilities in any new overseas markets. In the past, the Company has been able to minimize investment in international projects and the attendant risks by entering into alliances with other drilling industry participants.

3. As several other companies have similar technology, the Company will be required to maintain a focused and efficient/effective domestic and international sales/marketing program to maintain current market penetration and exploit selected evolving market opportunities.

4. In the long-term, some of the larger, directional drilling service companies are moving toward the in-house manufacture of products similar to that of the Company's motor assemblies. This could have a negative effect on the Company's current sales to those clients if reliable motors are developed. There are, however, substantial barriers to market entry and the larger, directional drilling service companies tend to limit their motor fleet to a few motor sizes thereby ensuring a need for third party suppliers such as the Company with the ability to supply a large number of motor sizes. Additionally, a significant percentage of the Company's revenues are derived from small, independent directional drilling companies.

5. Foreign operations may be adversely affected by local political and economic developments, exchange controls, currency fluctuations, royalty and tax increases, retroactive tax claims, renegotiations of contracts with governmental entities, expropriation, import and export regulations and other foreign laws or policies governing operations of foreign based companies, as well as by laws and policies of Canada and the United States affecting foreign trade, taxation and investment. In addition, as the Company's foreign operations are governed by foreign laws, in the event of a dispute the Company may be subject to the exclusive jurisdiction of foreign courts and the application of foreign laws or may not be successful in subjecting foreign persons to the jurisdiction of Canadian courts. The Company may also be hindered or prevented from enforcing its rights with respect to a governmental instrumentality by the doctrine of sovereign immunity. The Company's business is subject to political risks inherent in most of its foreign operations.

Item 5:

Selected Consolidated Financial Information

FOR THE FISCAL PERIODS ENDED DECEMBER 31 AND AUGUST 31, (In thousands of Canadian $, except per share figures)					
	2002(1)	2001(1)	2000(1)	1999(2)	1998(3)
REVENUE	$96,700	$124,961	$87,019	$51,551	$61,289
INCOME (LOSS) FROM CONTINUING OPERATIONS					
TOTAL	$ (5,877)	$13,520	$9,884	$321	$ 7,762
PER SHARE - BASIC	$ (0.24)	$0.61	$0.52	$0.02	$0.53
PER SHARE – DILUTED	$ (0.24)	$0.60	$0.51	$0.02	$0.50
TOTAL ASSETS	$305,578	$236,779	$172,348	$110,045	$102,328
LONG-TERM DEBT	$2,113	$17,320	$10,741	$530	$ 5,122
CASH DIVIDENDS DECLARED	---	---	---	---	---
NET INCOME					
TOTAL	$ (5,877)	$13,520	$9,884	$321	$8,075
PER SHARE - BASIC	$ (0.24)	$0.61	$0.52	$0.02	$0. 55
PER SHARE – DILUTED	$ (0.24)	$0.60	$0.51	$0.02	$0. 52

(1) For the year ended December 31st
(2) For the sixteen months ended December 31st
(3) For the year ended August 31st

The Company has not paid any dividends on its Class "A" common shares and has no current intention to pay dividends. The Board of Directors is of the view that available funds are best utilized to finance growth of the Company.

Item 6:

Management's Discussion and Analysis

Overview

This management's discussion and analysis focuses on key statistics from the Consolidated Financial Statements of NQL Drilling Tools Inc. (the "Company"), and pertains to known risks and uncertainties relating to the oil and gas services sector. This discussion should not be considered all-inclusive as it excludes changes that may occur in general economic, political and environmental conditions. This discussion and analysis of the financial condition and results of operations of the Company should be read in conjunction with the Company's Consolidated Financial Statements and the notes thereto.

As a result of marked decline in activity in 2002, revenue, earnings and operational activity decreased in comparison with last year. Demand for the company's products and services fell in conjunction with lower overall level of drilling activity in most of the Company's major markets.

RESULTS OF OPERATIONS

($000s, except per share amounts)

	2002	2001	% Change
Revenues	$96,700	$124,961	(23%)
Income (loss)			
before goodwill amortization	($5,877)	$15,648	(138%)
after goodwill amortization	($5,877)	$13,520	(143%)
Earnings (loss) per share (diluted)			
before goodwill amortization	($0.24)	$0.70	(134%)
after goodwill amortization	($0.24)	$0.60	(140%)

REVENUES

Consolidated

For the year ended December31, 2002, NQL recorded revenues of $96.7 million. This represents a decrease of $28.3 million over the $125 million recorded for 2001.

Geographic Segments

Revenues in Canada are generated by all three of the Company's operating divisions: Downhole Tools, Oilfield Services, and Manufacturing. Canadian revenues decreased 30% to $29.5 million (including $0.90 million in EM revenues) from $42.0 million in 2001. This decline in revenues can be attributed to a general reduction in drilling activity in the Canadian market compared to the prior year and to a slower than expected start to the Canadian winter drilling season.

US revenues are generated by the Downhole Tools Division. US revenues decreased 26% to $38.7 million (including $2.7 million in EM revenues) from $52.5 million (including $3.0 million in EM revenues) in 2001, again due primarily to the general decrease in industry activity as well as the decline in activity in the utility and trenchless construction industry. Revenues from the Company's Black Max operation accounted for a large percentage of the revenues, comprising $26.6 million compared with $41.3 million a year earlier. Revenues from Ackerman International Inc. for the year were $6.3 million compared with $11.2 million in 2001.

International revenues are derived primarily from the Downhole Tools Division with a small amount of revenue generated by the Manufacturing Division. International revenues decreased 6% to $28.5 million from $30.4 million last year. This decline was due to the depressed operating environments in the oil and gas industries in some of the Company's international markets due to ongoing geopolitical uncertainty. Specifically, operations in Venezuela were affected by political instability in the latter part of the year. As a result, Venezuela posted a 46% reduction in revenues to $8.3 million compared with 2001 revenues of $15.4 million. Operations in Mexico posted revenues of $1.4 million, a decrease of 13% over 2001 revenues of $1.6 million. Operations in Holland posted revenues of $3.0 million, a decrease of 29% over 2001 revenues of $4.3 million. Operations in U.A.E. posted revenues of $4.1 million, an increase of 64% over 2001 revenues of $2.5 million. The remaining international revenues came from operations in Argentina, Bolivia, and sales to Vietnam, Nigeria, Australia, and the North Sea.

The Company completed the acquisition of Diamond Products International Inc. ("DPI") effective August 29, 2002. Revenues of DPI for the four months ended December 31, 2002 were $12.1 million ($0.80 million in Canada, $5.8 million in the US and $5.5 in International markets). Internationally, DPI earns revenues in the Middle East, Europe, Africa, and Asia Pacific regions.

Revenues by Geographical Segment	2002	2001	% Change
Consolidated	$96,700	$124,961	(23%)
Canada	$29,461	$42,010	(30%)
U.S.	$38,695	$52,519	(26%)
International	$28,544	$30,432	(6%)

Operating Divisions

The Downhole Tools Division comprises the operations of Black Max Downhole Tools Ltd. (Canadian operations) and Black Max Downhole Tools Inc. (US operations) as well as several other businesses currently operating under the Black Max banner. This division also includes the operations of Ackerman International and DPI. The Downhole Tools division also operates internationally through various subsidiaries. The Division designs, manufactures, services and markets downhole drilling motors, whipstocks, mills, EM MWD guidance systems, drilling jars, shock subs, drilling bits (including PDC bits) and a number of other downhole tools such as flex subs, bent housings and swivels. Revenues for the Division in 2002 amounted to $79.8 million, a decrease of 23% over 2001 revenues of $103.0 million.

The Oilfield Services Division provides specialized downhole fishing through NQL's wholly-owned subsidiary, CanFish Services Inc. Revenues for the Division for 2002 amounted to $14.3 million compared to $19.0 million in 2001.

The decrease in revenues for both the Downhole Tools Division and the Oilfield Services Division can be attributed to a general reduction in worldwide drilling activity caused in some international markets by geopolitical uncertainty.

The Manufacturing Division derives its revenue from manufacturing and machining facilities in Nisku, Alberta, Canada and Santa Cruz, Bolivia. As this Division's products are sold primarily to the Downhole Tools Division in order to maintain margins, the majority of its revenues are eliminated upon consolidation. Revenues for the Division from third parties amounted to $2.6 million, a decrease of 12% over the $2.9 million recorded for 2001. The decrease in third party revenues is primarily attributed to the decline in activity in the Oil and Gas industry as well as an increasing focus on internal machining versus third party machining.

Revenues by Operating Division	2002	2001	% Change
Consolidated	$96,700	$124,961	(23%)
Downhole Tools	$79,764	$103,042	(23%)
Oilfield Services	$14,348	$18,990	(24%)
Manufacturing	$2,588	$2,929	(12%)

EXPENSES

Direct expenses for 2002 were $54,472 million (56% of sales) compared to $62,093 million (50% of sales) for 2001. The decrease in expenses can be attributed to lower sales for the year. Gross margin for 2002 was 44%, a change of 6% from a gross margin of 50% in 2001. The decrease in gross margin can be primarily attributed to the fixed component of direct costs combined with declining revenues. As well, gross margin was impacted from increased pricing pressures on some of the Company's products and services due to additional competition in the marketplace.

The increase in general and administrative expenses relates primarily to the G&A of DPI, which did not exist in the prior year. On an organic basis (i.e. by excluding G&A from DPI), G&A would have been 25.7 million, or an increase of 10%. The increase also relates to the accounting for G&A expenses in the Company's EM operations. The division had previously been involved in an extensive build program of new EM tools, therefore, overhead associated with this was being capitalized. These tools were completed during the third quarter of 2002 and, therefore, the previously capitalized G&A was then expensed through the income statement. As well, operations relating to the Company's EM product line and operations in Argentina were acquired on May 15, 2001 and the Company's Mexican operations were set up during May 2001. Therefore, G&A relating to this product line and these areas did not exist for a full twelve months in 2001. The remainder of the increase relates to other miscellaneous increases spread over the Company's subsidiaries around the world.

Amortization expense increased to $14.8 million in 2002 from $12.4 million in 2001. The increase relates to additional amortization relating to DPI, which was acquired during 2002. As mentioned above, certain areas did not exist for a full twelve months last year and, therefore, amortization in 2002 increased accordingly. Additional amortization was also incurred during 2002 relating to deferred development costs as well as the additional amortization on the increase in capital asset additions during the year.

Interest expense increased to $5.5 million from $3.5 million in 2001. This increase relates primarily to interest and financing costs incurred on funds borrowed to acquire DPI during the year as well as interest incurred by DPI itself on its operating line and long-term debt.

Because the Company was in a loss position in many of its jurisdictions around the world, it received the benefit of an income tax recovery of $2.5 million during the year compared with an income tax expense of $12.1 million in 2001. Future income tax recovery for 2002 was $0.3 million compared to $3.7 million in 2001.

Goodwill increased as a result of the acquisition of DPI. Goodwill amortization, however, decreased for the year due to changes in the Company's accounting policies. Under new accounting standards, goodwill is no longer amortized.

EARNINGS

The Company recorded a loss for the year ended December 31, 2002 of $5.9 million, compared to earnings of $13.5 million for the year ended December 31, 2001. Diluted loss per share amounted to $0.24 compared to earnings of $0.60 per share for 2001. The loss for the year can be attributed to the decline in revenues resulting from a decrease in worldwide drilling activity caused in some markets by ongoing geopolitical uncertainty.

BUSINESS ACQUISITIONS

Effective August 29, 2002, the Company acquired DPI for a total cost of $52,847,000 consisting of share consideration of 126,467 Class A common shares with a value of $1,159,000, warrant consideration of 121,535 warrants with a net value of $808,000 and cash of $50,880,000. Through this acquisition, the Company acquired access to DPI's polycrystalline diamond compact drill bit. DPI provides the Company with complementary product offerings with further opportunities through the combination of DPI's drill bits with the Black Max mud motor and rotary steerable offerings. This acquisition is also expected to provide the Company with increased international and deep drilling exposure as well as a broader customer base. The acquisition was financed by a bridge loan of $53,000,000 from a syndicate of Canadian lending institutions of which $34.6 million remains outstanding and is presently due and payable on May 30, 2003.

CAPITAL EXPENDITURES

Additions to capital assets for 2002 were $19.7 million compared to $19.5 million for 2001. These additions primarily include new EM tools, a new facility in Stafford (Houston), Texas, new manufacturing equipment, and a general increase in other downhole tools.

QUARTERLY INFORMATION

(In thousands of Canadian $, except per share figures)

	2002				2001			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$30,276	$23,276	$19,903	$23,245	$30,711	$33,525	$31,737	$28,988
Direct Expenses	$17,515	$13,064	$10,880	$13,013	$17,744	$15,396	$15,228	$13,725
Gross Margin	$12,761	$10,212	$9,023	$10,232	$12,967	$18,129	$16,509	$15,263
General & admin.	$10,385	$7,276	$6,738	$5,379	$5,841	$6,615	$6,358	$4,543
Amortization	$4,315	$3,542	$3,366	$3,529	$3,606	$3,232	$3,140	$2,449
Foreign exchange	$245	($671)	$93	$1,173	$544	($476)	($627)	$87
	$14,945	$10,147	$10,197	$10,081	$9,991	$9,371	$8,871	$7,079
Income before interest expense, income taxes and goodwill amortization	($2,184)	$65	($1,174)	$151	$2,976	$8,758	$7,638	$8,184
Interest expense	$2,285	$1,579	$942	$736	$788	$939	$977	$832
Income before income taxes and goodwill amortization	($4,469)	($1,514)	($2,116)	($585)	$2,188	$7,819	$6,661	$7,352
Income tax recovery (expense) – current	$1,694	$867	$39	($91)	($1,899)	($4,037)	($3,017)	($3,156)
Income tax recovery (expense) – future	$245	$531	($203)	($275)	$1,085	$1,333	$1,026	$293
	$1,939	$1,398	($164)	($366)	($814)	($2,704)	($1,991)	($2,863)
Income before goodwill amortization	($2,530)	($116)	($2,280)	($951)	$1,374	$5,115	$4,670	$4,489
Goodwill amortization, net of income taxes	$ ---	$ ---	$ ---	$ ---	$656	$597	$503	$372
Net Income	($2,530)	($116)	($2,280)	($951)	$718	$4,518	$4,167	$4,117
Earnings per share – basic	($0.10)	$0.00	($0.10)	($0.04)	$0.03	$0.19	$0.19	$0.21
Earnings per share – diluted	($0.10)	$0.00	($0.10)	($0.04)	$0.03	$0.19	$0.19	$0.21

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2002, the Company had long-term debt of $22.4 million. This debt is comprised of a capital loan of $16 million, subordinated debt assumed with the acquisition of DPI of $3.1 million, a mortgage in the amount of $1.1 relating to the new facility in Stafford, Texas, an installment sale agreement of $0.50 million relating to the facility in Casper, Wyoming, a promissory note of $0.40 million resulting from the Ackerman International acquisition in 2000, $0.50 million in long-term employment benefits payable in South America, and $0.80 million in other miscellaneous loans and agreements. The capital loan, which requires quarterly principal payments of $1 million, currently bears interest at the prime rate plus 4.25% per annum. The Company also has a bridge loan outstanding in the amount of $34.6 million, which becomes due on May 30, 2003. The bridge loan currently bears interest at prime rate plus 4.25%. The subordinated debt currently bears interest at 10%.

As of December 31, 2002, the Company had bank indebtedness relating to its credit facilities of $37.9 million compared to $29.5 million in 2001. The credit facilities available to the Company and its subsidiaries at December 31, 2002 included a Canadian bank operating facility of up to $30 million bearing interest at the Canadian bank's prime interest rate plus 1.0% per annum (currently prime plus 4.25%) secured by accounts receivable and inventory. The Company also had operating lines available at December 31, 2002 at two US banks in the amounts of US $3.0 million bearing interest at prime plus 0% and US $3.0 million (currently at US $1.6 million) bearing interest at prime plus 0.5%, respectively. The Company also had an operating line at a Dutch bank in the amount of 350,000 Euros (As of December 31, 2002, one Euro equaled 0.605 Canadian Dollars).

The Company is currently in violation of certain profit-based covenants under its financing arrangements and has required a series of extensions with regard to the bridge loan repayments. The Company has appointed a special committee of the Board of Directors whose mandate is to work with managementand its financial advisors to explore refinancing alternatives.

As at December 31, 2002, the Company has a $17.4 working capital deficiency (2001 – working capital surplus of $29.4 million). This deficiency arose primarily from a $34.6 million bridge loan, which is due May 30, 2003 and from $16.0 million of term debt that is classified as a current liability due to the violation of financial covenants.

Through an over subscribed equity offering which closed December 19, 2002, the Company successfully raised total gross proceeds of $24,667,500 from the issuance of 3,450,000 common shares. Net proceeds from this offering were used primarily to reduce the Company's bridge loan and for working capital.

ENVIRONMENTAL MATTERS

The Company operates with a sense of the importance of protecting the environment and is not aware of circumstances that would create any significant financial responsibility for environmental matters.

MANAGEMENT AND FINANCIAL CONTROLS

In the past year, the Company has introduced several changes to its accounting policies in the areas of stock-based compensation programs, intangible assets and goodwill.

Stock-Based Compensation Plans

Effective January 1, 2002, the Company adopted prospectively, the new accounting standard with respect to the accounting and disclosure of stock-based compensation. The Company has elected to account for stock options by measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of the grant over the exercise price. As no stock options have been issued at an exercise price below the quoted market value of the stock, no compensation expense has been recognized in the financial statements for stock options granted during the period.

Under this new accounting standard, companies that elect a method other than the fair value method of accounting are required to disclose pro forma net income and earnings per share information, using a pricing model such as the Black-Scholes model, as if the fair value method of accounting had been used. These new rules do not apply to pre-existing awards except for those awards that call for settlement in cash or other assets.

Intangible Assets and Goodwill

As a result of the new recommendations by the Canadian Institute of Chartered Accountants ("CICA") concerning accounting for intangible assets and goodwill, the Company changed, effective January 1, 2002, its treatment of such items and apply the CICA recommendations. Rather than being systematically amortized, the carrying value of intangible assets with indefinite lives, and goodwill, will be periodically tested for impairment. Intangible assets with finite lives will be annually reviewed in respect of their useful lives. The test is applied to each of the Company's reporting units as identified in accordance with the criteria set out in the CICA handbook

BUSINESS RISKS AND FUTURE OUTLOOK

The demand for the Company's products and services are largely dependent upon the level of expenditures by oil and gas companies on exploration and development activities. Exploration and development activities are affected by a number of factors, which include fluctuations in commodity prices, changes in equity markets, taxation and governmental regulations, and general economic conditions. The Company attempts to mitigate some of these risks through additional applications for its tools in industries such as the utility, environmental and trenchless

construction. Also, as the Company continues to expand its operations internationally, it must be aware of any inherent business risks associated with doing so. The Company has attempted to mitigate these risks by establishing alliances with partners who are familiar with the economic climate and have experience in the foreign jurisdictions being explored. As well, a comprehensive insurance program is maintained to protect against significant losses, while maintaining levels of risk within the Company which management believes to be acceptable. The Company believes that its liability, property and business interruption insurance is adequate and consistent with common industry practice.

While the consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, several adverse conditions and events cast doubt upon the validity of this assumption. The Company must obtain revisions to existing financial covenants and bank loan terms. The Company is pursuing various options with its lenders for changes in the terms of its credit facilities. The Company's continued existence is dependent upon its ability to restructure its financing arrangements.

The potential impact of any of the above factors on the operations of the Company is difficult to determine with any degree of certainty.

Sequential monthly results indicate that the international market is improving and notwithstanding the seasonal slowdown in drilling operations in Canada for the second quarter, the outlook for Canada remains positive. Consequently, the Company expects to be profitable in 2003.

Subsequent to its fiscal year-end, the Company expanded the operations of its Oilfield Services division into the U.S. Equipment has been deployed and personnel have been hired to carry out this expansion. Management expects this division to make a meaningful contribution to its financial results during fiscal 2003.

Management is optimistic about the prospects for the oil and gas industry for 2003 and 2004. Confidence in the sustainability of oil and natural gas price levels has led some industry watchers to predict a 15% to 20% increase in activity levels in 2003 compared with 2002. Recent oilfield activity in the U.S. has shown signs of increasing due to strengthening natural gas prices and relatively strong world oil prices with the rig count climbing to over 1000. Industry analysts are predicting a further 10% increase in US rig count in 2003 with an expected increase of 10 to 15% in 2004.

Due to the short-term nature of the Company's present debt facilities, management will take a cautious approach for the upcoming year to ensure continued stability for its worldwide group of companies. Management will continue to work with its bankers and financial advisors to secure a long-term solution for its debt facilities. Capital expenditures will be focused on items that are necessary for the long-term growth of the Company. The Company will continue to focus on the increasing utilization of existing downhole tools, particularly the Black Max motors. Management is extremely focused on returning the company to financial health and rewarding its shareholders with the types of returns they have been accustomed to in the past.

Statements in this management's discussion and analysis relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performances or achievements of the Company to be materially different from any future results implied by such forward-looking statements. Such factors include fluctuations in the market for oil and gas related products and services, demand for products and services in the drilling industry generally, political and economic conditions in countries in which the Company does business, the ability of the Company to attract and retain key personnel, the demand for services and products provided by the Company, and other factors which are described in further detail in the Company's filings.

Item 7:

Market for Securities

The Class "A" common shares of the Company are listed and posted for trading on The Toronto Stock Exchange.

Item 8:

Directors and Officers

The name, municipality of residence and position with the Company and principal business or occupation in which each director, officer and executive officer of the Company has been engaged in during the immediately preceding five years, is as follows:

Name	Title	Principal Occupation	Director Since
Raymond Dean Livingstone Edmonton, Alberta	President, Chief Executive Officer and Director	Chairman, President and CEO of NQL and subsidiaries	1993
William N. Richards, Q.C. Teluride, Colorado	Director	Independent counsel, formerly partner in the law firm of Reynolds, Mirth, Richards and Farmer	1989
Michael Kennedy North Vancouver, B.C.	Director	Partner in the law firm of Anfield Sujir Kennedy & Durno	1992
Allan Sawin Edmonton, Alberta	Director	President of Grizzly Well Servicing Inc., (an oil and gas service company)	1995
Derek Martin Calgary, Alberta	Director	President of Addington Equities Inc. (an investment company)	2000
Witold L. Gutter Edmonton, Alberta	Vice President and Corporate Secretary	Officer of the Company	N/A
Darren Stevenson Sherwood Park, Alberta	Vice President Finance and Chief Financial Officer	Officer of the Company	N/A
Ian Kirk Edmonton, Alberta	*Corporate Controller*	*Officer of the Company*	N/A

Each of the above named directors of the Company will be deemed to retire and will be eligible for re-election at the next Annual General Meeting of the Company.

As of May 20, 2003, the directors and senior officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over 314,989 Class "A" common shares representing approximately 1% of the issued and outstanding Class "A" common shares of the Company.

The Company does not have an Executive Committee.

Pursuant to the rules of the Business Corporations Act (Alberta), the Company is required to have an audit committee, the members of which are William N. Richards, Q.C., Derek Martin and Allan Sawin. The Company also has a compensation committee, the members of which are Michael Kennedy and William N. Richards, Q.C., and a nominating and succession committee, the members of which are Derek Martin and Allan Sawin.

Item 9:

Additional Information

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and options to purchase securities is contained in the Company's Information Circular, dated May 12, 2003, for its Annual General Meeting to be held on June 26, 2003. Additional financial information is provided in the Company's Comparative Financial Statements for the year ended December 31, 2002. Copies of the Information Circular and Financial Statements may be obtained upon request from the Secretary of the Company.

In addition, the Company shall provide to any person, upon request to the Secretary of the Company;

a) When the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities;

i. One copy of the Annual Information Form of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

ii. One copy of the comparative financial statements of the Company for its most recently competed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Company that have been filed subsequent to the financial statements for the Company's most recently completed financial year;

iii. One copy of the Information Circular of the Company in respect of its most recent Annual General Meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that Information Circular, as appropriate;

iv. One copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i), (ii) or (iii) above; and

b) At any other time, one copy of any other documents referred to in (a)(i), (ii) and (iii) above, provided the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

1.4.1

03 NOV 10 AM 7:21

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

NQL Drilling Tools Inc. (the "***Corporation***") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on October 17, 2003 of 7,100,141 Class "A" common shares of the Corporation, the Corporation was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Nisku, Alberta this 29th day of October 2003.

NQL DRILLING TOOLS INC.

Per: "Witold Gutter"
Witold Gutter
Vice President and Secretary

835896_2.DOC

1.T.11

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of
Multilateral Instrument 45-102 Resale of Securities

NQL Drilling Tools Inc. (the "***Corporation***") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on September 2, 2003 of 7,936,600 Class "A" common shares of the Corporation, the Corporation was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Calgary, Alberta this 3rd day of September 2003.

NQL DRILLING TOOLS INC.

Per: "Witold Gutter"
Witold Gutter
Vice President and Secretary

1.9.i

NQL DRILLING TOOLS INC.
1507 – 4th Street
Nisku, Alberta
T9E 7M9

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that a special meeting (the "**Meeting**") of the holders of Class "A" common shares (the "**Common Shares**") in the capital of NQL Drilling Tools Inc. (the "**Corporation**") will be held at Sheraton Suites Calgary Eau Claire (Wildrose South Room), 255 Barclay Parade S.W., Calgary, Alberta, at the hour of 10:00 a.m. (Calgary time) on September 2, 2003, for the purposes of:

1. approving the Private Placement Transaction and waiving the application of the Corporation's shareholder protection rights plan to the Private Placement Transaction, the Rights Offering and related transactions, as described in the information circular (the "**Information Circular**") of the Corporation dated August 1, 2003 accompanying this Notice;

2. setting the number of directors to be elected at the Meeting at six and electing a six member board of directors;

3. amending the Corporation's stock option plan as described in the Information Circular accompanying this Notice; and

4. transacting such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Details of all matters proposed to be put before the Meeting are set forth in the accompanying Information Circular.

Holders of record of Common Shares at the close of business on July 22, 2003 will be entitled to vote at the Meeting.

Shareholders who are unable to attend the Meeting or any adjournment thereof in person and who wish to ensure that their Common Shares will be voted are requested to complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the Information Circular, and return it to the Corporation c/o CIBC Mellon Trust Company at 600, 333 – 7th Avenue S.W., Calgary, Alberta T2P 2Z1, not later than the close of business on the business day preceding the Meeting or any adjournment thereof or with the chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the commencement of the Meeting or any adjournment thereof, in order to be valid for use at the Meeting.

Shareholders holding Common Shares registered in the name of a broker or other nominee should ensure that they make arrangements to instruct the broker or other nominee how their Common Shares are to be voted at the Meeting in order for their vote to be counted at the Meeting.

DATED at Calgary, Alberta, the 1st day of August 2003.

By Order of the Board of Directors

(signed)
Dean Livingstone
President and Chief Executive Officer

1-9-0

NQL DRILLING TOOLS inc.
1507-4 Street, Nisku, Alberta, Canada T9E 7M9
Tel: (780) 955-8828 Fax: (780) 955-3309
E-mail: investor.info@nql.com
website: http://www.nql.com

August 1, 2003

Dear Shareholder,

On behalf of the board of directors and management, we invite you to attend a special meeting of shareholders on September 2, 2003. The board of directors recommends the approval of the resolutions being brought forward to you so that together we can preserve shareholder value and position NQL for future growth.

NQL has entered into arrangements for a proposed refinancing package. Please see pages 3 to 22 of the enclosed Information Circular for details. This refinancing plan was presented to NQL's senior bank lenders and based upon this plan, these lenders have entered into a loan extension agreement and have provided NQL with time to secure replacement banking facilities appropriate for NQL's ongoing business requirements. For details of the loan extension agreement, please see pages 8 to 10 of the Information Circular.

NQL is in serious financial difficulty. Following several extensions of NQL's credit facilities with its senior bank lenders, NQL was not able to repay the amounts owing when due. NQL has also been suffering from a lack of liquidity and working capital which has resulted in NQL having difficulties paying trade creditors and making other required corporate payments on an on-going basis. In addition to $34.6 million required to repay an overdue loan facility, approximately $10 million was required to bring seriously overdue accounts payable current and to address working capital requirements.

The proposed refinancing will only be completed if the shareholders approve the private placement and the waiver of the application of NQL's shareholder rights plan to the refinancing. If shareholders do not vote in favour of these matters, then the proposed refinancing cannot be completed and NQL's senior bank lenders will be in a position to demand immediate repayment. Should this occur, there is a significant probability that insolvency proceedings could occur and that shareholder value would deteriorate.

The board of directors has determined that the proposed refinancing package is in the best interests of NQL. The board of directors, unanimously, strongly recommends that shareholders vote in favour of all of the matters described in the Information Circular. The board of directors believes that the proposed refinancing should position NQL to emerge as a viable operating entity, able to move forward again on an on-going basis.

In addition, the board of directors is strongly recommending that shareholders vote for the proposed amendment to NQL's stock option plan (see pages 26 and 27 of the Information Circular). The board of directors considers the replenishment of options available for grant very important to shareholders given NQL's circumstances. Incentives are required to retain and motivate key management employees within the organization in order to continue the business in the normal course. The board of directors is committed to an organization-wide review of compensation practices and policies with a view to more closely align management with creating shareholder value.

Details of the refinancing and NQL's financial condition are outlined in the Information Circular as well as in NQL's audited annual financial statements for the year ended December 31, 2002 and first quarter interim financial statements for the three months ended March 31, 2003. NQL will be releasing its interim financial results for the six months ended June 30, 2003 in advance of the Meeting.

With your support, the refinancing plan can be completed. If you have any questions regarding the refinancing plan, please contact Witold Gutter, Vice President of NQL at (780) 955-8828.

In closing, we want to once again thank you for your continued support of NQL and ask for your support for the refinancing plan either by proxy or at the meeting.

Yours very truly,

(signed)
R. Tim Swinton,
Chairman of the Board of Directors

1-9.1

NQL DRILLING TOOLS INC.
1507 – 4th Street
Nisku, Alberta
T9E 7M9

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that a special meeting (the "**Meeting**") of the holders of Class "A" common shares (the "**Common Shares**") in the capital of NQL Drilling Tools Inc. (the "**Corporation**") will be held at Sheraton Suites Calgary Eau Claire (Wildrose South Room), 255 Barclay Parade S.W., Calgary, Alberta, at the hour of 10:00 a.m. (Calgary time) on September 2, 2003, for the purposes of:

1. approving the Private Placement Transaction and waiving the application of the Corporation's shareholder protection rights plan to the Private Placement Transaction, the Rights Offering and related transactions, as described in the information circular (the "**Information Circular**") of the Corporation dated August 1, 2003 accompanying this Notice;

2. setting the number of directors to be elected at the Meeting at six and electing a six member board of directors;

3. amending the Corporation's stock option plan as described in the Information Circular accompanying this Notice; and

4. transacting such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Details of all matters proposed to be put before the Meeting are set forth in the accompanying Information Circular.

Holders of record of Common Shares at the close of business on July 22, 2003 will be entitled to vote at the Meeting.

Shareholders who are unable to attend the Meeting or any adjournment thereof in person and who wish to ensure that their Common Shares will be voted are requested to complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the Information Circular, and return it to the Corporation c/o CIBC Mellon Trust Company at 600, 333 – 7th Avenue S.W., Calgary, Alberta T2P 2Z1, not later than the close of business on the business day preceding the Meeting or any adjournment thereof or with the chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the commencement of the Meeting or any adjournment thereof, in order to be valid for use at the Meeting.

Shareholders holding Common Shares registered in the name of a broker or other nominee should ensure that they make arrangements to instruct the broker or other nominee how their Common Shares are to be voted at the Meeting in order for their vote to be counted at the Meeting.

DATED at Calgary, Alberta, the 1st day of August 2003.

By Order of the Board of Directors

(signed)
Dean Livingstone
President and Chief Executive Officer

NQL DRILLING TOOLS INC.
INFORMATION CIRCULAR
August 1, 2003

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF NQL DRILLING TOOLS INC. (the "**Corporation**") for use at the special meeting (the "**Meeting**") of the holders of Class "A" Common Shares ("**Common Shares**") in the capital of the Corporation to be held on Tuesday, September 2, 2003, at 10:00 a.m. (Calgary time) at Sheraton Suites Calgary Eau Claire (Wildrose South Room), 255 Barclay Parade S.W., Calgary, Alberta for the purposes set out in the accompanying notice of meeting. The solicitation of proxies is intended to be primarily by mail and courier but may also be made by telephone, telegraph or other electronic means of communication or in person by the directors and officers of the Corporation. The cost of such solicitation will be borne by the Corporation. In addition, the Corporation may retain the services of a proxy solicitation firm or third party to aid in solicitation of proxies from individuals and institutions at competitive rates, plus out-of-pocket expenses to be paid by the Corporation.

GENERAL

Appointment and Revocation of Proxies

The individuals named in the accompanying form of proxy are Dean Livingstone, President and Chief Executive Officer of the Corporation, and Witold Gutter, Vice President and Secretary of the Corporation. **A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.** Such a shareholder should notify the nominee of his appointment, obtain his consent to act as proxy and instruct him on how the shareholder's Common Shares are to be voted. In any case, the form of proxy should be dated and executed by the shareholder or his attorney authorized in writing, or if the shareholder is a corporation, under its corporate seal, or by an officer or attorney thereof duly authorized.

A proxy will not be valid for the Meeting or any adjournment thereof unless the completed form of proxy is delivered to the Corporation c/o CIBC Mellon Trust Corporation at 600, 333 – 7th Avenue S.W., Calgary, Alberta T2P 2Z1, not later than the close of business on the business day preceding the Meeting or any adjournment thereof or with the chairman of the Meeting on the day of the Meeting, or any adjournment thereof, prior to the commencement of the Meeting or any adjournment thereof.

In addition to revocation in any other manner permitted by law, a shareholder who has given a form of proxy may revoke it, any time before it is exercised, by instrument in writing executed by the shareholder or by his attorney authorized in writing and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting, or any adjournment thereof, prior to the commencement of the Meeting or any adjournment thereof.

Voting of Proxies

The persons named in the enclosed form of proxy have indicated their willingness to represent, as proxyholders, the shareholders who appoint them. Each shareholder may instruct his proxyholder how to vote his Common Shares by completing the blanks in the form of proxy.

Common Shares represented by properly executed forms of proxy in favour of the persons designated on the enclosed form of proxy will be voted or withheld from voting on any ballot in accordance with instructions made on such forms of proxy, and, if a shareholder specifies a choice as to any matters to be acted on, such shareholder's Common Shares shall be voted accordingly. In the absence of such instructions, such shares **WILL BE VOTED IN**

FAVOUR OF ALL MATTERS IDENTIFIED IN THE NOTICE OF MEETING ACCOMPANYING THIS INFORMATION CIRCULAR.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments and variations to matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting. At the time of printing this information circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

Voting Shares and Principal Holders Thereof

The Corporation has set the close of business on July 22, 2003 as the record date for the Meeting. The Corporation will prepare a list of shareholders of record at such time. A holder of Common Shares named on that list will be entitled to vote such shares then registered in his name at the Meeting, except to the extent that (a) the holder has transferred the ownership of any of such shares after that date, and (b) the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that he owns the shares, and demands not later than ten days before the Meeting that his name be included in the list of persons entitled to vote at the Meeting, in which case the transferee will be entitled to vote such shares at the Meeting or any adjournment thereof.

As at July 22, 2003, the Corporation's issued and outstanding voting shares consisted of 27,549,103 Common Shares. Holders of Common Shares are entitled on a ballot vote at the Meeting, or any adjournment thereof, to one vote for each Common Share held on all matters to be considered and acted upon at the Meeting.

To the knowledge of the directors and senior officers of the Corporation, as at July 22, 2003, no person, firm or corporation beneficially owned, directly or indirectly, or exercised control or direction over, voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation, except for R. Chaney Investments, Inc., which beneficially owns, directly or indirectly, or exercises control or direction over, 3,463,930 Common Shares, representing 12.6% of the Common Shares outstanding on July 22, 2003 (R. Chaney & Partners, Inc. is the general partner of R. Chaney & Partners III L..P. that is the direct holder of 802,800 Common Shares. R. Chaney Investments, Inc. is the general partner of R. Chaney & Partners IV L..P. that is the direct holder of 2.661,130 Common Shares. Robert H. Chaney is the sole shareholder of both general partners) and Mackenzie Financial Corporation, which, by one or more of its mutual fund and private client managed accounts, beneficially owns, directly or indirectly, or exercises control or direction over, 2,816,100 Common Shares, representing 10.2% of the Common Shares outstanding on July 22, 2003.

Voting of Common Shares - Advice to Beneficial Holders of Securities

The information set forth in this section is of significant importance to many shareholders, as a substantial number of the shareholders hold Common Shares through brokers and their nominees and not in their own names. A shareholder who does not hold his or her Common Shares in his or her own name (referred to in this information circular as "**Beneficial Shareholders**") should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered under the name of the shareholder's name on the records of the Corporation. Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. Common Shares held by brokers or their nominees can only be voted (for or against any resolution) by the brokers or nominees upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and nominees are prohibited from voting Common Shares for their clients.

There are two ways Beneficial Shareholders can vote their Common Shares held by a broker or nominee.

Applicable regulatory policy requires intermediaries and brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary and broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by his broker is identical to the form of the proxy provided to registered shareholders; however, its purpose is limited to instructing the registered shareholder as to how to vote on behalf of the Beneficial

Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investors Communications ("**ADP**"). ADP mails the proxy materials to the Beneficial Shareholders with a voting information form ("**VIF**"), which is prepared by ADP, and asks the Beneficial Shareholders to return the VIF to ADP, or otherwise communicate voting instructions to ADP (by way of the Internet or telephone, for example). ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. **A Beneficial Shareholder receiving a VIF from ADP may not be able to use that VIF to vote Common Shares directly at the Meeting. The VIF must be returned to ADP (or instructions respecting the voting of Common Shares must otherwise be communicated to ADP) well in advance of the Meeting in order to have the Common Shares voted.**

Since the Corporation has limited access to the names of its Beneficial Shareholders, a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of the Beneficial Shareholder's broker. However, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. **Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the form of proxy or VIF provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker. Do not otherwise complete the form of proxy or VIF as your vote will be taken at the meeting.**

PROPOSED REFINANCING

The Corporation is in serious financial difficulty. The Corporation is suffering from a lack of liquidity and working capital which has resulted in difficulties in paying trade creditors and making certain other corporate payments required on an on-going basis. In addition, following several extensions of the Corporation's credit facilities with its Senior Bank Lenders (as defined below), including an extension on May 30, 2003 to June 30, 2003, the Corporation was not able to repay amounts owing under these credit facilities when due.

The Corporation has entered into arrangements for a proposed refinancing package with CanFund VE Investors II, L.P. ("**CanFund**") and Lime Rock Partners II, L.P. ("**Lime Rock**"). The proposed refinancing package with CanFund and Lime Rock consists of four parts, as described further in this Information Circular:

1. On July 31, 2003, the Corporation raised $10,000,000 for liquidity through a Bridge Note Financing (the "**Bridge Note Financing**") from CanFund. See "Proposed Refinancing – Bridge Note Financing";

2. The Corporation plans to raise $25,000,290 by a private placement (the "**Private Placement Transaction**") of an aggregate of 7,936,600 Common Shares with Lime Rock and CanFund. See "Proposed Refinancing – Private Placement Transaction";

3. The Corporation plans to raise $22,355,993 through a rights offering (the "**Rights Offering**") to its shareholders. See "Proposed Refinancing – Rights Offering"; and

4. In the event that full proceeds are not raised through the Rights Offering, the Corporation plans to borrow up to $20,000,000 through a back-up subordinated debenture financing (the "**Back-up Subordinated Debt Financing**") by Lime Rock and CanFund. See "Proposed Refinancing – Back-up Transactions - Subordinated Debt Financing".

The proposed refinancing arrangements were entered into subject to the Corporation's entering into arrangements with its Senior Bank Lenders satisfactory to CanFund and Lime Rock including the further extension of its credit facilities.

Effective June 30, 2003, the Corporation has entered into a further loan extension agreement pursuant to which the Corporation's Senior Bank Lenders have agreed to forbear from the exercise of their rights and remedies under the existing credit facilities until June 30, 2004 or an event of default occurring thereunder, provided that certain conditions are satisfied, including the completion of the proposed refinancing. See "Proposed Refinancing – Background to Refinancing – Loan Extension Agreement".

In order for the proposed refinancing to be completed, the Corporation must obtain shareholder approval for the Private Placement Transaction and approval of the waiver of the application of the Corporation's shareholder protection rights plan between the Corporation and CIBC Melon Trust Company dated December 17, 1999 (the "Rights Plan") to the Private Placement Transaction, the Rights Offering and related transactions. See "Business of the Meeting". If shareholders do not approve these matters at the Meeting, then the proposed refinancing will not be completed.

If the proposed refinancing is not completed, then the Corporation will have defaulted under the loan extension agreement as well as the Bridge Note Financing and its Senior Bank Lenders and CanFund will be in a position to (i) demand immediate repayment of all amounts owed to them under the Corporation's existing credit facilities and (ii) to take steps to enforce security held by them and to collect amounts owed to them under these credit facilities. There is a significant probability that these steps would include insolvency proceedings. In addition, the Corporation will continue to suffer from a lack of liquidity and working capital. In these circumstances, the board of directors believes that the Corporation's position with its employees, customers and suppliers will deteriorate significantly.

In addition, the board of directors strongly recommends that shareholders vote for a resolution to increase the number of directors of the Corporation to six and elect a slate of directors that includes the current five directors of the Corporation and a new nominee in order to better facilitate the appointment of two nominees of Lime Rock as directors of the Corporation. Note that a change in a majority of the members of the board of directors of the Corporation (as constituted on July 31, 2003) is an event of default under the Bridge Note Financing (see "Proposed Refinancing – Bridge Note Financing – Events of Default").

In addition, the board of directors strongly recommends that shareholders vote for a resolution approving an amendment to increase the number of Common Shares that may be reserved for issuance under the Corporation's stock option plan (the "Plan") as set forth below. The board of directors of the Corporation considers the replenishment of options available for grant under the Plan to be a fundamental element of its refinancing plan so that it can exit the refinancing in a position to continue to conduct its business operations in the normal course on an on-going basis. If this resolution is not passed, the board of directors strongly believes that the Corporation's overall going-forward compensation scheme will not enable the Corporation to attract, retain and motivate key employees within the organization.

The board of directors believes that the proposed refinancing will allow the Corporation to (i) reduce accumulated arrears of amounts owed to trade creditors and other corporate payables, (ii) improve its liquidity and working capital position to allow the Corporation to pay trade creditors, employees and other corporate payables in the normal course of business, (iii) pay down debt under its existing credit facilities to manageable levels, (iv) improve the Corporation's balance sheet sufficiently to allow the Corporation to obtain new replacement long-term bank credit facilities by January 31, 2004, and (v) generally improve the financial position of the Corporation. The completion of the proposed refinancing should position the Corporation to emerge as a viable operating entity, able to move forward again on an on-going basis. See "Proposed Refinancing – Use of Proceeds" and "Proposed Refinancing – Pro Forma Position of the Corporation After Refinancing".

The Corporation has agreed with its Senior Bank Lenders, on a best efforts basis, to procure alternate credit facilities to replace its existing credit facilities by January 31, 2004. The board of directors believes that the completion of the proposed refinancing will improve the Corporation's balance sheet sufficiently to allow the Corporation to arrange this new replacement bank financing. In arranging the new replacement bank financing, the Corporation will consider the appropriate types, amounts and terms of any new credit facilities in light of the Corporation's circumstances at the time.

The board of directors, based on a number of factors, has determined the proposed refinancing package is in the best interests of the Corporation and its shareholders, and should be placed before the shareholders for their approval at the Meeting. See "Proposed Refinancing – Board of Directors' Deliberations".

Accordingly, the board of directors, unanimously, strongly recommends shareholders vote in favour of the resolutions to approve the Private Placement Transaction and the application of the Rights Plan to the

Private Placement Transaction, the Rights Offering and related transactions as described in this Information Circular.

Details of the Corporation's financial condition are set forth below in this Information Circular as well as in the Corporation's audited annual financial statements for the year ended December 31, 2002 and first quarter interim financial statements for the three months ended March 31, 2003 previously mailed to shareholders. The Corporation will release its interim financial results for the six months ended June 30, 2003 in advance of the Meeting.

See "Proposed Refinancing – Use of Proceeds" for a description as to how the proceeds from the components of this proposed refinancing will be applied.

Background to Refinancing

Existing Credit Facilities

As at December 31, 2002, the Corporation's principal Canadian bank indebtedness consisted of the following:

1. a revolving operating loan facility (the "**Operating Facility**") with a syndicate of Canadian financial institutions (the "**Senior Bank Lenders**") with a commitment amount of $30,000,000 (including an overdraft credit facility in the principal amount of $3,000,000) then maturing on February 15, 2003, under which $30,000,000 principal amount was outstanding;

2. a non-revolving term loan facility (the "**Term Facility**") with the Senior Bank Lenders maturing on December 31, 2006, under which $16,000,000 principal amount was outstanding; and

3. a non-revolving bridge loan facility (the "**Bridge Facility**") with the Senior Bank Lenders then maturing on February 15, 2003, under which $34,600,000 principal amount was outstanding.

Amounts owing under these credit facilities are guaranteed by certain of the Corporation's subsidiaries.

By its terms, amounts owing under the Operating Facility were due on demand, and as at December 31, 2002, bore interest at prime plus 1.25% (subsequently increased to prime plus 4.25% as described below). The initial maturity date of the Operating Facility was February 15, 2003. Amounts owing under the Operating Facility are secured by accounts receivable, inventory and a first charge on all assets of the Corporation and certain of its subsidiaries.

Under the Term Facility, the Corporation is required to make quarterly principal repayments of $1,000,000 (which were made on March 31, 2003 and June 30, 2003, as required). As at December 31, 2002, amounts owing under the Term Facility bore interest at prime plus 1.25% (subsequently increased to prime plus 4.25% as described below). Amounts owing under the Term Facility are secured by a first charge on all assets of the Corporation and certain of its subsidiaries. The terms of the Term Facility required that the Corporation maintain certain financial covenants and, as at December 31, 2002, the Corporation was in violation of certain of these covenants.

The Bridge Facility was put in place in connection with the Corporation's acquisition of Diamond Products International, Inc. ("**DPI**") in August 2002 for an aggregate purchase price of $52,847,000. The cash component of the purchase price was $50,880,000, financed by drawing down the Bridge Facility by this amount. The initial maturity date of the Bridge Facility was February 15, 2003. Prior to December 31, 2002, the Corporation paid down the amount owing under the Bridge Facility to $34,600,000 with proceeds raised in an equity offering. As at December 31, 2002, all amounts owing under the Bridge Facility were due and payable on February 15, 2003 and bore interest at prime plus 1.25% (subsequently increased to prime plus 4.25% as described below). Amounts owing under the Bridge Facility are secured by a first charge on all of the assets of the Corporation and certain of its subsidiaries. The terms of the Bridge Facility require that the Corporation maintain certain financial covenants and, as at December 31, 2002, the Corporation was in violation of certain of these covenants.

The Bridge Facility and the Operating Facility were initially extended to February 28, 2003. The Bridge Facility was again extended to April 9, 2003. On April 10, 2003, the Bridge Facility and the Operating Facility were

extended to May 5, 2003. In connection with this latter extension, the interest rate payable on amounts outstanding under the Operating Facility, the Term Facility and the Bridge Facility was increased to prime plus 4.25%. On May 5, 2003, the maturity date of the Operating Facility and the Bridge Facility was extended to May 30, 2003. On May 30, 2003, the maturity date of the Operating Facility and the Bridge Facility was extended to June 30, 2003. In connection with this latter extension, the maturity date of the Term Facility was changed to June 30, 2003.

As at June 30, 2003, the Corporation's principal Canadian bank indebtedness consisted of the following amounts:

1. $28,751,354 in respect of the Operating Facility, (including $1,751,354 overdraft credit facility) plus interest accrued from June 30, 2003;

2. $14,000,000 in respect of the Term Facility, which has a commitment amount of $14,000,000 plus interest accrued from June 30, 2003; and

3. $34,600,000 in respect of the Bridge Facility, which has a commitment amount of $34,600,000 plus interest accrued from June 30, 2003.

See "Proposed Refinancing – Background to Refinancing – Loan Extension Agreement".

Change of Board of Directors

As at December 31, 2002 and during early 2003, the Corporation was intending to issue senior secured notes to raise funds sufficient to repay substantially all amounts owing under the Bridge Facility, although the exact terms of the financing had not been determined. Ultimately, it was decided that the senior secured note financing would not proceed and a special committee of the Corporation's board of directors was appointed, consisting of Derek Martin, William Richards and Allan Sawin, having a mandate to work with management and financial advisors to explore refinancing alternatives with the goal of resolving issues relating to the Bridge Facility. Prior to the Corporation's annual and special meeting held on June 26, 2003 (the "**AGM**"), the Corporation's board of directors was actively engaged in assessing strategic alternatives, with guidance and assistance from financial advisers, to address the Corporation's financial issues.

By the time of the AGM, the board of directors of the Corporation determined that the Corporation, including its financial and operating condition, had evolved to the point where additional skill sets were desirable to better ensure the on-going profitability of the Corporation and to improve the Corporation's balance sheet and the prospect for increases in shareholders' value, and that a change in the composition of the board of directors was desirable. In arriving at this determination, the board of directors took into account input and commentary received from various significant shareholders of the Corporation, including CanFund, who were strongly advocating a change of the board of directors at the Corporation's annual shareholders' meeting. CanFund had also indicated that it and other major shareholders would be prepared to support a rights offering by the Corporation as a means of repaying the Bridge Facility.

Following discussions with CanFund and other shareholders, at the AGM, with the concurrence of the former board of directors as well as management, the shareholders elected R. Tim Swinton, Bruce R. Libin, and Glen D. Roane as directors. Dean Livingstone and Derek Martin were re-elected to the board of directors.

Board of Directors' Deliberations

After the AGM the new board of directors met and Mr. Swinton was appointed as the chairman of the board of directors and Mr. Livingstone continues as the President and Chief Executive Officer of the Corporation. The new board of directors reviewed the Corporation's operations, financial status and condition and the history and status of discussions with the Senior Bank Lenders regarding the Corporation's credit facilities. The board of directors was also briefed on past efforts and steps taken by the prior board of directors, the special committee, management and financial advisors to assess and pursue alternatives available to address the Corporation's financial issues.

In addition, the board of directors, with management, reviewed the terms and conditions of a forbearance agreement provided to management by the Corporation's Senior Bank Lenders after the AGM. The proposed forbearance agreement would have required a significant cash equity injection to the Corporation as well as a refinancing plan, and provided for a number of significant restrictions, covenants and reporting requirements for the Corporation. The board of directors, with management, felt that the Corporation was not in a position to sign the proposed form of forbearance agreement as at that time there was no reasonable basis to believe that the Corporation would have been in a position to comply with its terms and abide by its covenants.

On the morning of June 27, 2003, the board of directors contacted the Senior Bank Lenders to discuss the proposed forbearance agreement and to seek a further extension of the maturity date of the Corporation's credit facilities, which was then one business day away on June 30, 2003. Following its discussions with the Senior Bank Lenders, the board of directors determined that, given the terms of the proposed forbearance agreement, the nature of the discussions, the number of previous loan extensions received and the Corporation's serious financial difficulties, it seemed very unlikely that an additional extension of the maturity date for the Corporation's credit facilities beyond June 30, 2003 would be provided without a refinancing plan in place that included a near-term cash injection for liquidity purposes. In the absence of such a refinancing plan, including a near-term cash injection, it seemed that enforcement or insolvency proceedings under the Corporation's credit facilities were likely after the expiry of the then extended maturity date (June 30, 2003), although the board of directors felt that, if a satisfactory refinancing plan could be presented by the Corporation, the Senior Bank Lenders would likely continue to work with the Corporation to resolve matters.

In the afternoon of June 27, 2003, Lime Rock contacted the chairman of the board of the Corporation and indicated that it might be interested in putting forward a proposal to provide subordinated debt financing to the Corporation. Lime Rock was advised that the Corporation required an equity investment and, if interested, was invited to put forward such a proposal to the board of directors for consideration at a meeting scheduled for the next day.

The board of directors met again starting in the morning on June 28, 2003. With financial advice, the board of directors considered the various alternatives available to the Corporation to deal with its financial issues in the time available, including selling assets to raise cash, selling selected businesses to raise cash, selling the Corporation as a whole by way of share or asset sale, raising funds through equity offerings, refinancing the Corporation's credit facilities, entering into a merger transaction or seeking bankruptcy protection for the Corporation.

After first considering the various alternatives available, the board of directors received a proposal from Lime Rock regarding an investment in the Corporation that included both an equity and a subordinated debt component. The board of directors entered into discussions with Lime Rock regarding an investment. In order to try to arrange for a mechanism whereby all shareholders would be able to participate in the proposed refinancing, the board of directors contacted CanFund that afternoon to determine whether CanFund would participate in the proposed refinancing by providing a stand-by commitment for a rights offering. Further discussions ensued among the board of directors, Lime Rock and CanFund regarding a proposed refinancing and, by the end of the day on June 28, 2003, the board of directors had determined that it was possible that a refinancing involving both Lime Rock and CanFund might be arranged to raise sufficient funds for the Corporation's immediate requirements and to allow it to pay out the Bridge Facility. Members of the board of directors, with management and legal counsel, continued negotiations with Lime Rock and CanFund on a proposed refinancing through June 29 and June 30, 2003.

On July 1, 2003 the board of directors met to review the negotiations and consider a negotiated refinancing package proposal that included the Private Placement Transaction, the Rights Offering and the Back-up Subordinated Debt Financing. The board of directors received advice from legal counsel. In its deliberations, the board of directors considered various factors including that (i) the Corporation was in serious financial difficulty, (ii) the Corporation's credit facilities had matured the previous day and the Corporation had no means to meet its repayment obligations, (iii) the Corporation had already received numerous previous credit facility extensions, (iv) without a refinancing plan that included a significant equity component, it seemed likely that insolvency proceedings would result, (v) it believed the proposed refinancing would improve the financial position of the Corporation, allow it to negotiate with the Senior Bank Lenders to extend its credit facilities and, at the same time, reduce its credit facilities to manageable levels, pay out the Bridge Facility and position the Corporation to negotiate new replacement longer-term bank credit facilities to replace the existing credit facilities, (vi) the refinancing proposal would be advantageous to the prospects for shareholders as compared to their position in insolvency

proceedings, (vii) although there were elements of the terms of the proposed refinancing that taken separately were not satisfactory in ordinary circumstances, the proposed refinancing package was being put to the Corporation as a whole and in the face of a severe liquidity crisis, (viii) the Corporation had been considering the alternatives that could be available to it to resolve its credit facility and liquidity issues for some time with no success, (ix) the refinancing proposal was considered time sensitive in that there was a significant risk that if the Corporation delayed entering into the refinancing arrangements past July 1, 2003 that the proposed refinancing would no longer be available to the Corporation, and (x) there was no time to seek additional alternatives and ensure the Corporation could continue as an on-going business out of insolvency proceedings. The board of directors concluded that entering into the refinancing arrangements with Lime Rock and CanFund was in the best interests of the Corporation and its shareholders. On July 1, 2003, the board of directors approved the entering into of refinancing arrangements with Lime Rock and CanFund for the Private Placement Transaction, the Rights Offering and the Back-up Subordinated Debt Financing, all as described below. The refinancing arrangements were subject to various conditions, including the entering into of satisfactory arrangements with the Senior Bank Lenders for the further extension of the Corporation's credit facilities.

On July 2, 2003, the Corporation issued a press release regarding the Private Placement Transaction, the Rights Offering and the Back-up Subordinated Debt Financing, and immediately notified the Senior Bank Lenders of the proposed refinancing. Members of the board of directors, with management, continued negotiations with the Senior Bank Lenders in order to enter into a comprehensive loan extension agreement to enable the Corporation to complete the proposed refinancing.

Meanwhile, the board of directors continued negotiations with CanFund about the possibility (first raised on June 30, 2003) of CanFund providing additional short term financing to allow the Corporation to pay accounts payable and other payment amounts in arrears, including taxes. On July 7, 2003, the board of directors met to consider the Bridge Note Financing. The board of directors received advice from legal counsel. In its deliberations, the board of directors considered various factors, including those considered in respect of the Private Placement Transaction, the Rights Offering and the Back-up Subordinated Debt Financing, and (i) the increasing arrears in amounts owed to trade creditors and other corporate payables, (ii) the increasing risk that as these amounts increased the Corporation's relationship with its trade creditors, customers and employees would worsen significantly and adversely affect operations, (iii) the nature and probability of completing alternative transactions that would provide comparable funding, (iv) the amount of the Bridge Note Financing, that would allow the Corporation to reduce its accumulated arrears of amounts owed to trade creditors and other corporate payables to manageable levels, and (v) that the Bridge Note Financing, together with the other parts of the proposed refinancing, would improve the Corporation's liquidity and working capital position to allow the Corporation to pay trade creditors, employees and other corporate payables on an on-going basis.

The board of directors concluded that entering into the Bridge Note Financing was in the best interests of the Corporation and its shareholders, and approved the Bridge Note Financing. On July 7, 2003, the Corporation entered into an agreement in principle with CanFund for the Bridge Note Financing, completion of which was subject to certain conditions.

Discussions and negotiations continued among the Corporation, Lime Rock and CanFund towards the satisfaction of conditions to the Bridge Note Financing, the Private Placement Transaction, the Rights Offering and the Back-up Subordinated Debt Financing. At the same time, the Corporation pursued discussions with its Senior Bank Lenders leading to a comprehensive loan extension agreement. The board of directors met regularly during this period. The board of directors was briefed by management on the operations of the Corporation, its on-going financial condition, working capital and liquidity requirements, and the discussions and negotiations, and the board of directors provided direction on the negotiations. In light of the arrangements with Lime Rock, CanFund and its Senior Bank Lenders, the Corporation continued to analyze alternatives available to the board of directors of the Corporation to address its financial issues. On July 29, 2003, in connection with the anticipated completion of the Bridge Note Financing, the board of directors of the Corporation, Lime Rock and CanFund met and confirmed their mutual intention to complete all of these transactions, subject to their terms and remaining conditions to closing.

Loan Extension Agreement

On July 31, 2003, the Corporation, certain of its subsidiaries and the Senior Bank Lenders executed an agreement (the "**Loan Extension Agreement**") effective June 30, 2003 pursuant to which on the terms and

conditions set forth therein the Senior Bank Lenders agreed that they will not exercise their rights and remedies under security provided in respect of the Corporation's existing credit facilities until the earlier of: (i) the occurrence of a new "event of default" under the Loan Extension Agreement arising after the date of the Loan Extension Agreement, and (ii) June 30, 2004 (provided that, if $4,000,000 principal amount of the Bridge Note Financing is not repaid to CanFund on or before November 25, 2003, then such extended maturity date shall be November 25, 2003).

Subject to the terms of the Loan Extension Agreement, all amounts owing under the Corporation's credit facilities with the Senior Bank Lenders bear interest at prime plus 4.25%. The Senior Bank Lenders will not make any further advances under the credit facilities beyond existing limits, including under the Operating Facility (including the overdraft facility).

Pursuant to the Loan Extension Agreement, the Corporation has agreed to repay in full the Bridge Facility by March 31, 2004 and to make all required principal and interest payments in accordance with the terms of the existing credit facilities, including, without limitation, the $1,000,000 principal amount due under the Term Facility on each of September 30, 2003, December 31, 2003 and March 31, 2004. In addition, the Corporation has agreed (i) to pay or cause to be paid directly to the Senior Bank Lenders all proceeds from sales, transfers or other dispositions of any property of the Corporation or any of its subsidiaries outside of the ordinary course of the Corporation's business, (ii) that it will not sell, transfer, encumber or otherwise dispose of any of such property without the prior written consent of the Senior Bank Lenders, and (iii) that it and its subsidiaries will not create, assume, incur or allow to exist any indebtedness (other than in connection with the Bridge Note Financing and the Back-up Subordinated Debt Financing and other than certain accounts payable and certain similar accrued liabilities) without the prior written consent of the Senior Bank Lenders.

The Loan Extension Agreement provides for various "events of default" including:

1. the failure of the Corporation to close the Private Placement Transaction by September 10, 2003 (subject to a 30 day extension to October 10, 2003 if the closing is delayed for reasons beyond the control of the Corporation) or the Rights Offering (and/or the Back-up Subordinated Debt Financing) by November 25, 2003;

2. the failure to repay all outstanding indebtedness under the existing credit facilities owed to the Senior Bank Lenders on or before June 30, 2004 (or November 25, 2003, if $4,000,000 principal amount of the Bridge Note Financing is not repaid to CanFund on or before November 25, 2003), other than the Bridge Facility which must be repaid in full by March 31, 2004; or such earlier date as the Senior Bank Lenders demand repayment as a result of a new event of default having occurred;

3. the occurrence of any other default under the Loan Extension Agreement or the credit facilities or the security provided thereunder (subject to certain exceptions) where such default is not cured within ten (10) days after notice thereof from the Senior Bank Lenders;

4. the occurrence of an event of default under the Bridge Note Financing, unless waived by CanFund;

5. the occurrence of various matters in respect of the insolvency of the Corporation; and

6. the Senior Bank Lenders' determining, acting reasonably, that a material adverse change has occurred in the financial affairs of the Corporation or any guarantor subsidiary of the Corporation (which shall not include a failure to comply with the financial covenants set out in the Loan Extension Agreement).

Upon the occurrence of an "event of default" under the Loan Extension Agreement, including a failure to close the Private Placement Transaction or the Rights Offering (and/or the Back-up Subordinated Debt Financing), the Senior Bank Lenders may immediately terminate their agreement to forbear in respect of additional proceedings set forth in the Loan Extension Agreement, may demand immediate repayment of all amounts owed to them under the Corporation's existing credit facilities, and may take steps to enforce security held by them and to collect amounts owed to them under these credit facilities. There is a significant probability that this would result in insolvency proceedings.

In order for the proposed refinancing to be completed, shareholders' approval is required to the Private Placement Transaction and to the waiver of the application of section 4.4 of the Rights Plan to the Private Placement Transaction, the Rights Offering and related transactions as described under "Business of the Meeting – Refinancing Approvals". If shareholders do not approve these matters at the Meeting, then the proposed refinancing will not be completed.

The Loan Extension Agreement sets out a repayment plan (the "**Repayment Plan**") with respect to the use of proceeds from the Bridge Note Financing, the Private Placement Transaction and the Rights Offering (and/or the Back-up Subordinated Debt Financing, if applicable). See "Proposed Refinancing – Use of Proceeds".

Board of Directors' Recommendations

As outlined above, the board of directors of the Corporation has determined that the proposed refinancing package entered into with Lime Rock and CanFund, as a whole, is in the best interests of the Corporation and its shareholders. Accordingly, **the board of directors of the Corporation, unanimously, strongly recommends that the shareholders vote in favour of the resolutions set out in this Information Circular approving the Private Placement Transaction and the waiver of the application of section 4.4 of the Rights Plan to the Private Placement Transaction, the Rights Offering and related transactions** as described under "Business of the Meeting – Refinancing Approvals".

Lime Rock and CanFund

Lime Rock is a private investment partnership managed by Lime Rock Management LP ("Lime Rock Management"). Lime Rock Management, based in Westport, Connecticut, is a private equity firm with over U.S.$420,000,000 under management dedicated to investing in energy companies with high growth potential. With offices in the major energy centers of North America and western Europe, Lime Rock targets growth equity investments in companies involved in oil field services, oil field technology, midstream services and exploration and production.

CanFund, based in Calgary, Alberta, is a private investment partnership formed to invest in securities of public Canadian companies in the energy sector and is funded by senior Canadian institutional investors as limited partners.

Bridge Note Financing

General

On July 31, 2003, the Corporation entered into a loan agreement with CanFund providing for the Bridge Note Financing, which was fully funded on July 31, 2003. This indebtedness is evidenced by a $10,000,000 promissory note in favour of CanFund (the "**Bridge Note**"). Amounts owing under the Bridge Note bear interest (during the first 90 days) at 12% per annum (calculated daily, without compounding), payable monthly in arrears on the last business day of each month, and thereafter at 24% per annum. Subject to certain earlier repayment obligations outlined below, the principal amount owing under the Bridge Note, and all accrued and unpaid interest thereon, are payable on March 31, 2004. Amounts owing under the Bridge Note are secured by the following: (i) a general security agreement of the Corporation, whereby the Corporation has granted a second priority floating charge in favour of CanFund on all of its present and after-acquired personal and real property; (ii) an unlimited guarantee from certain of its material wholly-owned subsidiaries (each, a "**Guarantor**"); (iii) a general security agreement of each Guarantor, other than NQL (US) Inc., whereby each such Guarantor has granted a second priority floating charge in favour of CanFund on all of its present and after-acquired personal and real property for the purposes of securing its obligations under its guarantee; (iv) a deed of trust in a form registerable against title to each parcel of land owned by Black Max Downhole Tools, Incorporated; (v) a pledge whereby NQL (US) Inc. has pledged and granted in favour of CanFund a second priority charge against all of the share capital of DPI; and (vi) caveats registered against the material real property of the Corporation and the Guarantors. Proceeds from the Bridge Note will be used by the Corporation for working capital purposes, including to pay trade creditors, accrued taxes payable, and interest and fees due and payable to the Senior Bank Lenders pursuant to the Loan Extension Agreement, and for no other purpose. None of the Bridge Note proceeds will be used to pay any principal indebtedness owing to the Senior Bank Lenders without the written consent of CanFund. Notwithstanding the

foregoing, the Corporation is entitled to make the $1,000,000 principal amount payment to the Senior Bank Lenders due under the Term Facility on each of September 30, 2003, December 31, 2003 and March 31, 2004.

Covenants

Pursuant to the Bridge Note Financing, the Corporation has agreed, among other things, that:

1. neither it, DPI, nor the Guarantors, will request or take steps to increase the principal amount of any indebtedness owing by them pursuant to any loan by any third party whose security or right of repayment ranks in priority to or in *pari passu* with the Bridge Note Financing security granted to CanFund (including amounts owing to the Senior Bank Lenders, including the Bridge Facility);

2. except as permitted by the Loan Extension Agreement, it will not provide any loans to, nor inject any capital into, any of its subsidiaries, nor guarantee the payment or performance of any obligations of any of its subsidiaries;

3. it will not declare or set aside for payment, nor permit DPI to declare or set aside for payment, dividends on any of its issued shares or purchase, redeem or retire in any way any shares of its capital or otherwise reduce its issued or paid-up capital without the prior written consent of CanFund;

4. neither it, DPI, nor the Guarantors, will assign, sell or otherwise dispose of, or (except as contemplated by the Loan Extension Agreement) encumber, any of their respective collateral, other than in the ordinary course of business except with the prior written consent of CanFund; and

5. it will, immediately upon receipt of the net proceeds of the Private Placement Transaction, apply such proceeds to the principal and interest outstanding under the Bridge Facility with its Senior Bank Lenders, as set out in the Repayment Plan.

Repayment Obligations

Following the earlier of (i) November 25, 2003, and (ii) the date on which the Rights Offering (and Back-up Subordinated Debt Financing, if applicable) is completed, and subject to the terms of the Bridge Note Financing, the Loan Extension Agreement and the interlender agreement dated July 31, 2003 among the Corporation, CanFund and the Senior Bank Lenders, the Corporation may, at any time prior to March 31, 2004 (being the maturity date for the Bridge Note Financing), repay all or any amounts owing under the Bridge Note, subject to the consent of Lime Rock (not to be unreasonably withheld). See "Proposed Refinancing – Use of Proceeds" and "Proposed Refinancing – Subsequent Repayments".

Upon completion of the Rights Offering (and Back-up Subordinated Debt Financing, if applicable), a $4,000,000 portion of the net proceeds of such Rights Offering (and/or Back-up Subordinated Debt Financing, if applicable) shall be applied by the Corporation against amounts owing under the Bridge Note immediately upon receipt of the net proceeds by the Corporation. See "Proposed Refinancing – Rights Offering", "Proposed Refinancing – Back-up Transactions" and "Proposed Refinancing – Use of Proceeds". Any payments to be made by CanFund in connection with the Rights Offering and the Back-up Subordinated Debt Financing may be applied to offset amounts due to CanFund under the Bridge Note.

Subject to early repayment as set out above, the Corporation shall repay the $6,000,000 principal balance of the Bridge Note on March 31, 2004. See "Proposed Refinancing – Subsequent Repayments".

Events of Default

The terms of the Bridge Note Financing provide for certain events of default including: (i) default under the Bridge Note, the underlying loan agreement and related security; (ii) a default under the Loan Extension Agreement; (iii) the occurrence of various matters in respect of the insolvency of the Corporation; (iv) the failure of the Corporation to comply with the Repayment Plan; (v) an amalgamation, consolidation or merger, or sale of certain assets; and (vi) the granting of security, except for certain permitted encumbrances and except as contemplated by the Loan Extension Agreement. Additionally, in the event:

1. of a change of control, including: (i) a change of a majority of the members of the board of directors as constituted on July 31, 2003 or (ii) the acquisition of voting securities or securities convertible into voting securities of the Corporation, which would give the acquiring person (other than CanFund) the power to direct management of the Corporation or policies of the Corporation; or

2. the Private Placement Transaction is not approved by the Corporation's shareholders or regulatory authorities or, in the alternate, having been approved, is not completed on or before September 30, 2003,

an event of default shall occur and all amounts owing under the Bridge Note shall be immediately due and payable, and an additional fee shall be immediately payable by the Corporation to CanFund in an amount equal to 6% of the principal amount of the Bridge Note then outstanding.

Other Matters

A commitment fee of $300,000 was paid by the Corporation on July 31, 2003 to CanFund in connection with the borrowing under the Bridge Note, by way of deduction from amounts advanced by CanFund. In addition, the Corporation has agreed to pay CanFund's reasonable out-of-pocket expenses relating to the funding under the Bridge Note.

Private Placement Transaction

General

The Corporation has entered into a private placement term sheet agreement dated July 1, 2003, as amended on July 10, 2003 and on July 31, 2003, with Lime Rock and CanFund concerning the Private Placement Transaction whereby Lime Rock and CanFund will purchase, and the Corporation will issue, an aggregate of 7,936,600 Common Shares at a subscription price of $3.15 per share, for an aggregate subscription amount of $25,000,290, as follows:

	Common Shares to be acquired pursuant to the Private Placement Transaction	Proceeds of the Private Placement Transaction
Lime Rock	6,349,300	$20,000,295
CanFund	1,587,300	4,999,995
Total	7,936,600	$25,000,290

Conditions to Closing

The completion of the Private Placement Transaction is subject to the satisfaction or waiver of certain conditions for the benefit of Lime Rock and CanFund including the following:

1. the shareholders of the Corporation shall have approved the Private Placement Transaction. See "Business of the Meeting – Refinancing Approvals – Private Placement";

2. the shareholders of the Corporation shall have approved the waiver of the application of the Corporation's Rights Plan to the Private Placement Transaction, the Rights Offering and related transactions as described under "Business of the Meeting – Refinancing Approvals – Waiver of Rights Plan" and the board of directors of the Corporation shall have waived application of the Rights Plan to all such transactions;

3. the Corporation shall have received all necessary regulatory approvals for the completion of the Private Placement Transaction on terms satisfactory to the Corporation, Lime Rock and CanFund, acting reasonably;

4. two (2) nominees of Lime Rock shall have been appointed to the board of directors of the Corporation. See "Proposed Refinancing – Private Placement Transaction – Director Nominees";

5. no Business Combination, as described under "Proposed Refinancing – Private Placement Transaction - Break Fee", shall have been announced or entered into or occurred;

6. there shall not have developed, come into effect or existence any event, action, or occurrence of national or international consequence, any governmental law or regulation, state, condition or major financial occurrence which, in the reasonable opinions of Lime Rock and CanFund, materially adversely affects, or may materially adversely affect, the financial markets or the business, operations or affairs of the Corporation, nor shall there have occurred any event or change, or any development including a prospective event or change, financial or otherwise, which, in the reasonable opinions of Lime Rock and CanFund, materially adversely affects, or may materially adversely affect, the business, financial condition, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation;

7. the completion of the Private Placement Transaction shall have occurred on or before September 30, 2003;

8. no event of default shall have occurred, nor shall have any event or action occurred or taken place that, with notice or lapse of time, or both, would constitute an event of default under the Loan Extension Agreement (which has not been waived by the Senior Bank Lenders) or the Bridge Note Financing (which has not been waived by CanFund); and

9. the negotiation in good faith and execution of definitive documentation in respect of the Private Placement Transaction in form and substance satisfactory to the Corporation, Lime Rock and CanFund, acting reasonably.

If either Lime Rock or CanFund terminate their obligations as a result of non-satisfaction of any condition precedent, the other party may purchase the Common Shares to be purchased as part of the Private Placement Transaction, or be released of its obligations under the Private Placement Transaction or may elect to purchase all of the Common Shares (including those of the terminating party); provided that the Corporation shall not be obliged to issue less than all of the Common Shares to be issued pursuant to the Private Placement Transaction as described above.

Subject to the satisfaction of the conditions to closing, the Private Placement Transaction will be completed as soon as practicable following the Meeting, but in any event within three business days of the Meeting.

Finalization of Documentation and Calling of Funds

The Corporation, CanFund and Lime Rock have agreed to complete the negotiation of the definitive documentation necessary to complete and close the Private Placement Transaction one week prior to the Meeting and, on the date that such documentation is agreed to be in final form, each of CanFund and Lime Rock shall deposit with their respective legal counsel the funds required to be paid by each of them in payment of their respective subscription amount under the Private Placement Transaction. The funds, when deposited, shall be held for the benefit of the relevant depositing party and shall only be released for purposes of completing the Private Placement Transaction upon specific direction by such depositing party to its legal counsel that it is satisfied that all conditions to closing have been satisfied or waived and that such deposited funds should be released for purposes of closing.

Break Fee

In the event that the Private Placement Transaction is not completed, other than as a result of an unwaived event of default under the Loan Extension Agreement or the Bridge Note Financing, and at any time before December 31, 2003:

1. the Corporation announces, enters into an agreement or completes a funding of debt or equity with another person (other than the Bridge Note Financing, the Private Placement Transaction, the Rights Offering and the Back-up Subordinated Debt Financing); or

2. any person publicly announces or makes an offer to acquire 20% or more of the outstanding Common Shares or the Corporation announces or enters into an agreement in respect of, or the board of directors of the Corporation recommends that the Corporation's shareholders vote in favour of, a reorganization, arrangement, amalgamation or other form of business combination or a sale of material assets of the Corporation (any such transaction, a "**Business Combination**") and Lime Rock and CanFund elect to not proceed with the Private Placement Transaction under the closing conditions,

(the events described in items 1 and 2 together, the "**Break Fee Events**") the Corporation has agreed to pay Lime Rock and CanFund an aggregate break fee of $4,500,000 ($3,600,012 and $899,988, respectively); provided however that, if only one of Lime Rock or CanFund elect not to complete the Private Placement Transaction as a result of a Business Combination, then the applicable break fee shall be paid only to such terminating party.

If the Private Placement Transaction is not completed as a result of the occurrence of an unwaived event of default under the Loan Extension Agreement or the Bridge Note Financing, then the break fee shall nevertheless be payable on the basis described above if at any time before December 31, 2003, any Break Fee Event occurs with the Corporation's Senior Bank Lenders or affiliates thereof other than the refinancing or replacement of the Corporation's existing credit facilities with traditional bank debt.

Director Nominees

In connection with the completion of the Private Placement Transaction, two nominees of Lime Rock will be added to the board of directors of the Corporation. "See Business of the Meeting – Election of Directors". In addition, the Corporation and Lime Rock will enter into an agreement pursuant to which the Corporation will agree to provide Lime Rock with certain rights to name nominees for election to the board of directors of the Corporation. For so long as Lime Rock holds voting shares of the Corporation, or rights to acquire voting shares of the Corporation, that aggregate, assuming the exercise of only Lime Rock's rights to acquire voting shares of the Corporation, more than 12.5% of the voting shares of the Corporation, Lime Rock will have the right to have two nominees named in the slate of directors proposed by management of the Corporation to shareholders for election as directors at each meeting of shareholders of the Corporation at which directors are to be elected. For so long as Lime Rock holds voting shares of the Corporation, or rights to acquire voting shares of the Corporation, that aggregate, assuming the exercise of only Lime Rock's rights to acquire voting shares of the Corporation, more than 7.5%, and less than or equal to 12.5%, of the voting shares of the Corporation, Lime Rock will have the right to have one nominee named in the slate of directors proposed by management of the Corporation to shareholders for election as directors at each meeting of shareholders of the Corporation at which directors are to be elected. The Corporation has agreed that such slates of directors proposed by management of the Corporation will be comprised of not more than seven nominees, including nominees of Lime Rock, for so long as Lime Rock has the right to appoint any nominees in the slate of directors proposed by management of the Corporation.

Other Matters

In connection with the completion of the Private Placement Transaction, the Corporation has agreed to enter into a registration rights agreement with Lime Rock and CanFund granting them standard registration rights, the terms of which will be negotiated prior to Closing, pursuant to which, among other things, for a prescribed period and on certain terms and conditions, whenever the Corporation proposes to distribute any equity securities in a form and manner which would permit the distribution of the Common Shares issued to Lime Rock and CanFund in the Private Placement Transaction as a secondary offering, Lime Rock and CanFund can elect to have the

Corporation distribute all or a portion of such Common Shares held by Lime Rock and CanFund at the same price as the securities proposed to be issued by the Corporation.

The Corporation has agreed that it will not repurchase or otherwise reduce its outstanding share capital such that Common Shares issued to or for the benefit of Lime Rock pursuant to the Private Placement Transaction shall equal or exceed 25% of the outstanding Common Shares.

The Corporation has agreed that it shall not offer, nor announce the offering of, nor make any agreement to issue any additional Common Shares or securities convertible or exercisable into Common Shares (other than pursuant to the Private Placement Transaction, the Rights Offering, the Corporation's stock option plan or pursuant to the terms of outstanding securities or any previously announced financings) during the period ending 120 days after the closing of the Private Placement Transaction without the prior written consent of Lime Rock and CanFund, such consent not to be unreasonably withheld.

Shareholdings following the Private Placement Transaction

As at July 22, 2003 the Corporation had 27,549,103 Common Shares issued and outstanding. After giving effect to the Private Placement Transaction, the Corporation will have 35,485,703 Common Shares issued and outstanding, of which Lime Rock and CanFund will hold Common Shares as follows:

	Common Shares held on July 22, 2003	**Common Shares to be held on completion of the Private Placement Transaction(1)**	**Percentage of outstanding Common Shares held on completion of the Private Placement Transaction(1)**
Lime Rock	Nil	6,349,300	17.9%
CanFund	2,700,600	4,287,900	12.1%
Total	2,700,600	10,637,200	30.0%

Note:

(1) Assuming no other acquisition or disposition of Common Shares by Lime Rock or CanFund or issuances of Common Shares.

Use of Proceeds of Private Placement Transaction

The net proceeds of the Private Placement Transaction will be applied by the Corporation as set out in the Repayment Plan. See "Proposed Refinancing – Use of Proceeds".

Rights Offering

General

Following the completion of the Private Placement Transaction, and subject to the approval by shareholders of the waiver of the application of the Rights Plan to the Private Placement Transaction, the Rights Offering and related transactions (see "Business of the Meeting – Refinancing Approvals – Waiver of Rights Plan") and obtaining regulatory approvals, the Corporation will proceed with the Rights Offering. The Corporation will announce a record date (the "**Record Date**") for determining those shareholders of the Corporation entitled to receive rights (the "**Rights**") under the Rights Offering which will be after the completion of the Private Placement Transaction. Each holder of Common Shares on the Record Date will be entitled to receive one Right for each one whole Common Share held on the Record Date. Subject to regulatory approval, five whole Rights (subject to adjustment as described below) will entitle the holder to acquire one Common Share at the exercise price $3.15 per Common Share (the "**Rights Exercise Price**"). In the event that the Corporation is required by applicable regulatory authorities to adopt a Rights Exercise Price greater than $3.15 per Common Share, then the Corporation will use its best efforts to have the exercise price as close as possible to $3.15 per Common Share. In the event that the Corporation adopts a Rights Exercise Price other than $3.15 per Common Share the Corporation intends to adjust the number of Rights required to acquire one Common Share so that the gross proceeds from the rights offering, assuming all Rights are exercised, will be approximately $22,355,993.

In addition to the basic subscription privilege under the Rights Offering described above, each shareholder shall be entitled to subscribe for additional Common Shares that are issuable pursuant to the Rights that are not exercised and paid for at the expiry time.

Pursuant to the rights offering term sheet dated July 1, 2003, among the Corporation, Lime Rock and CanFund, as amended on July 10, 2003 and on July 31, 2003, the following are conditions to the Rights Offering:

1. shareholders of the Corporation shall have approved the waiver of the application of the Rights Plan to the Private Placement Transaction, the Rights Offering and related transactions. See "Business of the Meeting – Refinancing Approvals – Waiver of Rights Plan" and the board of directors of the Corporation shall have waived application of the Rights Plan to all such transactions;

2. the Corporation shall have obtained all necessary regulatory approvals of the Rights Offering in a form satisfactory to the Corporation, Lime Rock and CanFund, acting reasonably;

3. no "Business Combination" as described under "Proposed Refinancing – Private Placement Transaction – Break Fee" shall have been announced or entered into or occurred; and

4. the completion of the Private Placement Transaction.

As at July 22, 2003, the Corporation had 27,549,103 Common Shares issued and outstanding, and after giving effect to the Private Placement Transaction there will be 35,485,703 Common Shares issued and outstanding. Assuming that no additional Common Shares are issued on or before the Record Date, the Corporation will issue 35,485,703 Rights under the Rights Offering, entitling the holders to acquire an aggregate of 7,097,140 Common Shares at the Rights Exercise Price, representing gross proceeds to the Corporation, assuming that all Rights are exercised and that the Rights Exercise Price is $3.15 per Common Share, of $22,355,993. The Rights will be exercisable for 21 days after the rights offering documentation is sent to shareholders. Pursuant to the terms of the Loan Extension Agreement, the Rights Offering, and if necessary, the Back-up Subordinated Debt Financing, must be completed by no later than November 25, 2003.

Stand-by Commitment

Subject to the foregoing conditions and those set forth below, CanFund has provided to the Corporation a stand-by commitment (the "**Stand-by Commitment**") in respect of the Rights Offering pursuant to which it has unconditionally and irrevocably agreed to acquire all Common Shares issuable on the exercise of Rights not otherwise exercised. CanFund's obligation to acquire Common Shares under the Stand-by Commitment and to exercise all of its Rights is subject to the satisfaction or waiver of certain conditions, including the following:

1. the Rights Exercise Price shall be less than or equal to $3.95 per Common Share; and

2. the Rights Offering shall be completed on or before November 30, 2003.

In addition, CanFund shall not be required to acquire any Common Shares pursuant to the Stand-by Commitment to the extent that such acquisition would result in CanFund or its affiliates holding more than 49% of the Common Shares that will be issued and outstanding as a result of such acquisition and the completion of the Rights Offering (based on CanFund's and its affiliates holding not more than their shareholdings as at July 1, 2003 other than Common Shares acquired in the Private Placement Transaction).

Shareholdings following the Rights Offering

After exercise of all of the Rights issued pursuant to the Rights Offering (on the basis described herein), Lime Rock will hold 7,619,160 Common Shares or 17.9% of the outstanding Common Shares and CanFund will own 5,145,480 Common Shares or 12.1% of the outstanding Common Shares, assuming exercise of their basic subscription privileges under the Rights Offering and assuming no other acquisition or disposition of Common Shares by CanFund or Lime Rock or issuances of Common Shares. The number of Common Shares owned by Lime Rock and CanFund on the completion of the Rights Offering may increase based on the number of Common Shares they may acquire pursuant to the additional subscription privilege that will be provided to all shareholders

pursuant to the Rights Offering, the number of Common Shares issuable per Right, and, in the case of CanFund only, the number of Common Shares it acquires pursuant to the Stand-by Commitment.

Assuming that (i) five Rights (plus the Rights Exercise Price) are exercisable for one Common Share, (ii) no person other than CanFund acquires Common Shares under the Rights Offering, and (ii) CanFund acquires all of the Common Shares issuable pursuant to the Rights Offering, including pursuant to the Stand-by Commitment, Lime Rock and CanFund will hold 6,349,300 and 11,385,041 Common Shares, respectively, representing 14.9% and 26.7%, respectively, of the issued and outstanding Common Shares of the Corporation.

Assuming all of the Rights are exercised (on the basis described herein) and no other issuances of Common Shares, the Corporation will have 42,582,843 Common Shares issued and outstanding.

Use of Proceeds of the Rights Offering

The net proceeds of the Rights Offering will be applied by the Corporation as set out in the Repayment Plan. See "Proposed Refinancing – Use of Proceeds".

Back-up Transactions

The Corporation has arranged for contingency financing from Lime Rock and CanFund in case the Rights Offering is not fully subscribed as described in this Information Circular. **This contingency financing will not be required or used should the Rights Offering be completed as contemplated in this Information Circular.**

General

Pursuant to an agreement (the "**Back-up Subordinated Debt Term Sheet Agreement**") dated July 1, 2003, as amended on July 10, 2003 and on July 31, 2003, among the Corporation, Lime Rock and CanFund, the Corporation agreed that, in the event that the Rights Offering does not occur, or in the event that it does occur but all Rights are not exercised, including pursuant to the Stand-by Commitment, then the Corporation shall either (i) pursue an Alternate Financing (as described below), or (ii) proceed with the Subordinated Debt Financing in order to finance the amount (the "**Deficit**") by which the Rights Offering is undersubscribed up to a maximum of $20,000,000 (in either case, a "**Back-up Transaction**").

Alternate Financing

Within 30 days after the expiry of the Rights Offering, the Corporation may solicit bids from third parties to raise an amount equal to the Deficit on terms satisfactory to the Corporation; provided that Lime Rock and CanFund shall (each as to 50% or, should one party decline, the other as to 100%) have a right-of-first-refusal to match any such solicited bids (whether such solicited bid or by exercise of the right-of-first-refusal, an "**Alternate Financing**"), which must be exercised within five business days. After the expiry of such five business day period, the Corporation must close the Alternative Financing within 21 days. If no Alternate Financing is conditionally accepted by the Corporation within 30 days after the expiry of the Rights Offering, or once accepted, the Corporation fails by its actions to complete an Alternate Financing within 21 days of the expiry of the right-of-first-refusal notice period, then the Corporation shall be obligated to proceed with the Subordinated Debt Financing.

Subordinated Debt Financing

Upon the decision of the parties not to proceed with the Rights Offering, or within 30 days after the expiry of the Rights Offering and failure of the Corporation to complete an Alternative Financing as described above, the Corporation shall be obligated to give notice to each of Lime Rock and CanFund that the Subordinated Debt Financing will occur whereby the Corporation will issue to Lime Rock and CanFund in equal parts the debentures (the "**Subordinated Debentures**") in an aggregate amount equal to the Deficit up to a maximum of $20,000,000. Such issuance is to occur no more than 21 days after delivery of such notice or such other date as may be determined by mutual consent of the parties.

The Subordinated Debt Financing will be evidenced by the Subordinated Debentures. Amounts owing under the Subordinated Debentures will bear interest at 12% per annum, payable quarterly in arrears on March 31,

June 30, September 30 and December 31. The principal amount owing under the Subordinated Debentures and all accrued and unpaid interest will be payable, in the case of the Subordinated Debenture issued to Lime Rock, on the date that is five years and one week after the issuance thereof and, in the case of the Debenture issued to CanFund, on the date that is one year after the issuance thereof. Amounts owing under the Subordinated Debentures will be guaranteed by all material wholly-owned subsidiaries of the Corporation; provided each such guarantee is to be subordinated to all guarantees provided by any and all material wholly-owned subsidiaries of the Corporation to the Senior Bank Lenders and CanFund in connection with the Bridge Note.

The Subordinated Debentures will be subordinate to the Corporation's bank operating lines of credit and other bank debt included in "Permitted Debt" described below and the Bridge Note (collectively, "**Senior Indebtedness**").

If the Subordinated Debentures are issued and for so long as such Subordinated Debentures are outstanding, the Corporation has agreed that it and its material wholly-owned subsidiaries, on a consolidated basis, will not incur additional debt except for the following ("**Permitted Debt**"):

1. purchase money mortgages, provided that the purchase money obligations secured thereby together with capitalized lease obligations and equipment leases do not exceed a maximum dollar amount which is to be negotiated by the parties, acting reasonably, but which is customary for and similar to those included in like financings with similar issuers;

2. ordinary course inter-company debt transactions with material wholly-owned subsidiaries that have provided guarantees of the Subordinated Debentures;

3. operating lines of credit entered into in the ordinary course of business;

4. sale leasebacks entered into in the ordinary course of business;

5. the extension, renewal, refinancing or replacement of any existing long term bank debt up to a maximum amount of $40,000,000; and

6. guarantees in favour of the Corporation and/or its wholly-owned subsidiaries delivered in connection with Senior Indebtedness.

The Subordinated Debenture issued to Lime Rock shall be subject to prepayment in whole at any time or from time to time in part (in multiples of $500,000) at the option of the Corporation at the following redemption prices plus accrued but unpaid interest thereon to the prepayment date:

Year (12 months ended September 30)	**Redemption Price (percentage of outstanding principal amount)**
2004	120%
2005	116%
2006	112%
2007	108%
2008	104%

The Subordinated Debenture issued to CanFund shall be subject to prepayment in whole at any time or from time to time in part (in multiples of $500,000) at the option of the Corporation at the following redemption prices plus accrued but unpaid interest thereon to the prepayment date:

Period	Redemption Price (percentage of outstanding principal amount)
3 months ended December 31, 2003	100%
9 months ended September 30, 2004	106%

If Subordinated Debentures are issued and for so long as such Subordinated Debentures are outstanding, certain corporate actions by the Corporation or its material wholly-owned subsidiaries will require the approval of each of Lime Rock and CanFund, including:

1. the redemption or repurchase of any outstanding Common Shares or any other return of capital or distribution to any class of shareholders, including dividends paid on Common Shares;

2. any issuance of any other securities or notes evidencing a debt obligation, senior or on parity to the Subordinated Debentures in the terms of distributions or payments upon liquidation other than conventional Senior Indebtedness;

3. an amendment to the articles, by-laws, or other documents or agreements of the Corporation which would impair or reduce the rights of Lime Rock and CanFund;

4. dispositions of material assets of the Corporation or its wholly-owned subsidiaries; and

5. a charge on any assets of the Corporation other than to secure Senior Indebtedness permitted hereunder, excluding industry standard permitted encumbrances.

Certain events will constitute a default under the Subordinated Debentures, including but not limited to:

1. default in payment of principal or interest on the Subordinated Debentures when due and payable;

2. events of default under the Senior Indebtedness or other material debt of the Corporation;

3. events of insolvency or bankruptcy by the Corporation;

4. the occurrence of one or more material unstayed and final (subject to no further appeals) judgments against the Corporation that aggregate the greater of $5 million or the amount set forth in the equivalent provision in the Senior Indebtedness;

5. breach of any material representation, warranty or covenant of the Corporation under any material agreement or instrument entered into among the Corporation, Lime Rock and/or CanFund;

6. in the case of a Subordinated Debenture issued to Lime Rock, the Corporation fails to include the Lime Rock board nominees in the slate of directors proposed to shareholders; or

7. a change of control of the Corporation (including, without limitation, a change of control of the majority of the board of directors of the Corporation subsequent to the appointment of Lime Rock's two nominees to the board of the Corporation as described above) which shall result in the principal amount of the Subordinated Debentures being deemed to be equal to 106% of the then outstanding principal amounts thereunder.

The default interest rate shall be eighteen percent.

The obligation of Lime Rock and CanFund to close the issuance of the Subordinated Debentures or participate in an Alternate Financing are subject to the satisfaction or waiver of certain conditions including:

1. the Private Placement Transaction shall have been completed;

2. two nominees of Lime Rock shall have been appointed to the board of directors of the Corporation;

3. the negotiation in good faith and execution of definitive documentation in respect of the Debenture Alternative in form and substance satisfactory to the Corporation, Lime Rock and CanFund, acting reasonably;

4. no event of default shall have occurred, nor shall have any event or action occurred or taken place that, with notice or lapse of time, or both, would constitute an event of default under the Loan Extension Agreement (which has not been waived by the Senior Bank Lenders) or the Bridge Note Financing (which has not been waived by CanFund);

5. each material wholly-owned subsidiary of the Corporation is permitted to provide a subordinate guarantee in favour of Lime Rock and CanFund in respect of the debentures, all on terms satisfactory to the Corporation, Lime Rock and CanFund, acting reasonably;

6. the completion of an inter-creditor agreement as may be reasonably required among Lime Rock, CanFund and any other of the Corporation's lenders on terms satisfactory to Lime Rock and CanFund, acting reasonably; and

7. no Business Combination (as defined under "Proposed Refinancing – Private Placement Transaction – Break Fee") shall have been announced, entered into or occurred.

If either Lime Rock or CanFund terminate their obligations as a result of the non-satisfaction of any condition precedent, the other party may purchase the Subordinated Debentures to be issued to it or participate in an Alternate Financing as to 50%, or shall be released of its obligations, or may elect to purchase all of the Subordinated Debentures (including those of the terminating party) or participate in an Alternate Financing as to 100%; provided that the Corporation shall not be obligated to issue less than all of the Subordinated Debentures.

If the Rights Offering is not fully subscribed the Corporation shall take such steps and shall proceed with the Back-up Subordinated Debt Financing to ensure that the Back-up Subordinated Debt Financing is closed by November 25, 2003.

Use of Proceeds of Back-up Transactions

The net proceeds of the Back-up Subordinated Debt Financing will be applied by the Corporation as set out in the Repayment Plan. See "Proposed Refinancing – Use of Proceeds".

Use of Proceeds

The proceeds of the four-part plan to refinance the Corporation will be applied as follows:

1. Bridge Note Financing - The Corporation has applied the proceeds of the Bridge Note Financing of $10,000,000 (less reasonable fees and expenses) for working capital purposes, including to pay trade creditors, accrued taxes payable (not to exceed $200,000), and interest and forbearance fees to the Senior Bank Lenders and an administration fee to the Senior Bank Lenders and for no other purpose. None of the proceeds shall be used to permanently pay any principal indebtedness owing to the Senior Bank Lenders without the written consent of CanFund, provided that the Corporation may make a principal payment of no more than $1,000,000 to the Senior Bank Lenders on each of September 30, 2003, December 31, 2003 and March 31, 2004.

2. Private Placement Transaction – The proceeds of the Private Placement Transaction of approximately $25,000,290 (less reasonable fees and expenses) shall be used as follows: (i) firstly, a $2,000,000 portion of the net proceeds will be retained by the Corporation and used for working capital purposes, as provided in paragraph 1 above, and (ii) secondly, the balance of the net proceeds, which shall be at least $20,000,000, shall be applied as a permanent repayment and reduction of the Bridge Facility.

3. Rights Offering - The proceeds of the Rights Offering of approximately $22,355,993 (less reasonable fees and expenses) will be used as follows: (i) firstly, a $4,000,000 portion of the net proceeds will be used to partially repay amounts owing to CanFund under the Bridge Note, (ii) secondly, an $8,000,000 portion of the net proceeds will be retained by the Corporation and used for working capital purposes, as provided in paragraph 1 above, provided that (x) in the event the Rights Offering is not fully subscribed and the gross proceeds thereof are less than $14,355,993, the Corporation shall not be entitled to retain any portion of the proceeds for working capital purposes until successful closing of the Back-up Subordinated Debt Financing and (y) if the gross proceeds of the Rights Offering and Back-up Subordinated Debt Financing are greater than $14,355,993 but less than $22,355,993, the amount the Corporation shall be entitled to retain for working capital purposes shall be $8,000,000 less the shortfall between $22,355,933 and the actual gross proceeds, and (iii) thirdly, the balance of the proceeds will be used to repay amounts owing under the Bridge Facility. The proceeds, if any, remaining after payment in full of the Bridge Facility shall be used to pay other amounts owing to the Senior Bank Lenders.

4. Back-up Subordinated Debt Financing - To the extent the Rights Offering is not fully subscribed, proceeds from the Back-up Subordinated Debt Financing in the amount of the shortfall under the Rights Offering will be used in the same manner as the proceeds from the Rights Offering described above.

Subsequent Repayments

If, after the closing of the Rights Offering (and/or Back-up Subordinated Debt Financing, if applicable) and the allocation of the net proceeds thereof (see "Proposed Refinancing - Use of Proceeds"), the Corporation wishes to make additional repayments to CanFund on amounts owing under the Bridge Note, the Corporation shall (i) firstly, be required to obtain the prior written consent of Lime Rock and (ii) secondly, be required to repay amounts owing under the Bridge Note and amounts owing under the Bridge Facility (or other indebtedness to the Senior Bank Lenders, provided that the Bridge Facility has then been repaid in full) on a *pro rata* basis with 60% of any such payment going towards the Bridge Note and 40% going towards the Bridge Facility (or other indebtedness to the Senior Bank Lenders, if applicable).

Subject to early repayment, as set out above, the Corporation shall, on March 31, 2004, (i) repay $4,000,000 to the Senior Bank Lenders, which amount shall be applied firstly to repay the Bridge Facility in full and secondly to repay other indebtedness to the Senior Bank Lenders and (ii) repay to CanFund the $6,000,000 principal balance under the Bridge Note.

Pro Forma Position of the Corporation After Refinancing

The following table sets forth the amounts outstanding under the Operating Facility, the Term Facility, the Bridge Facility and Bridge Note as well as the Common Share capital of the Corporation (i) as at June 30, 2003, (ii) as at June 30, 2003 after giving effect to the Bridge Note Financing ("**Pro Forma I**"), (iii) as at June 30, 2003 after giving effect to the Bridge Note Financing and the Private Placement Transaction ("**Pro Forma II**"), and (iv) as at June 30, 2003 after giving effect to the Bridge Note Financing, the Private Placement Transaction and the Rights Offering ("**Pro Forma III**").

Description	As at June 30, 2003	Pro Forma I as at June 30, 2003(1)	Pro Forma II as at June 30, 2003(2)	Pro Forma III as at June 30, 2003(3)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(thousands of Canadian dollars except numbers of Common Shares)			
Operating Facility (4)	$28,751	$28,751	$26,751	$18,751(5)
Term Facility	14,000	14,000	14,000	14,000
Bridge Facility	34,600	34,600	13,100	3,194(5)
Bridge Note	-	10,000	10,000	6,000(5)
	$77,351	$87,511	$63,851	$41,945
Shareholders' equity	$135,476	$135,476	$158,976	$180,882
Common Shares	27,549,103	27,549,103	35,485,703	42,582,843

Notes:

(1) The net proceeds of the Bridge Note Financing, after transaction costs, will be used for working capital purposes. See "Proposed Refinancing – Bridge Note Financing" and "Proposed Refinancing – Use of Proceeds" for a description of the terms and the use of proceeds.

(2) The net proceeds of the Private Placement Transaction will be approximately $23,500,000, after transaction costs expected to be approximately $1,500,000, of which (i) $2,000,000 will be retained by the Corporation for working capital purposes (shown as reducing the Operating Facility which will be redrawn as required) and (ii) at least $20,000,000 will be applied against the Bridge Facility (shown as reducing the Bridge Facility by $21,500,000). See "Proposed Refinancing – Private Placement Transaction" and "Proposed Refinancing – Use of Proceeds" for a description of the terms and the use of proceeds.

(3) The net proceeds of the Rights Offering will be approximately $21,906,000, after transaction costs expected to be approximately $450,000, of which (i) $4,000,000 will be applied against the Bridge Note, (ii) $8,000,000 will be retained by the Corporation for working capital purposes (shown as reducing the Operating Facility which will be redrawn as required) and (iii) the balance (assumed above to be $9,906,000) to be applied against the Bridge Facility. See "Proposed Refinancing – Rights Offering" and "Proposed Refinancing – Use of Proceeds" for a description of the terms and the use of proceeds. The above assumes that all Rights are exercised and all Common Shares issuable on exercise of Rights are issued at a Rights Exercise Price of $3.15 per share.

(4) Includes $1,751,354 overdraft credit facility which includes U.S. $14,885 translated at one U.S. dollar per 1.3558 Canadian dollars, the noon buying rate posted by the Federal Reserve Bank of New York on June 30, 2003.

(5) The Corporation has other indebtedness which is not presented above but which, as at December 31, 2002, is set out in its audited financial statements as at and for the year ended December 31, 2002 and the notes thereto.

(6) There are options outstanding to acquire an aggregate of 866,663 Common Shares.

(7) There are warrants outstanding to acquire an aggregate of 189,535 Common Shares. These warrants are currently vested and expire on dates ranging from April 2003 to December 2011.

BUSINESS OF THE MEETING

Refinancing Approvals

Private Placement

The shareholders will be asked to consider, and if thought fit approve, the Private Placement Transaction. See "Proposed Refinancing – Private Placement Transaction". This approval is being sought pursuant to the policies of the Toronto Stock Exchange (the "**TSX**") which require that shareholder approval be obtained for any private placement of a number of shares of an issuer that is greater than 25% of the number of shares outstanding before such private placement. The TSX has approved the Private Placement Transaction on the condition that such shareholder approval be obtained and satisfaction of certain other customary conditions.

Waiver of Rights Plan

The shareholders will be asked to consider, and if thought fit approve, the waiver of the application of the Rights Plan to the Private Placement Transaction, the Rights Offering and related transactions. Under the Rights Plan, each one Common Share has attached to it one right issued under the Rights Plan. Pursuant to section 4.4 of the Rights Plan, if a "**Flip-In Event**" (as defined in the Rights Plan) occurs then each such right (other than those that become null and void as described below) will constitute the right of the holder thereof to purchase from the

Corporation, upon payment of the exercise price, a number of Common Shares having an aggregate market price on the date of the "Flip-In Event" equal to twice the exercise price for an amount in cash equal to the exercise price. The rights may not be exercised until after the "Separation Time".

A Flip-In Event includes any transaction in or pursuant to which any person (subject to certain exceptions), together with any other person with which such person is acting jointly or in concert, becomes the beneficial owner of 20% or more of the outstanding voting shares of the Corporation. Lime Rock and CanFund may be considered to be acting jointly or in concert under terms of the Rights Plan with respect to the Private Placement Transaction, the Rights Offering and related transactions in that both of Lime Rock and CanFund are parties to the agreements relating to the refinancing described herein and so such transactions may constitute a Flip-In Event under the terms of the Rights Plan. See "Proposed Refinancing – Private Placement Transaction" and "Proposed Refinancing – Rights Offering".

The Rights Plan provides that the board of directors of the Corporation may, with the consent of the shareholders of the Corporation, determine to waive the application of section 4.4 of the Rights Plan to a "Flip-In Event" of the nature of the Private Placement Transaction and the Rights Offering. In addition, the Rights Plan provides that the board of directors may determine the "Separation Time" in respect of a Flip-In Event.

The board of directors has, subject to obtaining shareholders' approval, waived the application of section 4.4 of the Rights Plan to the Private Placement Transaction, the Rights Offering and related transactions and has extended the Separation Time in respect of such "Flip-In Events" to 10 days after the date of the shareholders' meeting to approve the Private Placement Transaction.

Resolution

The resolution proposed to be passed at the Meeting to approve the Private Placement Transaction and waiver of the application of the Rights Plan to the Private Placement Transaction and the Rights Offering is the following:

"BE IT RESOLVED that:

1. the Private Placement Transaction, substantially as described in the Information Circular (the "**Information Circular**") of the Corporation dated August 1, 2003, is hereby approved; and

2. waiver of the application of section 4.4 of the Corporation's Rights Plan to the Private Placement Transaction, the Rights Offering and related transactions in respect of any Flip-In Events, occurring thereby, all substantially as described in the Information Circular, is hereby approved."

The approval by shareholders for the waiver of the application of the Rights Plan to the Private Placement Transaction, the Rights Offering and related transactions is being sought pursuant to the terms of the Rights Plan. Accordingly, in order to be effective this resolution must be passed by a majority of votes cast by holders of voting shares of the Corporation at the Meeting other than shares beneficially owned by: (i) Lime Rock, (ii) CanFund, (iii) any associate or affiliate of Lime Rock or CanFund, or (iv) any person acting jointly or in concert with Lime Rock or CanFund or any associate or affiliate of Lime Rock or CanFund. To the best of the knowledge of the Corporation, as at July 22, 2003, such persons, as a group, held 2,700,600 Common Shares.

If the foregoing resolution is not approved then the Corporation will not complete the Private Placement Transaction or proceed with the Rights Offering. If the Corporation does not complete the Private Placement Transaction, then (i) all amounts owing by the Corporation under the Bridge Note shall be immediately due and payable with principal due at 106% of the principal amount then outstanding, (ii) the Corporation does not intend to proceed with the Rights Offering, (iii) neither Lime Rock nor CanFund would have any obligation to provide the financing contemplated by the Rights Offering or the Back-up Subordinated Debt Financing, and (iv) the Corporation will have defaulted under the Loan Extension Agreement, and the Senior Bank Lenders will be in a position to demand immediate repayment of all amounts owed to them under the Corporation's credit facilities, to

take steps to enforce security held by them and to collect amounts owed to them under the credit facilities (there is a significant probability that these steps would include insolvency proceedings).

The Rights Plan provides that if a person beneficially acquires shares of the Corporation in a transaction in respect of which the application of section 4.4 of the Rights Plan has been waived, the board of directors of the Corporation shall immediately upon such acquisition, and without further formality, be deemed to have elected to redeem the rights at the redemption price of $0.000001 per right. If the board of directors is deemed to have elected to redeem the rights then the right to exercise the rights will terminate, the only right of the holders of rights is the right to receive the redemption price therefor, and the Corporation will send notice of such redemption to holders of rights.

The board of directors of the Corporation unanimously, strongly recommends that shareholders vote for the resolution approving the Private Placement Transaction and waiver of the application of the Rights Plan to the Private Placement Transaction and the Rights Offering. The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote for the resolution approving the Private Placement Transaction and waiver of the application of the Rights Plan to the Private Placement Transaction and the Rights Offering.

Election of Directors

It is a condition to the Private Placement Transaction that two nominees of Lime Rock be appointed as directors of the Corporation. The board of directors intends to have these two nominees appointed at the closing of the Private Placement Transaction.

Currently the board of directors of the Corporation is comprised of five directors. The articles of the Corporation provide that the directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual general meeting provided that the number of such additional directors does not at any time exceed one-third of the number of directors who held office at the expiration of the prior annual general meeting of the Corporation. Because five directors were elected to the board of the Corporation at the last annual general meeting, the directors may appoint one additional director between annual general meetings. It is intended that the board of directors of the Corporation appoint one nominee of Lime Rock in reliance on this provision on closing of the Private Placement Transaction.

In order to appoint a second director it is intended that one of the existing directors resign so that the second nominee of Lime Rock can be appointed to fill that vacancy. Without the board of directors being enlarged at the Meeting, the result of the appointment of the two nominees of Lime Rock would be that Lime Rock would have, as its nominees, two of the six board members.

Accordingly, management of the Corporation is proposing that the number of directors of the Corporation to be elected at the Meeting be increased to six so that with the appointment of an additional director pursuant to the articles of the Corporation at the closing of the Private Placement Transaction, the Corporation would have seven directors and Lime Rock would have two nominees of the seven directors of the Corporation.

Accordingly, management of the Corporation proposes to ask the shareholders to set the number of directors of the Corporation to be elected at the Meeting at six and nominate the following individuals for election as directors of the Corporation to continue in office until the next succeeding annual meeting of the shareholders, until such director resigns or until a successor is duly elected or appointed the following: R. Tim Swinton, Bruce R. Libin, Q.C, Dean Livingstone, Derek Martin and Glen D. Roane, each of whom is currently a director of the Corporation, along with Witold Gutter, who will be a new member of the board of directors.

If any of the nominees named below is for any reason unavailable to serve as a director, proxies in favour of management of the Corporation will be voted for another nominee in the discretion of the persons named in the form of proxy unless the shareholder has specified in the proxy that his or her shares are to be withheld from voting on the election of directors. **The board of directors of the Corporation unanimously recommends that shareholders vote in favour of each of the nominees.**

A change in a majority of the members of the board of directors of the Corporation (as constituted on July 31, 2003) is an event of default under the Bridge Note causing all amounts owing thereunder to be immediately due

and payable and an additional fee to be immediately payable by the Corporation to CanFund in an amount equal to 6% of the principal amount of the Bridge Note then outstanding. See "Proposed Refinancing – Bridge Note Financing – Events of Default".

The following table sets forth the nominees for election as directors of the Corporation and all positions and offices with the Corporation now held by them, their principal occupations, the periods during which they have served as directors of the Corporation, and the number of voting shares of the Corporation beneficially owned, directly or indirectly, by each of them, or over which they exercise control or direction.

At the closing of the Private Placement Transaction it is expected that Witold Gutter will resign from his position as a director and that the board of directors will appoint a nominee of Lime Rock to fill the vacancy created on the board of directors of the Corporation. At that time the board of directors will also appoint, as an additional director of the Corporation, one additional nominee of Lime Rock.

Name and Municipality of Residence	**Position Held with the Corporation**	**Principal Occupation**	**Director Since**	**Number of Common Shares Owned, Controlled or Directed on August 1, 2003**
R. Tim Swinton[(1) (3)] Calgary, Alberta	Director	President of Western Provinces Resources Ltd. (a private investment company) since 1997; Executive Chairman of IPEC Ltd. (a Canadian pipeline and oilfield construction company) from 1999 to 2001; prior thereto Chairman and CEO of Kenting Energy Services Ltd. in 1997; prior thereto, Chairman, President and CEO of Enserv Corporation	2003	nil
Witold Gutter Edmonton, Alberta	Vice President and Secretary of the Corporation	Vice President and Secretary of the Corporation	-	1,800
Bruce R. Libin, Q.C[(2)(3)] Calgary, Alberta	Director	Executive Chairman and Chief Executive Officer of Destiny Resources Corp., President of B.R. Libin Capital Corp. and from May to November 2000, Mr. Libin was the Executive Chairman of Beau Canada Exploration Ltd.	2003	nil
Dean Livingstone Edmonton, Alberta	President and CEO of the Corporation; President and Director of the Corporation's subsidiaries[(5)]	Chairman, President and CEO of the Corporation	1993	185,155
Derek Martin [(2)] Calgary, Alberta	Director	President, Addington Equities Inc. (an investment company)	2000	nil
Glen D. Roane[(2) (3)] Canmore, Alberta	Director	Corporate Director and independent businessman	2003	nil

Notes:

(1) Chairman of the Corporation.

(2) Member of the Audit and Corporate Governance Committee. Bruce Libin is the chair of the Audit and Corporate Governance Committee.

(3) Member of the Compensation Committee. Glen Roane is the chair of the Compensation Committee.

(4) There is no executive committee of the board of directors of the Corporation.

(5) The information with respect to the shareholdings of the nominees for election as directors has been furnished by the respective nominees.

Amendment to Stock Option Plan

The board of directors strongly recommends that shareholders vote for a resolution approving the amendment to the Plan as set forth below. The board of directors of the Corporation considers the replenishment of options available for grant under the Plan to be a fundamental element of its refinancing plan so that it can exit the refinancing in a position to continue to conduct its business operations in the normal course on an on-going basis. As described below, as at July 22, 2003 the Corporation may grant additional options to purchase no more than 463,538 Common Shares under the Plan. Of these options, it is anticipated that a significant number will be required to be available for grant to any new chief financial officer hired by the Corporation. The board of directors strongly believes that it is imperative that it have additional stock options available as part of the Corporation's overall going-forward compensation scheme to attract, retain and motivate key employees within the organization. **The board of directors is committed to an organization-wide review of compensation practices and policies. The board of directors would consider the grant of additional options available under the Plan in the context of this review, recommendations received from the compensation committee of the board of directors, and the compensation requirements of the Corporation's organization as a whole. Except for the possible grant of equivalent options in exchange for the cancellation of stock appreciation rights granted to members of the board of directors (see "*General Information – Compensation of Directors*") *it is not the present intention of* the board of directors to grant additional stock options to the current directors as such.**

Management of the Corporation proposes to increase the number of Common Shares reserved for issuance under the Plan so that the number of Common Shares that may be issued in the future on exercise of outstanding options or options that may be granted in the future under the Plan is almost ten percent of the number of Common Shares that will be issued after the Private Placement Transaction and the Rights Offering. Accordingly, the shareholders will be asked to consider, and if thought fit approve an amendment to the Plan so that the number of Common Shares that may be reserved for issuance under the Plan be increased to 5,400,000.

The Plan was initially approved by shareholders at a meeting held on February 15, 1995 with the number of Common Shares that may be reserved for issuance under the Plan set at 1,300,000. On February 29, 1997, February 18, 1999 and June 7, 2001 the shareholders of the Corporation approved amendments to the Plan to increase the number of Common Shares that may be reserved for issuance under the Plan to, respectively, 1,500,000, 2,000,000 and 2,500,000.

As at July 22, 2003, the Corporation had already granted options to acquire 2,036,462 Common Shares under the Plan, of which 1,169,799 have been exercised, leaving options outstanding to acquire 866,663 Common Shares and leaving the Corporation the ability to grant options to acquire no more than 463,538 Common Shares. Accordingly, if the number of Common Shares that may be reserved for issuance under the Plan is set at 5,400,000, a total of 4,230,201 Common Shares would be reserved for future issuance under the Plan pursuant to the exercise of options already issued or that may be issued in the future, which is 9.9% of the Common Shares that will be issued assuming completion of the Private Placement Transaction and the Rights Offering (assuming that all Rights are exercised, all Common Shares issuable on exercise of Rights are issued at a Rights exercise price of $3.15 per share and no other issuances of Common Shares) as set out below.

	Before Proposed Amendment	After Proposed Amendment
Common Shares reserved for issuance under the Plan	2,500,000	5,400,000
Common Shares issued on exercise of options already issued	1,169,799	1,169,799
Common Shares reserved for future issuance under the Plan pursuant to the exercise of options already issued or that may be issued in the future	1,330,201	4,230,201
Common Shares reserved for issuance on exercise of currently issued but unexercised options	866,663	866,663
Common Shares for which options may be granted in the future	463,538	3,363,538
Common Shares reserved for future issuance under the Plan pursuant to the exercise of options already issued or that may be issued in the future:		
(i) as a percentage of the 27,549,103 Common Shares issued as at July 22, 2003	4.83%	15.36%
(ii) as a percentage of the 42,542,843 Common Shares that will be issued assuming completion of the Private Placement Transaction and the Rights Offering	3.13%	9.94%

The resolution proposed to be passed at the Meeting to approve the amendment of the Plan is the following:

"BE IT RESOLVED that the amendment of the stock option plan of the Corporation to set at 5,400,000 the number of Common Shares that may be reserved for issuance thereunder, as described in the Information Circular of the Corporation dated August 1, 2003, be hereby approved."

The approval by shareholders to this amendment of the Plan is being sought pursuant to the policies of the TSX. In order to be effective, the resolution must be passed by a majority of votes cast at the Meeting. The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote for the resolution approving this amendment of the Plan. If this resolution is not passed, the board of directors strongly believes that the Corporation's overall going-forward compensation scheme will not enable the Corporation to attract, retain and motivate key employees within the organization.

GENERAL INFORMATION

Executive Compensation

For the purposes of relevant securities regulations, the Corporation had five "Named Executive Officers" during the year ended December 31, 2002. These officers include Mr. Dean Livingstone, who was the Chairman, President, and Chief Executive Officer of the Corporation, Mr. Robert E. Iversen, who was President of DPI, Mr. Roger E. Rivet, who was Vice-President, Finance of NQL (US) Inc., Mr. Raymond Livingstone, who was Vice-President of Black Max Downhole Tools Ltd. and Black Max Downhole Tools Inc. and Mr. Witold Gutter, who was Vice-President and Secretary of the Corporation.

Summary Compensation Table

The following table contains information in respect of annual and long-term compensation paid to, or earned by, the Corporation's Named Executive Officers for the years ended December 31, 2002, 2001 and 2000:

Name & Principal Position	Year	Annual Compensation: Salary ($)	Annual Compensation: Bonus ($)	Annual Compensation: Other Annual Compensation ($)[1]	Long-Term Compensation: Awards: Securities Under Options/SARs Granted (#)	Long-Term Compensation: Awards: Restricted Shares or Restricted Share Units ($)	Long-Term Compensation: Payouts: LTIP Payouts ($)	All Other Compensation ($)
Dean Livingstone President & CEO of the Corporation	2002	175,000	57,915	nil	22,500 / 0	nil	nil	2,150[5]
	2001	175,000	209,867	nil	22,500 / 0	nil	nil	2,150[5]
	2000	175,000	150,578	nil	12,499 / 0	nil	nil	nil
Ray Livingstone Vice-President of Black Max Division	2002	110,315	57,915[4]	nil	17,500[4] / 0	nil	nil	nil
	2001	107,625	209,867[4]	nil	17,500[4] / 0	nil	nil	nil
	2000	105,000	150,578[4]	nil	5,833[4] / 0	nil	nil	nil
Robert E. Iversen[2] President of Diamond Products International Inc.	2002	83,353	58,791	nil	40,000 / 0	nil	nil	nil
Roger E. Rivet[3] Vice-President, Finance of NQL (US) Inc.	2002	65,670	39,155	nil	20,000 / 0	nil	nil	nil
Witold Gutter Vice-President & Secretary of the Corporation	2002	120,000	50,000	nil	10,000 / 0	nil	nil	nil
	2001	120,000	nil	nil	10,000 / 0	nil	nil	nil
	2000	120,000	10,000	nil	3,333 / 0	nil	nil	nil

Notes

(1) The value of perquisites and other personal benefits did not exceed 10% of the Named Executive Officers' salary and bonus.
(2) Robert E. Iversen was appointed to the position of President of DPI on August 28, 2002.
(3) Roger E. Rivet was appointed to the position of Vice-President, Finance of NQL (US) Inc. on August 28, 2002.
(4) All bonuses and options paid and granted to Ray Livingstone were payable to Dean Livingstone. However, at the direction of Dean Livingstone part of his bonuses and options were awarded to Ray Livingstone.
(5) Dean Livingstone's employment agreement provides for payment of an amount equal to the cost of a term life insurance policy insuring Dean Livingstone's life in the amount of $1,500,000 and having as beneficiaries Dean Livingstone's designates with such entitlement ceasing on December 31 following the date of a change of control of the Corporation.

Option/SAR Grants During the Most Recently Completed Financial Year

The following table contains information in respect of options/SAR grants received by the Corporation's Named Executive Officers for the year ended December 31, 2002:

Name	Securities, Under Options/SARs Granted (#)[1]	Percentage of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Dean Livingstone	22,500 / 0	7.6%	$7.40	$7.40	January 14, 2012
Ray Livingstone	17,500 / 0	5.9%	$7.40	$7.40	January 14, 2012
Robert E. Iversen	40,000 / 0	13.6%	$8.26	$8.26	August 27, 2012
Roger E. Rivet	20,000 / 0	6.8%	$8.26	$8.26	August 27, 2012
Witold Gutter	10,000 / 0	3.4%	$7.40	$7.40	January 14, 2012
Bob Iversen	41,608 / 0	14.1%	$2.29	$8.30	November 6, 2007
	5,865 / 0	2.0%	$4.58	$8.30	December 18, 2011
Roger Rivet	43,662 / 0	14.8%	$2.29	$8.30	March 29, 2010

Note:

(1) All securities under option are Common Shares.

Option Exercise During the Most Recently Completed Financial Year and Financial Year End Option Values

The following table contains information in respect of options exercised by the Corporation's Named Executive Officers for the year ended December 31, 2002 and the option values as at December 31, 2002. No SARs were outstanding at year end or were exercised during that year.

Name	Securities Acquired on Exercise[1] (#)	Aggregate Value Realized ($)[2]	Unexercised Options at FY-End Exercisable / Unexercisable (#)	Value of Unexercised in-the-Money Options at FY-End[3] Exercisable/Unexercisable ($)
Dean Livingstone	20,000	125,000	129,999 / 0	199,023 / 0
Ray Livingstone	23,260	166,541	78,333 / 0	96,374 / 0
Robert E. Iversen[4]	nil	nil	87,464/30,000	283,741 / 7,200
Roger E. Rivet[5]	nil	nil	63,662/15,000	272,341 / 3,600
Witold Gutter	nil	nil	64,833 / 0	132,074 / 0

Notes:

(1) Common Shares acquired upon exercise of options and warrants.
(2) Based on the difference between the exercise price of the options or warrants and the closing price of the Common Shares on the TSX on the date of exercise.
(3) Based on the closing price of the Common Shares on the TSX on December 31, 2002 of $8.50.
(4) In conjunction with the acquisition of DPI, previously granted DPI options were converted to warrants to purchase 47,464 Common Shares (which are included in the table).
(5) In conjunction with the acquisition of DPI, previously granted DPI options were converted to warrants to purchase 43,662 Common Shares (which are included in the table).

Termination of Employment, Change in Responsibilities and Employment Contracts

1. Pursuant to an agreement dated effective January 1, 2003, the Corporation employs Mr. Dean Livingstone as President and Chief Executive Officer of the Corporation and to manage and supervise all aspects of the Corporation's business. The agreement provides for minimum annual remuneration (the "**Annual Base Salary**") of $250,000. The annual remuneration is adjusted (the "**Base Salary Adjustment**") to provide for additional remuneration equal to one tenth of one percent of the Corporation's consolidated revenue in

excess of $70 million. Mr. Livingstone is entitled to receive an annual grant of 17,500 stock options and an annual bonus (the "**Annual Bonus**") of the greater of $75,000 or an amount equal to two and one half percent of cash flow over $0.60 per share. As well, Mr. Livingstone is entitled to participate in any of the Corporation's health plans or pension plans and the use of a company vehicle. The agreement provides for payment to Mr. Livingstone of an amount equal to the cost of a term life insurance policy insuring Mr. Livingstone's life in the amount of $1,500,000 and having as beneficiaries Mr. Livingstone's designates with such entitlement ceasing on December 31 following the date of a change of control of the Corporation. In the event of a change of control of the Corporation, Mr. Livingstone is entitled to a bonus of $1,000,000 plus $100,000 for every one dollar by which the value of the change of control exceeds ten dollars per Common Share. A change of control also results in Mr. Livingstone's entitlement to annual bonuses and stock options ceasing immediately, annual remuneration increasing to $325,000/year and Mr. Livingstone having the option to terminate the agreement within three months of the change of control upon the provision of one year's working notice. Upon the notice period having expired, Mr. Livingstone shall be paid an amount equal to the three largest amounts paid to him on account of Annual Base Salary, Base Salary Adjustment and Annual Bonus since September 1, 1997. In the event the agreement is terminated without cause, Mr. Livingstone is entitled to a payment of $1,500,000, the pro-rated Annual Bonus to the date of termination and an amount equal to the total of the three largest amounts paid to him on account of Annual Base Salary and Annual Bonus since September 1, 1997. The agreement expires December 31, 2006 and may be terminated by the Corporation prior to that time only for cause.

2. Pursuant to an agreement dated effective January 1, 2003, the Corporation employs Mr. Ray Livingstone as Vice-President and General Manager of the Corporation's Black Max Division. The agreement provides for annual remuneration in the amount of $144,000 subject to cost of living adjustments. In the event of a change of control of the Corporation Mr. Livingstone shall be entitled to payment equal to the amount that would otherwise be paid for the remainder of the term of the agreement. The Agreement expires December 31, 2005 and may be terminated prior to that time by the Corporation only for cause.

3. Pursuant to an agreement dated effective August 28, 2002, the Corporation employs Mr. Robert E. Iversen as President of DPI and to manage and supervise all aspects of DPI's business. The agreement provides for annual remuneration of US$199,500 subject to cost of living adjustments. The agreement also provides for a signing bonus consisting of a one time grant of 20,000 options with 5,000 of these options to vest immediately and the remainder to vest in increments of 5,000 per year on the anniversary date of the agreement. Mr. Iversen is also entitled to a bonus equal to the greater of one half of one percent of DPI's gross revenues or US$75,000. The agreement provides for a life insurance policy with a face value of US$1,500,000 at the Corporation's expense and for which Mr. Iversen is entitled to designate beneficiaries. At the option of Mr. Iversen, upon the termination of the agreement for any reason and at his sole cost, he may assume this policy. The agreement also provides that Mr. Iversen is entitled to participate in any health and pension plans. Mr. Iversen is also entitled to an allowance for reasonable club dues. In the event of a change of control prior to February 28, 2005, Mr. Iversen is entitled to terminate the agreement at the end of three years upon providing four months written notice. The Agreement expires August 27, 2007 and may be terminated prior to that time by the Corporation only for cause.

4. Pursuant to an agreement dated effective August 28, 2002, the Corporation employs Mr. Roger E. Rivet as Vice President, Finance of NQL (US), Inc. and to assist in the financial administration of the Corporation's US operations. The agreement provides for annual remuneration of US$160,000 subject to cost of living adjustments. The agreement also provides for a signing bonus consisting of a one time grant of 20,000 options with 5,000 of these options to vest immediately and the remainder to vest in increments of 5,000 per year on the anniversary date of the agreement. Mr. Rivet is also entitled to a bonus equal to the greater of one third of one percent of DPI's gross revenues or US$60,000. The agreement provides for a life insurance policy with a face value of US$1,500,000 at the Corporation's expense and for which Mr. Rivet is entitled to designate beneficiaries. At the option of Mr. Rivet, upon the termination of the agreement for any reason and at his sole cost, he may assume this policy. The agreement also provides that Mr. Rivet is entitled to participate in any health and pension plans. Mr. Rivet is also entitled to an allowance for reasonable club dues. In the event of a change of control prior to February 28, 2005, Mr. Rivet is entitled to terminate the agreement at the end of three years upon providing four months written notice. The Agreement expires August 27, 2007 and may be terminated prior to that time by the Corporation only for cause.

5. Pursuant to an agreement dated effective January 1, 2003, the Corporation employs Mr. Witold Gutter as Vice-President and Secretary of the Corporation, to act as corporate counsel to the Corporation and to assist in the management of the Corporation's business. The agreement entitles Mr. Gutter to annual remuneration of $168,000 and a grant of 10,000 stock options per year. In the event of a change of control of the Corporation, Mr. Gutter is entitled to a one-time bonus of $500,000 plus an increase in annual remuneration to $200,000 with entitlement to options ceasing immediately. Upon a change of control, Mr. Gutter shall also have the option to provide one year's notice of termination within three months of the change of control with payment equal to three times annual remuneration. The agreement expires December 31, 2007 and may be terminated by the Corporation prior to that time only for cause.

When used above, the term "**change of control**" refers to (i) a sale of all or substantially all of the assets of the Corporation; (ii) a change in a majority of the members of the board of directors of the Corporation or (iii) any change in the holdings of securities of the Corporation or securities convertible or exchangeable thereto which results in one or more persons (acting jointly or in concert) or associates or affiliates thereof holding securities of the Corporation that entitle, or would following conversion or exchange of such securities entitle, the holder or holders thereof to cast more than 50 percent of the votes attaching to all voting securities of the Corporation that may be cast to elect directors of the Corporation, provided that, such change results from an offer to acquire securities made to all holders of voting securities of the Corporation or from a transaction or series of transactions on which all holders of voting securities of the Corporation have the right to vote.

At the AGM a new board of directors was elected which, by such definition, was a change of control. Each of Dean Livingstone and Ray Livingstone agreed to waive their entitlements under the change of control provisions of their employment agreements in connection with this change of control. Witold Gutter agreed to amendments to his contract which included change of control being defined to an event occurring after June 26, 2003, provided for payment of $500,000 upon termination of the agreement by the Corporation, and provided for a severance payment of $600,000 if the agreement is terminated without cause by the Corporation.

Composition of Compensation Committee

For the year ended December 31, 2002, the members of the compensation committee included William N. Richards, Michael Kennedy and John King.

The board of directors is committed to an organization-wide review of compensation practices and policies. Since the AGM a new compensation committee of the board of directors, composed of Glen D. Roane, R. Tim Swinton and Bruce R. Libin has been constituted with a mandate that includes an overall review of the Corporation's organization-wide compensation practices and policies and ensuring that the compensation policies of the Corporation going-forward will allow it to attract, retain and motivate key employees across the organization.

Report on Executive Compensation

The following report was previously submitted to shareholders in the Corporation's information circular dated May 12, 2003 by the compensation committee of the board of directors as at such date, comprised of Michael Kennedy, William N. Richards and John King.

The Compensation Committee had previously negotiated a six-year agreement with the Corporation's President and Chief Executive Officer, Mr. Dean Livingstone, which was due to expire on December 31, 2005. In January, 2003, the Compensation Committee reviewed the salary for executive officers of a number of different companies in the oil and gas industry in an effort to determine what comparable companies are paying to their executive officers. The Compensation Committee also reviewed the performance of its peer group in the oil and gas industry in respect of revenue growth, EBITDA margin, profit margin, return on equity and return on capital and concluded that the Corporation had outperformed the peer group in the first three categories and was slightly below the average and median in the final two categories. The Compensation Committee also discussed the increasingly complex international operations of the Corporation and the increased responsibilities undertaken by Mr. Livingstone since the time his last contract had been negotiated. The Compensation Committee determined that in many instances, corporations with far less complex and less geographically diverse operations had chief executive officers receiving compensation well in excess of that received by Mr. Livingstone, both in terms of salary, bonuses

and in particular, stock-based compensation. The Compensation Committee further noted that in many instances, in the peer group of companies studied, two and in some cases three individuals were being paid to perform the functions performed for the Corporation by Mr. Livingstone.

The Compensation Committee also discussed what it believed would be required in terms of compensation to attract another individual to perform Mr. Livingstone's duties if Mr. Livingstone were to leave the Corporation and judged it to be in excess of the total compensation package being requested by Mr. Livingstone. Accordingly, the Compensation Committee recommended that Mr. Livingstone's base salary be increased from $175,000 per year to $250,000 per year and that he be granted a contract for a four-year term commencing January 1, 2003.

The Compensation Committee was also of the view that long term incentives are at least as important as annual compensation. To help ensure Mr. Livingstone's long-term commitment to the Corporation, the Compensation Committee recommended to the Board that the new employment contract continue to contain a provision granting Mr. Livingstone stock options on a yearly basis. Refer to "Termination of Employment, Change in Responsibilities and Employment Contracts" for further details.

The Board of Directors has delegated Mr. Livingstone the task of fixing compensation levels for other executive officers and employees.

This report was previously submitted to shareholders in the Corporation's information circular dated May 12, 2003 by the compensation committee of the board of directors as at such date, comprised of Michael Kennedy, William N. Richards and John King.

Compensation of Directors

For the year ended December 31, 2002, the non-employee directors of the Corporation received a $10,000 retainer and $1,000 per meeting in their capacities as directors. Directors are granted incentive stock options from time to time. During the year options were granted to directors as follows:

Name	Securities Under Options Granted	Exercise Price (per security)	Expiration Date
Dean Livingstone	5,000	$7.40	January 14, 2012
William N. Richards	5,000	$7.40	January 14, 2012(1)
Michael Kennedy	5,000	$7.40	January 14, 2012(1)
Allan Sawin	5,000	$7.40	January 14, 2012(1)
Derek Martin	5,000	$7.40	January 14, 2012
John King	5,000	$7.40	January 14, 2012(1)

Note:

(1) As a result of ceasing to be a director of the Corporation on June 26, 2003, these options have either been exercised or have expired unexercised.

After the election of the new board of directors at the AGM, the board of directors met and were briefed on and reviewed the Corporation's operations and financial status and condition. It was noted that none of the non-management directors held any shares of the Corporation except for the continuing non-management director, Mr. Martin, who held a small option position in the Corporation. The board of directors considered the responsibilities and risks involved with being a director in light of the Corporation's then perceived financial status and condition as well as the desirability of better aligning their interests with all of the shareholders by aligning their compensation with increases in shareholder value. The board of directors considered the grant of stock options but determined that the Corporation's stock option plan did not have sufficient room available for the grant of options to directors in light of the immediate imperative need to maintain the ability to grant options to be able to retain a new chief financial officer as quickly as possible. See "Business of the Meeting – Amendment to Stock Option Plan".

In addition, in light of the resignation of the Corporation's chief financial officer, the position of the Corporation and the work and management time that would be required to complete any refinancing plan, the board of directors determined that it was important that continuity of management resources be ensured by re-aligning the chief executive officer's compensation with increasing shareholder value from current levels. Therefore, subject to regulatory approval, the board of directors determined to grant stock appreciation rights ("**SARs**") to the following individuals as follows:

Name	SARs Granted (#)	Percentage of Total SARs Granted	Exercise or Base Price (per security)	Market Value of Securities Underlying SARs on the Date of Grant (per security)	Expiration Date
Bruce Libin	133,000	8.7%	$3.37	$3.37	June 26, 2008
Glen Roane	133,000	8.7%	$3.37	$3.37	June 26, 2008
Derek Martin	133,000	8.7%	$3.37	$3.37	June 26, 2008
Tim Swinton	665,000	43.6%	$3.37	$3.37	June 26, 2008
Dean Livingstone	462,176	30.3%	$3.37	$3.37	June 26, 2008

The above grants of SARs vest, as to each individual, one-third on grant, one-third on June 26, 2004 and one-third on June 26, 2005; provided that in the event of a change of control of the Corporation, all outstanding stock appreciation rights shall vest immediately.

Each non-management member of the board of directors of the Corporation, receives an annual retainer of $20,000 per year. In addition, each non-management member of the board of directors receives $1,000 per meeting of the board of directors attended. In addition, the chairman of the board of directors receives $3,000 per day for days on which consulting services are provided to the Corporation in light of the significant commitment of time required by the refinancing proposal. Compensation paid to directors will be reviewed regularly in light of the time commitment, risks and responsibility entailed by the position.

As a part of the conversations among CanFund and the proposed new directors as to whether the new nominees would let their names be put forward, proposed compensation for the directors was discussed. CanFund indicated its support and the support of certain other significant shareholders for the proposed compensation for non-management directors. The arrangements put into effect upon the new board meeting following the AGM are consistent with those conversations.

In the event that additional options become available for grant under the Corporation's stock option plan, the board of directors will, in the context of the review of the Corporation's compensation policies and practices, consider exchanging the stock appreciation rights for a lesser number of options of the same after tax value, in which case the stock appreciation rights will be cancelled.

Performance Graph

The following graph shows the yearly percentage change in cumulative shareholder return on the Common Shares compared to the cumulative return of the S&P/TSX Composite Index for the past five fiscal years, assuming $100 investments on December 31, 1997 and reinvestment of dividends during the period.


140
120
100
80
60
40
20
1997
1998
1999
2000
2001
2002
NQL.A
S&P/TSX Composite Index

	1997	1998	1999	2000	2001	2002
NQL.A.	100	48	68	76	71	83
S&P/TSX Composite Index	100	85	127	135	116	100

Other Business

Management is not aware of any matter to come before the Meeting other than the matters referred to in the Notice of the Meeting. However, if any other matter properly comes before the Meeting, the accompanying form of proxy confers discretionary authority to vote with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters that properly may come before the Meeting.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated this 1st day of August 2003.

(signed) Dean Livingstone

Chief Executive Officer

(signed) Witold Gutter

Vice President

BOWNE
PRINTED IN CANADA
010355

NQL DRILLING TOOLS INC.
PROXY

SPECIAL MEETING OF SHAREHOLDERS
SEPTEMBER 2, 2003
THIS PROXY IS SOLICITED BY THE MANAGEMENT OF NQL DRILLING TOOLS INC.

The undersigned shareholder of NQL Drilling Tools Inc. (the "**Corporation**"), hereby appoints Dean Livingstone, President, Chief Executive Officer and a Director of the Corporation or, failing him, Witold Gutter, Vice-President and Secretary of the Corporation, or instead of either of the foregoing, ______________________________, as proxy holder for the undersigned, with power of substitution, to attend, act and vote for and on behalf of the undersigned at the special meeting (the "**Meeting**") of shareholders of the Corporation to be held on September 2, 2003 and at any adjournment or adjournments thereof, in the same manner, to the same extent and with the same powers as if the undersigned were present at the said meeting or any adjournment or adjournments thereof and, without limiting the general authorization given, the person above named is specifically directed to vote on behalf of the undersigned as indicated below.

1. On the approval of the Private Placement Transaction and the waiver of the application of the Corporation's shareholder protection rights plan to the Private Placement Transaction, the Rights Offering and related transactions as described in the information circular (the "**Information Circular**") of the Corporation dated August 1, 2003:

   ☐ **VOTE FOR** ☐ **VOTE AGAINST**

2. On setting the number of directors to be elected at the Meeting at six and on the election, as directors, of the nominees set forth in the Information Circular:

   ☐ **VOTE FOR** ☐ **WITHHOLD VOTE**

3. On the amendment of the Corporation's stock option plan as described in the Information Circular:

   ☐ **VOTE FOR** ☐ **VOTE AGAINST**

The undersigned instructs the above-named proxy holder to act on its behalf in respect of each of the matters itemized above as directed, all as more fully described in the Information Circular. **If no direction is given, such proxy holder shall vote for the approval of the Private Placement Transaction and the waiver of the application of the Corporation's shareholder protection rights plan, for the election as directors as set forth in the Information Circular, and for the amendment of the Corporation's stock option plan.** The undersigned hereby confers discretionary authority upon such proxy holder to vote, in accordance with his/her best judgment, with respect to amendments or variations to the matters outlined above and with respect to matters other than those listed in the notice calling the Meeting and which may properly come before the Meeting. At the date hereof, management of the Corporation knows of no such amendment, variation or other matter. This proxy is solicited by management of the Corporation and the costs of same will be borne by the Corporation. This proxy will remain effective for 12 months from the date of its execution.

The undersigned hereby revokes any proxy previously given.

Dated this ____________ day of _______________ 2003.

____
Shareholder (Please sign exactly as shares are registered.)

____
Printed name

____
Number of shares owned

See additional instructions on reverse.

NOTE:

1. **A shareholder has the right to appoint a person, who need not be a shareholder, to attend and act on his/her behalf at the Meeting other than the persons designated in this form of proxy. This right may be exercised by inserting such other person's name in the blank space provided for that purpose or by completing another proper form of proxy and, in either case, by delivering the completed form of proxy to the Corporation as indicated below.**

2. This form of proxy must be dated and must be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a body corporate, under its corporate seal or by an officer or attorney thereof duly authorized. A copy of such authorization should accompany this form of proxy. Persons signing as executors, administrators, trustees, etc. should so indicate.

3. In order for this form of proxy to be effective at the Meeting or any adjournment thereof, it must be signed and deposited with the Corporation c/o CIBC Mellon Trust Company at 600, 333 – 7th Avenue S.W., Calgary, Alberta T2P 2Z1, not later than the close of business on the business day preceding the date of such Meeting or any adjournment thereof or with the chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the commencement of the Meeting or any adjournment thereof.

CIBC Mellon Global Securities Services Company
CIBC Mellon Trust Company

August 7, 2003

BC Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Quebec Securities Commission
Nova Scotia Securities Commission
Toronto Stock Exchange

Dear Sirs:

RE: NQL Drilling Tools Inc.
Confirmation of Mailing

On August 6, 2003, the following items were sent by prepaid mail to all registered shareholders of the above-mentioned Corporation:

1. Chairman's Letter
2. Notice of Special Meeting of Shareholders / Information Circular
3. Proxy
4. Non-Postage paid return address envelope (Registered Holders Only)

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

We are filing this disclosure document with you, in our capacity as Transfer Agent for the above-named Corporation, in compliance with the regulations made under the Securities Act.

Yours truly,
CIBC MELLON TRUST COMPANY

"Signed"

Deanna Henderson
Associate Manager
Client Services
(403) 232 - 2421
Deanna_henderson@cibcmellon.com

cc: Fraser Milner Casgrain LLP
thoburn.allan@fmc-law.com
john.reynolds@fmc-law.com

1-9-11

03 NOV 10 7:21

NQL DRILLING TOOLS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual and Special Meeting of the Shareholders of **NQL DRILLING TOOLS INC.** (the "Company"), will be held in the **Marquis Room of the Fairmont Palliser Hotel, 133 – 9th Avenue SW, Calgary, Alberta, T2P 2M3 on Thursday, the 26th day of June, 2003, at the hour of 2:00 o'clock in the afternoon** for the following purposes:

1. To appoint Deloitte & Touche, LLP as Auditors for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the Auditors.
2. To fix the number of Directors for the ensuing year at five (5).
3. To elect Directors for the ensuing year.
4. To continue the Company's Shareholder Rights Plan as described in the accompanying Information Circular.
5. To amend the Company's Stock Option Plan as described in the accompanying Information Circular.
6. To transact such other business as may properly be transacted at such meeting or at any adjournment thereof.

If you are unable to attend the Annual and Special Meeting in person, please read the Notes accompanying the Instrument of Proxy enclosed herewith and then complete and return the proxy within the time set out in the Notes. As set out in the Notes, the enclosed Proxy is solicited by Management, but, you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided, the name of the person you wish to represent you at the Meeting.

DATED at Nisku, Alberta, this 12th day of May, 2003.

BY ORDER OF THE BOARD

NQL DRILLING TOOLS INC.

"Dean Livingstone"

Dean Livingstone, Chairman of the Board

We ask that you promptly sign, date and return the enclosed Proxy in the envelope provided if it is not your intention to be present at the meeting.

1.9.11

Information Circular

NQL DRILLING TOOLS INC.

For the year ending December 31, 2002
Dated as of May 12, 2003

NQL DRILLING TOOLS INC.

INFORMATION CIRCULAR

For the Annual and Special Meeting to be held on June 26, 2003

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the Management of NQL DRILLING TOOLS INC. ("NQL" or the "Company"), for use at the Annual and Special Meeting of the Shareholders of the Company (the "Meeting") to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof. The cost of solicitation will be borne by the Company.

This Information Circular and accompanying Notice of Meeting and Instrument of Proxy, together with the Company's Consolidated Financial Statements for the year ended December 31, 2002 will first be sent by mail or given to Shareholders on or about May 20, 2003.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying form of Proxy are Directors or Officers of the Company. **A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT FOR HIM ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE ENCLOSED INSTRUMENT OF PROXY. TO EXERCISE THIS RIGHT, A SHAREHOLDER SHALL STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE INSTRUMENT OF PROXY AND INSERT THE NAME OF HIS NOMINEE IN THE BLANK SPACE PROVIDED, OR, COMPLETE ANOTHER INSTRUMENT OF PROXY. THE COMPLETED PROXY SHOULD BE DEPOSITED WITH THE COMPANY'S REGISTRAR AND TRANSFER AGENT, CIBC MELLON TRUST COMPANY, AT SUITE 600, 333 - 7TH AVENUE, SW, CALGARY, ALBERTA, T2P 2Z1, AT LEAST 48 HOURS BEFORE THE TIME OF THE MEETING OR ADJOURNMENT THEREOF (EXCLUDING SATURDAYS AND HOLIDAYS).**

The Instrument of Proxy must be signed by the Shareholder or by his attorney in writing, or, if the Shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

A Shareholder who has given a proxy may revoke it at any time before it is exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or by his attorney authorized in writing, or, if the Shareholder is a corporation, it must be under its common seal, or signed by a duly authorized officer and deposited with the Company's Registrar and Transfer Agent, CIBC Mellon Trust Company, at Suite 600, 333 - 7th Avenue, SW, Calgary, Alberta, T2P 2Z1, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed Instrument of Proxy will vote the shares in respect of which they are appointed, and where directions are given by the Shareholder in respect of voting for, against or withholding a favourable vote respecting any resolution, the proxy holder will do so in accordance with such direction.

IN THE ABSENCE OF ANY DIRECTION IN THE PROXY, IT IS INTENDED THAT SUCH SHARES WILL BE VOTED IN FAVOUR OF THE MOTIONS PROPOSED TO BE MADE AT THE MEETING AS STATED UNDER THE HEADINGS IN THIS INFORMATION CIRCULAR. The Instrument of Proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to any other matters, which may properly be brought before the Meeting. At the time of printing this Information Circular, the Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters, which are not now known to the Management, should properly come before the Meeting, the Proxies hereby solicited will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

General

There are 27,549,105 Class "A" common shares issued and outstanding, each share carrying the right to one vote. Except as otherwise provided for by relevant legislation, only those Shareholders holding Class "A" common shares as of the record date of May 12, 2003 shall be entitled to vote at the forthcoming Annual and Special Meeting or any adjournment thereof in person or by proxy.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many shareholders as a substantial number of shareholders do not hold Class "A" common shares in their own name. Shareholders who do not hold their Class "A" common shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Class "A" common shares can be recognized and acted upon at the Meeting. If Class "A" common shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those Class "A" common shares will not be registered in the shareholder's name on the records of the Company. Such Class "A" common shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such Class "A" common shares are registered under the name CDS & Co. (the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms). The Class "A" common shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents are prohibited from voting shares for the broker's clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Class "A" common shares are communicated to the appropriate person.

Applicable regulatory rules require intermediaries/brokers to seek voting instructions form Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC"). IICC typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be presented at the Meeting. A Beneficial Shareholder receiving a proxy with an IICC sticker on it cannot use that proxy to vote Class "A" common shares directly at the Meeting. The proxy must be returned to IICC well in advance of the Meeting in order to have the Class "A" common shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for purposes of voting Class "A" common shares registered in the name of his broker (or an agent of the broker), a Beneficial Shareholder may attend at the Meeting as a proxyholder for the registered shareholder and vote the Class "A" common shares in that capacity. Beneficial Shareholders who wish to attend the meeting and indirectly vote their Class "A" common shares as proxyholder for the registered shareholder should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Principal Holders of Voting Shares

To the knowledge of the Directors and Senior Officers of the Company, only the following persons beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding Class "A" common shares of the Company:

Name of Shareholder	Number of Shares	Percentage of Issued and Outstanding Shares
R. Chaney Investments, Inc.	3,463,930 [1]	12.6%

(1) R. Chaney & Partners, Inc. is the general partner of R. Chaney & Partners III L..P. that is the direct holder of 802,800 Class "A" common shares. R. Chaney Investments, Inc. is the general partner of R. Chaney & Partners IV L..P. that is the direct holder of 2,661,130 Class "A" common shares. Robert H. Chaney is the sole shareholder of both general partners.

FINANCIAL STATEMENTS

The audited Consolidated Financial Statements of the Company for the year ended December 31, 2002 (the "Financial Statements"), together with the Auditor's Report therein, will be presented to Shareholders at the Meeting. The Financial Statements, together with the Auditor's Report therein will be mailed to Shareholders of record on or about May 20, 2003. Copies of the Financial Statements, Notice of Meeting, Information Circular and Proxy will be available from the Company's corporate headquarters, at 1507 - 4th Street, Nisku, Alberta, T9E 7M9.

APPOINTMENT AND REMUNERATION OF AUDITORS

The shareholders will be asked to vote to appoint Deloitte & Touche LLP, Chartered Accountants, Edmonton, Alberta, as auditors of the Corporation to hold office until the next Annual General Meeting of the shareholders at a remuneration to be fixed by the directors of the Corporation. Deloitte & Touche LLP were first appointed as auditors of the Company on June 12, 2002.

ELECTION OF DIRECTORS

The persons named in the enclosed Instrument of Proxy intend to vote for the election of a Board of Directors comprised of five (5) persons. The names of further nominees for Director may come from the floor at the Meeting.

Each Director elected will hold office until the next Annual General Meeting or until his successor is duly elected, unless his office is earlier vacated, in accordance with the By-laws of the Company. Officers serve at the pleasure of the Board of Directors.

INFORMATION CONCERNING NOMINEE DIRECTORS SUBMITTED BY MANAGEMENT

The following table states the names of all persons proposed to be nominated for election as directors, all other positions and offices with NQL now held by them, their principal occupations or employment, the year in which each of the present directors first became a director of NQL, and the number of Class "A" common shares of NQL beneficially owned or over which control or direction is exercised by such nominees.

Name	Position Held in the Company	Principal Occupation or Employment	Year First Became a Director	Shares Owned or Controlled
Dean Livingstone	Chairman, President and CEO of NQL; President and Director of the Company's subsidiaries(1)	Chairman, President and CEO of NQL and subsidiaries	1993	185,155
William N. Richards, Q.C.	Director	Independent Counsel, formerly a Partner of Reynolds, Mirth, Richards and Farmer(barristers and solicitors)	1989	121,614
Michael Kennedy	Director	Partner of Anfield, Sujir, Kennedy & Durno (barristers and solicitors)	1992	1,400
Allan Sawin	Director	President, Grizzly Well Servicing Inc.(an oil and gas service company)	1995	720
Derek Martin	Director	President, Addington Equities Inc.(an investment company)	2000	---

(1) *The Company's subsidiaries are: NQL (US) Inc., Black Max Downhole Tools Ltd., Black Max Downhole Tools Inc., Canadian Downhole Drill Systems Inc., NQL Holland B.V., NBJ Manufacturing Ltd., NQL (Barbados) Ltd., P&T Servicios Petroleros, C.A., Black Max Downhole Tools (Middle East) Ltd., Black Max S.A., NBJ Manufacturas Petroleras (Bolivia) S.A., CanFish Services Inc., Ackerman International Corp., Ackerman International Holland B.V., NQL Finance, L.L.C., Pre Tempca Servicios de Mexico, S.A. de C.V., NorthStar Drilling Systems Inc., Black Max Argentina S.A., NorthStar Systems Holdings Inc., and NorthStar Drilling Services Ltd.,*

(2) *The Company has an audit committee, the members of which are Derek Martin, William Richards and Allan Sawin. The Company does not have an executive committee.*

EXECUTIVE COMPENSATION

For the purposes of relevant securities regulations, the Company had five "Named Executive Officers" during the year ended December 31, 2002. These Officers include Mr. Dean Livingstone, who was the Chairman, President, and Chief Executive Officer of the Company, Mr. Robert E. Iversen, who was President of Diamond Products International Inc., Mr. Roger E. Rivet, who was Vice-President, Finance of NQL (US) Inc., Mr. Raymond Livingstone, who was Vice-President of Black Max Downhole Tools Ltd. and Black Max Downhole Tools Inc. and Mr. Witold Gutter, who was Vice-President and Secretary of the Company.

Summary Compensation Table

The following table contains information in respect of annual and long-term compensation paid to, or earned by, the Company's Named Executive Officers for the years ended December 31, 2002, 2001 and 2000:

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name & Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)(1)	Securities Under Options / SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
Dean Livingstone Chairman, President & CEO of NQL	2002	175,000	57,915	Nil	22,500 / 0	Nil	Nil	2,150**
	2001	175,000	209,867	Nil	22,500 / 0	Nil	Nil	2,150**
	2000	175,000	150,578	Nil	12,499 / 0	Nil	Nil	Nil
Ray Livingstone Vice-President of Black Max Division	2002	110,315	57,915*	Nil	17,500* / 0	Nil	Nil	Nil
	2001	107,625	209,867*	Nil	17,500* / 0	Nil	Nil	Nil
	2000	105,000	150,578*	Nil	5,833* / 0	Nil	Nil	Nil
Robert E. Iversen (2) President of Diamond Products International Inc.	2002	83,353	58,791	Nil	40,000/0	Nil	Nil	Nil
Roger E. Rivet(3) Vice-President, Finance of NQL (US) Inc.	2002	65,670	39,155	Nil	20,000/0	Nil	Nil	Nil
Witold Gutter Vice-President & Secretary of NQL	2002	120,000	50,000	Nil	10,000 / 0	Nil	Nil	Nil
	2001	120,000	Nil	Nil	10,000 / 0	Nil	Nil	Nil
	2000	120,000	10,000	Nil	3,333 / 0	Nil	Nil	Nil

(1) *The value of perquisites and other personal benefits did not exceed 10% of the Named Executive Officers' salary and bonus*

(2) *Mr. Robert E. Iversen was appointed to the position of President of Diamond Products International Inc. on August 28, 2002*

(3) *Mr. Roger E. Rivet was appointed to the position of Vice-President, Finance of NQL (US) Inc. on August 28, 2002*

* *All bonuses and options paid and granted to Mr. Ray Livingstone were payable to Mr. Dean Livingstone. However, at the direction of Mr. Dean Livingstone part of his bonuses and options were awarded to Mr. Ray Livingstone.*

** *Mr. Dean Livingstone's employment agreement provides for payment to Mr. Livingstone of an amount equal to the cost of a term life insurance policy insuring Mr. Livingstone's life in the amount of $1,500,000.00 and having as beneficiaries Mr. Livingstone's designates with such entitlement ceasing on December 31 following the date of a change of control of the Company.*

Option/SAR Grants During The Most Recently Completed Financial Year

The following table contains information in respect of Options/SAR grants received by the Company's Named Executive Officers for the year ended December 31, 2002:

Name	Securities, Under Options/SARs Granted (#)(1)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Dean Livingstone	22,500 / 0	7.6%	$7.40	$7.40	January 14, 2012
Ray Livingstone	17,500 / 0	5.9%	$7.40	$7.40	January 14, 2012
Robert E. Iversen	40,000/0	13.6%	$8.26	$8.26	August 27, 2012
Roger E. Rivet	20,000/0	6.8%	$8.26	$8.26	August 27, 2012
Witold Gutter	10,000 / 0	3.4%	$7.40	$7.40	January 14, 2012
Bob Iversen	41,608 / 0	14.1%	$2.29	$8.30	November 6, 2007
	5,865 / 0	2.0%	$4.58	$8.30	December 18, 2011
Roger Rivet	43,662 / 0	14.8%	$2.29	$8.30	March 29, 2010

(1) All securities under option are Class "A" common shares of the Company

Option Exercises During The Most Recently Completed Financial Year And Financial Year End Option Values

The following table contains information in respect of Options exercised by the Company's Named Executive Officers for the year ended December 31, 2002 and the Option values as at December 31, 2002. No SAR's were outstanding at year end or were exercised during the year.

Name	Securities Acquired on Exercise [1] (#)	Aggregate Value Realized ($)[2]	Unexercised Options at FY-End(#)Exercisable / Unexercisable	Value of Unexercised In-the-Money Options at FY-End [3] ($)Exercisable/Unexercisable
Dean Livingstone	20,000	125,000	129,999 / 0	199,023/ 0
Ray Livingstone	23,260	166,541	78,333 / 0	96,374/ 0
Robert E. Iversen[4]	Nil	Nil	87,464/30,000	283,741/ 7,200
Roger E. Rivet[5]	Nil	Nil	63,662/15,000	272,341/ 3,600
Witold Gutter	Nil	Nil	64,833 / 0	132,074/ 0

(1) Class "A" common shares acquired upon exercise of options/warrants.

(2) Based on the difference between the exercise price of the options/warrants and the closing price of the Class "A" common shares on the TSE on the date of exercise.

(3) Based on the closing price of the Class "A" common shares on the TSE on December 31, 2002 of $8.50.

(4) In conjunction with the acquisition of Diamond Products International Inc. ("DPI") previously granted DPI options were converted to options to purchase 47,464 Class "A" common shares of the Company.

(5) In conjunction with the acquisition of DPI, previously granted DPI options were converted to options to purchase 43,662 Class "A" common shares of the Company.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

1. Pursuant to an agreement dated effective January 1, 2003, the Company has retained Mr. Dean Livingstone to act as President and Chief Executive Officer of the Company and to manage and supervise all aspects of the Company's business. The agreement provides for minimum annual remuneration (the "Annual Base Salary") of $250,000.00. The annual remuneration is adjusted (the "Base Salary Adjustment") to provide for additional remuneration equal to 1/10 of 1% of the Company's consolidated revenue in excess of $70 million. Mr. Livingstone is entitled to receive an annual grant of 17,500 stock options and an annual bonus (the "Annual Bonus") of the greater of $75,000.00 or an amount equal to 2.5% of cash flow over $0.60/share. As well, Mr. Livingstone is entitled to participate in any of NQL's health plans or pension plans and the use of a company vehicle. The agreement provides for payment to Mr. Livingstone of an amount equal to the cost of a term life insurance policy insuring Mr. Livingstone's life in the amount of $1,500,000.00 and having as beneficiaries Mr. Livingstone's designates with such entitlement ceasing on December 31 following the date of a change of control of the Company. In the event of a change of control of the Company, Mr. Livingstone is entitled to a bonus of $1,000,000.00 plus $100,000.00 for every $1.00 by which the value of the change of control exceeds $10.00 per Class "A" common share. A change of control also results in Mr. Livingstone's entitlement to annual bonuses and stock options ceasing immediately, annual remuneration increasing to $325,000.00/year and Mr. Livingstone having the option to terminate the agreement within 3 months of the change of control upon the provision of 1 year's working notice. Upon the notice period having expired, Mr. Livingstone shall be paid an amount equal to the 3 largest amounts paid to him on account of Annual Base Salary, Base Salary Adjustment and Annual Bonus since September 1, 1997. In the event the agreement is terminated without cause, Mr. Livingstone is entitled to a payment of $1,500,000, the pro-rated Annual Bonus to the date of termination and an amount equal to the total of the three largest amounts paid to him on account of Annual Base Salary and Annual Bonus since September 1, 1997. The agreement expires December 31, 2006 and may be terminated by the Company prior to that time only for cause.

2. Pursuant to an agreement dated effective January 1, 2003, the Company has retained Mr. Ray Livingstone to act as Vice-President and General Manager of the Company's Black Max Division. The agreement provides for annual remuneration in the amount of $144,000 subject to cost of living adjustments. In the event of a change of control of the Company Mr. Livingstone shall be entitled to payment equal to the amount that would otherwise be paid for the remainder of the term of the agreement. The Agreement expires December 31, 2005 and may be terminated prior to that time by the Company only for cause.

3. Pursuant to an agreement dated effective August 28, 2002, the Company has retained Mr. Robert E. Iversen to act as President of DPI and to manage and supervise all aspects of DPI's business. The agreement provides for annual remuneration of US$199,500.00 subject to cost of living adjustments. The agreement also provides for a signing bonus consisting of a one time grant of 20,000 options with 5,000 of these options to vest immediately and the remainder to vest in increments of 5,000/year on the anniversary date of the agreement. Mr. Iversen is also entitled to a bonus equal to the greater of 1/2 of 1% of DPI's gross revenues or US$75,000.00. The agreement provides for a life insurance policy with a face value of US$1,500,000.00 at the Company's expense and for which Mr. Iversen is entitled to designate beneficiaries. At the option of Mr. Iversen, upon the termination of the agreement for any reason and at his sole cost, he may assume this policy. The agreement also provides that Mr. Iversen is entitled to participate in any health and pension plans. Mr. Iversen is also entitled to an allowance for reasonable club dues. In the event of a change of control prior to February 28, 2005, Mr. Iversen is entitled to terminate the agreement at the end of 3 years upon providing 4 months written notice. The Agreement expires August 27, 2007 and may be terminated prior to that time by the Company only for cause.

4. Pursuant to an agreement dated effective August 28, 2002, the Company has retained Mr. Roger E. Rivet to act as Vice President, Finance of NQL (US), Inc. and to assist in the financial administration of the Company's US operations. The agreement provides for annual remuneration of US$160,000.00 subject to cost of living adjustments. The agreement also provides for a signing bonus consisting of a one time grant of 20,000 options with 5,000 of these options to vest immediately and the remainder to vest in increments of 5,000/year on the anniversary date of the agreement. Mr. Rivet is also entitled to a bonus equal to the greater of 1/2 of 1% of DPI's gross revenues or US$60,000.00. The agreement provides for a life insurance policy with a face value of US$1,500,000.00 at the Company's expense and for which Mr. Rivet is entitled to designate beneficiaries. At the option of Mr. Rivet, upon the termination of the agreement for any reason and at his sole cost, he may assume this policy. The agreement also provides that Mr. Rivet is entitled to participate in any health and pension plans. Mr. Rivet is also entitled to an allowance for reasonable club dues. In the event of a change of control prior to February 28, 2005, Mr. Rivet is entitled to terminate the agreement at the end of 3 years upon providing 4 months written notice. The Agreement expires August 27, 2007 and may be terminated prior to that time by the Company only for cause.

5. Pursuant to an agreement dated effective January 1, 2003, the Company has retained Mr. Witold Gutter to act as Vice-President and Secretary of the Company, to act as corporate counsel to the Company and to assist in the management of the Company's business. The agreement entitles Mr. Gutter to annual remuneration of $168,000.00 and a grant of 10,000 stock options/year. In the event of a change of control of the Company, Mr. Gutter is entitled to a one-time bonus of $500,000 plus an increase in annual remuneration to $200,000.00 with entitlement to options ceasing immediately. Upon a change of control, Mr. Gutter shall also have the option to provide 1 year's notice of termination within 3 months of the change of control with payment equal to 3 times annual remuneration. The agreement expires December 31, 2007 and may be terminated by the Company prior to that time only for cause.

COMPOSITION OF COMPENSATION COMMITTEE

For the year ended December 31, 2002, the members of the compensation committee included William N. Richards, Michael Kennedy and John King.

REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee had previously negotiated a six-year agreement with the Company's President and Chief Executive Officer, Mr. Dean Livingstone, which was due to expire on December 31, 2005. In January, 2003, the Compensation Committee reviewed the salary for executive officers of a number of different companies in the oil and gas industry in an effort to determine what comparable companies are paying to their executive officers. The Compensation Committee also reviewed the performance of its peer group in the oil and gas industry in respect of revenue growth, EBITDA margin, profit margin, return on equity and return on capital and concluded that the Company had outperformed the peer group in the first three categories and was slightly below the average and median in the final two categories. The Compensation Committee also discussed the increasingly complex international operations of the Company and the increased responsibilities undertaken by Mr. Livingstone since the time his last contract had been negotiated. The Compensation Committee determined that in many instances, corporations with far less complex and less geographically diverse operations had chief executive officers receiving compensation well in excess of that received by Mr. Livingstone, both in terms of salary, bonuses and in particular, stock-based compensation. The Compensation Committee further noted that in many instances, in the peer group of companies studied, two and in some cases three individuals were being paid to perform the functions performed for the Company by Mr. Livingstone.

The Compensation Committee also discussed what it believed would be required in terms of compensation to attract another individual to perform Mr. Livingstone's duties if Mr. Livingstone were to leave the Company and judged it to be in excess of the total compensation package being requested by Mr. Livingstone. Accordingly, the Compensation Committee recommended that Mr. Livingstone's base salary be increased from $175,000 per year to $250,000 per year and that he be granted a contract for a four-year term commencing January 1, 2003.

The Compensation Committee was also of the view that long term incentives are at least as important as annual compensation. To help ensure Mr. Livingstone's long-term commitment to the Company, the Compensation Committee recommended to the Board that the new employment contract continue to contain a provision granting Mr. Livingstone stock options on a yearly basis. Refer to "TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS" for further details.

The Board of Directors has delegated Mr. Livingstone the task of fixing compensation levels for other executive officers and employees.

This report is submitted by the Compensation Committee: Michael Kennedy, William N. Richards, and John King.

COMPENSATION OF DIRECTORS

For the year ended December 31, 2002, the non-employee directors of the Company received a $10,000 retainer and $1,000.00 per meeting in their capacities as directors. Directors are granted incentive stock options from time to time. During the year options were granted to directors as follows:

Name	Securities Under Options Granted	Exercise Price ($/Security)	Expiration Date
Dean Livingstone	5,000	$7.40	January 14, 2012
William N. Richards	5,000	$7.40	January 14, 2012
Michael Kennedy	5,000	$7.40	January 14, 2012
Allan Sawin	5,000	$7.40	January 14, 2012
Derek Martin	5,000	$7.40	January 14, 2012
John King	5,000	$7.40	January 14, 2012

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

As of December 31, 2002, excluding "routine indebtedness", no officers, directors or employees (both current and former) or any of their associates were indebted to the Company or its subsidiaries.

SHAREHOLDER RETURN PERFORMANCE GRAPH

The following graph shows the yearly percentage change in cumulative shareholder return on NQL's Class "A" common shares compared to the cumulative return of the S&P/TSX Composite Index for the past five fiscal years, assuming $100.00 investments on December 31, 1997 and reinvestment of dividends during the period.


NQL.A
S&P/TSX
1000
900
800
700
600
500
400
300
200
100
0
1997
1998
1999
2000
2001
2002

	1997	1998	1999	2000	2001	2002
NQL.A	100	48	68	76	71	83
S&P/TSX Composite Index	100	85	127	135	116	100

CORPORATE GOVERNANCE

Statement of Corporate Governance Practices

The Board of Directors of the Company believes that sound corporate governance practices are essential to the effective, efficient and prudent operation of the Company and that these practices should be reviewed regularly to ensure that they are appropriate. A description of the Company's corporate governance practices follows. This Statement of Corporate Governance Practices has been prepared by Michael Kennedy, who has been appointed the Lead Director and is responsible for developing the Company's approach to corporate governance issues and ensuring that the Company has sound corporate governance practices.

Mandate of the Board

The mandate of the Board of Directors is to supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company, pursuant to the powers granted by, and the obligations imposed under, the Business Corporations Act (Alberta), the Company's constating documents and the common law. The Board of Directors fulfils its mandate directly and through its committees at regularly scheduled meetings. Meetings of the Board are held at a minimum every quarter to review the Company's operating results for the quarter as well as once annually to review the Company's proposed budget. Additional meetings of the Board are held on an as needed basis, either in person or by teleconference. Additionally, the independent Board members meet on an ad hoc basis to review the performance of management. Frequency of meetings as well as the nature of agenda items change depending upon the state of the Company's affairs and in light of opportunities or risks that the Company faces. The directors are kept informed of the Company's operations at these meetings, as well as through reports and discussions with management, which consults with the Board freely on matters within their particular areas of expertise. In a Company whose business strategy requires quick decision making, the Board has empowered management with the authority to act on day to day matters and within defined parameters in order to carry out the Company's business plan. All of the directors are meaningfully aware of and involved in the Company's business activities, and the Board continuously evaluates the performance of management and the performance of the Company as a whole.

Adoption of a Strategic Planning Process

Although the Company's strategic planning process is a management initiative, the Board of Directors as a whole participates annually in the process by reviewing and approving the strategic plans and budgets. On a continuing basis, the Board will continue to ensure that the plans are appropriate.

Managing Risk

Senior management periodically reports to the Board of Directors on the principal risks faced by the Company and the steps implemented by it to manage these risks. The Board has considered and does, in its deliberations, consider the principal risks of the Company's business and will continue to work with management to assess and review the on-going management of these risks.

Appointing, Training and Monitoring Senior Management

The Compensation Committee assists the Board of Directors in monitoring the performance of senior management. The Company has employment contracts with key members of the senior management team. With respect to management personnel, the Company actively seeks to recruit highly motivated individuals with broad-based skills and a demonstrated capacity to adapt to a dynamic business environment. Senior management are encouraged to participate in appropriate professional and personal development activities (e.g. courses and programs). In addition, the Nominating and Succession Committee reviews and reports to the Board on the organizational structure of the Company at least annually and is actively involved in the succession planning process.

Response to Shareholders

The Board believes that its communications with shareholders, and the avenues available for shareholders and others interested in the Company to have their inquiries about the Company answered, are responsive and effective. Inquiries from shareholders are treated on a priority basis with prompt responses from the appropriate member of senior management. In addition, a significant portion of the Company's communications with its shareholders is reviewed by the Board prior to distribution to the shareholders. Annual financial statements are submitted to the Board for approval, as are Management's Discussion and Analysis of Financial Results, quarterly results and reports of management thereon, the Company's Management Information Circular, and press releases on major developments.

Integrity of Internal Controls and Management Information Systems

The Board, through the Audit Committee, assesses the effectiveness of the internal controls and management information systems at meetings held with the external auditors and members of senior management.

Mandate of the Board and the Chief Executive Officer

Formal position descriptions have not been developed for Board members since the Board assumes overall responsibility for overseeing the affairs of the Company. The description of the position of the Chief Executive Officer follows from his role and responsibilities in connection with corporate objectives prepared by senior management and reviewed and adopted by the Board. The Chief Executive Officer is responsible for ensuring that these objectives are met. His performance in this regard is assessed by the Compensation Committee.

Board Composition

The Board of Directors of the Company is composed of a majority of "unrelated directors". An "unrelated director" is a director who is free from any interest and any business or other relationship which could, or could reasonably be perceived to, interfere materially with that director's ability to act with a view to the best interests of the Company.

In considering their qualifications as unrelated directors, the Board took into account relationships certain of the unrelated directors have or have had with the Company. Mr. Kennedy is a partner in a law firm which provides legal advice to the Company and Mr. Richards is a former partner of a law firm which provides legal advice to the Company. The Board of Directors does not believe that these relationships should reasonably be perceived to materially interfere with their ability to act in the best interests of the Company.

The Board of Directors was composed of six members as of December 31, 2002. The Board of Directors believes that five directors – Messrs. Kennedy, Richards, Sawin, Martin and King – were "unrelated directors" and that one director – Mr. Livingstone – was a "related director".

The size and composition of the Board have been driven by a desire to ensure that the Company has an appropriate complement of skills, knowledge, and experience required for the effective management of the Company, and for ensuring long-term growth and value for shareholders.

Size of Board

The Board has considered its size with a view to the impact of size upon its effectiveness and has concluded that the number of directors as presently constituted is appropriate for a company of its size and complexity. The current size of the Board is reflective of the Company's business model, which requires quick and effective decision making. The Board, as presently constituted, brings together a mix of skills, backgrounds, ages and attitudes that the Board considers appropriate to the stewardship of the Company. The periodic review of this issue is part of the mandate of the Nominating and Succession Committee.

Board Training and Performance

The Company, in seeking out new Board members, looks for individuals who have previous experience in the operation of public entities. Each new director is given the opportunity to meet with senior management and to review the Company's budget and strategic plan, and historical public information. Presentations are made periodically by senior management to the Board of Directors in the main areas of the Company's business and operations. The unrelated directors of the Company meet on an ad hoc basis to assess the performance of the Board and the Company as a whole.

Independence from Management

Currently, Mr. Livingstone is Chairman of the Board and Chief Executive Officer of the Company. In the context of the Company, the Board at this point believes that the role of the Chair and the Chief Executive Officer in setting the Board agenda and ensuring that adequate and proper information is made available to the Board, a critical element for effective corporate governance, is best filled by a person who has intimate knowledge of the Company, its operations and the industry within which this Company operates. The Board is of the view that Mr. Livingstone, in conjunction with other senior management, is the most qualified individual to fulfil this function. To help ensure that the Board functions independently of management, it has appointed Michael Kennedy as Lead Director.

The Board regularly reviews the quantity and quality of information provided to it and, from time to time, requests changes. The skill sets and experience of the unrelated, independent directors on the Board, combined with the accessibility and experience of the senior management director, have enabled open and meaningful discussions and enhanced the Company's management. The Board is very much a working Board - with all non-management members serving on committees that are active and involved. The Board has open access to information relating to the operations of the Company. In addition, the Board members may engage independent advisors at the Company's expense, with the approval of the Nominating and Succession Committee, to assist them in their work.

Committees of the Board

The committees of the Board of Directors are all comprised of unrelated directors.

Audit Committee

The Audit Committee is responsible for reviewing the Company's financial reporting procedures, internal controls and the performance of the Company's external auditors. The committee is also responsible for reviewing the quarterly and annual financial statements of the Company prior to their presentation to the Board of Directors. The Audit Committee has direct communication channels with the external auditors and meets with them in the absence of management. The members of the Audit Committee during fiscal 2002 were Derek Martin, William Richards and Allan Sawin.

Compensation Committee

The Compensation Committee is responsible for reviewing and making recommendations to the Board of Directors on such matters as compensation of Board members, compensation and termination of the Company's Chief

Executive Officer, and for the administration of the Company's Incentive Stock Option Plan. The members of the Compensation Committee during fiscal 2002 were Michael Kennedy, William Richards and John King.

Nominating and Succession Committee

The Nominating and Succession Committee is responsible for assessing the effectiveness of the Board, its size and composition, and for identifying the characteristics required in new Board members and identifying particular individuals who meet those characteristics.

The members of the Nominating and Succession Committee during fiscal 2002 were Allan Sawin, Derek Martin and John King.

Decisions Requiring Board Approval

At present, in addition to those matters which must, by law, be approved by the Board, management seeks Board (or appropriate committee) approval for any transaction which is out of the ordinary course of business or could be considered to be "material" to the business of the Company. Any Management initiatives not covered in the annual business plan require Board approval.

Expectations of Management

The Board's relationship with management is an open and productive one. Management uses its Board effectively and frequently seeks the advice of its outside Board members with respect to various aspects of its business. The resources available to the Company by virtue of skill sets represented on the Board have enabled management to obtain relevant feedback on a broad variety of matters and, as a result, input and direction prior to formulating its recommendations. The Board expects the Company's management to: (i) review, on an ongoing basis, the Company's strategies and their implementation in all key areas of the Company's activities, in light of evolving and changing market conditions and government regulations; (ii) conduct a comprehensive annual budgeting process and monitor the Company's financial performance against the annual budget approved by the Board; (iii) take the initiative in identifying opportunities and risks for the benefit of the Company; and, (iv) report in a comprehensive, accurate and timely fashion on the business and affairs of the Company generally and on any specific matters that it considers of significant material consequence to the Company and its Shareholders.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Shareholder Rights Plan

On December 17, 1999, the Company implemented a shareholder rights plan (the "Rights Plan"), the terms and conditions of which are set out in an agreement dated as of December 17, 1999 (the "Rights Plan Agreement") between the Company and CIBC Mellon Trust Company as rights agent. The Rights Plan Agreement was subsequently confirmed by the Shareholders of the Company on May 17, 2000. A summary of the Rights Plan and the Rights Plan Agreement are set forth below. The Rights Plan Agreement provides that in order for it to continue in effect, it must be reconfirmed by shareholders at the first Annual General Meeting of the Shareholders of the Company held subsequent to December 17, 2002. The Rights Plan Agreement further provides that it must be reconfirmed by shareholders again at the first Annual General Meeting of the Shareholders of the Company held subsequent to December 17, 2005. The Rights Plan will ultimately expire on December 17, 2009, unless earlier extended. The Board of Directors of the Company has passed a resolution, subject to shareholder approval, approving the continuation of the Rights Plan.

Purpose of the Rights Plan

The Rights Plan has been designed to protect Shareholders of the Company from unfair, abusive or coercive take-over strategies, including the acquisition of control of the Company by a bidder in a transaction or series of transactions that does not treat all Shareholders equally or fairly nor afford all Shareholders an equal opportunity to share in any premium that may be paid upon an acquisition of control. The Rights Plan is not intended to prevent a take-over or deter fair offers for securities of the Company. Rather, it is designed to encourage anyone seeking to acquire control of the Company to make an offer that represents fair value to all holders of all Class "A" common shares.

The Rights Plan is designed not to interfere with the day-to-day operations of the Company. The implementation of the Rights Plan does not affect the Company's balance sheet or income statement and its implementation should not result in a taxable event for the Company or its Shareholders. The implementation of the Rights Plan does not increase the level of debt of the Company or involve a sale, exchange or purchase of significant assets or the loss of earning power of the Company. The issue of the Rights does not dilute the equity or voting interests of existing Shareholders and should not interfere with equity or debt financing by the Company.

At the time the Rights Plan was adopted, the Board of Directors was made aware that the Rights Plan may discourage certain types of take-over bids that might be made for the Company and may render more difficult a merger, tender offer, assumption of control by the holders of a large block of the Company's securities or the removal of incumbent management. The Rights Plan will cause substantial dilution to a person or group that attempts to acquire the Company other than through a Permitted Bid (defined below) or a take-over bid, the terms of which are approved by the Board of Directors, and which is made by way of a take-over bid circular sent to all holders of record of Class "A" common shares. The Board of Directors carefully considered these matters and concluded that they do not justify denying Shareholders the protection that the Rights Plan affords. The Rights Plan is not intended to prevent all unsolicited take-over bids for the Company and will not do so. The Rights Plan is designed to encourage potential bidders to make Permitted Bids or negotiate take-over proposals with the Board of Directors that the Board of Directors considers are in the best interests of the Company and to protect the Company's Shareholders against being coerced into selling their Class "A" common shares at less than fair value.

Background of the Rights Plan

The Rights Plan was not, and the renewal of the plan has not been, proposed by the Board of Directors or Management of the Company in response to or in anticipation of any specific take-over bid or proposed bid or other transaction. Rather, the Rights Plan was adopted in response to the Board of Directors' concern that, in the business and legal climate in which the Company operates, there is the potential for unfair treatment of Shareholders that should be guarded against to the extent practicable.

The Board of Directors has been concerned that under current law a person acquiring Class "A" common shares could use coercive or other abusive take-over practices to obtain control of the Company without paying a fair price and without negotiating with the Board of Directors acting on behalf of all Shareholders. For example, a bidder may acquire blocks of Class "A" common shares in the market or in private agreements involving a small number of private investors and thereby gain effective control of the Company without paying an appropriate "control premium" to all Shareholders. A bidder may also make a take-over bid to acquire effective or legal control of the Company that the Board of Directors, acting honestly and in good faith, may believe is wholly inadequate and unfair to Shareholders and does not reflect the full or premium control value for all of the Class "A" common shares. Without anything else, Shareholders would likely feel compelled to tender to such a bid, even where there is also the view that the offer is inadequate and of less than fair value for an acquisition of control, fearing that if they do not tender, they will pass up their only opportunity to receive any "take-over premium" for a portion of their Class "A" common shares. The Board of Directors also believes that the timetable for take-over bids prescribed by Canadian securities laws could impair the Board's ability to ensure that all other alternatives to maximize shareholder value are thoroughly explored.

In response to these concerns, the Board of Directors considered the desirability and the practicability of various strategies to deter unfair or abusive take-over practices and, in particular, whether a shareholder protection rights plan would be in the best interests of the Company and its Shareholders and, if so, what the appropriate characteristics of such a shareholder protection rights plan would be. Upon consideration of these issues, and with the advice of legal counsel, the Board of Directors, by resolution dated December 17, 1999, approved the adoption of the Rights Plan and subsequently entered into the Rights Plan Agreement.

Summary of the Rights Plan

The following is a general summary of the terms of the Rights Plan, which is qualified in its entirety by reference to the complete text of the Rights Plan Agreement. Shareholders wishing to receive a copy of the Rights Plan Agreement should contact the Secretary of the Company by telephone at (780) 955 8828, or by e-mail to witold.gutter@nql.com or by mail to NQL Drilling Tools Inc., 1507 - 4th Street, Nisku, Alberta T9E 7M9, Attention: Secretary.

(i) Definitions:

"Acquiring Person" means, with certain exceptions, a person who is the beneficial owner of 20% or more of the outstanding Class "A" common shares;

"Flip-in Event" means a transaction pursuant to which any person shall become an Acquiring Person (Note: a Permitted Bid is not a Flip-in Event);

"Permitted Bid" means a take-over bid made by way of a take-over bid circular which also: (a) is made to all registered holders of Class "A" common shares; (b) is open for at least 60 days unless on that date more than 50% of the outstanding Class "A" common shares have been tendered in which case the bid will remain open for at least another 10 business days; and (c) allows for any Class "A" common shares deposited pursuant to such bid to be withdrawn until taken up and paid for; and

"Separation Time" means the close of business on the tenth trading day following the earlier of: (a) the date of the first public announcement that a person has become an Acquiring Person; and (b) the date of announcement or commencement of a take-over bid that is not a Permitted Bid; or such later date as may be determined by the Board of Directors acting reasonably.

(ii) Operation of the Rights Plan:

Pursuant to the Rights Plan the Board of Directors authorized the Company to issue one Right in respect of each outstanding Share to holders of record as at the Record Time and authorized the Company to issue one Right for each Share issued after the Record Time and prior to the Separation Time. The Rights Plan provides that, until the Separation Time, the Rights will be transferred with and only with the associated Class "A" common shares and will be represented by the outstanding Share certificates. Until the Separation Time, new Share certificates issued after the Record Time upon the transfer of existing Class "A" common shares or the issuance of additional Class "A" common shares will contain a legend making reference to the effect and authority of the Rights Plan Agreement. Until the Separation Time, the surrender for transfer of any certificates representing Class "A" common shares outstanding as of the Record Time will also constitute the transfer of the Rights associated with such Class "A" common shares. Promptly following the Separation Time, separate certificates evidencing the Rights (the "Rights Certificates") will be mailed to holders of record of Class "A" common shares as of the Separation Time and the separate Rights Certificates will evidence the Rights.

Effective as of the close of the tenth trading day after the occurrence of a Flip-in Event each Right entitles the registered holder thereof, with the exception of the person who is or is to become an Acquiring Person pursuant to such Flip-in Event, to purchase from the Company, upon fulfilling the terms of the Rights Plan including the payment of the relevant exercise price, Class "A" common shares with an aggregate market value equal to two times the exercise price of a Right. The initial exercise price of a Right is $100.00 (the "Exercise Price"). The exercise of the Rights will have the effect of diluting the position of the Acquiring Person such that the proposed take-over bid will be rendered ineffective. The issue of the Rights is not initially dilutive. Upon a Flip-in Event occurring and the Rights separating from the Class "A" common shares, reported earnings per Class "A" common share on a fully-diluted or non-diluted basis may be affected. Holders of Rights who do not exercise their rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

At any time prior to the occurrence of a Flip-in Event, the Board of Directors may, with the prior approval of the Shareholders, redeem all of the Rights then outstanding for the amount of $0.000001 per Right. In addition, prior to the occurrence of a Flip-in Event, the Board of Directors may, with the prior consent of the Shareholders, waive the application of the Rights Plan in respect of such Flip-in Event provided that such Flip-in Event would occur by reason of an acquisition of Class "A" common shares otherwise than pursuant to a take-over bid made by means of a take-over bid circular sent to all holders of record of Class "A" common shares.

At any time prior to the occurrence of a Flip-in Event, the Board of Directors may, upon prior written notice to the Rights Agent, waive the application of the Rights Plan in respect of such Flip-in Event provided that such Flip-in Event would occur by reason of a take-over bid made by means of a take-over bid circular sent to all holders of record of Class "A" common shares. In addition, the Board of Directors may, in respect of any Flip-in Event, waive the application of the Rights Plan in situations where the person who is the Acquiring Person became such by mistake and subsequently reduces his or her beneficial ownership of Class "A" common shares to less than 20% of the issued and outstanding Class "A" common shares.

Shareholder Approval

At the Meeting, shareholders of the Corporation will be asked to consider and, if thought appropriate, approve the resolution set forth below to continue the Rights Plan under the Rights Plan Agreement.

Regarding shareholder approval, under the provisions of the original Rights Plan Agreement, the Rights (as defined in the Rights Plan Agreement) and the Rights Plan Agreement will terminate and be void and of no further force and

effect at and from the close of business on the date of termination of the Meeting if the Rights Plan Agreement is not confirmed by a majority of the votes cast by Shareholders at the Meeting in favour of the resolution confirming the rights Plan.

The text of the resolution to continue the Rights Plan under the Rights Plan Agreement is set forth below:

"BE IT RESOLVED THAT:

1. The shareholder rights plan of the Corporation be and the same is hereby continued under the Shareholder Rights Plan Agreement dated as of December 17, 1999, (the " Rights Plan Agreement"), between NQL Drilling Tools Inc. (the "Corporation") and CIBC Mellon Trust Company, as rights agent.

2. Any director or officer of the Corporation be and is hereby authorized, for and on behalf of the Corporation, to execute (whether under the corporate seal of the Corporation or otherwise) and deliver such other documents and instruments and take such other actions as such director or officer may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any documents or instruments and the taking of any such actions."

Recommendation of the Board of Directors

In approving the continuation of the Rights Plan Agreement the Board of Directors considered the appropriateness of continuing the Rights Plan as described above, received the advice of its legal advisors and concluded, for the reasons discussed above, that it is in the best interests of the Corporation and its shareholders to continue the Rights Plan. Accordingly, the Board of Directors unanimously recommends that shareholders continue the Rights Plan under the Rights Plan Agreement by voting in favour of the resolution set forth above to be submitted to the Meeting.

The Board of Directors reserves the right to withdraw its recommendation at any time prior to the Meeting in the event that the Board of Directors determines that it would be in the best interests of the Company and its shareholders to do so in light of the circumstances at the time.

Share Option Plan Amendments

At an Annual General Meeting of Shareholders held on February 16, 1995, the Shareholders approved the establishment of a share option plan (the "Plan") for Directors, officers, employees and consultants of the Company or any subsidiary of the Company. Amendments to the Plan are required to be approved by the Shareholders. The Directors of the Company have determined that the value of stock options as means of attracting and retaining qualified personnel would be enhanced by incorporating the following provisions:

1. A provision whereby the option holder is granted the right to elect receipt of a cash payment. Such cash payment would be in lieu of the right to exercise the option to acquire Class "A" common shares which may vest under the option agreement. The amount of the payment would be determined based on the difference between the weighted average market price for the Class "A" common shares of the Company for the ten trading days prior to the date of exercise, and the exercise price of the option shares, multiplied by the number of option shares being exercised.

2. In the event the option holder chooses to exercise the option and receive a cash payment as set forth above, the Company would have the option to issue the option holder a promissory note, which would become due and payable 366 days from exercise of the option, in lieu of immediately making the cash payment.

The amendment to the Plan requires the approval of a resolution passed by a majority of the votes cast by shareholders who vote in respect of the resolution. The Directors of the Company unanimously recommend that shareholders vote in favour of the resolution to amend the Plan.

OTHER MATTERS

The Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting by proxy.

DATED at Nisku, Alberta, this 12th day of May, 2003.

BY ORDER OF THE BOARD
NQL DRILLING TOOLS INC.

"Dean Livingstone"
Dean Livingstone
Chairman, President and Chief Executive Officer of the Company

NQL DRILLING TOOLS INC.

INSTRUMENT OF PROXY

FOR THE ANNUAL and SPECIAL MEETING TO BE HELD ON THURSDAY, JUNE 26TH, 2003

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF THE COMPANY

I, ______________________________ the Undersigned, being a Shareholder of NQL Drilling Tools Inc. (the "Company"), hereby appoint Dean Livingstone, the Chairman, President, CEO and a Director of the Company, or failing him, Witold Gutter, the Secretary and a Vice President of the Company, or instead of either of the foregoing ________________________________, as my Proxy, to vote for me at the Annual and Special Meeting of the Company, to be held on the 26th day of June, 2003, and at any adjournment thereof, and to vote the shares in the capital stock of the Company registered in the name of the Undersigned with respect to the matters set forth below:

1. To appoint Deloitte & Touche LLP, as Auditors for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the Auditors.

   IN FAVOUR ☐ **WITHHELD** ☐

2. To fix the number of Directors for the ensuing year at five (5).

   IN FAVOUR ☐ **AGAINST** ☐

3. To elect Directors for the ensuing year as follows:

	IN FAVOUR	**WITHHELD**
Dean Livingstone	☐	☐
William N. Richards	☐	☐
Michael Kennedy	☐	☐
Allan Sawin	☐	☐
Derek C. Martin	☐	☐

4. To continue the Company's Shareholder Rights Plan..

   FOR ☐ **AGAINST** ☐

5. To amend the Company's Stock Option Plan as described in the accompanying Information Circular.

   FOR ☐ **AGAINST** ☐

6. To transact such other business as may properly be transacted at such meeting or at any adjournment thereof.

   FOR ☐ **AGAINST** ☐

The Undersigned hereby revokes any proxy previously given.

WITNESS my hand this ______ day of ____________________, 2003.

______________________________ ______________________________

Name (*please print*) Signature of Shareholder

Address: ______________________________

Number of Shares: ______________________________

PLEASE SEE IMPORTANT EXPLANATORY NOTES ACCOMPANYING THIS PROXY

NQL DRILLING TOOLS INC.
(the "Company")

NOTES AS TO INSTRUMENT OF PROXY

FOR THE ANNUAL and SPECIAL MEETING TO BE HELD ON THURSDAY, JUNE 26TH, 2003

---

1. THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED ON ITEMS 1 TO 6 AS THE SHAREHOLDER MAY HAVE SPECIFIED BY MARKING AN "X" IN THE SPACES PROVIDED FOR THAT PURPOSE. IF NO CHOICE IS SPECIFIED, THE SHARES WILL BE VOTED AS IF THE SHAREHOLDER HAD SPECIFIED AN AFFIRMATIVE VOTE.

2. IF THE SHAREHOLDER DOES NOT WANT TO APPOINT THE PERSON NAMED IN THE INSTRUMENT OF PROXY, HE SHOULD STRIKE OUT HIS NAME AND INSERT IN THE BLANK SPACE PROVIDED, THE NAME OF THE PERSON HE WISHES TO ACT AS HIS PROXY. SUCH OTHER PERSON NEED NOT BE A SHAREHOLDER OF THE COMPANY.

3. THE INSTRUMENT OF PROXY WILL NOT BE VALID UNLESS IT IS DATED AND SIGNED BY THE SHAREHOLDER OR BY HIS ATTORNEY DULY AUTHORIZED BY HIM IN WRITING, OR, IF THE SHAREHOLDER IS A CORPORATION, IT MUST EITHER BE UNDER ITS COMMON SEAL OR SIGNED BY A DULY AUTHORIZED OFFICER OR OFFICERS.

4. THE INSTRUMENT OF PROXY TO BE EFFECTIVE MUST BE DEPOSITED WITH THE REGISTRAR AND TRANSFER AGENT OF THE COMPANY, CIBC MELLON TRUST COMPANY, AT SUITE 600, 333 - 7TH AVENUE SW, CALGARY, ALBERTA, T2P 2Z1, AT LEAST 48 HOURS BEFORE THE TIME OF THE MEETING OR ADJOURNMENT THEREOF (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS), AT WHICH THE PROXY IS TO BE USED. IN THE CASE OF REVOCATION, THE PROXY MUST BE DEPOSITED AT ANY TIME UP TO AND INCLUDING THE LAST BUSINESS DAY PRECEDING THE MEETING OR ADJOURNMENT THEREOF AT WHICH THE PROXY IS TO BE USED, OR TO THE CHAIRMAN OF THE MEETING ON THE DAY OF THE MEETING OR ANY ADJOURNMENT THEREOF.

5. THIS PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF THE COMPANY.

(NAME AND ADDRESS AS REGISTERED - PLEASE NOTIFY THE COMPANY OF ANY CHANGE IN YOUR ADDRESS)

1.9.111

03 NOV 10 AM 7:21

NQL DRILLING TOOLS INC.

INFORMATION CIRCULAR

For the Annual General Meeting to be held on June 12, 2002

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the Management of **NQL DRILLING TOOLS INC.** ("NQL" or the "Company"), for use at the Annual General Meeting of the Shareholders of the Company (the "Meeting") to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof. The cost of solicitation will be borne by the Company.

This Information Circular and accompanying Notice of Meeting and Instrument of Proxy, together with the Company's Consolidated Financial Statements for the year ended December 31, 2001 will first be sent by mail or given to Shareholders on or about May 10, 2001.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying form of Proxy are Directors or Officers of the Company. **A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT FOR HIM ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE ENCLOSED INSTRUMENT OF PROXY. TO EXERCISE THIS RIGHT, A SHAREHOLDER SHALL STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE INSTRUMENT OF PROXY AND INSERT THE NAME OF HIS NOMINEE IN THE BLANK SPACE PROVIDED, OR, COMPLETE ANOTHER INSTRUMENT OF PROXY. THE COMPLETED PROXY SHOULD BE DEPOSITED WITH THE COMPANY'S REGISTRAR AND TRANSFER AGENT, CIBC MELLON TRUST COMPANY, AT SUITE 600, 333 - 7TH AVENUE, SW, CALGARY, ALBERTA, T2P 2Z1, AT LEAST 48 HOURS BEFORE THE TIME OF THE MEETING OR ADJOURNMENT THEREOF (EXCLUDING SATURDAYS AND HOLIDAYS).**

The Instrument of Proxy must be signed by the Shareholder or by his attorney in writing, or, if the Shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

A Shareholder who has given a proxy may revoke it at any time before it is exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or by his attorney authorized in writing, or, if the Shareholder is a corporation, it must be under its common seal, or signed by a duly authorized officer and deposited with the Company's Registrar and Transfer Agent, CIBC Mellon Trust Company, at Suite 600, 333 - 7th Avenue, SW, Calgary, Alberta, T2P 2Z1, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed Instrument of Proxy will vote the shares in respect of which they are appointed, and where directions are given by the Shareholder in respect of voting for, against or withholding a favourable vote respecting any resolution, the proxy holder will do so in accordance with such direction.

IN THE ABSENCE OF ANY DIRECTION IN THE PROXY, IT IS INTENDED THAT SUCH SHARES WILL BE VOTED IN FAVOUR OF THE MOTIONS PROPOSED TO BE MADE AT THE MEETING AS STATED UNDER THE HEADINGS IN THIS INFORMATION CIRCULAR. The Instrument of Proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of

Meeting and with respect to any other matters, which may properly be brought before the Meeting. At the time of printing this Information Circular, the Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters, which are not now known to the Management, should properly come before the Meeting, the Proxies hereby solicited will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

There are 23,876,312 Class "A" common shares issued and outstanding, each share carrying the right to one vote. Except as otherwise provided for by relevant legislation, only those Shareholders holding Class "A" common shares as of the record date of May 1, 2002 shall be entitled to vote at the forthcoming Annual General Meeting or any adjournment thereof in person or by proxy.

To the knowledge of the Directors and Senior Officers of the Company, only the following persons beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding Class "A" common shares of the Company:

Name of Shareholder	Number of Shares	Percentage of Issued and Outstanding Shares
R. Chaney Investments, Inc.	2,986,700[(1)]	12.5%

(1) R. Chaney & Partners, Inc. is the general partner of R. Chaney & Partners III L.P. that is the direct holder of 762,800 Common Shares. R. Chaney Investments, Inc. is the general partner of R. Chaney & Partners IV L.P that is the direct holder of 2,223,900 Common Shares. Robert H. Chaney is the sole shareholder of both general partners.

FINANCIAL STATEMENTS

The audited Consolidated Financial Statements of the Company for the year ended December 31, 2001 (the "Financial Statements"), together with the Auditor's Report therein, will be presented to Shareholders at the Meeting. The Financial Statements, together with the Auditor's Report therein will be mailed to Shareholders of record on or about May 10, 2002. Copies of the Financial Statements, Notice of Meeting, Information Circular and Proxy will be available from the Company's corporate headquarters, at 1507 - 4th Street, Nisku, Alberta, T9E 7M9.

APPOINTMENT AND REMUNERATION OF AUDITORS

The shareholders will be asked to vote to appoint Deloitte & Touche LLP, Chartered Accountants, Edmonton, Alberta, as auditors of the Corporation to hold office until the next Annual General Meeting of the shareholders at a remuneration to be fixed by the directors of the Corporation. Management has been advised that Collins Barrow, Chartered Accountants, Edmonton, Alberta, the present auditors have resigned as auditors effective June 12, 2002. The reporting package as defined by National Policy #31 dealing with the Change of Auditors from Collins Barrow to Deloitte & Touche LLP is attached to the Information Circular.

ELECTION OF DIRECTORS

The persons named in the enclosed Instrument of Proxy intend to vote for the election of a Board of Directors comprised of six (6) persons. The names of further nominees for Director may come from the floor at the Meeting.

Each Director elected will hold office until the next Annual General Meeting or until his successor is duly elected, unless his office is earlier vacated, in accordance with the By-laws of the Company. Officers serve at the pleasure of the Board of Directors.

INFORMATION CONCERNING NOMINEE DIRECTORS SUBMITTED BY MANAGEMENT

The following table states the names of all persons proposed to be nominated for election as directors, all other positions and offices with NQL now held by them, their principal occupations or employment, the year in which each of the present directors first became a director of NQL, and the number of Class "A" common shares of NQL beneficially owned or over which control or direction is exercised by such nominees.

Name	Position Held in the Company	Principal Occupation or Employment	Year First Became a Director	Shares Owned or Controlled
Dean Livingstone	Chairman, President and CEO of NQL; President and Director of the Company's subsidiaries(1)	Chairman, President and CEO of NQL and subsidiaries	1993	185,155
William N. Richards, Q.C.	Director	Independent Counsel, formerly a Partner of Reynolds, Mirth, Richards and Farmer (barristers and solicitors)	1989	121,614
Michael Kennedy	Director	Partner of Anfield, Sujir, Kennedy & Durno (barristers and solicitors)	1992	1,400
Allan Sawin	Director	President, Grizzly Well Servicing Inc. (an oil and gas service company)	1995	720
Derek Martin	Director	President, Addington Equities Inc. (an investment company)	2000	---
John King	Director	Managing Partner, RedTree Capital Corp. (a private energy service equity fund)	N/A	49,860

(1) The Company's subsidiaries are: NQL (US) Inc., Black Max Downhole Tools Ltd., Black Max Downhole Tools Inc., Canadian Downhole Drill Systems Inc., NQL Holland B.V., NBJ Manufacturing Ltd., NQL (Barbados) Ltd., P&T Servicios Petroleros, C.A., Black Max Downhole Tools (Middle East) Ltd., Black Max S.A., NBJ Manufacturas Petroleras (Bolivia) S.A., CanFish Services Inc., Ackerman International Corp., Ackerman International Holland B.V., NQL Finance, L.L.C., Pre Tempca Servicios de Mexico, S.A. de C.V., NorthStar Drilling Systems Inc., Black Max Argentina S.A., NorthStar Systems Holdings Inc., and NorthStar Drilling Services Ltd.,

COMMITTEES

The Company does not have an Executive Committee of its Board of Directors. Pursuant to the *Business Corporations Act* (Alberta), the Company is required to have an Audit Committee, the present members of which are Messrs. Allan Sawin, Derek Martin and William Richards.

EXECUTIVE COMPENSATION

For the purposes of relevant securities regulations, the Company had four "Named Executive Officers" during the year ended December 31, 2001. These Officers include Mr. Dean Livingstone, who was the Chairman, President, and Chief Executive Officer of the Company, Mr. Ray Livingstone, who was Vice-President of Black Max Downhole Tools Ltd. and Black Max Downhole Tools Inc., Mr. Witold Gutter, who was Vice-President and Secretary of the Company and Mr. Darren Stevenson, who was Vice-President, Finance and Chief Financial Officer of the Company.

Summary Compensation Table

The following table contains information in respect of annual and long-term compensation paid to, or earned by, the Company's Named Executive Officers for the years ended December 31, 2001 and 2000, and the sixteen months ended December 31, 1999:

Name & Principal Position	Year (1)	Annual Compensation			Long-Term Compensation			All Other Compensation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)(2)	Securities Under Options / SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	
Dean Livingstone	2001	175,000	209,867	Nil	22,500 / 0	Nil	Nil	2,150**
Chairman, President & CEO of NQL	2000	175,000	150,578	Nil	12,499 / 0	Nil	Nil	Nil
	1999	225,000	50,000	Nil	37,500 / 0	Nil	Nil	Nil
Ray Livingstone	2001	107,625	209,867*	Nil	17,500* / 0	Nil	Nil	Nil
Vice-President of Black Max Division	2000	105,000	150,578*	Nil	5,833* / 0	Nil	Nil	Nil
	1999	137,333	50,000*	Nil	27,500* / 0	Nil	Nil	Nil
Witold Gutter	2001	120,000	Nil	Nil	10,000 / 0	Nil	Nil	Nil
Vice-President & Secretary of NQL	2000	120,000	10,000	Nil	3,333 / 0	Nil	Nil	Nil
	1999	100,750	Nil	Nil	21,500 / 0	Nil	Nil	Nil
Darren Stevenson	2001	108,000	Nil	Nil	0 / 0	Nil	Nil	Nil
Vice-President, Finance & Chief Financial Officer	2000	84,000	10,000	Nil	30,000 / 0	Nil	Nil	Nil
of NQL	1999	96,000	Nil	Nil	1,500 / 0	Nil	Nil	Nil

(1) 1999 is for the sixteen months ended December 31, 1999.

(2) The value of perquisites and other personal benefits did not exceed 10% of the Named Executive Officers' salary and bonus

* All bonuses and options paid and granted to Mr. Ray Livingstone were payable to Mr. Dean Livingstone. However, at the direction of Mr. Dean Livingstone part of his bonuses and options were awarded to Mr. Ray Livingstone.

** Mr. Dean Livingstone's employment agreement provides for payment to Livingstone an amount equal to the cost of a term life insurance policy insuring Livingstone's life in the amount of $1,500,000.00 and having as beneficiaries Livingstone's designates with such entitlement ceasing on December 31 following the date of a Control Change.

Option/SAR Grants During The Most Recently Completed Financial Year

The following table contains information in respect of Options/SAR grants received by the Company's Named Executive Officers for the year ended December 31, 2001:

Name	Securities, Under Options/SARs Granted (#)(1)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Dean Livingstone	22,500 / 0	5.42%	$7.40	$7.40	January 14, 2011
Ray Livingstone	17,500 / 0	4.22%	$7.40	$7.40	January 14, 2011
Witold Gutter	10,000 / 0	2.41%	$7.40	$7.40	January 14, 2011

(1) All securities under option are Class "A" Common shares of the Company

Option/SAR Exercises During The Most Recently Completed Financial Year

And Financial Year End Option/SAR Values

The following table contains information in respect of Options/SARs exercised by the Company's Named Executive Officers for the year ended December 31, 2001 and the Options/SAR values as at December 31, 2001:

Name	Securities Acquired on Exercise [1] (#)	Aggregate Value Realized ($) [2]	Unexercised Options/SARs at FY-End (#) Exercisable / Unexercisable	Value of Unexercised in-the-Money Options/SARs at FY-End [3] ($) Exercisable/Unexercisable
Dean Livingstone	15,000	129,000	127,499 / 0	179,225 / 0
Ray Livingstone	10,000	86,000	84,093 / 0	153,140 / 0
Witold Gutter	Nil	Nil	54,833 / 0	73,023 / 0
Darren Stevenson	Nil	Nil	22,000 / 15,000	15,690 / 16,650

(1) Class "A" common shares acquired upon exercise of options.

(2) Based on the difference between the exercise price of the options and the closing price of the common shares on the TSE on the date of exercise.

(3) Based on the closing price of the common shares on the TSE on December 31, 2001 of $7.31.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

1. Pursuant to an agreement dated effective January 1, 2000, the Company has retained Mr. Dean Livingstone to act as President and Chief Executive Officer of the Company and to manage and supervise all aspects of the Company's business. The agreement provides for minimum annual remuneration (the "Annual Base Salary") of $175,000.00. The annual remuneration is adjusted (the "Base Salary Adjustment") to provide for additional remuneration equal to 1/10 of 1% of the Company's consolidated revenue in excess of $70 million. Mr. Livingstone is entitled to receive an annual grant of 35,000 stock options and an annual bonus (the "Annual Bonus") of the greater of $75,000.00 or an amount equal to 2.5% of cash flow over $0.60/share. As well, Mr. Livingstone is entitled to participate in any of NQL's health plans or pension plans and the use of a company vehicle. The agreement provides for payment to Livingstone an amount equal to the cost of a term life insurance policy insuring Livingstone's life in the amount of $1,500,000.00 and having as beneficiaries Livingstone's designates with such entitlement ceasing on December 31 following the date of a Control Change. In the event of a change of control of the Company, Mr. Livingstone is entitled to a bonus of $1,000,000.00 plus $100,000.00 for every $1.00 by which the value of the change of control exceeds $10.00 per common share. A change of control also results in Mr. Livingstone's entitlement to annual bonuses and stock options ceasing immediately, annual remuneration increasing to $250,000.00/year and Mr. Livingstone having the option to terminate the agreement within 3 months of the change of control upon the provision of 1 year's working notice. Upon the notice period having expired, Mr. Livingstone shall be paid the greater of $750,000.00 or an amount equal to the 3 largest amounts paid to him on account of Annual Base Salary, Base Salary Adjustment and Annual Bonus since September 1, 1997. The agreement expires December 31, 2005 and may be terminated by the Company prior to that time only for cause.

2. Pursuant to an agreement dated effective January 1, 2000 and amended effective December 1, 2000, the Company has retained Mr. Ray Livingstone to act as Vice-President and General Manager of the Company's Black Max Division. The agreement provides for annual remuneration in the amount of $105,000 subject to cost of living adjustments. In the event of a change of control of the Company Mr. Livingstone shall be entitled to payment equal to the amount that would otherwise be paid for the remainder of the term of the agreement. The Agreement expires December 31, 2003 and may be terminated prior to that time by the Company only for cause.

3. Pursuant to an agreement dated effective January 1, 2000, the Company has retained Mr. Witold Gutter to act as Vice-President and Secretary of the Company, to act as corporate counsel to the Company and to assist in the management of the Company's business. The agreement entitles Mr. Gutter to annual remuneration of $120,000.00 and a grant of 10,000 stock options/year. In the event of a change of control of the Company, Mr. Gutter is entitled to a one-time bonus of $500,000 plus an increase in annual remuneration to $170,000.00 with entitlement to options ceasing immediately. Upon a change of control, Mr. Gutter shall also have the option to provide 1 year's notice of termination within 3 months of the change of control with payment equal to 3 times annual remuneration. The agreement expires December 31, 2005 and may be terminated by the Company prior to that time only for cause.

4. Pursuant to an agreement dated effective January 1, 2000 and amended effective January 1, 2001, the Company has retained Mr. Darren Stevenson to act as Vice-President, Finance and Chief Financial Officer of the Company. The agreement provides for annual remuneration of $108,000 (subject to cost of living adjustments) and a one time signing bonus of 10,000 stock options. The agreement also provides for a one-time grant of 20,000 stock options, with such options vesting in the amount of 5,000 options per year commencing in 2001. Upon change of control, Mr. Stevenson shall be entitled to immediate vesting of all stock options, payment of an amount equal to one year's remuneration and an additional payment equal to 1/12 of one year's remuneration for every year or partial year worked commencing in 1993. The agreement expires December 31, 2005 and may be terminated by the Company prior to that time only for cause.

COMPOSITION OF COMPENSATION COMMITTEE

For the year ended December 31, 2001, the members of the compensation committee included William N. Richards, Wally Kuchar, Michael Kennedy and John King.

COMPENSATION OF DIRECTORS

For the year ended December 31, 2001, the non-employee directors of the Company received a $10,000 retainer and $1,000.00 per meeting in their capacities as directors. Mr. John King received a retainer of $5,833 as he was appointed part way through the year. Directors are granted incentive stock options from time to time. During the year options were granted to directors as follows:

Name	Securities Under Options Granted	Exercise Price ($/Security)	Expiration Date
Wally Kuchar	5,000	$7.40	January 14, 2011
William N. Richards	5,000	$7.40	January 14, 2011
Michael Kennedy	5,000	$7.40	January 14, 2011
Allan Sawin	5,000	$7.40	January 14, 2011
Derek Martin	5,000	$7.40	January 14, 2011
John King	5,000	$11.00	June 10, 2011

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

As of December 31, 2001, excluding "routine indebtedness", no officers, directors or employees (both current and former) or any of their associates were indebted to the Company or its subsidiaries.

SHAREHOLDER RETURN PERFORMANCE GRAPH

The following graph shows the yearly percentage change in cumulative shareholder return on NQL's Class A common shares compared to the cumulative return of the Toronto Stock Exchange 300 Index for the past five fiscal years, assuming $100.00 investments on December 31, 1996 and reinvestment of dividends during the period.


NQL.A
TSE 300
1000
900
800
700
600
500
400
300
200
100
0
1996
1997
1998
1999
2000
2001

	1996	1997	1998	1999	2000	2001
NQL.A	100	325	156	222	246	232
TSE 300	100	129	109	164	174	149

REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee had previously negotiated a five year agreement with the Company's President and Chief Executive Officer, Mr. Dean Livingstone, which was due to expire on August 31, 2002. Based on its experience and knowledge of the industry in which the Company operates, the Compensation Committee was of the view that Mr. Livingstone's duties had increased substantially from year to year as a result of the overall growth of the Company since his previous agreement had been negotiated and that Mr. Livingstone was undercompensated compared to executive officers performing similar duties for corporations of comparable size to NQL. Accordingly, the Compensation Committee recommended that Mr. Livingstone's employment agreement be renegotiated effective January 1, 2000 and that his annual salary be increased to $175,000.00 and that in addition to his yearly bonus he be granted a base salary adjustment based on consolidated revenues of the Company. The Compensation Committee was also of the view that long term incentives are at least as important as annual compensation. To help ensure Mr. Livingstone's long-term commitment to the Company, the Compensation Committee recommended to the Board that the new employment contract continue to contain a provision granting Mr. Livingstone stock options on a yearly basis. Refer to "TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS" for further details.

The Board of Directors has delegated Mr. Livingstone the task of fixing compensation levels for other executive officers and employees.

This report is submitted by the Compensation Committee: Michael Kennedy, William N. Richards, Wally Kuchar and John King.

OTHER MATTERS

The Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting by proxy.

DATED at Nisku, Alberta, this 1st day of May, 2002.

BY ORDER OF THE BOARD
NQL DRILLING TOOLS INC.
"Dean Livingstone"

Dean Livingstone,
Chairman, President and Chief Executive Officer of the Company

NQL
DRILLING TOOLS inc.

1507 - 4th Street, Nisku, Alberta, Canada T9E 7M9
Tel: (780) 955-8828 Fax: (780) 955-3309
E-mail: blackmax@nql.com
website: http://www.nql.com

NQL DRILLING TOOLS INC.

(the "Corporation")

NOTICE OF CHANGE OF AUDITORS

To: The Toronto Stock Exchange
Deloitte Touche LLP
Collins Barrow

Date: May 1, 2002

Pursuant to National Policy #31, the Corporation hereby provides notice of a change of auditors as follows:

1. Collins Barrow, Chartered Accountants, of Edmonton, Alberta, resigned as the Corporation's Auditors and the Corporation proposes to appoint Deloitte Touche LLP, Chartered Accountants of Edmonton, Alberta, as the successor auditor. The change of auditors is to be effective June 12, 2002, and will be submitted for approval at the next shareholders' meeting.

2. There have been no qualified opinions or denials of opinion or reservations in opinions by Collins Barrow in the auditor's report of the two most recently completed fiscal years or any period subsequent to the most recently completed fiscal period for which an auditor's report was issued.

3. The Corporation is of the opinion that there were no "reportable events" as defined by National Policy #31, which occurred in connection with the audit of the two most recently completed fiscal years or any period subsequent to the most recently completed fiscal period for which an auditor's report was issued.

4. The Reporting Package, which includes this Notice, and the response letters from the former auditors, Collins Barrow, and the successor auditors Deloitte Touche LLP, has been considered and approved by the Corporation's Board of Directors.

NQL Drilling Tools Inc.

Per: ____________________
Darren Stevenson
VP Finance & Chief Financial Officer

NQL is listed on the Toronto Stock Exchange (NQL.A).

Collins Barrow
Chartered Accountants

1550 AT&T Canada Tower
10250 - 101 Street N.W.
Edmonton, Alberta
T5J 3P4

T. 780.428.1522
F. 780.425.8189
email: edmonton@collinsbarrow.com

May 3, 2002

Alberta Securities Commission
British Columbia Securities Commission
The Toronto Stock Exchange
Quebec Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission

Dear Sirs:

Re: NQL Drilling Tools Inc.

We have read the Notice of Change of Auditors pursuant to National Policy #31 prepared by the above noted company, and agree with the information contained in the Notice.

Yours very truly,

COLLINS BARROW

Wayne V. Schmidt

WVS:dy

Deloitte & Touche LLP
2000 ManuLife Place
10180 101 Street
Edmonton Alberta T5J 4E4

Tel: (780) 421-3611
Fax: (780) 421-3782
www.deloitte.ca

Deloitte & Touche

May 1, 2002

Alberta Securities Commission
20th Floor Telus Plaza North Tower
10026 Jasper Avenue
Edmonton AB T5J 3Z5

British Columbia Securities Commission
9th Floor 701 West Georgia Street
Vancouver BC V7Y 1L2

Ontario Securities Commission
20 Queen Street West Suite 1903
Toronto ON M5H 3S8

Quebec Securities Commission
17E Etage Tour De la Bourse
800 Square Victoria
Montreal PQ H4Z 1G3

Nova Scotia Securities Commission
2nd Floor Joseph Howe Building
1690 Hollis Street
Halifax NS B3J 3J9

Dear Sirs:

CHANGE OF AUDITORS

With respect to the change in auditors of NQL Drilling Tools Inc. from Collins Barrow to Deloitte & Touche LLP, we confirm that we have read the notice, dated May 1, 2002, with respect to the change of auditors and we agree with the information contained in the notice.

Yours truly,

DELOITTE & TOUCHE LLP

Deloitte & Touche LLP

David M. Wilson, CA
Partner

lj\nql\securitiesmay1.lt2

Deloitte Touche Tohmatsu

NQL DRILLING TOOLS INC.

INSTRUMENT OF PROXY

FOR THE ANNUAL GENERAL MEETING TO BE HELD ON WEDNESDAY, JUNE 12TH, 2002

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF THE COMPANY

I, ______________________ the Undersigned, being a Shareholder of NQL Drilling Tools Inc. (the "Company"), hereby appoint Dean Livingstone, the Chairman, President, CEO and a Director of the Company, or failing him, Witold Gutter, the Secretary and a Vice President of the Company, or instead of either of the foregoing ____________________________, as my Proxy, to vote for me at the Annual General Meeting of the Company, to be held on the 12th day of June, 2002, and at any adjournment thereof, and to vote the shares in the capital stock of the Company registered in the name of the Undersigned with respect to the matters set forth below:

1. To appoint Deloitte & Touche LLP, as Auditors for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the Auditors.

   IN FAVOUR ☐ **WITHHELD** ☐

2. To fix the number of Directors for the ensuing year at six (6).

   IN FAVOUR ☐ **AGAINST** ☐

3. To elect Directors for the ensuing year as follows:

	IN FAVOUR	**WITHHELD**
Dean Livingstone	☐	☐
William N. Richards	☐	☐
Michael Kennedy	☐	☐
Allan Sawin	☐	☐
Derek C. Martin	☐	☐
John King	☐	☐

4. To transact such other business as may properly be transacted at such meeting or at any adjournment thereof.

   FOR ☐ **AGAINST** ☐

The Undersigned hereby revokes any proxy previously given.

WITNESS my hand this _____ day of _____________________, 2002.

______________________________ ______________________________

Name (*please print*) Signature of Shareholder

Address: ____

Number of Shares: ____

*****PLEASE SEE IMPORTANT EXPLANATORY NOTES ACCOMPANYING THIS PROXY*****

NQL DRILLING TOOLS INC.
(the "Company")

NOTES AS TO INSTRUMENT OF PROXY

FOR THE ANNUAL GENERAL MEETING TO BE HELD ON WEDNESDAY, JUNE 12TH, 2002

---

1. THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED ON ITEMS 1 TO 4 AS THE SHAREHOLDER MAY HAVE SPECIFIED BY MARKING AN "X" IN THE SPACES PROVIDED FOR THAT PURPOSE. IF NO CHOICE IS SPECIFIED, THE SHARES WILL BE VOTED AS IF THE SHAREHOLDER HAD SPECIFIED AN AFFIRMATIVE VOTE.

2. IF THE SHAREHOLDER DOES NOT WANT TO APPOINT THE PERSON NAMED IN THE INSTRUMENT OF PROXY, HE SHOULD STRIKE OUT HIS NAME AND INSERT IN THE BLANK SPACE PROVIDED, THE NAME OF THE PERSON HE WISHES TO ACT AS HIS PROXY. SUCH OTHER PERSON NEED NOT BE A SHAREHOLDER OF THE COMPANY.

3. THE INSTRUMENT OF PROXY WILL NOT BE VALID UNLESS IT IS DATED AND SIGNED BY THE SHAREHOLDER OR BY HIS ATTORNEY DULY AUTHORIZED BY HIM IN WRITING, OR, IF THE SHAREHOLDER IS A CORPORATION, IT MUST EITHER BE UNDER ITS COMMON SEAL OR SIGNED BY A DULY AUTHORIZED OFFICER OR OFFICERS.

4. THE INSTRUMENT OF PROXY TO BE EFFECTIVE MUST BE DEPOSITED WITH THE REGISTRAR AND TRANSFER AGENT OF THE COMPANY, CIBC MELLON TRUST COMPANY, AT SUITE 600, 333 - 7TH AVENUE SW, CALGARY, ALBERTA, T2P 2Z1, AT LEAST 48 HOURS BEFORE THE TIME OF THE MEETING OR ADJOURNMENT THEREOF (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS), AT WHICH THE PROXY IS TO BE USED. IN THE CASE OF REVOCATION, THE PROXY MUST BE DEPOSITED AT ANY TIME UP TO AND INCLUDING THE LAST BUSINESS DAY PRECEDING THE MEETING OR ADJOURNMENT THEREOF AT WHICH THE PROXY IS TO BE USED, OR TO THE CHAIRMAN OF THE MEETING ON THE DAY OF THE MEETING OR ANY ADJOURNMENT THEREOF.

5. THIS PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF THE COMPANY.

(NAME AND ADDRESS AS REGISTERED PLEASE NOTIFY THE COMPANY OF ANY CHANGE IN YOUR ADDRESS)

May 13, 2002

BC Securities Commission
Alberta Securities Commission
Quebec Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
TSX Venture Exchange

Dear Sirs:

RE: NQL Drilling Tools
Confirmation of Mailing

On May 10, 2002, the following items were sent by prepaid mail to all registered shareholders of the above-mentioned Company:

1. Notice of Annual General Meeting of Shareholders
2. Information Circular
3. Instrument of Proxy
4. Annual Report 2001
5. Registered Shareholder Supplemental List Return Card
6. Non-Registered Shareholder Supplemental List Return Card
7. Non-Postage paid return address envelope

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

We are filing this disclosure document with you as Agent for the above-named Company in compliance with the regulations made under the Securities Act.

Yours truly,
CIBC MELLON TRUST COMPANY

"Signed"

Deanna Henderson
Associate Manager
Client Relations
(403) 232-2421

cc: NQL Drilling Tools Inc.
sue.foote@nql.com

S:calgary\if\mailconfs\nql-cnf-annual

May 13, 2002

BC Securities Commission
Alberta Securities Commission
Quebec Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
TSX Venture Exchange

Dear Sirs:

RE: NQL Drilling Tools
<u>Confirmation of Mailing</u>

On May 10, 2002, the following items were sent by prepaid mail to all registered shareholders of the above-mentioned Company:

1. Notice of Annual General Meeting of Shareholders
2. Information Circular
3. Instrument of Proxy
4. Annual Report 2001
5. Registered Shareholder Supplemental List Return Card
6. Non-Registered Shareholder Supplemental List Return Card
7. Non-Postage paid return address envelope

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

We are filing this disclosure document with you as Agent for the above-named Company in compliance with the regulations made under the Securities Act.

Yours truly,
CIBC MELLON TRUST COMPANY

"Signed"

Deanna Henderson
Associate Manager
Client Relations
(403) 232-2421

cc: NQL Drilling Tools Inc.
sue.foote@nql.com

S:calgary\if\mailconfs\nql-cnf-annual

May 13, 2002

BC Securities Commission
Alberta Securities Commission
Quebec Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
TSX Venture Exchange

Dear Sirs:

RE: NQL Drilling Tools
<u>Confirmation of Mailing</u>

On May 10, 2002, the following items were sent by prepaid mail to all registered shareholders of the above-mentioned Company:

1. Notice of Annual General Meeting of Shareholders
2. Information Circular
3. Instrument of Proxy
4. Annual Report 2001
5. Registered Shareholder Supplemental List Return Card
6. Non-Registered Shareholder Supplemental List Return Card
7. Non-Postage paid return address envelope

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

We are filing this disclosure document with you as Agent for the above-named Company in compliance with the regulations made under the Securities Act.

Yours truly,
CIBC MELLON TRUST COMPANY

"Signed"

Deanna Henderson
Associate Manager
Client Relations
(403) 232-2421

cc: NQL Drilling Tools Inc.
sue.foote@nql.com

S:calgary\if\mailconfs\nql-cnf-annual

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. ***No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.*** *The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933. Accordingly, except to the extent permitted by the Underwriting Agreement, the securities offered hereby may not be offered or sold within the United States of America and this short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States of America. See "Plan of Distribution".*

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of NQL Drilling Tools Inc., 1507 - 4th Street, Nisku, Alberta, T9E 7M9, phone (780) 955-8828.

New Issue **December 13, 2002**

SHORT FORM PROSPECTUS

NQL DRILLING TOOLS INC.

$21,450,000
3,000,000 Common Shares
Price: $7.15 per Common Share

The outstanding Class "A" common shares ("Common Shares") of NQL Drilling Tools Inc. ("NQL" or the "Corporation") are listed for trading on the Toronto Stock Exchange (the "TSX"). On November 29, 2002 the closing price of the Common Shares on the TSX was $7.35. The offering price of the Common Shares offered hereby was determined by negotiation between the Corporation and Sprott Securities Inc., FirstEnergy Capital Corp., National Bank Financial Inc. and Dundee Securities Corporation (collectively, the "Underwriters").

The Common Shares will not be precluded investments under certain statutes as set out under "Eligibility for Investment". There are certain risk factors which should be carefully reviewed by prospective purchasers. See "Risk Factors".

	Price to the Public	Underwriters' Fee	Net Proceeds to the Corporation [(1)]
Per Common Share	$7.15	$0.3575	$6.7925
Total [(2)]:	$21,450,000	$1,072,500	$20,377,500

Notes:

(1) Before deducting expenses of the issue estimated to be $250,000, which expenses will be paid from the general funds of the Corporation.

(2) The Corporation has granted the Underwriters an option (the "Over-Allotment Option") to purchase up to 450,000 Common Shares at the offering price expiring thirty (30) days from the date of closing to cover over-allotments, if any, and for market stabilization purposes. If the Underwriters exercise the Over-Allotment Option in full, the total price to the public will be $24,667,500, the Underwriters' fee will be $1,233,375 and the net proceeds to the Corporation will be $23,434,125. This short form prospectus qualifies the granting of the Over-Allotment Option and the distribution of any Common Shares which may be issued as a result of the exercise of the Over-Allotment Option. See "Plan of Distribution".

The Underwriters, as principals, conditionally offer 3,000,000 Common Shares for sale, subject to prior sale if, as and when issued by the Corporation and delivered to and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of

Distribution" and subject to the approval of certain legal matters on behalf of the Corporation by Anfield Sujir Kennedy & Durno, Vancouver, British Columbia and on behalf of the Underwriters by Aird & Berlis, LLP, Toronto, Ontario.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that definitive share certificates will be available for delivery on the closing of this offering, which is expected to occur on or about December 20, 2002, or such other date as may be agreed upon between the Corporation and the Underwriters.

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of NQL Drilling Tools Inc., 1507 - 4th Street, Nisku, Alberta, T9E 7M9, phone (780) 955-8828. The following documents of the Corporation are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a) the Revised Renewal Annual Information Form of the Corporation dated December 9, 2002;

(b) the amended audited comparative consolidated financial statements of the Corporation for the years ended December 31, 2001 and December 31, 2000 and the sixteen months ended December 31, 1999, together with the notes thereto and the auditors' report thereon dated March 6, 2002 (December 5, 2002 as to note 19);

(c) the amended interim unaudited comparative consolidated financial statements of the Corporation for the nine months ended September 30, 2002 and September 30, 2001 and the Management Discussion and Analysis included therein;

(d) the Information Circular of the Corporation dated May 1, 2002 in connection with the annual meeting of shareholders of the Corporation held on June 12, 2002;

(e) Material Change Reports dated June 14, 2002 (which disclosed a Letter of Intent pursuant to which the Corporation and Diamond Products International, Inc. had agreed to a business combination), August 19, 2002 (which disclosed that the Corporation was reducing inventory values to better reflect costs of inventory machined in-house and was filing revised audited financial statements for the year ended December 31, 2001 with comparative financial statements for the year ended December 31, 2000 and the sixteen months ended December 31, 1999), August 30, 2002 (which disclosed the closing of the Corporation's acquisition of Diamond Products International, Inc.) and December 11, 2002 (which disclosed the offering of the Common Shares under this short form prospectus); and

(f) Amended Management Discussion and Analysis for the financial year ended December 31, 2001.

Any document of the type referred to in the preceding paragraph and any material change reports (excluding confidential reports) filed by the Corporation with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference in this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation,

an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this short form prospectus, and in certain documents incorporated by reference into this short form prospectus, constitute forward-looking statements. These statements relate to future events or the Corporation's future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this short form prospectus should not be unduly relied upon. These statements speak only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference into this short form prospectus, as the case may be. The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set out under "Risk Factors" and other factors beyond the control of the Corporation.

THE CORPORATION

The Corporation was incorporated under the laws of the Province of British Columbia on April 28, 1986 under the name "D.F.I. Ventures Ltd." by registration of its Memorandum and Articles with the British Columbia Registrar of Companies. Its name was changed to "National Quick Lube Ltd." effective January 17, 1989 and its share capital was consolidated on a one new share for two old shares basis. The Corporation's name was changed to "NQL Drilling Tools Inc." effective June 14, 1994 and its share capital was consolidated on a one new share for four old shares basis. On March 29, 1995, the Corporation was continued into the Province of Alberta.

The head, principal and registered and records office of the Corporation is located at 1507-4th Street, Nisku, Alberta T9E 7M9.

As of December 31, 2001, the Corporation had the following subsidiaries:

	Percentage of Interest	Jurisdiction of Incorporation, Continuance or Formation
NQL (US) Inc.	100%	Delaware
Canadian Downhole Drill Systems Inc.	100%	Alberta
Black Max Downhole Tools Ltd.	100%	Alberta
Black Max Downhole Tools, Incorporated	100%	Texas
NQL Holland, B.V.	100%	Holland

	Percentage of Interest	Jurisdiction of Incorporation, Continuance or Formation
Ackerman International Holland B.V.	100%	Holland
V.O.F. ACE Downhole Tools and Services	100%	Holland
NBJ Manufacturing Ltd.	100%	Alberta
NQL (Barbados) Ltd.	100%	Barbados
P&T Servicios Petroleros, C.A.	100%	Venezuela
Black Max S.A.	100%	Bolivia
NBJ Manufacturas Petroleras (Bolivia) S.A.	70%	Bolivia
Black Max Downhole Tools (Middle East) Ltd.	100%	Alberta
CanFish Services Inc.	100%	Alberta
Ackerman International Inc.	100%	Illinois
NQL Finance LLC	100%	Delaware
NorthStar Drilling Systems Inc.	100%	Alberta
NorthStar Systems Holdings Inc.	100%	Delaware
NorthStar Drilling Services Ltd.	100%	Turks & Caicos
Pre Tempca Servicios de Mexico S.A. de C.V.	100%	Mexico
Black Max Argentina S.A.	100%	Argentina
Black Max Technologies, Inc.	100%	Texas

DESCRIPTION OF BUSINESS

The Corporation is a Nisku, Alberta, based company, which provides downhole tools and technology used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis.

The Corporation offers a number of downhole tools and services, including the Black Max™ drilling motor, Beaver™ whipstocks and mills and window milling services, BlackStar EM MWD system, drilling jars, shock subs and drilling bits as well as various other complementary products. The Corporation also has two subsidiaries, NBJ Manufacturing Ltd. and NBJ Manufacturas Petroleras (Bolivia) S.A., which machine and manufacture products for internal use and for other third party customers, primarily in the oil and gas industry. As well, the Corporation has a wholly owned subsidiary, CanFish Services Inc., which provides fishing tools and services to the oil and gas industry. The companies wholly owned Venezuelan and Mexican subsidiaries, P&T Servicios Petroleras, C.A. and Pre Tempca Servicios de Mexico S.A de

C.V., provide tong and casing services to customers in the area. The Corporation recently acquired a 100% interest in Diamond Products International, Inc. ("DPI"), a Texas Corporation. DPI designs and manufactures polycrystalline diamond compact drill bits, natural diamond bits and provides coring services.

SIGNIFICANT ACQUISITONS

On August 29, 2002, the Corporation closed the acquisition of DPI. The total cost of purchase was $52,847,000, consisting of share consideration of 126,467 Common Shares with a value of $1,159,000, warrant consideration of 121,535 warrants with a net value of $808,000 and cash of $50,880,000 (including acquisition costs of $1,316,000). The value per share used to calculate the share and warrant consideration was $9.168. This price was the weighted average trading price of the Corporation's Common Shares on the TSX for the ten trading days prior to the date a news release was issued announcing the acquisition of DPI. The warrants are exercisable at prices ranging from $2.29 per share to $4.58 per share, and expire on various dates between November 2007 and December 2011. The acquisition of DPI was financed by a bridge loan of $53,000,000 from a syndicate of Canadian lending institutions.

The acquisition has been accounted for by the purchase method of accounting and includes results of operations from the date of acquisition. The fair value ascribed to the net assets acquired is as follows:

Current assets (including $73,000 of cash)	$18,124,000
Capital assets	$ 4,099,000
Intangibles assets	$ 5,685,000
Current liabilities	$ (6,001,000)
Bank indebtedness	$ (2,472,000)
Long-term debt	$ (3,083,000)
Future income taxes	$ (2,983,000)
Total net assets acquired	$13,369,000
Goodwill	$39,478,000
Total assets	$52,847,000

For the Corporation's interim nine-month period ended September 30, 2002, operations of DPI are included for a period of one month. For that period, DPI contributed $3,564,000 in revenues, $557,000 in net income and $665,000 in cash flow from operations. The interest on the bridge loan, used to acquire DPI, for the period was $284,000. Deferred financing costs, associated with the bridge loan, amortized during the period were $108,000. At September 30, 2002, DPI had working capital of $6,651,000. DPI has an operating line at a US bank in the amount of US$3.0 million. At September 30, 2002, approximately US$1.9 million was drawn on this line.

USE OF PROCEEDS

The net proceeds of this issue, after deducting the Underwriter's fee of $1,072,500, will amount to $20,377,500 and, if the Over-Allotment Option is exercised in full, after deducting the Underwriters' fee of $1,233,375, the net proceeds will amount to $23,434,125. The expenses of this issue, estimated to be $250,000, will be paid from the general funds of the Corporation. The net proceeds of the issue will be applied to repay debt.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

The total offering consists of 3,000,000 Common Shares. Each holder of Common Shares is entitled to one vote for each share held. The Common Shares rank equally in all respects. The holders of Common Shares are entitled to attend and vote at all meetings of shareholders of the Corporation on the basis of one vote for each Common Share held by them, except at meetings at which only holders of a specified class or series of a class of shares are entitled to attend and vote. The holders of Common Shares are also entitled to receive dividends if, as and when declared by the board of directors of the Corporation on the Common Shares and to receive the remaining property of the Corporation upon liquidation, dissolution or winding-up, subject to the prior rights of holders of shares ranking in priority to the Common Shares.

No Common Shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provision for redemption, purchase for cancellation, surrender or sinking or purchase funds. Provisions as to the modification, amendment or variation of such rights or such provisions are contained in the *Business Corporations Act* (Alberta) and its regulations.

CONSOLIDATED CAPITALIZATION

Since December 31, 2001, the date of the Corporation's last audited financial statements, the following changes have occurred in the share and loan capital of the Corporation:

1. On August 29, 2002, the Corporation issued 126,467 Common Shares and warrants to purchase up to 121,535 Common Shares as partial consideration for the acquisition of DPI. The warrants have exercise prices ranging from $2.29 to $4.58 and expire on various dates between November 2007 and December 2011.

2. Since December 31, 2001, the Corporation has issued 346,168 Common Shares in conjunction with the exercise of options and warrants resulting in proceeds of approximately $1,504,000.

3. In connection with the acquisition of DPI, the Corporation established a bridge loan facility of $53,000,000. The bridge loan bears interest at the rate of prime plus 1.25%, is repayable by February 15, 2003 and is secured by a general security agreement providing a first charge on all assets of the Corporation and its subsidiaries.

4. In January 2002, the Corporation acquired assets located in Venezuela and assumed debt in the amount of US$650,000. The debt was non-interest bearing, is secured by a guarantee from the Corporation and is repayable in twelve (12) equal monthly instalments of US$54,000. At September 30, 2002, the outstanding balance of this debt was US$162,500. Also in conjunction with the purchase of these assets, the vendor agreed to a non-competition agreement, in which the Corporation was required to pay US$300,000, non-interest bearing, payable in monthly instalments of US$25,000 commencing January 2003.

5. In February 2002, the Corporation secured a term loan in the amount of US$1,200,000 in connection with the construction of a new facility in Houston, Texas. The loan bears interest at the rate of 6.5% per annum and is payable in 59 monthly instalments of principal and interest of US$13,610 with a final instalment of US$711,126 due February 29, 2008. The loan is secured by a first mortgage on the new facility. At September 30, 2002, approximately US$288,000 had been advanced on this loan.

6. In conjunction with the acquisition of DPI, the Corporation assumed subordinated debt in the amount of approximately US$1,984,000. This loan is payable in full on December 31, 2002.

RECENT DEVELOPMENTS

The Corporation intends to issue Senior Secured Notes (the "Notes") on a brokered private placement basis for a minimum principal amount of $32,500,000. The Notes are expected to be issued either by the end of the Corporation's current fiscal year or in the first quarter of 2003, will mature seven years from the date of issuance and will be secured by a guarantee of certain subsidiaries of the Corporation, a first floating charge and security interest on all assets of the Corporation and its subsidiaries who are guarantors of the Notes and a pledge of shares of those subsidiaries who are not guarantors of the Notes. It is expected that the interest rate will be between 7.5% and 8% per annum, although there is no assurance as of the date of this short form prospectus as to what the actual interest rate will be. Any proceeds from the sale of the Notes will be utilized to partially repay the bridge loan established in connection with the Corporation's acquisition of DPI (refer to "Consolidated Capitalization"). There is no assurance this financing will be completed.

PLAN OF DISTRIBUTION

Pursuant to an agreement (the "Underwriting Agreement") dated December 13, 2002 among the Corporation and the Underwriters, the Corporation has agreed to issue and sell and the Underwriters, severally and not jointly, have agreed to purchase on or about December 20, 2002, or such later date as the Corporation and the Underwriters may agree, the Common Shares offered hereby at a price of $7.15 per Common Share for a total consideration of $21,450,000 payable against delivery of share certificates therefor. The Underwriting Agreement provides for the Corporation to pay the Underwriters a fee of $0.3575 per Common Share for an aggregate fee of $1,072,500. The offering price of the Common Shares was determined by negotiation between the Corporation and the Underwriters.

The Corporation has granted to the Underwriters the Over-Allotment Option to purchase up to an additional 450,000 Common Shares, representing 15% of the total number of Common Shares offered hereunder, at the offering price, exercisable, in whole or in part, for a period of thirty (30) days from the date of closing to cover over-allotments, if any, and for market stabilization purposes. This short form prospectus qualifies the granting of the Over-Allotment Option and the distribution of any Common Shares which may be issued as a result of the exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full, the total offering, the Underwriters' fee and the net proceeds to the Corporation (before deducting the estimated expenses of this offering) will be $24,667,500, $1,233,375 and $23,434,125, respectively.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that definitive certificates will be available for delivery on the closing of the offering. The obligations of the Underwriters under the Underwriting Agreement are several but not joint and may be terminated at their discretion upon the occurrence of certain specified events. If one or more of the Underwriters fails to purchase its allotment of Common Shares and such allotment exceeds ten percent (10%) of the total number of Common Shares

offered pursuant to this offering, the remaining Underwriters may terminate their obligations to purchase their own allotments of Common Shares or may, but are not obligated to, purchase the Common Shares not purchased by the Underwriter that fails to purchase its allotment of Common Shares.

Without the prior written consent of the Underwriters, not to be unreasonably withheld, the Corporation has agreed, for a period of 90 days after the closing of this offering, not to issue or sell or offer to sell any Common Shares or financial instruments convertible or exchangeable into Common Shares of the Corporation, other than for purposes of the Corporation's employee stock option plan.

Pursuant to a policy statement of the Ontario Securities Commission, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions including: (i) a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities; and (ii) a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution, provided that the bid or purchase was not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. Pursuant to the first-mentioned exception, in connection with this offering the Underwriters may over-allot or effect transactions, which stabilize or maintain the market price of the Common Shares at a level other than that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Common Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"). Accordingly, the Common Shares may not be offered or sold within the United States except in certain transactions exempt from the registration requirements of the 1933 Act. In addition, until 40 days after the commencement of the offering hereunder, any offer or sale of the Common Shares offered hereby within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the 1933 Act.

The Corporation has agreed to indemnify the Underwriters and their controlling persons, directors, officers, employees and agents against certain liabilities.

ELIGIBILITY FOR INVESTMENT

In the opinion of Anfield Sujir Kennedy & Durno and Aird & Berlis LLP, at the date hereof, an investment in the Common Shares offered hereby will not be prohibited, in each case subject to general investment provisions and in certain cases subject to prudent investment requirements and to additional requirements relating to investment or lending policies or goals, under or by the following statutes and, where applicable, the relevant regulations:

Financial Institutions Act (British Columbia);
Loan and Trust Corporations Act (Alberta);
Employment Pension Plans Act (Alberta);
Insurance Act (Alberta);
Loan and Trust Corporations Act (Ontario);
Pension Benefits Act (Ontario);
Trustee Act (Ontario)
Insurance Companies Act (Canada);
Trust and Loan Companies Act (Canada);
Pension Benefits Standards Act, 1985 (Canada);
The Insurance Act (Manitoba);
The Trustee Act (Manitoba); and
The Pension Benefits Act (Manitoba).

In the opinion of such counsel, the Common Shares offered hereby, if issued on the date of this short form prospectus, would qualify as investments under the *Income Tax Act* (Canada) for trusts governed by a registered retirement savings plan, a registered retirement income fund, registered education savings plan or a deferred profit sharing plan (other than a trust governed by a deferred profit sharing plan of which the named employer is the Corporation or a company that does not deal with the Corporation at arm's length within the meaning of the *Income Tax Act* (Canada)), and, based in part on a certificate from an officer of the Corporation, would not constitute foreign property for such plans.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon on behalf of the Corporation by Anfield Sujir Kennedy & Durno and on behalf of the Underwriters by Aird & Berlis LLP. As of the date hereof, partners, counsel and associates of Anfield Sujir Kennedy & Durno and Aird & Berlis LLP hold less than 1% of the Common Shares. Mr. Michael Kennedy, a partner of the law firm of Anfield Sujir Kennedy & Durno, is a director of the board of the Corporation and such law firm receives fees from time to time for legal services provided to the Corporation. Mr Kennedy also receives directors fees from the Corporation.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are Deloitte & Touche LLP, Chartered Accountants, 10180 - 101st Street, Edmonton, Alberta T5J 4E4. Deloitte & Touche LLP were appointed auditors of the Corporation on June 12, 2002. The previous auditors of the Corporation were Collins Barrow, Chartered Accountants, 1550 AT&T Canada Tower, 10250 - 101 Street, Edmonton, AB T5J 3P4.

The transfer agent and registrar for the Common Shares is CIBC Mellon Trust Company of Canada, at its principal offices in the cities of Calgary and Toronto.

RISK FACTORS

An investment in the Common Shares involves a number of risks. Risk factors include, but are not limited to the following:

1. Market fluctuations in the price of oil and gas impacts upon the level of drilling activity in the oil and gas industry. A decline in the market price of oil and gas generally results in reduced drilling activity that can in turn have an adverse effect on the profitability of the Corporation.

2. The Company's long-term international business development will require a substantial investment in sales programs, inventory and service facilities in any new overseas markets. In the past, the Corporation has been able to minimize investment in international projects and the attendant risks by entering into alliances with other drilling industry participants. There is no assurance that the Corporation will be able to do so in the future.

3. As several other companies have similar technology, the Corporation will be required to maintain a focused and efficient/effective domestic and international sales/marketing program to maintain current market penetration and exploit selected evolving market opportunities.

4. In the long-term, some of the larger, directional drilling service companies are moving toward the in-house manufacture of products similar to that of the Corporation's motor assemblies. This could have a negative effect on the Corporation's current sales to those clients if reliable motors

are developed. There are, however, substantial barriers to market entry and the larger, directional drilling service companies tend to limit their motor fleet to a few motor sizes thereby ensuring a need for third party suppliers such as the Corporation with the ability to supply a large number of motor sizes. Additionally, a significant percentage of the Corporation's revenues are derived from small, independent directional drilling companies.

5. Foreign operations may be adversely affected by local political and economic developments, exchange controls, currency fluctuations, royalty and tax increases, retroactive tax claims, renegotiations of contracts with governmental entities, expropriation, import and export regulations and other foreign laws or policies governing operations of foreign based companies, as well as by laws and policies of Canada and the United States affecting foreign trade, taxation and investment. In addition, as the Corporation's foreign operations are governed by foreign laws, in the event of a dispute the Corporation may be subject to the exclusive jurisdiction of foreign courts and the application of foreign laws or may not be successful in subjecting foreign persons to the jurisdiction of Canadian courts. The Corporation may also be hindered or prevented from enforcing its rights with respect to a governmental instrumentality by the doctrine of sovereign immunity. The Corporation's business is subject to political risks inherent in all foreign operations.

6. The demand for the Corporation's products and services are largely dependent upon the level of expenditures by oil and gas companies on exploration and development activities. Exploration and development activities are affected by a number of factors, which include fluctuations in commodity prices, changes in equity markets, taxation and government regulations, and general economic conditions. As NQL continues to expand its operations internationally, it must be aware of any inherent business risks associated with doing so. The potential impact of any of the above factors on the operations of the Corporation is difficult to determine with any degree of certainty.

7. A claim for $25 million and one claim for $15 million have been made against the Corporation and two of its subsidiaries for alleged patent infringement and other patent related matters. It is not possible at this time to determine if any amount will become payable as a result of these claims. Management is of the view that such claims are wholly without merit.

8. The Corporation accounts for and reports its activities in Canadian dollars, although a material amount of its business is conducted in other currencies whose rates of exchange to the Canadian dollar fluctuate. These fluctuations, which are outside of the control of management, create gains and losses for the Corporation that are included in the determination of its earnings.

9. Countries in which the Corporation conducts business have the ability to respond to political and fiscal issues by restricting the repatriation or confiscating the business assets of the Corporation in a manner that could adversely affect the value of those assets and result in a loss to the Corporation.

10. Competitive risks, such as decisions by existing competitors to attempt to increase market share by reducing prices and decisions by customers to adopt competing technologies may adversely impact the Corporation. The drilling industry is driven primarily by cost minimization. The Corporation's strategy is aimed at reducing drilling costs through the application of new technology. Competitors, many of whom have more a diverse product line and access to greater amounts of capital, have the ability to compete against the cost savings generated by the Corporation's technology by reducing prices and by introducing competing technologies. The Corporation has limited resources to sustain a prolonged price war and maintain the investment required to continue the commercialization and development of its new technologies.

11. In addition to factors in the external environment, the Corporation is exposed to the risk that management will:

- develop and implement strategies and plans that are ineffective in light of industry conditions and trends;

- implement and manage business processes that do not effectively utilize and control the resources of the Corporation; resulting in losses for the Corporation's shareholders.

12. The bridge loan obtained by the Corporation in the amount of $53,000,000 in connection with the acquisition of DPI is repayable on February 15, 2003. Although the Corporation expects to raise sufficient proceeds from the offering of the Common Shares under this short form prospectus and from the offering of the Notes referred to under "Recent Developments", there is no assurance such financing will be obtained.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF DIAMOND PRODUCTS INTERNATIONAL, INC. FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000 AND UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE INTERIM PERIOD ENDED AUGUST 29, 2002

Diamond Products International, Inc. and Subsidiary

Consolidated Financial Statements for the Years Ended December 31, 2001 and 2000 and Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Diamond Products International, Inc.:

We have audited the accompanying consolidated balance sheets of Diamond Products International, Inc. and Subsidiary (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended (all expressed in U.S. dollars). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Diamond Products International, Inc. and Subsidiary at December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Houston, Texas USA
February 8, 2002 (except as to the third paragraph of Note 1 which is as of August 29, 2002 and Note 10 which is as of December 4, 2002)

INDEPENDENT AUDITORS' STATEMENT

To the Board of Directors of
NQL Drilling Tools Inc.:

With respect to our report appearing above, we confirm the following:

- There are no material differences in the form and content of the above-mentioned auditors' report as compared to a Canadian auditors' report; and
- The auditing standards applied are substantially equivalent to Canadian generally accepted auditing standards.

Deloitte & Touche LLP

Houston, Texas USA
December 4, 2002

DIAMOND PRODUCTS INTERNATIONAL, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS, DECEMBER 31, 2001 AND 2000 (in U.S. dollars, except shares)

ASSETS	2001	2000
CURRENT ASSETS:		
Cash	$ 98,728	$ 272,088
Accounts receivable, less allowance for doubtful accounts of $156,009 and $144,126 for 2001 and 2000, respectively	5,965,956	4,551,357
Inventories	4,748,434	4,245,626
Prepaid expenses	203,736	114,543
Deferred income taxes	342,000	345,000
Total current assets	11,358,854	9,528,614
PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, Less accumulated depreciation and amortization	2,130,376	1,598,576
INTANGIBLE ASSETS, Net	8,313,223	8,496,080
OTHER ASSETS	80,723	108,506
TOTAL	$21,883,176	$19,731,776
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 2,323,010	$ 1,764,869
Accrued expenses	2,538,897	2,377,433
Current maturities of subordinated debt	2,876,932	-
Current maturities of note payable and long-term debt	1,000,000	2,491,617
Total current liabilities	8,738,839	6,633,919
LONG-TERM DEBT	459,083	2,000,000
SUBORDINATED DEBT	-	2,769,674
DEFERRED INCOME TAXES	470,000	237,000
Total liabilities	9,667,922	11,640,593
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Preferred stock (par value $100; 10,000,000 shares authorized, none issued and outstanding)		
Common stock (par value $1; 40,000,000 shares authorized, 116,385 issued and 88,976 outstanding at December 31, 2001 and 2000)	116,385	116,385
Additional paid-in capital	10,823,822	10,823,822
Retained earnings	5,325,715	1,201,644
Treasury stock, 27,409 shares at cost	(4,050,668)	(4,050,668)
Total stockholders' equity	12,215,254	8,091,183
TOTAL	$21,883,176	$19,731,776

See accompanying notes to consolidated financial statements.

DIAMOND PRODUCTS INTERNATIONAL, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(in U.S. dollars)

	2001	2000
NET SALES	$24,152,332	$20,892,303
COST OF SALES	10,493,741	9,452,008
GROSS PROFIT	13,658,591	11,440,295
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	8,105,975	7,556,324
OPERATING INCOME	5,552,616	3,883,971
OTHER INCOME (EXPENSE):		
Interest expense	(887,286)	(1,269,855)
Interest income	1,191	1,583
Gain on insurance recovery	1,426,459	-
Other	26,091	(4,132)
Total other income (expense), net	566,455	(1,272,404)
INCOME BEFORE INCOME TAXES	6,119,071	2,611,567
INCOME TAXES:		
Current expense	1,759,000	1,063,000
Deferred expense (benefit)	236,000	(9,000)
Total income tax expense	1,995,000	1,054,000
NET INCOME	$ 4,124,071	$ 1,557,567

See accompanying notes to consolidated financial statements.

DIAMOND PRODUCTS INTERNATIONAL, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(in U.S. dollars)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
BALANCE, JANUARY 1, 2000	$116,385	$ 10,421,602	$ (355,923)	$ (4,050,668)	$ 6,131,396
Warrants (subordinated debt holders)	-	402,220	-	-	402,220
Net income	-	-	1,557,567	-	1,557,567
BALANCE, DECEMBER 31, 2000	116,385	10,823,822	1,201,644	(4,050,668)	8,091,183
Net income	-	-	4,124,071	-	4,124,071
BALANCE, DECEMBER 31, 2001	$116,385	$ 10,823,822	$ 5,325,715	$ (4,050,668)	$ 12,215,254

See accompanying notes to consolidated financial statements.

DIAMOND PRODUCTS INTERNATIONAL, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(in U.S. dollars)

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 4,124,071	$ 1,557,567
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	481,431	547,560
Loss on disposal of equipment	184,206	-
Amortization of deferred loan costs	-	22,652
Amortization of debt discount	107,258	187,703
Deferred income tax expense (benefit)	236,000	(9,000)
Changes in assets and liabilities:		
Accounts receivable	(1,414,599)	(1,130,215)
Inventories	(502,808)	1,235
Prepaid expenses	(89,193)	6,987
Intangible and other assets	(18,641)	(79,632)
Accounts payable	558,141	(133,479)
Accrued expenses	161,464	1,760,654
Net cash provided by operating activities	3,827,330	2,732,032
CASH FLOWS FROM INVESTING ACTIVITIES -		
Purchase of fixed assets	(968,156)	(50,980)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Issuance of long-term debt	-	2,000,000
Payments on long-term debt	(1,540,917)	(6,247,306)
Proceeds from notes payable	-	2,491,617
Payments on notes payable	(1,491,617)	(1,058,919)
Net cash used in financing activities	(3,032,534)	(2,814,608)
NET DECREASE IN CASH	(173,360)	(133,556)
CASH, BEGINNING OF YEAR	272,088	405,644
CASH, END OF YEAR	$ 98,728	$ 272,088
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Interest paid	$ 870,799	$ 769,722
Income taxes paid	$ 1,775,910	$ 710,000
Issuance of warrants	$ -	$ 402,220

See accompanying notes to consolidated financial statements.

(in U.S. dollars)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business - Diamond Products International, Inc. and Subsidiary (the "Company") was incorporated on September 27, 1989 in the state of Texas. The Company designs, manufactures and markets worldwide diamond drill bits and related products for use in the oil and gas industry.

The Company owns 100% of the common stock of DPI de Venezuela, C.A. ("DPV"). DPV is a Venezuela company incorporated on April 7, 1978 in the state of Zulia. DPV also markets diamond drill bits used in the petroleum drilling industry.

On August 29, 2002, the Company was acquired by NQL Drilling Tools Inc. In conjunction with this transaction the additional subordinated debt totaling $1,000,000 was settled through exercising the warrants to purchase 13,476 shares of common stock for no additional proceeds (see Note 5).

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, DPV. All significant intercompany accounts and transactions have been eliminated in consolidation.

Inventories - Inventories are valued at the lower of cost (specific identification) or market value. Maintenance, operating and office supplies are not inventoried.

Income Taxes - The Company files a consolidated federal income tax return. Income taxes are provided in accordance with the liability method of accounting pursuant to Statement of Financial Accounting Standards ("SFAS") No. 109. Accordingly, deferred income taxes are recorded to reflect the tax consequence on future years of temporary differences between the tax basis of assets and liabilities and their financial amounts at year end.

Property, Equipment and Leasehold Improvements - Property, equipment and leasehold improvements are stated at cost. Depreciation and amortization are computed over the estimated useful lives of the assets on a straight-line basis for financial reporting purposes. Maintenance and repairs are charged to expense as incurred, and significant renewals and betterments are capitalized. The cost and related accumulated depreciation of assets, retired or otherwise disposed of, are eliminated from the accounts, and any resulting gains or losses are recognized in operations in the year of disposal.

Intangible Assets - Goodwill of $8,118,591 and $8,345,079, net of accumulated amortization of $940,356 and $714,204, respectively, as of December 31, 2001 and 2000 is included in intangible assets and is amortized using the straight-line method over 40 years. On a periodic basis, the Company estimates the future undiscounted cash flows of the businesses to which goodwill relates in order to determine whether there has been any impairment of goodwill. Patents are also recorded in intangible assets and are amortized using the straight-line method over 20 years.

In July 2001, the Financial Accounting Standards Board issued SFAS No. 142. SFAS No. 142 changes the accounting for goodwill from an amortization to an impairment-only approach. Amortization of goodwill will cease upon adoption of this statement on January 1, 2002. Management has not yet quantified the impact of the adoption of this statement on the Company's consolidated financial position or results of operations.

Revenue Recognition - Sales are recorded in the periods that the product is delivered for bits sold. Rental bit revenues are recorded on determination of the amount to be invoiced.

Analysis for Impairment - The Company periodically reviews the carrying value of its long-lived assets for possible impairment. In management's opinion, there is no impairment of such Company assets.

Management's Estimates and Assumptions - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

Concentrations - The Company's market is the oil and gas industry; therefore, its customer base consists primarily of major oil companies and independent oil and gas producers. Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. Concentrations of credit risk with respect to such receivables are limited due to generally short payment terms and their dispersion across geographic areas.

Stock Options - The Company accounts for stock options issued to employees in accordance with Accounting Principles Board Opinion ("APB") 25, "Accounting for Stock Issued to Employees."

Foreign Currency Translation - The Company's foreign subsidiary, DPV, operates in Venezuela. For purposes of consolidation, its operations are measured using the U.S. dollar as the functional currency. Inventory, property, plant and equipment, cost of sales and depreciation are remeasured from the local currency to U.S. dollars at historical exchange rates. Monetary assets and liabilities are remeasured at current exchange rates on the balance sheet date. Income and expense accounts, other than cost of sales and depreciation, are remeasured at weighted average exchange rates during the year. Gains and losses resulting from those remeasurements are included in the statement of operations in other income (expense).

Reclassifications - Certain reclassifications have been made to the 2000 financial statements to conform to the presentation in 2001.

2. STOCKHOLDERS' EQUITY

Stock Options - On April 20, 1998, the Company issued options to purchase up to 678 shares of the Company's common stock to an officer of the Company. The stock options are exercisable for a term of four years and vest at a rate of 25% per year. In 1999 the Company issued options to purchase up to 3,600 shares of stock to officers of the Company, 50% of which vested in 1999 and the remaining options vested 25% in each of 2000 and 2001. In 2000 the Company issued options to purchase up to 1,000 shares of stock, to an officer of the Company for terms of 4 years, which vest at rates of 25% per year.

3. INVENTORIES

Inventories consisted of the following at December 31:

	2001	2000
Raw materials	$ 428,268	$ 377,869
Work-in-process	405,786	138,812
Finished goods	4,765,206	4,360,212
Less: Allowance for inventory valuation	(850,826)	(631,267)
Total	$4,748,434	$4,245,626

4. PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Major classes of property and equipment at December 31, together with their estimated useful lives, consisted of the following:

	Lives	2001	2000
Rental tools	10	$ 1,118,000	$ 1,150,000
Machinery and equipment	10	1,039,116	1,112,234
Computer equipment	3	312,034	266,029
Furniture and fixtures	5	133,453	175,633
Transportation equipment	2	99,214	115,463
Leasehold improvements	2-3	99,639	99,639
Construction in progress		736,613	-
Total		3,538,069	2,918,998
Less: Accumulated depreciation and amortization		(1,407,693)	(1,320,422)
Net property and equipment		$ 2,130,376	$ 1,598,576

5. CREDIT FACILITIES AND SUBORDINATED DEBT

Revolving Credit and Term Loan Agreement - On December 29, 2000, the Company entered into a revolving credit and term loan agreement (the "Agreement") with a bank to refinance a term loan and revolving credit facility with another bank. Under the Agreement, the bank has provided a $3,000,000 term loan ("Term Loan") and a $5,000,000 revolving line of credit ("Revolving Line"). At December 31, 2001, the term loan and revolving credit facility had outstanding balances of $1,459,083 and $0, respectively.

Term Loan - Principal and interest are payable monthly commencing February 1, 2001. Interest accrues at the prime rate plus a margin (ranging from 0.5% to 5%) as defined in the Agreement. As of December 31, 2001, the interest rate was 5.25%, including a margin of 0.5%. The note matures on December 1, 2003. Additionally, the Company is required to remit to the bank, on a quarterly basis commencing June 30, 2001 until the Term Loan is repaid, an amount equal to 40% of the Company's excess cash flow (as defined in the Agreement). Such payments will be applied to reduce the principal balance of the Term Loan.

Revolving Line - Under the terms of the Revolving Line, the bank agreed to loan the Company, by advancing funds or issuing letters of credit, up to $5,000,000 provided that the outstanding principal amount of advances at any time outstanding shall not exceed the lesser of (i) $5,000,000 or (ii) the borrowing base (as defined in the Agreement) less the outstanding balance under the Term Loan. Interest accrues at the election of the Company at the prime rate plus a margin (ranging from 0% to 1%) or a LIBOR rate plus a margin (ranging from 2.5% to 3.25%) as defined in the Agreement. As of December 31, 2001, the interest rate was 4.75%, including a 0% margin. Principal is due and payable at December 1, 2002 and interest is payable monthly.

All borrowings under the Agreement are collateralized by substantially all of the Company's assets. The Agreement contains certain restrictive covenants, including (i) limitations on incurrence of additional indebtedness, disposition of assets, loans and advances, leases, capital expenditures and transactions with affiliates, (ii) prohibition of dividend payments and (iii) maintenance of specified funded debt to EBITDA, current and debt service coverage ratios.

Subordinated Debt - On November 6, 1997, the Company entered into an unsecured subordinated debt agreement (the "Subordinated Debt Agreement") with certain stockholders which is due no later than December 31, 2002. The debt bears interest at an annual rate as calculated based upon the Company's performance and the general financial condition of the Company as defined in the Subordinated Debt Agreement. The interest is payable annually starting on April 15, 1999. The Company has accrued interest totaling $390,000 and $375,867 at December 31, 2001 and 2000, respectively, on the outstanding balance of $1,984,191 for each of the years ended December 31, 2001 and 2000, reflecting a calculated annual interest rate of approximately 20% and 14% during 2001 and 2000.

Additional Subordinated Debt Agreements - The Company entered into six additional unsecured subordinated debt agreements with certain stockholders totaling $1,000,000, effective March 29, 1999. All outstanding principal is due December 31, 2002. Interest accrues at 7% and is payable quarterly beginning June 30, 2000. The holders of the additional Subordinated Debt Agreements agreed to allow the Company to accrue the interest until April 30, 2001, at which time the Company paid accrued interest of approximately $139,000. The outstanding balance of accrued interest at December 31, 2001 and 2000 was $17,260 and $122,164, respectively. In connection with the additional Subordinated Debt Agreements the Company issued warrants to purchase 13,476 shares of common stock to the holders. The warrants expire on March 29, 2009. During 2000, $402,220 of the proceeds from the additional Subordinated Debt Agreements were assigned to the warrants and classified as additional paid-in capital. During 2001 and 2000, $107,258 and $187,703 of the discount were charged to interest expense.

At December 31, 2001, the aggregate annual principal payments of notes payable and subordinated debt were as follows:

Year Ending December 31,	**Amount**
2002	$3,876,932
2003	459,083
Total	$4,336,015

Interest expense on these subordinated debt agreements was approximately $570,000 and $467,000 for 2001 and 2000, respectively.

6. INCOME TAXES

At December 31, 2001, the Company had a foreign net operating loss carryforward of $299,000, which will expire in 2002 through 2003. The components of deferred income tax assets and liabilities at December 31 consisted of the following:

	2001	2000
Current deferred tax assets (liabilities):		
Allowance for doubtful accounts	$ 53,000	$ 53,000
Inventory reserve	289,000	234,000
Inventory overhead (UCR adjustment)	-	19,000
Other	-	39,000
Net operating loss - Venezuela	102,000	70,000
Net current deferred tax asset before valuation allowance	444,000	415,000
Valuation allowance - Venezuela	(102,000)	(70,000)
Net current deferred tax asset after valuation allowance	342,000	345,000
Noncurrent deferred tax assets (liabilities):		
Property, plant and equipment basis difference	(223,000)	(237,000)
Foreign tax credits - Venezuela	-	92,000
Gain on insurance recovery	(247,000)	-
Net noncurrent tax assets (liabilities) before valuation allowance	(470,000)	(145,000)
Valuation allowance - Venezuela	-	(92,000)
Net noncurrent deferred tax assets (liabilities) after valuation allowance	(470,000)	(237,000)
Net deferred income tax (liabilities) assets	$ (128,000)	$ 108,000

A valuation allowance is recorded when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets depends on the ability to generate sufficient taxable income of the appropriate character in the future. The Company's valuation allowance relates to the net operating loss carryforward in a certain non-U.S. jurisdiction (Venezuela).

Differences between the effective income tax rate and the statutory federal income tax rate for 2001 and 2000 were primarily the result of expenses deductible for financial reporting purposes that are not deductible for tax purposes (amortization of goodwill and meals and entertainment expenses), state income taxes and other.

7. COMMITMENTS

The Company leases office space, warehouse space and certain equipment under noncancellable operating lease agreements. A schedule of future minimum lease payments required under these long-term operating leases as of December 31, 2001 follows:

Year Ending December 31,	Amount
2002	$ 166,000
2003	45,000
2004	21,000
2005	10,000
Total	$ 242,000

For the years ended December 31, 2001 and 2000, the Company incurred rent expense in the amount of $429,699 and $430,346, respectively.

8. BENEFIT PLANS

Defined Contribution Plans - The Company maintains a defined contribution retirement plan (the "401(k) Plan") for its employees. Under the 401(k) Plan, each participant may elect to defer taxation on a portion of his or her eligible earnings, as defined by the 401(k) Plan, by directing the Company to withhold a percentage of such earnings. A participating employee may also elect to make after-tax contributions to the 401(k) Plan. The Company matches 50% of the first 6% of each employee's compensation contributed and vests over the employees first 6 years of employment. For the years ended December 31, 2001 and 2000, the Company's contribution expense was $105,579 and $61,089, respectively.

9. GAIN ON INSURANCE RECOVERY

On June 9, 2001, the Company suffered flood damages as a result of Tropical Storm Allison. Included in the accompanying income statement for the year ended December 31, 2001 is a gain of $1,426,459 on the related insurance recovery.

10. RECONCILIATION OF UNITED STATES TO CANADIAN GAAP

The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which conforms in all material respects with Canadian generally accepted accounting principles ("Canadian GAAP"), except as described below:

a. Share capital

Canadian GAAP does not incorporate the concept of par value of capital stock. Under U.S. GAAP, proceeds on the issuance of capital stock in excess of the stated par value is credited to a separate account called additional paid in capital. Additional paid in capital does not exist under Canadian GAAP. For the years ended December 31, 2001 and 2000, proceeds on the issuance of capital stock of $1,418,136 recorded as additional paid in capital under U.S. GAAP, would be recorded as share capital in accordance with Canadian GAAP.

b. Push Down Accounting

On November 6, 1997, the stockholders of record sold 80% of their remaining outstanding shares of common stock to an investment partnership (new investors) for $10,000,000 in cash. Under U.S. GAAP, the new investors used "push-down" accounting for recording the transaction on the Company's records. The fair market value of the net assets acquired was $996,534. The excess purchase price over the net assets acquired amounted to $9,003,466, which was recorded as goodwill and additional paid in capital.

Under Canadian GAAP, in order for a company's assets and liabilities to be comprehensively revalued, all or virtually all of the equity interests in the company must have been acquired in one or more transactions between non-related parties, by an acquirer who controls the enterprise after the transaction. Under Canadian GAAP, an acquirer that holds at least 90% of the equity interests after the acquisition is presumed to have acquired virtually all of the enterprises's equity interests. As only 80% of the outstanding common shares were sold, the transaction does not satisfy the criteria for a comprehensive valuation under Canadian GAAP, and as such, the effect of recording the transaction under push down accounting must be reversed for purposes of Canadian GAAP.

c. Valuation of warrants

In connection with the additional Subordinated Debt Agreements the Company issued warrants to purchase 13,476 shares of common stock to the holders. The value attributed to the warrants was $402,220 and the methodology used to determine the value is consistent under both U.S. GAAP and Canadian GAAP. However, under U.S. GAAP, the value of the warrants was included in additional paid in capital and under Canadian GAAP, the warrants would be included as a component of share capital.

The effect of the above differences on the Company's consolidated financial statements is set out below.

Consolidated Balance Sheets as at:

	December 31, 2001		December 31, 2000	
	U.S. GAAP	Canadian GAAP	U.S. GAAP	Canadian GAAP
Intangible assets (b)	$ 8,313,223	$ 247,607	$ 8,496,080	$ 205,380
Common stock (a), (c)	116,385	1,936,741	116,385	1,936,741
Additional paid in capital (a), (b), (c)	10,823,822	-	10,823,822	-
Retained earnings (b)	5,325,715	6,263,565	1,201,644	1,914,410

Consolidated Statements of Income for the year ended:

	December 31, 2001	December 31, 2000
Net income - U.S. GAAP	$ 4,124,071	$ 1,557,567
Adjustments		
Amortization of goodwill (b)	225,084	225,084
Net income - Canadian GAAP	$ 4,349,155	$ 1,782,651

Geographic information

The Company had sales in the following geographic segments:

		December 31, 2001		December 31, 2000
United States	$	15,999,000	$	12,615,000
International		7,961,000		7,971,000
Canada		192,000		306,000

Income taxes

A reconciliation of income tax at the statutory rate to the Company's effective rate is as follows:

		2001		2000
Federal income tax statutory rate at 34%	$	2,080,000	$	888,000
State income taxes - net of federal tax benefit		20,000		78,000
Non-deductible expenses		115,000		141,000
Other		(220,000)		(53,000)
Income tax expense	$	1,995,000	$	1,054,000

* * * * * *

Diamond Products International, Inc. and Subsidiary

Unaudited Consolidated Financial Statements for the Period From January 1, 2002 to August 29, 2002 and for the Eight Months Ended August 31, 2001

DIAMOND PRODUCTS INTERNATIONAL, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS, AUGUST 29, 2002 AND DECEMBER 31, 2001 (unaudited) (in thousands of U.S. dollars, except shares)

ASSETS	August 29, 2002	December 31, 2001
CURRENT ASSETS:		
Cash	$ 47	$ 99
Accounts receivable, less allowance for doubtful accounts of $173 and $156 at August 29, 2002 and December 31, 2001, respectively	5,780	5,966
Inventories	5,220	4,748
Prepaid expenses	236	204
Deferred income taxes	342	342
Total current assets	11,625	11,359
PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, Less accumulated depreciation and amortization	2,638	2,130
INTANGIBLE ASSETS, Net	8,371	8,313
OTHER ASSETS	42	81
TOTAL	$ 22,676	$ 21,883
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 2,154	$ 2,323
Accrued expenses	1,598	2,539
Current maturities of subordinated debt	2,949	2,877
Current maturities of notes payable and long-term debt	1,591	1,000
Total current liabilities	8,292	8,739
LONG-TERM DEBT	-	459
DEFERRED INCOME TAXES	470	470
Total liabilities	8,762	9,668
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Preferred stock (par value $100; 10,000,000 shares authorized, none issued and outstanding)		
Common stock (par value $1; 40,000,000 shares authorized, 116,385 issued at August 29, 2002 at December 31, 2001)	116	116
Additional paid-in capital	10,824	10,824
Retained earnings	7,025	5,326
Treasury stock, 27,409 shares at cost	(4,051)	(4,051)
Total stockholders' equity	13,914	12,215
	$ 22,676	$ 21,883

DIAMOND PRODUCTS INTERNATIONAL, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
FOR THE PERIOD FROM JANUARY 1, 2002 TO AUGUST 29, 2002
AND THE EIGHT MONTHS ENDED AUGUST 31, 2001
(unaudited)
(in thousands of U.S. dollars)

	Period From January 1, 2002 to August 29, 2002	Eight Months Ended August 31, 2001
NET SALES	$ 16,369	$ 15,542
COST OF SALES	7,498	6,895
GROSS PROFIT	8,871	8,647
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	5,756	5,313
OPERATING INCOME	3,115	3,334
OTHER INCOME (EXPENSE):		
Interest expense	(416)	(651)
Interest income	-	1
Gain on insurance recovery	-	1,426
Other	(1)	27
Total other (expense) income, net	(417)	803
INCOME BEFORE INCOME TAXES	2,698	4,137
INCOME TAXES	999	1,349
NET INCOME	$ 1,699	$ 2,788

DIAMOND PRODUCTS INTERNATIONAL, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIOD FROM JANUARY 1, 2002 TO AUGUST 29, 2002
AND THE EIGHT MONTHS ENDED AUGUST 31, 2001
(unaudited)
(in thousands of U.S. dollars)

	Period from January 1, 2002 to August 29, 2002	Eight Months Ended August 31, 2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 1,699	$ 2,788
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	231	337
Amortization of debt discount	72	72
Changes in assets and liabilities:		
Accounts receivable	186	(2,229)
Inventories	(472)	(345)
Prepaid expenses	(32)	(783)
Intangible and other assets	(40)	17
Accounts payable	(169)	436
Accrued expenses	(941)	986
Net cash provided by operating activities	534	1,279
CASH FLOWS FROM INVESTING ACTIVITIES -		
Purchase of fixed assets	(718)	(84)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payments on long-term debt	(459)	(749)
Proceeds from notes payable	591	1,185
Net cash provided by financing activities	132	436
NET (DECREASE) INCREASE IN CASH	(52)	1,631
CASH, BEGINNING OF PERIOD	99	272
CASH, END OF PERIOD	$ 47	$ 1,903
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Interest paid	$ 50	$ 825
Income taxes paid	$ 918	$ 1,000

DIAMOND PRODUCTS INTERNATIONAL, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM JANUARY 1, 2002 TO AUGUST 29, 2002
AND THE EIGHT MONTHS ENDED DECEMBER 31, 2001
(unaudited)
(in thousands of U.S. dollars)

1. BASIS OF PRESENTATION

These interim consolidated financial statements of Diamond Products International Inc. ("the Company") have been prepared by management in accordance with accounting principles generally accepted in the United States of America. These consolidated financial statements follow the same accounting policies and methods as the December 31, 2001 consolidated financial statements, except as disclosed in Note 2. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes for the year ended December 31, 2001.

2. CHANGE IN ACCOUNTING POLICY

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 for all goodwill and other intangible assets recognized in an entity's statement of financial position at that date, regardless of when those assets were initially recognized. The Company adopted SFAS No. 142 on January 1, 2002 and has suspended amortization of goodwill. Amortization expense for the eight-month period ended August 29, 2001 was approximately $151.

3. SUBSEQUENT EVENT

On August 29, 2002, NQL Drilling Tools Inc. ("NQL") acquired all the outstanding shares of the Company. The total value of the acquisition, including the assumption of debt will be $37 million. In conjunction with this transaction the additional subordinated debt totaling $1,000 was settled through exercising the warrants to purchase 13,476 shares of common stock for no additional proceeds. The effect of these transactions have not been reflected in these accompanying consolidated financial statements.

4. RECONCILIATION OF UNITED STATES TO CANADIAN GAAP

The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which conforms in all material respects with Canadian generally accepted accounting principles ("Canadian GAAP"), except as described below:

a. Share capital

Canadian GAAP does not incorporate the concept of par value of capital stock. Under U.S. GAAP, proceeds on the issuance of capital stock in excess of the stated par value is credited to a separate account called additional paid in capital. Additional paid in capital does not exist under Canadian GAAP. For the period ended August 29, 2002 and the year ended December 31, 2001, proceeds on the issuance of capital stock of $1,418 recorded as additional paid in capital under U.S. GAAP, would be recorded as share capital in accordance with Canadian GAAP.

4. RECONCILIATION OF UNITED STATES TO CANADIAN GAAP (continued)

b. Push Down Accounting

On November 6, 1997, the stockholders of record sold 80% of their remaining outstanding shares of common stock to an investment partnership (new investors) for $10,000 in cash. Under U.S. GAAP, the new investors used "push-down" accounting for recording the transaction on the Company's records. The fair market value of the net assets acquired was $997. The excess purchase price over the net assets acquired amounted to $9,003, which was recorded as goodwill and additional paid in capital.

Under Canadian GAAP, in order for a company's assets and liabilities to be comprehensively revalued, all or virtually all of the equity interests in the company must have been acquired in one or more transactions between non-related parties, by an acquirer who controls the enterprise after the transaction. Under Canadian GAAP, an acquirer that holds at least 90% of the equity interests after the acquisition is presumed to have acquired virtually all of the enterprises's equity interests. As only 80% of the outstanding common shares were sold, the transaction does not satisfy the criteria for a comprehensive valuation under Canadian GAAP, and as such, the effect of recording the transaction under push down accounting must be reversed for purposes of Canadian GAAP.

c. Valuation of warrants

In connection with the additional Subordinated Debt Agreements the Company issued warrants to purchase 13,476 shares of common stock to the holders. The value attributed to the warrants was $402 and the methodology used to determine the value is consistent under both U.S. GAAP and Canadian GAAP. However, under U.S. GAAP, the value of the warrants was included in additional paid in capital and under Canadian GAAP, the warrants would be included as a component of share capital.

The effect of the above differences on the Company's consolidated financial statements is set out below.

Consolidated Balance Sheets as at:	August 29, 2002		December 31, 2001	
	U.S. GAAP	Canadian GAAP	U.S. GAAP	Canadian GAAP
Intangible assets (b)	$ 8,371	$ 306	$ 8,313	$ 248
Common stock (a), (c)	116	1,937	116	1,937
Additional paid in capital (a), (b), (c)	10,824	-	10,824	-
Retained earnings (b)	7,025	7,963	5,326	6,264

Consolidated Statements of Income for the Period January 1, 2002 and 2001 to:

		August 29, 2002		August 31, 2001
Net income - U.S. GAAP	$	1,699	$	2,788
Adjustments				
Amortization of goodwill (b)		-		150
Net income - Canadian GAAP	$	1,699	$	2,938

* * * * * *

PRO-FORMA CONSOLIDATED STATEMENT OF OPERATIONS OF THE CORPORATION FOR THE YEAR ENDED DECEMBER 31, 2001 AND THE INTERIM PERIOD ENDED SEPTEMBER 30, 2002

Pro Forma Consolidated Statement of Operations of

NQL DRILLING TOOLS INC.

Year ended December 31, 2001

COMPILATION REPORT

To the Directors of
NQL Drilling Tools Inc.

We have reviewed, as to compilation only, the accompanying pro forma consolidated statement of operations of NQL Drilling Tools Inc. for the year ended December 31, 2001 which has been prepared for inclusion in the prospectus relating to the sale and issue of Class A common shares. In our opinion, the pro forma consolidated statement of operations has been properly compiled to give effect to the proposed transactions and assumptions described in notes thereto.

DELOITTE & TOUCHE LLP

Chartered Accountants

Edmonton, Alberta
December 9, 2002

NQL DRILLING TOOLS INC.
Pro Forma Consolidated Statement of Operations
Year ended December 31, 2001
(unaudited)
(Thousands of Canadian Dollars, except per share data)

	NQL	DPI	Adjustments	Combined Consolidated
REVENUE	$ 124,961	$ 37,413	$ -	$ 162,374
DIRECT EXPENSES	61,041	15,931	-	76,972
INCOME FROM OPERATIONS	63,920	21,482		85,402
EXPENSES				
General and administration	21,750	12,095	-	33,845
Amortization (Note 3a)	12,191	395	562	13,148
	33,941	12,490	562	46,993
INCOME BEFORE INTEREST EXPENSE AND OTHER INCOME	29,979	8,992	(562)	38,409
INTEREST EXPENSE (Note 3b)	3,536	1,373	2,550	7,459
OTHER INCOME	-	(2,210)	-	(2,210)
INCOME BEFORE INCOME TAXES	26,443	9,829	(3,112)	33,160
INCOME TAXES				
Current (Note 3b)	12,109	2,725	(894)	13,940
Future (Notes 3a and 3b)	(2,973)	366	(415)	(3,022)
	9,136	3,091	(1,309)	10,918
INCOME BEFORE GOODWILL AMORTIZATION	17,307	6,738	(1,803)	22,242
GOODWILL AMORTIZATION (Note 3c)	1,999	-	1,974	3,973
NET INCOME	$ 15,308	$ 6,738	$ (3,777)	$ 18,269
EARNINGS PER SHARE BEFORE GOODWILL AMORTIZATION:				
Basic	$ 0.783			$ 0.866
Diluted	$ 0.771			$ 0.852
EARNINGS PER SHARE:				
Basic	$ 0.692			$ 0.711
Diluted	$ 0.682			$ 0.700
WEIGHTED AVERAGE SHARES OUTSTANDING (Note 2)	22,113,584			25,690,051
DILUTED SHARES OUTSTANDING (Note 2)	22,448,508			26,109,282

NQL DRILLING TOOLS INC.

Notes to the Pro Forma Consolidated Statement of Operations

Year ended December 31, 2001
(Unaudited)
(Thousands of Canadian Dollars)

1. BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated statement of operations for NQL Drilling Tools Inc. ("NQL") and Diamond Products International, Inc. ("DPI") has been prepared in accordance with Canadian generally accepted accounting principles and are based on:

- the audited consolidated financial statements of NQL for the year ended December 31, 2001
- the audited consolidated financial statements of DPI for the year ended December 31, 2001 adjusted to Canadian generally accepted accounting principles

The financial statements of DPI have been translated from US dollars to Canadian dollars at the average exchange rate in effect for the year (1.54904:1)

The pro forma consolidated statement of operations reflects the acquisition of DPI and the financing thereof, the proceeds of a public offering and the assumptions set out below as if they were affected January 1, 2001.

The proceeds from the public offering assumes the over-allotment option is exercised in full by the underwriter resulting in an additional 450,000 shares being issued (Note 2). Should this not be the case, the net proceeds from the offering would be reduced by $3,057 and the net increase in debt would increase by $3,057 (Note 3b).

The pro forma consolidated statement of operations should be read in conjunction with the consolidated financial statements and notes of NQL and DPI for the year ended December 31, 2001.

2. EARNINGS PER SHARE

The weighted average shares outstanding include the effect of the public offering of common shares and the shares issued in conjunction with the acquisition, which are 3,450,000 and 126,467, respectively.

The diluted shares outstanding include the effect of the public offering and the shares issued in conjunction with the acquisition, which are 3,450,000 and 126,467, respectively. As well, the diluted shares outstanding include the additional warrants issued in conjunction with the acquisition, after applying the treasury stock method. The increase in diluted shares is 84,307.

The 3,450,000 shares issued assumes the over-allotment option for 450,000 shares is exercised in full by the underwriter.

(Thousands of Canadian Dollars)

3. PRO FORMA ADJUSTMENTS

a) Amortization

The adjustment to the amortization of other intangibles of $562 is based on the other intangibles resulting from the allocation of the purchase price over a 10 year term.

The future tax adjustment relating to the amortization of other intangibles is $225.

b) Interest expense

Interest expense	$ 1,990
Amortization of deferred financing costs	560
	$ 2,550

The adjustment to interest expense relates to the interest on the financing incurred on the acquisition of DPI net of the proceeds from the public offering of common shares at the rate of prime plus 1.25%. The financing related to the acquisition was $50,880 and the net proceeds from the public offering is $23,434 resulting in a net increase in debt of $27,446.

The amortization of the deferred financing costs is being amortized over the term of the financing secured with respect to the acquisition, which was for a six month period.

The tax effect of the adjustment to interest expense and amortization of deferred financing costs is $894 of current taxes and $190 of future income taxes.

c) Goodwill amortization

The adjustment to goodwill amortization is based on the goodwill resulting from the allocation of the purchase price amortized over a 20 year period.

Pro Forma Consolidated Statement of Operations of

NQL DRILLING TOOLS INC.

Nine months ended September 30, 2002

COMPILATION REPORT

To the Directors of
NQL Drilling Tools Inc.

We have reviewed, as to compilation only, the accompanying pro forma consolidated statement of operations of NQL Drilling Tools Inc. for the nine months ended September 30, 2002 which has been prepared for inclusion in the prospectus relating to the sale and issue of Class A common shares. In our opinion, the pro forma consolidated statement of operations has been properly compiled to give effect to the proposed transactions and assumptions described in notes thereto.

DELOITTE & TOUCHE LLP

Chartered Accountants

Edmonton, Alberta
December 9, 2002

NQL DRILLING TOOLS INC.
Pro Forma Consolidated Statement of Operations
Nine months ended September 30, 2002
(unaudited)
(Thousands of Canadian Dollars, except per share data)

	NQL	DPI	Adjustments	Combined Consolidated
REVENUE	$ 66,424	$ 25,703	$ -	$ 92,127
DIRECT EXPENSES	35,834	11,466	-	47,300
INCOME FROM OPERATIONS	30,590	14,237		44,827
EXPENSES				
General and administration	19,531	8,985	-	28,516
Amortization (Note 3a)	10,115	363	380	10,858
Foreign exchange gain	(3,575)	-	-	(3,575)
	26,071	9,348	380	35,799
INCOME BEFORE INTEREST EXPENSE	4,519	4,889	(380)	9,028
INTEREST EXPENSE (Note 3b)	3,257	654	825	4,736
INCOME BEFORE INCOME TAXES	1,262	4,235	(1,205)	4,292
INCOME TAXES				
Current (Note 3b)	(815)	1,568	(322)	431
Future (Note 3a)	502	-	(152)	350
	(313)	1,568	(474)	781
NET INCOME	$ 1,575	$ 2,667	$ (731)	$ 3,511
EARNINGS PER SHARE:				
Basic	$ 0.066			$ 0.128
Diluted	$ 0.065			$ 0.127
WEIGHTED AVERAGE SHARES OUTSTANDING (Note 2)	23,808,664			27,369,844
DILUTED SHARES OUTSTANDING (Note 2)	24,084,965			27,702,941

(Thousands of Canadian Dollars)

1. BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated statement of operations for NQL Drilling Tools Inc. ("NQL") and Diamond Products International, Inc. ("DPI") has been prepared in accordance with Canadian generally accepted accounting principles and are based on:

- the unaudited consolidated financial statements of NQL for the nine months ended September 30, 2002. These financial statements include the results of operations for DPI from August 29, 2002, the date of acquisition, to September 30, 2002, which resulted in revenue of $3,564 and net income of $557.
- the unaudited consolidated financial statements of DPI from January 1, 2002 to August 29, 2002.

The financial statements of DPI have been translated from US dollars to Canadian dollars at the average exchange rate in effect for the year (1.5703:1).

The pro forma consolidated statement of operations reflects the acquisition of DPI and the financing thereof, the proceeds of a public offering and the assumptions set out below as if they were affected January 1, 2001.

The proceeds from the public offering assumes the over-allotment option is exercised in full by the underwriter resulting in an additional 450,000 shares being issued (Note 2). Should this not be the case, the net proceeds from the offering would be reduced by $3,057 and the net increase in debt would increase by $3,057 (Note 3b).

The pro forma consolidated statement of operations should be read in conjunction with the consolidated financial statements and notes of NQL and DPI for the year ended December 1, 2001.

2. EARNINGS PER SHARE

The weighted average shares outstanding include the effect of the public offering of Common Shares and the shares issued in conjunction with the acquisition, which are 3,450,000 and 126,467, respectively.

The diluted shares outstanding include the effect of the public offering and the shares issued in conjunction with the acquisition, which are 3,450,000 and 126,467, respectively. As well, the diluted shares outstanding include the additional warrants issued in conjunction with the acquisition, after applying the treasury stock method. The increase in diluted shares is 56,796.

The 3,450,000 shares issued assumes the over-allotment option for 450,000 shares is exercised in full by the underwriter.

3. PRO FORMA ADJUSTMENTS

a) Amortization

The adjustment to the amortization of other intangibles of $380 is based on the other intangibles resulting from the allocation of the purchase price over a 10 year term.

The deferred tax adjustment relating to the amortization of other intangibles is $152.

b) Interest expense

The adjustment to interest expense relates to the interest on the financing incurred on the acquisition of DPI net of the proceeds from the public offering of common shares at the rate of prime plus 1.25%. The financing related to the acquisition was $50,880 and the net proceeds from the public offering is $23,434 resulting in a net increase in debt of $27,446.

The tax effect of the adjustment to interest expense is $322.

CERTIFICATE OF THE CORPORATION

DATED: December 13, 2002

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities laws of the Provinces of Alberta, Ontario, British Columbia and Manitoba.

"Raymond Dean Livingstone"

RAYMOND DEAN LIVINGSTONE
President and Chief Executive Officer

"Darren Stevenson"

DARREN STEVENSON
VP, Finance & Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

"Michael Patrick Kennedy"

MICHAEL PATRICK KENNEDY
Director

"Allan Sawin"

ALLAN SAWIN
Director

CERTIFICATE OF THE UNDERWRITERS

DATED: December 13, 2002

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities laws of the Provinces of Alberta, Ontario, British Columbia and Manitoba.

SPROTT SECURITIES INC.

"W. Jeffrey Kennedy"
By: ________________________________
W. JEFFREY KENNEDY

FIRSTENERGY CAPITAL CORP.

"M. Scott Bratt"
By: ________________________________
M. SCOTT BRATT

NATIONAL BANK FINANCIAL INC.

"L. Trevor Anderson"
By: ________________________________
L. TREVOR ANDERSON

DUNDEE SECURITIES CORPORATION

"David G. Anderson"
By: ________________________________
DAVID G. ANDERSON

PLEASE READ THIS MATERIAL CAREFULLY AS YOU ARE REQUIRED TO MAKE A DECISION PRIOR TO 4:00 P.M. (CALGARY TIME) ON OCTOBER 14, 2003.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The offering of these securities is made in all provinces and territories of Canada, in those states in the United States where an exemption from the applicable state securities laws is immediately available and in such other jurisdictions outside of Canada and the United States where it is not unlawful to do so. This offering is not, and under no circumstances is it to be construed as, an offering of any securities for sale in, or to any resident of, any other jurisdiction or a solicitation therein of any offer to buy any securities of NQL Drilling Tools Inc.

Rights Offering **September 5, 2003**

NQL DRILLING TOOLS INC.

OFFER OF RIGHTS TO SUBSCRIBE FOR 7,098,894 CLASS A COMMON SHARES

To: The Holders of Class A Common Shares of NQL Drilling Tools Inc.

NQL Drilling Tools Inc. ("**NQL**" or the "**Corporation**") is issuing to holders of the outstanding Class A common shares (the "**Common Shares**") of the Corporation of record at the close of business on September 17, 2003 (the "**Record Date**") rights ("**Rights**") evidenced by transferable rights certificates ("**Rights Certificates**") to subscribe for Common Shares in the capital of the Corporation, before 4:00 p.m. (Calgary Time) on October 14, 2003 (the "**Expiry Time**") on the terms set forth herein (the "**Rights Offering**"). Each holder of Common Shares as of the Record Date will receive one Right for each Common Share held. The holders of Rights will be entitled to acquire one Common Share for every five Rights held upon payment of the subscription price of Cdn$3.15 per share (the "**Subscription Price**") (the "**Basic Subscription Privilege**"). Fractional Common Shares will not be issued under the Rights Offering. See "Details of the Rights and Common Shares – Step-Up Privilege". Holders of Rights may exercise such Rights or sell such Rights on the Toronto Stock Exchange (the "**TSX**"). Unexercised Rights will expire at the Expiry Time. See "Details of the Rights and the Common Shares."

The Rights and the Common Shares issuable upon exercise of the Rights are listed on the TSX. The Rights will be listed for trading on the TSX until 12:00 noon (Toronto Time) on October 14, 2003 (the "Expiry Date"), at which time they will be halted from trading.

The following information is a summary only and is qualified in its entirety by the more detailed information appearing elsewhere in this rights offering circular.

TOTAL NUMBER OF RIGHTS:	A maximum of 35,494,468 Rights.
RECORD DATE:	Close of business on September 17, 2003.
TIME AND DATE OF EXPIRY OF RIGHTS:	4:00 p.m. (Calgary Time) on October 14, 2003
SUBSCRIPTION PRICE:	Cdn$3.15 per Common Share.
BASIC SUBSCRIPTION PRIVILEGE:	Subject to the terms hereof, each holder of record of Common Shares at the close of business on the Record Date is entitled to receive one Right for each Common Share held. Five Rights will entitle the

holder to subscribe for one Common Share at the Subscription Price. See "Details of the Rights and the Common Shares - Basic Subscription Privilege".

ADDITIONAL SUBSCRIPTION PRIVILEGE:

Each holder of a Rights Certificate who exercises all of the Rights evidenced by such certificate may subscribe for additional Common Shares, if any, available as a result of Common Shares offered hereunder that have not been subscribed and paid for at the Expiry Time. See "Details of the Rights and the Common Shares - Additional Subscription Privilege".

MAXIMUM NUMBER OF COMMON SHARES ISSUABLE:

A maximum of 7,098,894 Common Shares will be issued upon exercise of the Rights.

MAXIMUM GROSS PROCEEDS:

$22,361,516.10

USE OF PROCEEDS:

The estimated net proceeds of the Rights Offering, assuming full exercise of the Rights and after deducting expenses of the Rights Offering estimated at $450,000, will be approximately $21,912,000. The net proceeds of the Offering will be used firstly, to repay a $4,000,000 portion of the amounts advanced by CanFund VE Investors II, L.P. ("**CanFund**") under the Bridge Note (as defined in "Refinancing – Bridge Note Financing"), secondly, for working capital purposes (provided that certain minimum amounts of proceeds are raised) and thirdly, to repay amounts owing under the Corporation's Bridge Facility (as defined in "Financial Overview – Credit Facilities"). The balance, if any, will be used to reduce the Corporation's senior bank indebtedness. See "Use of Proceeds".

ESTIMATED EXPENSES:

$450,000.

STANDBY COMMITMENT:

CanFund has agreed, subject to the conditions described under the heading "Stand-by Commitment", to acquire all Common Shares issuable upon the exercise of Rights not acquired by other holders under the Basic Subscription Privilege or Additional Subscription Privilege. See "Stand-by Commitment".

LISTING:

The Rights and the Common Shares issuable upon exercise of the Rights are listed on the TSX. The Rights will be listed for trading on the TSX until 12:00 noon (Toronto Time) on the Expiry Date, at which time they will be halted from trading.

SUBSCRIPTION AGENT:

CIBC Mellon Trust Company. See "Subscription Agent and Transfer Agent" for contact information)

The Rights expire at the Expiry Time. A Rights Certificate evidencing the total number of Rights to which a holder of Common Shares is entitled has been sent with this rights offering circular to each holder of Common Shares of record as of the Record Date with an address of record in any of the provinces or territories of Canada, in those states in the United States where an exemption from the applicable state securities laws is immediately available, as described under the heading "Details of the Rights and the Common Shares – U.S. Shareholders Resident in Qualified States", or in such other jurisdictions outside of Canada and the United States where it is not unlawful to do so (collectively, the "**Qualifying Jurisdictions**") provided that residents of such jurisdictions provide evidence satisfactory to the Corporation that it is not unlawful for them to participate in the Rights Offering.

To subscribe for Common Shares, a completed Rights Certificate and payment in full of the Subscription Price must be received by CIBC Mellon Trust Company (the "**Subscription Agent**") prior to the Expiry Time. Rights not exercised prior to the Expiry Time will be void and of no value. See "Details of the Rights and the Common Shares - Basic Subscription Privilege".

A holder of Rights who subscribes for all of the Common Shares to which the holder is entitled to subscribe for under the Basic Subscription Privilege (as defined below) is entitled to subscribe for additional Common Shares (the "**Additional Common Shares**") at a price of Cdn$3.15 per Common Share pursuant to the Additional Subscription Privilege (as defined below) described in this rights offering circular. See "Details of the Rights and the Common Shares - Additional Subscription Privilege".

The Rights issued hereunder are only qualified for distribution in the Qualifying Jurisdictions. Accordingly, Rights Certificates will not be sent to holders of Common Shares with addresses of record in any jurisdiction other than the Qualifying Jurisdictions. Rights which these holders of Common Shares would otherwise be entitled to receive will be held by the Subscription Agent who will, prior to the Expiry Time, attempt to sell such Rights on the open market, on a best efforts basis, and the net proceeds thereof, if any, will be forwarded to such holder of Common Shares. See "Details of the Rights and the Common Shares - Ineligible Shareholders".

The head and registered office of the Corporation is 1507 – 4th Street, Nisku, Alberta, T9E 7M9.

Peters & Co. Limited, the managing dealer, was, but no longer is, a financial advisor to Lime Rock Partners II, L.P., ("Lime Rock") in connection with the Corporation's refinancing plan. Lime Rock owns 6,349,300 of the issued and outstanding Common Shares of the Corporation. Consequently, the Corporation may be considered to be a connected "connected issuer" of Peters & Co. Limited within the meaning of applicable Canadian securities legislation. See "Relationship between the Corporation and the Managing Dealer".

FORWARD-LOOKING STATEMENTS

Certain statements contained in this rights offering circular under "Business of the Corporation" in addition to certain statements contained elsewhere in this document are "forward-looking statements" and are prospective. Such forward-looking statements are subject to risks, uncertainties and other factors, including those described under "Risk Factors", which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.

CURRENCY

Unless otherwise indicated, all references herein are to Canadian dollars.

SPECIAL NOTE TO UNITED STATES RESIDENTS

Enforcement of Civil Liabilities

The Corporation is incorporated under the laws of Canada and almost all of its directors, officers and auditors named herein are non-residents of the United States. Many of the assets of the Corporation are located in Canada. As a result, it may be difficult for investors to effect service of process within the United States upon the Corporation and its directors, officers and auditors named herein who are non-residents of the United States predicated upon civil liabilities under the federal securities laws of the United States.

TABLE OF CONTENTS

BUSINESS OF THE CORPORATION

Corporate Overview

The Corporation was incorporated under the laws of the Province of British Columbia on April 28, 1986, under the name "D.F.I. Ventures Ltd." by registration of its Memorandum and Articles with the British Columbia Registrar of Companies. Its name was changed to "National Quick Lube Ltd." effective January 17, 1989 and its share capital was consolidated on a one new share for two old shares basis. The Corporation's name was changed to "NQL Drilling Tools Inc." effective June 14, 1994, and its share capital was consolidated on a one new share for four old shares basis. On March 29, 1995, the Corporation was continued into the Province of Alberta.

The registered and head office of the Corporation is located at 1507 – 4th Street, Nisku, Alberta, T9E 7M9.

General Business

The Corporation is a Nisku, Alberta, based company, which provides downhole tools, technology and services used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis.

The Corporation offers a number of downhole tools and services, including the Black Max™ drilling motor, Beaver™ whipstocks, mills and window milling services, BlackStar™ EM MWD system, drilling jars, shock subs and drilling bits as well as various other complementary products. The Corporation also has two wholly owned subsidiaries, NBJ Manufacturing Ltd. and NBJ Manufacturas Petroleras (Bolivia) S.A., which machine and manufacture products for internal use and for other third party customers, primarily in the oil and gas industry. As well, the Corporation has a wholly owned subsidiary, CanFish Services Inc., which provides fishing tools and services to the oil and gas industry. The Corporation's wholly owned Venezuelan and Mexican subsidiaries, P&T Servicios Petroleros, C.A. and Pre Tempca Servicios de Mexico S.A. de C.V., provide tong and casing services to customers in their respective areas of operation.

In addition to the Corporation's head office and service centre in Nisku, the Corporation has service centres, marketing and tool stocking facilities and sales offices in the following jurisdictions: Saskatchewan, Alberta, Texas, California, Illinois, Wyoming, Louisiana, Oklahoma, Michigan, Colorado, Scotland, Venezuela, Holland, Bolivia, Argentina, the United Arab Emerates, Mexico, Singapore and Australia.

The Rights Offering, the details of which are described below, is part of the Corporation's comprehensive refinancing plan that has been implemented to address its financial difficulties, as described under the heading "Financial Overview". The Corporation has completed the first two parts of its refinancing plan; a $10,000,000 bridge note financing (the "**Bridge Note Financing**") and a $25,000,290 private placement of Common Shares (the "**Private Placement Transaction**"). See "Refinancing". The Corporation's refinancing plan has allowed the Corporation to continue its normal business operations and address its working capital and liquidity issues. See "Financial Overview" and "Capitalization".

DETAILS OF THE RIGHTS AND THE COMMON SHARES

Basic Subscription Privilege

A Rights Certificate evidencing the number of Rights to which a holder of Common Shares is entitled is being mailed with a copy of this rights offering circular to each holder of Common Shares as at the Record Date resident in a Qualifying Jurisdiction. Each holder of Common Shares as of the Record Date will receive one Right for each Common Share held and five Rights plus the Subscription Price will entitle the holder thereof to subscribe for one Common Share (the "**Basic Subscription Privilege**"). Fractional Common Shares will not be issued under the Rights Offering. See "Details of the Rights and Common Shares – Step-Up Privilege". Holders of Rights may exercise such Rights or sell such Rights on the TSX. Unexercised Rights will expire at the Expiry Time. **Subscriptions will not be accepted from beneficial shareholders ("Ineligible Shareholders") who are resident in any jurisdiction other than the Qualifying Jurisdictions, subject to certain exceptions described below.** See "Basic Subscription Privilege - Ineligible Shareholders".

Step-Up Privilege

Fractional Common Shares will not be issued upon the exercise of Rights. In lieu thereof, each registered holder of a Rights Certificate mailed upon original issue and evidencing a total number of Rights not evenly divisible by five and who otherwise exercises all Rights evidenced by the Rights Certificate, will be entitled to use the remaining Rights (less than five) to subscribe at the Subscription Price for one additional Common Share. This step-up privilege will be void and of no effect if the Rights Certificate is divided or combined or if any of the Rights evidenced by the Rights Certificate are sold, transferred or assigned by the holder to whom such Rights were originally issued. However, a bank, trust company, securities dealer or broker which holds Common Shares as of the Record Date for more than one beneficial owner may, upon providing evidence satisfactory to the Subscription Agent, exercise the Rights evidenced by its Rights Certificate or exchange its Rights Certificate on the same basis as though each of the beneficial owners were shareholders of record as of the Record Date.

Additional Subscription Privilege

A holder of a Rights Certificate who subscribes, pursuant to the Basic Subscription Privilege, for all of the Common Shares to which a Rights Certificate entitles such holder may subscribe for additional Common Shares at the Subscription Price (the "**Additional Subscription Privilege**"). The Common Shares available for such purpose shall be those Common Shares offered hereunder that have not been subscribed and paid for at the Expiry Time (the "**Additional Common Shares**"). Where there are a sufficient number of Additional Common Shares to satisfy all additional subscriptions under the Additional Subscription Privilege, each holder who has validly subscribed for Additional Common Shares will be allotted the number of Additional Common Shares for which such holder has subscribed. If there is an insufficient number of Common Shares available to satisfy the subscriptions for Additional Common Shares, each holder who has validly subscribed for Additional Common Shares will be allocated Additional Common Shares in the manner described under "How to Exercise the Rights - To Apply for Additional Common Shares - Form 2".

A Right does not entitle the holder thereof to any rights whatsoever as a shareholder of the Corporation, other than the right to subscribe for and purchase Common Shares on the terms and conditions of the Rights described herein.

U.S. Shareholders Resident in Qualified States

The Offering of Rights and Common Shares issuable on exercise thereof, to or for the account of residents of the United States is subject to various provisions of the United States securities laws, and is being made only to holders of Common Shares as of the Record Date who are residents of Alabama, Alaska, California, Connecticut, Colorado, Delaware, District of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia and Wyoming (collectively, the "**Qualified States**"). The Common Shares issuable to such persons upon exercise of Rights will be registered on Form F-7 under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**"), and such Common Shares will not be subject to transfer restrictions under the U.S. Securities Act, except for restrictions applicable to "affiliates" of the Corporation, as such term is defined under the U.S. Securities Act. However, the Rights issued to such persons may be transferred by such persons only in transactions outside the United States in accordance with Regulation S under the U.S. Securities Act. This will permit the resale of the Rights by such persons through the facilities of the TSX, provided that the offer is not made to a person in the United States, neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, and no directed selling efforts, as such term is defined in Regulation S, are conducted in the United States in connection with such resale. In order to enforce this resale restriction, Rights Certificates issued to residents of the United States will bear a legend setting forth these restrictions. In order to transfer such Rights Certificates, holders thereof will be required to execute a declaration certifying that such sale is being made outside the United States in accordance with Regulation S.

Ineligible Shareholders

The Rights issued hereunder are only qualified for distribution in the Qualifying Jurisdictions and the Rights may not be exercised by or on behalf of Ineligible Shareholders. Accordingly, Rights Certificates will not be sent to holders of record of Common Shares with addresses of record in any jurisdiction other than the Qualifying Jurisdictions. Instead, Ineligible Shareholders will be sent a letter advising them that their Rights Certificates will be issued to and held by the Subscription Agent (as defined herein), who will hold such Rights as agent for the benefit of all Ineligible Shareholders. The Subscription Agent will, prior to the Expiry Time, attempt to sell such Rights on the open market, on a best efforts basis. The Subscription Agent's ability to sell such Rights, and the price obtained therefor, will be dependent on market conditions. The Subscription Agent shall not be subject to any liability for failure to sell any Rights of Ineligible Shareholders at a particular price, or at all. The net proceeds, if any, received by the Subscription Agent from the sale of such Rights will be divided among the Ineligible Shareholders *pro rata* according to the number of Common Shares held by them on the Record Date. The Subscription Agent will mail cheques thereof in an amount equal to the proceeds of such sale (net of reasonable expenses and any amount withheld in respect of Canadian taxes) to Ineligible Shareholders at their addresses appearing on the records of the Corporation on the Record Date as soon as possible after the Expiry Time, provided that the Subscription Agent will not be required to make any such payment to any Ineligible Shareholder in the event that the amount owing to such holder is less than $10.00. Such amount will be used by the Corporation to offset a portion of the remuneration of the Subscription Agent for its services.

No charge will be made for the sale of Rights hereunder by the Subscription Agent except for a proportionate share of any brokerage commissions incurred by the Subscription Agent and the costs of or incurred by the Subscription Agent in connection with the sale of Rights. Ineligible Shareholders will not

be entitled to instruct the Subscription Agent in respect to the price or the time at which the rights are to be sold. The Subscription Agent will endeavour to affect sale of Rights on the open market and any proceeds received by the Subscription Agent with respect to the sale of Rights net of brokerage fees and costs incurred and, if applicable, of Canadian tax required to be withheld, will be divided on a *pro rata* basis among such Ineligible Shareholders and delivered by mailing cheques (in Canadian funds) of the Subscription Agent therefor as soon as practicable to such Ineligible Shareholders as their addresses recorded on the books of the Corporation. There is a risk that the proceeds received from the sale of the Rights will not exceed the brokerage commission, if any, incurred by the Subscription Agent, and charges of the Subscription Agent in respect of the sale of such Rights. In that event, no proceeds will be credited to the Ineligible Shareholders.

In certain instances, Rights Certificates may, in the discretion of the Corporation, be sent to a limited number of qualified holders of Common Shares resident in a jurisdiction outside of Canada or the United States where it is not unlawful to do so. As a condition to receiving any Rights Certificates, such holders may be required to provide evidence satisfactory to the Corporation that it is not unlawful for them to participate in the Rights Offering.

A registered holder of Common Shares whose address appears on the records of the Corporation as other than in the Qualifying Jurisdictions, but who holds Rights on behalf of a holder who is eligible to participate in the Rights Offering, must notify the Subscription Agent, in writing, on or before the seventh day prior to the Expiry Time that the beneficial holder, on behalf of whom such Common Shares are held, wishes to participate in the Rights Offering. In such a case, the registered holder of Common Shares giving notification must provide evidence, satisfactory to the Subscription Agent and the Corporation, as to the eligibility of the beneficial holder. Otherwise, the Subscription Agent will sell the Rights held on such beneficial holder's behalf as described above. **Accordingly, the Subscription Agent will not commence to attempt to sell Rights of Ineligible Shareholders until after the seventh day prior to the Expiry Time.**

Holders of Rights who are Ineligible Shareholders should be aware that the acquisition and disposition of Rights may have tax consequences in the jurisdiction where they reside and in Canada which are not described herein.

Neither the Corporation nor the Subscription Agent will accept subscriptions from any holder of Rights who is, or who the Corporation or the Subscription Agent has reason to believe is, a resident of a jurisdiction in which the issue of Common Shares pursuant to the exercise of Rights would be in violation of applicable securities laws. The Corporation will not issue Common Shares to such a holder unless such holder is able to satisfy the Corporation that the receipt by such holder of the Rights and the issuance of Common Shares pursuant to the exercise of the Rights will not be in violation of the laws of the jurisdiction of residence of such holder.

Delivery of Rights by Intermediaries

Rights delivered to brokers, dealers or other intermediaries may not be delivered by such intermediaries to beneficial owners of Common Shares unless they are resident in Qualified Jurisdictions or are in a jurisdiction where this offering is lawful. Intermediaries receiving Rights which would otherwise be deliverable to non-residents of a Qualifying Jurisdiction should attempt to sell such Rights for the accounts of such Ineligible Shareholders and should deliver any proceeds of sale to such Ineligible Shareholders.

Closing

The issuance of Common Shares pursuant to the exercise of the Basic Subscription Privilege, the Additional Subscription Privilege and the Stand-by Commitment (to the extent that the acquisition of Common Shares by CanFund does not exceed the Threshold Amount (as defined below)) is expected to occur on or about October 20, 2003 (the "**Closing Date**"). See "Stand-by Commitment".

Common Shares

The Corporation is authorized to issue an unlimited number of Common Shares, of which, as at the date hereof and prior to the closing of the Rights Offering, 35,494,468 Common Shares are issued and outstanding as fully paid and non-assessable. Assuming all of the Rights are exercised and no other issuances of Common Shares, the Corporation will have 42,593,362 Common Shares issued and outstanding.

The holders of Common Shares are entitled to one vote per share held at meetings of the holders of Common Shares, to dividends if, as and when declared by the directors and, upon liquidation, dissolution or winding-up of the Corporation, to receive on a *pro-rata* basis all the assets of the Corporation remaining after payment of all the Corporation's liabilities, subject to the preferential rights of any class of shares ranking prior to the Common Shares.

The average closing price for the Common Shares on the TSX for the 20 day period ending September 4, 2003, is $3.196. On September 4, 2003, the closing price of the Common Shares was $3.41.

REGISTRATION AND DELIVERY OF CERTIFICATES EVIDENCING COMMON SHARES

Certificates evidencing Common Shares acquired through the exercise of Rights, including Common Shares obtained through the exercise of the Additional Subscription Privilege, will be dated as of the Expiry Time and will be registered in the name of the person to whom the Rights Certificate was issued or such holder's transferee, if any, as indicated on the Rights Certificate. Certificates evidencing such Common Shares will be mailed to the address specified on the Rights Certificate as soon as practicable after the Expiry Time to such persons who have exercised their Rights.

SUBSCRIPTION AGENT AND TRANSFER AGENT

The Subscription Agent has been appointed as the subscription agent to receive subscriptions and payments from holders of Rights and to perform the services relating to the exercise and transfer of the Rights and provide details of such arrangements. Subscriptions and payments from holders of Rights under the Rights Offering can be sent by mail or courier to the office of the Subscription Agent (the "**Subscription Office**") at:

By hand or by courier:

CIBC Mellon Trust Company
600, 333 – 7th Avenue S.W.
Calgary, Alberta T2P 2Z1

Phone: (403) 232-2400

CIBC Mellon Trust Company
199 Bay Street
Commerce Court West
Securities Level
Toronto, ON M5L 1G9

Phone: (416) 643-5500

E-Mail: inquiries@CIBCMellon.com
Toll free: 1-800-387-0825

or by Mail:

CIBC Mellon Trust Company
P.O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario
M5C 2K4

The Corporation will pay the fees and expenses of the Subscription Agent in respect of such services.

The registrar and transfer agent for the Common Shares is CIBC Mellon Trust Company at its offices in Calgary, Alberta and in Toronto, Ontario.

HOW TO EXERCISE THE RIGHTS

General

By completing the appropriate form on the Rights Certificate in accordance with the instructions outlined below and on the Rights Certificate, a holder may:

(a) subscribe for Common Shares under the Basic Subscription Privilege (Form 1);

(b) subscribe for Additional Common Shares under the Additional Subscription Privilege (Form 2);

(c) sell or transfer Rights (Form 3); and/or

(d) divide or combine a Rights Certificate (Form 4).

Unexercised Rights

A holder of a Rights Certificate who completes Form 1 so as to exercise some, but not all, of the Rights evidenced by such Rights Certificate will be deemed to have elected not to exercise the balance of the Rights, and may not participate in the Additional Subscription Privilege unless the holder elects to divide the Rights Certificate by completing Form 4. See "How to Exercise the Rights - To Divide or Combine a Rights Certificate – Form 4" below.

Signatures

When one or more of the forms on the Rights Certificate is signed by the original holder, the signature must correspond exactly with the name of the holder shown on the face of the Rights Certificate. If a form is signed by a trustee, executor, administrator or officer of a Corporation or any person acting in a fiduciary or representative capacity, the Rights Certificate must be accompanied by evidence of authority to so sign satisfactory to the Subscription Agent.

To Subscribe for Common Shares - Form 1

Five Rights and the Subscription Price are required to subscribe for one Common Share under the Basic Subscription Privilege. The holder of a Rights Certificate may subscribe for all or any lesser number of Common Shares to which the Rights Certificate entitles such holder by completing and executing Form 1 on the face of the Rights Certificate and delivering the Rights Certificate so completed and executed together with the Subscription Price for such Common Shares to the Subscription Agent at the Subscription Office. The Subscription Price is payable in Canadian funds by certified cheque, bank draft or money order payable to the order of "CIBC Mellon Trust Company." **All payments, together with Form 1 duly completed on the Rights Certificate, must be received by the Subscription Agent at the Subscription Office before the Expiry Time.** The method of delivery of a subscription is at each holder's discretion and risk. Delivery to the Subscription Agent will only be effective when the subscription is actually received by the Subscription Agent at the Subscription Office. If mail is used for delivery of a subscription, sufficient time must be allowed to avoid late delivery, and registered mail is suggested.

Completion of Form 1 constitutes a representation that the holder of a Rights Certificate is not an Ineligible Shareholder or the agent of any such person.

To Subscribe for Additional Common Shares - Form 2

A holder of a Rights Certificate who subscribes, pursuant to the Basic Subscription Privilege, for all of the Common Shares to which a Rights Certificate entitles such holder may subscribe for Additional Common Shares at the Subscription Price by completing and executing Form 2 on the face of the Rights Certificate and delivering the Rights Certificate so completed and executed together with the Subscription Price for such Additional Common Shares to the Subscription Agent. If there should be an insufficient number of Common Shares available to satisfy the subscriptions for Additional Common Shares, the number of Common Shares, if any, available to a subscriber for Additional Common Shares will be equal to the lesser of:

(a) the number of Common Shares which the subscriber has subscribed for under the Additional Subscription Privilege; and

(b) the number (disregarding fractions) obtained by multiplying the aggregate number of Additional Common Shares that may be acquired upon exercise of the Rights issued that

were not exercised under the Basic Subscription Privilege by a fraction, the numerator of which is the number of Common Shares subscribed for by such holder under the Basic Subscription Privilege and the denominator of which is the aggregate number of Common Shares acquired under the Basic Subscription Privilege by all participants that have subscribed for Additional Common Shares under the Additional Subscription Privilege.

If any holder of Rights has subscribed for fewer Additional Common Shares than such holder's *pro rata* allotment of Additional Common Shares, the excess Additional Common Shares will be allocated in the manner set out in (b) above among the holders who were allotted fewer Additional Common Shares than they subscribed for.

To subscribe for Additional Common Shares pursuant to the Additional Subscription Privilege, a holder of Rights must complete and execute a Form 2, as well as a Form 1, on the face of the Rights Certificate and deliver the Rights Certificate so completed and executed together with the Subscription Price for such Additional Common Shares to the Subscription Agent at the Subscription Office. The Subscription Price is payable in Canadian funds by certified cheque, bank draft or money order payable to the order of "CIBC Mellon Trust Company." **All payments, together with Form 1 and 2 duly completed on the Rights Certificate, must be received by the Subscription Agent at the Subscription Office before the Expiry Time** (except that amounts to be paid by CanFund pursuant to its Stand-by Commitment (as defined below) shall be paid when the Subscription Agent has specified the number of Common Shares to be acquired pursuant to the Stand-by Commitment). Subscribers for Additional Common Shares will be notified as soon as practicable after the Expiry Time of the number of Additional Common Shares, if any, allotted to them. Any excess subscription monies will be returned by mail without interest thereof as soon as practicable.

To Sell or Transfer Rights - Form 3

The Rights will be listed on the TSX until 12:00 noon (Eastern Time) on the Expiry Time.

Rights Certificates are in registered form. A holder of Rights may, rather than exercising such holder's Rights to subscribe for Common Shares, sell or transfer such Rights personally or through the usual investment channels (such as stock brokers or investment dealers qualified to do business in the particular Qualifying Jurisdiction) by completing and executing Form 3 on the face of the Rights Certificate and delivering the Rights Certificate so completed and executed to a purchaser (the "**Transferee**"). The Transferee may exercise all of the Rights of the transferring holder without obtaining a new Rights Certificate. If a Rights Certificate is transferred in blank, the Corporation and the Subscription Agent may thereafter treat the bearer as the absolute owner of such Rights Certificate for all purposes and neither the Corporation nor the Subscription Agent shall be affected by any notice to the contrary. Payment of any service charge, commission or other fee payable in connection with the trading of Rights will be the responsibility of the holders of the Rights.

The signature on Form 3 of any transferring Rights holder must be guaranteed by an Eligible Institution or otherwise to the satisfaction of the Subscription Agent. An "**Eligible Institution**" means a Canadian Schedule I chartered bank, a major trust Corporation in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of recognized stock exchanges in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States. The signature of the

Transferee on any one or more of the forms on the Rights Certificate must correspond exactly with the name of the Transferee shown on Form 3.

Certain restrictions apply to the ability of U.S. shareholders resident in Qualified States to transfer their Rights. See "Details of the Rights and the Common Shares - U.S. Shareholders Resident in Qualified States."

To Divide or Combine a Rights Certificate - Form 4

A Rights Certificate may be divided or combined by completing and executing Form 4 on the face of the Rights Certificate and delivering the Rights Certificate so completed and executed to the Subscription Agent at the Subscription Office. The Subscription Agent will then issue new Rights Certificates in any denominations (totaling the same number of Rights as are evidenced by the Rights Certificate being divided or combined) as are requested by the holder, but no Rights Certificate representing fewer than five Rights will be issued. Rights Certificates must be surrendered for division or combination prior to 4:00 p.m. (Calgary Time) on October 14, 2003 to permit the new Rights Certificates to be issued to and used by the holder.

A bank, trust company, investment dealer or broker holding Common Shares on the Record Date for more than one beneficial owner may, upon providing satisfactory evidence to the Subscription Agent of the ownership of those Common Shares, divide and transfer the Rights Certificate issued to it, by duly completing and executing Form 4 on the face of the Rights Certificate on the same basis as if the beneficial owners were registered on the Record Date.

Expiry of Rights

The Rights will expire at the Expiry Time. Rights not exercised prior to the Expiry Time will be void and of no value.

STAND-BY COMMITMENT

CanFund has provided a stand-by commitment (the "**Stand-by Commitment**") to the Corporation whereby it has agreed, subject to the conditions described below, to acquire, pursuant to the Additional Subscription Privilege, all of the Common Shares issuable upon the exercise of Rights not otherwise exercised by the Expiry Time. CanFund will be obligated to tender its subscription funds for the exercise of the Stand-by Commitment as soon as practicable after the Subscription Agent has specified the number of Common Shares to be acquired in accordance with the Stand-by Commitment. The Common Shares issuable pursuant to the Stand-by Commitment will be issued on the Closing Date, except as set forth below.

CanFund shall not be obligated to proceed with the Stand-by Commitment if any person publicly announces or makes an offer to acquire 20% or more of the outstanding Common Shares of the Corporation or the Corporation announces or enters into an agreement in respect of, or the board of directors of the Corporation recommends that the Corporation's shareholders vote in favour of, a re-organization, arrangement, amalgamation or other form of business combination or a sale of material assets (each a "**Business Combination**") prior to the closing of the Rights Offering.

Certain approvals (the "**Competition Approvals**") are required under the *Competition Act* (Canada) in respect of the acquisition of the number of Common Shares (the "**Excess Shares**") pursuant to the Stand-by Commitment that would cause CanFund's holdings to exceed 20% of the issued and outstanding Common Shares after the closing of the Rights Offering. If such approvals have not been

obtained by the Closing Date then, in support of CanFund's payment obligations under the Stand-by Commitment, CanFund will deposit the subscription funds (the "**Escrowed Funds**") for the Excess Shares in trust with its counsel. The Escrowed Funds will be released to the Corporation upon receipt of the Competition Approvals and issuance of the Excess Shares, subject to any limitations imposed by the Competition Bureau. In the event that the Competition Approvals have not been received within 21 days of the Expiry Date, then the Escrowed Funds will be returned to CanFund. The return of the Escrowed Funds to CanFund will not affect CanFund's obligations to pay the subscription funds for the Excess Shares to the Corporation upon receipt of the Competition Approvals.

CanFund currently owns 4,287,900 or 12.1% of the issued and outstanding Common Shares and is an insider pursuant to applicable securities legislation. CanFund has no arrangements or agreements with the Corporation to have any nominees appointed as directors or officers of the Corporation. No remuneration is payable to CanFund for providing the Stand-by Commitment.

MANAGING AND SOLICITING DEALER

Pursuant to the terms of a rights offering solicitation agreement (the "**Soliciting Dealer Agreement**") dated September 5, 2003 between the Corporation and Peters & Co. Limited (the "**Manager**"), the Manager has agreed to act as managing dealer and to form a soliciting dealer group (the "**Soliciting Dealer Group**") for the purposes of soliciting the exercise of Rights in the Qualifying Jurisdictions. The Soliciting Dealer Group includes the Manager and members of the Investment Dealers Association of Canada and any stock exchange in Canada who agree to participate in such group.

The Corporation will pay the Manager (i) a fee calculated on a percentage basis of 1.5% of the gross proceeds received by the Corporation from the Rights Offering, subject to a maximum fee payable of $330,000 payable at the Expiry time and (ii) subject to certain conditions, all fees and expenses incurred by the Manager in relation to the Rights Offering. Subject to the provisions of the Soliciting Dealer Agreement, the Corporation has agreed to pay a solicitation fee of $0.02 per Common Share procured by a member of the Solicitor Dealer Group promptly after the Expiry Time. No solicitation fee is payable in respect of subscriptions by Lime Rock, CanFund, directors and officers of the Corporation and holders who are resident in the United States. A minimum fee of $75 and a maximum fee of $1,500 is payable in respect of Rights exercised by and/or on behalf of any single beneficial owner of Rights. No solicitation fee is payable for the exercise of Rights for less than 3,000 Common Shares by or on behalf of, or for the account of any beneficial holder.

No commissions or other remuneration in cash, securities or other consideration will be paid by the Corporation in respect of the sale or issuance of the securities offered hereby other than as disclosed herein and the fees paid to the Subscription Agent and legal, printing and other costs directly related to this Rights Offering.

RELATIONSHIP BETWEEN THE CORPORATION AND THE MANAGING DEALER

The Manager was, but no longer is, a financial advisor to Lime Rock in connection with the Corporation's refinancing plan. Lime Rock owns 17.9% of the issued and outstanding Common Shares of the Corporation. Consequently, the Corporation may be considered to be a "connected issuer" of the Managing Dealer within the meaning of applicable Canadian securities legislation.

The decision to distribute the Rights and the determination of the terms of the Rights Offering were made through negotiations between the Corporation, Lime Rock and CanFund. The Managing Dealer provided certain advisory services to Lime Rock in connection with the Corporation's refinancing

plan. See "Refinancing". No proceeds of the Rights Offering will be paid to the Managing Dealer, other than as set forth under the heading "Managing and Soliciting Dealer".

INTENTION OF INSIDERS TO EXERCISE RIGHTS

To the knowledge of the directors and senior officers of the Corporation, directors, senior officers and other insiders of the Corporation will receive an aggregate of approximately 11,265,870 Rights pursuant to the Rights Offering. After reasonable inquiries about the intentions of such insiders to exercise their Rights, the Corporation estimates that 11,265,870 Rights are intended to be exercised, directly or indirectly, such that insiders will receive an aggregate of 2,253,174 Common Shares pursuant to the Rights Offering. Insiders may also acquire Common Shares pursuant to the Additional Subscription Privilege, if available. In addition, CanFund has provided the Standby Commitment. See "Standby Commitment".

OWNERSHIP OF SECURITIES OF THE CORPORATION

To the knowledge of the directors and senior officers of the Corporation, based on the number of issued and outstanding Common Shares as of the date of this rights offering circular and without giving effect to the Rights Offering, the only persons or companies who beneficially own, directly or indirectly, or exercise control or direction over voting securities of the Corporation carrying more than 10% of the voting rights attached to the voting securities of the Corporation are as follows:

Name	Number of Common Shares	Percentage of Outstanding Common Shares
Lime Rock Partners II, L.P.	6,349,300	17.9%
CanFund VE Investors II, L.P.	4,287,900	12.1%

After exercise of all of the Rights issued pursuant to the Rights Offering (on the basis described herein), Lime Rock will hold 7,619,160 Common Shares or 17.9% of the outstanding Common Shares and CanFund will own 5,145,480 Common Shares or 12.1% of the outstanding Common Shares, assuming exercise of their Basic Subscription Privilege under the Rights Offering and assuming no other acquisition or disposition of Common Shares by CanFund or Lime Rock or issuances of Common Shares. The number of Common Shares owned by Lime Rock and CanFund on the completion of the Rights Offering may increase based on the number of Common Shares they may acquire pursuant to the Additional Subscription Privilege and, in the case of CanFund only, the number of Common Shares it acquires pursuant to the Stand-by Commitment.

Assuming that (i) no person other than CanFund acquires Common Shares under the Rights Offering, and (ii) CanFund acquires all of the Common Shares issuable pursuant to the Rights Offering, including pursuant to the Stand-by Commitment, Lime Rock and CanFund will hold 6,349,300 and 11,385,041 Common Shares, respectively, representing 14.9% and 26.7%, respectively, of the issued and outstanding Common Shares of the Corporation.

USE OF PROCEEDS

The proceeds of the Rights Offering of $22,361,516.10 (less reasonable fees and expenses) will be used as follows: (i) a $4,000,000 portion of the net proceeds will be used to partially repay amounts owing to CanFund under the Bridge Note, (ii) an $8,000,000 portion of the net proceeds will be retained by the Corporation and used for working capital purposes, and (iii) the balance of the proceeds will be used to repay amounts owing under the Bridge Facility being approximately $13.1 million as at the date

hereof. See "Financial Overview". The proceeds, if any, remaining after payment in full of the Bridge Facility shall be used to pay other amounts owing to the Senior Bank Lenders (as defined below).

FINANCIAL OVERVIEW

Credit Facilities

As at June 30, 2003, the Corporation's principal Canadian bank indebtedness consisted of the following:

1. a revolving operating loan facility (the "**Operating Facility**") with a syndicate of Canadian financial institutions (the "**Senior Bank Lenders**") with a commitment amount of $30,000,000 (including an overdraft credit facility in the principal amount of $3,000,000) under which $28,751,354 plus interest was outstanding;

2. a non-revolving term loan facility (the "**Term Facility**") with the Senior Bank Lenders maturing on December 31, 2006, under which $14,000,000 plus interest was outstanding; and

3. a non-revolving bridge loan facility (the "**Bridge Facility**") with the Senior Bank Lenders under which $34,600,000 plus interest was outstanding.

Amounts owing under these credit facilities are guaranteed by certain of the Corporation's subsidiaries.

By its terms, amounts owing under the Operating Facility were due on demand, and as at December 31, 2002, bore interest at prime plus 1.25% (subsequently increased to prime plus 4.25% as described below). The initial maturity date of the Operating Facility was February 15, 2003. Amounts owing under the Operating Facility are secured by accounts receivable, inventory and a first charge on all assets of the Corporation and certain of its subsidiaries.

Under the Term Facility, the Corporation is required to make quarterly principal repayments of $1,000,000 (which were made on March 31, 2003 and June 30, 2003, as required). As at December 31, 2002, amounts owing under the Term Facility bore interest at prime plus 1.25% (subsequently increased to prime plus 4.25% as described below). Amounts owing under the Term Facility are secured by a first charge on all assets of the Corporation and certain of its subsidiaries. The terms of the Term Facility required that the Corporation maintain certain financial covenants and, as at June 30, 2003, the Corporation was in violation of certain of these covenants.

The Bridge Facility was put in place in connection with the Corporation's acquisition of Diamond Products International, Inc. ("**DPI**") in August 2002 for an aggregate purchase price of $52,847,000. The cash component of the purchase price was $50,880,000, financed by drawing down the Bridge Facility by this amount. The initial maturity date of the Bridge Facility was February 15, 2003. Prior to December 31, 2002, the Corporation paid down the amount owing under the Bridge Facility to $34,600,000 with proceeds raised in an equity offering. As at December 31, 2002, all amounts owing under the Bridge Facility were due and payable on February 15, 2003, and bore interest at prime plus 1.25% (subsequently increased to prime plus 4.25% as described below). Amounts owing under the Bridge Facility are secured by a first charge on all of the assets of the Corporation and certain of its subsidiaries. The terms of the Bridge Facility require that the Corporation maintain certain financial covenants and, as at June 30, 2003, the Corporation was in violation of certain of these covenants.

The Bridge Facility and the Operating Facility were initially extended to February 28, 2003. The Bridge Facility was again extended to April 9, 2003. On April 10, 2003, the Bridge Facility and the Operating Facility were extended to May 5, 2003. In connection with this latter extension, the interest rate payable on amounts outstanding under the Operating Facility, the Term Facility and the Bridge Facility was increased to prime plus 4.25%. On May 5, 2003, the maturity date of the Operating Facility and the Bridge Facility was extended to May 30, 2003. On May 30, 2003, the maturity date of the Operating Facility and the Bridge Facility was extended to June 30, 2003. In connection with this latter extension, the maturity date of the Term Facility was changed to June 30, 2003.

The Corporation has experienced a lack of liquidity and working capital which resulted in difficulties in paying trade creditors and making certain other corporate payments required on an on-going basis. In order to address the foregoing, the Corporation negotiated and is implementing a refinancing package, which includes this Rights Offering. See "Refinancing".

Loan Extension Agreement

On July 31, 2003, the Corporation, certain of its subsidiaries and the Senior Bank Lenders executed an agreement (the "**Loan Extension Agreement**") effective June 30, 2003, pursuant to which, on the terms and conditions set forth therein, the Senior Bank Lenders agreed that they will not exercise their rights and remedies under the security provided in respect of the Corporation's existing credit facilities until the earlier of: (i) the occurrence of a new "event of default" under the Loan Extension Agreement arising after the date of the Loan Extension Agreement, and (ii) June 30, 2004 (provided that, if $4,000,000 principal amount of the Bridge Note Financing (as defined below) is not repaid to CanFund on or before November 25, 2003, then such extended maturity date shall be November 25, 2003).

Subject to the terms of the Loan Extension Agreement, all amounts owing under the Corporation's credit facilities with the Senior Bank Lenders bear interest at prime plus 4.25%. The Senior Bank Lenders are under no obligation to make any further advances under the credit facilities beyond existing limits, including under the Operating Facility (including the overdraft facility).

Pursuant to the Loan Extension Agreement, the Corporation has agreed to repay in full the Bridge Facility by March 31, 2004 and to make all required principal and interest payments in accordance with the terms of the existing credit facilities, including, without limitation, the $1,000,000 principal amount due under the Term Facility on each of September 30, 2003, December 31, 2003 and March 31, 2004. In addition, the Corporation has agreed (i) to pay or cause to be paid directly to the Senior Bank Lenders all proceeds from sales, transfers or other dispositions of any property of the Corporation or any of its subsidiaries outside of the ordinary course of the Corporation's business, (ii) that it will not sell, transfer, encumber or otherwise dispose of any of such property without the prior written consent of the Senior Bank Lenders, and (iii) that it and its subsidiaries will not create, assume, incur or allow to exist any indebtedness (other than in connection with the Bridge Note Financing and the Back-up Transaction (as defined below) and other than certain accounts payable and certain similar accrued liabilities) without the prior written consent of the Senior Bank Lenders.

The Loan Extension Agreement provides for various "events of default" including:

1. the failure to repay all outstanding indebtedness under the existing credit facilities owed to the Senior Bank Lenders on or before June 30, 2004 (or November 25, 2003, if $4,000,000 principal amount of the Bridge Note Financing is not repaid to CanFund on or before November 25, 2003), other than the Bridge Facility which must be repaid in full by March 31, 2004; or such earlier date as the Senior Bank Lenders demand repayment as a result of an event of default as provided for in the Loan Extension Agreement having occurred;

2. the occurrence of any other default under the Loan Extension Agreement or the credit facilities or the security provided thereunder (subject to certain exceptions) where such default is not cured within ten (10) days after notice thereof from the Senior Bank Lenders;

3. the occurrence of an event of default under the Bridge Note Financing, unless waived by CanFund;

4. the occurrence of various matters in respect of the insolvency of the Corporation;

5. the Senior Bank Lenders' determining, acting reasonably, that a material adverse change has occurred in the financial affairs of the Corporation or any guarantor subsidiary of the Corporation (which shall not include a failure to comply with the financial covenants set out in the Loan Extension Agreement); and

6. the failure of the Corporation to complete the Rights Offering or Back-up Transaction along with the repayment of $4,000,000 from the proceeds therefrom owing to CanFund under the Bridge Note by November 15, 2003.

Upon the occurrence of an "event of default" under the Loan Extension Agreement, including a failure to close the Rights Offering (and/or the Back-up Subordinated Debt Financing), the Senior Bank Lenders may immediately terminate their agreement to forbear in respect of additional proceedings set forth in the Loan Extension Agreement, may demand immediate repayment of all amounts owed to them under the Corporation's existing credit facilities, and may take steps to enforce security held by them and to collect amounts owed to them under these credit facilities.

REFINANCING

Overview

The terms and conditions of the refinancing plan of the Corporation were initially set forth in (i) the subordinated debt term sheet between the Corporation and CanFund dated July 7, 2003, as amended on July 10, 2003 and July 31, 2003; (ii) the private placement term sheet among the Corporation, Lime Rock and CanFund dated July 1, 2003, as amended on July 10, 2003 and July 31, 2003; (iii) the rights offering term sheet among the Corporation, Lime Rock and CanFund dated July 1, 2003, as amended on July 10, 2003 and July 31, 2003; and (iv) the back-up subordinated debt term sheet dated July 1, 2003, as amended on July 10, 2003. The refinancing plan consists of the following transactions:

1. On July 31, 2003, the Corporation raised $10,000,000 for liquidity through a Bridge Note Financing (the "**Bridge Note Financing**") from CanFund. See "Refinancing – Bridge Note Financing";

2. On September 2, 2003, the Corporation raised $25,000,290 by a private placement (the "**Private Placement Transaction**") of an aggregate of 7,936,600 Common Shares with Lime Rock and CanFund. See "Refinancing – Private Placement Transaction"; and

3. The Corporation intends to raise $22,355,993 through the Rights Offering described herein to its shareholders.

In the event that full proceeds are not raised through the Rights Offering, the Corporation plans to borrow up to $20,000,000 through a Back-Up Transaction (as defined below). See "Refinancing – Back-up Transactions".

The Corporation has agreed with its Senior Bank Lenders, on a best efforts basis, to procure alternate credit facilities to replace its existing credit facilities by January 31, 2004. The board of directors believes that the completion of the refinancing package will improve the Corporation's balance sheet sufficiently to allow the Corporation to arrange this new replacement bank financing. In arranging the new replacement bank financing, the Corporation will consider the appropriate types, amounts and terms of any new credit facilities in light of the Corporation's circumstances at the time. There is no assurance that the Corporation will be able to arrange replacement bank financing. See "Risk Factors – Financial Difficulties".

Lime Rock is a private investment partnership managed by Lime Rock Management LP, which is a private equity firm based in Westport, Connecticut, with over US$420,000,000 under management dedicated to investing in energy companies with high growth potential. CanFund, based in Calgary, Alberta, is a private investment partnership formed to invest in securities of public Canadian companies in the energy sector and is funded by senior Canadian institutional investors as limited partners.

Shareholders of the Corporation approved the Private Placement Transaction and the waiver by the Corporation's board of directors of the application of the Corporation's shareholder rights protection plan to the Private Placement Transaction and the Rights Offering at a special meeting of shareholders held on September 2, 2003.

Bridge Note Financing

General

On July 31, 2003, the Corporation and CanFund entered into a loan agreement, which superseded the term sheet, providing for the Bridge Note Financing, which was fully funded on July 31, 2003. This indebtedness is evidenced by a $10,000,000 promissory note in favour of CanFund (the "**Bridge Note**"). Amounts owing under the Bridge Note bear interest (during the first 90 days) at 12% per annum (calculated daily, without compounding), payable monthly in arrears on the last business day of each month, and thereafter at 24% per annum. Subject to certain earlier repayment obligations outlined below, the principal amount owing under the Bridge Note, and all accrued and unpaid interest thereon, are payable on March 31, 2004. Amounts owing under the Bridge Note are secured by the following: (i) a general security agreement of the Corporation, whereby the Corporation has granted a second priority floating charge in favour of CanFund on all of its present and after-acquired personal and real property; (ii) an unlimited guarantee from certain of its material wholly-owned subsidiaries (each, a "**Guarantor**"); (iii) a general security agreement of each Guarantor, other than NQL (US) Inc., whereby each such Guarantor has granted a second priority floating charge in favour of CanFund on all of its present and after-acquired personal and real property for the purposes of securing its obligations under its guarantee; (iv) a deed of trust in a form registerable against title to each parcel of land owned by Black Max Downhole Tools, Incorporated; (v) a pledge whereby NQL (US) Inc. has pledged and granted in favour of CanFund a second priority charge against all of the share capital of DPI; and (vi) caveats registered against the material real property of the Corporation and the Guarantors.

Covenants

Pursuant to the Bridge Note Financing, the Corporation has agreed, among other things, that:

1. neither it, DPI, nor the Guarantors, will request or take steps to increase the principal amount of any indebtedness owing by them pursuant to any loan by any third party whose security or right of repayment ranks in priority to or in *pari passu* with the Bridge Note Financing security granted to CanFund (including amounts owing to the Senior Bank Lenders, including the Bridge Facility);

2. except as permitted by the Loan Extension Agreement, it will not provide any loans to, nor inject any capital into, any of its subsidiaries, nor guarantee the payment or performance of any obligations of any of its subsidiaries;

3. it will not declare or set aside for payment, nor permit DPI to declare or set aside for payment, dividends on any of its issued shares or purchase, redeem or retire in any way any shares of its capital or otherwise reduce its issued or paid-up capital without the prior written consent of CanFund; and

4. neither it, DPI, nor the Guarantors, will assign, sell or otherwise dispose of, or (except as contemplated by the Loan Extension Agreement) encumber, any of their respective collateral, other than in the ordinary course of business except with the prior written consent of CanFund.

Events of Default

The terms of the Bridge Note Financing provide for certain events of default including: (i) default under the Bridge Note, the underlying loan agreement and related security; (ii) a default under the Loan Extension Agreement; (iii) the occurrence of various matters in respect of the insolvency of the Corporation; (iv) the failure of the Corporation to comply with its repayment plan; (v) an amalgamation, consolidation or merger, or sale of certain assets; and (vi) the granting of security, except for certain permitted encumbrances and except as contemplated by the Loan Extension Agreement. Additionally, in the event of a change of control, including: (a) a change of a majority of the members of the board of directors as constituted on July 31, 2003 or (b) the acquisition of voting securities or securities convertible into voting securities of the Corporation, which would give the acquiring person (other than CanFund) the power to direct management of the Corporation or policies of the Corporation, an event of default shall occur and all amounts owing under the Bridge Note shall be immediately due and payable, and an additional fee shall be immediately payable by the Corporation to CanFund in an amount equal to 6% of the principal amount of the Bridge Note then outstanding.

Repayment Obligations

Following the earlier of (i) November 25, 2003, and (ii) the date on which the Rights Offering (and Back-up Transactions, if applicable) is completed, and subject to the terms of the Bridge Note Financing, the Loan Extension Agreement and the interlender agreement dated July 31, 2003 among the Corporation, CanFund and the Senior Bank Lenders, the Corporation may, at any time prior to March 31, 2004 (being the maturity date for the Bridge Note Financing), repay all or any amounts owing under the Bridge Note, subject to the consent of Lime Rock (not to be unreasonably withheld). See "Use of Proceeds" and "Refinancing – Subsequent Repayments".

Four million dollars of the principal amount of the Bridge Note is to be repaid from the proceeds of this Rights Offering. Subject to early repayment as set out above, the Corporation is required to repay the $6,000,000 principal balance of the Bridge Note on March 31, 2004. See "Refinancing – Subsequent Repayments".

Other Matters

A commitment fee of $300,000 was paid by the Corporation on July 31, 2003, to CanFund in connection with the borrowings under the Bridge Note, by way of deduction from amounts advanced by CanFund. In addition, the Corporation has agreed to pay CanFund's reasonable out-of-pocket expenses relating to the funding under the Bridge Note.

Private Placement Transaction

Pursuant to subscription agreements dated September 2, 2003, entered into pursuant to the private placement term sheet described above, Lime Rock and CanFund purchased 6,349,300 and 1,587,300 Common Shares, respectively, for an aggregate of 7,936,600 Common Shares at a subscription price of $3.15 per share, for an aggregate subscription amount of $25,000,290. The Private Placement Transaction closed on September 2, 2003. See "Principal Shareholders".

In connection with the Private Placement Transaction, the Corporation has agreed with CanFund and Lime Rock that it shall not offer, nor announce the offering of, nor make any agreement to issue any additional Common Shares or securities convertible or exercisable into Common Shares (other than pursuant to the Rights Offering, the Corporation's stock option plan or pursuant to the terms of outstanding securities or any previously announced financings) until January 2, 2004 without the prior written consent of Lime Rock and CanFund, such consent not to be unreasonably withheld.

Rights Offering

As at September 5, 2003, the Corporation had 35,494,468 Common Shares issued and outstanding. The Corporation will issue 35,494,468 Rights under the Rights Offering, entitling the holders to acquire an aggregate of 7,098,894 Common Shares at the Subscription Price, representing gross proceeds to the Corporation, assuming that all Rights are exercised, of $22,361,516.10. See "Details of the Rights and Common Shares" and "Stand-by Commitment".

Back-up Transactions

The Corporation has arranged for contingency financing from Lime Rock and CanFund in case the Rights Offering is not fully subscribed as described in this rights offering circular. **This contingency financing will not be required or used should the Rights Offering be completed as contemplated in this rights offering circular.**

General

Pursuant to an agreement (the "**Back-up Subordinated Debt Term Sheet Agreement**") dated July 1, 2003, as amended on July 10, 2003 and on July 31, 2003, among the Corporation, Lime Rock and CanFund, the Corporation agreed that, subject to certain conditions, in the event that all Rights are not exercised, including pursuant to the Stand-by Commitment, then the Corporation shall either (i) pursue an Alternate Financing (as described below), or (ii) proceed with the Subordinated Debt Financing in order to finance the amount (the "**Deficit**") by which the Rights Offering is undersubscribed up to a maximum of $20,000,000 (in either case, a "**Back-up Transaction**"). Proceeds from the Back-up Transaction in the amount of the Deficit will be used in the same manner as the proceeds from the Rights Offering. See "Use of Proceeds".

Alternate Financing

Within 30 days after the expiry of the Rights Offering, the Corporation may solicit bids from third parties to raise an amount equal to the Deficit on terms satisfactory to the Corporation; provided that Lime Rock and CanFund shall (each as to 50% or, should one party decline, the other as to 100%) have a right-of-first-refusal to match any such solicited bids (whether such solicited bid or by exercise of the right-of-first-refusal, an "**Alternate Financing**"), which must be exercised within five business days. After the expiry of such five business day period, the Corporation must close the Alternative Financing within 21 days. If no Alternate Financing is conditionally accepted by the Corporation within 30 days

after the expiry of the Rights Offering, or once accepted, the Corporation fails by its actions to complete an Alternate Financing within 21 days of the expiry of the right-of-first-refusal notice period, then the Corporation shall be obligated to proceed with the Subordinated Debt Financing.

Subordinated Debt Financing

Within 30 days after the expiry of the Rights Offering and failure of the Corporation to complete an Alternative Financing as described above, the Corporation shall be obligated to give notice to each of Lime Rock and CanFund that the Subordinated Debt Financing will occur whereby the Corporation, subject to certain conditions, will issue to Lime Rock and CanFund in equal parts the debentures (the "**Subordinated Debentures**") in an aggregate amount equal to the Deficit up to a maximum of $20,000,000. The principal amount owing under the Subordinated Debentures and all accrued and unpaid interest will be payable, in the case of the Subordinated Debenture issued to Lime Rock, on the date that is five years and one week after the issuance thereof and, in the case of the Debentures issued to CanFund, on the date that is one year after the issuance thereof. Such issuance is to occur no more than 21 days after delivery of such notice or such other date as may be determined by mutual consent of the parties. The Subordinated Debentures will be subordinate to the Corporation's bank operating lines of credit, other bank debt and the Bridge Note. In the event that the Subordinated Debentures are required, the Corporation has agreed that it will not incur additional debt, except in certain circumstances.

Subsequent Repayments

If, after the closing of the Rights Offering (and/or Back-up Transaction, if applicable) and the allocation of the net proceeds thereof (see "Use of Proceeds"), the Corporation wishes to make additional repayments to CanFund on amounts owing under the Bridge Note, the Corporation shall (i) firstly, be required to obtain the prior written consent of Lime Rock (not to be unreasonably withheld) and (ii) secondly, be required to repay amounts owing under the Bridge Note and amounts owing under the Bridge Facility (or other indebtedness to the Senior Bank Lenders, provided that the Bridge Facility has then been repaid in full) on a *pro rata* basis with 60% of any such payment going towards the Bridge Note and 40% going towards the Bridge Facility (or other indebtedness to the Senior Bank Lenders, if applicable).

Subject to early repayment, as set out above, the Corporation shall, on March 31, 2004, (i) repay $4,000,000 to the Senior Bank Lenders, which amount shall be applied firstly to repay the Bridge Facility in full and secondly to repay other indebtedness to the Senior Bank Lenders and (ii) repay to CanFund the $6,000,000 principal balance under the Bridge Note.

CAPITALIZATION

The following table sets forth material changes in the capitalization of the Corporation (i) as at June 30, 2003, (ii) as at June 30, 2003, after giving effect to the Bridge Note Financing and the Private Placement Transaction ("**Pro Forma I**"), and (i) as at June 30, 2003 after giving effect to the Bridge Note Financing, the Private Placement Transaction and the Rights Offering ("**Pro Forma II**").

Description	As at June 30, 2003	Pro Forma I as at June 30, 2003[(1)]	Pro Forma II as at June 30, 2003[(2)]
	(unaudited)	(unaudited)	(unaudited)
	(thousands of Canadian dollars except numbers of Common Shares)		
Operating Facility [(3)]	$28,751	$26,751	$18,751[(4)]
Term Facility	14,000	14,000	14,000[(5)]
Bridge Facility	34,600	13,100	3,194[(4)]
Bridge Note	-	10,000	6,000[(4)]
	$77,351	$63,851	$41,945
Shareholders' equity	$113,177	$136,677	$158,589
Common Shares	27,549,103	35,485,703	42,582,843

Notes:

(1) The net proceeds of the Bridge Note Financing of $9,645,739.54, after transaction costs, were used for working capital purposes. The net proceeds of the Private Placement Transaction were approximately $23,500,000, after transaction costs expected to be approximately $1,500,000, of which (i) $2,000,000 was retained by the Corporation for working capital purposes (shown as reducing the Operating Facility which will be redrawn as required) and (ii) at least $20,000,000 was applied against the Bridge Facility (shown as reducing the Bridge Facility by $21,500,000).

(2) The net proceeds of the Rights Offering will be approximately $21,912,000, after transaction costs expected to be approximately $450,000, of which (i) $4,000,000 will be applied against the Bridge Note, (ii) $8,000,000 will be retained by the Corporation for working capital purposes (shown as reducing the Operating Facility which will be redrawn as required) and (iii) the balance (assumed above to be $9,912,000) to be applied against the Bridge Facility. See "Use of Proceeds" for a description of the terms and the use of proceeds. The above assumes that all Rights are exercised and all Common Shares issuable on exercise of Rights are issued at a Rights Exercise Price of $3.15 per share.

(3) Includes $1,751,354 overdraft credit facility which includes U.S. $14,885 translated at one U.S. dollar per 1.3558 Canadian dollars, the noon buying rate posted by the Federal Reserve Bank of New York on June 30, 2003.

(4) The Corporation has other indebtedness which is not presented above but which, as at December 31, 2002, is set out in its audited financial statements as at and for the year ended December 31, 2002 and the notes thereto.

(5) The Term Facility will be reduced by $1,000,000 on September 30, 2003, in accordance with its repayment terms.

(6) There are options outstanding to acquire an aggregate of 1,066,663 Common Shares.

(7) There are warrants outstanding to acquire an aggregate of 189,535 Common Shares. These warrants are currently vested and expire on dates ranging from April 2003 to December 2011.

DIRECTORS AND OFFICERS

The following table states the names of directors and officers of the Corporation, all other positions and offices with the Corporation now held by them, their principal occupations or employment and the year in which each director first became a director of the Corporation.

Name	Position Held with the Corporation	Principal Occupation	Director Since
R. Tim Swinton [(1)(3)]	Chairman	President of Western Provinces Resources Ltd. (a private investment company) since 1997; prior thereto he was Executive Chairman of IPEC Ltd. (a Canadian pipeline and oilfield construction company) from 1999 to 2001; prior thereto he was Chairman and CEO of Kenting Energy Services Ltd. in 1997 and prior thereto he was Chairman, President and	June 2003

Name	Position Held with the Corporation	Principal Occupation	Director Since
		CEO of Enserv Corporation	
Witold Gutter	Vice President and Secretary of the Corporation	Vice President and Secretary of the Corporation	N/A
Bruce R. Libin, Q.C.(2)(3)	Director	Executive Chairman and Chief Executive Officer of Destiny Resources Corp., President of B.R. Libin Capital Corp. and from May to November 2000, Mr. Libin was the Executive Chairman of Beau Canada Exploration Ltd.	June 2003
Dean Livingstone	President and CEO of the Corporation; President and Director of the Corporation's subsidiaries	President and CEO of the Corporation	1993
Derek Martin (2)	Director	President, Addington Equities Inc. (an investment company)	2000
Kevin L. Nugent	Chief Financial Officer of the Corporation	Chief Financial Officer of the Corporation	N/A
Glen D. Roane (2)(3)	Director	Corporate Director and independent businessman	June 2003
Thomas R. Bates, Jr.	Director	Managing Director of Lime Rock Management L.P. since 2001; prior thereto he was Senior Vice President and subsequently President of the Discovery Group of Baker Hughes, Inc. from 1998 to 2000; prior thereto he was CEO and President of Weatherford Enterra, Inc. from 1997 to 1998 and prior thereto he was President of the Anadrill Division of Schlumberger Ltd. from 1992 to 1997	September 2003
John Clarkson	Director	Managing Director of Clearwater Capital Corporation, which has served as Lime Rock Management L.P.'s principal consultant in Canada, since 1997 and prior thereto he was Manager of Oil Development for Renaissance Energy Ltd.	September 2003

Name	Position Held with the Corporation	Principal Occupation	Director Since
		from 1993 to 1997	

Notes:

(1) Chairman of the Corporation.

(2) Member of the Audit and Corporate Governance Committee. Bruce Libin is the chair of the Audit and Corporate Governance Committee.

(3) Member of the Compensation Committee. Glen Roane is the chair of the Compensation Committee.

(4) There is no executive committee of the board of directors of the Corporation.

In connection with the completion of the Private Placement Transaction, Thomas R. Bates, Jr. and John Clarkson, two nominees of Lime Rock, were added to the board of directors of the Corporation. The Corporation has agreed that (i) for so long as Lime Rock holds voting shares of the Corporation, or rights to acquire voting shares of the Corporation, that aggregate, assuming the exercise of only Lime Rock's rights to acquire voting shares of the Corporation, more than 12.5% of the voting shares of the Corporation, Lime Rock will have the right to have two nominees named in the slate of directors proposed by management of the Corporation to shareholders for election as directors at each meeting of shareholders of the Corporation at which directors are to be elected, and (ii) for so long as Lime Rock holds voting shares of the Corporation, or rights to acquire voting shares of the Corporation, that aggregate, assuming the exercise of only Lime Rock's rights to acquire voting shares of the Corporation, more than 7.5%, and less than or equal to 12.5%, of the voting shares of the Corporation, Lime Rock will have the right to have one nominee named in the slate of directors proposed by management of the Corporation to shareholders for election as directors at each meeting of shareholders of the Corporation at which directors are to be elected. The Corporation has agreed that such slates of directors proposed by management of the Corporation will be comprised of not more than seven nominees, including nominees of Lime Rock, for so long as Lime Rock has the right to appoint any nominees in the slate of directors proposed by management of the Corporation.

RISK FACTORS

The purchase of securities hereunder involves a number of risks. In addition to the risks set forth elsewhere in this rights offering circular, prospective investors should consider the following risks factors associated with a purchase of such securities:

Financial Difficulties

The Corporation has experienced serious financial difficulties due to a lack of liquidity and working capital which resulted in difficulties in paying trade creditors and making certain other corporate payments on an on-going basis. In addition, the Corporation has been unable to pay amounts owing to its senior bank lenders under its credit facilities.

In order to address its financial difficulties, the Corporation is implementing a corporate refinancing described under the heading, "Refinancing". While the Corporation believes that the proceeds from the refinancing will restore its financial stability and allow it to meet its current working capital requirements, there is no assurance that such proceeds will be sufficient to meet all of the Corporation's future working capital requirements. Further, the Corporation may not be able to secure new credit facilities to replace its existing facilities prior to June 30, 2004. See "Financial Overview – Loan Extension Agreement".

Competition

As several other companies have similar technology, the Corporation will be required to maintain a focused and efficient/effective domestic and international sales/marketing program to maintain current market penetration and exploit selected evolving market opportunities.

Competitive risks, such as decisions by existing competitors to attempt to increase market share by reducing prices and decisions by customers to adopt competing technologies may adversely impact the Corporation. The drilling industry is driven primarily by cost minimization. The Corporation's strategy is aimed at reducing drilling costs through the application of new technology. Competitors, many of whom have a more diverse product line and access to greater amounts of capital, have the ability to compete against the cost savings generated by the Corporation's technology by reducing prices and by introducing competing technologies. The Corporation has limited resources to sustain a prolonged price war and maintain the investment required to continue the commercialization and development of its new technologies.

In the long-term, some of the larger, directional drilling service companies are moving toward the in-house manufacture of products similar to that of the Corporation's motor assemblies. This could have a negative effect on the Corporation's current sales to those clients if reliable motors are developed. There are, however, substantial barriers to market entry and the larger, directional drilling service companies tend to limit their motor fleet to a few motor sizes thereby ensuring a need for third party suppliers such as the Corporation with the ability to supply a large number of motor sizes. Additionally, a significant percentage of the Corporation's revenues are derived from small, independent directional drilling companies.

International Business Development

The Corporation's long-term international business development will require a substantial investment in sales programs, inventory and service facilities in any new overseas markets. In the past, the Corporation has been able to minimize investment in international projects and the attendant risks by entering into alliances with other drilling industry participants. There is no assurance that the Corporation will be able to do so in the future.

Foreign Operating Risks

Foreign operations may be adversely affected by local political and economic developments, exchange controls, currency fluctuations, royalty and tax increases, retroactive tax claims, renegotiations of contracts with governmental entities, expropriation, import and export regulations and other foreign laws or policies governing operations of foreign based companies, as well as by laws and policies of Canada and the United States affecting foreign trade, taxation and investment. In addition, as the Corporation's foreign operations are governed by foreign laws, in the event of a dispute the Corporation may be subject to the exclusive jurisdiction of foreign courts and the application of foreign laws or may not be successful in subjecting foreign persons to the jurisdiction of Canadian courts. The Corporation may also be hindered or prevented from enforcing its rights with respect to a governmental instrumentality by the doctrine of sovereign immunity. The Corporation's business is subject to political risks inherent in all foreign operations.

Countries in which the Corporation conducts business have the ability to respond to political and fiscal issues by restricting the repatriation or confiscating the business assets of the Corporation in a manner that could adversely affect the value of those assets and result in a loss to the Corporation.

Foreign Exchange Risks

The Corporation accounts for and reports its activities in Canadian dollars, although a material amount of its business is conducted in other currencies whose rates of exchange to the Canadian dollar fluctuate. These fluctuations, which are outside of the control of management, create gains and losses for the Corporation that are included in the determination of its earnings.

Industry Factors

Market fluctuations in the price of oil and gas impacts upon the level of drilling activity in the oil and gas industry. A decline in the market price of oil and gas generally results in reduced drilling activity that can in turn have an adverse effect on the profitability of the Corporation.

The demand for the Corporation's products and services are largely dependent upon the level of expenditures by oil and gas companies on exploration and development activities. Exploration and development activities are affected by a number of factors, which include fluctuations in commodity prices, changes in equity markets, taxation and government regulations, and general economic conditions. As the Corporation continues to expand its operations internationally, it must be aware of any inherent business risks associated with doing so. The potential impact of any of the above factors on the operations of the Corporation is difficult to determine with any degree of certainty.

Sources, Pricing and Availability of Raw Materials and Component Parts

The Corporation sources its raw materials from a variety of suppliers. Should the Corporation's current suppliers be unable to provide the necessary raw materials, or otherwise fail to deliver products in the quantities required, any resulting delays in the provision of products and services to the Corporation's customers could have a material adverse effect on the Corporation's results of operations and its financial condition.

Dependence on Key Personnel

The success of the Corporation will depend, to a significant extent, upon the efforts and abilities of the senior management team. The loss of any management or the inability to attract and retain additional skilled people, could have a material adverse effect on the business, operating results and financial condition of the Corporation.

Environmental Considerations

The Corporation and others in the oil and gas services industry are subject to various international, federal, provincial, state and local environmental laws and regulations enacted in most jurisdictions in which the Corporation operates. A breach of such laws and regulations may result in possible suspension or revocation of necessary licenses, permits or authorizations, civil liability and the imposition of fines and penalties. The Corporation believes that it is currently in compliance with such laws and regulations.

Management of Future Growth

In the event the Corporation experiences substantial growth, such growth will challenge its management and operating resources, which may require the Corporation to hire additional technical, management and administrative personnel, and upgrade its management information systems. There can be no assurance that the Corporation will be able to attract and retain the necessary personnel to avoid

constraints that may adversely affect its ability to accomplish its business objectives. If the Corporation is unable to manage growth effectively, its business and results of operations could be materially and adversely affected.

Potential Conflicts of Interest of Certain Directors and Officers

There are potential conflicts of interest to which the directors and officers of the Corporation will be subject in connection with the operations of the Corporation. In particular, certain of the directors of the Corporation are nominees of an entity which may, from time to time, provide financing to, or make equity investments in, competitors of the Corporation. Conflicts, if any, will be subject to the procedures and remedies available under the *Business Corporations Act* (Alberta) (the "**ABCA**"). The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the ABCA.

Directors and Officers

Persons considering the purchase of securities pursuant to this Rights Offering must appreciate that they will be required to rely on the judgment and good faith of the Corporation's directors, officers and managers in resolving conflicts of interest as such may arise.

In addition to factors in the external environment, the Corporation is exposed to the risk that management will develop and implement strategies and plans that are ineffective in light of industry conditions and trends or implement and manage business processes that do not effectively utilize and control the resources of the Corporation, both of which would result in losses for the Corporation's shareholders.

INCOME TAX CONSEQUENCES

The income tax consequences of acquiring, holding and/or disposing, as applicable, of Rights and the Common Shares acquired upon exercise of Rights may vary according to the status of the holder, the jurisdiction in which he or she resides or carries on business and his or her own particular circumstances. **Each holder should seek independent advice regarding the tax consequences of acquiring, holding and/or disposing, as applicable, of Rights and the Common Shares acquired upon the exercise of Rights, based on his or her own particular circumstances.**

STATEMENT AS TO RESALE RESTRICTIONS

Securities legislation restricts the ability of a holder to trade the Rights and the Common Shares issuable upon the exercise of such Rights (the Rights and the Common Shares collectively, the "**Securities**"), without certain conditions having been fulfilled or applicable prospectus requirements having being complied with. The following is a general summary of the restrictions governing the first trades in the Securities. Additional restrictions apply to "insiders" of the Corporation and holders of the Securities who are "control persons" or the equivalent or who are deemed to be part of what is commonly referred to as a "control block" in respect of the Corporation for purposes of securities legislation. **Each holder is urged to consult his or her professional advisors to determine the exact conditions and restrictions applicable to trades of the Securities.**

Rights issued to residents of the United States may be transferred by such persons only in transactions outside of the United States in accordance with Regulation S under the *U.S. Securities Act*. The Rights have not been and will not be registered under any state securities laws, and may not be

offered, sold or delivered within the United States or to, or for the account or benefit of, a person in the United States unless an exemption from such registration requirement is available. In addition, certain restrictions apply to the ability of U.S. shareholders resident in Qualified States to transfer their Rights. The Common Shares issuable upon exercise of the Rights will be registered on Form F-7 under the United States Securities Act of 1933, as amended, and such Common Shares will not be subject to transfer restrictions under such act, except for restrictions applicable to "affiliates" of the Corporation, as such term is defined in the *U.S. Securities Act*. See "U.S. Shareholders Resident in Qualified States."

Generally, in Canada, the Securities will be exempt from the prospectus requirements of securities legislation in the Canadian Qualifying Jurisdictions if:

(a) the Corporation is and has been a "reporting issuer" in any one of the provinces of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Québec or Nova Scotia for the four months immediately preceding the trade and is a "qualifying issuer", as defined in National Instrument 45-102, or if the Corporation is not a "qualifying issuer", then the Corporation is and has been a "reporting issuer" in any one of the aforementioned jurisdictions for the twelve months immediately preceding the trade;

(b) the trade is not a "control distribution" as defined in the applicable securities legislation;

(c) no unusual effort is made to prepare the market or to create a demand for the Securities;

(d) no extraordinary commission or other consideration is paid in respect of such trade; and

(e) if the seller is an insider or officer of the Corporation, the seller has no reasonable grounds to believe that the Corporation is in default of applicable securities legislation.

If such conditions have not been met, then the Securities may not be resold except pursuant to a prospectus or prospectus exemption, which may only be available in limited circumstances.

The Corporation has been a reporting issuer for more than twelve months in each of the provinces of Ontario, Alberta, British Columbia, Manitoba, Québec and Nova Scotia.

The foregoing is a summary only and is not intended to be exhaustive. Holders of Rights should consult with their advisors concerning restrictions on resale, and should not resell their Securities until they have determined that any such resale is in compliance with the requirements of applicable legislation.

ADDITIONAL INFORMATION

Copies of certain disclosure documents relating to the Corporation, including its annual and quarterly financial statements filed pursuant to applicable Canadian securities legislation, may be obtained from the SEDAR website www.sedar.com.

INQUIRIES

Inquiries relating to this Rights Offering should be directed to:

NQL Drilling Tools Inc.
1504 – 4th Street
Nisku, Alberta T9E 7M9
Phone: (780) 955-8828
Fax: (780) 955-3309

CIBC Mellon Trust Company
600, 333 – 7th Avenue S.W.
Calgary, Alberta T2P 2Z1

Phone: (403) 232-2400

CIBC Mellon Trust Company
199 Bay Street
Commerce Court West, Securities Level
Toronto, ON M5L 1G9

Phone: (416) 643-5500

E-Mail: inquiries@cibcmellon.com
Toll free: 1-800-387-0825

Peters & Co. Limited
3900 Bankers Hall West
888 – 3rd Avenue S.W.
Calgary, Alberta
T2P 5C5

Attention: Chris Potter
Phone: (403) 261-4850
Fax: (403) 261-7570

1.R.1

03 ... 10 ... 7:21

UNDERWRITING AGREEMENT

December 13, 2002

NQL Drilling Tools Inc.
1507 - 4th Street
Nisku, Alberta
T9E 7M9

Attention: Dean Livingstone
President and Chief Executive Officer

Dear Sirs:

Pursuant to a letter agreement (the "**Letter Agreement**") dated December 2, 2002 between Sprott Securities Inc. and NQL Drilling Tools Inc. (the "**Corporation**"), Sprott Securities Inc. agreed to purchase (or to find substituted purchasers for), and the Corporation agreed to issue and sell 3,000,000 Class A voting common shares (the "**Offered Shares**") and to prepare and file the Preliminary Prospectus and the Prospectus (as hereinafter defined) in respect of the distribution of the Offered Shares.

In furtherance of the Letter Agreement and subject to the terms and conditions hereof, Sprott Securities Inc, FirstEnergy Capital Corp., National Bank Financial Inc. and Dundee Securities Corporation (collectively, the "**Underwriters**") hereby offer to purchase from the Corporation in the respective percentages hereinafter mentioned and by the Corporation's acceptance hereof the Corporation agrees to sell to the Underwriters, at the Closing Time (as hereinafter defined), all but not less than all of the Offered Shares at a price of $7.15 per Offered Share. In addition, the Underwriters shall have an option to purchase up to an additional 450,000 Common Shares (the "**Optioned Shares**") at a price of $7.15 per share at any time until the Over-Allotment Expiry Date (as defined herein).

In consideration for the Underwriters' agreement, which will result from the acceptance of this offer by the Corporation, to purchase the Offered Shares and to offer them to the public pursuant to the Prospectus, and in consideration for the services to be rendered by the Underwriters in connection therewith, the Corporation shall pay to Sprott Securities Inc., on behalf of the Underwriters, at the Closing Time, a fee (the "**Underwriting Fee**") equal to 5% of the total proceeds to be received by the Corporation, being $0.3575 per Offered Share.

Terms and Conditions

The agreement resulting from the acceptance of this letter by the Corporation shall be subject to the following terms and conditions:

1. Definitions

(a) In this Agreement:

(i) "**Additional Closing**" has the meaning ascribed thereof in Subsection 7(b) of this Agreement;

(ii) "**Additional Closing Date**" has the meaning ascribed thereof in Subsection 7(b) of this Agreement;

(iii) "**Additional Closing Time**" has the meaning ascribed thereof in Subsection 7(b) of this Agreement;

(iv) "**Closing Date**" means December 19, 2002, or such other date not later than December 20, 2002, as the Underwriters and the Corporation may agree upon in writing;

(v) "**Closing Time**" means 6:30 a.m. (Calgary time) or such other time on the Closing Date as the Underwriters and the Corporation may agree upon;

(vi) "**Common Shares**" means Class A voting common shares of the Corporation;

(vii) "**Documents**" means , collectively:

A. the revised renewal annual information form of the Corporation dated December 9, 2002;

B. the amended audited comparative consolidated financial statements of the Corporation for the years ended December 31, 2001 and December 31, 2000 and the sixteen months ended December 31, 1999, together with the notes thereto and the auditors' report thereon dated December 5, 2002;

C. the amended interim unaudited comparative consolidated financial statements of the Corporation for the nine months ended September 30, 2002 and September 30, 2001 and the management discussion and analysis included therein;

D. the information circular of the Corporation dated May 1, 2002 in connection with the annual meeting of shareholders of the Corporation held on June 12, 2002;

E. material change reports dated June 14, 2002, August 19, 2002 and August 30, 2002;

F. amended management discussion and analysis for the financial year ended December 31, 2001.

(viii) "**Exchange**" means the Toronto Stock Exchange;

(ix) "**Final MRRS Decision Document**" means the decision document to be issued in accordance with the Mutual Reliance Review System evidencing that final receipts for the Prospectus have been issued for each of the Qualifying Provinces;

(x) "**Financial Statements**" means the amended audited financial statements of the Corporation for the year ended December 31, 2001, and the unaudited financial statements of the Corporation for the three months ended March 31, 2002, the six months ended June 30, 2002 and the nine months ended September 30, 2002, as amended;

(xi) "**Indemnified Parties**" means the Underwriters and each of the Underwriters' directors, officers, employees and agents and each person who controls any of the Underwriters;

(xii) "**material change**", "**material fact**" and "**misrepresentation**" shall have the meanings ascribed thereto under the applicable Securities Legislation of the Qualifying Provinces;

(xiii) "**Material Subsidiaries**" means Black Max Downhole Tools Ltd., Black Max Downhole Tools Inc., CanFish Services Inc., Diamond Products International Inc. and P&T Servicios Petroleros, C.A. and any other subsidiary (within the meaning of the *Business Corporations Act* (Alberta) of the Corporation the total assets of which constitute more

than 10% of the consolidated assets of the Corporation as at September 30, 2002 or the total revenues of which constitute more than 10% of the consolidated revenues of the Corporation as at September 30, 2002;

(xiv) "**Mutual Reliance Review System**" means the mutual reliance review system provided for under National Policy 43-201 *Mutual Reliance Review System for Prospectuses and Annual Information Forms* of the Canadian Securities Administrators;

(xv) "**Optioned Shares**" has the meaning ascribed thereto in the second paragraph of this Agreement;

(xvi) "**Over-Allotment Option**" has the meaning ascribed thereof in Subsection 2(d) of this Agreement;

(xvii) "**Over-Allotment Option Expiry Date**" has the meaning ascribed thereto in Subsection 2(d) of this Agreement;

(xviii) "**POP System**" means the prompt offering qualification system for the distribution of securities for certain issuers as established by National Instrument 44-101 *Short Form Prospectus Distributions* of the Canadian Securities Administrators;

(xix) "**Preliminary MRRS Decision Document**" means, collectively, the decision documents issued in accordance with the Mutual Reliance Review System evidencing that receipts for the Preliminary Prospectus have been issued for each of the Qualifying Provinces;

(xx) "**Preliminary Prospectus**" means the preliminary short form prospectus of the Corporation dated December 9, 2002 relating to the distribution of the Offered Shares and, unless the context otherwise requires, includes all documents incorporated therein by reference;

(xxi) "**Prospectus**" means the final short form prospectus of the Corporation relating to the distribution of the Offered Shares and, unless the context otherwise requires, includes all documents incorporated therein by reference;

(xxii) "**Prospectus Amendment**" means any amendment to the Preliminary Prospectus or the Prospectus, any amendment to any document incorporated therein by reference, any amending or supplemental prospectus and any other similar document;

(xxiii) "**Public Record**" means all information filed by or on behalf of the Corporation with the Securities Commissions, including without limitation, the Documents, the Preliminary Prospectus and the Prospectus and any other information filed with any Securities Commission in compliance, or intended compliance with any applicable Securities Legislation;

(xxiv) "**Qualifying Provinces**" means, collectively, the provinces of British Columbia, Alberta, Manitoba and Ontario;

(xxv) "**Securities Commissions**" means the securities commissions or other securities regulatory authorities in the Qualifying Provinces;

(xxvi) "**Securities Legislation**" means all securities laws, rules, regulations, notices and policies applicable to the distribution of the Offered Shares and the Optioned Shares;

(xxvii) "**SEDAR**" means the System for Electronic Document Analysis and Retrieval implemented pursuant to National Instrument 13-101, as amended from time to time;

(xxviii) "**U.S. Holders**" means holders in the United States who acquired their Offered Shares or Optioned Shares from the Underwriters or U.S. affiliates of the Underwriters, as applicable, pursuant to paragraph 2(d) hereof and "**U.S. Holder**" means any of them.

2. Qualification and Offering for Sale

(a) The Corporation shall, prior to the filing of the Preliminary Prospectus and thereafter and prior to the filing of the Prospectus, allow the Underwriters to participate fully in the preparation of the Preliminary Prospectus and the Prospectus (excluding the documents incorporated therein by reference) and such other documents as may be required under applicable Securities Legislation to qualify the distribution of the Offered Shares and the Optioned Shares in the Qualifying Provinces and allow the Underwriters to conduct all due diligence which the Underwriters may reasonably require (including with respect to the documents incorporated therein by reference) in order to confirm that the Public Record is accurate and current in all material respects, to fulfill the Underwriters' obligations as underwriters, and to enable the Underwriters to responsibly sign the certificate in the Preliminary Prospectus or the Prospectus, as the case may be, required to be signed by the Underwriters.

(b) The Corporation shall:

(i) have filed the Preliminary Prospectus in the Qualifying Provinces in accordance with the Mutual Reliance Review System and the POP System and obtained a Preliminary MRRS Decision Document with respect to all Qualifying Provinces dated the date of filing, by the close of business on the Business Day immediately following the day of filing; and

(ii) prepare and file the Prospectus as soon as possible and in any event not later than 5:00 p.m. (Calgary time) on December 13, 2002, or such other time and date as the Corporation and the Underwriters may agree to in writing, with the Securities Commissions in the Qualifying Provinces and the Corporation shall have obtained a Final MRRS Decision Document or a receipt from each of the Securities Commissions of each of the Qualifying Provinces, dated the date of filing, and shall have taken all other steps and proceedings as may be necessary to enable the Offered Shares and Optioned Shares to be offered and sold to the public in all of the Qualifying Provinces through the Underwriters or any other registrants who comply with the relevant provisions of the applicable Securities Legislation not later than the close of business on the date of filing.

(c) The Underwriters will offer the Offered Shares and Optioned Shares purchased pursuant to the terms hereof for sale to the public, directly and through banking and selling group members, only as permitted by applicable Securities Legislation and upon the terms and conditions set forth in the Prospectus and in this agreement and outside of Canada on a private placement basis. The Underwriters will not solicit offers to purchase or sell the Offered Shares so as to require registration of the Offered Shares or the Optioned Shares or filing of a prospectus, registration statement or other notice or document (other than any private placement documents required for sales in the United States or to U.S. Holders in accordance with paragraph 2(e) hereof) with respect to the Offered Shares or the Optioned Shares under the laws of any jurisdiction other than the Qualifying Provinces, and will require each banking and selling group member to agree with the Underwriters, for the benefit of the Corporation, not to so solicit or sell. For purposes of this paragraph 2(c), the Underwriters shall be entitled to assume that the Offered Shares and the Optioned Shares are qualified for distribution in any Qualifying Province where a receipt or similar document for the Prospectus shall have been obtained from the applicable securities regulatory authority (including pursuant to the Final MRRS Decision Document) following the

filing of the Prospectus unless the Underwriters receive notice to the contrary from the Corporation or any securities regulatory authority of the applicable Qualifying Province. The Underwriters shall use all reasonable best efforts to complete and to cause the banking and selling group members to complete the distribution of the Offered Shares and Optioned Shares as soon as possible and in any event within 75 days of the Closing Date. Notwithstanding the foregoing provisions of this paragraph, an Underwriter will not be liable to the Corporation under this paragraph with respect to a default by another Underwriter under this paragraph if the former Underwriter is not also in default.

(d) The Corporation hereby grants to the Underwriters (on the basis set out in paragraph (c) above) an option (the "**Over-Allotment Option**") to purchase and offer for sale to the public the Optioned Shares at a purchase price of $7.15 per Optioned Share all upon the terms and conditions set forth herein for the purchase and sale of the Offered Shares. The Over-Allotment Option is solely to cover over-allotments, if any, and for market stabilization. The Over-Allotment Option shall be exercisable at any time from the date hereof and for a period ending 30 days after the Closing Date (as defined below) (the "**Over-Allotment Option Expiry Date**"). The Over-Allotment Option shall be exercisable in whole or in part by Sprott Securities Inc., on behalf of the Underwriters, by giving notice to the Corporation not later than 5:00 p.m. on the Over-Allotment Option Expiry Date, specifying the number of Optioned Shares to be purchased and the date and time of completion of the sale of the Optioned Shares (which shall not be less than three business days after the date of notice and not more than five business days after the Over-Allotment Option Expiry Date). Upon furnishing such notice, the Underwriters shall purchase and the Corporation shall sell, in accordance with and subject to the provisions hereof, the number of Optioned Shares indicated in such notice.

(e) The Corporation and the Underwriters agree that the terms, representations, warranties and covenants set forth in Schedule B attached hereto are incorporated by reference and shall form part of this agreement. Any offer or sale of the Offered Shares or Optioned Shares in the United States or to U.S. persons will be made in accordance with Schedule B.

3. Delivery of Prospectus and Related Documents

(a) The Corporation shall deliver or cause to be delivered to the Underwriters the documents set out below at the respective times indicated:

(i) prior to or contemporaneously, as early as practicable, with the filing with the Securities Commissions of each of the Preliminary Prospectus and the Prospectus:

A. copies of the Preliminary Prospectus and the Prospectus signed as required by the Securities Legislation of the Qualifying Provinces; and

B. copies of any documents incorporated by reference therein which have not previously been delivered to the Underwriters;

(ii) as soon as they are available, copies as applicable, of any Prospectus Amendment required to be filed under the Securities Legislation of the Qualifying Provinces, signed as required by the Securities Legislation of the Qualifying Provinces and including, in each case, copies of any documents or information incorporated by reference therein which have not been previously delivered to the Underwriters; and

(iii) at the time of delivery to the Underwriters pursuant to this paragraph 3(a) of the Prospectus, a comfort letter from the Corporation's auditors, dated the date of the Prospectus and reasonably satisfactory in form and substance to the Underwriters and their counsel addressed to the Underwriters and the Corporation, with respect to the

financial and accounting information contained in or incorporated by reference in the Prospectus, which comfort letter shall be based on a review by the auditors having a cutoff date not more than two business days prior to the date of the comfort letter and shall be in addition to any comfort letters which must be filed with securities regulatory authorities pursuant to applicable Securities Legislation.

4. Representations

(a) The delivery to the Underwriters of the documents referred to in paragraphs 3(a)(i) and (ii) hereof shall constitute a representation and warranty by the Corporation to the Underwriters that all information and statements contained therein and incorporated therein by reference (except any information or statements relating solely to the Underwriters and except any information or statements which are modified by or superseded by information or statements contained in the Preliminary Prospectus, the Prospectus or a Prospectus Amendment, as the case may be) are at the respective dates of delivery thereof true and correct in all material respects, contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Common Shares as required by the applicable Securities Legislation in the Qualifying Provinces, and that, with respect to such information and statements, there has been no omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. The Corporation consents to the Underwriters' use of the Preliminary Prospectus, the Prospectus and any Prospectus Amendment and any of the documents incorporated therein by reference for the offering and distribution of the Offered Shares and the Optioned Shares in compliance with the provisions of this agreement.

(b) In addition to the representations and warranties contained in paragraph 4(a) hereof, the Corporation represents and warrants to the Underwriters, and acknowledges that the Underwriters are relying upon such representations and warranties, that:

(i) the Corporation and each Material Subsidiary of the Corporation has been duly incorporated, amalgamated or continued, as the case may be, and organized and is validly subsisting under the laws of the jurisdiction of its incorporation, amalgamation or continuance, as the case may be, and has all requisite corporate authority and power to carry on its business, as now conducted and as presently proposed to be conducted by it, and to own its properties and assets;

(ii) the Corporation and each Material Subsidiary of the Corporation is qualified to carry on business under the laws of each jurisdiction in which it carries on a material portion of its business;

(iii) the Corporation has no Material Subsidiaries other than Black Max Downhole Tools Ltd., Black Max Downhole Tools Inc., CanFish Services Inc., Diamond Products International Inc. and P&T Servicios Petroleros, C.A.;

(iv) other than as disclosed in the Public Record, the Corporation has no subsidiaries and there are no companies in which the Company owns beneficially or exercises control or direction over 20% or more of the outstanding voting securities;

(v) the Corporation has full corporate power and authority to issue, sell and deliver the Offered Shares and the Optioned Shares and such Offered Shares and Optioned Shares will be duly and validly authorized, allotted and issued and will be issued as fully paid and non-assessable Common Shares;

(vi) the Corporation and each of the Material Subsidiaries is not in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of,

this agreement and the performance of any of the transactions contemplated hereby by the Corporation, do not and will not result in any breach of, or constitute a default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under, any applicable laws which are material to the Corporation or any Material Subsidiary and their respective operations or any term or provision of the articles, by-laws or resolutions of the directors or shareholders of the Corporation, or any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Corporation or any Material Subsidiary is a party or by which it is bound, or any judgment, decree, order, statute, rule or regulation applicable to the Corporation or any Material Subsidiary, which default or breach might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) of the Corporation or any Material Subsidiary (taken as a whole) or their respective properties or assets;

(vii) the Corporation has full corporate power and authority to enter into this agreement and to perform its obligations set out herein and this agreement has been duly authorized, executed and delivered by the Corporation, and this agreement is a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms subject to the general qualifications that:

A. enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other laws affecting creditors' rights generally;

B. equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

C. the equitable or statutory powers of the courts in Canada having jurisdiction to stay proceedings before them and the execution of judgments; and

D. rights to indemnity and contribution hereunder may be limited under applicable law;

(viii) there has not been any material change in the assets, liabilities or obligations (absolute, contingent or otherwise) of the Corporation from the position set forth in the Financial Statements other than as disclosed in the Documents and there has not been any adverse material change in the business, operations, capital or condition (financial or otherwise) or results of the operations of the Corporation since December 31, 2001; and since that date there have been no material facts, transactions, events or occurrences which could materially adversely affect the capital, assets, liabilities (absolute, accrued, contingent or otherwise), business, operations or condition (financial or otherwise) or results of the operations of the Corporation and its subsidiaries (taken as a whole) which have not been disclosed in the Public Record;

(ix) the Corporation has not received any notice of proceedings relating to the revocation or modification of any material certificate, authority, permit or license necessary to conduct the business now owned or operated by it;

(x) the Financial Statements present fully, fairly and correctly, in accordance with generally accepted accounting principles in Canada, consistently applied with those of preceding fiscal periods, the financial position and condition of the Corporation and its subsidiaries on a consolidated basis at the dates thereof and the results of the operations and changes in financial position of the Corporation and its subsidiaries on a consolidated basis for the periods ended as at the dates thereof;

(xi) except as disclosed in the Financial Statements, there are no actions, suits, proceedings or inquiries, including, to the best of the Corporation's knowledge, information and belief, after due inquiry, pending or threatened against or affecting the Corporation at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which in any way materially adversely affects, or may in any way materially adversely affect, the assets, business, operations or condition (financial or otherwise) of the Corporation or any of its properties or assets or which affects or may affect the sale or distribution of the Offered Shares or Optioned Shares;

(xii) the information and statements set forth in the Public Record, as relates to the Corporation, were true, correct, and complete and did not contain any misrepresentation, as of the respective dates of such information or statements, and no material change (as defined in applicable Securities Legislation of the Qualifying Provinces) has occurred in relation to the Corporation which is not disclosed in the Public Record, and the Corporation has not filed any confidential material change reports which continue to be confidential;

(xiii) the authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of Class B non-voting common shares, of which • Common Shares are validly issued and outstanding as fully paid and non-assessable shares as at the date hereof;

(xiv) other than options to acquire 870,829 Common Shares held by officers, directors and employees of the Corporation and warrants to purchase 189,535 Common Shares, as at the date hereof, no person, firm, corporation or other entity holds any securities convertible or exchangeable into securities of the Corporation or now has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement for the purchase, subscription or issuance of any unissued shares, securities (including convertible securities) or warrants of the Corporation;

(xv) the Corporation is the registered and beneficial owner of all of the outstanding shares of each of the Material Subsidiaries and no person, firm, corporation or other entity holds any securities convertible or exchangeable into securities of any of the Material Subsidiaries or now has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement for the purchase, subscription or issuance of any unissued shares, securities (including convertible securities) or warrants of any of the Material Subsidiaries;

(xvi) except as otherwise disclosed in the Public Record and with such exceptions as are not material to the Corporation, the Corporation and each of the Material Subsidiaries has duly and on a timely basis filed all tax returns required to be filed by them, have paid all taxes due and payable by them and have paid all assessments and re-assessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by them and which are claimed by any governmental authority to be due and owing and adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required and there are no agreements, waivers, or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by the Corporation or any of the Material Subsidiaries and there are no actions, suits, proceedings, investigations or claims threatened or pending against the Corporation or any of the Material Subsidiaries in respect of the taxes, governmental charges or assessments or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority;

(xvii) the issued and outstanding Common Shares are listed and posted for trading on the Exchange and the Corporation is in compliance with the by-laws, rules and regulations of such exchange;

(xviii) the minute books of the Corporation and each of the Material Subsidiaries are true and correct and contain the minutes of all meetings and all the resolutions of directors and shareholders thereof;

(xix) the Corporation is a "reporting issuer" in each of the provinces of British Columbia, Alberta, Ontario, and Quebec within the meaning of the applicable Securities Legislation in such provinces and the Corporation is not in material default of any applicable Securities Legislation and since December 31, 2001:

(i) no material change in the consolidated assets, liabilities or obligations (absolute, accrued, contingent or otherwise) business prospects, operations or financial condition of the Corporation has occurred and no event has occurred and no state of facts exist in respect of which, under the Securities Legislation, the requisite material change report has not been filed or disclosed by way of a press release and no such disclosure has been made on a confidential basis and;

(ii) all documentation that is required to be incorporated by reference in the Prospectus and which has been filed by the Corporation with the relevant securities regulatory authorities was true and correct in all material respects as of the date of such issuance or filing;

(xx) CIBC Mellon Trust Company at its principal offices in the cities of Calgary and Toronto, is the duly appointed registrar and transfer agent of the Corporation with respect to its Common Shares;

(xxi) other than as provided for in this agreement, the Corporation has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transactions contemplated herein;

(xxii) the Corporation and each of the Material Subsidiaries has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules and regulations and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirement of any governmental or regulatory bodies applicable to the Corporation and each of the Material Subsidiaries of each jurisdiction in which the Corporation and each of the Material Subsidiaries carries on business and holds all licences, registrations and qualifications in all jurisdictions in which the Corporation and each of the Material Subsidiaries carries on business which are necessary or desirable to carry on the business of the Corporation and each of the Material Subsidiaries as now conducted and as presently proposed to be conducted, and all such licenses, registrations or qualifications are valid and existing and in good standing and none of such licenses, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any material adverse effect on the business of the Corporation or any of the Material Subsidiaries as now conducted or as proposed to be conducted;

(xxiii) no Securities Commission or any other securities commission or similar regulatory authority has, which is in effect as of the date hereof, issued any order preventing or suspending trading of any securities of the Corporation and the Corporation is not in

default of any requirement of the applicable Securities Legislation that would have a material effect on this offering or the Corporation;

(xxiv) the auditors of the Corporation who audited the consolidated financial statements of the Corporation most recently delivered to the security holders of the Corporation are independent public accountants as required by the Securities Legislation and there has never been any reportable disagreement (within the meaning of National Policy Statement No. 31 of the Canadian Securities Administrators) with the present or any former auditor of the Corporation;

(xxv) the Corporation maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability, and (iii) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences;

(xxvi) to the knowledge of the management of the Corporation as at the date of this agreement, after due inquiry, no insider of the Corporation has a present intention to sell any securities of the Corporation;

(xxvii) at Closing Time, the Corporation will have filed all documents, taken all proceedings and obtained all regulatory consents necessary as a precondition to the sale and distribution of the Offered Shares and the Optioned Shares;

(xxviii) other than as set forth in Schedule A hereto and other than service, lease and/or supply contracts in respect of certain products of the Corporation, there are no material contracts or agreements which have or which might have or create any material obligation to the Corporation or from which it derives or it could derive any material benefit or which are required by the Corporation to carry on its business as now conducted by it or as is now proposed to be carried on by it. For the purposes of this representation and warranty, contracts shall be deemed to give rise to a material obligation that provide for expenditures by the Corporation for an aggregate of more than $750,000 during any 12-month period;

(xxix) none of the directors or officers of the Corporation, any holder of more than ten per cent of any class of shares of the Corporation, or any associate or affiliate of any of the foregoing persons or companies (as such terms are defined in the *Securities Act* (Alberta)), has any material interest, direct or indirect, in any material transaction within the previous two years or any proposed material transaction which, as the case may be, materially affected, is material to or will materially affect the Corporation;

(xxx) the Corporation has not used any of its property or facilities to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any pollutants, contaminants, chemicals or industrial toxic or hazardous waste or substances ("**Hazardous Substances**");

(xxxi) to the Corporation's knowledge and except as would not constitute a material liability to the Corporation, the Corporation has not caused or permitted the release, in any manner whatsoever, of any Hazardous Substances on or from any of its properties or assets or any such release on or from a facility owned or operated by third parties nor has the Corporation received any notice that it is potentially responsible for a federal, provincial, municipal or local clean-up site or corrective action under any applicable laws, statutes,

ordinances, by-laws, regulations or any orders, directions or decisions rendered by any ministry, department or administrative regulatory agency relating to the protection of the environment, occupational health and safety or otherwise relating to dealing with Hazardous Substances;

(xxxii) except as disclosed in the Public Record, the Corporation is entitled to use, without payment of any royalty or other fee, all of the tradenames, trademarks, patents, designs, processes, copyrights and licenses (collectively, the "**Intellectual Property**") required in connection with the business of the Corporation (as currently conducted) and now used by the Corporation in the course of carrying on its business. No person is entitled to royalties or other interests in any revenue of the Corporation whether derived from the utilization of any intellectual or proprietary information or equipment of the Corporation or otherwise, other than a royalty that may be paid as a portion of the consideration payable for the purchase of certain equipment which is not manufactured through the utilization of any of the intellectual or proprietary information of the Corporation;

(xxxiii) except as disclosed in the Public Record, the right of the Corporation to use such Intellectual Property has never been called into question or challenged. Except as disclosed in the Public Record, the Corporation has not received any written notice claiming that the conduct of its business infringes upon the patents, trademarks, tradenames, service marks or copyrights, domestic or foreign, or any other industrial property or intellectual property rights of any other person, firm or corporation; and

(xxxiv) the Corporation is eligible to use the POP System and satisfies the criteria relating thereto set forth in National Instrument 44-101 of the Canadian Securities Administrators.

5. Commercial Copies

(a) The Corporation shall, as soon as possible but in any event not later than:

(i) 12:00 noon (MT) on December 10, 2002 with respect to the Preliminary Prospectus; and

(ii) 12:00 noon (MT) on December 13, 2002 with respect to the Prospectus,

cause to be delivered to the Underwriters, without charge, commercial copies of the Preliminary Prospectus, the Prospectus and any Prospectus Amendment in such numbers and in such Canadian cities as the Underwriters may reasonably request by verbal instructions to the printer thereof given no later than the time when the Corporation authorizes the printing of the commercial copies of such documents.

(b) The Corporation shall cause to be provided to the Underwriters such number of copies of any documents incorporated by reference in the Preliminary Prospectus, the Prospectus or any Prospectus Amendment as the Underwriters may reasonably request for use in connection with offering the Offered Shares and the Optioned Shares to the public. The Underwriters agree that the Underwriters will not, directly or indirectly, use or distribute, and will require each banking and selling group member not to so use or distribute, the Preliminary Prospectus, the Prospectus or any Prospectus Amendment, nor offer, sell or deliver any of the Offered Shares or Optioned Shares in any country or jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof.

6. Material Changes and New Filings

(a) During the period from the date hereof to the completion of the distribution of the Offered Shares and Optioned Shares, the Corporation shall promptly notify the Underwriters in writing of:

(i) any change (actual, contemplated or threatened) in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or ownership of the Corporation and its subsidiaries taken as a whole; or

(ii) any change in any matter covered by a statement contained in the Preliminary Prospectus, the Prospectus or any Prospectus Amendment

which change is, or may be, of such a nature as to render the Preliminary Prospectus, the Prospectus or any Prospectus Amendment, including the documents incorporated therein by reference, misleading or untrue in any material respect or would result in any of such documents containing a misrepresentation or which would result in any of such documents not complying with the Securities Legislation of any of the Qualifying Provinces, or which change would reasonably be expected to have a significant effect on the market price or value of any securities of the Corporation. The Corporation shall promptly comply with all applicable filing and other requirements under Securities Legislation in the Qualifying Provinces arising as a result of such change including, if necessary, preparing and filing with the securities authorities in the Qualifying Provinces such amendment or supplement to the Preliminary Prospectus or Prospectus (in a form approved by the Underwriters and their counsel, such approval not to be unreasonably withheld) as may be necessary for such purposes. The Corporation shall in good faith discuss with the Underwriters any change in circumstances (actual or proposed within the Corporation's knowledge) which is of such a nature that there is reasonable doubt whether notice need be given to the Underwriters pursuant to this paragraph and, in any event, prior to making any filing referred to in this paragraph.

(b) During the period from the date hereof until the completion of the distribution of the Offered Shares and the Optioned Shares, the Corporation shall provide to the Underwriters on a timely basis, for review by the Underwriters and the Underwriters' counsel prior to filing, any proposed document, including without limitation any annual information form, material change report or information circular, which may be deemed to be incorporated by reference in the Preliminary Prospectus or the Prospectus.

7. Closing

(a) The Underwriters' purchase of the Offered Shares under this agreement shall take place at the offices of the Corporation at the Closing Time on the Closing Date, or at such other place as may be agreed to in writing by the Corporation and the Underwriters. At the Closing Time, the Corporation shall deliver to the Underwriters, or as the Underwriters may direct, a certificate representing the Offered Shares registered in the name of Sprott Securities Inc. (or in such other name or names as the Underwriters shall notify the Corporation of, not less than 24 hours prior to the Closing Time), against payment to the Corporation by the Underwriters of the aggregate purchase price for the Offered Shares by bank draft or certified cheque. Concurrently the Corporation shall pay the Underwriting Fee to Sprott Securities Inc., on behalf of the Underwriters.

(b) If the Underwriters exercise the Over-Allotment Option in whole or in part, in accordance with the provisions hereof, the purchase and sale of the Optioned Shares shall be completed in the same manner as the Closing (the "**Additional Closing**") but at the time and on the date (the "**Additional Closing Time**" and "**Additional Closing Date**") set for such purchase in the notice provided to the Corporation by Sprott Securities Inc., on behalf of the Underwriters. All

provisions of this Agreement with respect to the sale of the Offered Shares shall apply (except for the provisions of Section 8 in respect of which only subsections 8(a)(i), (a)(ii) and (a)(iv), shall apply), *mutatis mutandis*, to the sale of the Optioned Shares at the Additional Closing, with the Additional Closing Time being substituted for the Closing Time, the Additional Closing Date being substituted for the Closing Date, the Optioned Shares being substituted for the Offered Shares, and any other required substitutions being made. If the Over-Allotment Option is exercised at least one business day prior to the Closing Time, the sale of the Optioned Shares shall be made contemporaneously with the sale of the Offered Shares.

8. Conditions of Closing

(a) The obligation of the Underwriters to purchase the Offered Shares will be subject to the receipt by the Underwriters at the Closing Time of:

(i) a certificate dated the Closing Date and signed by the Corporation's chief executive officer and chief financial officer, or such other officers of the Corporation as may be acceptable to the Underwriters, certifying on behalf of the Corporation that, to the best of the knowledge, information and belief of the persons signing such certificate, after having made reasonable inquiries:

A. the Corporation has complied in all material respects with all terms and conditions of this agreement to be complied with by it at or prior to the Closing Time:

B. no order, ruling or determination having the effect of ceasing or suspending trading in the Offered Shares or any other securities of the Corporation in any of the Qualifying Provinces has been issued and no proceedings for such purpose are pending, contemplated or threatened;

C. since the date hereof, no event or change has occurred which has had a material adverse effect on the business, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation and its subsidiaries, taken as a whole, and which is not, or is not required by applicable Securities Legislation to be, disclosed in or contemplated by the Prospectus or any Prospectus Amendment (including the documents incorporated therein by reference); and

D. the representations and warranties of the Corporation contained herein are true and correct in all material respects as of the Closing Time as if made at and as of the Closing Time;

(ii) a comfort letter from the Corporation's auditors dated the Closing Date and satisfactory in form and substance to the Underwriters bringing the information contained in the comfort letters referred to in paragraph 3(a) hereof forward to the Closing Date, provided that such comfort letter shall be based on a review by the auditors having a cut-off date not more than two business days prior to the Closing Date;

(iii) evidence that the Offered Shares, when issued, will be listed and posted for trading on the Toronto Stock Exchange, subject to customary conditions of such exchanges;

(iv) a favourable legal opinion from the Corporation's U.S. counsel that the offer and sale of the Offered Shares and Optioned Shares in the United States is exempt from registration under the 1933 Act; and

(v) an opinion of Anfield, Sujir, Kennedy & Durno, counsel for the Corporation, dated the Closing Date, addressed to the Underwriters and their counsel in form and substance satisfactory to the Underwriters and their counsel, acting reasonably, with respect to such matters as the Underwriters and their counsel may reasonably request relating to the distribution of the Offered Shares including, without limitation, that:

A. the Corporation and each of the Material Subsidiaries has been duly incorporated, continued or amalgamated is validly subsisting and has all requisite corporate power and authority to carry on its business as now conducted by it and to own its properties and assets and is registered to carry on business under the laws of each jurisdiction in which it carries on a material portion of its business, as now conducted and as presently proposed to be conducted by it, and to own its properties and assets;

B. the Corporation has full corporate power and authority to enter into this agreement and to perform its obligations set out herein and this agreement has been duly authorized, executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms subject to laws relating to creditors' rights generally and except that rights to indemnity may be limited by applicable law;

C. the execution and delivery of this agreement and the fulfillment of the terms hereof by the Corporation, and the performance of and compliance with the terms of this agreement by the Corporation do not and will not result in a breach of, or constitute a default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under, any applicable laws which are material to the Corporation and its operations or any term or provision of the articles, by-laws or resolutions of the directors or shareholders of the Corporation, or, so far as counsel is aware, any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Corporation is a party or by which the Corporation is bound on the Closing Date, which might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) of the Corporation (taken as a whole) or its properties or assets;

D. the Offered Shares have been duly and validly authorized and allotted for issuance and when issued in accordance with this agreement will be validly issued and outstanding as fully paid and non-assessable Common Shares;

E. the form of certificate representing the Common Shares has been approved and adopted by the Corporation and complies with the provisions of its jurisdiction of incorporation and the rules of the Exchange;

F. no consent, approval, authorization or order of, or filing with, any Canadian federal or Province of Alberta court or public, governmental or regulatory agency or body is required for the execution, delivery and performance by the Corporation of this agreement or for the consummation of the transactions contemplated by this agreement, except where such has been made or obtained under applicable Securities Legislation or with the Exchange;

G. the authorized share capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of Class B non-voting common

shares, of which 24,080,604 Common Shares are issued and outstanding as fully paid and non-assessable shares;

H. the rights, restrictions, conditions and limitations attaching to the Offered Shares conform in all material respects to the description thereof set forth in the Prospectus;

I. the Offered Shares are eligible investments as set forth under the heading "Eligibility for Investment" in the Prospectus;

J. the Offered Shares have been conditionally approved for listing on the Exchange subject to the Corporation fulfilling the requirements of the Exchange; and

K. all documents have been filed, all proceedings have been taken and all legal requirements have been fulfilled as required under the laws of the Qualifying Provinces to qualify the Offered Shares for sale to the public in each of such provinces, assuming distribution by registrants who comply with the relevant provisions of such applicable Securities Legislation.

It is understood that counsel for the Corporation may rely upon the opinions of local counsel as to all matters not governed by the laws of the respective jurisdictions in which they are qualified to practice and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers of the Corporation and of the Corporation's auditors, and that the opinions of counsel may be subject to the usual qualifications as to equitable remedies, creditors' rights laws and public policy considerations.

9. Delivery of Offered Shares

The Corporation shall make all necessary arrangements for the exchange, on the Closing Date and at the principal transfer office of the Corporation's transfer in each of the cities of Calgary, Vancouver and Toronto, of the certificate for the Offered Shares delivered pursuant to paragraph 7 hereof for certificates representing the same aggregate number of Offered Shares and registered in such names as shall be designated by the Underwriters and by members of any selling group formed in connection with the sale of the Offered Shares at least one business day prior to the Closing Time. All such exchanges are to be made without cost to the Underwriters or the members of such group, other than any applicable transfer taxes.

10. Indemnification and Contribution

(a) The Corporation shall protect and indemnify the Indemnified Parties from and against all losses (other than loss of profit in connection with the distribution of the Offered Shares and the Optioned Shares), claims, costs, damages, liabilities and expenses caused by or arising directly or indirectly by reason of:

(i) any information or statement (except any information or statement relating solely to the Underwriters) contained in the Preliminary Prospectus, the Prospectus or any Prospectus Amendment, including the documents incorporated therein by reference, or in any other document or material filed or delivered pursuant hereto, being or being alleged to be a misrepresentation or untrue, or any omission or alleged omission to state therein any fact or information (except facts or information relating solely to the Underwriters) required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made; or

(ii) any order made or any inquiry, investigation or proceeding commenced or threatened by any securities regulatory or other authority based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a

statement, omission or misrepresentation relating solely to the Underwriters) in the Preliminary Prospectus, the Prospectus or any Prospectus Amendment, including the documents incorporated therein by reference, or in any other document or material filed or delivered pursuant hereto (except any document or material delivered or filed solely by the Underwriters), preventing or restricting the trading in or the distribution of the Offered Shares or any of them in any of the Qualifying Provinces;

(iii) the material breach of any representations, warranties or covenants of the Corporation contained herein or delivered pursuant hereto;

(iv) the non-compliance by the Corporation with any material requirement of the Securities Legislation in connection with the transactions herein contemplated; or

(v) the failure of the Corporation to file and obtain a receipt for the Preliminary Prospectus on or before December 4, 2002.

The rights of indemnity contained in this paragraph 10(a) shall not apply to the Underwriters and their respective directors, officers, employees and control persons if the Corporation has complied with the provisions of paragraphs 5(a) and 6(a) and the person asserting any claim contemplated by this paragraph 10(a) was not provided with a copy of the Prospectus or any Prospectus Amendment which corrects any misrepresentation or alleged misrepresentation which is the basis of such claim and which is required, under applicable Securities Legislation, to be delivered to such person by the Underwriters.

(b) If any claim contemplated by paragraph 10(a) shall be asserted against any of the Indemnified Parties, the Indemnified Party concerned shall promptly notify the Corporation of the nature of such claim (provided that any failure to so notify promptly shall relieve the Corporation of liability under this paragraph to the extent that such failure prejudices the Corporation's ability to defend such claim) and the Corporation shall, subject as hereinafter provided, be entitled (but not required) to assume the defense on behalf of the Indemnified Party of any suit or proceeding (including any governmental or regulatory investigation or proceeding) brought to enforce such claim. Any such defense shall be through legal counsel acceptable to the Indemnified Party (whose acceptance shall not be unreasonably withheld) and no admission of liability shall be made by the Corporation or any Indemnified Party in respect of any Indemnified Party without, in each case, the prior written consent of all of the Underwriters, such consent not to be unreasonably withheld. An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defense thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless (i) the Corporation fails to assume the defence of such suit on behalf of the Indemnified Party within a reasonable period of time, or (ii) the employment of such counsel has been authorized in writing by the Corporation, or (iii) the named parties to any such suit or proceeding include both the Indemnified Party and the Corporation and the Indemnified Party shall have been advised in writing by counsel that there may be one or more legal defenses available to the Indemnified Party which are different from or in addition to those available to the Corporation (in which case, if such Indemnified Party notifies the Corporation in writing that it elects to employ separate counsel at the expense of the Corporation, the Corporation shall not have the right to assume the defence of such suit or proceeding on behalf of the Indemnified Party but shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party, it being understood, however, that the Corporation shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate law firm (in addition to any local counsel) for all such Indemnified Parties. The Corporation shall not be liable for any settlement of any action or suit effected without its written consent or any admission of liability without its prior written consent. It is the intention of the Corporation to constitute the Underwriters as trustees, for the

Underwriters' directors, officers, employees and persons who control any of the Underwriters, of the covenants of the Corporation under paragraph 10(a) with respect to the Underwriters', directors, officers, employees and controlling persons, and the Underwriters agree to accept such trust and to hold and enforce such covenants on behalf of such persons.

(c) In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in paragraph 10(a) is unavailable (other than in accordance with its terms), in whole or in part, to an Indemnified Party in respect of any losses, claims, damages, liabilities, costs or expenses referred to therein, the Corporation shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by such Indemnified Party as a result of such losses, claims, damages, liabilities, costs or expenses:

(i) in such proportion as is appropriate to reflect the relative benefits received by the Corporation on the one hand and the Underwriters on the other hand from the offering of the Offered Shares and Optioned Shares; or

(ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Corporation on the one hand and the Underwriters on the other hand in connection with the information, statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in paragraph 10(a) which resulted in such losses, claims, damages, liabilities, costs or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Corporation on the one hand and the Underwriters on the other shall be deemed to be in the same proportion as the total proceeds from the offering (net of the Underwriting Fee but before deducting expenses) received by the Corporation is to the Underwriting Fee received by the Underwriters. The relative fault of the Corporation on the one hand and of the Underwriters on the other shall be determined by reference to, among other things, whether the information, statement, omission, misrepresentation, order, enquiry, investigation or other matter or thing referred to in paragraph 10(a) which resulted in such losses, claims, damages, liabilities, costs or expenses relates to information supplied by or steps or actions taken or done by or on behalf of the Corporation or to information supplied by or steps or actions taken or done by or on behalf of the Underwriters and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission or misrepresentation referred to in paragraph 10(a). The amount paid or payable by an Indemnified Party as a result of the losses, claims, damages, liabilities, costs or expenses referred to above shall be deemed to include, subject to the limitations set forth in paragraph 10(b), any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such losses, claims, damages, liabilities, costs or expenses, whether or not resulting in any such action, suit, proceeding or claim.

(d) No party who has engaged in fraud, willful default, fraudulent misrepresentation or gross negligence shall be entitled to claim indemnification pursuant to paragraph 10(a) or contribution pursuant to paragraph 10(c) from any person who has not engaged in such fraud, willful default, fraudulent misrepresentation or gross negligence.

(e) If any provision of paragraphs 10(a), 10(b) or 10(c) is determined to be void, voidable or unenforceable, in whole or in part, such determination shall not affect or impair or be deemed to affect or impair the validity of any other provisions of this agreement and such void, voidable or unenforceable provision shall be severable from this agreement.

(f) The rights to indemnification and contribution provided in this section 10 shall be in addition to and not in derogation from any other rights which the Underwriters may have by statute or otherwise at law.

11. Expenses

Whether or not the transactions herein contemplated shall be completed, all costs and expenses of or incidental to the sale of the Offered Shares and of or incidental to all other matters in connection with the transactions herein set out shall be borne by the Corporation, including, without limitation, expenses payable in connection with the qualification of the Offered Shares and Optioned Shares for sale to the public, the fees and expenses of the Corporation's counsel, and all costs incurred in connection with the preparation, translation, printing and delivery of the Preliminary Prospectus, the Prospectus and any Prospectus Amendment (including commercial copies thereof) and of the Offered Shares and Optioned Shares in definitive form and the reasonable fees, expenses and disbursements of the Underwriters including the reasonable fees, expenses and disbursements of counsel to the Underwriters (such fees, expenses and disbursements not to exceed $30,000, exclusive of GST), the fees and expenses of the Corporation's auditors and the fees of the Exchange.

12. Early Termination

(a) In addition to any other remedies which may be available to the Underwriters, an Underwriter shall be entitled, at its option, to terminate and cancel its obligations under this agreement, without any liability on its part, if prior to the Closing Time:

(i) any order to cease or suspend trading in any securities of the Corporation, or prohibiting or restricting the distribution of the Offered Shares is made, or any proceeding is announced or commenced for the making of any such order, by any Securities Commission or similar regulatory authority by any stock exchange or by any other competent authority, and has not been rescinded, revoked or withdrawn;

(ii) any inquiry, investigation or other proceeding is commenced, announced or threatened or any order is issued under or pursuant to any statute in Canada, any province of Canada, or by any stock exchange or other regulatory authority or there is any change of law, which, in the reasonable opinion of the Underwriter, operates to prevent or restrict the trading in or the distribution of the Offered Shares, the Optioned Shares or any of them;

(iii) there shall occur any change (actual, contemplated or threatened) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation and its subsidiaries taken as a whole or any change in any material fact contained in the Preliminary Prospectus, the Prospectus or any Prospectus Amendment (other than a change related solely to the Underwriters) which, in the opinion of the Underwriter, could reasonably be expected to have a significant adverse effect on the market price or value of the Offered Shares, the Optioned Shares or any of them;

(iv) there should occur, develop or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any action, law, government regulation, inquiry or other occurrence which, in the sole discretion of the Underwriter, acting reasonably, materially adversely affects or involves or may materially adversely affect or involve the financial markets or the business, operations or affairs of the Corporation and its subsidiaries, taken as a whole;

(v) the Corporation shall be in breach of, default under or non-compliance with any material representation, warranty, term or condition of this agreement; or

(vi) the Underwriters shall become aware as a result of their due diligence review or otherwise of any material adverse change with respect to the Corporation which had not been publicly disclosed prior to the date hereof including, without limitation, any such material adverse change which may, in the reasonable opinion of the Underwriters, seriously adversely affect the value or market price of the Common Shares or the investment quality or marketability of the Common Shares.

(b) Any such termination shall be effected by giving written notice to the Corporation at any time prior to the Closing Time. In the event of a termination by an Underwriter pursuant to paragraph 12(a), there shall be no further liability on the part of the Underwriter or of the Corporation to the Underwriter except in respect of the payment of such of the expenses referred to in paragraph 11 payable by the Corporation as shall previously have been incurred and any liability which may have arisen or may thereafter arise under section 10 hereof.

13. Authority to Lead Underwriter

Subject as provided below, all steps which must or may be taken by the Underwriters in connection with this agreement, including any agreement to amend such agreement, may be taken by Sprott Securities Inc. on the Underwriters' behalf, after consultation with the other Underwriters, and each of the Underwriters authorizes the Corporation to deal solely with Sprott Securities Inc. on behalf of all of the Underwriters, to accept notification of any such steps from Sprott Securities Inc., and to deliver the Offered Shares referred to in paragraph 7(a) to, or to the order of, Sprott Securities Inc. on their behalf.

14. Underwriters' Obligations Several

Subject to the terms and conditions hereof, the obligation of the Underwriters to purchase the Offered Shares shall be several and not joint. The percentage of the aggregate number of the Offered Shares to be separately purchased and paid for by the Underwriters shall be as follows:

Sprott Securities Inc.	50%
FirstEnergy Capital Corp.	25%
National Bank Financial Inc.	15%
Dundee Securities Corporation	10%
	100%

If at the Closing Time any one or more of the Underwriters shall fail or refuse to purchase its respective percentage of the Offered Shares, the remaining Underwriters shall be obligated severally to purchase such Offered Shares which the defaulting Underwriter or Underwriters have failed to purchase, in the proportion that the percentage set forth opposite the name of each of the remaining Underwriters bears to the aggregate of such percentages; provided, however, that in the event that the percentage of the total number of Offered Shares which one or more of the Underwriters has failed to purchase exceeds 10% of the total number of Offered Shares which the Underwriters have agreed to purchase, the other Underwriters shall have the right, but not the obligation, to purchase severally, on a pro rata basis as between themselves or in such other proportions as they may agree upon, all, but not less than all, of the Offered Shares which would otherwise have been purchased by the Underwriter(s) which fail to purchase. If any non-defaulting Underwriter elects not to exercise such right and no other non-defaulting Underwriter elects to exercise such right so as to assume the entire obligations of the defaulting Underwriters and arrangements satisfactory to Sprott Securities Inc. (on behalf of the Underwriters) and the Corporation for the purchase of such Offered Shares are not made within 48 hours after such default, then (i) each non-defaulting Underwriter shall be entitled, by notice to the Corporation, to terminate, without liability (except under paragraph 10(c), if applicable), its obligation to purchase its original percentage of the Offered Shares and (ii) the Corporation shall have the right to terminate its obligations hereunder without liability on its part except under paragraphs 10(a), 10(c) (if applicable) or 11 hereof in respect of non-defaulting Underwriters.

In any such case either the non-defaulting Underwriter or the Corporation shall have the right to postpone the Closing Time for such period, not exceeding five business days, in order that the required changes, if any, in the Prospectus or in any other documents or arrangements may be effected. Any action taken under this section 14 shall not relieve any defaulting Underwriter from liability in respect of any default by such Underwriter under this agreement.

15. Terms and Conditions

All terms and conditions of this agreement shall be construed as conditions, and any material breach or failure by the Corporation to comply in all material respects with any such terms or conditions shall entitle the Underwriters to terminate their obligations to purchase the Offered Shares by giving written notice to that effect to the Corporation at or prior to the Closing Time. It is understood that the Underwriters may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the Underwriters' rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing. In the event of the termination of the Underwriters' obligations pursuant to this paragraph 15, the Corporation's liability hereunder shall be limited to payment of such of the expenses referred to in paragraph 11 hereof payable by the Corporation as shall previously have been incurred and to any liability which may have arisen or may thereafter arise under paragraphs 10(a) and 10(c).

16. Future Offerings

Except for Common Shares issuable upon the exercise of stock options issued pursuant to the Corporation's stock option plan and the Common Shares issuable upon the due exercise of the common share purchase warrants outstanding as at the date hereof, the Corporation shall not, without the prior written consent of Sprott Securities Inc., on behalf of the Underwriters, such consent not to be unreasonably withheld, issue or sell, agree to issue or sell, or announce any intention to issue or sell, any additional Common Shares or any securities convertible into or exchangeable for Common Shares at any time prior to 90 days after the Closing Date. In addition, the Corporation agrees to use its reasonable best efforts to cause its senior officers and directors to undertake not to sell any Common Shares until after 30 days after the Closing Date.

17. Survival

The representations, warranties, covenants, indemnities and agreements of the Corporation contained herein or delivered pursuant hereto shall survive the purchase by the Underwriters of the Offered Shares and shall continue in full force and effect for a period of three years following the Closing Date notwithstanding any subsequent disposition by the Underwriters of the Offered Shares, and the Underwriters shall be entitled to rely on the representations and warranties of the Corporation contained herein or delivered pursuant hereto notwithstanding any investigation which the Underwriters may undertake or which may be undertaken on the Underwriters' behalf.

18. Notices

Any notice or other communication to be given hereunder shall, in the case of notice to the Corporation, be addressed to NQL Drilling Tools Inc., 1507 - 4th Street, Nisku, Alberta, T9E 7M9, Attention: Dean Livingstone, and, in the case of notice to the Underwriters, be addressed to Sprott Securities Inc., Suite 3450 South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario M5J 2J1, Attention: Jeff Kennedy. Any such notice or other communication shall be in writing, and unless delivered personally to a responsible officer of the addressee, shall be given by courier service or facsimile, and shall be deemed to have been given when actually received.

19. Miscellaneous

(a) Time shall be of the essence of this agreement.

(b) All dollar amounts referred to in this agreement are in Canadian funds.

(c) This agreement shall be governed by and construed in accordance with the laws of the Province of Alberta.

(d) This agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same agreement.

If the foregoing is acceptable to you, please signify such acceptance by executing and returning the enclosed copy of this letter to Sprott Securities Inc., on behalf of the Underwriters. Such acceptance will constitute an agreement for the purchase by the Underwriters and sale by the Corporation of the Offered Shares on the terms set out herein.

Yours truly,

SPROTT SECURITIES INC.

PER: *"W. Jeffrey Kennedy"*

FIRSTENERGY CAPITAL CORP.

PER: *"M. Scott Bratt"*

NATIONAL BANK FINANCIAL INC.

PER: *"L. Trevor Anderson"*

DUNDEE SECURITIES CORPORATION

PER: *"David G. Anderson"*

The foregoing offer is in accordance with our understanding and is accepted by the Corporation as of December 13, 2002.

NQL DRILLING TOOLS INC.

PER: *"Dean Livingstone"*
Dean Livingstone
President and Chief Executive Officer

PER: *"Darren Stevenson"*
Darren Stevenson
Vice President Finance and Chief Financial Officer

SCHEDULE "A"

LIST OF MATERIAL CONTRACTS

1. Documents relating to the bank indebtedness of the Corporation as disclosed in the Financial Statements.
2. Documents relating to the acquisition of Diamond Products International, Inc. as disclosed in the (final) short-form prospectus dated December 13, 2002.

SCHEDULE "B"

RULE 144A RESALES IN THE UNITED STATES

As used in this Schedule B, the following terms have the following meanings:

"Directed Selling Efforts" means directed selling efforts as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the Offered Shares or Optioned Shares, and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Offered Shares;

"Foreign Issuer" means a foreign issuer as that term is defined in Regulation S;

"General Solicitation" and "General Advertising" means "general solicitation" and "general advertising", respectively, as used in Rule 502(c) under the U.S. Securities Act, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising or in other any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act;

"Qualified Institutional Buyer" means a qualified institutional buyer as defined in Rule 144A;

"Regulation D" means Regulation D adopted by the SEC under the U.S. Securities Act;

"Regulation S" means Regulation S adopted by the SEC under the U.S. Securities Act;

"Rule 144A" means Rule 144A adopted by the SEC under the U.S. Securities Act;

"SEC" means the United States Securities and Exchange Commission;

"Substantial U.S. Market Interest" means substantial U.S. market interest as that term is defined in Regulation S;

"United States" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

"U.S. Person" means a U.S. person as that term is defined in Regulation S; and

"U.S. Securities Act" means the United States Securities Act of 1933, as amended.

All other capitalized terms used but not otherwise defined in this Schedule B shall have the meanings assigned to them in the Agreement to which this Schedule B is attached.

Representations and Warranties of the Corporation

1. The Corporation represents, warrants, covenants and agrees to and with the Underwriters that:

   (a) The Corporation is a Foreign Issuer with no Substantial U.S. Market Interest with respect to the Offered Shares and the Optioned Shares.

(b) Except with respect to securities offered and sold to the Underwriters for resale to Qualified Institutional Buyers, neither the Corporation nor any of its affiliates, nor any person acting on its or their behalf, has made or will make (A) any offer to sell, or any solicitation to buy the Offered Shares and/or the Optioned Shares to a U.S. Person or a person in the United States or (B) any sale of the Offered Shares and/or the Optioned Shares, unless, at the time the buy order was or will have been originated, the purchaser is (1) outside the United States or (2) the Corporation, its affiliates and any person acting on its or their behalf reasonably believe that the purchaser is outside the United States.

(c) During the period in which the Offered Shares and/or the Optioned Shares are offered for sale, none of the Corporation, its affiliates or any person acting on its or their behalf has engaged in any Directed Selling Efforts in the United States or has taken or will take any action (A) that would cause the exemption from registration afforded by Rule 144A or the exclusion from registration afforded by Regulation S to be unavailable for offers and sales of the Offered Shares and/or the Optioned Shares offered pursuant to this Agreement or (B) that would constitute a violation of Regulation M under the Exchange Act.

(d) The Offered Shares and the Optioned Shares satisfy the requirements set forth in Rule 144A(d)(3) under the U.S. Securities Act.

(e) So long as any Offered Shares or Optioned Shares which have been sold in the United States in reliance upon Rule 144A are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, the Corporation shall either:

(i) furnish to the SEC all information required to be furnished in accordance with Rule 12g3-2(b) under the U.S. Exchange Act;

(ii) file reports and other information with the SEC under Section 13 or 15(d) of the U.S. Securities Act; or

(iii) in the event it is not exempt from reporting pursuant to Rule 12g3-2(b) nor subject to Section 13 or 15(d) of the U.S. Securities Act, furnish to any holder of the Offered Shares and/or the Optioned Shares and any prospective purchaser of the Offered Shares and/or the Optioned Shares designated by such holder, upon request of such holder, the information required to be delivered pursuant to Rule 144A(d)(4) under the U.S. Securities Act (so long as such requirement is necessary in order to permit holders of the Offered Shares and/or the Optioned Shares to effect resales under Rule 144A).

(f) The Corporation is not an open-end investment company, closed-end investment company, unit investment trust or face-amount certificate company that is or is required to be registered under Section 8 of the United States Investment Company Act of 1940, as amended.

Representations, Warranties and Covenants of the Underwriters

2. Each of the Underwriters represents and warrants to and with the Corporation that:

(a) It acknowledges that the Offered Shares and the Optioned Shares have not been and will not be registered under the U.S. Securities Act and may not be offered or sold within the United States except pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A (and in compliance with exemptions from registration under applicable state law). It has not offered or sold, and will not offer or sell, any of the Offered Shares or Optioned Shares constituting part of its allotment except in an offshore transaction in accordance with Regulation S or within the United States in accordance with Rule 144A (and in compliance with exemptions from registration under applicable state law) as provided in paragraphs 4 and 5

below. Accordingly, neither it or its affiliate(s), nor any persons acting on its or their behalf have engaged or will engage in any Directed Selling Efforts in the United States with respect to the Offered Shares or Optioned Shares.

(b) It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Shares or the Optioned Shares, except with its affiliates, any selling group members or with the prior written consent of the Corporation.

(c) It has not offered or sold and will not offer or sell, any of the Offered Shares or the Optioned Shares except in accordance with all applicable United States state securities laws.

3. The Underwriters shall require each selling group member to agree, for the benefit of the Corporation, to comply with, and shall use their best efforts to ensure that each selling group member complies with, the provisions of clauses 2(a), (b) and (c) above as if such provisions applied to such selling group member.

4. Each of the Underwriters agrees with the Corporation that:

(a) All offers and sales of the Offered Shares and the Optioned Shares in the United States will be effected through Sprott Securities (USA) Inc. in accordance with all applicable U.S. broker-dealer requirements.

(b) Its U.S. affiliate selling Securities in the United States is a Qualified Institutional Buyer.

(c) It will not, either directly or through its U.S. affiliate, solicit offers for, or offer to sell, the Offered Shares or the Optioned Shares in the United States by means of any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

(d) It will solicit, and will cause its U.S. affiliate to solicit, offers for the Offered Shares or the Optioned Shares in the United States only from, and will offer the Offered Shares or the Optioned Shares only to, persons it reasonably believes to be Qualified Institutional Buyers in accordance with Rule 144A. It also agrees that it will solicit offers for the Offered Shares and the Optioned Shares only from, and will offer the Offered Shares and the Optioned Shares only to, persons that in purchasing such Securities will be deemed to have represented and agreed as provided in clauses (f)(i) through (iv) below (to the extent such representations are applicable to the purchaser concerned).

(e) It will inform, and cause its U.S. affiliate to inform, all purchasers of the Offered Shares and the Optioned Shares in the United States that the Offered Shares have not been and will not be registered under the U.S. Securities Act and are being sold to them without registration under the U.S. Securities Act in reliance on Rule 144A.

(f) The private placement memorandum for the offering of the Offered Shares and the Optioned Shares in the United States shall contain disclosure in substantially the form set forth below:

"The Common Shares offered hereby have not been and will not be registered under the U.S. Securities Act and may not be offered or sold within the United States except that Securities may be offered or sold to Qualified Institutional Buyers pursuant to Rule 144A under the U.S. Securities Act. In addition, until 40 days after the commencement of the offering of the Common Shares, an offer or sale of the Common Shares within the United States by any dealer (whether or not participating in the offering) may violate the registration provisions of the U.S. Securities Act."

"Each U.S. purchaser hereof will, by its purchase of such Securities, be deemed to have represented and agreed for the benefit of the Corporation as follows:

(i) it is aware that the Offered Shares and the Optioned Shares have not been and will not be registered under the U.S. Securities Act and the sale contemplated hereby is being made in reliance on Rule 144A to Qualified Institutional Buyers and exemptions from registration under applicable state securities laws;

(ii) it is a Qualified Institutional Buyer and it is acquiring the Offered Shares and/or the Optioned Shares for its own account or for the account of a Qualified Institutional Buyer with respect to which it exercises sole investment discretion;

(iii) it understands that if it decides to offer, sell or otherwise transfer such Securities, such Securities may be offered, sold or otherwise transferred only (A) to the Corporation, (B) outside the United States in accordance with Rule 904 of Regulation S, or (C) inside the United States in accordance with Rule 144A to a person the seller reasonably believes is a Qualified Institutional Buyer that is purchasing for its own account or for the account of a Qualified Institutional Buyer to whom notice is given that the offer, sale or transfer is being made in reliance on Rule 144A or (D) the exemption from registration under the U.S. Securities Act provided by Rule 144, if available; and

(iv) it understands that all certificates representing Offered Shares sold in the United States as part of this offering (as well as all certificates issued in exchange for or in substitution of the Common Shares) will bear a legend to the following effect:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, OR (C) INSIDE THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. A NEW CERTIFICATE, BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY" MAY BE OBTAINED FROM CIBC MELLON TRUST COMPANY UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO CIBC MELLON TRUST COMPANY AND THE CORPORATION, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT;

provided that the Corporation is a "foreign issuer" as such term is defined by Regulation S at the time of sale and any such Offered Shares or Optioned Shares are being sold in accordance with Rule 904 of Regulation S, the legend may be removed by providing a declaration to CIBC Mellon Trust Company, as registrar and transfer agent for the Offered Shares and the Optioned Shares, to the following effect (or as the Corporation may prescribe from time to time):

The undersigned (A) acknowledges that the sale of the _____ Securities, represented by certificate numbers _____, to which this declaration relates is being made in reliance on

Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and (B) certifies that (1) it is not an "affiliate" (as defined in Rule 405 under the U.S. Securities Act) of NQL Drilling Tools Inc., (2) the offer of such Securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (b) the transaction was executed on or through the facilities of the Toronto Stock Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States and (3) neither the seller nor any person acting on its behalf engaged in any directed selling efforts in connection with the offer and sale of such Securities. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act;

provided, further, that, if any such Offered Shares or Optioned Shares are being sold pursuant to Rule 144 under the U.S. Securities Act, the legend may be removed by delivery to CIBC Mellon Trust Company of an opinion of counsel, of recognized standing reasonably satisfactory to the Corporation, to the effect that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws."

5. Each Underwriter agrees that:

(a) It will deliver, through its U.S. affiliate, a copy of each of the preliminary private placement memorandum and final private placement memorandum, including (i) the Canadian preliminary prospectus or final prospectus, as the case may be, relating to the Offered Shares and Optioned Shares and (ii) a U.S. covering memorandum for the U.S. offering to each person in the United States purchasing Securities from it.

(b) It shall cause its U.S. affiliate to agree, for the benefit of the Corporation, to the same provisions as are contained in paragraphs 4 and 5.

(c) At least one business day prior to closing, it shall cause Sprott Securities (USA) Inc. to provide CIBC Mellon Trust Company with a list of all purchasers of the Offered Shares and Optioned Shares in the United States.

(d) At closing, it, together with its U.S. broker-dealer affiliate selling Offered Shares or Optioned Shares in the United States, will provide a certificate, substantially in the form of Exhibit I to this agreement relating to the manner of the offer and sale of the Offered Shares and Optioned Shares in the United States.

RULE 144A PRIVATE PLACEMENT
UNDERWRITERS' CERTIFICATE

EXHIBIT 1

UNDERWRITERS' CERTIFICATE

In connection with the private placement in the United States of the common shares (the "Offered Shares") of NQL Drilling Tools Inc. (the "Corporation"), the undersigned, Sprott Securities Inc., on behalf of the several underwriters (the "Underwriters") referred to in the Underwriting Agreement dated as of December 4, 2002 among the Corporation and the Underwriters (the "Underwriting Agreement"), and Sprott Securities (USA) Inc., do hereby certify that:.

(a) Sprott Securities (USA) Inc. is a duly registered broker or dealer with the United States Securities and Exchange Commission and is a member of, and in good standing with, the National Association of Securities Dealers, Inc. on the date hereof;

(b) each offeree was provided with a copy of the Prospectus dated December •, 2002, (the "Prospectus"), together with the documents incorporated by reference and, together with a U.S. covering memorandum relating to the offering in the United States of the Offered Shares;

(c) immediately prior to our transmitting the Prospectus together with a U.S. covering memorandum relating to the offering in the United States of the Offered Shares to such offerees, we had reasonable grounds to believe and did believe that each offeree was a Qualified Institutional Buyer (as defined in Rule 144A under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act")), and, on the date hereof, we continue to believe that each U.S. person purchasing Offered Shares and/or Optioned Shares from us is a Qualified Institutional Buyer;

(d) no form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Offered Shares and the Optioned Shares in the United States or to U.S. persons; and

(e) the offering of the Offered Shares in the United States has been conducted by us in accordance with the Underwriting Agreement.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

Dated this __________ day of December, 2002.

SPROTT SECURITIES INC.	**SPROTT SECURITIES (USA) INC.**
PER: ______________________________	PER: ______________________________

::ODMA\PCDOCS\DOCS\1383862\3

1.k.ii

03 ... 10 ... 7:21

RIGHTS OFFERING SOLICITATION AGREEMENT

THIS AGREEMENT made as of the 5th day of September, 2003.

BETWEEN:

NQL DRILLING TOOLS INC., a corporation incorporated under the laws of Alberta, with an office located in Nisku, Alberta (hereinafter called the "Corporation").

OF THE FIRST PART

AND

PETERS & CO. LIMITED, a corporation with an office located in Calgary, Alberta (hereinafter called the "Manager"),

OF THE SECOND PART

WHEREAS the Corporation has represented to the Manager that the Corporation is authorized to issue an unlimited number of Class A common shares (the "Shares"), of which an aggregate of 35,494,468 Shares are currently issued and outstanding as fully paid and non-assessable and 1,066,663 Shares are reserved for issuance pursuant to currently outstanding stock options granted under the Corporation's incentive stock option plan and 189,535 Shares are reserved for issuance pursuant to outstanding warrants, and there are no other shares outstanding;

AND WHEREAS the Corporation proposes to raise funds for the purposes described in the Circular (as hereinafter defined) and proposes to offer the Rights (as hereinafter defined) to the eligible holders of record of its issued and outstanding Shares entitling them to subscribe for authorized and unissued Shares on the exercise of the Rights;

AND WHEREAS the Corporation agrees that it will offer the Rights as soon as reasonably practicable to the eligible holders of record of its issued and outstanding Shares at the close of business on September 17, 2003, entitling such holders to subscribe for up to an aggregate of 7,098,894 Shares (subject to any increase in the number of Shares resulting from the exercise of options or warrants prior to the Record Date);

NOW THEREFORE in consideration of the mutual covenants herein contained, and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by each of the parties hereto), the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this agreement, unless something in the subject matter is inconsistent therewith:

"Business Day" means every day other than a Saturday, Sunday or statutory holiday in Calgary, Alberta;

"CanFund Loan Agreement" means the loan agreement made as of July 31, 2003 between the Corporation and CanFund VE Investors II, L.P., together with the security and other documentation provided thereunder;

"Circular" means the rights offering circular of the Corporation dated September 5, 2003, relating to the Rights offered to eligible holders of Shares, with such additions and modifications thereto or deletions therefrom as may be approved by the Corporation and the Manager;

"Exchange" means the Toronto Stock Exchange;

"Expiry Time" means 4:00 p.m. (Calgary time) on October 14, 2003, being the date on which the Rights shall expire and become null and void;

"Financial Statements" means the audited consolidated financial statements of the Corporation for the 12 months ended December 31, 2002 and 2001 (as restated in 2003); the unaudited consolidated financial statements for the three month period ended March 31, 2003; and the unaudited consolidated financial statements for the six month period ended June 30, 2003;

"Information Circular" means the information circular of the Corporation dated August 1, 2003 in connection with the special meeting of the shareholders of the Corporation held on September 2, 2003;

"Loan Extension Agreement" means the loan extension agreement among the Corporation, certain of its Subsidiaries and certain lenders of the Corporation effective June 30, 2003;

"material change", **"material fact"**, **"misrepresentation"** shall have the meanings ascribed thereto under the Securities Laws and **"distribution"** means distribution and distribution to the public, as the case may be, as defined under the Securities Laws;

"Material Subsidiary" means any Subsidiary, the total assets of which constituted more then 5% of the consolidated assets of the Corporation (after consolidation) as at December 31, 2002, or the total revenues of which constituted more than 5% of the consolidated revenues of the Corporation (after consolidation) for the year ended December 31, 2002;

"Public Record" means all information filed with the Securities Commissions or with the securities regulatory authorities in any other province of Canada;

"Qualifying Jurisdictions" Any of the provinces or territories of Canada, those states in the United States where an exemption from the applicable state securities laws is immediately available and identified as such in the Circular or in such other jurisdictions outside of Canada and the United States where it is not unlawful to do so provided that residents of such jurisdictions provide evidence satisfactory to the Corporation that it is not unlawful for them to participate in the Rights Offering;

"Record Date" means September 17, 2003;

"Rights Certificate" means the certificate evidencing Rights;

"Rights" means the transferable rights to be offered by the Corporation to the eligible holders of record of its issued and outstanding Shares at the close of business on the Record Date, to subscribe for Shares of the Corporation, each such holder of record on the Record Date being entitled to receive one Right for each Share held and each five (5) Rights entitling the holder thereof to subscribe for one Share at the cash subscription price of $3.15 per Share, which rights expire at the Expiry Time;

"Rights Offering" means the offering of Rights in accordance with the Circular and as contemplated in this agreement;

"Securities Commissions" means, collectively, the securities commissions in each of the Qualifying Jurisdictions;

"Securities Laws" means the applicable securities laws (including statutes and regulations and policies thereunder) of each of the Qualifying Jurisdictions and the by-laws, rules and policies of the Exchange;

"Shares" means the Class "A" common shares in the capital of the Corporation as constituted on the date hereof;

"Soliciting Dealer Group" means the group of dealers formed pursuant to, and for the purposes described in, section 2.2;

"Subsidiaries" means a subsidiary of the Corporation within the meaning of the *Business Corporations Act* (Alberta); and

"Subscription Agent" means CIBC Mellon Trust Company at its offices as set forth in the Circular.

1.2 Headings, etc.

The division of this agreement into articles, sections, paragraphs and clauses and the provision of headings are for the convenience of reference only and shall not affect the construction or interpretation of this agreement. The terms "this agreement", "hereof", "hereunder" and similar expressions refer to this agreement as a whole and not to any particular article, section, paragraph, clause or other portion hereof and include any agreement or instrument supplemental or ancillary hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to articles, sections, paragraphs or clauses are to articles, sections, paragraphs or clauses of this agreement.

1.3 Plurality and Gender

Words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa and words importing persons shall include individuals, partnerships, trusts, corporations, governments and governmental authorities and vice versa.

1.4 Currency

Unless otherwise specifically stated, all references to dollars and cents in this agreement are to the lawful currency of Canada.

1.5 Governing Law

This agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the province of Alberta and the federal laws of Canada applicable therein.

1.6 Severability

If any provision of this agreement is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full force and effect. The parties hereto agree to negotiate in good faith to agree to a substitute provision which shall be as close as possible to the intention of any invalid or unenforceable provision as may be valid or enforceable. The invalidity or unenforceability of any provision in any particular jurisdiction shall not affect its validity or enforceability in any other jurisdiction where it is valid or enforceable.

1.7 Statutes

Any reference to a statute shall include and shall be deemed to be a reference to such statute and to the regulations and policies made pursuant thereto, with all amendments made thereto and in force from time to time, and to any statute or regulation that may be passed which has the effect of supplementing or superseding the statute so referred to or the regulation made pursuant thereto.

ARTICLE 2
APPOINTMENT AS AGENT

2.1 Appointment

The Corporation hereby appoints the Manager as its sole and exclusive fiscal agent in connection with the offering of the Rights and the exercise thereof. The Manager shall be entitled in connection with the services provided hereunder to retain as sub-agents other registered securities dealers.

2.2 Solicitation

Subject to compliance with the Securities Laws, any other applicable legal and regulatory requirements and the terms hereof, the Manager may, in its own discretion, maintain, during the period of trading of the Rights, a market for the purchase and sale of Rights and agrees to use its best efforts to endeavor to obtain the exercise of Rights in the Qualifying Jurisdictions and for these purposes to form and manage a Soliciting Dealer Group, which shall include the Manager and otherwise consist of members of the Investment Dealers Association of Canada and of any stock exchange in Canada who agree to participate in such group. Members of the Investment Dealers Association of Canada and any stock exchange in Canada will be invited to join the Soliciting Dealer Group.

2.3 Fees

The Corporation shall pay to the Manager:

a. a soliciting dealer manager fee calculated on a percentage basis of 1.5% of the gross proceeds received by the Corporation under the Rights Offering, subject to a maximum fee payable of $330,000, payable at the Expiry Time; and

b. all fees and expenses related to the Rights Offering shall be borne by the Corporation, including fees and disbursements of legal counsel to the Manager and the Manager's "out-of-pocket" expenses (in total up to a maximum of $5,000 plus GST), expenses of advertising, costs of printing / reproduction, filing fees with securities commissions and stock exchanges and all other matters.

The Corporation shall also pay a fee of $0.02 for each Share for which a subscription is procured by a member of the Soliciting Dealer Group (including the Manager) whose name appears in the space provided on the Rights Certificate or is otherwise noted in the subscription form for Shares issued pursuant to the exercise of Rights, payable by the Corporation to such member through the Subscription Agent (who shall be responsible for administering any and all payments to members of the Soliciting Dealer Group), promptly after the Expiry Time and determination of Shares to be issued pursuant to the Additional Subscription Privilege (as defined in the Circular), subject to a minimum fee of $75.00 and a maximum fee of $1,500.00 in respect of Rights exercised by, on behalf of, or for the account of each beneficial owner; provided that no fee shall be payable by the Corporation in respect of Rights exercised by or Shares acquired by: (i) directors and officers of the Corporation; (ii) Lime Rock Partners II, L.P.; (iii) CanFund VE Investors II, L.P.; or (iv) for any Rights exercised by a resident of the United States. No Solicitation Fee is payable for the exercise of Rights for less than 3,000 Common Shares by or on behalf of, or for the account of any beneficial holder.

All or part of the amounts payable pursuant to this letter may be subject to Goods and Services Tax ("GST"). Where GST is applicable, an additional amount equal to the amount of GST owing will be charged to and paid by the Corporation.

2.4 Sales of Rights

The Corporation shall instruct the Subscription Agent to utilize the services of the Manager in order to effect any sales of the Rights which are requested by holders completing Form • on the Rights Certificate or to effect any other sales of Rights in accordance with the Circular.

2.5 Compliance with Law

The Manager agrees to perform its obligations herein in accordance with usual trade practices and in compliance with all applicable law.

ARTICLE 3
CERTAIN COVENANTS OF THE CORPORATION

3.1 Compliance with Law

The Corporation shall, as soon as practicable, file all documents required to be filed and take all proceedings required to be taken under the Securities Laws to enable the Rights to be offered pursuant to the Circular in each of the Qualifying Jurisdictions. Such requirements shall include, without limitation, the preparation of and filing of the Circular with the Securities Commissions in each of the Qualifying Jurisdictions in Canada. The Corporation shall use its best efforts to cause each of the Securities Commissions in Canada to advise that they do not object to the Rights Offering such that it may proceed in accordance with Securities Laws without the filing of a prospectus in the Qualifying Jurisdictions. It is also understood that the Corporation will not be required to obtain exemption orders from any Canadian securities regulator in order to facilitate the Rights Offering.

3.2 Listing

The Corporation shall take all steps, acts and proceedings that are necessary to have the Rights traded through the facilities of the Exchange in accordance with the by-laws and rules thereof and to list the Shares issuable pursuant to the exercise of the Rights on the Exchange.

3.3 Subscription Information

The Corporation shall advise or cause the Subscription Agent to advise the Manager of subscriptions received by the Subscription Agent, as subscription agent for the Rights Offering, at least on a daily basis for each day prior to the Expiry Time commencing five Business Days prior thereto, and as often as may be reasonably requested by the Manager during the 24 hours prior to the Expiry Time.

3.4 Expenses

Whether or not the Rights Offering proceeds or is completed, the Corporation shall pay all costs, expenses and fees relating to the Rights Offering including, without limiting the generality of the foregoing, the costs of preparation, printing and mailing of the Circular, the preparation and filing of all required documents with all requisite regulatory bodies, printing of Rights Certificates, stock exchange fees and the fees, charges and disbursements of the Corporation's accountants, engineers and the fees and disbursements of legal counsel to the Manager and the Manager's "out-of-pocket" expenses (in total up to a maximum of $5,000 plus GST). In addition, subject to the Corporation's prior approval of the form and cost of such advertising, the Corporation shall pay all advertising expenses incurred by the Manager.

3.5 Due Diligence

The Corporation agrees to provide the Manager and its advisors with access to such information and directors, officers, employees and advisors of the Corporation as the Manager may reasonably

request in order to permit the Manager to complete a due diligence review of the Corporation and its business, operations, properties and assets.

3.6 Shareholder List

The Corporation shall, as soon as practicable after the Record Date, provide to the Manager a list of the holders of record of Shares current as at the Record Date, as well as a breakdown setting forth the number of beneficial shareholders and their holdings by province and country.

3.7 Notice of Changes

The Corporation shall promptly inform the Manager in writing of the full particulars of any material change (actual, anticipated, proposed or prospective, financial or otherwise) in the assets, liabilities (contingent or otherwise), business, affairs, operations, financial condition or capital of the Corporation or of any change in any material fact contained or referred to in the Circular, or any amendment thereto, which is, or may be, of a nature as to render any of the Circular or related offering material untrue, false or misleading in a material respect or will result in a misrepresentation therein.

3.8 Notice of Certain Communications

The Corporation shall immediately notify the Manager in writing of any demand, request or inquiry by any securities regulatory authority or other governmental or regulatory body concerning any matter relating to the Corporation, the Rights Offering or any other matter contemplated by this agreement and of the issuance, or threatened issuance, by any such authority of any cease trading or similar order or ruling relating to any securities of the Corporation, any such notice to contain reasonable details of a demand, request, inquiry, order or ruling. The Corporation shall also promptly deliver to the Manager or its counsel copies of all correspondence which may be sent to, or received from, any securities regulatory authority or other governmental or regulatory body by or on behalf of the Corporation which in any way relates to the Rights Offering or the matters contemplated by this agreement.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE CORPORATION

4.1 Representations and Warranties

The Corporation represents and warrants to the Manager, and acknowledges that the Manager is relying thereon in entering into this agreement and in connection with the performance of its duties under the Rights Offering, that:

a. the Corporation and each Material Subsidiary have been duly incorporated or amalgamated and organized and are validly existing and in good standing under the laws of their respective jurisdictions of incorporation and have all requisite corporate power and authority to carry on their businesses as now conducted by themand are duly qualified to carry on business in each jurisdiction in which the nature of their business or the property or assets owned or leased by them makes such qualification necessary except where the failure to be so qualified would not have a material adverse affect on the Corporation or the applicable Material Subsidiary;

b. the Corporation and each Material Subsidiary are conducting their businesses in compliance in all material respects with all applicable laws, rules and regulations of each jurisdiction in which any material portion of their businesses are carried on and hold all material licences, registrations and qualifications in all jurisdictions in which they carry on any material portion of their businesses which are necessary to carry on such businesses;

c. the authorized capital of the Corporation consists of an unlimited number of Shares and an unlimited number of Class "B" non-voting common shares of which • Shares are validly issued and outstanding as fully paid and non-assessable as at the date hereof;

d. other than: (i) options to acquire an aggregate of • Shares held by officers, directors and employees of the Corporation pursuant to the Corporation's share option plan; (ii) share purchase warrants ("Warrants") as set out in note 15 to the Corporation's consolidated financial statements for the year ended December 31, 2002; and (iii) the issuance of Shares contemplated by the private placement to CanFund VE Investors II, L.P., the private placement to Lime Rock Partners II, L.P. and the Rights Offering, no person has any agreement, warrant, option, right or privilege (including, without limitation, whether by law, pre-emptive right, contract or otherwise) to purchase, subscribe for, convert into, exchange for or otherwise require the issuance of any of the unissued shares in the capital of the Corporation;

e. except as set forth in the renewal annual information form of the Corporation for the year ended December 31, 2002, dated May 20, 2003, the Corporation is the direct or indirect beneficial owner of all of the outstanding shares of each of the Material Subsidiaries and no person, firm, corporation or other entity, holds any securities convertible or exchangeable into securities of any of the Material Subsidiaries or now has any agreement, warrant, option, right or privilege, (whether pre-emptive or contractual) being or capable of becoming an agreement for the purchase, subscription or issuance of any issued or unissued shares, securities (including convertible securities) or warrants of any of the Material Subsidiaries;

f. the Corporation has all requisite corporate power and authority to issue the Rights and to issue the Shares upon exercise of the Rights and the Rights will be duly and validly created, authorized and issued in accordance with the terms of the Circular and, on or prior to the Record Date, the Shares issuable on exercise of the Rights will be duly and validly authorized, allotted and reserved for issuance and, upon such exercise, will be validly issued as fully paid and non-assessable;

g. since December 31, 2002, except as disclosed in the Public Record or permitted by the CanFund Loan Agreement or the Loan Extension Agreement (including the "Credit Agreement" defined therein), the Corporation and each of its Material Subsidiaries has:

   (i) not sold, transferred or otherwise disposed of, or created, assumed or permitted any encumbrance on or in respect of, its property or assets or any part thereof other than in respect of the CanFund Loan Agreement and the Loan Extension Agreement;

   (ii) not incurred, assumed or become subject to any liability except in the ordinary course of business;

   (iii) not amended its articles, by-laws or other governing documents;

   (iv) conducted its business in all material respects in the ordinary course;

   (v) other than the issuance of the Warrants or the grant of options pursuant to the Corporation's stock option plan (or the issuance of Shares on exercise thereof), not issued, sold, redeemed or purchased, nor agreed to issue, sell, redeem or purchase, any of its securities nor declared, authorized or paid any dividend or made any other distribution to any shareholder of the Corporation;

   (vi) not cancelled or released any debts or claims or waived or surrendered any right which, in the aggregate, are material;

(vii) other than the grant of options pursuant to the Corporation's stock option plan, or the issuance of Shares on exercise thereof, the grant of stock appreciation rights by the Corporation, as disclosed in the Information Circular, and the entering into of certain employment amending agreements disclosed to the Manager prior to the date hereof, not made any payment whatsoever to, nor entered into any agreement with, any person not dealing at arm's length with the Corporation;

(viii) other than as disclosed in the Public Record or the Loan Extension Agreement, not suffered any material adverse change in its business, operations, capital or condition (financial or otherwise) or results of operations or prospects of the Corporation that has not been disclosed in the Public Record; and

(ix) not made any change in its accounting principles and practices as theretofore applied including, without limitation, the basis upon which its assets and liabilities are recorded on its books and its earnings, profits and losses are ascertained;

h. except for actions listed in the attached Schedule "A", there is no action, proceeding or investigation (whether or not purportedly by or on behalf of the Corporation or the Material Subsidiaries) pending or, to the knowledge of the Corporation, threatened against or affecting the Corporation or any Material Subsidiaries, at law or in equity, or before or by any federal, provincial, municipal or other governmental department, commission, board or agency, domestic or foreign, which in any way materially adversely or may materially adversely affect the business, operations or condition (financial or otherwise) of the Corporation or the Material Subsidiaries (taken as a whole) or their respective property or assets (taken as a whole) or which affects or may affect the validity of the issuance, as fully paid and non-assessable, of the Shares offered pursuant to the Rights;

i. the Corporation and the Material Subsidiaries are not in default or breach of, and the execution and delivery of this agreement by the Corporation, the performance and compliance with the terms of this agreement, the issuance of the Rights and the issuance of the Shares on exercise of the Rights, will not result in any breach of, or be in conflict with or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under, any term or provision of the articles, by-laws or other constating documents of the Corporation or the Material Subsidiaries, any resolutions of the shareholders or directors of the Corporation or the Material Subsidiaries, or any material mortgage, note, indenture, contract, agreement, instrument, lease or other material document to which the Corporation or the Material Subsidiaries are parties or by which they are bound or any judgment, decree, order, statute, rule or regulation applicable to the Corporation or the Material Subsidiaries, which would materially adversely affect the business, operations or condition (financial or otherwise) of the Corporation or the Material Subsidiaries (taken as a whole) or their respective properties or assets (taken as a whole);

j. the Corporation has all requisite corporate power and authority to enter into this agreement and to perform its obligations set out herein, and this agreement has been duly authorized, executed and delivered by the Corporation and is a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms, subject to laws relating to creditors' rights generally and except as rights to indemnity may be limited by applicable laws;

k. the Corporation is a "reporting issuer", or its equivalent, under the Securities Laws of the provinces of British Columbia, Alberta, Manitoba, Ontario, Quebec and Nova Scotia and has been such, or is, or will be prior to the Record Date, deemed to have been such, for at least the prior 12 months in such jurisdiction and is not in default of any requirements of the Securities Laws of such jurisdiction;

l. the Financial Statements forming part of the Public Record fairly present, in all material respects and in accordance with generally accepted accounting principles in Canada applied on a basis consistent with that of prior periods (other than as a result of the restatement of the Financial Statements), the financial position and condition of the Corporation and the Subsidiaries on a consolidated basis as at the respective dates thereof and the results of the operations of the Corporation and the Subsidiaries on a consolidated basis for the periods then ended and reflect all material liabilities of the Corporation and the Subsidiaries on a consolidated basis as at the dates thereof;

m. the information and statements set forth in the Public Record, as they relate to the Corporation, were true, correct, and complete and did not contain any misrepresentation, as of the respective dates of such information or statements, and the Corporation has not filed any confidential material change reports still maintained on a confidential basis;

n. CIBC Mellon Trust Company has been duly appointed registrar and transfer agent of the Shares and has been appointed the subscription agent for the Rights;

o. neither the Securities Commissions, other securities commissions or similar regulatory authorities, the Exchange or any other exchanges in Canada has issued any order which is currently outstanding ceasing, halting, suspending or preventing other trading in any securities of the Corporation, no such proceeding is, to the knowledge of the Corporation, pending, contemplated or threatened and the Corporation is not in default of any requirement of Securities Laws; and

p. the issued and outstanding Shares are listed and posted for trading on the Exchange.

4.2 Representation by Delivery of Circular

The delivery by the Corporation to the Manager of the Circular shall constitute the Corporation's representation and warranty to the Manager that, at the respective times of delivery, the information and statements contained therein are true and correct in all material respects, contain no misrepresentation and that no material facts have been omitted therefrom that are necessary to be stated in order for statements therein not to be misleading under the circumstances in which they were made. Such delivery shall also constitute the Corporation's consent to the use of the Circular by the Manager and the Soliciting Dealer Group for the purpose of soliciting the exercise of the Rights.

4.3 Survival of Representations

All representations and warranties of the Corporation contained herein or contained in any document submitted pursuant to this agreement or in connection with the Rights Offering shall survive the issuance of the Rights and the purchase of Shares by persons who exercise Rights and, notwithstanding any investigation, inquiry or other steps which may be taken by or on behalf of the Manager, shall continue in full force and effect for a period of one year following the Expiry Time.

ARTICLE 5
CONDITIONS OF THE MANAGER'S OBLIGATIONS

5.1 Conditions

The obligation of the Manager to perform its duties and obligations under this agreement shall be subject to the accuracy of the representations and warranties of the Corporation herein as of the date hereof and as of the Record Date and the Expiry Time and to the following additional conditions:

a. on or before September 5, 2003 (or such later date as the Manager and the Corporation may jointly approve in writing), the Corporation shall take or cause to be taken all steps or

proceedings (including the filing of the Circular but not including obtaining any discretionary orders or rulings) that may be requisite under the Securities Laws so that the distribution of the Rights in the Qualifying Jurisdictions and the issuance of the Shares on exercise of the Rights are exempt from the prospectus requirements of the Securities Laws and so that, in respect of the Qualifying Jurisdictions, a prospectus is not required in respect of the first trade in the Rights or the Shares issued pursuant to the exercise of Rights by residents of such province;

b. the Corporation shall deliver to the Manager at the Record Date and the Expiry Time a certificate signed by the President of the Corporation under its corporate seal, dated as of each of the Record Date and the Expiry Time and addressed to the Manager, to the effect that:

   i. the representations and warranties of the Corporation contained in this agreement or any certificate or document delivered by the Corporation pursuant hereto or thereto are true and correct on and as of each of the Record Date and the Expiry Time, with the same force and effect as if such representations and warranties had been made on and as of each such dates;

   ii. no order ceasing or suspending trading in any securities of the Corporation or prohibiting the issue of the Rights or the Shares on the exercise of the Rights has been issued and no proceedings for such purpose are, to the knowledge of such officer, pending or threatened;

   iii. the Corporation has complied with and satisfied all terms and conditions of this agreement on its part to be complied with or satisfied on or prior to such date and the Corporation is not in default of any provisions of this agreement; and

   iv. there has been no material change to the affairs of the Corporation or the Subsidiaries not already publicly disclosed which requires disclosure under the Securities Laws;

c. at the Record Date, the Rights shall have been posted for trading on the Exchange and the Shares issuable pursuant to the Rights shall have been listed on the Exchange; and

d. at the Expiry Time, Fraser Milner Casgrain LLP shall have delivered to the Manager an opinion with respect to the issuance of the Rights and the Shares in a form that Fraser Milner Casgrain LLP and counsel for the Manager agree on, acting reasonably.

5.2 Termination

The Manager shall be entitled, at its option, to terminate and cancel, without any liability on its part, its obligations under this agreement, by giving written notice to the Corporation at any time prior to the Expiry Time if:

a. any order to cease or suspend trading in any securities of the Corporation, or prohibiting or restricting the distribution of the Rights or the Shares issuable on the exercise of the Rights, is made, or proceedings are commenced or threatened for the making of any such order, by any securities commission or similar regulatory authority, the Exchange or by any other competent authority, which has not been rescinded, revoked or withdrawn;

b. any inquiry, investigation (whether formal or informal) or other proceeding in relation to the Corporation or any of its directors or senior officers is announced, commenced or threatened by any securities commission or similar regulatory authority, the Exchange or by any other competent authority if, in the reasonable opinion of the Manager, the announcement or threatening thereof materially adversely affects the trading or distribution of the Rights or the Shares issuable on exercise of the Rights;

c. there shall have occurred, in the sole discretion of the Manager, any material adverse change (actual, anticipated or threatened) in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or ownership of the Corporation or its subsidiaries or in any material fact contained in the Circular which, in the reasonable opinion of the Manager, may have an adverse effect on the market price or value of the Shares or the Rights or the exercise thereof or would make it impracticable to solicit or to recommend the exercise thereof;

d. there should develop, occur or come into effect any event, action, state, condition, or any occurrence of national or international consequence, or any action, government law or regulation, inquiry, or other occurrence of any nature whatsoever which, in the reasonable opinion of the Manager, seriously affects, or may seriously affect, the Canadian financial markets or the business, operations or affairs of the Corporation; or

e. if the Corporation breaches, defaults or fails to comply with any representation, warranty, term, condition or covenant of this agreement.

The provisions of subsection 2.3, Section 3.4 and Article 6 shall survive the termination of this agreement.

ARTICLE 6
INDEMNIFICATION AND CONTRIBUTION

6.1 Indemnity

The Corporation shall indemnify and hold harmless each of the Manager, the Soliciting Dealer Group, and each of the respective affiliates, officers, directors, partners, employees or agents of the Manager or the Soliciting Dealer Group (each, an **"Indemnified Person"**) against any losses, claims, costs, damages, fines, penalties, liabilities or expenses of any nature whatsoever to which any such Indemnified Person may become subject, suffer or incur, insofar as such losses, claims, costs, damages, fines, penalties, liabilities or expenses (or action or investigation in respect thereof) arise out of, are caused by, or relate, directly or indirectly, to:

a. any information or statement contained in the Public Record or the Circular (other than any information or statement relating solely to the Manager and furnished to the Corporation by the Manager expressly for inclusion in the Public Record or the Circular) which is untrue or any omission to provide any information or state any fact the omission of which makes any such information or statement untrue or misleading in light of the circumstances in which it was made;

b. any misrepresentation (except a misrepresentation which is based upon information relating solely to the Manager and furnished to the Corporation by the Manager expressly for inclusion in the Public Record or the Circular) contained in the Public Record or the Circular;

c. any prohibition or restriction of trading in the securities of the Corporation or any prohibition or restriction affecting the distribution of the Rights or the distribution of the Shares upon exercise of Rights imposed by any competent authority if such prohibition or restriction is based on any misrepresentation of a kind referred to in subparagraph (b) above;

d. any order made or any inquiry, investigation (whether formal or informal) or other proceeding commenced or threatened by any one or more competent authorities (not based solely upon the activities or the alleged activities of the Manager) relating to or materially affecting the trading or distribution of the Rights or the trading or distribution of the Shares upon exercise of Rights; or

e. any breach of, default under or non-compliance by the Corporation with any representation, warranty, term or condition of this agreement.

The Corporation agrees to reimburse such Indemnified Person for any legal or other expenses reasonably incurred by such Indemnified Person in connection with investigating or defending against any such loss, claim, cost, damage, fine, penalty, liability or expense of any nature whatsoever, or action or investigation, as such expenses are incurred.

The Corporation hereby waives its right to recover contribution from the Manager with respect to any liability of the Corporation by reason of or arising out of any misrepresentation in the Public Record or the Circular provided, however, that such waiver shall not apply in respect of liability caused or incurred by reason of or arising out of any misrepresentation which is based upon information relating solely to the Manager contained in such document and furnished to the Corporation by the Manager expressly for inclusion in such documents.

6.2 Contribution

If the indemnification provided for in section 6.1 is unavailable or insufficient to hold harmless an Indemnified Person under such section (other than to the extent resulting from the exceptions provided for therein), then the Corporation shall contribute to the amount paid or payable by such Indemnified Person as a result of the losses, claims, costs, damages or liabilities referred to in section 6.1:

a. in such proportion as is appropriate to reflect the relative benefits received by the Corporation on the one hand and the Manager on the other hand from the issuance, distribution and exercise of the Rights and the issue of the Shares upon such exercise; or

b. if the allocation provided by the foregoing clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in the foregoing clause (i) but also the relative fault of the Corporation on the one hand and the Manager on the other in connection with the statements, omissions or other matters which resulted in such losses, claims, costs, damages, fines, penalties, liabilities or expenses as well as any other relevant equitable considerations.

The relative benefits received by the Corporation on the one hand and the Manager on the other shall be deemed to be in the same proportion as the sum of the aggregate subscription price paid to or for the benefit of the Corporation upon exercise of Rights, before deducting expenses, bears to the total amount of fees paid to the Manager pursuant to subsection 2.3. The parties' relative fault shall be determined by reference to, among other things, whether any statement of a material fact or any omission to state a material fact relates to information supplied by the Corporation on the one hand or the Manager on the other and the parties' relevant intent, knowledge, access to information and opportunity to correct or prevent any such untrue statement or omission. The amount paid by an Indemnified Person as a result of the losses, claims, costs, damages, fines, penalties, liabilities or expenses of any nature whatsoever referred to in the first sentence of this section 6.2 shall be deemed to include any legal or other expenses reasonably incurred by such Indemnified Person in connection with investigating or defending any action or claim which is the subject of this section 6.2. No person guilty of fraudulent misrepresentation shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. In no event shall the amount of the Manager's liability or obligation in connection with this agreement exceed the amount of the fees actually received by the Manager hereunder.

6.3 Investigations

If any legal proceedings shall be instituted against the Corporation or if any regulatory authority or stock exchange shall carry out an investigation of the Corporation and, in either case, the Manager is required to testify, or respond to procedures designed to discover information, in connection with or by reason of the services performed by the Manager hereunder, the Manager may employ its own legal counsel and the Corporation shall pay and reimburse the Manager for the reasonable fees, charges and disbursements (on and as between a solicitor and his own client basis) of such legal counsel, the other expenses reasonably incurred by the Manager in connection with such proceedings or investigation and a

fee at the normal per diem rate for any director, officer or employee of the Manager involved in the preparation for or attendance at such proceedings or investigation.

6.4 Other Liability

The obligations of the Corporation under this Article 6 shall be in addition to any liability which the Corporation may otherwise have to any Indemnified Person or otherwise.

ARTICLE 7
NOTICE

7.1 Notice

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be addressed as follows:

a. in the case of the Corporation to:

NQL Drilling Tools Inc.
1507-4th Street
Nisku, Alberta
T9E 7M9

Attention: Mr. Dean Livingstone
President and Chief Executive Officer

Facsimile No.: (780) 955-8828

b. in the case of the Manager to:

Peters & Co. Limited
3900 Bankers Hall West
888 Third Street SW
Calgary, Alberta
T2P 5C5

Attention: Mr. Christopher S. Potter
Managing Director, Corporate Finance

Facsimile No.: (403) 261-7570

Any such notice or other communication may be given by facsimile or delivery, and shall be deemed to have been given twelve (12) hours after being faxed or upon receipt by a responsible officer of the addressee upon delivery.

ARTICLE 8
MISCELLANEOUS

8.1 Press Releases

Except as required by law or the Exchange, neither of the parties hereto shall issue any press release or public announcement relating to the matters provided for herein without the approval of the other party hereto, which approval shall not be unreasonably withheld.

8.2 Further Assurances

Each party hereto agrees to do all such things and take all such actions as may be necessary or desirable to give full force and effect to the matters contemplated by this agreement.

8.3 Assignment

This agreement may not be assigned by either party hereto without the prior written consent of the other party hereto.

8.4 Enurement

This agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

8.5 Waiver

Failure by either party hereto to insist in any one or more instances upon the strict performance of any one of the covenants or rights contained herein shall not be construed as a waiver or relinquishment of such covenant. No waiver by either party hereto of any such covenant or right shall be deemed to have been made unless expressed in writing and signed by the waiving party.

8.6 Amendments

No term or provision hereof may be changed, discharged or terminated except by an instrument in writing signed by the party against which the enforcement of the change, discharge or termination is sought.

8.7 Time

Time shall be of the essence of this agreement.

8.8 Counterpart Execution

This agreement may be executed in one or more counterparts and delivered by facsimile, each of which when so executed shall constitute an original and all of which together shall constitute one and the same agreement.

IN WITNESS WHEREOF the parties hereto have caused this agreement to be duly executed and delivered by their authorized officers as of the date first written above.

NQL DRILLING TOOLS INC.

Per: "*Dean Livingstone*"

"*Kevin L. Nugent*"

PETERS & CO. LIMITED

Per: "*Christopher S. Potter*"

<u>SCHEDULE "A"</u>

LITIGATIONS

1. Wenzel Downhole Tools Ltd. et al v. NQL Drilling Tools Inc. et al (Federal Court Action #T-760-98).
2. *Wenzel Downhole Tolls Ltd. et al* v. *NQL Drilling Tools Inc. et al* (Court of Queen's Bench Action #9903-23596).
3. *B.W,O.C., Inc.* v. *Strata Directional Technology, Inc.*
4. *Bayshore Operating Company* v. *Black Max et al.*
5. *Elkins* v. *Black Max.*
6. *McLaughlin* v. *Black Max.*
7. *Hansen* v. *Diamond Products International, Inc.*

1.1.

NQL DRILLING TOOLS inc.
1507 - 4th Street, Nisku, Alberta, Canada T9E 7M9
Tel: (780) 955-8828 Fax: (780) 955-3309
E-mail: blackmax@nql.com
website: http://www.nql.com

NQL DRILLING TOOLS INC.

(the "Corporation")

NOTICE OF CHANGE OF AUDITORS

To: The Toronto Stock Exchange
Deloitte Touche LLP
Collins Barrow

Date: May 1, 2002

Pursuant to National Policy #31, the Corporation hereby provides notice of a change of auditors as follows:

1. Collins Barrow, Chartered Accountants, of Edmonton, Alberta, resigned as the Corporation's Auditors and the Corporation proposes to appoint Deloitte Touche LLP, Chartered Accountants of Edmonton, Alberta, as the successor auditor. The change of auditors is to be effective June 12, 2002, and will be submitted for approval at the next shareholders' meeting.

2. There have been no qualified opinions or denials of opinion or reservations in opinions by Collins Barrow in the auditor's report of the two most recently completed fiscal years or any period subsequent to the most recently completed fiscal period for which an auditor's report was issued.

3. The Corporation is of the opinion that there were no "reportable events" as defined by National Policy #31, which occurred in connection with the audit of the two most recently completed fiscal years or any period subsequent to the most recently completed fiscal period for which an auditor's report was issued.

4. The Reporting Package, which includes this Notice, and the response letters from the former auditors, Collins Barrow, and the successor auditors Deloitte Touche LLP, has been considered and approved by the Corporation's Board of Directors.

NQL Drilling Tools Inc.

Per:

Darren Stevenson
VP Finance & Chief Financial Officer

NQL is listed on the Toronto Stock Exchange (NQL.A).

Collins Barrow
Chartered Accountants

1550 AT&T Canada Tower
10250 - 101 Street N.W.
Edmonton, Alberta
T5J 3P4

T. 780.428.1522
F. 780.425.8189
email: edmonton@collinsbarrow.com

May 3, 2002

Alberta Securities Commission
British Columbia Securities Commission
The Toronto Stock Exchange
Quebec Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission

Dear Sirs:

Re: NQL Drilling Tools Inc.

We have read the Notice of Change of Auditors pursuant to National Policy #31 prepared by the above noted company, and agree with the information contained in the Notice.

Yours very truly,

COLLINS BARROW

Wayne Schmidt

Wayne V. Schmidt

WVS:dy

Deloitte & Touche LLP
2000 ManuLife Place
10180 101 Street
Edmonton Alberta T5J 4E4

Tel: (780) 421-3611
Fax: (780) 421-3782
www.deloitte.ca

Deloitte & Touche

May 1, 2002

Alberta Securities Commission
20th Floor Telus Plaza North Tower
10026 Jasper Avenue
Edmonton AB T5J 3Z5

British Columbia Securities Commission
9th Floor 701 West Georgia Street
Vancouver BC V7Y 1L2

Ontario Securities Commission
20 Queen Street West Suite 1903
Toronto ON M5H 3S8

Quebec Securities Commission
17E Etage Tour De la Bourse
800 Square Victoria
Montreal PQ H4Z 1G3

Nova Scotia Securities Commission
2nd Floor Joseph Howe Building
1690 Hollis Street
Halifax NS B3J 3J9

Dear Sirs:

CHANGE OF AUDITORS

With respect to the change in auditors of NQL Drilling Tools Inc. from Collins Barrow to Deloitte & Touche LLP, we confirm that we have read the notice, dated May 1, 2002, with respect to the change of auditors and we agree with the information contained in the notice.

Yours truly,

DELOITTE & TOUCHE LLP

Deloitte & Touche LLP

David M. Wilson, CA
Partner

lj\nql\securitiesmay1.lt2

Deloitte
Touche
Tohmatsu

CIBC MELLON TRANSFER SYSTEM
HOLDER LIST AS AT 2003/11/03

CORPORATION 5265

WE HEREBY CERTIFY THAT THE FOLLOWING IS A TRUE AND CORRECT LIST OF HOLDERS OF CERTIFICATES OF THE COMPANY AND ISSUE(S) INDICATED AS SHOWN BY THE BOOKS OF RECORD KEPT IN THIS OFFICE AS AT THE CLOSE OF BUSINESS ON 2003/11/03

ISSUE(S)

1 - COMMON

SELECTION CRITERIA

CERTIFICATED HOLDINGS
RANGE FROM 0 TO 99,999,999,999
LIST OPTION - ALL HOLDERS

E. AND O.E.

AUTHORIZED SIGNATORY, CIBC MELLON TRUST COMPANY

NQL DRILLING TOOLS INC..

FN 7102

CIBC Mellon

CORP :5265 SYS:2 ISSUE:1
NQL DRILLING TOOLS INC., / COMMON

3081790 HOLDINGS: 120,420 424635 ALBERTA LTD, 1507-4 STREET NISKU, AB T9E 7M9	4218334 HOLDINGS: 67,171 467650 ALBERTA LTD, 1507 4 ST NISKU, AB T9E 7M9	14453292 HOLDINGS: 213,622 EARL WAYNE ACKERMAN & KATHERINE R ACKERMAN JT TEN, 2 LAKEVIEW LANE MT CARMEL, IL 62863
4694103 HOLDINGS: 100 JOE ALKA, 116 SOUTH VIEW MT CARMEL, IL 62863	15837924 HOLDINGS: 128 GREG ALLEN, 2306 8 ST NISKU, AB T9E 7Z2	4706095 HOLDINGS: 125 LAVERNE R ANDERSON, 944 35TH ST DES MOINES, IA 50312
3081747 HOLDINGS: 12 ANSTAR FINANCIAL CORP, 372 LESSARD DR NW EDMONTON, AB T6M 1A5	4694104 HOLDINGS: 150 CHERYL ASQUIN, 14922 - 43 AVENUE EDMONTON, AB T6H 5S1	4249340 HOLDINGS: 25 VIRGINIA B AVEDIKIAN , 7958 CAMBRIDGE AVE RANCHO CUCAMONGA CA 91730-2301
3081776 HOLDINGS: 25 MICHAEL BAGLIN SR, 201 ALABAMA ST SAN FRANCISCO, CA 941034217	4701081 HOLDINGS: 100 HAROLD BAGOT, 8519 92 AVE EDMONTON, AB T6C 1S1	4841588 HOLDINGS: 20 HAROLD BAGOT, 8519 92 AVE NW EDMONTON, AB T6C 1S1
4694106 HOLDINGS: 100 STEWART A BAILEY, 148 WILLOW PARK ESTATE LEDUC, AB T9E 6J8	15885323 HOLDINGS: 220 WILLIAM R BASKIN, 5024 142 AVE NW EDMONTON, AB T5A 4R7	3081825 HOLDINGS: 50,000 BC INVESTMENTS LTD, 2545 MANULIFE PLACE 10180-101ST ST EDMONTON, AB T5J 3S4

RMS922

CIBC Mellon

CORP :5265 SYS:2 ISSUE:1
NQL DRILLING TOOLS INC., / COMMON

4718309 HOLDINGS: 148
SIMONE BILODEAU,
1893 ALDERSBROOK RD
LONDON, ON
N6G 3R4

4233253 HOLDINGS: 100
FRANCES G BIRD,
3 PARK ST
PO BOX 574
COPPER CLIFF, ON
P0M 1N0

16066115 HOLDINGS: 16,000
MARJORIE BLAKE-CALLINAN,
367 E STRAWBERRY DR
MILL VALLEY, CA
94941

19650973 HOLDINGS: 600
LYLE BORGEL,
606 13 AVE
NISKU, AB
T9E 7P6

3081722 HOLDINGS: 75
JOSEPH S BRYAN,
47 HOMAN BLVD
HEMPSTEAD, NY
11550

3081779 HOLDINGS: 125
H BOYER BUTLER & REBECCA
HEIFNER JT TEN,
2408 LIVENSHIRE
GARLAND, TX
75041-1401

3081705 HOLDINGS: 25
ROBERT CADWELL,
BOX 443
CARTHAGE, IL
62326

16790237 HOLDINGS: 200
SARAH CANTY,
272 HIDDEN VALLEY MANOR NW
CALGARY, AB
T3A 5V4

15885317 HOLDINGS: 160
LISA CASE,
251 COVENTRY GREEN NE
CALGARY, AB
T3K 4M4

14780 HOLDINGS: 23,470,395
CDS & CO,
25 THE ESPLANADE
BOX 1038 STATION A
TORONTO, ON
M5E 1W5

14790 HOLDINGS: 7,508,789
CEDE & CO,
BOX 20
BOWLING GREEN STN
NEW YORK, NY
10274

3081738 HOLDINGS: 500
JAMES D CRAWFORD & ADA M CRAWFORD
JT TEN,
8621 WOODSLANE DR
FT WORTH, TX
76179

3081729 HOLDINGS: 250
FREDRICK A CYRAN & SHAR CYRAN
JT TEN,
4136 KNOLLCREST CIRCLE
AUGUSTA, GA
30907

7706519 HOLDINGS: 500
STATE OF TEXAS
COMPTROLLER OF PUBLIC ACCTS
UNCLAIMED PROPERTY DIV ,
BOX 12019
AUSTIN TX 78711-2019

3081718 HOLDINGS: 37
THOMAS C ELDER JR,
PO BOX 309
THE PLAINS, VA
22171-0309

CIBC Mellon

CORP :5265 SYS:2 ISSUE:1
NQL DRILLING TOOLS INC., / COMMON

19653822 HOLDINGS: 200
BORIS EWANCHUK,
10462 21 AVE NW
EDMONTON, AB
T6J 5A3

3081721 HOLDINGS: 75
ANTHONY FACCIOLO,
BOX 14375
NORFOLK, VA
23518

4694349 HOLDINGS: 100
TRACY FEWKES,
397 N 5TH ST
ALBION, IL
62806

3140553 HOLDINGS: 2,176
SUSAN FOOTE,
333 WESTRIDGE RD NW
EDMONTON, AB
T5T 1C4

20388286 HOLDINGS: 150
SUSAN FOOTE,
333 WESTRIDGE RD
EDMONTON, AB
T5T 1C4

15885332 HOLDINGS: 255
STELLA FORD,
58 CORONADO PL NE
CALGARY, AB
T1Y 6P1

17269640 HOLDINGS: 400
BEV S FREEMAN,
1436 96 AVE
DAWSON CREEK, BC
V1G 1L5

4218490 HOLDINGS: 700
GERALD GARNER,
16135 CYPRESS ROSEHILL RD
CYPRESS, TX
77429

3081708 HOLDINGS: 87
WILLIAM GARTUNG & ELI GARTUNG
JT TEN,
241 MOUNT VERNON AVE
MEDFORD, NY
11763-3624

11449038 HOLDINGS: 1,190
STEPHEN GEGUSS,
1507 4 ST
NISKU, AB
T9E 7M9

11436822 HOLDINGS: 200
STEPHEN GEUGESS,
BOEKEL 39
AKERSLOOT 1921 CE,
NETHERLANDS

3081767 HOLDINGS: 375
DONALD R GIBSON & MARGIE G
GIBSON JT TEN,
5526 PRYTON RHADOLPH
BARTLETT, TN
38134

204301 HOLDINGS: 425
KEVIN GIESE,
36 OTTER POND PLACE
WOODLANDS, TX
77381

7965728 HOLDINGS: 5,000
KEVIN GIESE,
6030 - 88 STREET NW
EDMONTON, AB
T6E 6G4

4694352 HOLDINGS: 150
TED GODZISZ,
604 CANTRELL DR SW
CALGARY, AB
T2W 1W7

RM8902

CORP :5265 SYS:2 ISSUE:1
NQL DRILLING TOOLS INC., / COMMON

4694355 HOLDINGS: GLORIA GOVENLOCK, 74 TRANS OAK ESTATES 51042 RR 204 SHERWOOD PARK, AB T8Q 1E5	100	4994185 HOLDINGS: LANCE GRANT, 323 SCHOONER LANDING NW CALGARY, AB T3L 1X6	500	4841626 HOLDINGS: GORDON B GSELL JR , 503 IONA ST METAIRIE, LA 70005	10,000
3081784 HOLDINGS: EUGENE R HARDESTY & JOAN M HARDESTY JT TEN, C/O GENE HARDESTY 3185 SO HOLMES RD SALINA, KS 67401	250	4975046 HOLDINGS: RICHARD G HAUPERT , HC 67 BOX 59 MIFFLIN PA 17058-9710	200	3082024 HOLDINGS: KEVIN HOFFMAN, 4501 FALCON PL MIDLAND, TX 79707-3121	350
4694366 HOLDINGS: ROBERT HOWDLE, 5116 55 AVE LEDUC, AB T9E 5N6	150	3081834 HOLDINGS: GERALD HRONOTA, RR1 WASKATENAU, AB T0A 3P0	250	3081804 HOLDINGS: BOB C JENKINS, 9324 - 95TH ST EDMONTON, AB	2,500
3081835 HOLDINGS: NORMAN JOHNSON, 23313 TWP RD 520 SHERWOOD, AB T8B 1G4	625	3081755 HOLDINGS: ALAN JONES, 5809 VALLEYCREEK LANE # 705 ARLINGTON, TX 76017	100	3081956 HOLDINGS: OSCAR KRIEGER, 5020-84 AVE NE RR 6 LCD 9 CALGARY, AB T2M 4L5	3,750
15837941 HOLDINGS: CHRIS LAFLEUR, 2306 8 ST NISKU, AB T9E 7Z2	128	4218468 HOLDINGS: CRAIG LAMB, 11848 87 ST EDMONTON, AB T5B 3M9	200	19685770 HOLDINGS: ROBERT D LAMONT & HAZEL LAMONT JTWROS, 15821 94 A EDMONTON, AB T5R 5L9	350

CORP :5265 SYS:2 ISSUE:1
NQL DRILLING TOOLS INC., / COMMON

15888702 HOLDINGS: 16,000
JAY LEVY,
2800 POST OAK BLVD SUITE 5700
HOUSTON, TX
77056

20394210 HOLDINGS: 7,619,160
LINE ROCK PARTNERS II LP,
C/O LIME ROCK MANAGEMENT LP
518 RIVERSIDE AVE
WESTPORT, CT
06880

3081789 HOLDINGS: 68,834
DEAN LIVINGSTONE,
C/O 1507 4 STREET
NISKU, AB
T9E 7M9

15951537 HOLDINGS: 1,000
DEAN LIVINGSTONE,
1507 4 ST
NISKU, AB
T9E 7M9

3140555 HOLDINGS: 1,075
IONA LIVINGSTONE,
51568 RANGE ROAD 225
SHERWOOD PARK, AB
T8C 1H5

20441786 HOLDINGS: 215
IONA LIVINGSTONE,
51568 RANGE RD 225
SHERWOOD PARK, AB
T8C 1H5

3140554 HOLDINGS: 625
JUNE LIVINGSTONE,
130 TWIN BROOKS COVE NW
EDMONTON, AB
T6J 6Y2

20441785 HOLDINGS: 125
JUNE LIVINGSTONE,
130 TWIN BROOKS COVE NW
EDMUNTON, AB
Y6J 6Y2

14443621 HOLDINGS: 50,012
RAYMOND LIVINGSTONE,
1507 4 ST
NISKU, AB
T9E 7M9

3081909 HOLDINGS: 500
THOMAS NEWTON LOCHRIDGE,
3600 W WALDA DR
WACO, TX
76710

20375469 HOLDINGS: 2,777,905
CANFUND VE INVESTORS II LP,
444-5TH AVENUE SW STE 1700
CALGARY, AB
T2P 2T8

3077164 HOLDINGS: 14,832
MR LUBE INTERNATIONAL INC,
6030 88 ST
EDMONTON, AB
T6E 6G4

3081741 HOLDINGS: 750
HORACE C LUHN & ELIZABETH N
LUHN JT TEN,
2375 GRANGE WAY
MARSHALL, TX
75672

15837936 HOLDINGS: 128
JOE MARSHALL,
2306 8 ST
NISKU, AB
T9E 7Z2

15837935 HOLDINGS: 128
BRIAN MCCALLUM,
2306 8 ST
NISKU, AB
T9E 7Z2

RMSB02

CIBC Mellon

CORP :5265 SYS:2 ISSUE:1
NQL DRILLING TOOLS INC., / COMMON

3081720 HOLDINGS: 500
JAMES R MCFARLAND,
2401 STONEWALL DR
BARTLESVILLE, OK
74006

14334341 HOLDINGS: 100
SAMUEL MCGILL & BLANCHE MCGILL TR
UA 02/09/96 THE MCGILL FAMILY
LIVING TRUST,
27 WELLS RD
BROAD BROOK, CT
06016

15837949 HOLDINGS: 63
COLIN MCPHERSON,
2306 8 ST
NISKU, AB
T9E 7Z2

15983014 HOLDINGS: 62
DAVID R MEIKLE,
3445 WINNERS CIR
CANFIELD, OH
44406

3081704 HOLDINGS: 12
JULIE A MELVIN,
408 SUMMERS DR
MACOMB, IL
61455-3152

15885376 HOLDINGS: 480
CHUCK MERRIT,
305 BERMUDA ST
BAKERSFIELD, CA
93309

4218475 HOLDINGS: 700
CINDY MEYER,
1066 EMNORA
HOUSTON, TX
77043

3081758 HOLDINGS: 250
THOMAS J MICALLEF,
C/O 231 NE LOOP 820 STE 114
HURST, TX
76053

3081895 HOLDINGS: 1,250
DARLENE MICHAEL,
C/O CARLENE MICHAEL-CONNOLLY
629 NORTHPORT LN
KEMAH, TX
77565

3081822 HOLDINGS: 2,500
KIM MORRELL,
1426 POTOMAC
HOUSTON, TX
77057

4694540 HOLDINGS: 150
LORNE MYERS,
11449 152B AVE NW
EDMONTON, AB
T5X 1E9

3081743 HOLDINGS: 1,062
SALLY NEVENS & MICHAEL NEVENS
JT TEN,
35 15 84TH ST
JACKSON HEIGHTS, NY
11372

3081823 HOLDINGS: 15,000
PAUL NOE,
4403 CRIMSON CT
SUGARLAND, TX
77479

15885359 HOLDINGS: 240
DON NOVINGER,
2850 51 ST SW UNIT 216
CALGARY, AB
T3E 6S7

20374021 HOLDINGS: 45,875
O & O INVESTMENTS LTD,
C/O OREST TALPASH & OLESIA TALPASH
1517 HEFFERNAN CLOSE
EDMONTON, AB
T6R 2N7

CORP :5265 SYS:2 ISSUE:1
NQL DRILLING TOOLS INC., / COMMON

3081745 HOLDINGS: 250
GEORGE ODIAN,
1 BOLIVAR ST
STATEN ISLAND, NY
10314

4218384 HOLDINGS: 400
TRACY PARADIS,
F303 12029 25 AVE
EDMONTON, AB
T6J 4G6

3081770 HOLDINGS: 500
LEROY J PITMAN & KATHERIN M
PITMAN JT TEN,
295 MOGOLLON DR
SEDONA, AZ
86336-3938

72770 HOLDINGS: 32,800
ROYTOR & CO,
INSTITUTIONAL & INVESTOR SERVICES
ATTN GREGG SPINKS
ROYAL BANK PLAZA NORTH TOWER
200 BAY ST 25TH FL
TORONTO, ON
M5J 2J5

288207 HOLDINGS: 200
WAYNE D SCHAEFER,
BOX 398
MASONVILLE, CO
80541

4694543 HOLDINGS: 100
DAVID OLAFSON,
5812 54 AVE
BEAUMONT, AB
T4X 1B6

3081879 HOLDINGS: 50
ELYA PERRITT,
6023 84 ST NW
CALGARY, AB
T3B 4X4

3081739 HOLDINGS: 250
SELMA RABIN,
167 E 61 ST APT 23C
NEW YORK, NY
10021

20052219 HOLDINGS: 10,000
LOU SALLEY,
SUITE 1750
1185 WEST GEORGIA ST
VANCOUVER,BC
V6E 4E6

4694552 HOLDINGS: 200
KARL SCHMIDT,
RR 4
CALMAR, AB
TOC OVO

3081794 HOLDINGS: 125
RICHARD J PAAVOLA,
6616 BRITTANY RD
EDINA, MN
55435-1531

3081736 HOLDINGS: 175
DZUNG D PHAM,
900 WINTERCREST COURT
ARLINGTON, TX
76017

3081709 HOLDINGS: 125
IAN ROSS,
1072 SHAMAN CRES
DELTA, BC
V4M 2L7

4218499 HOLDINGS: 600
KENNETH SANDERSON,
6643 SATSUMA
HOUSTON, TX
77041

14318608 HOLDINGS: 125
HARRIET R WEINBERGER SCHNEIDER,
C/O GILMAN & SCHNEIDER
ATTORNEYS AT LAW
140 BROADWAY
46TH FLR
NEW YORK, NY
10005

CORP :5265 SYS:2 ISSUE:1
NQL DRILLING TOOLS INC., / COMMON

15837946 HOLDINGS: 128
GLENN SCHULTZ,
2306 8 ST
NISKU, AB
T9E 7Z2

15885353 HOLDINGS: 730
NORNAN SIMPSON,
PO BOX 446
DELBURNE, AB
TOM OVO

3081863 HOLDINGS: 200
MIKE SIMS,
1060 CAMEO DR
OTTAWA, ON
K2C 1Y7

3081715 HOLDINGS: 125
BETTY S SMITH & EAR MCQUILKIN
JT TEN,
161 B-3 CYNTHIA LANE
MIDDLETOWN, CT
06457

14453293 HOLDINGS: 142,304
JOELY R SMITH,
RTE 1 BOX 38
BONE GAP, IL
62815

4852467 HOLDINGS: 34,000
SPINDRIFT PARTNERS LP,
C/O WELLINGTON MANAGEMENT CO LLO
75 STATE ST
BOSTON, MA
02109

20441783 HOLDINGS: 6,800
SPRINDRIFT PARTNERS LP,
C/O WELLINGTON MANAGEMENT CO
75 STATE ST
BOSTON, MA
02109

3081894 HOLDINGS: 465
ELIZABETH STEWART,
14017 BURTCLIFF
HOUSTON, TX
77060

13506225 HOLDINGS: 20,087
DAVIS FAMILY TRUST,
ATTN. SCOTT DAVIS
2304 113A ST N W
EDMONTON, AB
T6J 4Y2

15183268 HOLDINGS: 47,843
THE DAVIS FAMILY TRUST,
2304-113A STREET
EDMONTON, AB
T6J 4X2

4836515 HOLDINGS: 125
BETH UNDERSHULTZ,
RR 2 S 5 C 21
OSOYOOS, BC
VOH 1VO

3081928 HOLDINGS: 750
TED VARNA,
3260 VAN DORN
LINCOLN, NE
68502

4218501 HOLDINGS: 100
ERNIE VILLALABOS,
14175 CYPRESS N HOUSTON
506 CYPRESS, TX
77429

3081733 HOLDINGS: 250
RAYMOND VOGEL,
1841 12TH ST SE
LARGO, FL
34641

3081841 HOLDINGS: 350
MIKE WAGENAAR,
1451 YORK ST
REGINA, SK
S4T 4P8

FN.802

CIBC Mellon

CORP :5265 SYS:2 ISSUE:1
NQL DRILLING TOOLS INC., / COMMON

4841020 HOLDINGS: 25
JUDY WAKABAYASHI,
1403 591 W 57TH AVE
VANCOUVER, BC
V6P 1R9

3146788 HOLDINGS: 38
MRS JANET P WALLER,
P O BOX 224
NORTH HAVERHILL, NH
03774

19628770 HOLDINGS: 1,000
F ARTHUR WARSHAWSKI,
7104 103 AVE NW
EDMONTON, AB
T6A OV1

4694558 HOLDINGS: 100
GLEN WEBERG,
4627 17 AVE NW
EDMONTON, AB
T6L 2Z4

15888253 HOLDINGS: 364
KEVIN WELSH,
1602 6 ST NW
CALGARY, AB
T2M 3E8

3081746 HOLDINGS: 250
WEST & NELSON ENTERPRISES INC,
159 RIVERWOOD DRIVE
BASTROP, TX
78602-7685

14453294 HOLDINGS: 142,304
JILL R WILCOX,
124 MARION ST
MT CARMEL, IL
62863

3081764 HOLDINGS: 600
CLEMMIE W WOODARD & MARY LOU
WOODARD JT TEN,
BOX 412
AZLE, TX
76020

325079 HOLDINGS: 1
JEX WOODS,
PO BOX 1059 STN A
VANCOUVER, BC
V6C 2P1

3081967 HOLDINGS: 4,000
FRANCIS YU,
8-10325 156 ST NW
EDMONTON, AB
T5P 2R4

RMSR02

CIBC Mellon

PGM:N10025CC

CIBC MELLON TRUST COMPANY
HOLDER LIST AS AT 2003/11/03

DATE:2003/11/03
10

CORP :5265 SYS:2 ISSUE:1
NQL DRILLING TOOLS INC., / COMMON

	BALANCE	ACCOUNTS
CANADA	26,807,833.0000	69
U.S.A	15,741,397.0000	60
OTHERS	200.0000	1
TOTALS	42,549,430.0000	130

RMSP02

CIBC Mellon

CIBC MELLON TRANSFER SYSTEM
HOLDER LIST AS AT 2003/11/03

CORPORATION 5265

WE HEREBY CERTIFY THAT THE FOLLOWING IS A TRUE AND CORRECT LIST OF HOLDERS OF CERTIFICATES OF THE COMPANY AND ISSUE(S) INDICATED AS SHOWN BY THE BOOKS OF RECORD KEPT IN THIS OFFICE AS AT THE CLOSE OF BUSINESS ON 2003/11/03

ISSUE(S)

2 - UNEX NATIONAL QUICK LUBE - 4:1

SELECTION CRITERIA

CERTIFICATED HOLDINGS
RANGE FROM 0 TO 99,999,999,999
LIST OPTION - ALL HOLDERS

E. AND O.E.

AUTHORIZED SIGNATORY, CIBC MELLON TRUST COMPANY

NQL DRILLING TOOLS INC

3W8802

CIBC Mellon

CORP :5265 SYS:2 ISSUE:2
NQL DRILLING TOOLS INC / UNEX NATIONAL QUICK LUBE - 4:1

3081955 HOLDINGS: 500
ROBERT A ACREE & DAWN M ACREE
JT TEN,
1721 SHARON ST
ARLINGTON, TX
76010-7507

3081918 HOLDINGS: 500
HARRY BAKALIS,
64 HOPE DR
PLAINVIEW, NY
11803-5650

3081908 HOLDINGS: 5,000
ROBIN OWEN BOOTH,
6628 MEADOWRIDGE COURT
FORT WORTH, TX
76180

3082005 HOLDINGS: 300
THOMAS C BREEDEN,
1300 GALLATIN RD # 702
GALLATIN, TN
37066

3081970 HOLDINGS: 500
CHASE BREEDON,
1300 GALLATIN RD # 702
GALLATIN, TN
37066

3082010 HOLDINGS: 1,736
JOANNE BRUES & CHARLES T
BRUES JT TEN,
4325 PRADO DR
BOULDER, CO
80303-9629

3082007 HOLDINGS: 1,000
RICHARD CLEMENSEN,
10123 AMBLEWOOD
HOUSTON, TX
77099

3081935 HOLDINGS: 1,000
BARRY DALE COLLINS,
RTE 5 BOX 124 P
KELLER, TX
76248

3081980 HOLDINGS: 500
CHARLES DAYS JR,
5237 BROOKMEADE DR.
HOUSTON, TX
77045-5130

3081916 HOLDINGS: 3,000
STANLEY DURSTLING,
9516 147 AVE NW
EDMONTON, AB
T5E 2K6

3081981 HOLDINGS: 2,500
SPENCER GIESE,
36 OTTER PARK PLACE
THE WOODLAND, TX
77381

3082004 HOLDINGS: 500
JUAN GONZALEZ,
2307 BRANARD
HOUSTON, TX
77098

3081939 HOLDINGS: 1,000
JAMES D GOON,
10227 GREEN ASH RD
DALLAS, TX
75243

3081637 HOLDINGS: 400
SCOTT T GRAMLICH,
3813-65TH ST
CAMROSE, AB
T4V 3R9

3081636 HOLDINGS: 200
STACEY GRAMLICH,
3813-65TH AVE
CAMROSE, AB
T4V 3R9

CORP :5265 SYS:2 ISSUE:2
NQL DRILLING TOOLS INC / UNEX NATIONAL QUICK LUBE - 4:1

3081917 HOLDINGS: 1,000
BOBBY J GREEN,
13261 LIBERTY SCHOOL RD
AZLE, TX
760209658

3081911 HOLDINGS: 500
PAUL G HARNETT,
425 TERRACE COURT
VIRGINIA BEACH, VA
23451

3081922 HOLDINGS: 1,000
JAMES E HAVENER & JANA L
HEVENER JT TEN,
1633 OLD PLANK RD
NEWBURGH, IN
47630-9565

3081653 HOLDINGS: 300
KEVIN HOGAN,
96 SINCLAIR CRES SW
CALGARY, AB
T2W 0L9

3081924 HOLDINGS: 2,000
S Y JAMALUDDIN & U S JAMALUDDIN
TTEES FOR JAMALUDDIN FAMILY
TRUST 12/13/90,
4129 CABERNET DR
BEKERSFIELD, CA
93306

3081971 HOLDINGS: 500
WILLIAM ANDY JONES,
107 CUDE LANE
MADISON, TN
37115

656091 HOLDINGS: 1,600
BARBARA L KELLO,
3430 EAST FLAMINGO ROAD
STE 104
LAS VEGAS, NV
89121

3081941 HOLDINGS: 1,000
DANIEL G KENDALL,
PO BOX 821216
FORT WORTH, TX
76182-1216

3082009 HOLDINGS: 400
WENDELL KLASSEN,
164 CEDAR MEADOW DR
REGINA, SK
S4X 3S6

3081954 HOLDINGS: 1,000
JEFFRY F KOON,
6816 CANOE LANE
PLANO, TX
75023-2027

3081903 HOLDINGS: 250
MAN YIN LAU,
1817 FIRST AVE E
NEWTON, IA
50208

3081940 HOLDINGS: 4,750
ALAN DALE LEEDS,
2409 CHAPEL HILL LN
ARLINGTON, TX
76014

3077164 HOLDINGS: 12,500
MR LUBE INTERNATIONAL INC,
6030 88 ST
EDMONTON, AB
T6E 6G4

3081942 HOLDINGS: 3,000
EDDIE LEE MAHAN,
2455 E RENFRO ST
BURLESON, TX
760289335

3081822 HOLDINGS: 10,000
KIM MORRELL,
1426 POTOMAC
HOUSTON, TX
77057

CORP :5265 SYS:2 ISSUE:2
NQL DRILLING TOOLS INC / UNEX NATIONAL QUICK LUBE - 4:1

3081983 HOLDINGS: 500
BEN MORRIS,
505-10010 WESTPARK
HOUSTON, TX
77042

3081985 HOLDINGS: 1,500
PAT NAIRN,
403 - 12939 WHITTINGTON DR
HOUSTON, TX
77077

3081973 HOLDINGS: 500
JOEY NORTON,
4761 APOLLO DRIVE
ANTIOCH, TN
37013

3081974 HOLDINGS: 800
JEREMY OAKS,
6314 LIMEWOOD
MEMPHIS, TN
38134

3082017 HOLDINGS: 53,520
ROBERT PFENNING,
GUT SCHWAIGE LEUTSTETTEN
STARNBERG, 82319
GERMANY

3081929 HOLDINGS: 550
LUDWIG PIETZ & PAULINE PIETZ
JT TEN,
2504 HURSTVIEW DR
HURST, TX
76054

3081624 HOLDINGS: 12,500
REGIS INVESTMENTS,
384B BLENHEIM ST
VANCOUVER, BC
V6L 2Y6

3081913 HOLDINGS: 1,000
BETTY J RYAN,
16312 BREWSTER RD
CLEVELAND HTS, OH
44112

3081975 HOLDINGS: 900
LEE SALTER,
P O BOX 9262
MEMPHIS, TN
38190-0262

3081976 HOLDINGS: 500
SCOTT SARTIN,
6029 FOXRIDGE
MEMPHIS, TN
38109

3081925 HOLDINGS: 1,350
HARRIET SCHNEIDER,
68 09 218TH ST
BAYSIDE, NY
11364

3081915 HOLDINGS: 250
KEVIN SKINNER,
25141 53RD AVE
ALDERGROVE, BC
VOX 1AO

3081988 HOLDINGS: 1,300
ZANDER DARRON TERRELL,
PO BOX 742
WALLER, TX
77484

3081906 HOLDINGS: 31,584
MARK THYGESEN,
6220 127 ST NW
EDMONTON, AB
T6H 3W9

3081904 HOLDINGS: 50
THOMAS NIEDERMEIER C/F TIMOTHY
NEIDERMEIR UGMA,
9427 EDWARDS PL
CHARLOTTE, NC
28227-9655

RMS802

CIBC Mellon

CORP :5265 SYS:2 ISSUE:2
NQL DRILLING TOOLS INC / UNEX NATIONAL QUICK LUBE - 4:1

3081655 HOLDINGS: 500
CORY VASS,
336 WOODBINE BLVD SW
CALGARY, AB
T2W 4K7

3082006 HOLDINGS: 700
DONALD VAUGHN,
227 W READ OAK # 4
MEMPHIS, TN
38112

3081920 HOLDINGS: 2,000
SEYMOUR WARREN,
14269 GODDARD
DETROIT, MI
48212

1125286 HOLDINGS: 8,350
WEST CANADA DEPOSITORY TRUST
COMPANY,
BOX 10333
609 GRANVILLE ST
VANCOUVER, BC
V7Y 1H1

3081977 HOLDINGS: 500
HOWARD WHITTINGTON,
521 SPRING GARDEN COURT
ANTIOCH, TN
37013

3081950 HOLDINGS: 500
RONALD E WIENKE & EMILIE C
WIENKE JT TEN,
7716 BANTRY
DALLAS, TX
75248

3081989 HOLDINGS: 1,000
MIKE WONDRAK,
18702 TURNIP ST
SPRING, TX
77379

325079 HOLDINGS: 1
JEX WOODS,
PO BOX 1059 STN A
VANCOUVER, BC
V6C 2P1

CIBC Mellon

CORP :5265 SYS:2 ISSUE:2
NQL DRILLING TOOLS INC / UNEX NATIONAL QUICK LUBE - 4:1

	BALANCE	ACCOUNTS
CANADA	69,985.0000	12
U.S.A	55,286.0000	40
OTHERS	53,520.0000	1
TOTALS	178,791.0000	53

CIBC Mellon

CIBC MELLON TRANSFER SYSTEM
HOLDER LIST AS AT 2003/11/03

CORPORATION 5265

WE HEREBY CERTIFY THAT THE FOLLOWING IS A TRUE AND CORRECT LIST OF HOLDERS OF CERTIFICATES OF THE COMPANY AND ISSUE(S) INDICATED AS SHOWN BY THE BOOKS OF RECORD KEPT IN THIS OFFICE AS AT THE CLOSE OF BUSINESS ON 2003/11/03

ISSUE(S)

3 - UNEX DFI VENTURE - 8:1

SELECTION CRITERIA

CERTIFICATED HOLDINGS
RANGE FROM 0 TO 99,999,999,999
LIST OPTION - ALL HOLDERS

E. AND O.E. ____________________

AUTHORIZED SIGNATORY, CIBC MELLON TRUST COMPANY

NQL DRILLING TOOLS INC

CIBC Mellon

HOLDER LIST AS AT 2003/11/03

DATE:2003/11/03
1

CORP :5265 SYS:2 ISSUE:3
NQL DRILLING TOOLS INC / UNEX DFI VENTURE - 8:1

3082057 HOLDINGS: 3,000
ANTOINETTE V CAMPO & GASPARE
CAMPO JT TEN.
28534 FLANDERS
WARREN, MI
48093

3082054 HOLDINGS: 300
SAL CUPO & ROSE CUPO JT TEN.
1161 SW 120TH WAY
DAVIE, FL
33325

3082053 HOLDINGS: 200
FLOYD D MAY & ROBERTA ANAY
TEN IN COMMON.
138 NECHES TRAIL WB 19A
WHITNEY, TX
76692

3082049 HOLDINGS: 150
S PASTORELLI & H WILDE & L
MCENTIRE & RAFTIS JT TEN.
1126 KAREN OAKS
MACOMB, IL
61455

3082035 HOLDINGS: 100
ROBERT CERRANO C/F ANNE CERRANO
UGMA,
5420 GLENCRIE DR
QUINCY, IL
62301

3082038 HOLDINGS: 100
ROBERT CERRANO C/F JASON CERRANO
UGMA,
5420 GLENCRIE DR
QUINCY, IL
62301

325079 HOLDINGS: 1
JEX WOODS,
PO BOX 1059 STN A
VANCOUVER, BC
V6C 2P1

RMSB02

CIBC Mellon

PGM:N10025CC

CIBC MELLON TRUST COMPANY
HOLDER LIST AS AT 2003/11/03

DATE:2003/11/03

CORP :5265 SYS:2 ISSUE:3
NQL DRILLING TOOLS INC / UNEX DFI VENTURE - 8:1

	BALANCE	ACCOUNTS
CANADA	01.0000	1
U.S.A	3,850.0000	6
TOTALS	3,851.0000	7

F/9F02

CIBC Mellon

CIBC MELLON TRANSFER SYSTEM
HOLDER LIST AS AT 2003/11/03

CORPORATION 5265

WE HEREBY CERTIFY THAT THE FOLLOWING IS A TRUE AND CORRECT LIST OF HOLDERS OF CERTIFICATES OF THE COMPANY AND ISSUE(S) INDICATED AS SHOWN BY THE BOOKS OF RECORD KEPT IN THIS OFFICE AS AT THE CLOSE OF BUSINESS ON 2003/11/03

ISSUE(S)

4 - UNEX NORTHSTAR DRILLING SYSTEMS IN

SELECTION CRITERIA

CERTIFICATED HOLDINGS
RANGE FROM 0 TO 99,999,999,999
LIST OPTION - ALL HOLDERS

E. AND O.E.____________________

AUTHORIZED SIGNATORY, CIBC MELLON TRUST COMPANY

NQL DRILLING TOOLS INC.

MSB02

CIBC Mellon

CORP :5265 SYS:2 ISSUE:4
NQL DRILLING TOOLS INC. / UNEX NORTHSTAR DRILLING SYSTEMS IN

15885325 HOLDINGS: DIANE F BAKKER, 811 COACH BLUFF CRES SW CALGARY, AB T3H 1A9	730	15885335 HOLDINGS: BIG SKY WIRELESS LTD, 109S-8500 MACLEOD TRAIL SE CALGARY, AB T2H 2N1	800	15885327 HOLDINGS: GORDON BOWSER, 503 510 21 AVE SW CALGARY, AB T2S OH2	2,180
15885356 HOLDINGS: FIRST GENERAL SERVICES CALGARY INC, 1815 10 AVE SW CALGARY, AB T3C OK2	9,090	15885345 HOLDINGS: A MALCOLM HOUGH, C/O TRIPLE A ELECTRIC RR 4 LCD 1 RED DEER, AB T4N 5E4	1,820	15885351 HOLDINGS: ERNEST LAWRENCE, 293 MARTINDALE BLVD NE CALGARY, AB T3J 2P2	730
3081823 HOLDINGS: PAUL NOE, 4403 CRIMSON CT SUGARLAND, TX 77479	3,000	15885329 HOLDINGS: WAYNE PILLING, 900-144 4 AVE SW CALGARY, AB T2P 3N4	1,100	15885311 HOLDINGS: DAN SAUNDERS, 8612 44 AVE NW EDMONTON, AB T6K OZ8	1,000
15885319 HOLDINGS: JASON SHANTZ, 903 72 AVE NW CALGARY, AB T2K OP7	500	15885378 HOLDINGS: ROY SMITH, 230 E 5 ST MT CARMEL, IL 62863	9,500	15885368 HOLDINGS: GLADYS L SPENCE, PO BOX 86 PERRYVALE, AB TOG 1TO	730

CIBC MELLON TRUST COMPANY
HOLDER LIST AS AT 2003/11/03

CORP :5265 SYS:2 ISSUE:4
NQL DRILLING TOOLS INC. / UNEX NORTHSTAR DRILLING SYSTEMS IN

	BALANCE	ACCOUNTS
CANADA	18,680.0000	10
U.S.A	12,500.0000	2
TOTALS	31,180.0000	12